04045055

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pharmaxis Ltd.

*CURRENT ADDRESS Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 27 2004
THOMSON
FINANCIAL

FILE NO. 82- 34813 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 9/21/04

82-34813

REPORTING SCHEDULE

Pharmaxis is required to file the following by the dates indicated:

A. Periodic Disclosure:

1. Quarterly disclosure: Pharmaxis Ltd is required to lodge with the ASX a "Quarterly report for entities admitted on the basis of commitments (Appendix 4C)" no later than one month after the end of each quarter until December 2005. Reports filed since listing (10 November 2003):
    a. Quarter ended 31 December 2003 filed with ASX on 30th January 2004
    b. Quarter ended 31 March 2004 filed with the ASX on 27th April 2004
    c. Quarter ended 30 June 2004 filed with the ASX on 29th July 2004
2. Half-year disclosure: Pharmaxis Ltd is required to lodge with the ASX a "copy of the financial statements and reports as prescribed by section 320 of the Corporations Act together with additional information required by Appendix 4D of the Listing Rules no later than two months after the end of the half year. The company lodged with the ASX on 6th February 2004 its half year disclosures for the period ending 31 December 2003
3. Annual disclosure:
    a. Pharmaxis Ltd is required to lodge with the ASX the information set out in Appendix 4E of the Listing Rules ("Preliminary Final Report") no later than two months after the end of the fiscal year. Pharmaxis lodged this report on 9th August 2004.
    b. Pharmaxis Ltd is required to lodge with the ASX and the Australian Securities and Investment Commission ("ASIC") a copy of its financial statements and reports as prescribed by section 319 of the Corporations Act no later than three months after the end of the fiscal year.
    c. Pharmaxis Ltd is required to send shareholders a copy of the Annual Report before the end of 17 weeks after the end of the fiscal year, and simultaneously lodge a copy with the ASX.

B. Ongoing Reporting Requirements:

1. Continuous Disclosure. Pharmaxis Ltd must comply with the continuous disclosure requirements of the ASX and the Corporations Act. Information released to the market since listing are as follows:
    a. Press Release: Pharmaxis Expands Senior Management Team (filed 13th November 2003)
    b. Investor Presentation dated November 2003 (filed 17 November 2003)
    c. Quarterly Report to Shareholders No. 1 (filed 6 February 2004)
    d. Investor Presentation Update dated January 2004 (filed 6 February 2004)
    e. Comparative Financial Statements (filed 6 February 2004)
    f. Pharmaxis Ltd Top 20 Shareholders (filed 9 February 2004)
    g. Press Release: Pharmaxis Completes Interim Analysis on Bronchitol Study (filed 23 February 2004)
    h. Investor Presentation Update dated February 2004 (filed 24 February 2004)

i. Press Release: Aridol of Benefit in Managing COPD: Clinical Study (filed 21 April 2004)
j. Press Release: Pharmaxis Successful Application – Pharmaceuticals Partnerships Program (filed 22 April 2004)
k. Quarterly Report to Shareholders No. 2 (filed 27 April 2004)
l. Investor Presentation Update dated June 2004 (filed 21 June 2004)
m. Press Release: Pharmaxis to Establish Level One ADR Program (filed 1 July 2004)
n. Press Release: Pharmaxis Successfully Completes Patient Enrollment for Phase II Bronchitol trial (filed 16 July 2004)
o. Press Release: Pharmaxis Successfully Completes Patient Enrollment for Phase III Aridol trial (filed 30 July 2004)
p. Quarterly Report to Shareholders No. 3 (filed 2 August 2004)
q. Investor Presentation Update dated August 2004 (filed 18 August 2004)

2. Corporate Actions: Various events require immediate notification to the ASX and/or ASIC. Information released to the ASX by Pharmaxis Ltd since listing include:
   a. New issue announcement, application for quotation of additional securities and agreement (Appendix 3B) in relation to employee options (filed 9th December 2003).
   b. Notice of Initial Substantial Shareholder (filed 1 March 2004)
   c. Employee Option Plan Prospectus – (filed 17th March 2004).
   d. New Issue Announcement application for quotation of additional securities and agreement – Appendix 3B (filed 7th April 2004)
   e. Release of Restricted Securities and Voluntary Escrow (Appendix 3B) (filed 7th April 2004).
   f. Form 484 Change of company details filed 6th June 2004
   g. New Issue Announcement application for quotation of additional securities and agreement – Appendix 3B (filed 17th June 2004)
   h. Notice of Change of Interest of Substantial Shareholder (filed 24 June 2004)
   i. Form 484 Change to Company Details filed with ASIC (only) 11 August 2004.

C. <u>Disclosures Related to the Initial Public Offering:</u>
1. Prospectus – filed with ASIC on 26th September 2003, with the ASX on 15th October 2003 (also at D 8 and D12 below)
2. Initial Director's Interest Notice – Appendix 3X – required to be filed within 5 business days of initial listing. Filed 12th November 2003.
3. Notice of Initial Substantial Shareholder (filed 2 December 2003)

D. <u>Disclosures Prior to Listing:</u>
Prior to its listing, Pharmaxis was required to file certain statutory forms and other documents with ASIC. Pharmaxis now satisfies the majority of the ASIC filing requirement by filing documents with ASX.
1. ASX Constitution (7 November 2003)
2. ASX Stock Exchange Announcement (7 November 2003)
3. ASX Commencement of Official Quotation (7 November 2003)

4. Form 211 Return Showing Division or Conversion of Shares Into Classes (filed 7 November 2003)
5. Form 484 Change to Company Details, Changes to Share Structure, Form 484G Notification of Share Issue (filed 7 November 2003)
6. Form 991 Notification of Location of Books Stored on Computer (filed 6 November 2003)
7. ASIC Waiver, Instrument of Modification of Provisions of Chapter 6 of the Corporations Act 2001 (27 October 2003)
8. ASX Prospectus (15 October 2003; see also 26 September 2003) (also at C1 and D12)
9. Form 2205B Notification of Resolution Relating to Shares, Convert Shares Into Larger or Smaller Number (filed 1 October 2003)
10. New Constitution of Company (filed 1 October 2003) (also at D1)
11. Form 205J Notification of Resolution Altering the Constitution (filed 1 October 2003)
12. Prospectus for Equities (filed 26 September 2003) (also at C1 and D8 above)
13. Form 484 Change to Company Details Appoint/Cease Alternate Director, form 484A Change of Officeholder/member Name or Address (filed 23 September 2003)
14. Constitution of Company (filed 24 July 2003)
15. Form 206C Application For Change of Company Status, Conversion of Company From Pty to Public (filed 24 July 2003)
16. Form 205C Notification of Resolution Converting to a Public Company (filed 24 July 2003)
17. Forms 484A Change to Company Details, Change of Officeholder/member Name or Address, 484A Change to Company Details, Change of Officeholder/member Name, 484E Change to Company Details, Appointment or Cessation of a Company Officeholder (filed 1 July 2003)

E. Shareholder Resolutions etc Prior to Listing:

1. Circular Resolution of Shareholders dated 24 July 2004 in relation to change in status of company from private to public.
2. Waiver and Agreement dated 25 September 2003 in relation to shareholder agreement
3. Circular resolution of Shareholders dated 25 September 2003 in relation to IPO.

pharmaxis

30 January 2004

Australian Stock Exchange
Level 6
20 Bridge Street
Sydney NSW 2000

Attention: Company Announcements

Dear Sir/Madam,

Appendix 4C: Quarterly report for entities admitted on the basis of commitments
Quarter ended 31st December 2003

Appendix 4C for the quarter ended 31st December is attached for immediate release to the market.

On Friday 6th February 2004 Pharmaxis will be releasing to the market:

- The Half Year Report (Appendix 4C)
- The December 2003 Quarterly Report to Shareholders

These two documents will provide additional information on the company's recent activities.

Sincerely,

David McGarvey
Chief Financial Officer/Company Secretary

Pharmaxis Ltd
ABN 75 082 811 630
Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Australia
T 02 9451 5961
F 02 9451 3622
www.pharmaxis.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Pharmaxis Ltd

ABN	Quarter ended ("current quarter")
75 082 811 630	31 December 2003

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from research grants		159	381
1.2	Payments for	(a) staff costs	(548)	(1,160)
		(b) advertising and marketing	-	-
		(c) research and development	(761)	(1,395)
		(d) leased assets	-	-
		(e) other working capital	(353)	(514)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		209	288
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		16	35
	Net operating cash flows		(1,277)	(2,365)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,277)	(2,365)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(19)	(31)
	(d) physical non-current assets	(118)	(156)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(137)	(187)
1.14	**Total operating and investing cash flows**	(1,414)	(2,552)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	22,894	22,894
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	22,894	22,894
	Net increase (decrease) in cash held	21,481	20,342
1.21	Cash at beginning of quarter/year to date	6,245	7,384
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	27,726	27,726

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	196	12
4.2	Deposits at call	129	232
4.3	Bank overdraft		
4.4	Other (bank accepted commercial bills)	27,401	6,001
	Total: cash at end of quarter (item 1.22)	27,726	6,245

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: (Company secretary) Date: ...30 January 2004......

Print name: ...David McGarvey.................

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Pharmaxis Ltd

ABN	Quarter ended ("current quarter")
75 082 811 630	31 March 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from research grants		193	574
1.2	Payments for	(a) staff costs	(539)	(1,698)
		(b) advertising and marketing	-	-
		(c) research and development	(669)	(2,061)
		(d) leased assets	-	-
		(e) other working capital	(49)	(566)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		356	645
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		14	48
	Net operating cash flows		(694)	(3,058)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	(694)	(3,058)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(9)	(40)
	(d) physical non-current assets	(176)	(332)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(185)	(372)
1.14	**Total operating and investing cash flows**	(879)	(3,430)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	(3)	22,890
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	(3)	22,890
	Net increase (decrease) in cash held	(882)	19,460
1.21	Cash at beginning of quarter/year to date	27,726	7,384
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	26,844	26,844

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	$48
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Payments represent directors fees for the quarter

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	11	196
4.2	Deposits at call	922	129
4.3	Bank overdraft		
4.4	Other (bank accepted commercial bills)	25,911	27,401
	Total: cash at end of quarter (item 1.22)	26,844	27,726

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Nil	Nil
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: (Company secretary) Date: ...27 April 2004......

Print name: ...David McGarvey.................

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Pharmaxis Ltd

ABN	Quarter ended ("current quarter")
75 082 811 630	30 June 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from research grants		298	872
1.2	Payments for	(a) staff costs	(839)	(2,537)
		(b) advertising and marketing	-	-
		(c) research and development	(1,198)	(3,259)
		(d) leased assets	-	-
		(e) other working capital	(300)	(866)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		445	1,090
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	48
	Net operating cash flows		(1,594)	(4,652)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,594)	(4,652)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(5)	(46)
	(d) physical non-current assets	(28)	(360)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(33)	(406)
1.14	**Total operating and investing cash flows**	(1,627)	(5,058)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	22,891
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	-	22,891
	Net increase (decrease) in cash held	(1,627)	17,833
1.21	Cash at beginning of quarter/year to date	26,844	7,384
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	25,217	25,217

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	$48
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

Payments represent directors fees for the quarter

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	55	11
4.2 Deposits at call	1,063	922
4.3 Bank overdraft		
4.4 Other (bank accepted commercial bills)	24,099	25,911
Total: cash at end of quarter (item 1.22)	25,217	26,844

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Nil	Nil
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: (Company secretary) Date: ...29 July 2004......

Print name: ...David McGarvey.................

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

pharmaxis

Pharmaxis Ltd
ABN 75 082 811 630

ASX Half year report – 31 December 2003

Lodged with the ASX under Listing Rule 4.2A

This report is to be read in conjunction with the prospectus dated 26th September 2003, the financial statements for the year ended 30 June 2003 and any public announcements made by during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Contents

Pharmaxis Ltd
ABN 75 082 811 630

Reporting period: Half year ended 31st December 2003
(Previous corresponding period: Half year ended 31st December 2002)

Results for announcement to the market

				A$'000
Revenue from ordinary activities	**Up**	**183%**	to	**975**
Profit(Loss) from ordinary activities after tax	**Up**	**186%**	to	**(2,063)**
Net profit(loss) for the half year attributable to members	**Up**	**186%**	to	**(2,063)**

Dividends
It is not proposed to pay a dividend

Other Appendix 4D information

	31 December 2003	31 December 2002
Net tangible assets per ordinary share	**$ 0.27**	$ 0.16

Pharmaxis Ltd
ACN 082 811 630
Financial Report – 31 December 2003

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the prospectus dated 26th September 2003, the financial statements for the year ended 30 June 2003 and any public announcements made by during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Pharmaxis Ltd

Directors' Report

Your directors present their report on the company for the half-year ended 31 December 2003.

Directors
The following persons were directors of the company during the whole of the half-year and up to the date of this report:

Denis Hanley
Brett Charlton
Carrie Hillyard
Charles Kiefel
Alan Robertson
Brigitte Smith

Malcolm McComas was appointed a director on 4 July 2003 and continues in office at the date of this report.

William Cowden (alternate for Brett Charlton), Geoffrey Brooke (alternate for Brigitte Smith) and Mark Morrisson (alternate for Carrie Hillyard) were alternate directors until their resignation on 22 September 2003.

Review of operations
Overview
Major milestones achieved during the first half of fiscal 2004 include:

- The company successfully listed on the Australian Stock Exchange on 10 November 2003, raising $25 million.
- The company commenced manufacture of Aridol and Bronchitol for use in clinical trials, at its TGA registered manufacturing facility at Frenchs Forest.
- The Phase 3 clinical trial of the Aridol lung function test and the Phase 2 clinical trial of Bronchitol for bronciectasis both commenced recruitment phase.
- The Phase 2 clinical trial of Bronchitol for cystic fibrosis received regulatory approvals.
- Protocol development continues for the follow on Phase 2 clinical trials of Bronchitol for bronchiectasis and cystic fibrosis.
- Key staff appointments included Mr Gary Phillips as Commercial Director, Mr Ron Sinani as Senior Regulatory Affairs Associate. The clinical trials team and manufacturing group have each expanded due to the increased clinical trial activity. Total employees at the date of this report are 24.
- Two new provisional patents in the autoimmune area have been filed since the beginning of the fiscal year.

Financial Highlights

	31 December 2003	31 December 2002
	$	$
Revenue		
Grant income	**586,756**	221,654
Interest	**354,033**	112,780
Rental income	**34,430**	10,128
	975,219	344,562
Expenses		
Research & development	**(2,186,062)**	(753,706)
Administration	**(851,743)**	(312,069)
Net loss	**$(2,062,586)**	$(721,213)
Cash and bank accepted commercial bills	**$27,726,394**	$7,924,165
Net assets	**$30,721,758**	$10,358,318

Grant income:
Grant income in the first half of fiscal 2004 derives from the $3.0 million R&D Start Grant awarded to the company in June 2003 for the development of new treatments for cystic fibrosis. This grant is larger than grants received in prior periods.
Interest:
The company started the 2004 fiscal year with $7.4 million of cash and bank accepted commercial bills on which interest

Directors' Report

was earned. The net $22.9 million raised in the 10 November 2003 initial public offering added significantly to these invested funds. By contrast, in the first half of fiscal 2003 the company had less than a million dollars of invested cash until a $9.6 million private venture capital equity round in late August 2002. The increase in interest income while mainly attributable to the greater level of funds invested during the first half of fiscal 2004, was to a lesser extent the result of a board decision to invest in higher yielding bank accepted commercial bills and also rising interest rates.

Research & development expenses:
Research & development expenses increased by approximately $1.4 million in the first half of fiscal 2004 compared to the first half of fiscal 2003. There are four components to the research & development expenses:

1. The research unit based at the John Curtin School of Medical Research within the Australian National University which is focused on autoimmune diseases. The level of expenditure in the first half of fiscal 2004 for this research unit has not changed materially from the first half of fiscal 2003.
2. The preclinical development group which relocated from our Canberra office to Frenchs Forest in January 2004. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25 and PXS2000). This area of expenditure accounted for approximately one third of the increase in overall research & development expenditure reflecting the initiation of work in these areas.
3. The clinical trials group also relocated from Canberra to Frenchs Forest in January 2004. This internal clinical trial group design and monitor the clinical trials run by the company. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. During the first half of fiscal 2004 expenditure commenced on three clinical trials, with design and planning on a further three trials in progress. Approximately one third of the increase in overall research & development expenditure is attributable to the increased expenditure on clinical trials.
4. Manufacturing. The TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research & development expenditure. This area of expenditure also accounted for approximately one third of the increase in overall research & development expenditure, reflecting the increased activity in clinical trials.

Administration expenses:
Administration expenses include accounting, administration, office and public company costs. Prior to November 2002 the small level of these services required by the company were provided by outside providers, and the company did not have its own premises. Since November 2002 when the company first leased its facilities at Frenchs Forest it has employed the staff required to establish these administrative capabilities. The growth of the company and its listing on the Australian Stock Exchange has also increased the level of administration support needed.

Balance Sheet:
The $25 million initial public offering of the company and its subsequent listing on the Australian Stock Exchange on 10 November 2003 increased cash funds of the company by $22.9 million after deducting associated expenses. Together with pre-existing funds the company ended the half year with $27.7 million in cash and bank accepted commercial bills.

The fit-out of the Frenchs Forest facility and installation of the manufacturing equipment was substantially completed in the 2003 fiscal year. Expenditures on plant and equipment have therefore significantly reduced in the current reporting period.

Corporate Governance:
As a company recently listed on the Australian Stock Exchange, the Board is mindful of the requirement to implement appropriate corporate governance policies and procedures. In the first half of fiscal 2004 the Board has therefore:

- Drafted and adopted a Corporate Governance Framework which addresses the Best Practice Recommendations issued by the Australian Stock Exchange.
- Adopted a plan which will see the Corporate Governance Framework fully implemented by 30 June 2004, including appropriate disclosure of corporate governance matters on the Pharmaxis web site.
- Formed an Audit Committee
- Reformed the existing Remuneration Committee into a Remuneration and Nomination Committee
- Adopted (before listing) a Share Trading Policy
- Adopted (before listing) a Continuous Disclosure and Shareholder Communication Policy

Pharmaxis Ltd

Directors' Report (continued)

Shareholders are advised that additional information concerning the company's progress in the quarter ended 31st December 2003 is contained in the December 2003 Quarterly Report to Shareholders, available on the Pharmaxis website.

This report is made in accordance with a resolution of the directors.

Alan D Robertson
Director

5th February 2004

Statement of financial performance

For the half-year ended 31 December 2003

	Notes	Half Year Ended 31 December 2003 $	Half Year Ended 31 December 2002 $
Revenues from ordinary activities	3	**975,219**	344,562
Expenses from ordinary activities			
Research & development expenses	4	**(2,186,062)**	(753,706)
Administration expenses	4	**(851,743)**	(312,069)
Profit / (loss) from ordinary activities before income tax expense	4	**(2,062,586)**	(721,213)
Income tax expense / (credit)		**-**	-
Net profit / (loss)		**$ (2,062,586)**	$ (721,213)
Earnings per share		**Cents**	Cents
Basic and diluted earnings(loss) per share	7	**(2.8)**	(1.5)

The above statement of financial performance should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Statement of financial position
For the half-year ended 31 December 2003

	Notes	31 December 2003 $	30 June 2003 $
Current Assets			
Cash and bank balances		**324,804**	1,391,707
Other financial assets – bank accepted commercial bills		**27,401,590**	5,992,216
Receivables		**-**	62,582
Other		**540,036**	84,235
Total Current Assets		**28,266,430**	7,530,740
Non-Current Assets			
Plant and equipment		**1,479,577**	1,515,016
Intangible assets		**1,191,613**	1,205,000
Other – security deposits		**250,575**	243,800
Total Non-Current Assets		**2,921,765**	2,963,816
Total Assets		**31,188,195**	10,494,556
Current Liabilities			
Accounts payable		**411,247**	284,433
Other liabilities – deferred research grants		**50,113**	318,563
Total Current Liabilities		**461,360**	602,996
Non-Current Liabilities			
Provisions		**5,077**	1,499
Total Non-Current Liabilities		**5,077**	1,499
Total Liabilities		**466,437**	604,495
Net Assets		**$ 30,721,758**	$ 9,890,061
Shareholders' Equity			
Contributed equity	5	**35,698,812**	12,804,529
Retained earnings		**(4,977,054)**	(2,914,468)
Total Shareholders' Equity		**$ 30,721,758**	$ 9,890,061

The above statement of financial position should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Statement of cashflows

For the half-year ended 30 June 2003

	Half Year Ended 31 December 2003 $	Half Year Ended 31 December 2002 $
Cash Flows from Operating Activities		
Research grant receipts from governments	**380,888**	230,978
Payments to suppliers and employees	**(3,068,523)**	(1,241,134)
Interest received	**288,395**	112,780
Rental income	**34,556**	15,192
Tax paid	**-**	-
Net cash flows from operating activities	**(2,364,684)**	(882,184)
Cash Flows from Investing Activities		
Payment for properties, plant and equipment	**(156,339)**	(1,116,076)
Payment for patents	**(30,789)**	(3,434)
Proceeds from disposal of property, plant and equipment	**-**	-
Net cash flows from investing activities	**(187,128)**	(1,119,510)
Cash Flows from Financing Activities		
Issuance of shares	**25,000,000**	9,350,000
Transaction costs on share issue	**(2,105,717)**	(174,899)
Cancellation of shares	**-**	(101)
Net cash flows from financing activities	**22,894,283**	9,175,000
Net Increase (Decrease) in Cash Held	**20,342,471**	7,173,306
Cash at the beginning of the financial year	**7,383,923**	750,859
Cash at the End of the Financial Year	**$ 27,726,394**	$ 7,924,165

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to and forming part of the financial statements (continued)

For the half-year ended 31 December 2003

Note 1 Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2003 has been prepared in accordance with Accounting Standard AASB 1029: *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the prospectus dated 26th September 2003, the financial report for the year ended 30 June 2003 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Note 2 Summary of significant accounting policies

This general purpose financial report is prepared in accordance with the historical cost convention. Comparative information is reclassified where appropriate to enhance comparability.

(a) Operating Revenue

Revenues are recognized at fair value of the consideration received net of any applicable taxes.

Interest revenue is recognized as it accrues, taking into account the effective yield on the financial instruments.

Government research and development grant income is recognized as and when the relevant research expenditure is incurred. When the Company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the Company does not control the income until the relevant expenditure has been incurred.

(b) Receivables

Trade debtors are carried at amounts due. The collectibility of receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

(c) Research and Development Costs

Internally generated research and development costs are expensed as incurred.

(d) Inventories

Research and development stores and materials manufactured for clinical trials are expensed as incurred. Raw materials for clinical trials are stated at the lower of cost or net realizable value.

(e) Cash

For purposes of the statement of cash flows, cash includes deposits at call and bank accepted commercial bills which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(f) Depreciation of Plant and Equipment

Items of plant and equipment, including leasehold improvements are depreciated/amortized over their estimated useful life to the Company, ranging from 3 years to 10 years using the straight line method. Assets are depreciated or amortized from the date of acquisition and up to the date of disposal.

(g) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 45 days of recognition.

Notes to and forming part of the financial statements (continued)

For the half-year ended 31 December 2003

Note 2 Summary of significant accounting policies (continued)

(h) Employee Entitlements

(i) Wages and Salaries, Annual Leave

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employee services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Superannuation

The Company contributes to standard defined contribution superannuation funds on behalf of all employees and directors at 9% of employee gross salary.

(iii) Employee Share Options

The value of options granted under share option plans are not charged as an employee entitlement expense.

(iv) Long Service Leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(i) Intangible Assets

Costs of purchase of patent licenses and application costs for new patents are capitalised and amortised over the period in which the related benefits are expected to be realised.

(j) Income Tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

(k) Foreign Currency Translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

(l) Lease Payments

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expense in the periods in which they are incurred.

(m) Maintenance and Repairs

Maintenance, repair costs and minor renewals are charged as expenses as incurred.

(n) Acquisitions of Assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

(o) Non Current Assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount.

Notes to and forming part of the financial statements (continued)

For the half-year ended 31 December 2003

Note 2 Summary of significant accounting policies (continued)

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

(p) **Website Costs**
Costs in relation to building, enhancing and operating web sites controlled by the Company are charged to expenses in the period in which they are incurred.

(q) **Contributed Equity**
Issued and paid up capital is recognized at the fair value of the consideration received by the Company.
Any transaction costs arising on the issue of shares are recognized directly in equity as a reduction of the share proceeds received.

Note 3 Operating Revenue

	31 December 2003 $	31 December 2002 $
Interest received	**354,033**	112,780
Grant revenue	**586,756**	221,654
Rental income	**34,430**	10,128
	975,219	344,562

Note 4 Operating Profit

	31 December 2003 $	31 December 2002 $
Operating profit before income tax for the year includes the following items:		
Expenditure		
Depreciation of plant and equipment	**191,778**	48,180
Amortization of intangible assets	**44,176**	42,977
Net amount provided for employee entitlements	**108,570**	25,799
Rental expense of operating leases	**167,666**	67,032

Note 5 Shareholders' Equity

	31 December 2003 $	30 June 2003 2002 $
(a) Contributed equity		
108,016,000 ordinary shares (2002: 11,200,000)	**35,698,812**	1,400,000
Nil "A" class converting preference shares (2002: 16,000,000)	**-**	2,000,000
Nil "B" class converting preference shares (2002: 29,920,000)	**-**	9,404,529
	35,698,812	12,804,529

Notes to and forming part of the financial statements (continued)

For the half-year ended 31 December 2003

Note 5 Shareholders' Equity (continued)

The company completed its initial public offering and listed on the Australian Stock exchange on 10 November 2003. As part of the transition to a listed public company:

- the company changed its status from a proprietary to a public company
- a new constitution was adopted and is available on the company's website
- all shares were split on the basis of eight new ordinary shares for one old ordinary share
- all "A" and "B" series converting preference shares were converted to ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

		2003 Number of shares	2003 $
(b)	Movements in ordinary shares		
	Opening balance at 1 July 2003	1,400,000	1,400,000
	Split of existing shares	9,800,000	-
	Shares issued – initial public offering at $0.50 each	50,000,000	25,000,000
	Conversion of "A" and "B" converting preference shares	46,816,000	11,404,529
	Transaction costs on share issues	-	(2,105,717)
		108,016,000	35,698,812

		2003 Number of shares	2003 $
(c)	Movements in A class converting preference shares		
	Opening balance at 1 July 2003	2,000,000	2,000,000
	Split of existing shares	14,000,000	-
	Conversion to ordinary shares	(16,000,000)	(2,000,000)
		-	-

		2003 Number of shares	2003 $
(d)	Movements in B class converting preference shares		
	Opening balance at 1 July 2003	3,852,000	9,404,529
	Split of existing shares	26,964,000	-
	Conversion of "A" and "B" converting preference shares	(30,816,000)	(9,404,529)
		-	-

		2003 $
(e)	Retained profits	
	Retained profits at the beginning of the financial year	(2,914,468)
	Net profit / (loss)	(2,062,586)
	Retained profits at the end of the financial year	(4,977,054)

Notes to and forming part of the financial statements (continued)

For the half-year ended 31 December 2003

Note 6 Contingent Liabilities

(a) The Company has received three separate Australian Government research grants under the R&D START Program, two of which have completed. The Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

- the Company fails to use its best endeavours to commercialize the relevant grant project within a reasonable time of completion of the project; or
- upon termination of a grant due to breach of agreement or insolvency.

The Company continues the development and commercialization of all three projects funded by the START Program.The total amount received under the START Program at 31 December 2003 was $2,703,204, of which $50,113 has been booked as deferred research grants.

(b) The Company has a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

Note 7 Earnings per share

	2003	2002
	Cents	Cents
Basic and diluted earnings(loss) per share	**(2.8)**	(1.5)

Diluted earnings per share is equivalent to basic earnings per share as the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation.

Note 8 Subsequent Events

The directors are not aware of any subsequent events.

Directors' declaration

The directors declare that the financial statements and notes set out on pages 3 to 14:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(b) give a true and fair view of the company's financial position as at 31 December 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Alan D Robertson
Director

Sydney
5th February 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the members of Pharmaxis Ltd

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Pharmaxis Ltd

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Pharmaxis Ltd as at 31 December 2003 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Pharmaxis Ltd (the company), for the half-year ended 31 December 2003.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and its performance as represented by the results of its operations and cash flows.

PRICEWATERHOUSECOOPERS

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

WHB Seaton
Partner

Sydney
5 February 2004

pharmaxis

Pharmaxis Ltd
ABN 75 082 811 630

ASX Preliminary final report – 30 June 2004

Lodged with the ASX under Listing Rule 4.3A

This report is to be read in conjunction with the prospectus dated 26th September 2003 and any public announcements made by the company during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Contents

Pharmaxis Ltd
ABN 75 082 811 630

Reporting period: Year ended 30th June 2004
(Previous corresponding period: Year ended 30th June 2003)

Results for announcement to the market

				A$'000
Revenue from ordinary activities	**Up**	**71%**	to	**2,228**
Profit / (Loss) from ordinary activities after tax	**Up**	**309%**	to	**(6,001)**
Net profit / (loss) for the year attributable to members	**Up**	**309%**	to	**(6,001)**

Dividends
It is not proposed to pay a dividend

Other Appendix 4E information

	30 June 2004	30 June 2003
Net tangible assets per ordinary share	**$ 0.24**	$ 0.15

<u>Commentary on results for the period (Appendix 4E item 14)</u>

Overview

Major milestones achieved during the year include:

- the company listed on the Australian Stock Exchange on 10 November 2003, raising $25 million
- the company commenced manufacture of Aridol™ and Bronchitol™ for use in clinical trials, at its TGA registered manufacturing facility at Frenchs Forest
- the Phase III clinical trial of the Aridol lung function test and the Phase II clinical trials of Bronchitol for bronciectasis and cystic fibrosis commenced recruitment phase.
- both the Aridol and bronchiectasis clinical trials successfully completed recruitment in July 2004
- the senior management team was completed with the appointment of Mr Gary Phillips as Commercial Director. Another key appointment was Mr Ron Sinani as Senior Regulatory Affairs Associate. The clinical trials team and manufacturing group have each expanded due to the increased clinical trial activity. Total employees at 30 June 2004 was 28
- the company was successful in its application for research funding under AusIndustry's Pharmaceuticals Partnership Program. The grant was for approximately $6.1 million over the four years commencing 1 July 2004.
- a PCT International Application and two provisional patent applications in the autoimmune disease area have been filed

Financial Highlights

	30 June 2004 $	30 June 2003 $
Revenue		
Grant income	**1,104,616**	975,974
Interest	**1,075,380**	284,417
Other income	**48,002**	43,058
	2,227,998	1,303,449
Expenses		
Research & development	**(6,047,014)**	(1,789,762)
Administration	**(2,181,653)**	(981,476)
Net loss	**$(6,000,669)**	$(1,467,789)
Cash and bank accepted commercial bills	**$25,217,023**	$7,383,923
Net assets	**$26,780,231**	$9,890,061

Grant income:

Grant income in 2004 derives from the $3.0 million R&D Start Grant awarded to the company in June 2003 for the development of new treatments for cystic fibrosis. This grant is significantly larger than grants received in prior periods.

Interest:

The company started the 2004 fiscal year with $7.4 million of cash and bank accepted commercial bills

on which interest was earned. The net $22.9 million raised in the 10 November 2003 initial public offering added significantly to these invested funds. By contrast, in 2003 the company had less than a million dollars of invested cash until a $9.6 million private venture capital equity round in late August 2002. The increase in interest income while mainly attributable to the greater level of funds invested during the year, was to a lesser extent the result of a board decision to invest in higher yielding bank accepted commercial bills and also rising interest rates.

Research & development expenses:
Research & development expenses increased by approximately $4.3 million in 2004 compared to 2003. There are four components to the research & development expenses:

1. The research unit based at the John Curtin School of Medical Research within the Australian National University which is focused on autoimmune diseases. The level of expenditure in the 2004 for this research unit has not changed materially from 2003.
2. The preclinical development group which relocated from our Canberra office to Frenchs Forest in January 2004. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25 and PXS2030). This area of expenditure accounted for approximately thirty percent of the increase in overall research & development expenditure reflecting the initiation of work in these areas.
3. The clinical trials group also relocated from Canberra to Frenchs Forest in January 2004. This internal clinical trial group design and monitor the clinical trials run by the company. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. During 2004 expenditure commenced on three clinical trials. Approximately fifty percent of the increase in overall research & development expenditure is attributable to the increased expenditure on clinical trials.
4. Manufacturing. The TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research & development expenditure. This area of expenditure also accounted for approximately twenty percent of the increase in overall research & development expenditure, reflecting particularly the increased activity in clinical trials.

Administration expenses:
Administration expenses include accounting, legal, intellectual property, administration, office and public company costs. Until November 2002 the small level of these services required by the company were provided by outside providers, and the company did not have its own premises. Since November 2002 when the company first leased its facilities at Frenchs Forest it has employed the staff required to establish these administrative capabilities. The growth of the company and its listing on the Australian Stock Exchange has also increased the level of administration support needed. During 2004 the company also incurred costs to relocate a number of staff members to Sydney.

Cash Flow
The $25 million initial public offering of the company and its subsequent listing on the Australian Stock Exchange on 10 November 2003 increased cash funds of the company by $22.9 million after deducting associated expenses. The company ended the year with $25.2 million in cash and bank accepted commercial bills.

The fit-out of the Frenchs Forest facility and installation of the manufacturing equipment was substantially completed in 2003. Expenditures on plant and equipment have therefore significantly reduced in the current reporting period.

Status of audit (Appendix 4E items 15 to 17)

This preliminary final report is based on accounts which have been audited. The audit report, which was unqualified, will be made available when the Company lodges its complete Directors' and Financial Reports.

Attachment 1

Pharmaxis Ltd

ACN 082 811 630

Financial Report

30 June 2004

Pharmaxis Ltd

Financial Report – 30 June 2004

Contents

Pharmaxis Ltd

Statement of financial performance
For the year ended 30 June 2004

	Notes	2004 $	2003 $
Revenue from sale of goods	2	-	-
Cost of sales		-	-
Gross profit		-	-
Other revenues from ordinary activities	2	**2,227,998**	1,303,449
Other expenses from ordinary activities			
Research & development expenses		**(6,047,014)**	(1,789,762)
Administration expenses		**(2,181,653)**	(981,476)
Profit / (loss) from ordinary activities before related income tax expense		**(6,000,669)**	(1,467,789)
Income tax expense / (credit)	4	-	-
Net profit / (loss)	14(f)	**$ (6,000,669)**	$ (1,467,789)
Earnings per share	24	**Cents**	Cents
Basic and diluted earnings / (loss) per share		**(6.6)**	(2.8)

The above statement of financial performance should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Statement of financial position

For the year ended 30 June 2004

	Notes	**2004** $	2003 $
Current Assets			
Cash and bank balances	5	**1,117,532**	1,391,707
Other financial assets	6	**24,099,491**	5,992,216
Receivables	7	**-**	62,582
Other	8	**148,193**	84,235
Total Current Assets		**25,365,216**	7,530,740
Non-Current Assets			
Plant and equipment	9	**1,473,888**	1,515,016
Intangible assets	10	**1,161,909**	1,205,000
Other	8	**260,007**	243,800
Total Non-Current Assets		**2,895,804**	2,963,816
Total Assets		**28,261,020**	10,494,556
Current Liabilities			
Accounts payable	11	**1,447,810**	284,433
Other liabilities	12	**23,223**	318,563
Total Current Liabilities		**1,471,033**	602,996
Non-Current Liabilities			
Provisions	13	**9,756**	1,499
Total Non-Current Liabilities		**9,756**	1,499
Total Liabilities		**1,480,789**	604,495
Net Assets		**$ 26,780,231**	$ 9,890,061
Shareholders' Equity			
Share capital	14(a)	**35,695,368**	12,804,529
Retained earnings	14(f)	**(8,915,137)**	(2,914,468)
Total Shareholders' Equity		**$ 26,780,231**	$ 9,890,061

The above statement of financial position should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Statement of cashflows

For the year ended 30 June 2004

	Notes	2004 $	2003 $
Cash Flows from Operating Activities			
Research grant receipts from governments		**871,858**	1,290,093
Payments to suppliers and employees		**(6,662,396)**	(2,773,124)
Interest received		**1,090,254**	269,543
Rental income		**48,134**	45,585
Tax paid		**-**	-
Net cash flows from operating activities	19	**(4,652,150)**	(1,167,903)
Cash Flows from Investing Activities			
Payment for properties, plant and equipment	9	**(360,086)**	(1,569,278)
Payment for patent applications		**(45,503)**	(83,075)
Net cash flows from investing activities		**(405,589)**	(1,652,353)
Cash Flows from Financing Activities			
Issuance of shares	14	**25,000,000**	9,630,000
Transaction costs on share issue	14	**(2,109,161)**	(176,579)
Cancellation of shares		**-**	(101)
Net cash flows from financing activities		**22,890,839**	9,453,320
Net Increase in Cash Held		**17,833,100**	6,633,064
Cash at the beginning of the financial year		**7,383,923**	750,859
Cash at the End of the Financial Year	19	**$ 25,217,023**	$ 7,383,923

The above statement of cash flows should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Notes to and forming part of the financial statements
For the year ended 30 June 2004

Contents

Note 1 Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the company's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006. Information about how the transition to Australian equivalents to IFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 1(r).

(a) Operating revenue

Revenues are recognized at fair value of the consideration received net of any applicable taxes.

Interest revenue is recognized as it accrues, taking into account the effective yield on the financial instruments.

Government research grant income is recognized as and when the relevant research expenditure is incurred. When the company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the company does not control the income until the relevant expenditure has been incurred.

(b) Receivables

Trade debtors are carried at amounts due. The collectibility of receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

(c) Research and development costs

Research and development costs are expensed as incurred.

(d) Inventories

Raw materials and stores purchased to manufacture materials for clinical trials, together with the cost of manufacture are expensed as part of research and development expenses.

(e) Cash and bank accepted commercial bills

For purposes of the statement of cash flows, cash includes deposits at call and bank accepted commercial bills which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Bank accepted commercial bills are acquired at a discount to their face value. The bills are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

(f) Depreciation of plant and equipment

Items of plant and equipment, including leasehold improvements are depreciated or amortized over their estimated useful life to the company, ranging from 3 years to 10 years using the straight line method. Assets are depreciated or amortized from the date of acquisition and up to the date of disposal.

(g) Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 45 days of recognition.

Note 1 Summary of Significant Accounting Policies (continued)

(h) Employee entitlements

(i) Wages and salaries, annual leave

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employee services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Superannuation

The company contributes to standard defined contribution superannuation funds on behalf of all employees and directors at up to 9% of employee gross salary.

(iii) Employee share options

The value of options granted under share option plans described in note 21 is not charged as an employee entitlement expense.

(iv) Long service leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(i) Intangible assets

Costs of purchase of patent licenses and application costs for new patents are capitalised and amortised over the period in which the related benefits are expected to be realised. Remaining lives of patents range from 12 to 20 years.

(j) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse. The future tax benefits relating to tax losses and timing differences are not carried forward as assets unless the benefit is virtually certain of realisation.

(k) Foreign currency translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

(l) Lease payments

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expense in the periods in which they are incurred.

(m) Maintenance and repairs

Maintenance, repair costs and minor renewals are charged as expenses as incurred.

(n) Acquisitions of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

Note 1 Summary of Significant Accounting Policies (continued)

(o) Non current assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount.

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

(p) Website costs

Costs in relation to building, enhancing and operating web sites controlled by the company are charged to expenses in the period in which they are incurred.

(q) Contributed equity

Issued and paid up capital is recognized at the fair value of the consideration received by the company. Any transaction costs arising on the issue of shares are recognized directly in equity as a reduction of the share proceeds received.

(r) International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the company's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The Chief Financial Officer of the company is managing the transition to Australian equivalents to IFRS and reports progress to each meeting of the Audit Committee. The company's transition plan is currently on schedule. An analysis of most of the Australian equivalents to IFRS has identified a number of accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Pending Accounting Standard AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards.* Some of these choices are still being analysed to determine the most appropriate accounting policy for the company.

The changes identified to date that will be required to the company's existing accounting policies include the following:

(i) Income tax

Under the pending Australian standard AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss.

(ii) Equity-based compensation benefits

Under the pending Australian standard AASB 2 *Share-based Payment*, equity-based compensation to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

Pharmaxis Ltd

Notes to and forming part of the financial statements
For the year ended 30 June 2004

Note 1 Summary of Significant Accounting Policies (continued)

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents to IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the full impact of the transition to Australian equivalents to IFRS on the company's financial position and reported results.

Note 2 Operating revenue

	2004	2003
	$	$
Sales revenue	**-**	-
Interest received	**1,075,380**	284,417
Government research grant income	**1,104,616**	975,974
Rental income	**48,002**	41,441
Other	**-**	1,617
	2,227,998	1,303,449

Note 3 Operating profit

	2004	2003
	$	$
Operating profit before income tax for the year includes the following items:		
Gains		
Foreign exchange gain	**-**	1,617
Expenditure		
Depreciation of plant and equipment	**401,214**	169,812
Amortization of intangible assets	**88,594**	85,922
Rental expense of operating leases	**345,517**	237,793

Note 4 Income tax

The prima facie tax on the operating profit / (loss) differs from the income tax provided in the accounts and is reconciled as follows:

	2004 $	2003 $
Operating profit / (loss) before income tax	**(6,000,669)**	(1,467,789)
Prima facie tax at 30%	**(1,800,201)**	(440,337)
Add/deduct:		
Non allowable items	**26,362**	24,705
Amortisation of capital raising costs included in equity	**(140,078)**	(11,610)
Tax benefits not booked	**1,913,917**	427,242
Income tax expense attributable to operating results	**-**	-
Future income tax benefit not booked:		
Tax losses	**2,610,052**	776,207
Timing differences	**27,471**	10,675
	2,637,523	786,882

The future income tax benefits will only be obtained if:

i. The company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and
ii. The company continues to comply with the conditions for deductibility imposed by tax legislation, and
iii. No change in tax legislation adversely affect the company in realising the benefit from the deductions for the losses.

Note 5 Cash assets

	2004 $	2003 $
Cash at bank	**54,453**	71,752
Cash on hand	**300**	447
Cash on deposit	**1,062,779**	1,319,508
	1,117,532	1,391,707

The average interest rate on cash and bank balances is 4.3%.

Note 6 Other financial assets

	2004 $	2003 $
Bank accepted commercial bills	**24,099,491**	5,992,216

Bank accepted commercial bills mature in July and August 2004. The weighted average interest rate on the bank accepted commercial bills is 5.4%.

Note 7 Receivables

	2004 $	2003 $
Trade debtors	-	62,582
Less: Provision for doubtful debts	-	-
	-	62,582

Trade debtors represent government research grants owed to the entity and are typically settled within 45 days.

Note 8 Other assets

	2004 $	2003 $
Current		
Prepayments	**77,626**	51,452
Other	**70,567**	32,783
	148,193	84,235
Non Current		
Security deposits	**260,007**	243,800

Note 9 Plant and equipment

	2004 $	2003 $
Plant and equipment – at cost	**1,925,069**	1,644,526
Less: Accumulated depreciation	**(582,141)**	(224,679)
	1,342,928	1,419,847
Leasehold improvements – at cost	**152,399**	120,264
Less: Accumulated depreciation	**(64,986)**	(25,095)
	87,413	95,169
Motor vehicles – at cost	**47,408**	-
Less: Accumulated depreciation	**(3,861)**	-
	43,547	-
	1,473,888	1,515,016

Reconciliation
A reconciliation of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial year are set out below.

	Plant & equipment $	Leasehold improvements $	Motor vehicles $	Total $
Carrying amount at 1 July 2003	1,419,847	95,169	-	1,515,016
Additions	280,543	32,135	47,408	360,086
Depreciation expense	(357,462)	(39,891)	(3,861)	(401,214)
Carrying amount at 30 June 2004	1,342,928	87,413	43,547	1,473,888

Note 10 Intangible assets

	2004 $	2003 $
Patents and Licenses – at cost	**1,557,074**	1,511,571
Less: Accumulated amortization	**(395,165)**	(306,571)
	1,161,909	1,205,000

Note 11 Accounts payable

	2004 $	2003 $
Current		
Trade creditors	**245,190**	113,396
Other creditors and accruals	**1,202,620**	171,037
	1,447,810	284,433

Note 12 Other liabilities

	2004 $	2003 $
Current		
Deferred government research grants	**23,223**	318,563

Note 13 Provisions

	2004 $	2003 $
Non-current		
Employee entitlements	**9,756**	1,499

	2004 $	2003 $
Employee entitlements		
Annual leave included in other creditors and accruals	**98,810**	52,697
Provision for long service leave included in non-current employee entitlements	**9,756**	1,499
	108,566	54,196

	Numbers 2004	2003
Employee Numbers		
Employees and full time contractors at end of the financial year	**28**	18

Note 14 Shareholders' equity

		Notes	2004 $	2003 $
(a)	Contributed equity			
	108,016,000 ordinary shares (2003: 1,400,000)	(b)	**35,695,368**	1,400,000
	Nil "A" class converting preference shares (2003: 2,000,000)	(c)	**-**	2,000,000
	Nil "B" class converting preference shares (2003: 3,852,000)	(d)	**-**	9,404,529
			35,695,368	12,804,529

The company completed its initial public offering and listed on the Australian Stock exchange on 10 November 2003. As part of the transition to a listed public company:

- the company changed its status from a proprietary to a public company
- a new constitution was adopted and is available on the company's website
- all shares were split on the basis of eight new shares for one old share
- following the share split all "A" and "B" series converting preference shares were converted to ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote for each share held.

		Number of shares	$
(b)	Movements in ordinary shares		
	Opening balance at 1 July 2003	**1,400,000**	**1,400,000**
	Split of existing shares	**9,800,000**	**-**
	Conversion of "A" and "B" converting preference shares	**46,816,000**	**11,404,529**
	Shares issued – initial public offering at $0.50 each	**50,000,000**	**25,000,000**
	Transaction costs on share issue	**-**	**(2,109,161)**
	Ordinary shares at the end of the financial year	**108,016,000**	**35,695,368**

		2004 Number of shares	2004 $
(c)	Movements in A class converting preference shares		
	Opening balance at 1 July 2003	**2,000,000**	**2,000,000**
	Split of existing shares	**14,000,000**	**-**
	Conversion to ordinary shares	**(16,000,000)**	**(2,000,000)**
		-	**-**

		2004 Number of shares	2004 $
(d)	Movements in B class converting preference shares		
	Opening balance at 1 July 2003	**3,852,000**	**9,404,529**
	Split of existing shares	**26,964,000**	**-**
	Conversion of "A" and "B" converting preference shares	**(30,816,000)**	**(9,404,529)**
		-	**-**

Note 14 Shareholders' equity (continued)

(e) Option plan
Information regarding the employee option plan is set out in Note 21.

		2004 $	2003 $
(f)	Retained earnings		
	Retained earnings at the beginning of the financial year	**(2,914,468)**	(1,446,679)
	Net profit / (loss)	**(6,000,669)**	(1,467,789)
	Retained earnings at the end of the financial year	**(8,915,137)**	(2,914,468)

Note 15 Financial reporting by segments

The company operates predominantly in one industry. The principal activities of the company are the research, development and commercialisation of pharmaceutical products.

The company operates predominantly in one geographical area, being Australia.

Note 16 Auditor's remuneration

	2004 $	2003 $
Amounts received, or due and receivable by the auditors of the company for:		
Audit of the company's accounts	**40,100**	14,400
Other assurance services:		
Audit of government research grant claims	**4,090**	-
Advisory services		
Investigating accountants report in prospectus for initial public offering	**55,000**	-
Other advisory services	**6,500**	-
	105,690	14,400

Note 17 Director and executive disclosures

Directors
The following persons were directors of Pharmaxis Ltd during the financial year:

Chairman – non-executive
Denis Michael Hanley

Executive directors
Alan Duncan Robertson, *Managing Director and Chief Executive Officer*
Brett Charlton, *Medical Director*
William Butler Cowden, *alternate for Brett Charlton, resigned 22 September 2003*

Non-executive directors
Brigitte Helen Smith
Charles Peter Hunt Kiefel
Carmel Judith Hillyard
Malcolm John McComas, *appointed 4 July 2003*
Geoffrey Edward Duncan Brooke, *alternate for Brigitte Smith; resigned 22 September 2003*
Mark Andrew Morrisson, *alternate for Carmel Hillyard; resigned 22 September 2003*

Executives (other than directors) with the greatest authority for strategic direction and management
The company had four executives with authority for the strategic direction and management of the company ("specified executives") during the financial year:

Name	Position
William Butler Cowden	Chief Scientific Officer
John Francis Crapper	Chief Operations Officer, *appointed 1 July 2003*
David Morris McGarvey	Chief Financial Officer and Company Secretary
Gary Jonathan Phillips	Commercial Director, *appointed 1 December 2003*

Remuneration of directors and executives
Principles used to determine the nature and amount of remuneration
As a company building an international pharmaceutical business, Pharmaxis requires a Board and senior management team that have both the technical capability and relevant experience to execute the company's business plan. The directors consider options a key tool in attracting the required talented individuals to the Board and management team while staying within the fiscal constraints of an growing company.

Director and executive remuneration includes a mix of short and long-term components. Remuneration of executive directors and other executives include a meaningful proportion that varies with individual performance. Cash bonuses and the vesting of options are subject to performance assessment by the Remuneration and Nomination Committee. Performance targets in the main relate to objectives and milestones assigned to individual executives from the company's annual business plan. Individual performance targets are agreed by the Remuneration and Nomination Committee and the full board each year. Annual performance of each executive is reviewed by the Remuneration and Nomination Committee each year.

As non executive directors assess individual and company performance, their remuneration does not have a variable performance related component.

Note 17 Director and executive disclosures (continued)

Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Remuneration and Nomination Committee of the Board. There are four components to the fees:

- a base fee, currently $52,500 for the chairman and $25,625 for other non-executive directors
- an additional flat annual fee for non-executive directors serving on committees, currently $5,000
- statutory superannuation for the independent non executive directors, currently 9%
- options under the Pharmaxis Ltd Employee Option Plan. Options vest over approximately four years from grant date. Note that options are not granted to BH Smith or CJ Hillyard who are principals of their respective venture capital firms that manage funds which are significant shareholders of the company

Non-executive directors' fees (including statutory superannuation) are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The pool currently stands at a maximum of $300,000 in total. The amount paid to non-executive directors in 2004 was $149,846.

Retirement allowances for directors

Termination payments apply only to executive directors, as discussed below.

Executive directors and other senior executives:

There are four components to executive remuneration:

- a base salary paid in cash or packaged at the executives discretion within FBT guidelines as a total cost package
- statutory superannuation up to 9%
- A variable incentive component payable annually dependent upon achievement of performance targets set and approved by the Remuneration and Nomination Committee
- Options under the Pharmaxis Employee Option Plan. Options typically vest over a four year time frame. For options granted after 1 January 2003, the number of an individual executive's options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee. The committee may approve the vesting of all or only a portion of the relevant options. Founder options were granted in 2003 to the founding scientists – WB Cowden and B Charlton. These options vested at 30 June 2003. Sign-on options were granted to DM McGarvey in 2003 and JF Crapper and GJ Phillips in 2004. Sign-on options vest completely on the first anniversary of the executive commencing employment with the company

Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

Termination payments

Termination payments apply only to executive directors and senior management. The employment contracts for each of the above listed executive directors and executives can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months notice on the grounds of redundancy and with three months notice without cause. No additional payments apply on termination.

Note 17 Director and executive disclosures (continued)

Details of remuneration

Details of the remuneration of each director of Pharmaxis Ltd and each of the four specified executives of the company, including their personally-related entities, are set out in the following table:

Directors of Pharmaxis Ltd

2004	Primary			Super-annuation $	Equity	
Name	Cash salary and fees $	Cash incentive 2003(1) $	Cash incentive 2004(1) $		Options $	Total $
Denis Michael Hanley	53,750			4,838	28,017	86,605
Alan Duncan Robertson	182,500	50,000	72,000	15,750	67,240	387,490
Brett Charlton	133,250	30,000	36,000	11,700	33,620	244,570
Brigitte Helen Smith	15,313	-	-	-	-	15,313
Charles Peter Hunt Kiefel	27,813	-	-	2,503	16,038	46,354
Carmel Judith Hillyard	15,313	-	-	-	-	15,313
Malcolm John McComas	27,813	-	-	2,503	17,465	47,781
William Butler Cowden (*alternate for Brett Charlton; resigned 22 September 2003*)	30,582	30,000	-	2,685	7,716	70,983
Geoffrey Edward Duncan Brooke (*alternate for Brigitte Smith; resigned 22 September 2003*)	-	-	-	-	-	-
Mark Andrew Morrisson (*alternate for Carmel Hillyard; resigned 22 September 2003*)	-	-	-	-	-	-
Total	486,334	110,000	108,000	39,979	170,096	914,409

Specified executives of the company

2004	Primary			Super-annuation $	Equity	
Name	Cash salary and fees $	Cash incentive 2003(1) $	Cash incentive 2004(1) $		Options $	Total $
William Butler Cowden (*alternate director until 22 September 2003*)	102,668	-	12,000	9,015	25,904	149,587
John Francis Crapper	174,250	-	22,500	15,300	122,713	334,763
David Morris McGarvey	184,496	10,000	40,000	16,200	94,759	345,455
Gary Jonathan Phillips (*appointed 1 December 2003*)	107,917	-	23,320	9,713	54,782	195,732
Total	569,331	10,000	97,820	50,228	298,158	1,025,537

(1) Cash incentives in respect of the 2003 financial year were approved by the Remuneration Committee and paid in August 2003. Cash incentives in respect of the 2004 financial year were approved by the Remuneration and Nomination Committee and paid in June 2004.

Note 17 Director and executive disclosures (continued)

Service agreements

Remuneration and other terms of employment for the Chief Executive Officer, Medical Director and the specified executives are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash incentives and participation, when eligible, in the Pharmaxis Ltd Employee Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

Alan Duncan Robertson, *Managing Director & Chief Executive Officer*

- Term of agreement – 30 June 2005.
- Effective 1 January 2004, a base salary of $190,000, superannuation of $15,750 and a bonus potential of $80,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.
- The employment can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Brett Charlton, *Medical Director*

- Term of agreement – 30 June 2005.
- Effective 1 January 2004, a base salary of $136,500, superannuation of $11,700 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.
- The employment can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

William Butler Cowden, *Chief Scientific Officer*

- Term of agreement – 30 June 2005.
- Effective 1 January 2004, a base salary of $136,500, superannuation of $11,700 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.
- The employment can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

John Francis Crapper, *Chief Operations Officer*

- Term of agreement – 30 June 2005.
- Effective 1 January 2004, a base salary of $178,500, superannuation of $15,300 and a bonus potential of $25,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.
- The employment can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Note 17 Director and executive disclosures (continued)

David Morris McGarvey, *Chief Financial Officer and Company Secretary*

- Term of agreement – 30 June 2005.
- Effective 1 January 2004, a base salary of $189,000, superannuation of $16,200 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.
- The employment can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Gary Jonathan Phillips, *Commercial Director, appointed 1 December 2003*

- Term of agreement – 30 June 2005.
- Effective 1 December 2003, a base salary of $185,000, superannuation of $16,650 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.
- The employment can be terminated immediately by the company for serious misconduct, with one month's notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Note 17 Director and executive disclosures (continued)

Share-based compensation – options

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Number of options granted	Number of option grantees	Date exercisable
12 May 2003	30 June 2012	$0.3125	$0.1679	2,400,000	4	25% at each of 30 June 2003, 2004, 2005 and 2006, subject to Remuneration and Nomination Committee annual approval. Directors options subject to ASX escrow until 10 November 2005.
12 May 2003	30 June 2012	$0.3125	$0.1679	400,000	1	25% at each of 30 June 2003, 2004, 2005 and 2006. Subject to ASX escrow until 10 November 2005.
12 May 2003	30 June 2012	$0.3125	$0.1679	480,000	1	1 December 2003 (sign-on options)
12 May 2003	30 June 2012	$0.3125	$0.1679	960,000	2	30 June 2003. Subject to ASX escrow until 10 November 2005.
1 July 2003	30 June 2013	$0.3125	$0.1681	480,000	1	25% at each of 30 June 2004, 2005, 2006 and 2007, subject to Remuneration and Nomination Committee annual approval.
1 July 2003	30 June 2013	$0.3125	$0.1681	480,000	1	1 July 2004 (sign-on options)
4 July 2003	3 July 2013	$0.3125	$0.1681	200,000	1	25% at each of 30 June 2004, 2005, 2006 and 2007. Options issued to directors are also subject to ASX escrow until 10 November 2005.
9 December 2003	30 November 2013	$0.3760	$0.2184	250,000	1	25% at each of 30 June 2004, 2005, 2006 and 2007, subject to Remuneration and Nomination Committee annual approval.
9 December 2003	30 November 2013	$0.3760	$0.2184	250,000	1	30 November 2004 (sign-on options)

Options are granted under the Pharmaxis Ltd Employee Option Plan. Further information on the options is set out in note 21.

Equity instrument disclosures relating to directors and executives

Options provided as remuneration

Details of options over ordinary shares in the company provided during the year as remuneration to each director of Pharmaxis Ltd and each of the specified executives of the company are set out below. When exercisable, each option is convertible into one ordinary share of Pharmaxis Ltd. Further information on the options is set out in note 21.

Name	Number of options granted during the year	Number of options vested during the year
Directors of Pharmaxis Ltd		
Malcolm John McComas	200,000	50,000
Specified executives of the company		
John Francis Crapper	960,000	120,000
Gary Jonathan Phillips	500,000	62,500

Note 17 Director and executive disclosures (continued)

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a binomial option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Shares provided on exercise of remuneration options
Nil

Option holdings
The numbers of options over ordinary shares in the company held during the financial year by each director of Pharmaxis Ltd and each of the specified executives of the company, including their personally-related entities, are set out below.

Name	Balance at the start of the year(1)	Granted during the year as remuneration	Exercised during the year	Other changes during the year	Balance at the end of the year	Vested and exercisable at the end of the year (2)
Directors of Pharmaxis Ltd						
DM Hanley	1,040,000	-	-	-	1,040,000	-
AD Robertson	2,080,000	-	-	-	2,080,000	-
B Charlton	1,600,000	-	-	-	1,600,000	-
CPH Kiefel	200,000	-	-	-	200,000	-
MJ McComas	-	200,000	-	-	200,000	-
Specified executives of the company						
WB Cowden	1,600,000	-	-	-	1,600,000	-
JF Crapper	-	960,000	-	-	960,000	120,000
DM McGarvey	960,000	-	-	-	960,000	720,000
GJ Phillips	-	500,000	-	-	500,000	62,500

(1) Opening balances have been restated to reflect the 8 for 1 share split that occurred prior to the company's initial public offering.
(2) Options granted to directors and WB Cowden are escrowed by the ASX until 10 November 2005.

Note 17 Director and executive disclosures (continued)

Share holdings

The numbers of shares in the company held during the financial year by each director of Pharmaxis Ltd and each of the specified executives of the company, including their personally-related entities, are set out below.

Name	Balance at the start of the year(1)	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Pharmaxis Ltd **Ordinary shares**				
DM Hanley	320,000	-	840,000	1,160,000
AD Robertson	-	-	100,000	100,000
B Charlton	-	-	50,000	50,000
CPH Kiefel	-	-	500,000	500,000
MJ McComas	-	-	100,000	100,000
B H Smith (2)			-	-
C J Hillyard (3)			-	-
Specified executives of the company **Ordinary shares**				
WB Cowden	-	-	20,000	20,000
JF Crapper	32,000	-	40,000	72,000
DM McGarvey	-	-	45,000	45,000
GJ Phillips	-	-	20,000	20,000

(1) Opening balances have been restated to reflect the 8 for 1 share split that occurred prior to the company's initial public offering.

(2) BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees as trustee of The Australian Bioscience Trust holds 20,245,000 shares at 30 June 2004 of which 1,045,000 were purchased at the initial public offering of the company in November 2003. GBS Venture Partners Ltd as trustee and manager of Bioscience Venture II holds 10,580,000 shares at 30 June 2004 of which 4,180,000 were purchased at the initial public offering of the company in November 2003.

(3) CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd as trustee of the CM Capital Investment Trust No 3 holds 11,189,044 shares at 30 June 2004 of which 3,989,044 were purchased at the initial public offering of the company in November 2003. CIBC Australia Fund LLC as general partner of the Australia Venture Capital Fund L.P. holds 3,635,956 shares at 30 June 2004 of which 1,235,956 were purchased at the initial public offering of the company in November 2003.

Loans to directors and executives

Nil

Note 17 Director and executive disclosures (continued)

Other transactions with directors and specified executives
Directors of Pharmaxis Ltd
Amount of other transactions with directors of Pharmaxis Ltd:

	2004 $	2003 $
Amounts recognised as share issue expense		
Firm commitment and naming fee	45,000	-
Consulting fee	-	108,750

The Principals Funds Management Pty Ltd, a vehicle associated with DM Hanley and CPH Kiefel, was paid a fee of $45,000 by Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering as consideration for a firm commitment to subscribe for shares in the initial public offering.

The Principals Funds Management Pty Ltd was paid a consulting fee during the 2003 financial year for services provided by Mr CPH Kiefel in relation to the Series B private share issue to venture capital funds. Mr Kiefel was not a director at the time.

BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees as trustee of The Australian Bioscience Trust received 45,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering as consideration for a firm commitment to subscribe for shares in the initial public offering. GBS Venture Partners Ltd as trustee and manager of Bioscience Venture II received 180,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering as consideration for a firm commitment to subscribe for shares in the initial public offering.

CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd as trustee of the CM Capital Investment Trust No 3 received 171,777 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering as consideration for a firm commitment to subscribe for shares in the initial public offering. CIBC Australia Fund LLC as general partner of the Australia Venture Capital Fund L.P. received 53,223 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering as consideration for a firm commitment to subscribe for shares in the initial public offering.

Specified executives of the company
None

Note 18 Commitments for expenditure

	2004 $	2003 $
Lease commitments Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:		
Payable no later than one year	**345,926**	351,064
Payable later than one year, not later than five years	**349,452**	699,340

Note 19 Reconciliation profit from ordinary activities after income tax to net cash inflow from operating activities

	2004 $	2003 $
Cash in the cash flow statements is reconciled to the related items in the balance sheets as follows:		
Cash and bank balances	**1,117,532**	1,391,707
Bank accepted commercial bills	**24,099,491**	5,992,216
	25,217,023	7,383,923
Reconciliation of net cash flows from operating activities to operating profit after income tax		
Profit/(loss) from ordinary activities after income tax	**(6,000,669)**	(1,467,789)
Depreciation and amortisation	**489,808**	255,734
Increase in income taxes payable	**-**	-
Deferred share issue expenses transferred to contributed equity	**-**	(48,892)
Changes in assets and liabilities:		
(Increase)/decrease in trade and other debtors	**62,582**	(62,582)
(Increase)/decrease in inventories	**-**	-
(Increase)/decrease in other debtors and prepayments	**(63,958)**	(14,832)
(Increase)/decrease in security deposits	**(16,207)**	(243,800)
(Decrease)/increase in trade and other creditors and employee entitlements	**876,294**	414,258
Net cash inflows from operating activities	**(4,652,150)**	(1,167,903)

Note 20 Additional financial instruments disclosures

The directors consider the carrying amount of trade debtors, trade and other accounts payable and employee entitlements to approximate their net fair values.

The company does not have any significant exposure to major concentrations of credit risk.

All financial instruments are non interest bearing except for cash at bank, cash on deposit and bank accepted commercial bills.

Note 21 Employee option plan

The Pharmaxis Employee Option Plan ("EOP") was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration and vest equally over a four year period. For options granted after 1 January 2003 the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee's personal annual objectives.

Options granted under the EOP carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

The exercise price is set by the Board. Before the company listed on the Australian Stock Exchange in November 2003, the Board set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. Since listing the exercise price is set as the average closing price of Pharmaxis Ltd shares on the Australian Stock Exchange on the five business days prior to the grant of the options.

Note 21 Employee option plan (continued)

No options have been exercised as at 30 June 2004.

There were 7,206,500 vested options at 30 June 2004 (4,440,000 at 30 June 2003). A total of 6,720,000 options are escrowed and cannot be exercised until 10 November 2005 (of which 5,620,000 are vested at 30 June 2004).

Set out below are summaries of options granted under the plan.

Grant date	Expiry date	Exercise price(1)	Balance at start of the year(1)	Issued during the year	Lapsed during the year	Balance at end of the year
Year ended 30 June 2004						
1 December 1999	30 November 2009	$0.1250	2,400,000			2,400,000
1 July 2000	30 June 2010	$0.1250	384,000			384,000
1 January 2001	31 December 2010	$0.1250	96,000			96,000
1 September 2001	30 August 2011	$0.3125	640,000			640,000
2 December 2001	30 November 2011	$0.1250	160,000			160,000
12 May 2003	30 June 2012	$0.3125	4,640,000			4,640,000
12 May 2003	30 November 2012	$0.3125	480,000			480,000
12 May 2003	30 April 2013	$0.3125	224,000		8,000	216,000
1 July 2003	30June 2013	$0.3125		960,000		960,000
4 July 2003	3 July 2013	$0.3125		200,000		200,000
9 December 2003	30 November 2013	$0.3760		500,000		500,000
25 April 2004	24 April 2014	$0.5080		75,000	15,000	60,000
4 June 2004	3 June 2014	$0.4260		15,000		15,000
			9,024,000	1,750,000	23,000	10,751,000
Year ended 30 June 2003						
1 December 1999	30 November 2009	$0.1250	2,400,000	-	-	2,400,000
1 July 2000	30 June 2010	$0.1250	384,000	-	-	384,000
1 January 2001	31 December 2010	$0.1250	96,000	-	-	96,000
1 September 2001	30 August 2011	$0.3125	640,000	-	-	640,000
2 December 2001	30 November 2011	$0.1250	160,000	-	-	160,000
12 May 2003	30 June 2012	$0.3125	-	4,640,000	-	4,640,000
12 May 2003	30 November 2012	$0.3125	-	480,000	-	480,000
12 May 2003	30 April 2013	$0.3125	-	224,000	-	224,000
			3,680,000	5,344,000	-	9,024,000

(1) Opening balances, exercise prices and comparative year option information have been restated to reflect the 8 for 1 share split that occurred prior to the company's initial public offering.

Note 22 Contingent liabilities

The company has received three separate Australian Government research grants under the R&D START Program, two of which have completed. The Government may require the company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a) the company fails to use its best endeavours to commercialize the relevant grant project within a reasonable time of completion of the project; or

b) upon termination of a grant due to breach of agreement or insolvency.

Note 22 Contingent liabilities (continued)

The company continues the development and commercialization of all three projects funded by the START Program.The total amount received under the START Program at 30 June 2004 was $3,198,839 of which $23,223 has been booked as deferred government research grants.

The company's bankers have issued a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

Note 23 Subsequent events

On 16 July 2004 the company announced the successful completion of patient enrolment for its Phase II trial of Bronchitol™ in the lung disease bronchiectasis. On 30 July 2004 the company announced the successful completion of patient enrolment for its 600 patient Phase III trial of Aridol™ in asthma.

Except for these items, no matter or circumstance has arisen since 30 June 2004 that has significantly affected, or may significantly affect:
(a) the company's operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the company's state of affairs in future financial years.

Note 24 Earnings per share

	2004 Cents	2003 Cents
Basic and diluted earnings / (loss) per share	**(6.6)**	(2.8)

Diluted earnings per share is equivalent to basic earnings per share as the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation.

	2004 Number	2003 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings / (loss) per share	**91,349,333**	52,283,475

Information concerning the classification of securities
Options
Options granted to employees under the Pharmaxis Ltd Employee Option Plan are considered to be potential ordinary shares for the purpose of calculating diluted earnings per share. Details relating to the options are set out in note 21.

Comparative information
The basic and diluted earnings / (loss) per share amounts disclosed for the year ended 30 June 2003 have been adjusted for the 8 for 1 split in ordinary shares made during the year ended 30 June 2004.

pharmaxis

Pharmaxis Ltd ACN 082 811 630

MEDIA RELEASE
13th November 2003

PHARMAXIS EXPANDS SENIOR MANAGEMENT TEAM

Appointment of Commercial Director

Sydney-based pharmaceutical company Pharmaxis Ltd (Pharmaxis) announced today it has appointed experienced pharmaceutical executive Mr Gary Phillips to the position of Commercial Director, further enhancing the capability of the senior management team and positioning the company for the launch of its first product.

Gary is a healthcare manager with 23 years industry experience, most recently as CEO of Novartis Australia. He has previously held senior management positions in Asia Pacific, Eastern Europe, and the UK, and has significant experience in retail and hospital markets with prescription pharmaceuticals, and generics.

Chief Executive Officer of Pharmaxis, Alan Robertson, said Gary comes to the company with a track record of successful new product launches and business development within the pharmaceutical sector, coupled with experience in the implementation of improved business processes and customer targeting programs.

"Gary's extensive international sales and marketing experience extends the capability of the Pharmaxis senior management team and we are delighted that an individual of Gary's experience and reputation has joined Pharmaxis at this time," Alan said.

As Commercial Director, Gary will be responsible for the roll-out of Pharmaxis' new lung function test, Aridol™, initially into the Australian and European markets. Gary will also oversee the commercial development of Bronchitol, for the treatment of cystic fybrosis and chronic obstructive pulmonary disease.

"This is an exciting and unique opportunity to join a world class team. I was attracted to Pharmaxis by the commitment and enthusiasm of the people and the advanced stage of the company's product portfolio," Gary said.

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory diseases, such as cystic fibrosis and chronic bronchitis, and autoimmune diseases, such as rheumatoid arthritis and multiple sclerosis. The Company is also developing an improved lung function test for diseases such as asthma.

Built on leading Australian technology, Pharmaxis' key strength lies in its diversified portfolio of products at various stages of development. The Company currently has four projects at clinical study stage, two projects in pre-clinical evaluation and one research project underway.

Pharmaxis (ASX: PXS) successfully listed on the Australian Stock Exchange on Monday, 10th November, after an IPO that was oversubscribed and raised $25 million.

-ENDS-

Media information:

John Gardner, Savage & Horrigan
+61 2 9268 1503
0413 355 997

Other information:

Alan Robertson, Chief Executive Officer, Pharmaxis Ltd
+61 2 9451 2722

About Pharmaxis:

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases.

Pharmaxis is focused on the development of its two leading technologies. The first technology includes Bronchitol and Aridol™., Bronchitol is being developed for the treatment of respiratory diseases - in particular, cystic fibrosis, bronchiectasis and chronic bronchitis. Aridol™ is an improved lung function test. The second technology focuses on new immune response modifiers for the treatment of multiple sclerosis and rheumatoid arthritis.

The Company has a pipeline of products in different stages of commercial development, including four projects at clinical study stage (in patients), two projects in pre-clinical evaluation and one research project to identify a compound for development.

Pharmaxis operates a first class, TGA-licensed, manufacturing facility at Frenchs Forest, near Sydney, Australia.

pharmaxis

ABN 75 082 811 630







Committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases

November 2003



Overview

- Our Objective
  - to build a valuable business, recognised internationally for its approach to therapeutic discovery, development and commercialisation in the fields of respiratory and autoimmune diseases

- Our Strategy
  - highly attractive product opportunities
  - participate in the complete product value chain
  - products
  - focus on core therapeutic markets
  - maintain and build a diversified product pipeline

pharmaxis



Management Team

Alan Robertson BSc, PhD	Managing Director & CEO
Brett Charlton MBBS, PhD	Medical Director
William Cowden BSc, PhD	Chief Scientist
David McGarvey BA, CA	Company Secretary & CFO
John Crapper BAS, MBA	Chief Operations Officer
Gary Phillips BPharm, MBA	Commercial Director

- Total staff 24: Frenchs Forest and Canberra

pharmaxis



Board & management

Strong collective skills & experience

- Charles Kiefel (non-executive Director)
- Carrie Hillyard (non-executive Director)
- Denis Hanley (Chairman)
- Alan Robertson (CEO and Director)
- Brigitte Smith (non-executive Director)
- Brett Charlton (CMO and Director)
- Malcolm McComas (non-executive Director)

- David McGarvey (Company secretary and CFO)

pharmaxis

TGA approved facilities

Frenchs Forest NSW


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pharmaxis

Diversified Product Portfolio



--------------Clinical Trials----------------
research
preclinical
phase I
phase II
phase III
registration
Respiratory diseases
Bronchitol - cystic fibrosis
in progress
Bronchitol - bronchiectasis
in progress
Bronchitol - chronic bronchitis
Aridol™ – airway function
in progress
Autoimmune diseases
PXS25 - multiple sclerosis
in progress
PXS25 - rheumatoid arthritis
PXS2000 – multiple sclerosis
in progress
3-5 years
15 months
15 months
18 months
18 months
12 months
indicative time to complete

pharmaxis

Completed Clinical Trials

Product Trial	Aridol	Bronchitol	Bronchitol	Bronchitol
Target Disease	Asthma monitoring	Cystic Fibrosis	Bronchiectasis	Bronchiectasis
Nature of Study	Phase 3	Phase 2 - acute mucociliary clearance	Phase 2 - acute mucociliary clearance	Phase 2 - 12 day treatment Efficacy/safety
Participants	640	24	19	9
Participating Sites	more than 10	1	1	1
Location of Sites	Hospitals in Australia, UK, Norway, Finland, Switzerland, Canada	Australia	Australia	Australia
Endpoint	PD15, adverse events	Quantitated mucociliary clearance	Quantitated mucociliary clearance	QOL, FEV1
Outcome	Safety and efficacy of Aridol demonstrated	Efficacy demonstrated Ready for chronic Phase 2	Efficacy demonstrated Ready for chronic Phase 2	Significant improvement in QOL Ready for Larger Phase 2
Adverse events	None significant	None significant	None significant	None significant
Further studies required before:	Regulatory filings	Phase III	Phase III	Phase III

pharmaxis



Clinical Trials in Progress

Aridol (Phase III) — Mid 2004

CTM manufacture	approvals	Nov 03 – Apr 04: dosing/recruitment (600 patients)	Report

Bronchitol cystic fibrosis (Phase II) — Mid 2004

CTM manufacture	approvals	Nov 03 – Apr 04: dosing/recruitment (60 patients)	Report

Bronchitol bronchiectasis (Phase II) — Mid 2004

CTM manufacture	approvals	Sep 03 – Apr 04: dosing/recruitment (60 patients)	Report

pharmaxis

Respiratory diseases
(Chronic obstructive lung diseases)

Mucociliary system (normal)


Mucus
Cilia
Airway Surface
Liquid
Ciliated Cell
Goblet Cell
Submucosal glands

pharmaxis

Respiratory diseases
(Chronic obstructive lung diseases)

Mucociliary system (dysfunctional)


Mucus
Cilia
Airway Surface
Liquid
Ciliated Cell
Goblet Cell
Submucosal glands

pharmaxis

Respiratory diseases
(Chronic obstructive lung diseases)

Mucociliary system (after Bronchitol)


Mucus
Cilia
Airway Surface Liquid
Ciliated Cell
Goblet Cell
Submucosal glands

pharmaxis

Study in Patients with Bronchiectasis



Right Peripheral Region of Lung
Mean % Clearance
40
30
20
10
0
-10
120min
24hr
without Bronchitol [n=8]
with Bronchitol [n=8]

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Chronic bronchitis
without Bronchitol


1

pharmaxis

Chronic bronchitis

with Bronchitol (400mg)



1

pharmaxis



Bronchitol

for Chronic Obstructive Lung Diseases



pharmaxis



Bronchitol

Emerging Product Profile

Product description

- Convenient, portable, pocket sized, dry powder inhaler
- Once or twice per day inhaled therapy
- Targeted to cystic fibrosis and chronic obstructive pulmonary disease

Clinical benefits

- Reduce number of infections
- Improve lung function (FEV_1)
- Reduce requirement for hospitalisation
- Reduce need for physiotherapy
- Improve exercise capacity
- **Improve quality of life**

pharmaxis



Aridol™

Dose required to cause 15% fall in lung function



600
500
400
300
200
100
0
Normal
Mild
Moderate
Severe
Asthma severity
Aridol

pharmaxis

Aridol™
for asthma management


Aridol™

pharmaxis

Aridol™

Emerging Product Profile



Product description

- Simple, inexpensive test
- Clinical office test, no specialist equipment
- Standardise and measure lung function
- Valuable tool in diagnosis, monitoring and management of diseases

Clinical benefits

- Confirms diagnosis
- Assess the severity
- Appropriate medication
- Optimisation of steroid use

pharmaxis


Product Portfolio
---------------Clinical Trials-----------------
research
preclinical
phase I
phase II
phase III
registration
Respiratory diseases
Bronchitol - cystic fibrosis
Bronchitol - bronchiectasis
Bronchitol - chronic bronchitis
AridolTM – airway function
Autoimmune diseases
PXS25 - multiple sclerosis
PXS25 - rheumatoid arthritis
PXS2000 – multiple sclerosis
3-5 years
15 months
15 months
18 months
18 months
12 months
indicative time to complete
pharmaxis



PXS25

- Treatment of autoimmune disease
  - multiple sclerosis
  - rheumatoid arthritis
  - irritable bowel disease
  - psoriasis
- Selective inhibitor of T cell migration
- Effective in models of multiple sclerosis and rheumatoid arthritis
- Early preclinical safety testing

pharmaxis



PXS2000

- Treatment of autoimmune disease
  - multiple sclerosis
  - rheumatoid arthritis
- Selective activator of peripheral cannabinoid receptors
- Effective in models of multiple sclerosis and rheumatoid arthritis
- Late stage research

pharmaxis



Respiratory disease markets

Product	Target Application	Patient Population[1]	Existing Market Size[1] (A$)
Bronchitol	Cystic Fibrosis	75,000	575m
Bronchitol	COPD - Bronchiectasis	580,000	Included in CB
Bronchitol	COPD - Chronic Bronchitis	30,000,000	3,840m
Aridol ™	Lung function test	30,000,000 [2]	Data not available [2]

[1] Worldwide

[2] Estimate - there are currently no reliable figures available as to the potential patient size and existing market size for a lung function test [estimate of 106,000 tests in Australia for fiscal 2003 (cost to govt - $10.5 million). Cost to PBS of ICS = $210 million]

pharmaxis



Autoimmune disease markets

Product	Target Application	Patient Population[1]	Existing Market Size[1] (A$)
PXS25	Multiple Sclerosis	1,100,000	3,533m
PXS2000	Multiple Sclerosis	1,100,000	3,533m
PXS25	Rheumatoid Arthritis	5,500,000	4,174m

[1] Worldwide

pharmaxis



Pro Forma Financials

Cash and commercial bills	$7 million
Net proceeds of IPO	$23 million
Total Cash[1]	**$30 million**
Cash backing per share	$0.28
Two Year Cash Usage	
Preclinical and clinical trials	$23 million
Operating costs – staff, rent, R&D	$8 million
Manufacture (Aridol, Bronchitol)	$3 million
Total	**$34 million**
Less R&D Grants, interest and other income	$4 million
Net Cash Usage	$30 million

[1]Cash is invested in bank deposits and bank accepted commercial bills

pharmaxis



Key Value Drivers

• Complete Bronchitol Phase II – cystic fibrosis	Mid 2004
• Complete Bronchitol Phase II – bronchiectasis	Mid 2004
• Complete Aridol™ Phase III	Mid 2004
• Approval for Aridol™	Mid 2005
• Initiate clinical development of PXS25	Q3 2004
• Initiate clinical development of PXS2000	Q1 2005
• Initiate Bronchitol comparator study	Q3 2004
• Initiate Bronchitol Phase II/III – cystic fibrosis	Q3 2004
- bronchiectasis	Q3 2004

pharmaxis



Summary

- Near term value enhancing corporate milestones
- Fully integrated business model
- Effective board & experienced management
- TGA approved facilities
- Products from leading Australian science
- Clinical validation for inhalation products
- Attractive markets
- Product focused

pharmaxis

Quarterly Report to Shareholders No 1









pharmaxis

Alan D Robertson
Chief Executive Officer

October – December 2003

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products that address chronic respiratory and autoimmune diseases and the development of an improved lung function test.

Company Overview

- Strength lies in our diversified portfolio of products at various stages of development which target highly attractive international markets across a range of diseases.
- Projects include new treatments for multiple sclerosis, cystic fibrosis, rheumatoid arthritis, chronic bronchitis and bronchiectasis, as well as a lung function test for people with airway diseases, including asthma, which is already in the final stage of clinical trials.
- Committed to building a fully integrated specialist pharmaceutical company with activities spanning research & development through to manufacture, marketing and distribution.
- Supported by an experienced board of directors and led by a management team with a proven track record in developing and commercialising breakthrough products.
- Committed to realising attractive returns for our stakeholders.

Quarter Highlights

"Shares commence trading on the Australian Stock Exchange"

- Raised $25 million through an initial public offering of 50 million shares at 50 cents per share listing on the ASX in November 2003 (ASX code: PXS).
- Commenced Phase II clinical trial with Bronchitol™ for Bronchiectasis.
- Commenced Phase III clinical trial with Aridol™ as lung function test.
- Regulatory approvals received for Phase II clinical trial with Bronchitol™ for cystic fibrosis.

Expected Key Milestones/Activities – January to June 2004

February
- Half year financial results lodged with ASX.
- Initial clinical trials update – Aridol™ and Bronchitol™.
- Provisional patent filing covering new series of anti-inflammatory agents.

April
- Quarterly report to Shareholders available.

June
- Scheduled completion of Aridol™ Phase III clinical trials.
- Scheduled completion of bronchiectasis Phase II clinical trial™.

Facilities update

"Consolidation of operations in Sydney"

We have recently completed a refit of our state of the art facilities at Frenchs Forest (NSW) to cater for the relocation of the clinical trial and drug development group from Canberra. This team has been with the company since its inception and have moved to Sydney to progress efficiently the development of Aridol™, Bronchitol™ , PXS2000 and PXS25.

"Management team strengthened to support commercial roll-out of Aridol"

Personnel

Gary Phillips joined the company in December 2003 as Commercial Director and will oversee the worldwide launch and commercial development of Aridol™. Gary is an experienced healthcare manager and was most recently the CEO of Novartis Australia and has an excellent track record in marketing and sales with new product launches and customer targeting programs. Gary is already making an important contribution to the growth of the business.

Ron Sinani has joined us from Abbot to look after our regulatory affairs function with an immediate focus on the registration of Aridol™ in Australia, USA and Europe. Ron has seven years Regulatory Affairs experience gained at organizations such as Sandoz (now Novartis) and Covance.

"Expansion of potential markets for Aridol as a result of three new clinical research agreements"

Business Development

Prior to registration of Aridol™ we aim to give opinion leading physicians in key international markets hands on experience of the product, allowing them to confirm its benefits over existing lung function tests. This will provide us with powerful advocates in major markets, increase the body of evidence supporting Aridol™ and facilitate its market penetration after registration. In the last quarter, we have signed clinical trial agreements with leading research centres in Denmark, Switzerland and the UK. The Danish study has now commenced and the Swiss and UK studies will commence by mid year.

Research

Our research facility is located within the Australian National University campus in Canberra and our research interests are focused on discovering new treatments for autoimmune disease. Both PXS25 and PXS2000 are products of this research.

"New molecule discovered as potential treatment for rheumatoid arthritis"

PXS2000

- PXS2000, a new class of anti-inflammatory molecules, continues to perform well in the preclinical testing phase, including models of multiple sclerosis and rheumatoid arthritis.
- A close structural relative, PXS2030, has emerged with enhanced activity. This compound is undergoing evaluation as a potential clinical candidate.
- PXS research team has also developed a completely new structural class of anti-inflammatory agents and these are the subject of a new provisional patent application that has been lodged in the USA by our US patent attorney.

"PXS25 passes additional preclinical hurdles and remains on-track in development"

Preclinical Development

- Successful pilot scale up manufacture of PXS25.
- Expected delivery of first GLP batch of PXS25 – Feb 2004.
- PXS25 continues to perform well in preclinical safety evaluation.

PXS25 has been identified previously as a strong clinical candidate for the treatment of autoimmune diseases such as multiple sclerosis. The initial scale up manufacture of PXS25 has been contracted to a company with specialist expertise in this area. The manufacturing process has been smooth and we anticipate delivery of the first product batch in February 2004.

PXS25 continues to perform well in preclinical testing and recent results indicate the molecule has a high level of selectivity for its biochemical target. This means that the risk of serious adverse events is reduced and augurs well for its further development. The company is on track to have the preclinical development work completed by Q4 2004 and to commence clinical testing in healthy volunteers shortly thereafter.

Clinical Development

"Aridol clinical study on track"

"First leg of bronchiectasis study completes patient recruitment"

"Cystic fibrosis study commences patient enrolment"

Aridol™

- A lung function test for evaluating the severity of asthma in patients and their response to medication.
- Clinical trials that will allow registration of Aridol™ in Australia and Europe are on schedule.
- Enrolment on target for completion by the middle of 2004.
- High level of interest in Aridol™ from leading physicians allowing PXS to investigate additional product claims. These potential claims include:
    - Improving asthma patient management through correct dosing of medication.
    - Identification and management of COPD patients who would benefit from steroid medication.

Bronchitol™

- Currently being evaluated as a therapeutic option for people suffering from diseases such as cystic fibrosis, bronchiectasis and chronic bronchitis.
- Has been designed to enhance lung clearance, improving lung function and providing a better quality of life to patients.
- A 60 patient clinical trial is being conducted in Australia and New Zealand in volunteers with bronchiectasis.
- First phase of the study has completed enrolment, interim analysis of data will be conducted in mid-Feb 2004. This analysis is designed to give an indication of the level of benefit to the patient, to ensure the patients are not being subjected to adverse events and that it is safe and ethically appropriate to continue with the study.
- A 60 patient study is being conducted throughout Australia in volunteers with cystic fibrosis. All necessary approvals have been received for the study, the study drug has been shipped to the centres and enrolment is in progress. It is anticipated that this study will report in the middle of the year.

"Expenditure within budget"

Financial Highlights

	Half Year Ended 31 December 2003 $	2002 $
Financial Performance		
Revenue – other	**975,219**	344,562
Expenses		
Research & development	**(2,186,062)**	(753,706)
Administration	**(851,743)**	(312,069)
Net loss before and after tax	**(2,062,586)**	(721,213)

	31 December 2003 $	30 June 2003 $
Key Balance Sheet Items		
Cash and bank accepted commercial bills	**27,726,394**	7,383,923
Plant and equipment	**1,479,577**	1,515,016
Intangible assets	**1,191,613**	1,205,000
Total assets	**31,188,195**	10,494,556
Total liabilities	**466,437**	604,495
Total shareholders' equity	**30,721,758**	9,890,061

- Cash and bank accepted commercial bills totaled $27.7 million at 31 December 2003. We are therefore well positioned to fund our ongoing research, development and our new clinical trial programs.
- The increasing level of activity in pre-clinical development and clinical trials has resulted in increased research and development expenditure and this trend will continue in coming quarters.
- Revenue in the current period included interest earned on invested cash funds and payments received under the company's R&D Start Grant for the development of new treatments for cystic fibrosis.
- Projected cash usage for staffing, overheads and research and development expenditures remain on track.
- The Directors' Report in the 31 December 2003 Half Year Financial Statements contains a review of the half year financial performance.

Intellectual Property

Our patent portfolio continues its journey without problems through the approval stages in the various territories. In addition, we have filed a new US provisional patent as described under the research section.

"New US provisional patent filed"

	USA	Europe	Australia	ROW
Patent Family 1 - The use of Inhaled Mannitol	G	P	G	P/G
Patent Family 2 - Phosphosugar based anti-inflammatory and/orimmunosuppressive drugs	G	G	G	G
Patent Family 3 - Novel phosphosugars and phosphosugar-containing compounds having anti-inflammatory activity	G	-	G	-
Patent Family 4 - Novel compounds and methods	P	P	P	P
Patent Family 5 - Novel phosphotetrahydropyrans and methods	prov	-	-	-
Patent Family 6 - Novel Cannabinoid CB-2 Receptor Agonists and Uses Thereof	prov	-	-	-

*G = granted; P = pending; prov = provisional; ROW denotes rest of the world including Japan
*Details of the patent portfolio can be found in the prospectus

Publications

"Two recent publications further testify to the benefit of using Aridol for lung function testing"

Aridol™ and Bronchitol™ have been the subject of more than 25 publications in peer reviewed journals by a variety of research laboratories throughout the world. Two recent publications further testify to the benefit of using Aridol™ for lung function testing.

1. Sensitivity and Validity of Three Bronchial Provocation Tests to Demonstrate the Effect of Inhaled Corticosteroids in Asthma by Koskela et al, in Chest, 2003; 124:1341-1349.

Inhaled corticosteroids are the mainstay of asthma treatment but there are no registered lung function tests available to guide physicians in their use. This paper concluded that Aridol™ was both a sensitive and valid test to demonstrate the effects of inhaled corticosteroids in asthma and had advantages over both the other tests in the study.

2. Repeatability of Bronchial Responsiveness to Mannitol Dry Powder in Children with Asthma by Barben et al., in Pediatric Pulmonology, 2003; 36:490-494.

This paper concluded that Aridol™ is a convenient challenge which is easy to administer and is well tolerated by children. The study was conducted by the Department of Respiratory Medicine, Royal Children's Hospital in Melbourne.

"Pharmaxis Board adopts Corporate Governance Framework"

Governance

The Pharmaxis Board has adopted a plan for the implementation of a corporate governance framework including policies and procedures, which will result in all aspects of the plan being operational by 30 June 2004.

The Board has been mindful of the Principles of Good Corporate Governance and Best Practice Recommendations issued by the ASX Corporate Governance Council in March 2003, and other current best practice guidance in establishing its policies. The policies and procedures will be posted on the Pharmaxis website by June 2004.

Alan D Robertson
Chief Executive Officer

Contact Details

Further information on Pharmaxis can be obtained from www.pharmaxis.com.au or by contacting the Company Secretary.

David McGarvey
Company Secretary
david.mcgarvey@pharmaxis.com.au
Telephone: 02 9454 7216

Pharmaxis Ltd
ABN 75 082 811 630
2/10 Rodborough Road
Frenchs Forest
NSW 2086

pharmaxis

ABN 75 082 811 630



Committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases

January 2004



Overview

- Our Objective
  - to build a valuable business, recognised internationally for its approach to therapeutic discovery, development and commercialisation in the fields of respiratory and autoimmune diseases

- Our Strategy
  - attractive product opportunities
  - engage in the complete product value chain
  - focus on products
  - focus on core therapeutic markets
  - maintain and build a diversified product pipeline

pharmaxis



Company History

1999 GBS Venture Partners invests $2M to develop autoimmune disease research (ANU)

2001 Licence from Royal Prince Alfred Hospital for treatment of respiratory disease

2002 Second round funding of $9.6 – GBS Venture Partners, CM Capital, CIBC Australia, ANU and Mooroolbark Technology

2002 Consolidation of operations at Frenchs Forest

2003 $3 million grant to develop cystic fibrosis treatment - secured R&D grants totalling ≈ $5 million

2003 $25 million raised at IPO

pharmaxis

TGA approved facilities

Frenchs Forest NSW


pharmaxis

pharmaxis



Products

Name	Category	Indication
Aridol™	lung function test	asthma/COPD
Bronchitol™	therapeutic	chronic bronchitis bronchiectasis cystic fibrosis
PXS25	therapeutic	multiple sclerosis rheumatoid arthritis
PXS2000	therapeutic	rheumatoid arthritis other

pharmaxis


Diversified Product Portfolio
Clinical Trials
research
preclinical
phase I
phase II
phase III
registration
Respiratory diseases
Bronchitol™ - cystic fibrosis
Bronchitol™ - bronchiectasis
Bronchitol™ - chronic bronchitis
Aridol™ – airway function
Autoimmune diseases
PXS25 - multiple sclerosis
PXS25 - rheumatoid arthritis
PXS2000 – multiple sclerosis
in progress
in progress
in progress
in progress
in progress
3-5 years
15 months
15 months
18 months
18 months
12 months
indicative time to complete
pharmaxis



Clinical Trials in Progress

Aridol™ (Phase III)

CTM manufacture	approvals	Nov 03 — dosing/recruitment (600 patients) — Jun 04	Mid 2004 Report
		100	

Bronchitol™ for cystic fibrosis (Phase IIa)

CTM manufacture	approvals	Nov 03 — dosing/recruitment (60 patients) — Jun 04	Mid 2004 Report
		1	

Bronchitol for bronchiectasis (Phase IIa)

CTM manufacture	approvals	Sep 03 — dosing/recruitment (60 patients) — May 04	Mid 2004 Report
		20	

pharmaxis



Respiratory diseases
(Chronic obstructive lung diseases)

Lung defence (normal)



Mucus
Cilia
Airway Surface Liquid
Ciliated Cell
Goblet Cell
Submucosal glands

pharmaxis

Respiratory diseases
(Chronic obstructive lung diseases)

Lung defence (compromised)


Mucus
Cilia
Airway Surface
Liquid (thin/viscous)
Ciliated Cell
Goblet Cell
Submucosal glands

pharmaxis

Respiratory diseases
(Chronic obstructive lung diseases)

Lung defence (after Bronchitol)


Mucus
Cilia
Airway Surface Liquid
Ciliated Cell
Goblet Cell
H_2O
H_2O
H_2O
H_2O
H_2O
Submucosal glands

pharmaxis

Study in Patients with Bronchiectasis



Right Peripheral Region of Lung
Mean % Clearance
40
30
20
10
0
-10
120min
p<0.001
24hr
p<0.003
without Bronchitol [n=8]
with Bronchitol [n=8]

pharmaxis



Chronic bronchitis

without Bronchitol™


1

pharmaxis

Chronic bronchitis

with Bronchitol™ (400mg)



1



pharmaxis



Trial Participants

- "It has been some weeks since my part of the trial finished and to be honest I have not felt as well as when I was on the Bronchitol."

Trial participant 1

- "Thank you for any help that you can give and I wish you well with the Bronchitol project as it has made such a difference to my health."

Trial participant 2

- "This patient has been on the Phase II clinical trial of Bronchitol for bronchiectasis. This has revolutionised her life, she would benefit and would be greatly relieved of her daily symptoms if she could continue this treatment."

Physician

pharmaxis



Bronchitol™

for Chronic Obstructive Lung Diseases



pharmaxis



Aridol™

Dose required to cause 15% fall in lung function


600
500
400
300
200
100
0
Severe
Moderate
Mild
Normal
Asthma severity
Aridol


Current
With Aridol monitoring
Steroid use

pharmaxis

Aridol™

for asthma management


Aridol™
Aridol

pharmaxis



PXS25

- Treatment of autoimmune disease
  - multiple sclerosis
  - rheumatoid arthritis
- Selective inhibitor of T cell migration
- Effective in models of multiple sclerosis and rheumatoid arthritis
- Early preclinical safety testing

pharmaxis



PXS2000

- Treatment of autoimmune disease
  - multiple sclerosis
  - rheumatoid arthritis
- Selective activator of peripheral cannabinoid receptors
- Effective in models of multiple sclerosis
- Late stage research

pharmaxis



Senior Management

Internationally experienced and capable team with track record

• Alan Robertson BSc, PhD	Chief Executive	Wellcome/Faulding/amrad
• Brett Charlton MBBS, PhD	Medical Director	Baxter/Stanford/ANU
• William Cowden BSc, PhD	Chief Scientist	Progen/Peptech/ANU
• David McGarvey BA, CA	Finance	PWC/Memtech/US Filter
• John Crapper BAS, MBA	Operations	Syntex/Memtech/US Filter
• Gary Phillips BPharm, MBA	Commercial	Novartis

- Staff 24

pharmaxis



Respiratory disease markets

Product	Target Application	Patient Population[1]	Existing Market Size[1] (A$)
Bronchitol	Cystic Fibrosis	75,000	575m
Bronchitol	COPD - Bronchiectasis	580,000	Included in CB
Bronchitol	COPD - Chronic Bronchitis	30,000,000	3,840m
Aridol ™	Lung function test	30,000,000 [2]	Data not available [2]

[1] Worldwide

[2] Estimate - there are currently no reliable figures available as to the potential patient size and existing market size for a lung function test [estimate of 106,000 tests in Australia for fiscal 2003 (cost to govt - $10.5 million). Cost to PBS of ICS = $210 million]

pharmaxis



Autoimmune disease markets

Product	Target Application	Patient Population[1]	Existing Market Size[1] (A$)
PXS25	Multiple Sclerosis	1,100,000	3,533m
PXS2000	Multiple Sclerosis	1,100,000	3,533m
PXS25	Rheumatoid Arthritis	5,500,000	4,174m

[1] Worldwide

pharmaxis



Financial Highlights

	Half Year Ended 31 December 2003 $	Half Year Ended 31 December 2002 $
Financial Performance		
Revenue – other	975,219	344,562
Expenses		
Research and Development	(2,186,062)	(753,706)
Administration	(851,743)	(312,069)
Net loss before and after tax	(2,062,586)	(721,213)

	31 Dec 03 $	30 Jun 03 $
Key Balance Sheet Items		
Cash and bank accepted commercial bills	27,726,394	7,383,923
Plant and equipment	1,479,577	1,515,016
Intangible assets	1,191,613	1,205,000
Total assets	31,188,195	10,494,556
Total liabilities	466,437	604,495
Total shareholders' equity	30,721,758	9,890,061

pharmaxis



Summary

- Near term value enhancing corporate milestones
- Fully integrated business model
- Effective board & experienced management
- TGA approved facilities
- Products from leading Australian science
- Clinical validation for inhalation products
- Attractive markets
- Product focused

pharmaxis

Pharmaxis Ltd
Top 20 Shareholders

	Name	Number	% Total
1	Perpetual Trustees Nominees Limited	20,245,000	18.7%
2	Praxis Pharmaceuticals Inc	11,200,000	10.4%
3	CM Capital Investments Pty Ltd	11,189,044	10.4%
4	GBS Venture Partners Limited	10,580,000	9.8%
5	Mooroolbark Technology Pty Ltd	7,520,000	7.0%
6	National Nominees Limited	6,141,442	5.7%
7	CIBC Australia VC Fund LLC	3,635,956	3.4%
8	The Australian National University	3,200,000	3.0%
9	Powers Pty Ltd	1,200,000	1.1%
10	Queensland Investment Corporation	1,032,080	1.0%
11	HSBC Custody Nominees (Australia) Limited	918,699	0.9%
12	Mirrabooka Investments Limited	775,000	0.7%
13	Denis M Hanley	560,000	0.5%
14	Masi Sima Pty Limited	560,000	0.5%
15	Robert E Green	560,000	0.5%
16	G&H Custodians Pty Ltd	404,000	0.4%
17	Asia Union Investments Pty Ltd	400,000	0.4%
18	Warragi Investments Pty Ltd	400,000	0.4%
19	KFT Investments Pty Limited	400,000	0.4%
20	UBS Nominees Pty Ltd	390,000	0.4%
		81,311,221	75.3%

pharmaxis

MEDIA RELEASE
23rd February 2004

PHARMAXIS COMPLETES INTERIM ANALYSIS ON BRONCHITOL™ STUDY

Quality of life assessment positive, no adverse events.

Sydney-based pharmaceutical company Pharmaxis Ltd (ASX code: PXS) has conducted an interim analysis on the Phase IIb clinical trial evaluating Bronchitol™ in patients with the respiratory condition bronchiectasis.

The study is a Phase II blinded, controlled crossover study with a projected total enrolment of 60 patients to determine 'quality of life' changes as a result of treatment with Bronchitol™. Secondary measures include exercise tolerance and sputum microbiology (a measure of lung infections).

Based on the interim analysis of a group of 19 patients, the trend for all components of the quality of life assessment was positive. Compared to the inactive placebo, Bronchitol™ produced an improvement in the major component of quality of life of nine units (an improvement of four units is considered clinically relevant). The quality of life measurements used give a good indication of the benefits that patients would expect to achieve in everyday activities such as walking.

No serious adverse events were reported.

This interim analysis provides the basis to complete enrolment of the remaining 41 patients and to prepare for the longer term Phase III studies.

Pharmaxis Chief Executive Officer, Alan Robertson, said the results of the interim analysis are extremely encouraging, and exceeded expectations, having found statistical significance in relatively small patient numbers.

"This is an important step in the development of Bronchitol™ and brings us closer to providing this important new medicine to patients whose lives are affected by bronchiectasis.

"The successful completion of this leg of the study means we are now well positioned to progress with confidence the development and commercialisation of our clinical projects, as well as the scale up of our manufacturing capability," Robertson said.

-ENDS-

Further information:

John Gardner, Savage & Horrigan
+61 2 9268 1503
0413 355 997

About Bronchiectasis
Bronchiectasis is a disorder of the airways within the lungs. Inflammation and infections cause damage to the airways with alteration in the lining layer of the airways. The airways become distorted and enlarged. Enlargement can be uniform or irregular. Mucus can collect in the airways and is difficult to clear because of the damage to the normal ways the airways clear mucus. This can lead to episodes of infection. Early diagnosis and treatment of bronchiectasis and the infections that occur are very important in managing the disease.

Over 580,000 people worldwide suffer from this condition.

About Pharmaxis:

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases.

Pharmaxis is focused on the development of its two leading technologies. The first technology includes Bronchitol™ and Aridol™, which are inhaled non-ionic osmolytes. Bronchitol™ is being developed for the treatment of respiratory diseases - in particular, cystic fibrosis, bronchiectasis and chronic bronchitis. Aridol™ is an improved lung function test and is currently in a 600 subject multicentre Phase III study and over 125 subjects have been enrolled to date. The second technology focuses on new immune response modifiers - PXS25 and PXS2000 – for the treatment of multiple sclerosis and rheumatoid arthritis.

The company has a pipeline of products in different stages of development, including four projects at clinical study stage (in patients), two projects in pre-clinical evaluation and one research project to identify a compound for development.

Pharmaxis operates a first class, TGA-licensed manufacturing facility at Frenchs Forest, near Sydney, Australia.

Pharmaxis was founded in 1998 and is chaired by Denis Hanley, former Chairman and CEO of Memtec Limited. He has extensive experience in growing Australian technology corporations to become successful global entities.

pharmaxis

ABN 75 082 811 630







Committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases

February 2004

Overview

- Our Objective
  - to build a valuable business, recognised internationally for its approach to therapeutic discovery, development and commercialisation in the fields of respiratory and autoimmune diseases

- Our Strategy
  - attractive product opportunities
  - engage in the complete product value chain
  - focus on products
  - focus on core therapeutic markets
  - maintain and build a diversified product pipeline

pharmaxis



Company History

1999 GBS Venture Partners invests $2M to develop autoimmune disease research (ANU)

2001 Licence from Royal Prince Alfred Hospital for treatment of respiratory disease

2002 Second round funding of $9.6 – GBS Venture Partners, CM Capital, CIBC Australia, ANU and Mooroolbark Technology

2002 Consolidation of operations at Frenchs Forest

2003 $3 million grant to develop cystic fibrosis treatment - secured R&D grants totalling ≈ $5 million

2003 $25 million raised at IPO

pharmaxis

TGA approved facilities

Frenchs Forest NSW


pharmaxis

pharmaxis



Products

Name	Category	Indication
Aridol™	lung function test	asthma/COPD
Bronchitol™	therapeutic	chronic bronchitis bronchiectasis cystic fibrosis
PXS25	therapeutic	multiple sclerosis rheumatoid arthritis
PXS2000	therapeutic	rheumatoid arthritis other

pharmaxis



Diversified Product Portfolio



---------------Clinical Trials-----------------
research
preclinical
phase I
phase II
phase III
registration
Respiratory diseases
Bronchitol™ - cystic fibrosis
in progress
Bronchitol™ - bronchiectasis
in progress
Bronchitol™ - chronic bronchitis
Aridol™ – airway function
in progress
Autoimmune diseases
PXS25 - multiple sclerosis
in progress
PXS25 - rheumatoid arthritis
PXS2000 – multiple sclerosis
in progress
3-5 years
15 months
15 months
18 months
18 months
12 months
indicative time to complete

pharmaxis



Clinical Trials in Progress

Aridol™ (Phase III)

CTM manufacture	approvals	Nov 03 — dosing/recruitment (600 patients) — Jun 04	Q3 2004 Report
		125	

Bronchitol™ for cystic fibrosis (Phase IIa)

CTM manufacture	approvals	Nov 03 — dosing/recruitment (60 patients) — Jun 04	Q3 2004 Report
		1	

Bronchitol for bronchiectasis (Phase IIb)

CTM manufacture	approvals	Sep 03 — dosing/recruitment (60 patients) — June 04	Q3 2004 Report
		19	

pharmaxis



Bronchitol™ - bronchiectasis

- Phase IIb, pilot chronic study
  - 4 sites — 60 subjects
  - Start: — Oct 2003
  - Finish: — June 2004
  - Primary end point: — quality of life
  - Secondary end point: — lung function, sputum properties
  - Outcome: — proof of principle for long term efficacy of Bronchitol™
  - Status: — Interim analysis (19 subjects) completed

pharmaxis



Trial Design

- Design
  - Randomised
  - Placebo controlled
  - Blinded
  - Crossover

- Objective
  - Effect of twice daily Bronchitol™ on disability (symptoms) and handicap (sleep quality, fatigue, and QOL)

pharmaxis



Positive Interim Results

- Quality of Life (St George Questionnaire)
  - Trend versus placebo
  - significant versus control
- Symptoms
  - Trend versus placebo
  - Trend versus control
- Activity (disturbances to patients physical activity)
  - Trend versus placebo
  - Trend versus control
- Impact (disturbances of psycho-social function)
  - Significant versus placebo
  - Highly significant versus control

pharmaxis



Next Steps.........

- Complete remainder of study
- Complete preclinical safety program
- Prepare for Phase III study

pharmaxis



Trial Participants

- "It has been some weeks since my part of the trial finished and to be honest I have not felt as well as when I was on the Bronchitol."

Trial participant 1

- "Thank you for any help that you can give and I wish you well with the Bronchitol project as it has made such a difference to my health."

Trial participant 2

- "This patient has been on the Phase II clinical trial of Bronchitol for bronchiectasis. This has revolutionised her life, she would benefit and would be greatly relieved of her daily symptoms if she could continue this treatment."

Physician

pharmaxis



Respiratory diseases
(Chronic obstructive lung diseases)

Lung defence (normal)



Mucus
Cilia
Airway Surface
Liquid
Ciliated Cell
Goblet Cell
Submucosal glands

pharmaxis



Respiratory diseases
(Chronic obstructive lung diseases)

Lung defence (compromised)



Mucus
Cilia
Airway Surface
Liquid (thin/viscous)
Ciliated Cell
Goblet Cell
Submucosal glands

pharmaxis

Respiratory diseases
(Chronic obstructive lung diseases)

Lung defence (after Bronchitol)


Mucus
Cilia
Airway Surface
Liquid
Ciliated Cell
Goblet Cell
H_2O
H_2O
H_2O
H_2O
H_2O
Submucosal glands

pharmaxis

Chronic bronchitis

without Bronchitol™



1

pharmaxis

Chronic bronchitis

with Bronchitol™ (400mg)


1

pharmaxis



Bronchitol™

for Chronic Obstructive Lung Diseases



pharmaxis

Aridol™

Dose required to cause 15% fall in lung function


600
500
400
300
200
100
0
Severe
Moderate
Mild
Normal
Asthma severity
Aridol


Current
With Aridol monitoring
Steroid use

pharmaxis



Aridol™
for asthma management



Aridol™
Aridol

pharmaxis



Respiratory disease markets

Product	Target Application	Patient Population[1]	Existing Market Size[1] (A$)
Bronchitol	Cystic Fibrosis	75,000	575m
Bronchitol	COPD - Bronchiectasis	580,000	Included in CB
Bronchitol	COPD - Chronic Bronchitis	30,000,000	3,840m
Aridol ™	Lung function test	30,000,000 [2]	Data not available [2]

[1] Worldwide

[2] Estimate - there are currently no reliable figures available as to the potential patient size and existing market size for a lung function test [estimate of 106,000 tests in Australia for fiscal 2003 (cost to govt - $10.5 million). Cost to PBS of ICS = $210 million]

pharmaxis



PXS25

- Treatment of autoimmune disease
  - multiple sclerosis
  - rheumatoid arthritis
- Selective inhibitor of T cell migration
- Effective in models of multiple sclerosis and rheumatoid arthritis
- Early preclinical safety testing

pharmaxis



PXS2000

- Treatment of autoimmune disease
  - multiple sclerosis
  - rheumatoid arthritis
- Selective activator of peripheral cannabinoid receptors
- Effective in models of multiple sclerosis
- Late stage research

pharmaxis



Autoimmune disease markets

Product	Target Application	Patient Population[1]	Existing Market Size[1] (A$)
PXS25	Multiple Sclerosis	1,100,000	3,533m
PXS2000	Multiple Sclerosis	1,100,000	3,533m
PXS25	Rheumatoid Arthritis	5,500,000	4,174m

[1] Worldwide

pharmaxis



Senior Management

Internationally experienced and capable team with track record

Alan Robertson BSc, PhD	Chief Executive	Wellcome/Faulding/amrad
Brett Charlton MBBS, PhD	Medical Director	Baxter/Stanford/ANU
William Cowden BSc, PhD	Chief Scientist	Progen/Peptech/ANU
David McGarvey BA, CA	Finance	PWC/Memtec/US Filter
John Crapper BAS, MBA	Operations	Syntex/Memtec/US Filter
Gary Phillips BPharm, MBA	Commercial	Novartis

- Staff 25

pharmaxis



Financial Highlights

	Half Year Ended 31 December 2003 $	Half Year Ended 31 December 2002 $
Financial Performance		
Revenue – other	975,219	344,562
Expenses		
Research and Development	(2,186,062)	(753,706)
Administration	(851,743)	(312,069)
Net loss before and after tax	(2,062,586)	(721,213)

	31 Dec 03 $	30 Jun 03 $
Key Balance Sheet Items		
Cash and bank accepted commercial bills	27,726,394	7,383,923
Plant and equipment	1,479,577	1,515,016
Intangible assets	1,191,613	1,205,000
Total assets	31,188,195	10,494,556
Total liabilities	466,437	604,495
Total shareholders' equity	30,721,758	9,890,061

pharmaxis



Summary

- Near term value enhancing corporate milestones
- Fully integrated business model
- Effective board & experienced management
- TGA approved facilities
- Products from leading Australian science
- Clinical validation for inhalation products
- Attractive markets
- Product focused

pharmaxis

MEDIA RELEASE
21st April 2004

pharmaxis

ARIDOL™ OF BENEFIT IN MANAGING CHRONIC OBSTRUCTIVE PULMONARY DISEASE: CLINICAL STUDY

Study results could double market potential of Aridol™

Sydney-based pharmaceutical company Pharmaxis Ltd (ASX code: PXS) has announced that the results from a pilot clinical study, conducted in Basel, Switzerland, could double the market potential of the company's Aridol™ product.

The study was designed to determine if Aridol™ could predict whether patients with Chronic Obstructive Pulmonary Disease (COPD) receive a clinical benefit from inhaled steroids, used to treat their lung condition.

The results of the study, which were presented at the annual meeting of the Swiss Society for Allergy and Immunology in Geneva, Switzerland on 17th April, indicate that, for the first time, the clinical response to inhaled steroids in mild to moderately severe COPD patients can be predicted by the use of an Aridol™ challenge test.

Aridol™ was initially developed by Pharmaxis as an improved lung function test to help manage asthma, and is currently in a multicentre Phase III clinical study in Australia.

Pharmaxis Chief Executive Officer, Alan Robertson, said the results of the Swiss study open up a substantial new market opportunity for Aridol™.

"There are more than 30 million people with COPD globally and treatments to date have been hampered by side effects, the high cost of inhaled steroids and the knowledge that as few as 20% of patients with COPD benefit from steroid treatment," Robertson said. "The Aridol™ challenge test offers the opportunity to streamline treatment, to reduce healthcare costs and to avoid needless side effects in patients with COPD."

In the Swiss study, 30 patients with COPD were given a lung function test with Aridol™ prior to treatment for three months with inhaled steroids to control inflammation and lung damage. Following the three-month treatment phase, only those patients that had returned a positive Aridol™ challenge test responded to steroid treatment as determined by an improvement in lung function.

"This is a significant additional step in the development of Aridol™ and adds to its already internationally recognised potential in asthma management," Robertson added.

Worldwide, there are over 30 million people with asthma, for whom Aridol™ has the potential to provide improved disease management. To extend the application of Aridol™ to the COPD patient market potentially doubles the market opportunity for Aridol™."

The results of the Swiss clinical study will be presented at the American Thoracic Society Annual Meeting next month.

-ENDS-

Further information:

John Gardner, Savage & Horrigan
+61 2 9268 1503
0413 355 997

About COPD

Chronic Obstructive Pulmonary Disease (COPD) is a disease in which the airways and air sacs inside the lungs are partially obstructed or destroyed. The result is that it gets hard to breathe. This is a disease which is very slow to develop. People often do not show symptoms until they're over 40 years of age. It is caused by inhaling some form of lung irritant repeatedly for many years. The most common cause of COPD is smoking. Depending on what symptoms a person exhibits, they may be diagnosed with either chronic bronchitis or emphysema, both of which are recognized forms of COPD.

Cigarette smoking causes 85% of COPD and it is one of the most important chronic respiratory diseases in Australia. It is the fourth leading cause of death behind cancer, heart disease and stroke. The exact prevalence in the community is unknown but maybe as high as 10% of people over the age of 45.

COPD affects over 16 million people in the USA alone and there are over 30 million people affected by the disease in the major pharmaceutical markets. Treatment with inhaled steroids has been controversial because it has been estimated that as few as 20% of patients with COPD respond positively to steroids.

About Pharmaxis:

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases.

Pharmaxis is focused on the development of its two leading technologies. The first technology includes Bronchitol^{TM} and Aridol^{TM}, which are inhaled non-ionic osmolytes. Bronchitol^{TM} is being developed for the treatment of respiratory diseases - in particular, cystic fibrosis, bronchiectasis and chronic bronchitis. Aridol^{TM} is an improved lung function test and is currently in a 600 subject multicentre Phase III study and over 250 subjects have been enrolled to date.

The second technology focuses on new immune response modifiers - PXS25 and PXS2000 – for the treatment of multiple sclerosis and rheumatoid arthritis.

The company has a pipeline of products in different stages of development, including four projects at clinical study stage (in patients), two projects in pre-clinical evaluation and one research project to identify a compound for development.

Pharmaxis operates a first class, TGA-licensed manufacturing facility at Frenchs Forest, near Sydney, Australia.

Pharmaxis was founded in 1998 and is chaired by Denis Hanley, former Chairman and CEO of Memtec Limited. He has extensive experience in growing Australian technology corporations to become successful global entities.

MEDIA RELEASE
22nd April 2004

PHARMAXIS SUCCESSFUL APPLICATION PHARMACEUTICALS PARTNERSHIPS PROGRAM

Government grant of $6.1 million over four years

The Hon Ian Macfarlane MP, Minister for Industry, Tourism and Resources, today announced that Australian pharmaceutical company Pharmaxis Ltd (ASX code: PXS) had been successful in its application for research funding under the AusIndustry Pharmaceuticals Partnerships Program (P3).

The grant is for a maximum of $6.1 million covering the period 01 July 2004 to 30 June 2008, and is subject to the execution of a formal agreement between Pharmaxis and AusIndustry. Pharmaxis was one of 11 successful applicants.

Research projects covered by the P3 award include:

- Completion of the studies necessary for international marketing approval of Aridol™ – a new lung function test to facilitate improved disease management for patients with asthma and chronic obstructive pulmonary disease (COPD);
- Completion of the final research and development studies of Bronchitol™ for use in patients with cystic fibrosis and COPD. Bronchitol™ enhances mucus clearance from the lungs, improves lung function and quality of life of patients with lung disease; and
- Advance two new therapies for the treatment of multiple sclerosis and rheumatoid arthritis through to later stage clinical studies in patients.

Pharmaxis Chief Executive Officer, Alan Robertson, was delighted to receive funding from the P3 program and said it would assist the establishment of Pharmaxis as an internationally competitive research based pharmaceutical company. The P3 program is an important initiative that will encourage innovation and creativity within Australia, he said.

"Support from the P3 program will enable Pharmaxis to continue investment in the parallel research and development of its various projects with confidence, and ensure we bring important new medicines to market in a timely manner."

-ENDS-

Further information:

David McGarvey
Chief Financial Officer
02 9451 5203

About Pharmaxis:

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases.

Pharmaxis is focused on the development of its two leading technologies. The first technology includes Bronchitol™ and Aridol™, which are inhaled non-ionic osmolytes. Bronchitol™ is being developed for the treatment of respiratory diseases - in particular, cystic fibrosis, bronchiectasis and chronic bronchitis. Aridol™ is an improved lung function test and is currently in a 600 subject multicentre Phase III study and over 250 subjects have been enrolled to date.

The second technology focuses on new immune response modifiers - PXS25 and PXS2000 – for the treatment of multiple sclerosis and rheumatoid arthritis.

The company has a pipeline of products in different stages of development, including four projects at clinical study stage (in patients), two projects in pre-clinical evaluation and one research project to identify a compound for development.

Pharmaxis operates a first class, TGA-licensed manufacturing facility at Frenchs Forest, near Sydney, Australia.

Pharmaxis was founded in 1998 and is chaired by Denis Hanley, former Chairman and CEO of Memtec Limited. He has extensive experience in growing Australian technology corporations to become successful global entities.

Pharmaxis was listed on the Australian Stock Exchange in November 2003.

Quarterly Report to Shareholders No 2






pharmaxis

Alan D Robertson
Chief Executive Officer

January – March 2004

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products that improve the clinical management of chronic respiratory and autoimmune diseases.

Company Overview

- Pharmaxis has a diversified portfolio of products at various stages of development which target attractive international markets across a range of diseases.
- Projects include new treatments for multiple sclerosis, cystic fibrosis, rheumatoid arthritis, chronic bronchitis and bronchiectasis, as well as a lung function test for people with airway diseases such as asthma, which is in the last stage of clinical evaluation.
- We are committed to building a fully integrated specialist pharmaceutical company with activities spanning research & development through to manufacture, marketing and distribution.
- We have an experienced board of directors and the company is led by a management team with previous experience in successfully developing and commercialising breakthrough products.
- We have three clinical trials in progress, two in Phase II and one in Phase III.

Quarter Highlights

"Bronchitol of positive benefit in Bronchiectasis study"

- An interim analysis on the Phase II clinical trial for patients suffering from bronchiectasis demonstrates a benefit to treatment with Bronchitol™
- The second stage of the bronchiectasis clinical trial commences recruitment.
- Over 225 people enrolled in the Phase III clinical trial with Aridol™ as a lung function test.
- The Phase II clinical trial with Bronchitol™ for patients suffering from cystic fibrosis commences its dosing phase.
- A clinical study conducted in Switzerland demonstrates an important role for Aridol™ in the management of chronic obstructive pulmonary disease.

"Swiss study expands market potential for Aridol"

Expected Key Milestones/Activities

April

- Quarterly report issued to Shareholders.
- Quarterly ASX report (Appendix 4C) lodged with the ASX.

June/July

- Scheduled completion of Aridol™ Phase III clinical trials.
- Scheduled completion of bronchiectasis Phase II clinical trial.

Quarter 3 2004

- Scheduled completion of cystic fibrosis Phase II clinical trial.
- Reports available for Aridol™ and Bronchitol™ studies.

Facilities update

"Manufacturing capacity to be expanded"

Expenditure of up to $2.5 million dollars has been approved by the Board to expand our manufacturing capability. This will triple our capacity and, with recent yield improvements, ensure we are well positioned for the Aridol™ launch in 2005 and to meet the ongoing demand for Bronchitol™ clinical trial material.

Our TGA license will also be expanded to include the manufacture of therapeutic goods for sale.

Personnel

"Manufacturing group strengthened to support commercial launch of Aridol"

Rebecca Hindle joined us in February to strengthen our clinical research group. Rebecca has experience in clinical research and regulatory affairs gained in Europe and Australia. In addition, we have strengthened our manufacturing capability with the appointment of two new members of staff to assist with manufacture and release testing.

Business Development

"Plans for the introduction of Aridol to the USA accelerated"

The science behind the development of Aridol™ was presented at the American Academy of Allergy and Asthma and Immunology in San Francisco. This generated considerable interest and support for the introduction of Aridol™ in the USA, particularly amongst the American Thoracic Society, the American Asthma Clinical Research Network and the American Academy of Allergy and Asthma Sports and Exercise Committee.

As a result we are accelerating our plans for the introduction of Aridol™ in the USA. A more definitive timeline will be presented to shareholders following a meeting with the FDA.

"Expansion of potential Aridol market as a result of new clinical study"

A study completed by researchers in Swizerland has demonstrated that Aridol™ can predict those patients with chronic obstructive pulmonary disease (COPD) who will benefit from treatment with inhaled steroids. The inability to identify those patients that will respond positively to inhaled steroids has been a long standing problem in the treatment of COPD and has not been possible until now. This indication represents an additional significant market opportunity for Aridol™ .

Three clinical studies are currently in progress in Europe. These studies will expand the utility of Aridol™ and will give opinion leaders in Europe a chance to assess Aridol™ and its place in asthma management. Two of the three studies are scheduled to report during the third quarter of 2004.

A further 15 requests to use Aridol™ in various clinical settings both in Australia and overseas are being considered by our clinical department.

Research

"PXS 2000 shown to inhibit immune cell trafficking"

Our research facility is located within the Australian National University campus in Canberra and our research interests are focused on discovering new treatments for autoimmune disease. Both PXS25 and PXS2000 are products of this research.

PXS2000

- PXS2000 represents a new class of anti-inflammatory agent that inhibits immune cell trafficking and works well in models of multiple sclerosis and rheumatoid arthritis.
- A close structural relative, PXS2030, is being studied as a potential clinical candidate.

Through a collaborative research agreement with the University of Melbourne, compounds such as PXS2000 and PXS2030 are being studied for their impact on neuroinflammation.

Preclinical Development

PXS25

- First GLP batch of PXS25 received from contract supplier.
- PXS25 passes additional safety hurdles.

"Development quantities of PXS25 received from contract supplier"

PXS25 is being developed as an oral product for the treatment of multiple sclerosis. The initial pilot scale manufacture of PXS25 has been contracted to a company with specialist expertise in this area. The technology transfer has been smooth and the first batches of drug substance have been received, passed by our QA department and shipped to the Contract Research Organisation for preclinical safety evaluation. Completion of a series of stringent tests is necessary before PXS25 can be administered to people.

The safety evaluation program is running according to schedule and is expected to complete during Q4 2004. Clinical testing will commence in healthy volunteers shortly thereafter and in volunteers with autoimmune disease during 2005.

Clinical Development

Aridol™

Aridol™ is a bronchial provocation test with specific utility in the diagnosis and management of asthma. Aridol™ allows a physician to measure the appropriate dose of medication for sufferers of asthma - the net result of which will be fewer side effects attributable to preventative medication. Currently, there is no convenient, specific test for asthma or for measuring its severity.

"Aridol clinical trial recruitment on schedule for mid-year completion"

Aridol™ is currently being studied in a 600 patient Phase III clinical trial across 13 centres in Australia.

The trial is running to schedule and there have been no serious adverse events reported by the participating centres. At the end of March 2004, over 225 subjects had been enrolled and the study is scheduled to be completed by mid-2004. The outcome of the study will be a demonstration that Aridol™ is an effective and safe bronchial challenge test with utility in the diagnosis of asthma. The trial results will be sufficient to allow a registration application for Aridol™ in Europe, Australia and possibly the USA. The registration dossier will be submitted to European and Australian regulatory authorities during Q4 2004. Submission plans for the USA will be finalized following a meeting with the FDA.

Bronchitol™ for bronchiectasis

Bronchitol™ is being evaluated as a therapeutic option for people suffering from diseases such as cystic fibrosis, bronchiectasis and chronic bronchitis. It has been designed to enhance lung clearance, improve lung function and improve the quality of life to patients.

"First leg of bronchiectasis study demonstrates a statistically significant improvement following treatment"

A 60 patient clinical trial is being undertaken in Australia and New Zealand in volunteers with bronchiectasis and is expected to complete mid-2004.

An interim analysis was conducted on the first 19 subjects enrolled in the study. The key findings announced to the market on 23 February were:

- No serious adverse events attributable to drug treatment.
- A statistically significant improvement in the key quality of life measurement in favour of treatment versus placebo.
- A statistically significant improvement in the key quality of life measurement when before treatment was compared to after treatment.

- Additional quality of life measures showed a trend to improvement when Bronchitol™ administration was compared to placebo or prior to treatment.
- A statistically significant improvement in lung function following treatment.

"Bronchiectasis study enters second phase"

The second phase of this study is in progress, trial recruitment is proceeding according to schedule and the results should be available during the third quarter of this year.

Bronchitol™ for cystic fibrosis

A 60 patient study is being conducted throughout Australia in volunteers with cystic fibrosis. The study has commenced enrollment, however, there has been some resistance by volunteers wishing to join the study to withdraw from their existing therapy. Therefore, the protocol has been amended to allow patients wishing to stay on their existing medication to be eligible for recruitment.

"Protocol amended for the cystic fibrosis study to aid recruitment"

A small group of patients have completed the study successfully and it is anticipated that the study will now report during the third quarter of the year.

Intellectual Property

Our patent portfolio continues its journey without incident through the approval stages in the various territories.

An examination report has been received for Patent Family 4 from the US and

"Patent approved in New Zealand"

	USA	Europe	Australia	ROW
Patent Family 1 – The use of Inhaled Mannitol	G	P	G	P/G
Patent Family 2 – Phosphosugar based anti-inflammatory and/or immunosuppressive drugs	G	G	G	G
Patent Family 3 – Novel phosphosugars and phosphosugar-containing compounds having anti-inflammatory activity	G	n/a	G	n/a
Patent Family 4 – Novel compounds and methods	P	P	P	G/P
Patent Family 5 – Novel phosphotetrahydropyrans and methods	prov			
Patent Family 6 – Novel Cannabinoid CB-2 Receptor Agonists and Uses Thereof	prov			

•G = granted; P = pending; prov = provisional; ROW denotes rest of the world including Japan
•Details of the patent portfolio can be found in the prospectus

European examiners which indicates the patent is moving closer to grant. This patent was granted in its first territory, New Zealand in February 2004.

Publications/Presentations

Aridol™ and Bronchitol™ have been the subject of more than 25 publications in peer reviewed journals by a variety of research laboratories throughout the world.

"Aridol presented to scientific meetings in the USA and Switzerland"

There have been no new publications this quarter.

Aridol™ was presented by Dr Sandra Anderson of the Royal Prince Alfred Hospital to the American Academy of Allergy Asthma & Immunology in San Francisco on 23 March.

A study on the value of using Aridol™ to determine those patients with chronic obstructive pulmonary disease that respond to steroid treatment was presented at the Swiss Society for Allergy and Immunology in Geneva on 17 April 2004. Further details were announced to the market on 21st April.

Governance

"Corporate governance framework completed"

The Board has completed the implementation of the Pharmaxis Corporate Governance Framework ahead of its scheduled 30 June completion date. Details will be posted to the Pharmaxis web site over the next few weeks.

Financial Highlights

Pharmaxis Ltd Quarterly Report to Shareholders Financial Summary	Quarter ended 31-Mar-04 $	Year to Date to 31-Mar-04 $	Year to Date 31-Dec-03 $
Financial Performance			
Revenue			
Interest received	365,977	720,010	354,033
Research grants	209,769	796,525	586,756
Other	13,572	48,002	34,430
	589,318	1,564,537	975,219
Expenses			
Research & development	(1,319,590)	(3,505,652)	(2,186,062)
Administration	(651,135)	(1,502,878)	(851,743)
Net loss before and after tax	(1,381,407)	(3,443,993)	(2,062,586)
Depreciation & amortisation	123,559	359,513	235,954
	Quarter ended 31-Mar-04 $	Year to Date to 31-Mar-04 $	Year to Date 31-Dec-03 $
Cash Flows			
Cash flows from operating activities	(693,373)	(3,058,057)	(2,364,684)
Cash flows from investing activities	(185,190)	(372,318)	(187,128)
Cash flows from financing activities	(3,444)	22,890,839	22,894,283
Net increase (decrease) in cash held	(882,007)	19,460,464	20,342,471
	31-Mar-04 $	30-Jun-03 $	31-Dec-03 $
Financial Position			
Cash and bank accepted commercial bills	26,844,387	7,383,923	27,726,394
Plant & equipment	1,554,357	1,515,016	1,479,577
Intangible assets	1,178,464	1,205,000	1,191,613
Total assets	30,315,506	10,494,556	31,188,195
Total liabilities	978,590	604,495	466,437
Total shareholders' equity	29,336,916	9,890,061	30,721,758

Cash and bank accepted commercial bills totalled $26.8 million at 31 March 2004 with remaining Cystic Fibrosis Start Grant income of up to $1.8 million available. Pharmaxis therefore remains well positioned to fund its clinical trial and preclinical development programs.

"Pharmaxis well positioned to fund clinical trial programs"

Research & development expenses have increases approximately 21% over the average of the first two quarters. The clinical trial component of this expenditure for the quarter increased by more than 80% over the average of the first two quarters reflecting the commencement of the dosing stage in three trials and increased staffing in the clinical trial group. Expenditure by the preclinical development group decreased by approximately 17% for the quarter compared to the average of the first two quarters. Quarterly fluctuations are to be expected with this outsourced development work as the various projects have dissimilar payment schedules. Expenditure by the ANU based research group and the Frenchs Forest based manufacturing group were both consistent with prior quarter expenditure levels.

Administration expenses for the quarter increased approximately 50% over the average of the first two quarters reflecting costs associated with relocating the clinical and pre-clinical development groups from Canberra, and the costs to recruit additional staff.

Interest revenue for the quarter increased, reflecting the first full quarter of investment of the $25 million raised at the time of the company's ASX listing in mid November 2003. Pharmaxis also receives revenue from a R&D Start Grant for the development of new treatments for cystic fibrosis.

Media

The use of Aridol™ in assisting asthma sufferers better control their medication was highlighted by two stories that appeared in television news bulletins across the country on Wednesday 10 March 2004. These stories appeared in the evening news on Channel 9 and the ABC.

A full page article was also published in the Herald Sun on Sunday 18 April 2004 describing the use of Aridol (mannitol) for the management of asthma.

Late News

"Pharmaxis P3 application successful"

On 22 April, the Hon Ian McFarlane MP, Minister for Industry, Tourism and Resources, announced that Pharmaxis had been successful in its application for $6 million of funding under the AusIndustry Pharmaceuticals Partnership Program (P3). Details were released to the market on 22 April 2004.

Contact Details

Further information on Pharmaxis can be obtained from www.pharmaxis.com.au or by contacting the Company Secretary.

Alan D Robertson
Chief Executive Officer

David McGarvey
Company Secretary
david.mcgarvey@pharmaxis.com.au
Telephone: 02 9451 5203

Pharmaxis Ltd
ABN 75 082 811 630
2/10 Rodborough Road
Frenchs Forest
NSW 2086

pharmaxis

ABN 75 082 811 630







Human therapeutic products

for

chronic respiratory and autoimmune diseases

June 2004

Summary

- Listed on ASX: Nov 03
- Cash at end FY04: $25m
- Grants receivable: $7.6m
- Shares outstanding: 108m

Capitalisation


$ millions
60
40
20
0
1999
2000
2001
2002
2003
2004

- Product focused
- Attractive markets
- Effective management team
- TGA approved facility
- One Phase III product
- Two Phase II products
- Two preclinical projects



pharmaxis


Product Pipeline
--------Clinical Trials----------
research
preclinical
phase I
phase II
phase III
registration
market
Respiratory diseases
Aridol™ – airway function
Mid -2005
Bronchitol™ - cystic fibrosis
Early -2008
Bronchitol™ - bronchiectasis
Late -2007
Bronchitol™ - chronic bronchitis
Late -2008
Autoimmune diseases
PXS25 - multiple sclerosis
PXS2030 – multiple sclerosis
PXS2076 – rheumatoid arthritis
3-5 years
15 months
15 months
18 months
18 months
12 months
indicative time to complete
pharmaxis

Respiratory Disease



AridolTM



Aridol

- AridolTM in Phase III
  - First management tool for asthma and COPD
  - Complete Phase III Q3 2004
  - Product launch Q3 2005 Aus/Europe
  - Global Market Opportunity:
    - $1.6 billion+
  - Revenue Opportunity:
    - $210 million+

BronchitolTM



- BronchitolTM in Phase II
  - New therapeutic
    - Cystic fibrosis and COPD
    - Complete Phase II Q3 2004
    - Commence Phase III Q1 2005
    - Product Launch 2007
  - Global Market Opportunity
    - CF: $1.1 billion+
    - COPD: $8 billion+
  - Revenue Opportunity
    - CF: $340 million+
    - COPD: $1.3 billion+

pharmaxis



Asthma



- 52 million people affected worldwide
- 180,000 deaths worldwide (2003)
- Cost to US Healthcare – US$15 billion per annum

Current Management	Aridol™ Management
Diagnosis by observation	Diagnosis by evidence
Lung testing by specialists	Objective measure of severity
Expensive	Accurate
Inconvenient	Convenient
Not specific for asthma	Reveals lung inflammation
Inaccurate	10-20 minute test
Patients self manage	Physicians monitor disease
Poor Outcomes	Improved Outcomes

pharmaxis



Chronic Obstructive Pulmonary Disease



- 30 million people affected worldwide
- 4th leading cause of death
- Cost to US healthcare - US$40 billion pa

Current Management	Aridol™ Management
Bronchodilators	Aridol™ selects steroid responders
Patients trialed on steroids	Reduces steroid exposure
1 in 5 respond to steroids	Reduces healthcare costs
4 in 5 palliative care	Disease monitoring
	Dose optimisation
Poor Outcomes	**Improved outcomes**

pharmaxis

Aridol™ opportunity by market segment


Target patient population (000's)
3,660
440
3,052
1,308
5,966
17,299
blue-asthma
green - COPD
Lung testing
asthma-diag
asthma mgmt-spec
asthma mgmt-GP
diag-copd
mgmt-copd


Potential revenue $
Penetration %
mgmt-copd
16%
diag-copd
16%
asthma mgmt-GP
9%
asthma diag-GP
11%
asthma mgt-spec
29%
Lung test-spec
75%
0
20
40
60
80
$m

Total opportunity = $210m+

pharmaxis



Bronchitol™ – breaks the mucus cycle





inflammation
increased mucus production
impaired mucus clearance
infection

COPD / Cystic Fibrosis

- Three way action to accelerate sputum clearance
- Improves lung function
- Improves quality of life
- Patient friendly
- Complementary with other treatments

- Target Profile
  - Reduce exacerbations
  - Reduce hospitalisations
  - Extend life expectancy

pharmaxis

Chronic bronchitis

without Bronchitol™


1



pharmaxis

Chronic bronchitis

with Bronchitol™ (400mg)


1

pharmaxis

Bronchitol™ Opportunity



Patient population (000's)
30000
20000
10000
0
27,000
0.075
0.58
CF
BCS
CB
------COPD------



Revenue potential (millions)
$1,000
$500
$0
$340
$370
$890
CF
BCS
CB
------COPD------

- Healthy uptake from cystic fibrosis patients (30%)
  - Current treatments used by 33% patients
- Moderate uptake from bronchiectasis patients (9%)
  - Severe patients
- Low uptake from chronic bronchitis patients (2%)
- Total revenue potential = $1.6 billion+

pharmaxis



Next Steps – respiratory disease


Complete COPD PII study
COPD PII study report
Presentation of COPD study at ERS
Complete CF PII study
Commence CF dosing study
CF comparator study commence-UK
Commence CF PIII study
Commence COPD PIII study
2004
July
Aug
Sep
Oct
Nov
Dec
2005
Jan
Feb
Mar
mid-05
FDA meeting Aridol™
Complete Aridol™ PIII study
GP asthma management study commences-UK
Results from Aridol™ study available
Submit Aridol™ registration – Aus/EU
Aridol™ launch – Aus

pharmaxis



Autoimmune Disease

- PXS25
  - Selective inhibitor of T cell migration
  - Novel mechanism of action
  - Effective in MS and RA models
  - Complementary with existing treatments
- Competitive Edge
  - Delivery by oral route
  - Approach clinically validated
- Status
  - Preclinical
  - Human studies Q2 2005

- PXS2030
  - Inhibitor of T cell migration
  - Inhibitor of B cell proliferation
  - Cannabinoid receptor agonist
  - Effective in MS and RA models
- Competitive Edge
  - Delivery by the oral route
- Status
  - Research

- PXS2076
  - Inhibitor of TNF
  - Novel mechanism of action
  - Effective in RA models
- Competitive Edge
  - Delivery by the oral route
- Status
  - Research

Very large market opportunities

pharmaxis



Finances

Financial Position



6.1
1.5
25
Cash at June 2004
CF Start Grant
P3

Total - $32.6m

pharmaxis



Summary

- 1st product launch 2005
- Integrated business
- Developing products for unmet clinical need
- Experienced management team
- TGA approved manufacturing facility
- Products from internationally respected groups
- Clinical validation for inhalation products

pharmaxis



Investor Presentation Disclaimer

This presentation is not an offer or invitation to subscribe for or purchase securities. To the extent that the presentation contains any forecasts, potential, projections or other forward looking statements, those statements involve a number of known and unknown risks, uncertainties and other facts that may cause actual results, performance or achievements to be materially different from those expressed or implied by those statements. There can be no guarantee that actual results, performance or achievements will be as stated. The reliance that the recipient of this presentation places on any statement, forecast, potential protection or assumption is a matter for its own commercial judgement. Pharmaxis Ltd does not undertake, nor is it obliged, to update or revise any statements, projections or forecasts or the assumptions underlying them whether as a result of new information, future events or otherwise.

pharmaxis

pharmaxis

ASX RELEASE
1st July 2004

PHARMAXIS TO ESTABLISH LEVEL 1 AMERICAN DEPOSITARY RECEIPT (ADR) PROGRAM

Sydney-based pharmaceutical company Pharmaxis Ltd (ASX code: PXS) today announced it has accepted a proposal from The Bank of New York to establish a Level 1 ADR program to facilitate the purchase of Pharmaxis Ltd shares by United States investors.

Further information:
David McGarvey
Company Secretary
+61 2 9451 5203

pharmaxis

Media release **16 July 2004**

Pharmaxis successfully completes patient enrolment for its Phase II trial of Bronchitol™ in the lung disease bronchiectasis

Pharmaxis (ASX:PXS) today announced that it has completed enrolment for its Phase II trial to evaluate the effects of Bronchitol™ on patients with bronchiectasis, a respiratory disease affecting more than 600,000 people worldwide.

The double blind, placebo controlled, crossover trial has enrolled 59 children and adults aged from 15 to 70 who suffer from bronchiectasis, a form of chronic obstructive lung disease. It commenced in November 2003 and was conducted at hospitals in Sydney and Melbourne in Australia, and Auckland in New Zealand.

The primary objective of the trial (MANCOT study B 202), is to compare the effects of twice daily treatment of Bronchitol™ on the disability and handicap associated with bronchiectasis before and after treatment and against placebo.

Bronchiectasis is an irreversible dilation of the main airways to the lungs, commonly accompanied by chronic infection. There are many causes of bronchiectasis and the disease can develop at any age, although symptoms may not be apparent until later in life. Most patients are affected by chronic cough and phlegm. The symptoms often begin quietly, usually after a respiratory infection, and tend to worsen gradually over a period of years.

Dr Alan Robertson, Pharmaxis CEO said that the company expected to release the trial results in September.

"Completion of enrolment in the bronchiectasis trial represents an important milestone in the development of Bronchitol™ and for Pharmaxis, as we advance our product candidates toward commercialisation. A positive outcome from this study will allow us to embark on the international Phase III study required before bringing Bronchitol™ to the marketplace," he said.

Bronchitol™ is a patented, inhalable, dry powder that can be administered by a convenient, hand-held, pocket sized device. It is manufactured by Pharmaxis in the company's TGA-approved manufacturing facility. Bronchitol™ is being developed for the management of various chronic obstructive lung diseases, in particular bronchiectasis, chronic bronchitis and cystic fibrosis.

Pharmaxis is aiming to have all studies completed to enable submission of a general marketing approval for bronchiectasis with the TGA in 2006.

To find out more about Pharmaxis, go to **http://www.pharmaxis.com.au**.

ends#

For further information, please contact:

Alan Robertson - Pharmaxis Chief Executive Officer

Ph: (02) 9454 7216 or alan.robertson@pharmaxis.com.au

Released through:

Ashley Rambukwella – Financial & Corporate Relations

Ph: (02) 8264 1004 / m. 0407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis is a developer of innovative pharmaceutical products to treat human respiratory and autoimmune diseases. Its pipeline of products include Aridol™ for asthma management, which is nearing completion of a Phase III clinical trial, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease and PXS25 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 and is traded under the symbol PXS. The company is chaired by Denis Hanley, former Chairman and CEO of Memtec Limited. Pharmaxis employs 28 staff at its Sydney headquarters and TGA-approved manufacturing facilities, and at Canberra.

About bronchiectasis

Pronounced 'brong-kee-eck-tah-sis', bronchiectasis is one of the chronic obstructive pulmonary diseases, or COPD's, and affects children and adults. It is often mistaken for asthma or pneumonia and misdiagnosis is common. In this disease, the bronchial tubes become irreversibly enlarged, forming pockets that can become infected. The bronchi walls are damaged, causing impairment to the lung's complex cleaning system. The tiny hairs, or cilia - which line the bronchial tubes and sweep them free of dust, germs and excessive mucus are unable to function properly. The result is that matter such as mucus and bacteria accumulates affecting the performance of the lungs and the quality of life of the individual.

pharmaxis

Media release **30 July 2004**

Pharmaxis successfully completes enrolment for its 600-patient Phase III trial of Aridol™ in asthma

Pharmaxis (ASX:PXS) today announced that enrolment is complete for the 600-patient Phase III trial of its asthma management product, Aridol™. The trial was designed to demonstrate that Aridol is a safe and effective challenge test for people with signs and symptoms of asthma. It is being developed to allow people with asthma to determine the severity of their disease and to better manage their asthma medication.

Over 600 children and adults aged from 6 years who suffer from asthma were enrolled in the Phase III, open label, operator blinded, randomised crossover trial. Enrolment commenced in January 2004. The trial was conducted at 12 hospitals in Sydney, Melbourne, Brisbane, Newcastle and Canberra.

Asthma is a disease of the airways that affects more than 52 million people worldwide. The cause of asthma is not known. In Australia, which has one of the highest incidences of asthma in the world, 1 in 6 children and 1 in 10 adults have been diagnosed with asthma. It ranks among the 10 most common reasons for seeing a general practitioner. It can be fatal and in 2002, 397 people in Australia died from asthma*.

The primary objectives of the trial were:

- to demonstrate the safety of Aridol as a test for assessing airway inflammation, and
- to measure the sensitivity and specificity of Aridol in identifying people with asthma.

Dr Alan Robertson, Pharmaxis CEO said that the company expected to release the trial results in September.

"Completion of enrolment in the Aridol trial represents an important milestone in the commercial development of Aridol and in the development of Pharmaxis. This is one of the few Phase III studies undertaken by an Australian company and represents a significant effort from a large number of people. A positive outcome from this study will allow us to finalise our registration documents for the Australian and European authorities." he said.

People affected by asthma have sensitive airways. When triggered, the inside of the airways become inflamed, the airways tighten and breathlessness results. The sources that trigger asthma symptoms are different for every person, and can include exercise, colds, flu, and inhaled allergens. No matter what the potential cause Aridol can detect the

potential for inflammation. Without Aridol a medical practitioner's diagnosis of asthma is commonly made on the basis of a questionnaire and physical examination and there is a potential for the diagnosis to be incorrect, and more importantly, imprecise.

In spite of advances made in treating asthma, the number of people with asthma continues to rise and, therefore, the need for an evidence based diagnosis continues to grow.

Aridol represents an opportunity to both provide medical practitioners with an accurate tool for asthma management, and sufferers with an improved understanding of the extent of their condition, allowing better use of their preventative medication. The result of which, will be a better health outcome for the patient.

Aridol is a patented, inhalable, dry powder that can be administered using a convenient, hand-held device. The test does not require specialist equipment and can be performed in a general practitioner's surgery. It is manufactured by Pharmaxis in the company's TGA-approved manufacturing facility.

Pharmaxis expects to lodge a registration application seeking approval to market Aridol with the Australian and European authorities during the fourth quarter of 2004. Subject to regulatory approval, sales of Aridol are forecast to commence during 2005.

To find out more about Pharmaxis, go to **http://www.pharmaxis.com.au**.

ends#

*Source: The Asthma Foundation of NSW

For further information, please contact:

Alan Robertson - Pharmaxis Chief Executive Officer

Ph: (02) 9454 7202 or alan.robertson@pharmaxis.com.au

Released through:

Ashley Rambukwella – Financial & Corporate Relations

Ph: (02) 8264 1004 / m. 0407 231 282 or a.rambukwella@fcr.com.au

About Pharmaxis

Pharmaxis is a developer of innovative pharmaceutical products to treat human respiratory and autoimmune diseases. Its pipeline of products include Aridol™ for asthma management, which is nearing completion of a Phase III clinical trial, Bronchitol™ for cystic fibrosis and chronic obstructive pulmonary disease and PXS25 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis was listed on the Australian Stock Exchange in November 2003 and is traded under the symbol PXS. The company is chaired by Denis Hanley, former Chairman and CEO of Memtec Limited. Pharmaxis employs 26 staff at its Sydney headquarters and TGA-approved manufacturing facilities, and at Canberra.

Quarterly Report to Shareholders No 3





pharmaxis

Alan D Robertson
Chief Executive Officer

April – June 2004

Pharmaxis is committed to the research, development and commercialization of human therapeutic products that improve the clinical management of chronic respiratory and autoimmune diseases.

"Three clinical trials in progress"

"$6 million Federal Government grant awarded"

"Two clinical trials scheduled to report in September"

Company Overview

- Pharmaxis has a diversified portfolio of products at various stages along the path to international commercialisation.
- We are building a fully integrated pharmaceutical company with activities spanning research & development through to manufacture, marketing and distribution.
- There are three clinical trials in progress, two in Phase II and one in Phase III.
- Products include a new management tool for both asthma and chronic obstructive pulmonary disease (Aridol) and a new treatment for cystic fibrosis and chronic obstructive pulmonary disease (Bronchitol).
- Projects include new treatments for multiple sclerosis (PXS25 and PXS2030) and for rheumatoid arthritis (PXS2076).
- The company is supported by an experienced board of directors and led by a management team with extensive experience in successfully developing and bringing to market innovative products.

Quarter Highlights

- Pharmaxis was successful in its application for a $6 million grant under the AusIndustry Pharmaceuticals Partnerships Program (P3).
- Over 450 people enrolled in the Phase III asthma clinical trial with Aridol.
- Over 50 people enrolled in the Phase II bronchiectasis trial with Bronchitol.
- Three new hospitals join the Phase II cystic fibrosis trial.
- Presentation of the results of Aridol in the management of chronic obstructive pulmonary disease (COPD) at the American Thoracic Society meeting in Orlando on Tuesday, 25 May 2004.
- PXS2076 discovered to be effective in controlling rheumatoid arthritis in a rodent model of human disease.

Expected Key Milestones/Activities

July
- Signing of P3 agreement with AusIndustry.
- Phase II Bronchitol study in bronchiectasis patients to close recruitment.
- Phase III Aridol study in asthma patients to close recruitment.
- Quarterly ASX report (Appendix 4C) lodged with the ASX.
- Meeting with US regulatory authority (FDA) on Aridol plans.

August
- Quarterly report issued to shareholders.
- June 2004 Preliminary Final Report to be filed with ASX.
- Commencement of investigator sponsored UK trial with Aridol.

September
- Results of Aridol Phase III study in asthma due.
- Results of Bronchitol Phase II study in patients with bronchiectasis due.
- Presentation of bronchiectasis study at European respiratory meeting.

"Expansion of manufacturing facility on track"

Facilities update

Preparation for the expansion of the clean rooms and warehousing to cater for the forecast demand for both Aridol and Bronchitol is well underway. Work is scheduled to commence during October 2004. Currently, the manufacturing facility is producing product for clinical trials and for long term stability trials.

A consultant group with experience in GMP manufacture have been appointed to assist with the project.

Personnel

28 full time staff are now employed by the company, an increase of three during the quarter. Appointments have been made in the areas of clinical trial management and manufacture.

"Strong US clinician support for Aridol"

Business Development

- A meeting is to be held with the Food and Drugs Administration (FDA) in the USA at the end of July to discuss the entry of Aridol to the USA. The outcome from this meeting will be known in August and will shape the strategy for Aridol in the USA.
- The US Asthma Clinical Trial Network and the US COPD Clinical Research Network have expressed their interest in working with Pharmaxis in relation to Aridol and its role in asthma and COPD.

Research

"PXS2076 inhibits TNF release and reduces RA severity in a rodent model"

PXS2030
PXS2030 represents a new class of anti-inflammatory agent that inhibits immune cell trafficking. PXS2030 is believed to exert its pharmacological action through stimulation of specific receptors on the immune cell. Current studies are focused on its suitability as a clinical development candidate.

PXS2076
PXS2076 has been identified as a new compound that inhibits the release of inflammatory proteins from immune cells. One of the major inflammatory proteins released by immune cells is called TNF and a number of companies have achieved commercial and clinical success by blocking the effects of TNF. These approaches have involved inactivating TNF once it has been released, however, the drugs are large proteins given by injection. PXS2030 prevents the immune cell from releasing TNF and is active in models of rheumatoid arthritis. Studies are in progress to determine the suitability of PXS2076 as a clinical development candidate.

"New form of PXS25 under investigation"

Preclinical Development

PXS25 is being developed as an oral product for the treatment of multiple sclerosis. An independent study into the effects of PXS25 following oral administration in a rodent model of multiple sclerosis has been completed by a research institute in London, UK. This study showed than PXS25 was effective in reducing the severity of the disease and provides further support for the clinical development of PXS25.

The development of PXS25 has reached the stage of formal long term toxicity studies, which are required before the drug can be evaluated on patients. The formal development is now waiting for additional data from a new form of PXS25 that delivers PXS25 much more efficiently. This new form of PXS25 has significant advantages over the original form of the drug.

Clinical Development

"Aridol clinical trial recruitment on schedule for mid-year completion"

"Patient recruitment into the Bronchitol clinical study on track"

"Additional hospitals join the cystic fibrosis clinical study to help with patient recruitment" Bronchitol clinical study on track"

Aridol™

Aridol is a specific test for revealing the existence and extent of lung inflammation and has utility in the management of asthma and chronic obstructive lung disease (COPD). Currently, there is no convenient, specific test for asthma or for measuring its severity. Aridol offers an asthma sufferer the ability to use the minimum amount of preventative medication to ensure lung inflammation is controlled and the lungs are not subjected to excess anti-inflammatory drugs.

Aridol is currently being studied in a 600 patient Phase III clinical trial across 12 hospitals in Australia.

At the end of June 2004, over 450 subjects had been enrolled into the study. The study is scheduled to be completed in July 2004. The outcome of the study is expected to be proof that Aridol is an effective and safe bronchial challenge test with utility in the management of asthma. Positive trial results will be sufficient to allow a marketing authorization application to be submitted in Europe and Australia towards the end of the year.

Submission plans for the USA will be finalized following the meeting with the FDA at the end of July 2004.

Bronchitol™ for Chronic Obstructive Pulmonary Disease (COPD)

Bronchitol is being evaluated as a therapeutic option for people suffering from diseases such as bronchiectasis and chronic bronchitis. Bronchitol has been designed to enhance lung clearance, improve lung function and improve quality of life.

A Phase II clinical trial is being completed in Australia and New Zealand in volunteers with bronchiectasis. This study is scheduled to close enrolment of patients in July of this year. Once the final patients have completed their treatment, the data collected from the study will be analysed by an independent statistician. The results from the analysis will be made known to the company in September 2004. A positive outcome form this study will position Bronchitol for the final pre-registration Phase III study, which is scheduled to commence during the first quarter of 2005.

Bronchitol™ for cystic fibrosis

Bronchitol is being investigated in a multicentre Phase II study across Australia in patients with cystic fibrosis. The primary objective of the study is to improve quality of life and lung function. Recruitment into this study has been somewhat slower than the bronchiectasis study (above), reflecting amongst other things the smaller patient population. The consequence is that the study will not now close during the third quarter of this year but is expected to close during the fourth quarter. The study protocol has been well received by those trial participants that have completed the study so far. In recognition of the particular issues surrounding this patient group, we have added two hospitals in Perth and one in Auckland to the trial.

"Aridol presented to American Thoracic Society"

Publications/Presentations

Aridol and Bronchitol have been the subject of more than 25 publications in peer reviewed journals by a variety of research laboratories throughout the world.

There have been no additional publications this quarter.

Two studies using Aridol as a lung function test were presented at the American Thoracic Society meeting in Florida, on 25th May 2004, by Jorge Leuppi from Basel, Switzerland.

1. A study on the value of using Aridol to determine those patients with chronic obstructive pulmonary disease that respond to steroid treatment.
2. A study on the effects of smoking cessation on the response to Aridol .

Governance

The Board has completed the implementation of the Pharmaxis Corporate Governance Framework. Details have been posted on the Pharmaxis web site.

"Patent filed as a PCT to protect PXS25"

Intellectual Property

Our patent portfolio continues its journey without incident through the approval stages in the various territories.

	USA	Europe	Australia	ROW
Patent Family 1 – Aridol and Bronchitol	G	P	G	P/G
Patent Family 2 – Phosphosugar based anti-inflammatory and/or immunosuppressive drugs	G	G	G	G
Patent Family 3 – Novel phosphosugars and phosphosugar-containing compounds having anti-inflammatory activity	G	n/a	G	n/a
Patent Family 4 – Novel compounds and methods	P	P	P	G/P
Patent Family 5 – Novel pyrans and methods (PXS25)	PCT	PCT	PCT	PCT
Patent Family 6 – Novel cannabinoid agonists (PXS2030)	prov			

*G = granted; P = pending; prov = provisional; PCT = Patent Cooperation Treaty; ROW denotes rest of the world including Japan
*Details of the patent portfolio can be found in the prospectus

During this quarter, Patent Family 5 has been filed as a single Patent Cooperation Treaty (PCT) international application for which we have designated the 120 member countries. Under the PCT, an international prior art search is conducted and this is in progress through the European Patent Office.

"Aridol in the news"

Media

An awareness campaign to assist with recruitment of volunteers for the final stage of the Aridol clinical trial was launched on 29 June 2004. This campaign resulted in Aridol and the clinical trial appearing on all the major television networks, and being reported in all the major National and Regional newspapers. In addition, a number of segments on the clinical trial appeared on the major radio stations.

An article on the company was published in the Perth newspaper, The West Australian on 22 June 2004 commenting on the Aridol and Bronchitol clinical trials.

"Two clinical trials close recruitment"

Late News

- The Phase IIb clinical trial investigating the role of Bronchitol in the treatment of bronchiectasis completed its enrolment on 15 July 2004.
- The Phase III clinical trial investigating the role of Aridol in the management of asthma completed its enrolment on 30 July 2004.

Financial Highlights

Pharmaxis Ltd
Quarterly Report to Shareholders
Financial Summary

	Quarter ended 30 June 2004 $	Year ended 30 June 2004 $	Year ended 30 June 2004 $
Financial Performance			
Revenue			
Interest received	355,370	1,075,380	284,417
Research grants	308,091	1,104,616	975,974
Other	–	48,002	43,058
	663,461	2,227,998	1,303,449
Expenses			
Research & development	(2,541,361)	(6,047,014)	(1,789,762)
Administration	(678,776)	(2,181,653)	(981,220)
Net loss before and after tax	(2,556,676)	(6,000,669)	(1,467,533)
Depreciation & amortisation	130,295	489,808	255,734
Cash Flows			
Cash flows from operating activities	(1,594,093)	(4,652,150)	(1,167,903)
Cash flows from investing activities	(33,271)	(405,589)	(1,652,353)
Cash flows from financing activities	–	22,890,839	9,453,320
Net increase (decrease) in cash held	(1,627,364)	17,833,100	6,633,064

	30 June 2004 $	30 June 2004 $
Financial Position		
Cash and bank accepted commercial bills	25,217,014	7,383,923
Plant & equipment	1,473,888	1,515,016
Intangible assets	1,161,909	1,205,000
Total assets	28,261,020	10,494,556
Total liabilities	1,480,789	604,495
Total shareholders' equity	26,780,231	9,890,061

- Cash and bank accepted commercial bills totalled $25.2 million at 30 June 2004. Pharmaxis therefore remains well positioned to fund its clinical trial and preclinical development programs and the lead up to the commercial launch of Aridol.
- Research & development expenses have increased approximately 115% over the average of the first three quarters. The clinical trial component of this expenditure for the quarter increased by more than 200% over the average of the first three quarters reflecting the ongoing dosing stage in three trials and increased staffing in the clinical trial group. Expenditure by the preclinical development group increased by approximately 150% for the quarter compared to the average of the first three quarters reflecting increased work in both autoimmune and respiratory projects. Expenditure by the ANU based research group was marginally above prior quarter expenditure levels. Expenditure by the Frenchs Forest based manufacturing group was approximately 40% over the average for the first three quarters reflecting the increase in material produced for clinical trials and further work improving manufacturing performance.

"Cash reserves of $25.2 million"

- Administration expenses for the quarter increased approximately 35% over the average of the first three quarters reflecting public company costs only incurred since listing, the recruitment of additional staff, and annual incentive
- Interest revenue for the quarter was marginally below the March quarter while revenue from research grants increased in line with increases in the expenditure to which the grant relates.

Alan D Robertson
Chief Executive Officer

Contact Details

Further information on Pharmaxis can be obtained from www.pharmaxis.com.au or by contacting the Company Secretary. Thank you for your support.

David McGarvey
Company Secretary
david.mcgarvey@pharmaxis.com.au
Telephone: 02 9454 7203

Pharmaxis Ltd
ABN 75 082 811 630
2/10 Rodborough Road
Frenchs Forest
NSW 2086

pharm





ABN 75 082 811 630

Human therapeutic products

for

chronic respiratory and autoimmune diseases

August 2004

pharm



Investor Presentation Disclaimer

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results, and risks and uncertainties that could affect Pharmaxis' product and products under development. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which Pharmaxis expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with preclinical, clinical and sales and marketing developments in the biopharmaceutical industry in general and in particular including, without limitation, the potential failure to meet Aridol revenue goals, the potential failure of Bronchitol to prove safe and effective for treatment of COPD and/or Cystic Fibrosis, determinations by regulatory, patent and administrative governmental authorities, competitive factors, technological developments, costs of developing, producing and selling Aridol, Bronchitol and Pharmaxis' other products under development; and other economic, business, competitive, and/or regulatory factors affecting Pharmaxis' business generally, including those set forth in Pharmaxis' filings with the ASIC, including its Annual Report for its most recent fiscal year and its most recent Quarterly Report, especially in the "Factors Affecting Our Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, and its Current Reports. Pharmaxis is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.



Investment Highlights

- Emerging specialty biotech company with two products in late stage development
  - Aridol - Phase III for asthma diagnosis complete, data 9/04
  - Bronchitol - expected to report phase II efficacy data in COPD & CF by end 2004
- Targeting large, underserved markets
  - Aridol filling a need for diagnosis and management of asthma
  - Bronchitol offers treatment for CF & COPD lung diseases
- All product marketing rights have been retained
- Strong intellectual property – granted in US/Pending in Europe
- Multiple near-term value driving milestones
- Experienced management


Product Pipeline
--------Clinical Trials----------
research
preclinical
phase I
phase II
phase III
registration
market
Respiratory diseases
Aridol – airway function
Mid 2005
Bronchitol - bronchiectasis
Early 2008
Bronchitol - cystic fibrosis
Late 2007
Bronchitol - chronic bronchitis*
Late 2008
Autoimmune diseases
PXS25 - multiple sclerosis
PXS2030 – multiple sclerosis
PXS2076 – rheumatoid arthritis
* CB trial pending outcome of bronchiectasis trial
pharm



Strategy

- Build a fully integrated specialty pharmaceutical company spanning research, development and commercialization
- Focus on attractive product development and commercialization opportunities
- Undertake product development and commercialization
- Focus on respiratory and autoimmune markets
- Expand R&D pipeline through research and licensing



Respiratory market opportunity

Product	Target Application	Current Market (US$)	Patients diagnosed	Potential Market	Projected penetration
Aridol	Diagnostic/Theranostic	$100 M	52 M	31 M	High
Bronchitol	COPD (bronchiectasis and chronic bronchitis)	$399 M	30 M	15 M	Low
Bronchitol	Cystic Fibrosis	$294 M	75,000	75,000	Moderate

[1] Dollar figure based on current 400,000 bronchial challenge tests at $250 charge / test



Aridol



Aridol



- New product for the diagnosis and management of Asthma and COPD
- Indirect airway provocation for accurately measuring level of ongoing inflammation
  - Current standard for diagnosis in Australia
  - Proposed replacement for direct provocation with methacholine in the US
- Quick and easy to use – ideal for PCP outpatient clinic setting
- Phase III completed in July 2004, results in September
- Supported by international opinion leaders in respiratory medicine

Market Opportunity


Addressable Market (000 pts)
3,660
440
3,052
1,308
5,966
17,299
Lung testing
Asthma diagnosis
Asthma management, Specialists
Asthma management, GP
COPD diagnosis
COPD management

- Significant addressable market, 31 M patients
- Estimated 400,000 bronchial provocation tests used in 2003 in major pharmaceutical markets
- Methacholine provocation test is currently reimbursed in the U.S. ($150 - $300 per test)



Phase II Clinical Trial Design: Asthma

Progressive Protocol:	0, 5, 10, 20, 40, 80, 160, 160, 160 mg
Diagnostic Measurement:	FEV_1 1 minute post dose
Positive Diagnosis:	Fall in FEV_1 >14.9%
Time taken:	10 minutes (Mean positive test with PD_{15})
Numbers:	> 750 pts
Clinical Sites:	Worldwide
	20 minutes (negative test with PD_{15})
Recovery:	Spontaneous recovery to baseline
	FEV_1 in 30 minutes (or Bronchodilator)



Aridol™
% Fall FEV1
(measurement of lung function)
25
20
15
10
5
0
1
10
100
635
Cumulative dose of Aridol (mg)
Severe
≤ 35mg
Moderate
≤ 155mg
Mild
> 155mg
Normal



Phase II Trial Results

Measuring the effectiveness of inhaled steroid therapy



Before Budesonide
With Budesonide
% Fall FEV$_1$
40
35
30
25
20
15
10
5
0
0.1
1
10
100
Cumulative Dose of Mannitol (mg)



% Predicted FEV$_1$
100
80
60
40
20
0
0.1
1
10
100
1000
n=18
Cumulative dose of Mannitol (mg)

Effect on response to Aridol challenge of 8 weeks Rx with Budesonide



Phase III Clinical Trial Design

Progressive Protocol:	0, 5, 10, 20, 40, 80, 160, 160, 160 mg
Diagnostic Measurements:	FEV_1 1 minute post dose
Positive Response:	Fall in FEV_1 >14.9% or >9.9%
Number:	600 pts
Clinical Sites:	12
Time taken:	10 minutes (Mean positive test with PD_{10})
	20 minutes (negative test **with** PD_{10})
Recovery:	Spontaneous recovery to baseline
	FEV_1 in 30 minutes (or Bronchodilator)
Results Expected:	September 2004



Next steps in clinical development

- Aridol as an asthma diagnostic
  - Results Nov 04
    - IST in 50 patients vs methacholine for clinical diagnosis in asthma
  - Sept 04 Phase III clinical trial results
    - Aridol vs hypertonic saline and physician diagnosis in 600 patients
- Aridol as an asthma management tool
  - Results Nov 05
    - IST in 300 patients with 12 month follow up using Aridol to guide steroid dosage
    - Endpoint is number of exacerbations with Aridol vs standard British Thoracic guidelines
- Aridol as a COPD management tool
  - Results Jun 05
    - Investigator sponsored 100 patient study to determine sensitivity / specificity of Aridol test in identifying COPD patients who will respond to steroids (smokers)
    - Investigator sponsored 40 patient study to determine sensitivity of Aridol in identifying steroid responsive COPD patients (ex-smokers)


Bronchitol



Product Detail


APR016 3.0KV X25,00


inflammation
increased mucus production
impaired mucus clearance
infection

- Inhaled mannitol for CF & COPD
  - Phase IIb for COPD
  - Phase IIa for CF
  - Patents granted in the U.S. and Australia,
  - pending in Europe and Japan
- Uniform, respirable osmotically active sugar
  - Delivers compound into deep, smaller airways
  - Simple dry-powder delivery without need for nebulizer
- Therapeutic benefits
  - Reduce exacerbations
  - Reduce hospitalizations
  - Extend life expectancy

Detailed Mechanism of Action

Lung defense (normal)



Mucus
Cilia
Airway Surface Liquid
Ciliated Cell
Goblet Cell
Submucosal glands

Lung defense (after Bronchitol)



Mucus
Cilia
Airway Surface Liquid
Ciliated Cell
Goblet Cell
H_2O
Submucosal glands

Lung defense (compromised)



Mucus
Cilia
Airway Surface Liquid (thin/viscous)
Ciliated Cell
Goblet Cell
Submucosal glands

- Restores Airway Surface Liquid
  - Non-absorbable sugar creates osmotic gradient
  - No risk of post-receptor effects limiting chronic utility
- Changes rheologic properties
  - Correction of mucus rheology increases action of ciliary elevator
- Increases ciliary beat frequency
  - Decreased infection and chronic inflammation
  - Increased pulmonary function

pharm


Chronic bronchitis
without Mannitol
1



Bronchitol

Status in COPD



Chronic Obstructive Pulmonary Disease

- Epidemiology
  - COPD represents emphysema, chronic bronchitis and bronchiectasis
  - 4th leading cause of death in US – estimated 12 M affected, 1.4 M diagnosed
  - Direct cost to US healthcare estimated at $18 billion per year
- Disease progression
  - Airway hyper-reactivity / obstruction (overlaps asthma)
  - Chronic infections
  - Irreversible lung tissue damage
  - Hypoxemia, pulmonary hypertension, right heart failure
- Current Management
  - Bronchodilators
  - Mucoactive agents
  - Oral corticosteroids (1 in 5 respond to steroids)
  - Prevention / Treatment of infections
  - Supplemental oxygen



Source: National Heart, Lung, and Blood Institute.
Morbidity and Mortality: 2002



Proof-of-Concept Data - Bronchiectasis
Right Peripheral Region of Lung
without Bronchitol
with Bronchitol
Mean % clearance
40
30
20
10
0
-10
120min
24hr
p<0.001
p<0.003

Proof-of-Concept Data - Bronchiectasis



Mean Retention (%)
110
100
90
80
70
60
50
40
0
20
40
60
80
100
120
Time since mid-inhalation of radioaerosol (min)
Baseline
Control (cough)
Mannitol
Intervention
Initial
Baseline
Post Intervention



Phase IIb Clinical Trial Design

Study Population:	Patients with known bronchiectasis
Study Protocol:	Blinded, multicenter, cross-over trial
Dosage:	400 mg twice daily for 14 days
Numbers	60 pts
Clinical Sites:	4
Primary Endpoint:	QOL (St. George questionnaire)
Additional Endpoints:	FEV_1, sputum microbiology, rheology and 24hr sputum volume
Results Expected:	September 2004



Bronchitol

Status in CF



Cystic Fibrosis

- Epidemiology
  - Genetic disease - affects or 1000 new infants per year in the U.S.
  - 30,000 children and adults affected in the US
  - Median survival now early-thirties
  - Disease progression
    - Abnormal pulmonary mucus secretions
    - Early infections with *S. aureus*, or *H. influenza*
    - Chronic infections with *Pseudomonas aeruginosa* and *Burkholderia*
    - Lung tissue damage (bronchiectasis), hypoxia, death
- Current Management
  - Pulmozyme - a mucolytic agent
  - TOBI - inhaled Tobramycin
  - Other antibiotics - oral
  - Bronchodilators
  - Inhaled and oral corticosteroids

Proof-of-Concept Data - CF


n =15 patients with CF
% RETENTION
100
90
80
70
Matched cough
Mannitol
Intervention
post-intervention
0
20
40
60
80
100
120
140



Phase IIa Clinical Trial Design

Study Population:	Evaluating children and adults with cystic fibrosis in the hospital setting
Study Protocol:	Randomized, double blinded, multicenter, placebo controlled, crossover study
number:	60 pts
Clinical Sites:	4
Dosage:	420 mg twice per day for 14 days
Primary Endpoints:	FEV_1
Additional Endpoints:	QOL (St. George questionnaire), lung function and safety
Results Expected:	November 2004



Next steps in clinical development

- Phase IIb Trial

Study Population:	Evaluating children and adults with cystic fibrosis in the hospital setting
Study Protocol:	Head-to-head, parallel trial versus Pulmozyme in 30 patients
Dosage:	400 mg twice per day for 3 months
Primary Endpoints:	QOL (St. George questionnaire), and FEV_1
Additional Endpoints:	Safety, sputum microbiology, and rheology
Results Expected:	November 2005



Preclinical Pipeline

Product Detail



Autoimmune Disease

- PXS25
  - Orally available compound effective in MS and RA models
  - IGF-2 receptor antagonist
  - Inhibits diapedesis, immune cell trafficking
  - Human studies Q2 2005
  - Pro-drug under development with excellent PK profile
- PXS2030
  - Orally available compound targeting symptoms of MS
  - Peripheral cannabinoid receptor agonist
  - Inhibitor of T cell migration & B cell proliferation
- PXS2076
  - Effective in RA models
  - Believed to act through intracellular kinase pathways
  - Inhibits TNF release from immune cells
  - BA of >80%



Summary



Upcoming Milestones

- Aug 04 — Aridol investigator sponsored trials commence
  - Management of asthma with steroids – UK general practice ✓
  - Management of COPD with steroids – Sydney ✓
- Sep 04 — Bronchitol in COPD, Phase IIb trial results
- Sept 04 — Aridol Phase III clinical trial results - asthma
- Oct 04 — Aridol in COPD with steroids – Switzerland
- Oct 04 — Submit IND - Aridol study in USA
- Oct 04 — Aridol v methacholine in asymptomatic pts – Denmark
- Nov 04 — Bronchitol in CF - Phase IIa trial results
- Nov 04 — Aridol registration in Aus/EU
- Early 05 — Commence US Aridol study
- Mid 05 — Aridol launch Aus/EU
- Mid 05 — Phase I study with PXS25 pro-drug
- Nov 05 — Bronchitol in CF vs pulmozyme, Phase IIb trial results
- Late 06 — Bronchitol in COPD, Phase III results
- Early 07 — Bronchitol in CF, Phase III results



Finances

	Year to 30 June 03 US$'000	Year to 30 June 04 US$'000
Income Statement		
Revenues		
Grants	571	789
Interest	166	768
Other	25	34
	762	1,591
Expenditures		
Research and Development	(1,047)	(4,317)
Administration	(574)	(1,557)
Net loss before and after tax	(858)	(4,284)
Depreciation & amortisation	150	350
EBITDA	(875)	(4,702)
Balance Sheet		
Cash & equivalents	4,931	17,416
Total assets	7,009	19,518
Long term debt	-	-



Management

Alan Robertson BSc, PhD	Chief Executive	Wellcome/Faulding/amrad
Brett Charlton MBBS, PhD	Medical Director	Baxter/Stanford/ANU
William Cowden BSc, PhD	Chief Scientist	Progen/Peptech/ANU
David McGarvey BA, CA	Finance	PWC/Memtec/US Filter
John Crapper BAS, MBA	Operations	Syntex/Memtec/US Filter
Gary Phillips BPharm, MBA	Commercial	Novartis

28 employees, 24 in R&D, 4 in G&A

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pharmaxis Ltd

ABN

75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Employee Options over Pharmaxis Ltd ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price: $0.376 Expiry: 30 November 2013 Issued in accordance with the Pharmaxis Employee Option Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. Shares issued upon exercise will rank equally with existing ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to new employee under the Pharmaxis Employee Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 December 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	82,776,000	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	276,000	Restricted fully paid ordinary shares (restricted until 2 May 2004) (ASX Code PXSAI)
		24,964,000	Restricted fully paid ordinary shares (restricted until 10 November 2005) (ASX Code PXSAK)
		3,040,000	Options expiring on various dates with an exercise price of $0.125 (ASX Code PXSAM)
		7,136,000	Options expiring on various dates with an exercise price of $0.3125 (ASX Code PXSAO)
		500,000	Options expiring 30 November 2013 at $0.376

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....9/12/03......
Company secretary

Print name: David McGarvey

== == == == ==

+ See chapter 19 for defined terms.

ACORN CAPITAL

ACN 082 694 531
Level 12, 90 Collins Street, Melbourne. Vic., 3000.
Telephone (03) 9639 0522 Facsimile (03) 9639 0515

To:	The Australian Stock Exchange
Attn:	The Manager
Facsimile No:	1 900 999 279
From:	Acorn Capital Limited - Chris Simpson
Date:	1 March 2004

ACORN CAPITAL

ABN 51 082 694 531
FSA Licence 227605

Acorn Capital Limited
ACN 082 694 531
Level 12, 90 Collins Street
Melbourne 3000 Vic. Australia
Telephone +61 3 9639 0522
Facsimile +61 3 9639 0515
Website acorncapital.com.au

1 March 2004

David McGarvey
Company Secretary
Pharmaxis Limited
Unit 2, 10 Rodborough Rd
Frenchs Forest NSW 2086

Dear Sir

Notice of initial substantial share holder

Enclosed is a Form 603, Notice Of Initial Substantial Holder.

A copy of this Notice has been lodged today with the Australian Stock Exchange.

Yours sincerely

Barry Fairley
Managing Director

ACORN CAPITAL

ABN 51 082 694 531
FSA Licence 227605

Acorn Capital Limited
ACN 082 694 531
Level 12, 90 Collins Street
Melbourne 3000 Vic. Australia
Telephone +61 3 9639 0522
Facsimile +61 3 9639 0515
Website acorncapital.com.au

1 March 2004

The Manager
Australian Stock Exchange Limited
18 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Notice of initial substantial share holder
Pharmaxis Limited

Acorn Capital Limited has today lodged a Form 603, Notice Of Initial Substantial Shareholder, with the above named company.

A copy of that Notice is herewith lodged with the Australian Stock Exchange.

Yours sincerely

Barry Fairley
Managing Director

FORM 603
Corporations Act 2001
Section 671B

NOTICE OF INITIAL SUBSTANTIAL HOLDER

To: Company Name/Scheme Phermaxis Limited

ACN/ARSN 082 811 630

1. Details of Substantial Holder(1)

Name Acorn Capital Limited

ACN/ARSN (if applicable) 082 694 531

The holder became a substantial holder on 25-02-04

2. Details of Voting Power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of Securities (4)	Number of Securities	Person's Votes (5)	Voting Power (6)
Ordinary	5,544,759	5,577,359	5.16%

3. Details of Relevant Interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of Relevant Interest	Nature of Relevant Interest (7)	Class and Number of Securities
Acorn Capital Limited	Power to (or to control) exercise vote and/or dispose of the shares as discretionary investment managers or advisers to superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements.	5,577,359

4. Details of Present Registered Holders

The persons registered as holders of the securities referred to in Paragraph 3 above are as follows:

Holder of Relevant Interest	Registered Holder of Securities	Person Entitled to be Registered as Holder (8)	Class and Number of Securities
Queensland Local Government Super	JP Morgon Chase		308,739
Acorn Capital Microcap Trust	National Nominees		593,870
Commonwealth Bank Officers' Superannuation Fund	National Nominees		1,474,750
UniSuper	National Nominees		3,200,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of Relevant Interest	Date of Acquisition	Consideration (9)		Class and Number of Securities
		Cash	Non-Cash	
Acorn Capital Limited	24-09-03 to 27-02-04	$2,606,290.09		5,577,359

6. Associates

The reasons the persons named in Paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Name of Association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Queensland Local Government Super	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Acorn Capital Microcap Trust	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Commonwealth Bank Officers' Superannuation Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
UniSuper	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

[redacted]

Signature

Print Name BARRY FAIRLEY Capacity Managing Director

Sign Here Date 1-03-2004

[redacted]

Pharmaxis Ltd

ACN 082 811 630

Employee Option Plan
Prospectus

For the Offer to Eligible Employees of Options pursuant to the Pharmaxis Ltd Employee Option Plan

This Prospectus is dated 17 March 2004

Corporate Directory

Directors' Information	**Denis Hanley (Chairman)** **Alan Robertson (CEO)** **Brett Charlton (Medical Director)** **Carrie Hillyard** **Charles Kiefel** **Malcolm McComas** **Brigitte Smith**
Company Secretary and Chief Financial Officer	**David McGarvey**
Registered Office	**Unit 2, 10 Rodborough Road** **Frenchs Forest NSW 2086** **Australia** **Telephone: +61 2 9451 5961** **Fax: +61 2 9451 3622** Info@pharmaxis.com.au
Web Site	www.pharmaxis.com.au
Legal Adviser	**Piper Alderman** **Level 23, Governor Macquarie Tower** **1 Farrer Place** **Sydney NSW 2000** **Australia**

Contents

Important Information

This Prospectus is dated 17 March 2004. A copy of this Prospectus was lodged with ASIC on 17 March 2004. Neither ASIC nor ASX, nor any of their officers, takes any responsibility for the contents of this Prospectus.

No applications for securities will be accepted nor will securities be issued on the basis of this Prospectus:

(a) earlier than 7 days after lodgement of this Prospectus with ASIC or any longer period required by ASIC under section 727(3) of the Corporations Act 2001; or

(b) later than 13 months after the date of this Prospectus (i.e. 16 April 2005).

The Prospectus has not been, nor will it be, lodged, filed or registered with any regulatory authority under the securities laws of any other country. The securities the subject of this Prospectus have not been, nor will they be, approved by or registered with any regulatory authority of any other country. This Prospectus does not constitute an offer or issue in any place in which, or to any person to whom, it would not be lawful to make such an offer or issue. If this is an electronic Prospectus, the offer of securities under the electronic Prospectus is only made to persons receiving the electronic Prospectus within Australia who reside in Australia.

The Company will place this Prospectus on the Company's website at www.pharmaxis.com.au. Persons who receive a copy of this Prospectus in electronic form are entitled to obtain a paper copy of the Prospectus free of charge by contacting the Company.

Applicants can only apply for securities on the Application Form accompanying a complete paper copy of this Prospectus or a completed downloaded copy of the electronic Prospectus and on the terms and conditions set out in this Prospectus.

This document is important and it should be read in its entirety. The research, development, manufacturing, marketing and sales of pharmaceutical products involves a number of risks. The securities offered under this Prospectus should be viewed as a speculative investment. You should consult your professional adviser about the contents of this Prospectus.

Indicative Key Dates

Prospectus lodged with ASIC	17 March 2004
Opening Date	25 March 2004
Closing Date	30 June 2004

The Directors expressly reserve the right to vary the Offer dates. The Directors also reserve the right not to proceed with the Offer. The Company may issue the Employee Options progressively throughout the Offer period.

1. Employee Option Plan Offer

1.1 Background

On 26 September 2003, the Company issued an IPO Prospectus with ASIC in relation to the initial public offer of 42 million Shares in the Company at an issue price of $0.50 to raise $21 million with an ability to accept oversubscriptions of up to 8 million Shares to raise up to a further $4 million.

The offer under the IPO Prospectus was oversubscribed and the Company agreed to accept applications for a total of 50 million Shares. The issue and allotment of the 50 million Shares occurred on 7 November 2003 and the Shares of the Company were quoted on ASX on 10 November 2003.

Prior to the initial public offering of the Company, the directors and shareholders of the Company had approved and adopted the Employee Option Plan under which certain Eligible Employees are entitled to receive Options.

This Prospectus has been issued to satisfy the requirements of the Corporations Act in order to permit the Company to issue Options to certain Eligible Employees of the Company under the Employee Option Plan.

1.2 Offer

The Offer is being made in accordance with the terms of the Employee Option Plan to certain Eligible Employees of the Company who receive a Notice of Grant. The Employee Option Plan is attached to this Prospectus as annexure A and is taken to form part of this Prospectus.

Maximum number of Options being offered under this Prospectus	110,000
Eligible Employees being offered Options under this Prospectus	Eligible Employees who receive a Notice of Grant from the Company are entitled to accept Options under this Offer
Number of Options being offered to each Eligible Employees	The number of Options being offered to each Eligible Employee will be set out in their Notice of Grant
Issue price per Option	The issue price of the Options will be set out in the Notice of Grant. Generally, the Options will be issued for nil consideration
Exercise price	The exercise price of the Options will be set out in the Notice of Grant (subject to adjustment in certain circumstances in accordance with the Employee Option Plan and the Listing Rules). The exercise price of the Options will be calculated based on the average closing price of the Company's Shares on ASX on the five business days prior to the grant of Options.
Date of grant	The Options will be taken to have been granted from the date of the Notice of Grant, unless the relevant Eligible Employees does not accept their Offer

Expiry date	The expiry date of the Options will be set out in the Notice of Grant and will be 10 years from the date of grant
Vesting conditions	The Options may be subject to vesting conditions set out in the Notice of Grant

The terms of the Options are set out in the Employee Option Plan and the Notice of Grant. Subject to the terms of the Options, Options may be exercised by the holder delivering the Company Secretary a duly completed Notice of Exercise with the applicable exercise money at any time prior to the expiry date of the relevant Options.

Each Option is exercisable into one Share (subject to adjustment in certain circumstances in accordance with the Employee Option Plan and the Listing Rules). Shares issued on exercise of the Options rank equally with all other existing issued Shares. The rights attaching to the Shares are set out in the IPO Prospectus and the constitution of the Company.

1.3 Use of the Funds

It is expected that no funds will be raised by the issue of the Options under this Prospectus as they are generally issued for no consideration. Any funds raised under the Offer (if any) will be used for general corporate purposes. Funds raised on exercise of Options are also expected to be used for general corporate purposes.

1.4 Summary Capital Structure

The pro-forma diluted issued capital of the Company as at the date of this Prospectus is set out below to show the effect of the Offer.

Existing Shares	108,016,000
Number of Options currently on issue	10,676,000
Maximum number of Options that may be granted under this Prospectus	110,000
Fully diluted capital (assuming the grant of maximum number of Options that may be granted under this Prospectus)	118,802,000

1.5 Risks

There are risks associated with any investment. A summary of some of the risks associated with an investment in the Company is set out in section 11 of the IPO Prospectus. While there are limited risks in accepting Options (as there will generally be no need to pay anything for them), to the extent that the Options have any value, that value may be taxable. There are also risks associated with exercising the Options to subscribe for Shares. We urge you to seek your own professional advice as to whether to accept the Offer and ultimately whether to exercise the Options. Eligible Employees should carefully consider these risk factors, together with the other information in or taken to be included in this Prospectus and seek their own professional advice in relation to the risks associated with an investment in the Company.

1.6 Documents Incorporated by Reference

This Prospectus refers to the Employee Option Plan, the IPO Prospectus and the constitution of the Company which will be of primary interest to Eligible Employees and their professional advisers. These documents are taken to be incorporated by reference in this Prospectus.

Eligible Employees of the Company offered Options under this Prospectus may receive copies of these documents free of charge by contacting the Company Secretary on +61 2 9451 5961. Electronic copies of these documents are also available on the Company's website www.pharmaxis.com.au. A copy of the Company's Employee Option Plan accompanies this Prospectus.

The Directors consider that except as otherwise set out in this Prospectus, all information that Eligible Employees and their professional advisers would reasonably require to make an informed assessment of:

(a) the effect of the Offer on the Company;

(b) the rights and liabilities attaching to the Options offered under this Prospectus and the Shares to be issued on the exercise of the Options;

(c) the capacity of the Company to issue the Options and deliver the underlying Shares on exercise of the Options;

(d) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company;

is set out in this Prospectus, the Employee Option Plan, the IPO Prospectus and the constitution of the Company.

The Directors consider that the following information would be relevant and of particular interest to Eligible Employees and their professional advisers:

(a) the overview of the Company's business in section 3 and the details of the Company's business in section 6 of the IPO Prospectus;

(b) the risks associated with an investment in the Company set out in section 7 of the IPO Prospectus;

(c) the historical financial position of the Company in section 8 of the IPO Prospectus, the investigating accountant's report in section 9 of the Prospectus and the details of the application of funds raised under the IPO Prospectus in section 4.9 of the IPO Prospectus;

(d) the terms of the Options set out throughout the Employee Option Plan;

(e) the terms of the Shares in section 12.1 of the IPO Prospectus.

1.7 Questions

If you have any questions in relation to the Offer, please contact the Company Secretary or your professional adviser.

2. Additional Information

2.1 Continuous Reporting and Disclosure Obligations

This Prospectus is issued by the Company in accordance with the provisions of the Corporations Act which are applicable to a prospectus for continuously quoted securities and for options to acquire such securities.

The Company is a "disclosing entity" for the purposes of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations. Specifically, as a listed company, the Company is subject to the Listing Rules of ASX which require continuous disclosure to the market of any information the Company has and which a reasonable person would expect to have a material effect on the price or value of its Shares.

Copies of documents released to ASX and thereby lodged with ASIC in relation to the Company may be obtained from, or inspected at, an office of ASIC.

The Company will provide a copy of each of the following documents, free of charge, to any person who requests it during the application period for this Prospectus:

- The annual financial report and half yearly financial report most recently lodged with ASIC
- Becoming a substantial holder notice dated 01/03/2004
- Updated Investor Presentation dated 24/02/2004
- Company completes interim analysis on bronchitol study dated 23/02/2004
- Top 20 shareholders dated 09/02/2004
- Comparative Financial Statements 30 June 2003 dated 06/02/200420
- Investor Presentation dated 06/02/2004
- Quarterly Report to Shareholders dated 06/02/2004
- Half Yearly Report dated 06/02/2004
- Commitments Test Entity - Second Quarter Report dated 30/01/2004
- Appendix 3B - Employee Option Plan dated 09/12/2003
- Becoming a substantial holder notices dated 02/12/2003
- Investor presentation dated 17/11/2003
- Company expands Senior Management Team dated 13/11/2003
- Initial Director's Interest Notices dated 12/11/2003
- Commencement of Official Quotation dated 07/11/2003

- ASX Listing Application & Agreement dated 07/11/2003
- Constitution of the Company dated 07/11/2003
- Pre-Quotation Disclosure dated 07/11/2003
- Admission to Official List dated 07/11/2003
- IPO Prospectus dated 15/10/2003

2.2 Market Prices of Shares

The highest prices and lowest closing prices of the Shares of the Company on ASX since the Company has been quoted on ASX to the date of this Prospectus and the respective dates for those sales were $0.57 on 10 November 2003 and $0.34 on 27 & 28 November 2003.

The current market price of the Shares is available by contacting the Company Secretary, in major daily newspapers or from www.asx.com.au.

2.3 Litigation

The Company is not involved in any significant legal proceedings. The Directors are not aware of any pending legal proceedings.

2.4 Directors' Interests

Other than as set out or taken to be set out in this Prospectus, no Director or proposed Director has, or has had in the two years before the date of this Prospectus, any interests in the formation or promotion of the Company or in any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer.

Other than as set out or taken to be set out in this Prospectus, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any Director or proposed Director to induce him or her to become, or to qualify as, a Director of the Company or for services which he or she has provided in connection with the formation or promotion of the Company or the Offer.

2.5 Director Share and Option Holdings

The Directors and their associated entities have the following interests in the Company's Shares and Options as at the date of this Prospectus:

Director	Shares	Options
Denis Hanley(i)	560,000	1,040,000
Alan Robertson(ii)		2,080,000
Brett Charlton(iii)	20,000	1,600,000
Carrie Hillyard(iv)	14,825,000	
Charles Kiefel(v)	200,000	200,000
Malcolm McComas(vi)	100,000	200,000
Brigitte Smith(vii)	30,825,000	

Notes

(i) Denis Hanley holds 640,000 unlisted options with an expiry date of 30 August 2011 and an exercise price of $0.3125 and 400,000 unlisted options with an expiry date of 30 June 2012 and an exercise price of $0.3125;

(ii) Alan Robertson holds 1,120,000 unlisted options with an expiry date of 30 November 2009 and an exercise price of $0.125 and 960,000 unlisted options with an expiry date of 30 June 2012 and an exercise price of $0.3125;

(iii) Brett Charlton holds 640,000 unlisted options with an expiry date of 30 November 2009 and an exercise price of $0.125 and 960,000 unlisted options with an expiry date of 30 June 2012 and an exercise price of $0.3125.

(iv) Carrie Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Venture Trust No 3, CIBC Australia VC Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd as trustee of the CM Capital Venture Trust No 3 holds 11,189,044 Shares. CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P holds 3,635,956 Shares

(v) Charles Kiefel holds unlisted options with a lapse date of 30 April 2013 with an exercise price of $0.3125.

(vi) Malcolm McComas holds unlisted options with an expiry date of 3 July 2013 with an exercise price of $0.3125.

(vii) Brigitte Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees Limited as trustee of The Australian Bioscience Trust holds 20,245,000 Shares. GBS Venture Partners Ltd as trustee and manager of Bioscience Ventures II holds10,580,000 Shares.

2.6 Disclosure of interests of non Directors

Other than as set out or taken to be set out in this Prospectus, no promoter of the Company or person named in this Prospectus as having performed a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus has, or has in the two years before the date of this Prospectus had, any interest in the formation or promotion of the Company or in property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer.

Other than as set out or taken to be set out in this Prospectus , no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any promoter of the Company, stockbroker or underwriter to the Offer or other person named in this Prospectus as having performed a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus or provided in connection with the formation or promotion of the Company or the Offer.

2.7 Expenses of the Offer

The expenses of the Offer are estimated to be $5,000, covering fees payable to the Company's legal advisers, ASIC lodgement fees, the printing costs of the Offer and other related expenses. These expenses have been paid or will be payable by the Company. The interests and the amounts payable to experts and advisers are as follow:

Piper Alderman acts as legal adviser to the Company in respect of this Prospectus and the Offer and will be paid approximately $2,500 (exclusive of GST) for its services to the date on this Prospectus and will be reimbursed for disbursements, with further amounts payable for any additional services

relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual hourly charge out rates.

2.8 Consents

Piper Alderman has given, and have not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as legal adviser to the Company in this Prospectus in the form and context in which it is named. Piper Alderman has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

3. Definitions and Glossary

In this Prospectus, unless the context otherwise requires:

Definitions and Key Terms

"Application Form" means the application form accompanying this Prospectus.

"ASIC" means the Australian Securities and Investments Commission.

"ASX" means Australian Stock Exchange Limited ACN 008 624 691.

"Closing Date" means 30 June 2004 or such other date as may be determined by the Directors.

"Company" means Pharmaxis Ltd ACN 082 811 630/ABN 75 082 811 630.

"Corporations Act" means the Corporations Act 2001 (Cth).

"Directors" means the directors of the Company.

"Eligible Employees" means persons eligible to receive Options under the Employee Option Plan.

"Employee Option Plan" means the employee option plan of the Company which accompanies this Prospectus, as amended from time to time.

"IPO Prospectus" means the prospectus issued by the Company dated 26 September 2003.

"Listing Rules" means the Listing Rules of the ASX.

"Notice of Exercise" means a notice of exercise of Options in a form approved by the Directors;

"Notice of Grant" means a notice of grant from the Company to Eligible Employees setting out the number and terms of the Options to be granted to the Eligible Employees.

"Offer" means the offer of Options under this Prospectus.

"Opening Date" means 25 March 2004 or such other date as may be determined by the Directors.

"Option" means an option over an ordinary shares in the Company issued under the Employee Option Plan.

"Prospectus" means this prospectus.

"Share" means a fully paid ordinary share in the Company.

4. Authorisation

This Prospectus is dated 17 March 2004 and is issued by Pharmaxis Ltd.

The lodgment of this Prospectus with ASIC was consented to by every Director of the Company.

Denis Hanley
Chairman

5. Employee Option Plan

PHARMAXIS PTY LTD

ABN 75 082 811 630

EMPLOYEE OPTION PLAN

Pharmaxis Pty Ltd

ABN 75 082 811 630

EMPLOYEE OPTION PLAN

1 DEFINITIONS AND INTERPRETATIONS

1.1 Definitions

In this Plan unless there is something in the subject or context inconsistent, the following terms have the following meaning:

"Board" means the Board of Directors from time to time of the Company, or any sub-committee of the Board of the Company to which responsibility for this Plan is delegated from time to time;

"Business Day" means any day on which banks (as that expression is defined in the Banking Act 1959) are open for normal banking business in Sydney, New South Wales other than a Saturday, Sunday or public holiday;

"Company" means Pharmaxis Pty Ltd ABN 75 082 811 630;

"Corporations Act" means the Corporations Act 2001 ("Cth");

"Directors" means the Directors from time to time of the Company;

"Exercise Price" in respect of an Option, means the price determined in accordance with Clause 6.10;

"Eligible Person" means any person considered by the Board to be employed by the Company or any other entity in the Group whether full time, part time or on a long term casual basis and includes all executive and non-executive directors;

"Expert" means the person appointed at any time and from time to time by the Board (being a person reasonably believed by the Board to be a competent valuer) to determine the Market Value of a Share;

"Group" means the Company and all of its Subsidiaries or other related bodies corporate;

"Listed" means that a class of securities of the Company are admitted to the official list of, or otherwise listed on, a securities exchange;

"Listing Rules" means the listing rules of a securities exchange on which the Company is Listed;

"Liquidity Event" means:

(a) while the Company is not listed, a disposal of the whole or substantially the whole of the property, business and undertaking of the Company;

(b) while the Company is not Listed, a disposal by the holders of 100% of the Shares in the Company of their Shares, or the acquisition by one of the shareholders in the Company of all of the remaining Shares, other than in the context of a solvent reconstruction where underlying beneficial ownership remains substantially unchanged; or

(c) if the Company is Listed, a target statement is issued by the Company in respect of a takeover offer for all the Shares of the Company ;

"Market Value" in relation to a Share, means the amount determined by the Board as being the market value of the Share, calculated having regard to such matters and factors as the Board may consider to be relevant to the Company including without limitation:

(a) the profitability of the Company;

(b) future prospects and opportunities;

(c) recent transactions and developments of other companies of a similar type or engaged in a similar business to that of the Company; and/or

(d) the value as determined by the Expert (applying generally accepted valuation methods) provided that the decision as to whether or not to engage an Expert shall rest entirely in the discretion of the Board;

"Option" means an option to acquire Shares pursuant to the Plan;

"Optionholder" means a person who holds an Option(s) granted under and in accordance with this Plan;

"Plan" means this Employee Option Plan as amended from time to time;

"Share" means a fully paid ordinary share in the capital of the Company;

"Shareholders' Agreement" means a shareholders' agreement entered into between the Company and the shareholders of the Company;

"Subsidiary" has the meaning given to that expression in the Corporations Act.

1.2 **Interpretation**

In this Plan unless there is something in the subject or context inconsistent:

1.2.1 a reference to any legislation or to any provision of any legislation shall include any modification or re-enactment of, or any legislative provision substituted for, and all legislation and statutory instruments issued under, such legislation or such provision and shall include the corresponding legislation in such other State or Territory of the Commonwealth of Australia as may be relevant from time to time;

1.2.2 words (including words defined in this Plan) denoting the singular number shall include the plural and vice versa;

1.2.3 words importing natural persons shall (where appropriate) include corporations, firms, unincorporated associations, partnerships, trusts and any other entities recognised by law and vice versa;

1.2.4 words denoting any gender shall include all genders;

1.2.5 words "written" and "in writing" include any means of visible reproduction of words in a tangible and permanently viable form;

1.2.6 references to Clauses are references to the Clauses of this Plan;

1.2.7 a reference to any document or agreement shall be deemed to include references to such document or agreement as novated, supplemented, varied or replaced from time to time; and

1.2.8 the headings in this Plan are for the purpose of more convenient reference only and shall not form part of this Plan or affect its construction or interpretation.

1.3 **Business Days**

Except where otherwise expressly provided, where under or pursuant to this Plan the day on or by which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the immediately succeeding Business Day.

1.4 **Successors and Assigns**

The obligations and liabilities imposed and the rights and benefits conferred on persons under this Plan shall be binding upon and enure in favour of the respective persons and each of their respective successors in title, legal personal representatives and permitted assigns.

1.5 **Commencement of the Plan**

Subject to any necessary shareholder approval, this Plan takes effect from the date determined by the Board. This Plan is an amendment of the preceding plan under which the Company has issued certain Options. The Options granted under the previous plan are hereby amended to conform to the terms of this Plan.

2 GRANT OF OPTIONS

2.1 Subject to Clause 2.3, the Board may, in its discretion and from time to time, grant to Eligible Persons any number of Options on such terms as they may determine in accordance with these rules.

2.2 The Board may from time to time delegate to the Chief Executive Officer of the Company or the Remuneration Committee, the authority to grant Options and determine the terms on which those Options are granted to Eligible Persons or specified categories of Eligible Persons.

2.3 If and to the extent applicable at any time, the grant of Options under this Plan generally or to particular Eligible Persons is subject to receipt of any necessary shareholder or other approvals under:

2.3.1 the Corporations Act 2001 or any other law applicable to the Company; and

2.3.2 if the Company is Listed, the applicable Listing Rules.

2.4 Subject to any limitations under the Corporations Act 2001 or any other law applicable to the Company, when granting Options to an Eligible Person the Board:

2.4.1 must determine the date on which the Options are to lapse (if not exercised or lapsed in accordance with this Plan before that date);

2.4.2 may determine the dates on which the Options vest in the Optionholder and thereby become exercisable by the Optionholder; and

2.4.3 may determine any other conditions which must be satisfied before the Options vest in the Optionholder or are otherwise exercisable by the Optionholder.

2.5 Options must be granted on the terms of this Plan and each Optionholder will be taken to have agreed to be bound by the terms of this Plan and on the terms those Options are granted, on the grant of Options to that Optionholder.

2.6 Neither this Plan nor any Option shall confer upon any Optionholder any right with respect to continuing the Optionholder's relationship as an Eligible Person with the Company, nor shall it interfere with his or her right or the Company's right to terminate such relationship.

3 MAXIMUM NUMBER OF OPTIONS

3.1 The maximum number of Options that may be granted under this Plan from time to time is limited to:

3.1.1 15% of the total number of shares on issue in the capital of the Company (calculated as if all securities convertible into Shares had been converted into Shares);

3.1.2 if the Company is Listed, such number as is consistent with any applicable Listing Rules; and

3.1.3 to such number having regard to regulatory constraints under the Corporations Act or any other law applicable to the Company.

4 NOTICE OF GRANT OF OPTIONS

4.1 When Options are granted to an Eligible Person, the Eligible Person (now an Optionholder) is to be notified by the Company of the grant. The notice is to specify:

4.1.1 the number of Options granted;

4.1.2 the Exercise Price of the Options granted;

4.1.3 the date on which the Options lapse as determined by the Board under Clause 2.4;

4.1.4 if applicable, the dates on which the Options vest as determined by the Board under Clause 2.4; and

4.1.5 if applicable, any conditions attaching to vesting of the Options as determined by the Board under Clause 2.4.

4.2 An Eligible Person may, within ten (10) business days after receipt of a notice of grant under Clause 4.1, by notice to the Company, decline to accept some or all of the Options referred to in the notice of grant. If notice is received from an Eligible Person under this rule, the Options will not be granted to that person. If no notice is received under this rule, the Options are deemed granted to that person.

4.3 The Board may determine whether or not an Eligible Person may or may not have to pay consideration for the grant of an Option to that person.

5 EXERCISE OF OPTIONS

5.1 If an Option is subject to vesting pursuant to Clause 2.4, it may only be exercised if it has vested.

5.2 Subject to Clause 5.1, an Option may be exercised by an Optionholder at such time(s) as the Board determines at the time of grant.

5.3 When exercised, each Option held by an Optionholder entitles the Optionholder to subscribe for and to be issued one Share (credited as fully paid). The subscription price for the Share is equal to and satisfied by payment of the Exercise Price of the Option.

5.4 An Optionholder may exercise Options by lodging with the Company a notice of exercise in a form approved or accepted by the Board. The notice of exercise must be accompanied by payment of the aggregate Exercise Price for the Options the subject of the notice.

5.5 If an Optionholder does not exercise all Options held by the Optionholder, the Optionholder must exercise Options in multiples of 100 or other multiple permitted by the Board. On exercise of any Options by an Optionholder, the Company must issue Shares in accordance with this Plan. The Company must comply with the requirements of the Corporations Act and, if the Company is Listed, the Listing Rules in connection with the manner and timing of issue of the Shares. The Company is not obliged to issue Shares unless it has received cleared funds on account of the Exercise Price of the relevant Options.

5.6 Shares issued on exercise of Options rank equally with all existing Shares from the date of the issue of such Shares.

5.7 Shares may only be issued in the name of the Optionholder exercising the Option unless the Board otherwise agrees.

5.8 **Shareholders Agreement**

If, at the time that an Optionholder purports to exercise any Option, a Shareholders Agreement is in existence, the Optionholder must also execute the Shareholders Agreement or, if the Board so determines, a Deed of Accession to the Shareholders Agreement (pursuant to which the Optionholder will be deemed to be a party to the Shareholders Agreement and will agree to be bound by the Shareholders Agreement) in a form and substance satisfactory to the Company. This sub-Clause does not apply if the Company is Listed.

5.9 **Attorney**

Each Optionholder, by accepting the grant of Options irrevocably appoints any two Directors of the Company jointly as their attorneys to do all such acts, matters and things and to execute transfers and other documents on their behalf to effect compliance by that Optionholder with their obligations under this Plan, and each Optionholder, by accepting the Invitation, ratifies and confirms all such actions carried out on its behalf by the attorneys. This sub-Clause does not apply if the Company is Listed.

5.10 **Exercise Price**

5.11 Subject to Clause 10, the Exercise Price in respect of each Option shall be determined by the Board in its absolute discretion and set out in the notice of grant.

5.12 **Compliance with Laws**

Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issue and delivery of such Shares complies with all applicable laws.

6 LAPSE OF OPTIONS

6.1 If an Optionholder ceases to be an Eligible Person (other than through the death of the Optionholder):

6.1.1 all Options which have not yet vested automatically lapse; and

6.1.2 the Options which have already vested in the Optionholder lapse on the expiry of 30 days (or such longer period as determined by the Board) after the date on which the Optionholder ceases to be an employee (or director as the case may be), unless the employee ceases to be an employee (or director) as a result of termination for cause (as defined in the relevant Optionholder's employment agreement) dishonesty or fraud in which case the Options lapse immediately on ceasing to be an employee.

6.2 On the death of an Optionholder:

6.2.1 all Options which have not yet vested automatically lapse; and

6.2.2 notwithstanding anything to the contrary in this Plan, the Options that had already vested in the Optionholder prior to death, lapse on

the expiry of 12 months after the death of the Optionholder (except to the extent that the executor or beneficiaries of that Optionholder's estate exercise any or all of those Options).

6.3 Notwithstanding anything to the contrary contained in this Plan, the Board may in its absolute discretion allow an Optionholder that is no longer an Eligible Person to exercise some or all of the vested Options held by that Optionholder.

7 BUY BACK

7.1 The Board may, in its absolute discretion, at any time determine (in accordance with the requirements of the Company's constitution and the Corporations Act) to revoke, cancel or make arrangements to buy back Shares issued as a result of the exercise by an Optionholder of an Option at a price that is not less than the Market Value of the Shares and in accordance with the requirements of the Constitution and the Corporations Act. It is a condition of issue of each Share issued on exercise of an Option that this provision of the Plan continues to apply to the holder of the Shares and its transferees despite exercise of the Options giving rise to the issue of the Shares. The holder must procure that transferees agree with the Company to be bound by this condition.

7.2 Clause 7.1 only applies until the Company is Listed with the intent that:

7.2.1 Clause 7.1 ceases to apply once the Company is Listed; and

7.2.2 as long as the Company is not listed, if there is a trade sale or takeover of the Company or the Company wishes for any other reason to buy back or cancel Shares issued on exercise of Options, the Company can do so in accordance with Clause 7.1.

7.3 The provisions of this Clause may be applied on more than one occasion to some or all Shares subject to which this Clause applies.

8 NO TRANSFERS

8.1 Options may not be transferred, encumbered, assigned or otherwise disposed of except by transmission on death of the Optionholder or with the prior written consent of the Board (which may be given or withheld at its discretion), and may be exercised (during the lifetime of an Optionholder) only by the relevant Optionholder, or, a person or persons to whom the Options have been transferred pursuant to, and in accordance with, this Clause.

8.2 The Shares issued on conversion of Options may not be transferred, encumbered, assigned or otherwise disposed of except by transmission on death or with the prior written consent of the Board. This sub-Clause does not apply if the Company is Listed.

9 QUOTATION OF OPTIONS AND SHARES

9.1 Options will not be listed on any securities exchange on which the Company is Listed.

9.2 If the Company is Listed at the time of exercise of any Options, the Company will make application to the relevant securities exchange for listing or quotation of the Shares issued on exercise of the Options. Any such application is to be made in accordance with the requirements of the applicable Listing Rules.

9.3 The grant of each Option is subject to a condition that if the Company becomes Listed, the Optionholder or holder of Shares issued on exercise of Options must sign any restriction (escrow) agreement required by the relevant securities exchange or the Company, in respect of the Option or any shares issued on exercise of the Option.

10 VARIATIONS OF CAPITAL AND PARTICIPATION RIGHTS

10.1 Reorganisation

In the event of a consolidation, subdivision or similar reconstruction of the issued capital of the Company:

10.1.1 the number of Shares to which a Participant is entitled on exercise of an Option will be reduced or increased in the same proportion as the issued capital of the Company is consolidated, subdivided or reconstructed (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the consolidation, subdivision or reconstruction); and

10.1.2 an appropriate adjustment will be made to the Exercise Price (if required), to the effect that the total amount payable on an exercise of all Options by each Participant will not alter.

10.2 Pro rata Rights Issues

If, prior to an exercise of an Option by an Optionholder, any offer or invitation is made by the Company to at least all holders of Shares, the Exercise Price of the Option will be reduced according to the following formula:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

Where:

O' = the new Exercise Price of the Option;

O = the old Exercise Price of the Option;

E = the number of Shares into which the Option is exercisable;

P = the subscription price for a Share under the pro rata issue or, if the Company is Listed, the average market price per Share (weighted by reference to volume) of the Shares during the 5 trading days on the exchange on which the shares are Listed ending on the day before the ex-rights date or ex-entitlements date or if there is no such date then the date chosen by the Board. If the Company is Listed on more than one exchange, then this provision is to be interpreted by reference to trading

on the primary exchange on which Shares are Listed (unless the Board otherwise determines);

S = the subscription price for a Share under the pro rata issue;

D = the dividend due but not yet paid on the existing Shares (except those to be issued under the pro rata issue); and

N = the number of Shares with rights or entitlements that must be held to receive a right to one new Share.

10.3 **Bonus Issues**

In the event that the Company makes a bonus issue of Shares to ordinary shareholders the number of Shares over which the Options are exercisable may be increased by the number of Shares which the Optionholder would have received if the relevant Option had been exercised before the record date of the bonus issue.

10.4 **Return of Capital**

If, prior to the exercise of an Option by an Optionholder, the Company makes a return of capital to holders of Shares generally, the Exercise Price will be reduced by the amount of the capital returned in respect of each Share.

10.5 **Cumulative Adjustments**

The terms of this Clause 10 relating to bonus issues, rights issues, reconstructions and returns of capital may be applied on more than one occasion such that their effects may be cumulative. It is intended that the adjustments they progressively effect will be such as to reflect in relation to the Shares subject to Options, the adjustments which on the occasions in question are progressively effected in relation to Shares already on issue.

10.6 **Notice of Adjustments**

Whenever the number of Shares subject to an Option or the Exercise Price is adjusted in accordance with these rules, the Company will give notice of the adjustment to the Optionholder holding the Option.

10.7 **Dividends**

Options shall not confer on the Optionholder a right to participate in any dividends paid by the Company.

10.8 **Participation in New Issues**

An Optionholder may only participate in issues of securities by the Company if the Option has been exercised and a Share allotted in respect of the exercise of that Option before the books closing date for determining entitlements to the security issue.

10.9 **Voting**

Options do not confer:

10.9.1 a right to notices of general meetings, except as may be required by law;

10.9.2 a right to attend or speak at general meetings of the Company;

10.9.3 a right to vote at any such general meetings of the Company.

11 LIQUIDITY EVENTS

Upon the occurrence of a Liquidity Event, all Options (if any) which has not yet vested, vest on the Business Day immediately preceding the Liquidity Event and shall be capable of immediate exercise.

12 PLAN AND OPTION AMENDMENTS

12.1 The rights attaching to the Options may be amended by the Board subject to receipt of any necessary shareholder or other approval under:

12.1.1 the Corporations Act 2001 or any other law applicable to the Company; and

12.1.2 if the Company is Listed, the applicable Listing Rules.

12.2 If the provisions of this Plan or the terms of grant of the Options are inconsistent with the Corporations Act, then the Corporations Act prevails to the extent of any inconsistency and the terms of the Options will be deemed modified accordingly without further action by the Company, the Board or the holder of the Option being necessary.

12.3 If the Company is Listed and the provisions of this Plan or the terms of grant of the Options are inconsistent with the Listing Rules, then the Listing Rules prevail to the extent of any inconsistency and the terms of the Options will be deemed modified accordingly without further action by the Company, the Board or the holder of the Option being necessary.

12.4 Without limiting the generality of Clause 12.3, it is a term of each Option that, if the Company is Listed, the rights of the Optionholder who holds the Option are deemed modified from time to time as necessary to ensure the terms of the Options comply with the Listing Rules applying to reorganisations of capital at the time of any re-organisation of the Company's capital and despite any inconsistent provision in the terms of this Plan.

12.5 Subject to Clauses 12.1 to 12.3 (inclusive) and, if the Company is Listed, to receipt of any necessary approvals under the Listing Rules, the terms of this Plan may be amended by the Board but without prejudice to the existing or accrued rights of Optionholders before any amendments are made.

13 ADMINISTRATION

13.1 This Plan shall be administered by the Board and any determination by the Board in respect of the operation of this Plan shall be final and binding on all Optionholders.

13.2 Without limiting the generality of Clause 13.1, the Board has the powers, among other things:

13.2.1 to determine appropriate procedures for administration of this Plan;

13.2.2 to resolve conclusively all questions of fact or interpretation in connection with this Plan;

13.2.3 to approve forms of invitations, acceptances and other documents for the purposes of this Plan;

13.2.4 if the Market Value of the Shares has declined since the date the Options are granted, to reduce the Exercise Price of that Option to any then current Market Value; and

13.2.5 to delegate to any one or more persons, for such period and on such conditions as they may determine, the exercise of any of its powers or discretions arising under this Plan.

14 NOTICES

14.1 Notices may be given by the Company to Optionholders in the manner permitted by the Company's Constitution for the giving of notices to holders of Shares and the relevant provisions of the Constitution apply (with necessary changes) to notices given to Optionholders.

14.2 Service of all documents required by this Plan shall be deemed to be affected if the Company sends the document by registered post to the last address of the Optionholder known to the Company.

15 TERMINATION OF THE PLAN

This Plan may be determined at any time by resolution of the Board. Termination of this Plan will be without prejudice to the rights of Optionholders in respect of Options outstanding at the date of termination.

16 GOVERNING LAW

The terms of this Plan are governed by the laws of the State of New South Wales, Australia.

TABLE OF CONTENTS

Approved by the Board 12th May 2003

6. Pro-forma Notice of Grant

To: [Name of Eligible Employee]
[Address]
[#Date]

The Company is pleased to offer you Options under the Company's Employee Option Plan on the following basis:

Maximum number of Options granted	[#]
Issue price of Options	Options are issued for no consideration
Date of Option grant	Taken to be the date of this letter
Exercise price of Options	[A$#]
Expiry date of Options	5:00 pm Sydney time on [#insert date] (unless exercised prior to that date)
Vesting conditions	[#Insert vesting conditions]. Options which have not vested are not capable of exercise
Terms and conditions	Issued under the terms and conditions of the Company's Employee Option Plan
Exercise of Options	Complete Option Exercise Form and forward with your payment to the Company Secretary

This Offer may be accepted at any time up to an including [closing date for acceptance of offer] by delivering a duly completed Application Form to the Company Secretary. You may accept this Offer of Options for all or some only of the Options offered to you subject to any minimum number of Options which may be specified in item one above.

You are urged to read the accompanying Prospectus carefully.

Company Secretary

7. Pro-forma Application for Options

To: Pharmaxis Ltd
Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Attention: The Company Secretary

I [#Eligible Employee name] of [#Address] hereby apply for ____________ (insert number of Options applied for) Options over ordinary shares in the capital of the Company in accordance with the prospectus dated 17 March 2004 and on the terms and conditions set out in the Company's Employee Option Plan and the Notice of Grant.

I agree to be bound by the terms of the Company's constitution and the Employee Option Plan under which the Options are granted.

....
Signature of Applicant

Date: / / 2004

Note: You are urged to read the accompanying Prospectus dated 17 March 2004 carefully. An application using this form will not be valid if another name is substituted for the name printed on this form.

8. Pro-forma Option Exercise Notice

To: Pharmaxis Ltd
Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Attention: The Company Secretary

I *(Insert name)* of *(Insert address)* being the registered holder of the number of employee options in Pharmaxis Ltd (**Company**) specified in the attached option certificate(s), wish to exercise the following number of options held by me over the equivalent number of unissued fully paid ordinary shares in the Company (subject to adjustment in accordance with the Company's employee option plan and the Listing Rules of Australian Stock Exchange Ltd).

No. of employee options exercised: ____________

I enclose the following:

- a cheque made payable to Pharmaxis Ltd in the sum of $*(Insert exercise price)* being the exercise price for the options; and
- the option certificate(s).

I agree to be bound by the constitution of the Company.

....
Signature of Holder

Date: / /

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pharmaxis Ltd

ABN

75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Employee Options over Pharmaxis Ltd ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	75,000

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price: $0.508 Expiry: 24 March 2014 Vesting: 30 June 2005: 18,750 30 June 2006: 18,750 30 June 2007: 18,750 30 June 2008: 18,750 Issued to four Pharmaxis employees in accordance with the Pharmaxis Employee Option Plan. Vesting is subject to the annual achievement of certain individual performance milestones.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. Shares issued upon exercise will rank equally with existing ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to recently hired employees under the Pharmaxis Employee Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 April 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	82,776,000	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	276,000	Restricted fully paid ordinary shares *restricted until 2 May 2004)(ASX Code PXSAI)
		24,964,000	Restricted fully paid ordinary shares (restricted until 10 November 2005) (ASX Code PXSAK)
		3,040,000	Options expiring on various dates with an exercise price of $0.125 (ASX Code PXSAM)
		7,136,000	Options expiring on various dates with an exercise price of $0.3125 (ASX Code PXSAO)
		500,000	Options expiring 30 November 2013 with an exercise price of $0.376 (ASX code PXSAQ)
		75,000	Options expiring 24 March 2014 with an exercise price of $0.508

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .David McGarvey....................... Date: ..7 April 2004....
(Company secretary)

Print name: ....David McGarvey.........

== == == == ==

+ See chapter 19 for defined terms.

pharmaxis

7 April 2004

Manager of Company Announcements
Australian Stock Exchange
Exchange Centre
Level 3
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Release of Restricted Securities and Voluntary Escrow

In accordance with Listing Rule 3.10A, Pharmaxis advises that the following securities will be released on the dates shown:

Restricted Securities:

ASX Code	Description	No Restricted	No Released	Balance Restricted	Date of Release
PXSAI	Ordinary fully paid shares	276,000	276,000	Nil	2 May 2004

Securities Subject to Voluntary Escrow:

ASX Code	Description	No Escrowed	No Released	Balance Escrowed	Date of Release
PXS	Ordinary fully paid shares	32,840,000	32,840,000	Nil	10 May 2004
PXSAO	Options expiring various dates, exercise price of 31.25 cents	7,136,000	1,920,000	5,216,000	10 May 2004

Appendix 3B is attached for the listing of 276,000 shares.

Sincerely,

David McGarvey
Company Secretary

Pharmaxis Ltd
ABN 75 082 811 630
Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Australia
T 02 9451 5961
F 02 9451 3622
www.pharmaxis.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pharmaxis Ltd

ABN

75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) X All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	276,000
39	Class of +securities for which quotation is sought	Ordinary fully paid shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period on 2 May 2004

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	83,052,000	Ordinary fully paid shares

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .David McGarvey....................... Date: ..7 April 2004....
(Company secretary)

Print name: ....David McGarvey.........

== == == == ==

+ See chapter 19 for defined terms.

ASIC
Australian Securities and Investments Commission

RECEIVED
2004 AUG 26 A 11: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Forms Manager
Form being prepared
Date/time: 07-06-2004 08:33:29
Reference Id: 70954268

Change of company details

Form 484 - Corporations Act 2001

Company details

Company name
PHARMAXIS LTD
Australian Company Number (ACN)
082 811 630

A1 Change of address

Company officeholder's residental address

Officeholder details

Given names **CARMEL JUDITH**
Family name **HILLYARD**
Date of Birth **23-02-1949**
City/town of Birth **BIRMINGHAM**
Country of Birth **UNITED KINGDOM**
Address
151 MACDONNELL RD
EAGLE HEIGHTS QLD 4271
Australia
Effective Date **06-06-2004**

Officeholder details

Given names **ALAN DUNCAN**
Family name **ROBERTSON**
Date of Birth **29-06-1956**
City/town of Birth **GLASGOW**
Country of Birth **UNITED KINGDOM**
Address
12 CHERRY ST
WARRAWEE NSW 2074
Australia
Effective Date **06-06-2004**

Authorisation

This form has been authorised by

I certify that the information in this form is true and complete
Name

Capacity
Date signed

Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [x] Signatory above
- [ ] ASIC registered agent above

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Pharmaxis Ltd

ABN

75 082 811 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Employee Options over Pharmaxis Ltd ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise Price: $0.426 Expiry: 3rd June 2014 Vesting: 30 June 2005: 3,750 30 June 2006: 3,750 30 June 2007: 3,750 30 June 2008: 3,750 Issued to a new Pharmaxis employee in accordance with the Pharmaxis Employee Option Plan. Vesting is subject to the annual achievement of certain individual performance milestones.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. Shares issued upon exercise will rank equally with existing ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of options to recently hired employee under the Pharmaxis Employee Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17th June 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	83,052,000	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	24,964,000	Restricted fully paid ordinary shares (restricted until 10 November 2005) (ASX Code PXSAK)
		3,040,000	Options expiring on various dates with an exercise price pf $0.125 (ASX Code PXSAM)
		7,136,000	Options expiring on various dates with an exercise price pf $0.3125 (ASX Code PXSAO)
		500,000	Options expiring 30 November 2013 with an exercise price pf $0.376 (ASX Code PXSAQ)
		60,000	Options expiring 24 March 2014 with an exercise price pf $0.508 (ASX Code PXSAS)
		15,000	Options expiring 3 June 2014 with an exercise price pf $0.426

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	n/a

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ....17 June 2004..............
(Company secretary)

Print name: ......David McGarvey...........

== == == == ==

+ See chapter 19 for defined terms.

ACORN CAPITAL

ABN 51 082 694 531
FSA Licence 227605

Acorn Capital Limited
ACN 082 694 531
Level 12, 90 Collins Street
Melbourne 3000 Vic. Australia
Telephone +61 3 9639 0522
Facsimile +61 3 9639 0515
Website acorncapital.com.au

24 June 2004

The Manager
Australian Stock Exchange Limited
18 Bridge Street
Sydney NSW 2000

Dear Sir/Madam,

Notice of change of interest of substantial holder
Pharmaxis Limited

Acorn Capital Limited has today lodged a Form 604, Notice Of Change of Interest of Substantial Holder, with the above named company.

A copy of that Notice is herewith lodged with the Australian Stock Exchange.

Yours sincerely

Douglas Loh
Portfolio Manager

ACORN CAPITAL

ABN 51 082 694 531
FSA Licence 227605

Acorn Capital Limited
ACN 082 694 531
Level 12, 90 Collins Street
Melbourne 3000 Vic. Australia
Telephone +61 3 9639 0522
Facsimile +61 3 9639 0515
Website acorncapital.com.au

24 June 2004

David McGarvey
Company Secretary
Pharmaxis Limited
Unit 2, 10 Rodborough Rd
Frenchs Forest NSW 2086

Dear Sir

Notice of Change of Interest of Substantial Holder

Enclosed is a Form 604, Notice Of Change of Interest of Substantial Holder.

A copy of this Notice has been lodged today with the Australian Stock Exchange.

Yours sincerely

Douglas Loh
Portfolio Manager

FORM 604
Corporations Act 2001
Section 671B

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

To:	Company Name/Scheme	Pharmaxis Limited
	ACN/ARSN	082 811 630

1. **Details of Substantial Holder(1)**

Name	Acorn Capital Limited
ACN/ARSN (if applicable)	082 694 531
There was a change in the interests of the substantial holder on	24-06-04
The previous notice was given to the company on	01-03-04
The previous notice was dated	01-03-04

2. **Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous notice		Present Notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	5,577,359	5.16%	6,686,800	6.19%

3. **Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
01-03-04 to 24-06-04	Acorn Capital	Purchase	$534,243.91	1,109,441	1,109,441

4. Present relevant interests

Particulars of each relevant interests of the substantial holder in voting securities after the change are as follows:

Holder of Relevant Interest	Registered Holder of Securities	Person Entitled to be Registered as Holder (8)	Nature of relevant interest (6)	Class and Number of Securities	Person's Votes
Military Superannuation & Benefits Board	National Nominees			300,000	300,000
Queensland Local Government Superannuation	JPMorgan Chase Nominees			558,739	558,739
Acorn Capital Microcap Trust	National Nominees			1,153,311	1,153,311
Commonwealth Bank Officers' Superannuation Fund	National Nominees			1,474,750	1,474,750
UniSuper	National Nominees			3,200,000	3,200,000

5. Changes in Associates

The persons who have become associates (2) of, ceased to be associates, or have change the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Name of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Military Superannuation & Benefits Board	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Queensland Local Government Superannuation	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Acorn Capital Microcap Trust	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
Commonwealth Bank Officers' Superannuation Fund	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000
UniSuper	C/O Acorn Capital Limited, Level 12, 90 Collins Street, Melbourne Victoria 3000

[redacted]

Signature

Print Name DOUGLAS LOH Capacity Portfolio Manager

Sign Here Date 24-06-04

[redacted]

Australian Securities & Investments Commission

RECEIVED
2004 AUG 26 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name: PHARMAXIS LTD

Refer to guide for information about corporate key

ACN/ABN: 082 811 630

Corporate key:

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: DAVID MCGARVEY

ASIC registered agent number (if applicable):

Telephone number: 02 9451 5203

Postal address: 2/10 RODBOROUGH RD
FRENCHS FOREST 2086

Total number of pages including this cover sheet: [ ]

Please provide an estimate of the time taken to complete this form. [ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: DAVID MCGARVEY

Capacity
- [ ] Director
- [x] Company secretary

Signature: [signature]

Date signed: 1 1 / 0 8 / 0 4
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☒ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

REFER ANNEXURE A

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name — Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Pharmaxis Ltd
Top 20 Shareholders
11th August 2004

Annexure A

	Name	Address	Number	% Total
1	Perpetual Trustees Nominees Limited	LEVEL 8 9 CASTLEREAGH STREET SYDNEY NSW 2000	20,245,000	18.7%
2	Praxis Pharmaceuticals Inc	1 EAST FIRST STREET RENO NV USA USA	11,200,000	10.4%
3	CM Capital Investments Pty Ltd	LEVEL 4 167 EAGLE STREET BRISBANE QLD 4001	11,189,044	10.4%
4	GBS Venture Partners Limited	LEVEL 5 71 COLLINS STREET MELBOURNE VIC 3000	10,580,000	9.8%
5	Mooroolbark Technology Pty Ltd	LEVEL 1 159 DORCAS STREET SOUTH MELBOURNE VIC 3205	7,520,000	7.0%
6	National Nominees Limited	GPO BOX 1406M MELBOURNE VIC 3001	7,956,161	7.4%
7	CIBC Australia VC Fund LLC	425 LEXINGTON AVENUE NEW YORK NY 10017 USA USA	3,635,956	3.4%
8	The Australian National University	INVESTMENT SECTION CANBERRA ACT 0200	3,200,000	3.0%
9	Queensland Investment Corporation	C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 40	1,201,715	1.1%
10	HSBC Custody Nominees (Australia) Limited	GPO BOX 5302 SYDNEY NSW 2001	1,008,428	0.9%
11	Mirrabooka Investments Limited	GPO BOX 2114S MELBOURNE VIC 3001	1,000,000	0.9%
12	Health Super Pty Ltd	C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC	792,955	0.7%
13	Clynom Nominees Pty Ltd	GPO BOX 669 BRISBANE QLD 4001	716,224	0.7%
14	Denis M Hanley	RMB 5512 COACHWOOD ROAD MATCHAM NSW 2250	560,000	0.5%
15	Masi Sima Pty Limited	18 CAMBERWELL ROAD HAWTHORN EAST VIC 3123	560,000	0.5%
16	JP Morgan Nominees Australia Limited	LOCKED BAG 7 ROYAL EXCHANGE SYDNEY NSW 2001	558,739	0.5%
17	Robert E Green	RMB 5336 WATTLE TREE ROAD HOLGATE NSW 2250	560,000	0.5%
18	Warragai Investments Pty Ltd	C/- WHTM ASSET MANAGEMENT LTD GPO BOX 385 BRISBANE QLD 40	500,000	0.5%
19	KFT Investments Pty Limited	266-268 MAROONDAN HIGHWAY MOOROOLBARK VIC 3138	400,000	0.4%
20	Michael Hoay-Chew Lim & Mrs Catherine Mae Lim	22 HOBSONS BAY PARADE PORT MELBOURNE VIC 3207	350,000	0.3%
			83,734,222	77.5%

THIS IS ANNEXURE A OF 1 PAGE
REFERRED TO IN THE FORM 484

Pharmaxis Ltd ACN 082 811 630

A fully underwritten Offer of 42 million Shares at an issue price of $0.50 to raise $21 million with an ability to accept oversubscriptions of up to 8 million Shares to raise up to $4 million

Prospectus



pharmaxis

Wilson HTM INVESTMENT GROUP

Underwriter and Lead Manager
Wilson HTM Corporate Finance Ltd
ACN 057 547 323

pharmaxis

Pharmaxis is an emerging pharmaceutical company devoted to the research, development and commercial application of new treatment options for autoimmune and respiratory diseases.

Contents

Section

IMPORTANT INFORMATION

This Prospectus is dated 26 September 2003.

A copy of this Prospectus was lodged with ASIC on 26 September 2003. Neither ASIC nor ASX, or any of their officers, take any responsibility for the contents of this Prospectus.

No applications for Shares will be accepted nor will Shares be issued on the basis of this Prospectus:

(a) earlier than seven days after lodgement of this Prospectus with ASIC or any longer period required by ASIC under section 727(3) of the Corporations Act 2001; or

(b) later than 13 months after the date of this Prospectus (i.e. 25 October 2004).

The Prospectus has not been, nor will it be, lodged, filed or registered with any regulatory authority under the securities laws of any other country. The Shares the subject of this Prospectus have not been, nor will they be, approved by or registered with any regulatory authority of any other country.

This Prospectus does not constitute an offer or issue in any place in which, or to any person to whom, it would not be lawful to make such an offer or issue. If this is an electronic Prospectus, the offer of Shares under the electronic Prospectus is only made to persons receiving the electronic Prospectus within Australia who reside in Australia.

No person is authorised to give any information or make any representation in connection with the Offer other than as contained in this Prospectus. Any information or representation in connection with the Offer not contained in this Prospectus is not, and may not be relied on as having been, authorised by the Company (or any of its officers).

The Company will place this Prospectus on the Company's website at www.pharmaxis.com.au. Persons who receive a copy of this Prospectus in electronic form are entitled to obtain a paper copy of the Prospectus free of charge by contacting the Company.

Investors can only apply for Shares on the Application Form accompanying a complete paper copy of this Prospectus or a completed downloaded copy of the electronic Prospectus and on the terms and conditions set out in this Prospectus.

This document is important and it should be read in its entirety. The research, development, manufacturing, marketing and sales of pharmaceutical products involve a number of risks. The Shares offered under this Prospectus should be viewed as a speculative investment. You should consult your professional advisor about the contents of this Prospectus.

1 : Summary of the Offer

Section

The Company is seeking to raise approximately $21 million through the fully underwritten Offer of 42 million new Shares at an issue price of $0.50 each with an ability to accept oversubscriptions of up to 8 million new Shares to raise up to a further $4 million. All Shares to be issued are new fully paid ordinary Shares in the capital of the Company.

Summary of the Offer

Amount to be raised	$21 million (with an ability to accept oversubscriptions up to a further $4 million)
Offer price per Share	$0.50
Number of new Shares being offered under this Prospectus	42 million (with an ability to accept oversubscriptions of up to 8 million Shares)
Number of existing Shares (at the time of issue and allotment of new Shares under the Offer)	58 million
Total number of Shares at the time of issue and allotment of Shares under the Offer	100 million (plus any oversubscriptions)
Indicative market capitalisation on quotation of the Company at the Offer Price	$50 million (plus any oversubscriptions)

Notes:

(i) Table excludes the 10,184,000 existing unlisted options currently granted (of which 5,360,000 are vested).

(ii) Figures rounded.

Indicative Key Dates

Prospectus lodged with ASIC	26 September 2003
Expected Opening Date	7 October 2003
Expected Closing Date	31 October 2003
Expected date for dispatch of holding statements	12 November 2003
Expected date of quotation for the Company's Shares on the ASX	14 November 2003

The Directors expressly reserve the right to vary the Offer dates. The Directors also reserve the right not to proceed with the Offer. In that case Application Money will be returned without interest. In any event, no Application Form for Shares will be accepted nor will Shares be issued until the expiry of a minimum period of seven days or any longer period required by ASIC under section 727(3) of the Corporations Act, after lodgement of this Prospectus with ASIC.

2 : Chairman's Letter

Section



Dear Investor

On behalf of the board of Directors, it is with great pleasure that I invite you to become a shareholder of Pharmaxis Ltd.

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases.

Pharmaxis' key strength lies in its diversified portfolio of products at various stages of development which target highly attractive international markets across a range of diseases. Pharmaxis is supported by an experienced board of Directors and led by a management team with a proven track record in developing and commercialising breakthrough products.

Pharmaxis' portfolio of products capitalises on an internationally recognised base of Australian research in respiratory diseases and immunology. Pharmaxis' projects include new treatments for multiple sclerosis, cystic fibrosis, rheumatoid arthritis, chronic bronchitis and bronchiectasis, as well as a lung function test for people with airway diseases, including asthma, which is already in the final stage of clinical trials.

Pharmaxis' main projects in later stage development address respiratory diseases. In the 12 months to June 2003 the respiratory therapeutic market represented the fourth largest therapeutic category with worldwide sales of US$27 billion.

Pharmaxis' strategy is to build a fully integrated specialist pharmaceutical company with activities spanning research and development, through to the manufacture and marketing of its products to clinicians across major international markets. In selected situations, Pharmaxis may secure value for its products by developing collaborative relationships with market leaders.

Pharmaxis is well advanced in many of its development programs, it has the use of research and development facilities at the Australian National University and has established a modern manufacturing plant in Sydney. The manufacturing plant has been licensed by the Therapeutics Goods Administration and is currently manufacturing product for clinical trials.

Pharmaxis' board and management have significant medical research, development and manufacturing expertise. To date, Pharmaxis has secured the benefit of five government research and development grants and has obtained equity funding from reputable and knowledgeable investors and a prestigious Australian research institute. Existing shareholders, Directors and management have committed to purchase $6 million worth of new Shares under this Prospectus. All independent Directors and senior management have indicated their intention to subscribe to this Offer.

Pharmaxis is seeking to raise $21 million under this Offer which will be used predominantly for the further development of its products and technologies.

An investment in Pharmaxis involves a number of risks but also provides an excellent opportunity to participate in the building of an internationally competitive pharmaceutical company. On behalf of the board of Directors, I commend this Offer to you and recommend that you read this Prospectus in full. I look forward to welcoming you as a shareholder of Pharmaxis.

Yours faithfully

Denis Hanley AM
Chairman

Section 3: Investment Overview

3.1 The Company

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases and the development of an improved lung function test.

3.2 Product Pipeline and Portfolio

Pharmaxis is focused on the development of its two leading technologies. The first technology includes Bronchitol and Aridol™, inhaled non-ionic osmolytes. Bronchitol is being developed for the treatment of respiratory diseases – in particular, cystic fibrosis, bronchiectasis and chronic bronchitis. Aridol™ is an improved lung function test. The second technology focuses on new immune response modifiers represented by PXS25 and PXS2000 for the treatment of multiple sclerosis and rheumatoid arthritis.

Bronchitol and Aridol™ represent the culmination of 10 years research at the Royal Prince Alfred Hospital in Sydney. PXS25, discovered in the Company's research laboratories, represents the outcome of 10 years research at the John Curtin School of Medical Research in Canberra. PXS2000 has been discovered most recently in the Company's research laboratories.

The Company's product development pipeline and the indicative timeframe for the development of those products is illustrated below.

For further information on the development pipeline, refer to section 6 of this Prospectus.

3.2.1 Respiratory diseases

Bronchitol and Aridol™ are both inhaled non-ionic osmolytes targeting the following inflammatory lung diseases:

- *Bronchitol for the treatment of cystic fibrosis* – Pilot clinical trials undertaken by scientists at the Royal Prince Alfred Hospital in Sydney have shown that the use of Bronchitol helps the lungs of people with cystic fibrosis clear mucus more effectively. Bronchitol is a proprietary formulation of mannitol taken in a dry powder inhaler system (mannitol is readily available and is used variously as a food additive, a therapeutic product and a sweetener). The Company has commenced additional clinical trials with a view to demonstrating that Bronchitol improves lung function and quality of life. These phase II trials are expected to complete mid 2004. The Company expects that ongoing use of Bronchitol will reduce the number of infectious episodes and consequently reduce the need for patients to use antibiotics.




Clinical Trials
Research Laboratory Studies
Pre-clinical Safety Testing
Phase I Healthy Volunteer
Phase II Patient Studies
Phase III Patient Studies
Registration
Respiratory diseases
Bronchitol – Cystic Fibrosis
Bronchitol – Bronchiectasis
Bronchitol – Chronic Bronchitis
Aridol™ – Airway Function
Immune response modifiers
PXS25 – Multiple Sclerosis
PXS25 – Rheumatoid Arthritis
PXS2000 – Multiple Sclerosis
3-5 years
15 months
15 months
18 months
18 months
12 months
Indicative time to complete
Refer to section 6.7 of this Prospectus.

- *Bronchitol for the treatment of bronchiectasis and chronic bronchitis* – Clinical studies undertaken by scientists at the Royal Prince Alfred Hospital have shown that Bronchitol can bring about a dramatic improvement in mucus clearance and significantly improve the quality of life for people suffering from bronchiectasis. The Company has commenced more extensive clinical trials which are expected to complete in 2004 ahead of the important pre-registration phase III studies. Additional pilot studies have also shown a benefit for people suffering from chronic bronchitis.
- *Aridol™ for lung function testing* – Aridol™ is in the final clinical development phase prior to registration. These phase III trials are expected to complete in mid 2004. Aridol™ (also a proprietary respirable form of mannitol) is an innovative lung function test. The Aridol™ test is a simple, accurate and rapid test that allows more accurate monitoring of lung function in people with diseases such as asthma.

3.2.2 **Autoimmune diseases**
PXS25 and PXS2000 are both immune response modifiers targeting the following autoimmune diseases:

- *PXS25 targeting multiple sclerosis* – This new compound invented in the Company's research laboratories interferes with the inappropriate migration of the immune cells implicated in the progression of multiple sclerosis without compromising the normal function of the immune system. Laboratory studies indicate that PXS25 has the potential to reduce the severity of the disease and shorten the disability period. PXS25 is in an early pre-clinical development phase.
- *PXS25 targeting rheumatoid arthritis* – The Company's research studies have shown that PXS25 has a positive effect in retarding the progression of rheumatoid arthritis.
- *PXS2000 targeting multiple sclerosis* – This new compound, also invented in the Company's research laboratories, operates through activation of receptors on immune cells and has shown benefit in models of multiple sclerosis. The potential of this compound in other autoimmune diseases is also being evaluated. This compound is potentially complementary with PXS25 to alleviate the symptoms of multiple sclerosis.

For more information on the Company's projects and the market for these projects, refer to section 6 of this Prospectus.

3.3 Strategy

The Company's goal is to build a fully integrated specialist pharmaceutical company which develops and commercialises specialist therapeutic products both independently and through collaborative relationships with selected market leaders. Key aspects of its strategy comprise:

- focusing on highly attractive product development and commercialisation opportunities;
- participating in the complete product development and commercialisation value chain;
- focusing on its core therapeutic markets and maintaining a diversified product pipeline; and
- expanding the Company's research and development pipeline.

The Company's commercialisation value chain is highlighted on the next page and the details of the strategy are in section 6.3 of this Prospectus.






Pre-clinical
Drug development, safety testing
Research
Laboratory studies
Integrated Business Model
Alternate Value Model
Phase I
Healthy volunteers
Phase II
Proof of concept patient studies
Phase III
Patient studies for registration
Registration
TGA, FDA, etc
Sales and Marketing
Manufacturing Scale-up
For clinical trials
Manufacturing Scale-up
For commercial manufacture
Partner with Others
Royalty Income
Revenue
Product Sales

3.4 Board and Management

The Company has a highly experienced board of Directors and management with extensive experience in technology development including drug development and commercialisation, research, clinical trials, manufacturing, business development and corporate finance. The Company will capitalise on this experience and expertise in building a valuable business, recognised internationally for its approach to therapeutic discovery, development and commercialisation. For further details of the Company's Directors and management, refer to section 7 of this Prospectus.



3.5 Financial Prospects, Dividend Policy and Risk Factors

The Company is in a development stage. Revenue, profits and cash flows for the Company are dependent on a number of factors including the level of sales achieved after the registration of the Company's products, a process only complete after extensive product research and development. In light of these factors, the Directors consider that at this stage of the Company's development, they are unable to provide potential investors with reliable revenue, profit or cash flow projections or forecasts.

The primary focus of the Company is to complete the development and commercialisation of its existing projects. During this phase, the Company is unlikely to pay a dividend. The ability for the Company to pay a dividend in the future and the timing of any dividend is dependent on a number of factors including deriving sufficient cash flows from future operations.

An investment in the Company should be regarded as being speculative and involving a number of risks. These risks are set out throughout this Prospectus and in particular in section 11 of this Prospectus.

4 : Details of the Offer

Section

4.1 The Offer

The Company is offering 42 million new Shares at an issue price of $0.50 under this Prospectus to raise $21 million. The Company may accept oversubscriptions up to a further 8 million Shares to raise up to $4 million.

4.2 Offer Price

The Offer Price of the Shares is $0.50 per Share. The Offer Price is payable in full on application.

4.3 Number of Shares Offered

The Company is offering 42 million new Shares under this Prospectus.

In the event that the Offer is oversubscribed, the Directors in consultation with the Underwriter may at their discretion determine the amount and the basis of allocation (giving priority in the manner described below) of oversubscriptions up to 8 million Shares.

Certain existing shareholders, Directors and management of the Company have committed in advance to subscribe for 12,000,000 new Shares at the Offer Price under the Offer. For details of the commitments and certain fees payable to these Applicants by Wilson HTM in respect of these commitments, refer to section 12 of this Prospectus.

Applications for Shares must be for a minimum of 5,000 Shares and thereafter in multiples of 1,000.

4.4 Allocation of Shares

Priority allocation will be given to those existing shareholders, Directors and management of the Company that have given a firm commitment to Wilson HTM to apply for Shares. Priority allocation will then be given to Applicants who receive a firm offer over Applicants under the general offer.

The firm offer is open to Australian resident investors and institutional investors who are offered a firm allocation of Shares from the Underwriter or other brokers participating in the Offer which indicate that it is a firm offer.

The general offer is open to members of the general public who are resident in Australia and institutions who have not been offered an allocation of Shares under the firm offer.

The Directors, in consultation with the Underwriter reserve the right to allocate to any Applicant a lesser number of Shares than that Applicant applied for, or to reject any Application without being obliged to provide any reason. Pending the allocation of Shares under the Offer, all Application Money will be deposited into a separate bank account to be held in trust for so long as the money is liable to be repaid under the Corporations Act. Surplus Application Money will be returned to the relevant Applicants within 45 days after the Closing Date. No interest will be paid on returned Application Money.

Successful Applicants will be notified in writing of the number of Shares allotted to them as soon as practicable after the Closing Date. It is the responsibility of Applicants to confirm the number of Shares allotted to them prior to trading in the Shares.

4.5 Terms of Shares

The Shares are to be issued as new fully paid ordinary Shares in the capital of the Company. These Shares will rank equally with all other existing issued Shares. For a summary of the terms of the Shares, refer to section 12 of this Prospectus.

4.6 Summary Capital Structure

On the issue and allotment of Shares under this Prospectus, the Company will have 100,016,000 Shares on issue and 10,184,000 unlisted options (of which 5,360,000 are vested) and any further Shares issued as a result of acceptance of oversubscriptions.

	Shares on issue and allotment under this Prospectus	% of Shares on issue and allotment	Issued unlisted options
Existing Shares	58,016,000	58%	10,184,000
New Shares	42,000,000	42%	Nil
Total securities on issue	100,016,000	100%	10,184,000

For details of the capital structure and control of the Company, refer to section 12 of this Prospectus.
The table does not include the impact of the acceptance of any oversubscriptions.

4.7 Underwriting

The Offer of 42 million new Shares is fully underwritten by Wilson HTM Corporate Finance Ltd. For a summary of the Underwriting Agreement, refer to section 12 of this Prospectus.

4.8 Allotment

The Company will proceed to allotment of Shares once the Offer closes. The Closing Date of the Offer may vary.

4.9 Source and Use of Funds

The amount raised under the Offer and the cash reserves that the Company currently has available to it and the R&D Start Grant and miscellaneous income, will be applied to the clinical and pre-clinical development and commercialisation of its projects, scale-up of its manufacturing capability, general corporate purposes and expenses of the Offer.

The sources of funds available to the Company are summarised in the table below:

Source of funds	$'000
Proceeds of the Offer	21,000[i]
Cash on hand	7,000
R&D Start Grant and other miscellaneous income	3,700[ii]
Total	$31,700

The money raised pursuant to this Offer will be used by the Company as follows:

Use of Funds	$'000
For the further development of its existing technologies and products including the cost of: • clinical trials and related manufacture of Bronchitol for cystic fibrosis and bronchiectasis; • clinical trials, related manufacture and registration of Aridol™; • clinical trials and related manufacture of PXS25 and PXS2000; and • additional development associated with the Company's technology.	20,100[i]
Commercial scale-up for the manufacture of Bronchitol and Aridol™	1,700
General corporate purposes including staff costs and administrative overheads	8,200
The costs of this Offer	1,700
Total	$31,700[i][ii]

Notes to tables:

(i) The Company may accept oversubscriptions of up to 8 million Shares to raise up to $4 million. If the Company accepts oversubscriptions, the Company will increase the level of funds it provides for the further development of its existing technologies and products. The costs of the Offer will also increase by 6% of the value of the oversubscriptions accepted being the fee payable to the Underwriter under the Underwriting Agreement.

(ii) Assumes receipt in full of that amount of the R&D Start Grant that has yet to be received and that the Company continues to satisfy the conditions associated with the receipt of the R&D Start Grant so it is not required to be repaid. The R&D Start Grant funds are paid in tranches and are not all available at the date of this Prospectus. For a summary of the terms of the R&D Start Grant, refer to section 12 of this Prospectus.

The final allocation of funds may vary depending upon the circumstances in which the business develops and operates.

In accordance with the use of funds table above and the objectives set out in section 6 of this Prospectus, on the successful completion of the Offer, the Directors believe that the Company will have sufficient working capital to carry out those stated objectives.

The funds raised from the Offer will not enable the Company to progress all of the Company's projects to the point where sales revenue can be derived from products. To continue the development of the Company's projects, additional sources of funding will be required within the next three years. This funding may be obtained by the issue of additional equity, debt finance or other appropriate means determined by the Directors at that time.

4.10 Stock Exchange Listing

The Company intends to apply within seven days after the date of this Prospectus to be admitted to the official list of the ASX and for the Shares to be granted official quotation on the ASX.

If the Company is not admitted to the official list of the ASX and the Shares offered under this Prospectus are not granted official quotation within three months after the date of this Prospectus, none of the Shares offered under this Prospectus will be issued and allotted and all Application Monies will be refunded without interest to Applicants within the time prescribed by the Corporations Act.

The ASX takes no responsibility for the contents of this Prospectus. The fact that the ASX may admit the Company to the official list is not to be taken in any way as an indication of the merits of the Offer, the Company or the Shares offered pursuant to this Prospectus.

4.11 CHESS

The Company will participate in the Clearing House Electronic Sub-register System, known as CHESS, in accordance with the Listing Rules and the SCH Business Rules, and will maintain an electronic issuer sponsored sub-register and an electronic CHESS sub-register.

Following the allotment of the Shares to successful Applicants, shareholders will receive an initial statement of holding that sets out the number of Shares which they have been allocated in the Offer and details of the shareholder's holder identification number or sponsoring issuer number. Shareholders will receive subsequent statements at the end of any month in which there has been a change in their holding on the register and as otherwise required under the Listing Rules and SCH Business Rules. The shareholder may require the Company to provide a statement at other times subject to payment of an administration fee for these additional statements.

4.12 Application Form and Monies

Applicants who receive a firm offer (as described in section 4.4 of this Prospectus) should return their completed Application Forms with the necessary Application Monies to the Underwriter or broker from whom they received their firm allocation of Shares (unless instructed otherwise).

Applicants who receive a general offer should return their completed Application Forms and cheques payable to the 'Pharmaxis Ltd Trust Account' and crossed 'Not Negotiable':

By mail to:
The Pharmaxis Share Offer
Computershare Investor Services Pty Ltd
GPO Box 7115
Sydney NSW 1115

By hand to:
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW 2000

Applications must be received by 5.00pm Australian Eastern Standard Time on the Closing Date. As previously stated, the Offer may be closed early or may be extended beyond this date. Accordingly, Applicants are encouraged to submit their Application as early as possible.

4.13 Stamping Fee

A stamping fee of 1.0% of the value of Shares issued in respect of Applications lodged and accepted under the general offer bearing their stamp will be paid by the Underwriter to participating organisations of the ASX, dealers in securities and licensed investment advisors.

4.14 Questions

If you have any questions as to how to subscribe for Shares under this Offer, consult your professional advisor.

5 :Corporate History

Section

The Company was incorporated on 29 May 1998 as a proprietary limited company. Until October 1999, the Company was a wholly owned subsidiary of Praxis Pharmaceuticals Inc., a public company incorporated and listed in the U.S.

The Australian Bioscience Trust managed by Rothschild Bioscience Managers Limited (now known as GBS Venture Partners Ltd), invested in the Company in October 1999 and the funds raised were used for the development of autoimmune disease research licensed from Anutech Pty Ltd (the development arm of the ANU).

In October 2001, the Company secured a further licence to a patent family owned by the CSAHS covering new treatments for chronic lung diseases and for the measurement of lung function.

The CSAHS Licence and the Anutech Licence are summarised in section 12 of this Prospectus.

In August 2002, a group of investors invested in the Company in order to fund further development of its product portfolio. The investors who took a beneficial interest in the Company include:

- The Australian Bioscience Trust;
- Bioscience Ventures II;
- CM Capital Venture Trust No 3;
- Australia Venture Capital Fund L.P.;
- Mooroolbark Technology Ltd; and
- Australian National University.

To date, the Company has secured approximately $13 million in equity funding. The Company has also secured the benefit of five research grants totalling approximately $4.8 million. The most recent grant of $3 million was awarded in June 2003 by the Commonwealth of Australia R&D Start Grant Program for the development of new treatments for cystic fibrosis.

In November 2002, the Company established an office and clean room manufacturing facility in Frenchs Forest, a suburb of Sydney, Australia. In May 2003, the TGA accredited the Company's facilities for the manufacture of Bronchitol and Aridol™ for clinical trials.





6 :The Business

Section

6.1 The Company

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases and the development of an improved lung function test.

The mission of the Company is to build a valuable business, recognised internationally for its approach to therapeutic discovery, development and commercialisation in the fields of respiratory and autoimmune diseases.

6.2 Industry Overview

The pharmaceutical industry is a global industry that supplies medicinal products for human or veterinary health. The global human pharmaceutical market, measured by the 13 leading countries, had sales of US$293 billion in the 12 months to June 2003. According to the IMS Health Drug Monitor, drugs for cardiovascular disease were the largest single therapeutic category in those territories, with sales of US$56 billion in the 12 months to June 2003. Respiratory disease (including cystic fibrosis, asthma and chronic obstructive lung disease) was the fourth largest therapeutic category, with sales of US$27 billion at a growth rate of 3% in the 12 months to June 2003. The musculo-skeletal therapeutic category, which includes rheumatoid arthritis and multiple sclerosis, had sales of US$18 billion at a growth rate of 7% in the 12 months to June 2003.

6.3 Strategy

The goal of the Company is to build a fully integrated pharmaceutical company developing and commercialising specialist therapeutic products both independently and in collaborative relationships with selected market leaders. Key aspects of the Company's strategy comprise:

- Focusing on highly attractive product development and commercialisation opportunities. The Company is developing products that address selected categories of chronic respiratory and autoimmune disease markets. These markets represent highly attractive opportunities for Pharmaxis due to:
  - the limited number of effective and convenient alternative therapeutic options. By way of example there are few effective therapies for cystic fibrosis patients and no product comparable to Aridol™ is currently available;
  - current treatments represent a significant cost to the healthcare system and represent potential high value product opportunities;







- current treatment alternatives suffer from patient dissatisfaction. As an example, for chronic obstructive lung disease, current treatment alternatives are sometimes ineffective and sometimes use inconvenient nebuliser systems. Bronchitol, however, offers the potential of both a safe and effective therapy and the convenience of a hand-held portable dry powder inhalation device; and
- the markets in which some of the Company's projects will operate are highly concentrated and primarily served by specialist physicians. As such, they are accessible and can be addressed effectively with a relatively modest commercialisation infrastructure. In many cases key opinion leaders in these physician groups are participants in Pharmaxis' late stage clinical development programs. As such these highly regarded physicians become fully aware of the product's potential.

- **Participating in the complete product development and commercialisation value chain.** Pharmaxis intends to build a fully integrated specialist pharmaceutical company. It has focused strategically on attractive product development opportunities where it can undertake the complete product development, registration and commercialisation activities. Pharmaxis has assembled a high calibre pharmaceutical product research, development and commercialisation management team and has advanced its products in certain cases through to late stage clinical development with the associated completion of manufacturing infrastructure.

In situations where its products address markets that are larger, more diverse or in some way less accessible, Pharmaxis will establish selective collaborative relationships with market leaders, to capture the maximum value from its investment in product related research and development.

- **Focusing on its core therapeutic markets and maintaining a diversified product pipeline.** To mitigate the risk of any one product's delay or failure, Pharmaxis has established a portfolio with a diversified product development pipeline in its selected therapeutic categories. This product pipeline is diversified both from the perspective of the differentiated approach to multiple disease categories and in terms of its variety of stages of pre-clinical and clinical development. Pharmaxis will seek to maintain a diversified product pipeline consistent with its core competencies in its selected therapeutic markets.
- **Expanding the Company's research and development pipeline.** The Company will build selectively by strengthening its existing technology, and may also acquire complementary technology and drug development candidates from research institutes, universities and private and public companies. These acquisitions may take the form of collaborations, licensing arrangements or outright purchase of intellectual property, research groups or corporate entities in a manner determined by the board of Directors at that time. In addition, the Company will evaluate opportunities to acquire other businesses that complement its existing business, and either add to the product development pipeline or enhance the Company's ability to execute its strategy.


ARID

Product	Target Application	Targeted Product Features	Approximate Patient Population World[(ii)]
Bronchitol	Cystic fibrosis	Quantitative improvement in lung function, more effective clearance of mucus, reduced infection rate, improved quality of life	75,000
Bronchitol	Chronic obstructive pulmonary disease – Bronchiectasis	Improved mucus clearance, improved quality of life, reduction in infection rate	580,000
Bronchitol	Chronic obstructive pulmonary disease – Chronic bronchitis	Improved mucus clearance, improved quality of life	30,000,000
Aridol™	Lung function test – Management of asthma treatment	Monitoring of asthma severity allowing improved management of asthma medications	Data not available[(i)]
PXS25	Multiple sclerosis	Reduce severity of disease, shorten disability periods	1,100,000
PXS2000	Multiple sclerosis	Alleviate symptoms	1,100,000
PXS25	Rheumatoid arthritis	Retard progression of disease	5,500,000

Notes:

(i) The Aridol™ test is currently being developed for sufferers of asthma with moderate to severe forms of the disease. For illustrative purposes only, the world population of asthma sufferers is approximately 30 million and the market size of treatments for asthma is A$5,069 million. The Company has no reliable figures of how much of this market the Company can target and there are currently no reliable figures available as to the potential patient population size and existing market size for a lung function test.

(ii) References to "World" in this table only includes the eight largest pharmaceutical markets.



Approximate Market Size (sale of existing treatments)	Development Status	
World A$[(1)]	Development status as at September 2003	Plans for 2004 and 2005
575 million	Commenced multicentre phase II clinical study in Australia	Complete phase II dose ranging study; commence phase II/III clinical trials in Australia, UK and U.S.; and commence major phase III clinical trials in Australia and U.S.
Data not available. Market data not segregated from chronic obstructive pulmonary disease/chronic bronchitis described below	Commenced phase II proof of efficacy in Australia and New Zealand	Complete phase II proof of efficacy; commence and substantially complete international phase III clinical trial
3,840 million	Pilot proof of concept study completed	Wait for completion of the bronchiectasis trials
Data not available[(1)]	Commenced phase III clinical trial for Australian and European registration; commenced long-term toxicology studies	Complete phase III clinical trials; prepare and lodge marketing authorisation applications in Australia and Europe; commence marketing and sales in Australia and Europe
3,533 million	Commenced scale-up synthesis and toxicology studies	Initiate and complete phase I safety studies in humans. Commence phase II proof of efficacy clinical trials
3,533 million	Candidate identified	Complete scale-up synthesis and toxicology studies, commence phase I clinical trial – safety in humans
3,600 million	Commenced scale-up synthesis and toxicology studies	Complete phase I safety studies in humans, commence phase II proof of efficacy clinical trials



6.4 Product Pipeline and Portfolio

The table below illustrates the Company's pipeline of products and gives an indicative timeframe for the research and development of those products. The Company currently has four projects at clinical study stage (in patients), two projects in pre-clinical evaluation (prior to being administered to volunteers or patients) and one research project to identify a compound for development.

The Company has a suite of products that are being developed simultaneously for large world markets, each in various stages of development. The Company's development program has been designed to produce a series of marketed products over the coming years.


Clinical Trials
Research Laboratory Studies
Pre-clinical Safety Testing
Phase I Healthy Volunteer
Phase II Patient Studies
Phase III Patient Studies
Registration
Respiratory diseases
Bronchitol – Cystic Fibrosis
Bronchitol – Bronchiectasis
Bronchitol – Chronic Bronchitis
Aridol™ – Airway Function
Immune response modifiers
PXS25 – Multiple Sclerosis
PXS25 – Rheumatoid Arthritis
PXS2000 – Multiple Sclerosis
3-5 years
15 months
15 months
18 months
18 months
12 months
Indicative time to complete
Refer to section 6.7 of this Prospectus.

6.5 Respiratory Diseases

6.5.1 Bronchitol for respiratory diseases

Pharmaxis is developing Bronchitol for the management of various chronic obstructive lung diseases, in particular cystic fibrosis, bronchiectasis and chronic bronchitis. Bronchitol is a proprietary formulation of mannitol in a dry powder inhaler system. Mannitol is readily available and is used variously as a food additive, a therapeutic product and a sweetener. Bronchitol is formulated as a dry powder of a specific particle size to allow effective respiration of the mannitol into the lungs. Bronchitol has been licensed from CSAHS.

The lungs (and other mucosal surfaces of the body) have a natural mechanism for cleansing and protecting the mucosal surface. Mucus is secreted by cells lining the lung. Specialised surface cells projecting cilia beat continuously and propel the overlying blanket of salt, water and mucus to the throat where secretions are swallowed or expelled (this process is called mucociliary clearance).

Many people who suffer from various chronic obstructive lung diseases such as bronchiectasis, chronic bronchitis and cystic fibrosis are generally affected by a breakdown in the natural process of mucosal hydration and mucociliary clearance. Sufferers face the constant challenge of clearing excessive and thickened lung secretions. A key therapeutic goal for clinicians treating these patients is to assist in the resumption of the natural process of mucosal hydration and mucociliary clearance.

In a number of trials in diseased patients and healthy volunteers, inhaled mannitol has been shown to be safe and well tolerated and to effectively assist in the hydration of mucus and promote mucociliary clearance. The results to date have been published in prominent respiratory journals including American Journal of Respiratory and Critical Care



Bronchitol is prepared as a powder of a specific particle size and a measured dose incorporated into a capsule. The device delivers the measured dose to the patient's lungs.

Medicine, Paediatric Pulmonology, European Respiratory Journal and Chest. These findings have been well received by leaders in the field of lung disease at international meetings of Thoracic Societies in Europe, Canada and the U.S.

Bronchitol for cystic fibrosis

Pharmaxis is developing Bronchitol as a therapy for the management of cystic fibrosis.

The disease

Cystic fibrosis is a life-threatening disease involving a genetic mutation that disrupts the cystic fibrosis transmembrane regulator protein. This protein acts as an ion-specific channel that modulates salt and water transport. A disruption to the balance of salt and water leads to poorly hydrated and thick mucus secretions in the airways and lungs and a severely impaired ability to clear excessive mucus through the natural process of mucociliary clearance. Impairments in these vital lung defence mechanisms typically begin in early childhood and often result in chronic secondary infections, resulting in progressive lung dysfunction and deterioration.

Respiratory failure accounts for about 90% of deaths in patients with cystic fibrosis. According to the U.S. Cystic Fibrosis Foundation, the median life expectancy today for patients with cystic fibrosis is 31 years.

There are 33,000 diagnosed cystic fibrosis patients in the United States and a total of 75,000 in the eight major pharmaceutical markets. In Australia, 2,500 people suffer from the disease. The problem of mucus clearance and resulting progressive deterioration in lung function is common to all sufferers and is a chronic lifelong disability.

A clinical trial participant undergoing treatment with Bronchitol for the management of her chronic lung complaint.



Treatment options

Currently there is no cure for cystic fibrosis. The goal for clinicians treating sufferers of cystic fibrosis is to hydrate, breakdown and mobilise the viscous, excessive mucus secretions and thus improve lung function and reduce the number and severity of secondary lung infections. Doctors typically prescribe various nebulised agents and recommend physical therapy, but treatment options are limited and of these, few are effective. In cases where secondary infections have occurred, clinicians may prescribe an antibiotic. In addition most treatment options suffer from the inconvenience of nebuliser delivery requiring a time consuming, at-home procedure.

Expected product advantages

Pharmaxis expects Bronchitol to meet the key clinical goals in the management of cystic fibrosis, that of stimulating mucociliary clearance, reducing the viscosity of mucus and enhancing cough clearance. In addition to helping patients clear mucus more effectively and improving quality of life, the Company expects that the use of Bronchitol will improve lung function and reduce the number of infectious episodes and the need for antibiotics.

In addition, the Company believes an important advantage of Bronchitol is that it is formulated as a respirable powder and administered by a convenient, hand-held, pocket-sized device making it significantly more user friendly and portable than nebulised aerosols.

Development program

Studies performed by clinicians at Royal Prince Alfred Hospital in Sydney evaluated inhaled Bronchitol's impact on mucociliary clearance in cystic fibrosis patients. In these studies a single intervention with Bronchitol increased mucociliary clearance over 24 hours. These proof-of-concept studies for the acute benefit of Bronchitol on mucociliary clearance have been published in various well-respected medical journals. This is a significant advance for patients with cystic fibrosis and the Company is undertaking further studies aimed at assessing the benefit of long-term daily use.

It is expected that the use of Bronchitol will improve mucus clearance and thereby reduce infectious episodes and antibiotic use. The Company has commenced longer-term clinical studies to determine the optimum dose and frequency of administration to maximise clinical benefit for the patient. Key trial sites have been identified and 60 patients are being recruited for a two-week trial of daily Bronchitol inhalation. The data generated from this trial is scheduled to be available in the second quarter of 2004 and will be used to support phase III studies in Australia, the U.S. and the U.K.

As a prerequisite to longer-term (three-month) chronic studies, a comprehensive rodent safety study of chronic Bronchitol inhalation is in progress. The Company is aiming to have all studies completed to enable submission of a general marketing approval with Australian, U.S. and European regulatory authorities before the end of 2007.

Bronchitol for bronchiectasis and chronic bronchitis

A new treatment for the management of chronic obstructive pulmonary disease

This application of the Bronchitol technology has been investigated in patients suffering from chronic obstructive pulmonary disease. The phase II clinical studies have been undertaken in a condition known as bronchiectasis and pilot studies have also been completed in patients with chronic bronchitis. These studies have been positive and the Company is currently undertaking more extensive studies.

The diseases

Chronic bronchitis is defined as the presence of chronic productive cough for at least three months in each of two consecutive years, without other specific causes of cough. These symptoms result from inflammation and scarring of the lining of the bronchial tubes.

Symptoms of chronic bronchitis include the presence of yellow/green mucus, shortness of breath, and acute exacerbations consisting of worsening cough and mucus production and shortness of breath. Patients with chronic bronchitis experience persistent airway inflammation and airflow obstruction, with recurrent exacerbations often induced by bacterial pathogens contributing to the progressive decline in pulmonary function. Infectious exacerbations not only cause direct damage to the bronchial epithelium, but also contribute to the maintenance of chronic inflammation and immune-mediated cell damage.

Bronchiectasis is a disease characterised by irreversible dilation and destruction of bronchial walls. Bronchiectasis results in impaired mucociliary clearance, excessive mucus secretions throughout the bronchial tree and consequential secondary infections.

Worldwide, there is an estimated 30 million people affected with chronic bronchitis. Mortality is significant in this condition. In the U.S. and most western European countries, chronic obstructive pulmonary disease represents the fourth leading cause of death following heart disease, cancer and stroke. Many of the deaths associated with chronic bronchitis are included in the chronic obstructive pulmonary disease figure that now accounts for over 100,000 deaths a year.

Treatment options

Conventional treatment of chronic bronchitis consists of various general supportive measures, as well as pharmacologic management. Supportive measures include giving up smoking, limiting exposure to dust and chemicals, avoiding sudden temperature changes, chest physiotherapy, deep-breathing exercises and increased fluid intake to keep bronchial secretions thin. The mainstays of conventional pharmacologic management of chronic bronchitis and bronchiectasis target:

- dilation of the airways;
- reduction of airway inflammation; and
- mobilisation and clearance of mucus secretions.

While there are a number of pharmaceutical options to dilate the airway and reduce airway inflammation, there are few therapeutic products available to effectively clear excess mucus secretions.

Expected product advantages

The Company expects Bronchitol to address the need for an effective agent for the clearance of excess mucus secretions. The Company believes that the use of Bronchitol potentially in combination with other agents will improve lung function and improve the quality of life for chronic bronchitis and bronchiectasis sufferers.

Development program

A patient study undertaken by clinicians at the Royal Prince Alfred Hospital has shown that inhaled Bronchitol can bring about an improvement in mucus clearance for patients suffering from bronchiectasis. Analogous to the results that are being obtained in patients with cystic fibrosis, the Company believes there is a role for Bronchitol in treating patients suffering chronic obstructive pulmonary diseases such as chronic bronchitis, bronchiectasis and smoking-related diseases. Longer-term chronic studies are in progress.

Percentage fluid clearance from lungs of bronchiectasis patients with and without Bronchitol


Right peripheral region of lung
Mean % Clearance
40
30
20
10
0
-10
24 hr
p<0.003

This data was taken from an acute study in patients suffering from bronchiectasis and having difficulty with mucus clearance. The data shows that the effect of Bronchitol is rapid and durable.

Clinical studies are in progress and the ultimate goal is to demonstrate an improved quality of life for the patient through:

- reducing the number of bacterial infections;
- improving the oxygen delivery from the lungs;
- reducing the need for physiotherapy;
- reducing the need for hospitalisation;
- improving exercise capacity;
- improving sleep quality and
- improving lung function.



The phase II clinical trials are due to be completed in 2004 and the Company is aiming to have all studies completed to enable submission of a general marketing approval for bronchiectasis with the Australian regulatory authorities by 2006. Clinical trials for the use of Bronchitol for the treatment of chronic bronchitis will be scheduled following completion of the above bronchiectasis studies.

Aridol™ for monitoring lung function

The Company is developing a simple, rapid and inexpensive to manufacture test that will diagnose not only the presence but, most importantly, the severity of bronchial hyper-responsiveness consistent with various respiratory diseases such as asthma.

The disease

Asthma is a condition which affects the small airways of the lungs. People with asthma have sensitive airways, which, when exposed to certain 'triggers' can cause the airways to narrow, leading to difficulty in breathing. The narrowing of the airways is caused by inflammation and swelling of the airway lining, the tightening of the muscles around the airways and the production of excess mucus. The result is a reduction of air flow in and out of the lungs.

Asthma is a major public health problem. Approximately 2 million Australians have reported asthma as either a recent or a long-term condition. There are about 15 million asthmatics in the U.S. Recent studies have shown that asthma incidence in Australian children is increasing. Asthma remains a major cause of mortality and morbidity with over 500 deaths from asthma in Australia in 2001.

Treatment options

Although there are multiple therapeutic options for asthmatics, a key challenge is effective diagnosis and monitoring. Underdiagnosis and misdiagnosis of asthma is a serious unmet medical need causing extensive morbidity and mortality. Much of the deterioration in the quality of life of the asthma sufferer could be prevented through correct early diagnosis of the disease, appropriate treatment and effective ongoing monitoring.

A diagnosis of asthma is currently achieved using hypertonic saline or methacholine as a provocative agent. At present there is no accepted product for the monitoring of asthma severity and therefore no method of regulating medication levels.

Expected product advantages

The Company considers the Aridol™ test will be:

- simple, rapid and inexpensive;
- specific for the presence and severity of bronchial hyper-responsiveness and asthma;
- convenient and not restricted to specialist centres.

Development program

Studies using the Aridol™ test have been performed in 500 adults and children with asthma and in healthy subjects. Over 1,000 tests in total have been carried out and these have established the efficacy, safety, repeatability and patient acceptability of the test. No untoward side effects have been experienced and no medical intervention has been required during testing. The median time to complete a positive test is 13 minutes and the median time to complete a negative test is 21 minutes.

The ability of Aridol™ to confirm a diagnosis of asthma represents a modest market opportunity. However, a more significant market opportunity exists for its ability to determine the severity of disease progression and the effectiveness of therapeutic intervention.

The development of Aridol™ is now in its final clinical stages, with the 12-month pivotal phase III registration study having commenced. The data collected from this study will be used to file a marketing authorisation application in Europe and Australia. Additional data will be collected prior to submitting a marketing authorisation application in the U.S.

The Company is aiming to have all studies completed to enable submission of a general marketing approval application with the Australian and European regulatory authorities by the end of 2004.

6.5.2 Immune response modifiers for autoimmune disease

The Company is developing new immune response modifiers for the treatment of autoimmune disease, in particular, multiple sclerosis and rheumatoid arthritis. The lead candidates are PXS25 and PXS2000.

If functioning normally, the immune system reacts against foreign antigens and provides essential protection against infectious agents. In autoimmune diseases the immune system reacts to proteins or other molecules that are natural constituents of the body that normally do not illicit an immune response giving rise to diseases such as multiple sclerosis, rheumatoid arthritis, psoriasis and irritable bowel disease.

PXS25 for multiple sclerosis

The Company is developing PXS25 as a therapy for the management of multiple sclerosis.

The disease

Multiple sclerosis is a progressive debilitating disease of the central nervous system which is thought to be caused by an autoimmune reaction. The immune system attacks the protective protein sheath (known as myelin) that coats the axons (elongated extensions of nerve cells, or neurones, that send information to target cells in the brain and spinal cord). Myelin helps speed the conduction of nerve signals around the body. Damage to the myelin is eventually replaced by scar-like tissue, which further interferes with nerve signalling.

There are about 1.1 million people affected by multiple sclerosis in the developed world. There is no cure for multiple sclerosis although treatments aimed at delaying the progression of the disease do exist.

The average annual economic cost of multiple sclerosis in the U.K. has been estimated at more than £1.2 billion, or about £18,000 per patient. About 40% of this cost results from medical treatments and most of the balance from indirect costs, including lost earnings.

Treatment options

There are currently five drugs available for the treatment of multiple sclerosis, of which three are beta interferons.

The mechanism of action of the interferons in the treatment of multiple sclerosis is not well understood. To date, the major treatments concentrate on relieving the symptoms rather than addressing the underlying cause. Many of the current treatments have limited effectiveness, a poor side effect profile and suffer from low level of patient acceptability.

Expected product profile

The Company is developing PXS25 to target the underlying disease process. The market for a safe and effective agent with low side effects in the major forms of multiple sclerosis will be large, the total worldwide market in 2002 was more than US$2.3 billion.

The Company has an active research program designed to identify compounds that prevent inappropriate migration of immune cells (leukocyte) from the blood compartment to the surrounding tissue. PXS25 has been identified as such a compound and has demonstrated therapeutic efficacy in rodent models of autoimmune diseases such as multiple sclerosis and rheumatoid arthritis. The Company believes PXS25 stops enzyme expression and therefore prevents leukocyte migration to sites of inflammation.

Unlike existing approaches to the management of multiple sclerosis, PXS25 has the potential to be delivered orally.

Pharmaxis inhibitors prevent leukocytes reaching nerve cells


Leukocyte
PXS25 competes with enzyme binding
Mannose phosphate receptor
Mannose 6 phosphate
Enzyme
Endothelial subcellular matrix

Development program

PXS has been studied in widely accepted rodent models of experimentally induced multiple sclerosis.

Overall, treatment with PXS25 has resulted in a marked reduction in peak severity of disease signs, with complete abrogation of disease in some experiments.

Treatment of rodents with PXS25 following experimentally induced multiple sclerosis


Severely impaired
Increase in disease severity
Normal
Untreated
PXS25 treated
4
5
6
7
8
Days of Treatment

In pre-clinical trials, rodents treated with PXS25 did not develop the symptoms of the disease and remained normal throughout the course of the study. This important result highlights the potential of this class of compound and is superior to published results obtained in this model with the current clinical treatments.

The Company has commenced toxicology studies and initial clinical trials are scheduled for 2004.

PXS25 for rheumatoid arthritis

The same technology that gave rise to PXS25 has a number of other potential applications. The Company is studying new compounds from this family for their potential application in other autoimmune diseases such as rheumatoid arthritis.

The disease

Rheumatoid arthritis is a form of arthritis that leads to inflammation in the lining of the joints. Although its exact cause is unknown, it is thought to result from an autoimmune condition. Rheumatoid arthritis varies a great deal from person to person. For some sufferers, it can last for up to a couple of years, then goes away without causing any noticeable damage. Other patients have mild or moderate disease, with periods of worsening symptoms, called flares, and periods in which they feel better, called remissions. Still others have severe disease that is active most of the time, lasts for many years, and leads to serious joint damage and disability.

Rheumatoid arthritis affects 1-3% of the population in the U.S. and Europe, 70% of the sufferers are women, with a usual age of onset of 30-40 years.

Treatment options

The disease modifying anti-rheumatic drugs are reserved for moderate to severe forms of the disease. They have demonstrated an ability to alter the course of the disease but are associated with increased safety risks.

Expected product profile

The Company has discovered that immune cell inhibitors such as PXS25 can also have a positive impact on the progression of rheumatoid arthritis in rodent models of the disease. The Company believes that PXS25 will inhibit inflammatory cells from migrating to the joint and halt the progression of the disease. Unlike the more recent innovations in this market, PXS25 has the potential to be delivered orally.

Development program

PXS25 has been studied in rodent models of experimentally induced arthritis. In these studies PXS25 had a marked effect on disease progression. Those rodents treated with PXS25 did not progress to the more severe form of the disease, and by the end of the experiment were returning to normal. In contrast, those rodents that did not receive the drug developed extensive symptoms of experimentally-induced arthritis. This result highlights the excellent potential for this class of compound in rheumatoid arthritis.

Treatment of rodents with PXS25 following experimentally induced arthritis



Severe Impairment
Increase in disease severity
Slight Impairment
Normal
Untreated
PXS25 treated
6
8
10
12
14
16
Days of Treatment

PXS25 has commenced pre-clinical safety studies and the Company is scheduling initial clinical trials for 2004.

PXS25 technology is potentially applicable to other autoimmune diseases. A research initiative of the Company is to examine the effects of the compounds on other diseases such as inflammatory bowel disease and psoriasis.

PXS2000 for the treatment of multiple sclerosis
PXS2000 is a new synthetic compound which was discovered by the Company's research scientists and exploits the positive clinical benefits that can be obtained from the administration of cannabis. PXS2000 is a selective cannabinoid ligand, and is anticipated to provide relief of symptoms for people with autoimmune diseases such as multiple sclerosis.

The approach
Cannabinoids are compounds derived from the cannabis sativa plant, commonly known as marijuana. The most active constituent of the naturally occurring cannabinoids is tetrahydrocannabinol. This compound was isolated and identified in the 1960's and since that time there has been scientific interest in the effects and pharmacology of the cannabinoids. However, prior to the discovery of tetrahydrocannabinol, the effects and benefits of marijuana use have been known for several thousand years. Marijuana-based medications have been a mainstay of many herbal and folk medicines for many centuries. Among the beneficial pharmacological properties attributed to marijuana are analgesia, lowering blood and intraocular pressure and anti-emetic activity in both animals and man. Indeed, in NSW, it is proposed that marijuana use be permitted in certain limited situations, such as its use in cancer patients for ameliorating the nausea induced by chemotherapy, for treating pain or for reducing the side effects associated with multiple sclerosis.

As marijuana's beneficial effects have long been known, so have its negative effects. Notably psychological distortions of perception, loss of short-term memory, loss of motor coordination, sedation and euphoria.

The Company has been working on developing new treatments based on the findings that the administration of cannabis can be of therapeutic effect. The Company has now developed a new series of compounds, typified by PXS2000, that retain the beneficial properties associated with cannabis but remove the undesirable psychotropic effects. These new compounds have shown positive effects in rodent models of multiple sclerosis.

Development program
PXS2000 represents the lead compound for the Company in this area and is undergoing tests to determine its suitability for clinical use. It will be developed to assist with the management of the side effects associated with multiple sclerosis. PXS2000 is also being investigated for its potential in treating other autoimmune diseases such as asthma.

The Company is scheduling pre-clinical toxicology studies for 2004.

6.6 Manufacturing

6.6.1 Bronchitol and Aridol™
Mannitol (the major raw material of Bronchitol and Aridol™) is readily available and there are a number of suppliers of Good Manufacturing Practice grade material suitable for Bronchitol and Aridol™ production. The Company has established a GMP accredited facility in Sydney, NSW that is producing Bronchitol and Aridol™ for clinical trials. The TGA inspected the Company's facilities and issued a licence to manufacture therapeutic goods in May 2003 for the manufacture of clinical trial material (licence number 170995). The Company expects to require additional facilities as commercial demand for the product increases.

6.6.2 PXS25
The scale-up manufacture of PXS25 has been developed by the Company's scientists. The manufacture of the material is through a totally synthetic process using readily available starting materials. Sufficient drug substance has been prepared by the Company's scientists to undertake pre-clinical development. GMP grade material is not required for the pre-clinical and early clinical evaluation.

6.7 Regulation and Approval Process

The development of human therapeutic products is a highly regulated process. Evaluation and testing for safety and efficacy proceed through laboratory (research), animal (pre-clinical) and human (clinical) phases of development. Guidelines have been prepared by the International Committee on Harmonisation which have provided a consistent set of test guidelines applicable to the major pharmaceutical territories of the world before evaluation in humans can proceed. These guidelines cover the manufacture of the drug substance, the manufacture of the dosage form and the safety testing. The Company conducts its pre-clinical safety evaluation in accordance with these guidelines.

Clinical testing involves a three-phase process.

- In phase I, clinical trials are conducted with a small number (typically 10-50) of healthy subjects to determine the early safety profile and pharmacokinetic profile (pattern of drug distribution and metabolism).
- In phase II, clinical trials are conducted with groups of patients with a specified disease (typically 100-200) to determine preliminary effectiveness, optimal dosages and expanded evidence of safety. This is intended to show that the drug is effective in different patient populations under a variety of doses.
- In phase III, large-scale (typically >1,000), multicentre, comparative clinical trials are conducted with patients with the target disease to provide sufficient data to statistically evaluate the effectiveness and safety of the product. During these clinical studies, the manufacture of the drug will be refined and an optimal formulation will be selected. Additional safety studies will be required, including long-term toxicology studies (possibly of 12 months duration) and carcinogenicity studies. The Company will also undertake a detailed study of the pharmacology of the drug as well as identify any breakdown products and the routes of excretion.
- The Company's therapeutic and diagnostic products require regulatory approval by governmental agencies before the Company can start testing in humans and marketing.

For a summary of the risks associated with the regulation and approval process, refer to section 11 of this Prospectus.

Drug registration and reimbursement process in Australia



Point at which approval looks likely – ADEC delegate submission was positive
Complete phase III clinical studies
30 days
Dossier compilation
Submission to TGA
60 days
Quality, safety and efficacy checks
Drug approved for marketing
Ongoing monitoring of adverse effects by Adverse Drug Reactions Advisory Committee
Select a comparator reimbursement approval
Randomised head to head trials or meta analysis
Develop pharmacoeconomic evaluation
Submit application
Drug approved for reimbursement
Rejected
• Pharmacoeconomic evaluation against comparator
• Estimate implications for pharmaceutical benefit scheme
• Estimate usage over two years

6.8 Intellectual Property

6.8.1 Patents

The Company has the benefit of a portfolio of four core patent families.

These are based on:

- a licensed patent family of a new formulation of mannitol facilitating mucociliary clearance in diseases such as cystic fibrosis and chronic obstructive pulmonary disease and for a lung function test for the management of asthma; and
- two licensed patent families and one of the Company's own patent families based on the use of carbohydrate-based drugs as anti-inflammatory agents.

The Company also has two provisional patent families based on the use of carbohydrate-based drugs as anti-inflammatory agents.

The Company's portfolio of patent families and provisional patent families is set out in the Report on Intellectual Property in section 10 of this Prospectus.

In respect of the intellectual property that is referred to in the Report on Intellectual Property which the Company does not own, the Company has entered into licence arrangements to secure the intellectual property.

6.8.2 Licences

CSAHS Licence

The Company has secured a licence to intellectual property relating to the use of respirable dry powders for assessment of bronchial hyper-responsiveness, a condition consistent with active asthma, for monitoring steroid use in asthma patients, and for the management of diseases such as cystic fibrosis, bronchiectasis and chronic bronchitis. The test was developed in the Department of Respiratory Medicine at the Royal Prince Alfred Hospital, Sydney, NSW, which collaborates with the Company on the development of this technology.

Anutech Licence

The Company has entered into an agreement with Anutech (as agent for and on behalf of the ANU) to exclusively licence intellectual property possessed by the ANU in the area of phosphosugars and their analogues as anti-inflammatory agents. The Company's ongoing research and development has led to filing of further patents in this area that are owned exclusively by the Company.

For a summary of the CSAHS Licence and the Anutech Licence, refer to section 12 of this Prospectus. Refer to the Report on Intellectual Property in section 10 of this Prospectus for details of the licensed patents.





7 : Board, Management and Employees

Section



L - R
Charles Kiefel
Carrie Hillyard
Denis Hanley
David McGarvey
Alan Robertson
Brigitte Smith
Brett Charlton
Malcolm McComas

7.1 Board of Directors

Denis M Hanley MBA
Independent Chairman

Denis is recognised as a leading expert in developing and commercialising new Australian technology. He also has extensive experience in growing Australian corporations to become successful global entities. He is a fellow of the Australian Institute of Company Directors and a Fellow of CPA Australia.

In 1994, Denis was awarded membership in the Order of Australia and the Clunies Ross Medal for his work in helping Australian technology businesses commercialise their assets. He is a foundation member of the Principals group of companies, which focuses on helping Australian technology businesses commercialise their technologies.

For 14 years Denis led Memtec Limited, first as Managing Director and later as Chairman and CEO. During this time Memtec grew from a small start-up company with four employees, to become a successful NASDAQ and later NYSE-listed global business with 1,800 employees, multiple technology platforms and a market capitalisation of approximately $900 million.

Memtec grew organically but also internationally through the acquisition of related businesses and their successful integration into the overall global business.

Prior to his Memtec experience, Denis spent more than a decade at the international medical company Baxter Labs, both in the U.S. and also as their Australian Managing Director.

Denis has also served as a Board member and then Chairman of the IR&D Board, a Member of the Prime Minister's Science and Engineering Council, a Member of the Industry & Higher Education round table, a Member of the Australian Council for the Development of Environmental Opportunity and as Chairman of Judges at the Australian Technology Awards.

In 1976, Denis was awarded an MBA with High Distinction and was named a Baker Scholar at the Harvard Graduate School of Business Administration.

Alan D Robertson BSc, PhD
Chief Executive Officer

Alan has more than 20 years' experience in drug discovery and development with leading pharmaceutical companies. He has also assisted early-stage pharmaceutical companies in their start-up and development.

Alan is the co-inventor of 18 patents and author of more than 35 scientific papers. He has a PhD in synthetic organic chemistry from the University of Glasgow and undertook a three-year post-doctoral appointment with Nobel Laureate, Professor Sir John Cornforth, at the University of Sussex.

Alan joined the pharmaceutical company Wellcome plc in 1984 as a medicinal chemist working on the design and synthesis of new prostaglandin compounds. During this period a number of innovative discoveries were made and two compounds progressed to clinical study. Alan then led a large team of medicinal chemists targeting new treatments for migraine and cardiovascular disease from which a number of important scientific discoveries were made.

Three compounds progressed to clinical study and one to market. This compound, now known as Zomig, is distributed and marketed worldwide by Astra Zeneca.

He joined the Faulding group in 1992 as New Product Development Manager with specific responsibilities for the global development of generic injectable drugs. He introduced a number of new formulations and helped expand the company from an imitator of marketed drugs to inventor. He was actively involved in introducing improved formulations, many of which were developed for worldwide sale and continue to contribute to Fauldings' growth.

In 1994, Alan joined Amrad Pty Ltd as Head of Drug Development and assisted in preparing Amrad for listing on the ASX. Alan was also responsible for a large number of drug discovery/development projects, three of which have now reached the stage of clinical trials in patients.

Since leaving Amrad Pty Ltd in 1999, Alan has assisted in the establishment of two start-up companies, Promics Pty Ltd and Pharmaxis, as well as providing expert drug discovery and development advice to Kinacia Pty Ltd.

Brett Charlton MBBS, PhD
Medical Director

Brett is a medical researcher and specialist, particularly in the areas of autoimmune disease. Brett co-founded Pharmaxis in 1998 and has negotiated licence and research arrangements with the ANU for intellectual property and research facilities. He helped to successfully attract funding from Rothschild Bioscience, AusIndustry Start, the ACT Government and the Biotechnology Innovation Fund.

He has an MBBS with Honours from the University of NSW. He completed a PhD at the Centre for Biomedical Engineering in 1985. He has written more than 60 scientific papers, attracted significant research grants, and served on several professional society committees.

After completing his PhD, Brett was an NH&MRC postdoctoral fellow at the Walter and Eliza Hall Institute, and visiting clinician at Royal Melbourne Hospital working on diabetes and autoimmunity. Brett was recruited to the Baxter Centre for Medical Research in 1988 and was a part of Baxter Healthcare's technology and business assessment team. He produced corporate strategy reports for the Baxter Healthcare board in the fields of diabetes and transplantation and was responsible for establishing and managing a multi-centre clinical trial in renal dialysis.

In 1992, Brett took a Research Associate position in Immunology at Stanford University working on autoimmune disease. He also consulted to Sciclone Pharmaceuticals and the Polymer Technology Group.

In 1995, he was awarded the Aza/Lilly Diabetes Fellowship of Diabetes Australia and returned to a faculty position at the John Curtin School of Medical Research, which he still holds. He was founding Medical Director of the National Health Sciences Centre in Canberra and established the Clinical Trials Unit where he was responsible for the conduct of clinical trials arising from research at the ANU. He has managed research programs in autoimmunity including successfully attracting research grants of more than $3 million and has been involved in the management of clinical trials for 15 years.

Brigitte H Smith B.Chem Eng, MBA, MALD
Non-executive Director

Brigitte is a venture capital investor, with more than 10 years' experience in strategy and working with early stage technology businesses. A former Fulbright Scholar, in 1995 Brigitte was awarded an MBA with Honours from the Harvard Business School, and a Master of Arts from the Fletcher School of Law and Diplomacy. She also holds a Bachelor of Chemical Engineering with Honours from the University of Melbourne and is a Member of the Australian Institute of Company Directors.

Brigitte worked as a strategic management consultant for Bain & Company between 1989 and 1992. After working for Motorola to develop an international customisation strategy for a $3 billion product group, she commenced a business and corporate development role for Molten Metal Technology, a spin-out company from the Massachusetts Institute of Technology. During her time at Molten Metal Technology, the company grew from 150 to 650 employees, and to a market capitalisation of US$1 billion.

On returning to Australia, Brigitte consulted to a variety of early stage technology-based businesses before joining Rothschild Bioscience in 1998. In 2002, Brigitte and her business partner completed a management buy-out of Rothschild Bioscience's $150 million specialist life science venture capital business and formed GBS Venture Partners, of which she is Managing Director. Brigitte sits on the board of four of GBS Venture Partners' portfolio companies.

Brigitte is an Adjunct Senior Lecturer at Melbourne Business School where she teaches Entrepreneurial Finance. She has published eight case studies and five academic papers.

Charles PH Kiefel BCom
Non-executive Director

Charles has more than 17 years' experience in the financial and investment banking sector having advised clients in a broad range of industry sectors including information technology and data communications, pharmaceutical,

telecommunications, financial services, environmental and water management, resources and mining, utilities and transport. Charles has relevant experience with technology growth companies including serving as an original investment banker in the initial public offerings and equity raisings for Memtec Ltd and Datacraft Limited. Charles has wide experience and access to equity investors including high net worth individuals, institutions and fund managers.

Charles was formerly Managing Director of Corporate Finance at ANZ Investment Bank and worked in the ANZ Banking Group for 10 years. Prior to joining the ANZ Banking Group, Charles worked as a chartered accountant with Coopers&Lybrand in Sydney and London, served as Director of Corporate Finance at Ord Minnett, and also worked with Lazard Brothers & Co. Ltd (London) and Lazard Frere (New York).

Charles is current Chairman of the Military Superannuation and Benefits Board of Trustees and serves on a number of company boards including Lochard Limited, Universal Biosensors Pty Ltd, Wilson HTM Asset Management Limited (non-executive Chairman), Wilson HTM Capital Management Limited (non-executive Chairman), The Principals Funds Management Pty Ltd and The Principals Cornerstone Fund Pty Ltd. He is also retained as a consultant U.S. money manager.

Charles is a Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors. He has a Bachelor of Commerce from the University of NSW.

Malcolm J McComas BEc, LLB
Non-executive Director

Malcolm McComas has 18 years' investment banking experience and five years' legal experience. He has experience in equity and debt finance, acquisitions and divestments, and the structuring and implementation of major equity issues and privatisations. He has advised on more than 50 equity issues for corporations, institutions and governments in various sectors including financial institutions, consumer products, media and telecommunications, manufacturing and healthcare.

Since 1999, he has been a director of Grant Samuel, the corporate advisory, property services and funds management group. In the 10 years from 1988, he established and developed County NatWest's Corporate Finance business which in 1998 became, through a merger, the Investment Banking division of Salomon Smith Barney in Australia (a subsidiary of Citigroup, Inc). Malcolm was a Managing Director and Co-Head of Investment Banking at Salomon Smith Barney. He was Managing Director of Investment Banking at County NatWest. He has also had executive roles with Morgan Grenfell (now a subsidiary of Deutsche Bank AG) in Australia and London. He was formerly a lawyer in Melbourne, where he specialised in tax and corporate reorganisations.

Malcolm has a Bachelor of Economics and a Bachelor of Laws from Monash University. He is a director of ION Limited, a Fellow of the Securities Institute of Australia and a member of Markets Policy Group.

Carrie Hillyard BSc (Hons), PhD, FTSE
Non-executive Director

Carrie has more than 20 years' experience in medical research and commercialisation, including eight as the Director of Research and Development for AGEN Biomedical Ltd. in Brisbane, where she led a staff of 25 scientists in the development of new diagnostic tests and technologies for human and veterinary medicine.

She is the inventor of six patent families and has been responsible for the development of new products from initial research to commercialisation and clinical trials. Her roles have also involved liaison with pharmaceutical companies and institutions, licensing of technology, managing collaborations, assisting entrepreneurs and early stage life science companies.

Carrie was a member of the Federal Industry Research and Development Board from 1995-1998, involving advice to government to promote the use of science and technology and in commercialising Australian research and development programs. She chaired the Tax Concession Committee from 1996-1997, was a member of the Start Grants and Biological Committees and a member of biotechnology, venture capital and pharmaceutical advisory boards to the Federal and Queensland Governments. Carrie is the Partner at CM Capital Investments responsible for the Life Sciences practice, a director of three other portfolio companies and a member of the board of the Australian Nuclear Science and Technology Organisation.

Carrie holds an honours degree from the University of London and a PhD for her early research in cancer and endocrinology of the menopause at the Royal Postgraduate Medical School (London). She has been a regular international speaker and has published more than 100 scientific papers. She was elected as a fellow of the Academy of Technological Sciences and Engineering in 1997 and awarded a Centenary medal in 2003.

David M McGarvey BA, CA
Company Secretary and Chief Financial Officer

For career synopsis, see summary under the heading 'Senior Management Team' in section 7.3 of this Prospectus.

7.2 Scientific Advisory Board

Sandra Anderson BSc Syd, PhD London, DSc London, FANZSRS
Sandra's major work has been in the field of asthma, particularly the application of measurement to its diagnosis and treatment. She has developed a variety of tests for identifying asthma and is a world authority in the measurement, management and mechanisms of exercise-induced asthma.

Sandra works in the Department of Respiratory Medicine of the Royal Prince Alfred Hospital, Sydney, where she holds the position of Principal Hospital Scientist. She is an Honorary Associate of the Department of Pharmacology at the University of Sydney and a Visiting Fellow of the University of New South Wales. She is a Vice President of Asthma NSW and is the Co-Chairman of their Research Advisory Committee. She has served as a member of the European Respiratory Society Task Force on Indirect Challenges and the Bronchial Provocation Committee of the American Academy of Allergy, Asthma and Immunology. She currently serves on an independent panel of the International Olympic Committee Medical Commission.

In 1990, she was awarded a Doctor of Science in Medicine from the University of London for her published research in clinical respiratory physiology. She has received the Fisons' Medal for Research from the Thoracic Society of Australia and New Zealand, the RPA Achievement Award, and later the RPA Foundation Medal for Research. In 2000, Sandra became the first Fellow of the Australian and New Zealand Society of Respiratory Science.

Sandra graduated as a Bachelor of Science in Physiology from the University of Sydney. She completed post-graduate training at the Universities of California (Cardiovascular Research Institute, San Francisco) and London (Institute of Diseases of the Chest, The Brompton Hospital) and received her Doctor of Philosophy in Medicine from the University of London for studies on 'Exercise-induced Bronchoconstriction'. She has more than 130 papers in peer-reviewed journals and 100 invited publications and book chapters.

Norbert Berend MBBS, MD, FRACP
Norbert is Director of the Woolcock Institute of Medical Research, Royal Prince Alfred Hospital, Sydney and is internationally recognised for work on the structure-functional relationships in chronic obstructive pulmonary disease.

Norbert has previously held positions on the NHMRC Grants Committee, the Asthma Foundation of NSW Research Advisory Committee and is currently Chairman of the Lincoln Centre for Bone and Joint Disease Research Advisory Committee. Norbert is active in national and international peer groups, is a member of the chronic obstructive pulmonary disease guidelines working party and serves on the Respiratory Clinical Expert Reference Committee, NSW Department of Health.

He is author of more than 95 publications, including 50 related to airways disease and emphysema and 10 related to infection in chronic obstructive pulmonary disease. Norbert is a Senior Investigator for the CRC for Asthma and a Director of the CRC for Chronic Inflammatory Diseases.

Malcolm Fisher MBChB, MD
Professor Malcolm Fisher has been recognised for his work in critical care medicine. He has received a number of awards including the Thomas J. Iberti Memorial Award, the Christer Grenvik Award for international services to critical care medicine, the Alan Gilston Medal, the Inaugural ANZICS Medal and he is an officer in the Order of Australia.

He is a Staff Specialist in Intensive Care Unit of Royal North Shore Hospital, Area Director of Intensive Care and Clinical Professor in Intensive Care Medicine, Departments of Medicine and Anaesthesia, University of Sydney. He is a past President of the World Federation of Intensive and Critical Care Medicine Societies, and ANZICS.

He is the author of two books and more than 130 scientific articles.

Richard JI Morgan CBiol MIBiol, DRCPath
Richard has more than 25 years experience in pharmaceutical research and development. He has held various senior management positions within Pre-clinical Safety including Head of Toxicology at Wellcome plc and International Head of Toxicology and Pre-clinical Outsourcing for GlaxoWellcome plc.

With GlaxoWellcome (later GlaxoSmithKline) he was responsible for the Pre-clinical Safety Evaluation of more than 100 new chemical entities, covering areas as diverse as CNS, CVS, respiratory, metabolic, anti-infectives, anti-parasitics, neuromuscular blockers, oncology, monoclonals, and vaccines. He has been involved in the development of a large number of successful, marketed pharmaceutical products.

After leaving GlaxoSmithKline and after a period as Interim Head of Pre-clinical for PowderJect Pharmaceuticals, Richard established his own consultancy company (R&B HealthCare Ltd), providing advice on Toxicology and Pre-clinical Discovery and Development to client companies in the UK and Australia.

Richard holds CBiol MIBiol (Laboratory Animal Pathology) and is a Diplomate of the Royal College of Pathologists in Toxicology.

7.3 Senior Management Team

The Company has an experienced team of pharmaceutical/technology industry professionals with extensive experience both in Australia and internationally. The group has a demonstrable track record in innovation management and commercialisation, combining its complementary skills to facilitate the smooth running of the business.

The senior management team has extensive combined experience in discovery, intellectual property protection and management, drug development, commercialisation and business. The team's complementary skills allow rapid evaluation of new project opportunities and have been responsible for the negotiation and successful execution of a large number of agreements.

Alan D Robertson BSc, PhD
Chief Executive Officer

For career synopsis, refer to previous summary under the heading 'Board of Directors' in section 7.1 of this Prospectus.

Brett Charlton MBBS, PhD
Medical Director

For career synopsis, refer to previous summary under the heading 'Board of Directors' in section 7.1 of this Prospectus.



William B Cowden BS, PhD
Chief Scientific Officer

Bill is Chief Scientific Officer of Pharmaxis, which he co-founded in 1998 to commercialise a promising group of patented compounds with the potential to treat inflammatory diseases and other immune-mediated diseases.

Bill has spent 20 years developing new therapeutic compounds for the treatments of cancer, infectious disease, and inflammatory diseases, including multiple sclerosis, and has developed patented compounds that are licensed to Johnson & Johnson Medical and to Cypros Pharmaceuticals (currently in phase III clinical trials).

He has extensive experience in research, including positions with the Department of Medical Chemistry at the John Curtin School of Medical Research (Australian National University), a Research Fellowship in the same institution, funded by the World Health Organisation in the Department of Experimental Pathology, and with Peptide Technology Ltd (Peptech) as Senior Scientist. Work carried out during Bill's time at Peptech led to the development of compounds that are also in human clinical trials, several of which are licensed to major pharmaceutical companies. One aspect of Bill's research, carried out in collaboration with Professor Ian Ramshaw, has been sold to Auragen/Agracetis and this forms a substantive basis of that company's international patent on DNA vaccine technology.

He was appointed at the John Curtin School as a Senior Research Fellow, in the Department of Cell Biology and Virology. He was consulting scientist to Anutech on a project conducted in collaboration with Progen Industries Ltd and maintains a fractional appointment at the John Curtin School where he is Head of the Immunopathology Research Group. Bill has been a specialist advisor to the TGA and has been an assessor for several prescription drugs currently registered for use in Australia.

Bill received a PhD in Medical Chemistry from the University of Queensland in 1979. He is the co-inventor of 12 patents and author of over 130 scientific papers, and has raised more than $9 million in grants and stipends to support work under his direction.

L – R
John Crapper
William Cowden
David McGarvey
Alan Robertson
Brett Charlton

David M McGarvey BA, CA
Company Secretary and Chief Financial Officer

David has 18 years' experience as Chief Financial Officer of successful Australian-based international technology businesses.

After 10 years with PricewaterhouseCoopers, David joined high technology start-up Memtec Limited as Chief Financial Officer. At that time the company had sales of A$40,000 with 22 employees and a focus on R&D, manufacturing scale-up and application marketing. The next 12 years saw Memtec grow to become a NYSE-listed company with sales of US$243 million and 1,800 employees. As a global business, Memtec's operations and revenues were predominantly based outside of Australia with subsidiaries in North America, Germany, France, the U.K., Italy, Japan and South East Asia. Memtec's growth was attributable to a focused development of the core Australian technology business and more than 10 successful international acquisitions of mature, established filtration businesses.

Following the acquisition of Memtec by US Filter Corporation in late 1997, David remained with the restructured and renamed US Filter Filtration & Separations Group, a business that continued the Memtec growth strategy, achieving global sales to US$415 million and employing 3,150 people by the end of 2001.

David headed the financial and due diligence aspects of US Filter's divestment of FSG, across three separate transactions. Subsequently David worked with the successful bidder to facilitate smooth integration.

David has a Bachelor of Arts (Accounting Major) from Macquarie University. He was admitted to the Institute of Chartered Accountants in Australia in 1981, and the Australian Society of CPAs in 1993.

John F Crapper BSc, MBA
Chief Operations Officer

John has 32 years of manufacturing and operations experience, 17 years of which has been in the pharmaceutical industry. He is formerly Senior Vice-President and General Manager of Memcor International and Managing Director Memcor Australia Pty Ltd (formerly a subsidiary of Memtec Limited).

Memcor Australia houses the international membrane manufacturing operation and the major research and development group for the global organisation. John's role was to manage these operations and a small technical sales and engineering group for the Asian region, including full profit and loss, balance sheet and cash flow management, as well as Board responsibilities for the local legal entity.

During his time at Memcor, John was responsible for establishing the membrane manufacturing operation, including managing the scale-up of new manufacturing equipment and processes from the R&D group, creating full scale production operations and managing the establishment of the QA (Quality Assurance) and ERP systems. Over the 15 years of John's tenure he managed the development and growth of the operations from start-up to a global manufacturing operation with more than 200 people at a large facility producing membranes and filtration modules, 95% of which were exported to the U.S., Europe and Asia.

Prior to this John was Technical Director at Syntex Pharmaceutical's Animal Health division in Australia. John was originally at VR Laboratories, an Australian start-up veterinary pharmaceutical company which after 10 years continuous growth was acquired by Syntex in the early 1980's. John was responsible for formulation development, as well as all manufacturing operations. During this time he was also responsible for construction of a new manufacturing facility including sterile products, tablets, capsules, creams and liquid processes and obtaining TGA/FDA licences.

John has a Bachelor of Science in Applied Chemistry from the University of Technology, Sydney and an MBA from Macquarie University.

Section 8: Historical Financial Position

The historical results for each of the years ended 30 June 2002 and 2003 set out in section 8.1 below and the audited balance sheet at 30 June 2003 set out in section 8.3 below have been extracted from the Company's financial statements for the year ended 30 June 2003 which were audited by PricewaterhouseCoopers. The Investigating Accountant's Report on the historical financial information is set out in section 9 of this Prospectus. The financial information should be read in conjunction with the assumptions in this section, the risk factors in section 11 and other information contained in this Prospectus.

8.1 Overview of Financial Performance

	2003 $	2002 $
Revenue		
Interest received	284,417	43,456
Grant revenue	975,974	645,533
Rental income	41,441	-
Other	1,617	-
Revenues from ordinary activities	$1,303,449	$688,989
Other expenses from ordinary activities		
Research and development expenses	(1,789,762)	(1,151,212)
Administration expenses	(981,476)	(140,012)
Profit/(loss) before income tax expense	(1,467,789)	(602,235)
Income tax expense/(credit)	-	-
Net profit/(loss)	$(1,467,789)	$(602,235)
Depreciation and amortisation included in expenses		
Depreciation of plant and equipment	169,812	46,829
Amortisation of intangible assets	85,922	83,289
	$255,734	$130,118

8.2 Review of Historical Results

Period from incorporation to 30 June 2002

In the period from incorporation to 30 June 2002 (approximately four years) the Company spent approximately $2.9 million on research and development costs and $200,000 on administration expenses. Government research grants provided funds of approximately $1.6 million in this period and interest income earned on cash balances contributed approximately $100,000 over the period. The balance of funding requirements of $1.4 million was contributed as equity invested by the shareholders.

Year ended 30 June 2003

Revenue increased significantly in 2003 reflecting increased research grant revenue and increased interest revenue, a result of the Company's available funds increasing as discussed below. In addition rental income was received for the first time as a result of a sub-leasing arrangement on the Company leased facilities at Frenchs Forest, NSW.

In 2002, the Company received support from four separate government research grants. The two smaller grants effectively completed at 30 June 2002 the third continuing until 30 September 2002, and the fourth and significantly larger grant continuing through until 30 June 2003. In June of 2003 the Company was awarded a new $3 million Commonwealth R&D Start Grant to assist in the clinical development of Bronchitol for cystic fibrosis. This large grant had an effective start date of 6 March 2003 and $380,000 of this particular grant was recorded as revenue in the period to June 2003. Refer to section 8.5 below for details of the Company's accounting policies in relation to the recognition of grant revenue.

A share placement in August 2002 raised approximately $9.5 million. The cash was invested in bank money market deposit accounts and bank accepted commercial bills, and resulted in the significant increase in interest income in 2003 as noted above.

The significant increase in expenses during 2003 reflects the Company's transition from a 'virtual company' based at the ANU, to a growing organisation with its own dedicated facilities and employees.

On 1 November 2002, the Company leased 1,400 square metres of facilities in Frenchs Forest, NSW providing the Company with clean room manufacturing facilities, laboratory facilities, accounting and administration offices, and space for future expansion. One floor of this facility is currently sublet. Also on 1 November 2002, a small office suite was rented in Canberra as a base for the clinical trial group. In conjunction with the leasing of suitable premises to provide its own base of operations, the Company employed manufacturing, quality control, clinical trial, accounting and administration staff. Over the remainder of the fiscal year the Company installed manufacturing equipment at Frenchs Forest to produce its Bronchitol and Aridol™ products for clinical trials, while preparations for the trials commenced.

The manufacturing and administration activities established at Frenchs Forest and the preparation for clinical trials have consequently been the primary reasons for the increase in both administration expenses and the research and development expenses in 2003.





8.3 Pro Forma Consolidated Balance Sheet

The pro forma balance sheet has been adjusted for the minimum $21 million of gross proceeds from the issue of shares under this Offer less estimated costs associated with the issue of $1.7 million, as if these transactions had occurred at 30 June 2003. Refer to Section 4.8 in relation to oversubscriptions.

	Ref	Audited 30 June 2003 $	Effect of the Initial Public Offering $	Pro Forma $
Current Assets				
Cash and bank accepted commercial bills	8.7	7,383,923	19,300,000	26,683,923
Receivables – government research grants		62,582		62,582
Other		84,235		84,235
Total Current Assets		7,530,740	19,300,000	26,830,740
Non-current Assets				
Property, plant and equipment	8.8	1,515,016		1,515,016
Intangible assets	8.9	1,205,000		1,205,000
Other – security deposits		243,800		243,800
Total Non-current Assets		2,963,816		2,963,816
Total Assets		10,494,556	19,300,000	29,794,556
Current Liabilities				
Accounts payable		231,736		231,736
Other liabilities – deferred research grants		318,563		318,563
Provisions		52,697		52,697
Total Current Liabilities		602,996		602,996
Non-current Liabilities				
Provisions		1,499		1,499
Total Non-current Liabilities		1,499		1,499
Total Liabilities		604,495		604,495
Net Assets		$9,890,061	$19,300,000	$29,190,061
Shareholders' Equity				
Share capital		12,804,529	19,300,000	32,104,529
Retained earnings		(2,914,468)		(2,914,468)
Total Shareholders' Equity		$9,890,061	$19,300,000	$29,190,061

8.4 Cash Flow Statements

The table below summarises the Company's historical cash flows for each of the years ended 30 June 2002 and 2003.

	2003 $	2002 $
Cash Flows from Operating Activities		
Research grant receipts from governments	1,290,093	785,716
Payments to suppliers and employees	(2,773,124)	(1,191,765)
Interest received	269,543	43,456
Rental income	45,585	-
Tax paid	-	-
Net cash flows from operating activities	(1,167,903)	(362,593)
Cash Flows from Investing Activities		
Payment for properties, plant and equipment	(1,569,278)	(11,241)
Payment for patents	(83,075)	(25,092)
Net cash flows from investing activities	(1,652,353)	(36,333)
Cash Flows from Financing Activities		
Issuance of shares	9,630,000	-
Transaction costs on share issue	(176,579)	
Cancellation of shares	(101)	
Net cash flows from financing activities	9,453,320	-
Net increase (decrease) in cash held	6,633,064	(398,926)
Cash at the beginning of the financial year	750,859	1,149,785
Cash at the end of the financial year	$7,383,923	$750,859

8.5 Summary of Significant Accounting Policies

The principal accounting policies adopted by the Company are discussed below to assist in a general understanding of the financial information set out in this section. These policies have been consistently applied unless otherwise indicated.

8.5.1 Basis of accounting

The financial information in this section has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia. Some of the disclosure requirements under these Accounting Standards have not been included where the information that would be disclosed is not considered material or relevant to potential investors. The financial information has been prepared in accordance with the historical cost convention.

8.5.2 Operating revenue

Revenues are recognised at fair value of the consideration received net of any applicable taxes.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instruments.

Government research and development grant income is recognised as and when the relevant research expenditure is incurred. When the Company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the Company does not control the income until the relevant expenditure has been incurred.

8.5.3 Research and development costs

Internally generated research and development costs are expensed as incurred.

8.5.4 Inventories

Research and development stores and materials manufactured for clinical trials are expensed as incurred. Raw materials for clinical trials are stated at the lower of cost or net realisable value.

8.5.5 Cash
For purposes of the statement of cash flows, cash includes deposits at call and bank accepted commercial bills which are readily convertible to cash and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

8.5.6 Depreciation of plant and equipment
Items of plant and equipment, including leasehold improvements, are depreciated/amortised over their estimated useful life to the Company, ranging from three years to 10 years using either the straight line or reducing balance method. Assets are depreciated or amortised from the date of acquisition and up to the date of disposal.

8.5.7 Trade and other creditors
These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 45 days of recognition.

8.5.8 Wages, salaries and annual leave
Liabilities for wages, salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

8.5.9 Superannuation
The Company contributes to standard defined contribution superannuation funds on behalf of all employees and directors at 9% of employee gross salary.

8.5.10 Employee share options
The value of options granted under share option plans is not charged as an employee entitlement expense.

8.5.11 Long service leave
A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

8.5.12 Intangible assets
Costs of purchase of patent licences and application costs for new patents are capitalised and amortised over the period in which the related benefits are expected to be realised.

8.5.13 Income tax
Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

8.5.14 Foreign currency translation
Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

8.5.15 Lease payments
Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expense in the periods in which they are incurred.

8.5.16 Acquisitions of assets
The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

8.5.17 Non-current assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount.

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

8.5.18 Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Any transaction costs arising on the issue of shares are recognised directly in equity as a reduction of the share proceeds received.

8.6 Income Tax

	2003 $
Future income tax benefit not booked:	
Tax losses	776,207
Timing differences	10,675
	786,882

The future income tax benefits will only be obtained if:

i. The Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

ii. The Company continues to comply with the conditions for deductibility imposed by tax legislation, in particular those conditions that deal with the impact of changes in ownership and the business typically associated with the development and funding of new businesses, and

iii. No change in tax legislation adversely affects the Company in realising the benefit from the deductions for the losses.

8.7 Cash and Bank Accepted Commercial Bills

	2003 $
Cash at bank	71,752
Cash on hand	447
Cash on deposit	1,319,508
Bank accepted commercial bills	5,992,216
	7,383,923

Bank accepted commercial bills matured in July 2003 and are rolled over approximately every 30 days. The average interest rate on the bank accepted commercial bills is 4.7%.

8.8 Plant and Equipment

	2003 $
Plant and equipment – at cost	1,644,526
Less: Accumulated depreciation	(224,679)
	1,419,847
Leasehold improvements – at cost	120,264
Less: Accumulated depreciation	(25,095)
	95,169
	1,515,016

8.9 Intangible Assets

(refer to licence agreement summaries in section 12 of this Prospectus)

	2003 $
Patents and licences – at cost	1,511,571
Less: Accumulated amortisation	(306,571)
	1,205,000

8.10 Operating Lease Commitments

	2003 $
Lease commitments	
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:	
Payable no later than one year	351,064
Payable later than one year, not later than five years	699,340
Capital commitments	–
	1,050,404

8.11 Contingent Liabilities

Included in the government research grants received by the Company and discussed in section 8.2 above, are three Commonwealth Government research grants under the R&D Start Grant Program, two of which have now completed. The Commonwealth Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

- the Company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or
- upon termination of a grant due to breach of agreement or insolvency.

The Company continues the development and commercialisation of all three projects funded by the R&D Start Grant.

The total amount received by the Company since incorporation under the Start Grant Program at 30 June 2003 was $2,394,159, of which $318,553 was recorded as deferred research grants liability at 30 June 2003.

The Company has a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

8.12 Share Capital

For details of the share capital and options of the Company, refer to Section 12.2 and 12.3 of this Prospectus.

Section 9: Investigating Accountant's Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of dealer's licence No 11203

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Directors
Pharmaxis Ltd
Unit 2, 10 Rodborough Road
FRENCHS FOREST NSW 2086

26 September 2003

Dear Directors

Investigating Accountant's Report

We have prepared this report on the historical financial information of Pharmaxis Ltd (the Company) for inclusion in a Prospectus dated on or about 26 September 2003 (the Prospectus) relating to the issue of 42 million ordinary shares in the Company with the ability to accept oversubscriptions for a further 8 million ordinary shares (the Offer).

Expressions defined in the Prospectus have the same meaning in this report.

The nature of this Report is such that it should be given by an entity which holds a dealer's licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate dealer's licence

Background

The Company was formerly known as Pharmaxis Pty Ltd and following conversion to a public company on 5 September 2003 changed its name to Pharmaxis Ltd. The current capital structure of the Company (assuming conversion of the existing preference shares occurs on listing), together with details of the existing Employee Option Plan is set out in Section 12.3 of the Prospectus.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report (the Report) covering the following information:

Historical Financial Information

(a) the historical financial performance of the Company for each of the years ended 30 June 2002 and 30 June 2003; and

(b) the historical statement of financial position as at 30 June 2003 and the pro forma statement of financial position as at 30 June 2003 which assumes completion of the contemplated transactions disclosed in Section 8 of the Prospectus (the pro forma transactions).

(collectively, the Historical Financial Information)

This Report has been prepared for inclusion in the Prospectus. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Financial Information to which it relates for any purposes other than for which it was prepared.

PRICEWATERHOUSECOOPERS

Scope of review of Historical Financial Information
The Historical Financial Information set out in Section 8 of the Prospectus has been extracted from the audited financial statements of the Company which were audited by PricewaterhouseCoopers who issued an unmodified audit opinion on the financial statements. The Directors are responsible for the preparation of the Historical Financial Information.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the audited financial performance of the Company for the relevant historical period;
- a review of work papers, accounting records and other documents;
- a review of the assumptions used to compile the pro forma statement of financial position;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Company disclosed in Section 8 of the Prospectus; and
- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review statement on Historical Financial Information
Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro forma statement of financial position has not been properly prepared on the basis of the pro forma transactions;
- the pro forma transactions do not form a reasonable basis for the pro forma statement of financial position;
- the Historical Financial Information, as set out in Section 8 of the Prospectus does not present fairly:

  (a) the historical financial performance of the Company for each of the years ended 30 June 2002 and 30 June 2003, and

  (b) the historical and pro forma statement of financial position of the Company as at 30 June 2003.

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by the Company disclosed in Section 8 of the Prospectus.

Subsequent events
Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Company have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or disclosure of interest
PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this Offer other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully

Glen Hadlow
Authorised Representative
PricewaterhouseCoopers Securities Ltd

10 : Report on Intellectual Property

Section

VENABLE LLP 575 7th Street, NW Washington, DC 20004-1601 Telephone 202-344-4000 Facsimile 202-344-8300 www.venable.com

Pharmaxis Ltd
2/10 Rodborough Road
Frenchs Forest, New South Wales, 2086, Australia
Phone 61 2 9451 5961
Facsimile 61 02 9451 3622

VENABLE LLP
Attorneys at Law

9 September 2003

This report about patents and patent applications in the name of, or licensed to, Pharmaxis Ltd or its predecessors in interest is provided for inclusion in a prospectus to be issued by Pharmaxis Ltd.

Background

Venable LLP is a firm of attorneys that includes members concentrating in the law and practice relating to intellectual property, of which significant number are registered United States patent attorneys and agents. All partners, associates and patent agents of Venable LLP who are involved in patent prosecution matters are registered members of the patent bar of the United States Patent and Trademark Office ("PTO"). A substantial part of the firm's patent practice focuses on pharmaceutical and biotechnology-related inventions. All members of the firm's patent prosecution group who work in the life sciences and chemistry have academic qualifications (Bachelors, Masters or Doctoral degrees) in chemistry or the life sciences, including biochemistry, molecular biology, immunology and the like.

The term "Intellectual property" encompasses a group of rights granted by a government which provide varying degrees of protection of products, processes, designs and trademarks/service marks, in commerce and industry. Patents are a form of intellectual property that covers "inventions" and are granted a quid pro quo in exchange for an inventors' full disclosure of his invention to the public. This report is concerned with patents and patent applications which are the property of, or are licensed to, Pharmaxis Ltd, and which patents concern primarily novel small molecule inhibitors of immunity and inflammation that are useful in treating autoimmune and related diseases and conditions.

Patents represent a monopolistic right granted separately by jurisdiction (generally by country) which grant the patent owner a limited right to exclude others from practicing (making, using, or selling) the patented subject matter throughout the relevant jurisdiction. Patents have a finite term which in many countries of the world runs 20 years from the date of the filing of a complete application, subject to the payment of regular maintenance, renewal or annuity fees. Commercialization of developments, improvements or new uses of patented products and processes by third parties are often subject to the temporary monopoly afforded by the earlier existing patent(s), and require the party wishing to use such developments to obtain a license and pay the patent holder royalties. Remedies to the patent owner for infringement of his patent by a third party, which vary by country, may include money damages, equitable remedies such as injunctions, and bars to importation of infringing goods.

The schedule of patents and patent applications provided herein refers to the expiration date of the patent term, which is based on the standard statutory term of the patent monopoly provided in a particular jurisdiction. In the case of certain pharmaceuticals/therapeutic products or medical devices that require regulatory approval prior to marketing and sale, the patent term may be extended in certain jurisdictions by a prescribed period, generally not exceeding five years. Patent term extensions generally relate to pharmaceutical compositions per se or medical devices for which regulatory or marketing approval has been obtained.

Patent rights are obtained by filing a patent application, which includes (1) a patent specification that describes the invention, and (2) claims which define the specific invention to be protected. In the United States, Australia and other jurisdictions, a "provisional" patent application may be filed to establish the "priority date" for the invention disclosed in that application. However, it is not possible to obtain a patent merely on the basis of a provisional patent application, which is never examined. Rather, an associated complete or formal application must be filed within 12 months of the filing date of the provisional application, and this latter application is subjected to examination by the relevant patent office and is either granted or rejected.

In today's patent regime, the filing of a provisional patent application (most commonly in an applicant's home country) serves as a possible first step in obtaining patent rights in countries throughout the world, with each foreign patent application being entitled to claim priority from the initial national (e.g., U.S. or Australian) provisional application. A simplified means for filing multiple international patent applications was created under the provisions of the Patent Cooperation Treaty ("PCT") administered by the World Intellectual Property Organization. The PCT permits the filing of a single international patent application (termed a "PCT application") which must designate a priori the countries in which the applicant may subsequently wish to proceed. At the end of either 20 or 30 months from the earliest priority date, the applicant must file national (or regional, in the case of the European Patent Office and other regional patent offices) patent applications in some or all of those designated countries. Alternatively, or additionally, patent applications may be filed directly in a country of interest within 12 months of the priority date. Under the Paris Convention of 1883, member countries honor a foreign patent application by according it a priority date that corresponds to its priority date in its home country.

A patent application is examined by the patent office of each country (or region) in which it was filed. Subject to the results of the examination, a patent may be granted. Common requirements for obtaining a patent around the world include that the invention be (1) useful or industrially applicable, (2) novel, and (3) not obvious such that an inventive step was involved in its conception. Such requirements are generally judged as of the application's filing date. Novelty in the patent sense is judged in relation to what was known, used or "on sale" on the date the application was filed. The United States patent law (unlike most countries) provides a one year grace period for public disclosure prior to the filing date. Inventiveness, or unobviousness, generally requires a distinct advance over what was previously known. As a consequence, patent protection may not be obtained for trivial or obvious improvements or modifications. Because of differences in the patent laws and examination procedures around the world, the same patent application may result in the granting of different claims in various jurisdictions. In the medical arena, certain countries' laws do not permit patenting methods to treat the human body or to methods of diagnosis that are carried out within the body, although alternative claiming strategies may be available to obtain effective patent protection for such uses. We note also that the order in which various claims appear in a patent or application has no bearing on their commercial importance or enforceability.

Patents and patent applications are assets as property right that, like real property, is capable of sale, transfer, license, recordal of legal interest, and the like. A patent and patent application may be in the name of one or more entities, depending upon whether more than one inventor was responsible for the invention. In most of the world, applications are filed in the name of companies/employers. In the United States, the inventor(s) are the applicants for, and recipients of, patents, but may be required contractually to assign their rights to their respective employers. Generally, absent specific agreement to the contrary, joint patent owners are considered to hold equal undivided interests in a patent.

Pharmaxis Ltd Patents/Patent Applications

Set forth below are details of patents and patent applications licensed to, or owned by Pharmaxis Ltd or its predecessors in interest, Pharmaxis Pty Ltd or Praxis Pharmaceuticals Australia Pty (Ltd). This report relies on the representations of Pharmaxis Ltd with respect to its licenses from third party patent owners as set forth below. We have been advised by Pharmaxis Ltd that it has:

(1) secured a license to intellectual property of Central Sydney Area Health Service relating to the use of mannitol of a certain particle size for assessment of bronchial hyperresponsiveness consistent with active asthma, for monitoring steroid use in asthma patients and for the management of diseases such as cystic fibrosis and bronchiectasis (Patent Family 1, below).

(2) entered into an agreement with ANUTECH Pty Ltd (as agent for and on behalf of the Australian National University) to exclusively license intellectual property of the university in the area of phosphosugars and their analogues as anti-inflammatory agents (Patent Families 2 and 3, below).

In some countries, such as Australia,[1] entitlement as a licensee to an interest in a patent is a "prescribed particular" which must be recorded. In general, if this has not yet been done, it is advisable to record the licenses in each of the countries where patents have been granted, including all of the European validations, as well as in those countries in which applications are still pending, so as to place the fact that Pharmaxis Ltd has an interest in the patents or applications on the official record.

Information concerning the status of patent applications outside the United States is based upon reports provided to us between about 21 June and 8 September 2003, by various corresponding patent firms around the world. Their reports are variously based on inspection of public records and/or databases of their national (or regional) patent offices. Information concerning U.S. patents/applications are based upon search of U.S. patent office records, including assignment recordations, or upon the internal files of Venable LLP for the patent applications of Families 5 and 6, below.

The portfolio of patent and patent application rights listed below is divided by individual patents/applications and, where appropriate, the resultant family of corresponding international patents/applications based on the same priority document.

Other than Family 1, the remaining groups of patents or applications are related to novel compounds of several different classes that share a common effect of suppressing unwanted immune and inflammatory responses. Some of these compounds have been shown to act by inhibiting emigration of immune system cells (T lymphocytes) from the circulation to the tissues where cell-mediated damage is effected. The patents relate further to pharmaceutical compositions comprising these compounds and methods of using these compounds and compositions to inhibit T lymphocyte-mediated immunity and the ensuing inflammatory processes. These methods are applicable to the treatment of diseases such as arthritis, multiple sclerosis and various other autoimmune/inflammatory diseases. Patent Family 1 involves use of mannitol and other compounds for (1) testing airway function in and susceptibility to, asthma, as well as (2) promoting airway clearance, thereby treating conditions that require clearance of excess mucus.

The actual patent claims already granted, or those that may be granted, in each national jurisdiction could vary depending on individual differences in patent laws and regulations.

[1] as we have been informed by our Australian associates

Patent Family 1 – The Use of Inhaled Mannitol

The invention covered by this family of patents and patent applications generally relates to the use of mannitol and other substances in the form of a dispersible dry powder capable of inducing sputum and promoting airway clearance in conditions where clearance of excess mucus would be advantageous. Included is a test of airway function and susceptibility to asthma based on inhaling an effective amount of mannitol or other substance.

Country	Patent/Application No.	Status	Expires
Australia	682756	Granted – 5-Feb-1998	23-Feb-2015
Canada	2183471	Pending • Request for Exam 18-Jan-2002; • Official action 09-Jul-2003; • Response due 09-Jan-2004	23-Feb-2015
Europe (EPO) (designating Austria, Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, UK, Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden)	95910331.8	Pending • 1st Examination report 12-Jun-2003 • Response due 12-Oct-2003)	23-Feb-2015
Japan	7-522021	Pending • Request for examination and amendment filed 21-Feb-2002	23-Feb-2015
Malaysia	PI9603590	Approved – grant fee paid Jun-2003 Awaiting Grant Certificate	23-Feb-2015
New Zealand	281522	Granted	23-Feb-2015
P.R. China	95191808.7	Granted – 05-Dec-2001	25-Feb-2015
Republic of Korea	96-704666	Granted – 16-May-2003	23-Feb-2015
Singapore	34525	Granted – 19-Dec-1997	19-Dec-2015
The Philippines	I-54034	Pending • Allowed - Jun-2003 • Acceptance fee paid; grant expected	23-Feb-2015
USA	5,817,028	Issued – 06 Oct-1998	06 Oct-2015
Vietnam	SC0131/96	Granted – 21 Mar-2002	23-Feb-2015

This series of patents and patent applications are held in the name of Central Sydney Area Health Service and stem from an initial Australian provisional patent application PM4114 filed 25-Feb-1994. Subsequently, complete applications were filed via a PCT application (PCT/AU/95/00086; 23-Feb-1995). Based on the information we have received, maintenance or annuity fees for all these patents and applications have been timely paid, so that the patents and applications are in good standing. See Appendix A for due dates of the next maintenance/annuity payments. Subject to continued payment of these prescribed fees, most of these patents are expected to run for a term of 20 years expiring on 23 or 25 Feb-2015 (see above). Exceptions to this are U.S. Patent 5,817,028 which expires on 06 Oct-2015 and Singapore patent 34525 which expires on 19 Dec-2015.

Pharmaxis Ltd has represented that it has licensed these patents.

Patent Family 2 – Phosphosugar-based anti-inflammatory and/or immunosuppressive drugs

The invention covered by this family of patents and patent applications generally relates to a method for treating inflammatory or immune-mediated conditions in patients by administering a phosphosugar (mainly mannose-6-phosphate and fructose-6-phosphate) as well as oligo- and polysaccharides that contain such phosphosugars. These agents act as antagonists at mannose phosphate receptors by competitive inhibition of the binding of the natural ligand for these receptors. This treatment targets

"delayed hypersensitivity" types of immune reactions and their attendant inflammatory processes, and the patent is directed specifically to the treatment of arthritis, inflammatory diseases of the central nervous system, and the rejection of organ transplants.

Country	Patent No.	Status	Expires
Australia	627500	Granted - 21-Dec-1992	18-Aug-2009[2]
European states:			
Austria	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Belgium	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
France	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Germany	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Italy	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Liechtenstein	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Luxembourg	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Netherlands	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Sweden	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Switzerland	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
United Kingdom	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Japan	509079/89	Granted 03-Dec-1999	18-Aug-2009
USA	5,506,210	Issued 09-Apr-1996	09-Apr-2013

This family of patents is owned by The Australian National University ("ANU") and claims priority to Australian Provisional application P19942/88 filed on 19-Aug-1988. Subsequently, complete applications were based on a PCT application (PCT/AU89/00350) filed 18-Aug-1989). Based on the information we have received, maintenance fees for all these patents have been timely paid, so that the patents and applications are in good standing. See Appendix A for due dates of the next maintenance/annuity payments. Subject to continued payment of these prescribed fees, most of the listed patents are set to expire on about 17 Aug-2009 (see above). An exception to this is U.S. patent 5,506,210 which is set to expire on 09-Apr-2013.

Pharmaxis Ltd has represented that it has licensed these patents.

<u>Patent Family 3</u> – **Novel phosphosugars and phosphosugar-containing compounds having anti-inflammatory activity**
These patents are for substituted D-mannoside-6-phosphate compounds that have anti-inflammatory activity and their use in treating inflammatory diseases, particularly cell-mediated inflammatory diseases. The patent discloses use of these compounds to suppress experimental autoimmune encephalomyelitis in the rat (a model of multiple sclerosis) and two different types of delayed-type hypersensitivity responses in mice. Issued claims in the U.S. patent cover some of these novel phosphosugar compositions and methods of treating cell-mediated inflammation in a human or non-human mammalian patient by administering these compositions.

Country	Patent No.	Status	Expires
Australia	728393	Granted 26 Apr-2001	17-Oct-2017 (extension may be available)
USA	6,294,521*	Issued 25-Sep-2001	18-Oct-2017

* A number of typographical/printing errors were identified in the printed U.S. patent which errors should not have any substantive impact on its validity. These errors can most likely be corrected by applying for a Certificate of Correction (cost-free if due to PTO errors).

[2] According to our Australian associates, an extension may be available.

The above family of patents are held in the name of the ANU and stem from a priority Australian provisional patent application PO 3098/96 filed 18 October 1996. Based on the information we have received, maintenance or annuity fees for all these patents and applications have been timely paid, so that these patents are in good standing. See Appendix A for due dates of the next maintenance/annuity payments. Subject to the continued payment of these prescribe fees, each of the patents will run for a term expiring on about 17 October 2017.

Pharmaxis Ltd has represented that it has licensed these patents.

Patent Family 4 – Novel compounds and methods
This family of patent applications relates generally to novel phosphotetrahydropyran (mannose-6-phosphate derivatives) compounds and their use in treating diseases that are dependent upon T lymphocyte migration. These compounds were shown to inhibit (a) T lymphocyte migration across rat brain endothelial cell layers in vitro; (b) lymphocyte migration into lymphatic and extralymphatic tissues in vivo; and (c) delayed hypersensitivity-type immune responses and development of T cell-mediated autoimmune disease in vivo in animal models. In particular, the present invention relates to the use of the above compounds in the treatment of T lymphocyte mediated inflammatory diseases in animals and man, such as rheumatoid arthritis, multiple sclerosis, etc.

Country	Application No.	Status	Expires
Australia	2001270356 (formerly 70356/01)	Pending • Awaiting direction to request examination • Examination not yet requested by applicant	11-Jul-2021
Canada	2415214	Pending • Request for examination due 11-Jul-2006	11-Jul-2021
Europe (designating Austria, Belgium, Switzerland/ Liechtenstein, Cyprus, Germany, Denmark, Spain, Finland, France, UK, Greece, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Sweden, Turkey).	01949109.1	Pending • Examination fee paid upon entry; • Awaiting EPO supplemental search report • Will have 6 months from report to confirm desire for examination	11-Jul-2021
New Zealand	523565 (filing date: 05 Jan 2003)	Pending: • Official action pending	11-Jul-2021
USA	10/338,679 (filed: 09 Jan-2003)	Pending • Assignment recorded • Preliminary amendment filed for procedural reasons	11-Jul-2021

This family of patent applications was originally filed in the name of Praxis Pharmaceuticals Australia Pty Ltd, which we are advised, as noted above, was predecessor in title of Pharmaxis Pty Ltd and Pharmaxis Ltd. These applications stem from Australian Provisional Patent Application No. PQ8723/00 filed on 11 July 2000. Complete applications were based on a PCT application (PCT/AU01/00831) filed on 11 July 2001. For the U.S. application, Official Filing Receipt notes that this is a "continuation-in-part application, meaning that new subject matter was added at some stage of filing compared to the priority document. Based on the information we have received, for those applications requiring annuities, these have been timely paid, so that these applications are in good standing. See Appendix A for due dates of the next maintenance/annuity payments. Any patents granted from these applications will run for a term expiring on about 11 July 2021, provided that payment of prescribed maintenance fees for the applications (if required), and patents granted therefrom, are timely paid.

We understand that the inventors have yet to assign the Australian application to Pharmaxis Ltd. Also, if not yet done, the change of name from Praxis Pharmaceuticals Australia Pty Ltd to Pharmaxis Ltd should be recorded in each country in which this application has been filed.

Patent Family 5 – Novel phosphotetrahydropyrans and methods

The present invention relates generally to novel phosphotetrahydropyran compounds, primarily derivatives of mannose-6-phosphate, and their use in treating diseases or disorders that are mediated at least in part by T lymphocyte emigration from blood to tissues. These compounds are said to be improved inhibitors as compared to the compounds in Patent Family 4. Pharmaceutical compositions containing these compounds are used in methods to treat T lymphocyte mediated inflammatory and autoimmune diseases in animals and man, including rheumatoid arthritis, multiple sclerosis, acute disseminated encephalomyelitis, psoriasis, Crohn's disease, T cell-mediated dermatitis, stromal keratitis, uveitis, thyroiditis, sialitis or type I diabetes.

Country	Application No.	Status
USA	60/471,716	• Filed 20-May-2003 • Must be filed as complete national or international application by 20 May 2004

This U.S. provisional application was prepared and filed by our firm in the name of Pharmaxis Pty Ltd on 20 May 2003, which will serve as the worldwide priority date for this Patent Family provided that national stage applications and/or an international (PCT) application is filed by 20 May 2004. We are advised that Pharmaxis Ltd will expect Venable LLP to be responsible for future U.S. national stage and international filings. The filing fee was timely paid and the provisional application will lapse on 20 May 2004. The inventors have not yet executed a formal assignment of their rights to Pharmaxis Ltd, but will be asked to do so in due course during the provisional year.

Patent Family 6 – Novel Cannabinoid CB-2 Receptor Agonists and Uses Thereof

This patent application relates to compounds and pharmaceutical compositions comprising novel cannabinoid CB-2 receptor agonists that have a number of biological and pharmacological activities, including bronchial, immunomodulatory and analgesic. These compounds are therefore useful for the treatment of inflammatory conditions, immune disorders and cell proliferative disorders, as well as in pain management, either alone or in combination with known agents for these conditions.

Country	Application No.	Status
USA	60/498,288	• Filed 28-Aug-2003; provisional fee paid • Must be filed as complete national and/or international application by 28-Aug-2004

This U.S. provisional application was prepared and filed by Venable LLP on 28-Aug-2003. This date will serve as the worldwide priority date for this Patent Family provided that national stage applications and/or an international (PCT) application is filed by 28-Aug-2004. We are advised that Pharmaxis Ltd will expect Venable LLP to be responsible for future U.S. national stage and international filings. The filing fee was timely paid and the provisional application will lapse on 28-Aug-2004, one year after its filing date. The inventors have not yet executed a formal assignment of their rights to Pharmaxis Ltd, but will be asked to do so in due course during the provisional year.

General Statements about Patent Status

The status of each of the patents and patent applications listed herein has been verified by reference to records of the various national or regional patent offices, through the use of computer databases and/or manual examination of patent office records, as well as our firm's own records for Patent Families 5 and 6. For non U.S. patents or applications, we have obtained information directly from firms of patent attorneys in the relevant countries, in some cases the firm responsible for a particular patent or application in its jurisdiction, or from the Australian firm overseeing the worldwide patent prosecution.

In certain patent offices, a third party opposition to a granted patent is available, and/or third party observations may be filed during the course of examination (which is laid open to the public). We are advised that none of the above granted patents are known to have been involved in such proceedings. We are further advised by associates in the various countries that none of the granted patents have been involved in legal proceedings in courts of the relevant jurisdictions.

During examination, a separate "divisional" patent application may arise from a single "parent" application as a result of a formal requirement[3] of examination to split the claims into two or more separate applications (e.g., one for compositions, another for methods). A patent from such a divisional application results in the grant of a separate patent right for the particular embodiments claimed therein. We are not aware that any divisional or "continuation" applications (which would also be based on the same underlying specification as the applications/patents listed above) are currently pending. Such applications could result in the granting of patent claims not only to additional embodiments, but possibly to broader claims covering the same embodiments.

Change of Corporate Name

We are advised that Pharmaxis Ltd ceased doing business as Pharmaxis Pty Ltd and changed it name to Pharmaxis Ltd on September 5, 2003. This change of name remains to be formally recorded in respect of the relevant patents and patent applications which were either owned by or licensed to Praxis Pharmaceuticals Australia Pty Ltd or Pharmaxis Pty Ltd. These are formal, procedural steps that, once taken, would not be expected to compromise the validity or standing of any of the foregoing patents or patent applications in any jurisdiction.

Patentability, Patent Validity and Infringement of Third Party Rights

It should be noted that the patent applications listed above that are not labeled as "granted" or "issued" remain pending. There can be no assurance that any or all of these applications will result in the grant of a patent after examination (for novelty, inventive step or otherwise) in the particular patent office. Further, there can be no assurance that any claims granted in these applications will have the scope of the originally filed claims or the pending claims.

In addition, there can be no assurance that any of the already granted patents, or any new patent granted on any of the above applications,[4] will be valid or enforceable in the particular country in which it was granted, or that the scope of protection provided by any granted patent will be identical to the scope of (a) the invention disclosed in the application as filed, or (b) claims granted in a corresponding application in a different jurisdiction.

There can be no assurance that the patents as granted, even if valid, will adequately cover any commercial product or process made or sold by Pharmaxis Ltd or its licensees or sublicensees.

There can be no assurance that practice of any aspect of the foregoing patents in any jurisdiction will not infringe the patent rights of third parties who may have (a) dominating patents to the Pharmaxis Ltd products or methods, or (b) patents that cover a part or all of the production processes that Pharmaxis Ltd or its licensee deems most advantageous to employ in manufacturing the patented products.

Independence

Venable LLP currently acts as patent attorneys in relation to two of the applications noted above (Patent Family 5 and 6), and has prepared this report for inclusion in the Pharmaxis Ltd prospectus based on available information. Venable LLP will be paid its usual professional fees for the preparation of this report.

Venable LLP
Dr Shmuel Livnat
Partner

[3] which may differ among different jurisdictions

[4] or patents granted on divisional or continuation application derived from these applications

Status of Maintenance Fee/Annuity Payments[5]

Patent Family 1

Country	Patent/Application No.	Last fee paid	Next Annuity/Maint. Fee due
Australia	682756	30-Jan-2003	23 Feb-2004
Canada	2183471	23-Feb-2003	23-Feb-2004
European Patent Office	95910331.8	28-Feb-2003	29-Feb-2004
Japan	7-522021	N/A	after grant
Malaysia	PI9603590	Grant fee – Jun-2003	begins after Grant Certificate
New Zealand	281522	18-02-2002	23-02-2005
Peoples Republic of China	95191808.7	Not known	25-05-2004
Republic of Korea	96-704666	16-May-2003	16-May-2006
Singapore	34525	23-Feb-2003	23-Feb-2004
The Philippines	I-54034	[Acceptance fee, June 2003]	**undetermined**
USA	5817028	21-Mar-2002	06-Oct-2005 – 06-Apr-2006
Vietnam	SC0131/96	Paid through 23-Feb-2004	23-Aug-2003 – 23-Feb-2004

Patent Family 2

Country	Patent No.	Last fee paid	Next Annuity/Maint. Fee due
Australia	627500	15-May-2002	18-Aug-2003-18-Feb-2004
European Patent Office (granted in Austria, Belgium, France, Germany, Italy, Luxembourg, Sweden, Switzerland/Liechtenstein, Netherlands0, UK)	0429522	18-Aug-2002 in all countries	Aug-2003
Japan	509079/89	27-Nov-2002	03-Dec-2003
USA	5,506,210	08-Oct-1999	09-Apr-2003 – 09-Oct-2003

Patent Family 3

Country	Patent No.	Last fee paid	Next Annuity/Maint. Fee due
Australia	728393	22-Jul-2002	17-Oct-2003
USA	6,294,521	n/a	27-Sep-2004 to 27-Mar-2005

[5] not yet applicable for Paten: Family 5 and Patent Family 6

Patent Family 4

Country	Application No.	Last fee paid	Next Annuity/Maint. Fee due
Australia	2001270356	n/a	1st annuity: 11-Jul-2006
Canada	2415214	11-Jul-2003	11-Jul-2004
European Patent Office	01949109.1	Feb-2003	31-Jul-2004
New Zealand	523565	filing fee	after grant
USA	10/338,679	filing fee	after grant

11 :Investment Risks

Section

Introduction

Potential investors should be aware that an investment in the Company involves various risks. The Company's business activities are subject to risk factors both specific to its business activities and those of a general nature. If any of the risks associated with the Company occur, the Company's business, results of operations, financial condition and prospects could be materially and adversely affected, which could result in the loss of all or part of your investment. Some of these factors can be mitigated by appropriate commercial action, but many are outside of the control of the Company and cannot be mitigated. In addition, potential investors should be aware that the value of the Company's securities on the ASX may rise and fall depending on a range of factors that affect the market price of securities. These include local, regional and global economic conditions and sentiment towards equity markets in general.

The Company is at an early research and development stage, with no pre-tax profit. Any profitability in the future will be dependent on the successful research, development, manufacture, sales and marketing of the Company's products. The Shares issued under this Prospectus carry no guarantee with respect to the profitability, the payment of dividends, return of capital or the price at which the Shares may trade on the ASX.

The Shares being issued under this Prospectus should be considered speculative given the current stage of development of the Company.

Potential investors should carefully consider these risk factors, together with the other information in this Prospectus and seek their own professional advice in relation to the risks associated with an investment in the Company and should make their own assessment as to whether to invest in the Company. The principal risk factors applicable to the Company include, but are not limited to, the following:

Pharmaceutical industry

The ability of the Company to research, develop, manufacture and market a pharmaceutical product will depend on a number of critical factors including, in particular:

- the ability of the Company to raise further capital in addition to the Offer to fund the continued research and development of the Company's projects;
- the success of the Company's research and development;
- prompt regulatory approval of the Company's products;
- the Company's ability to manufacture and market its products;
- achieving and maintaining necessary approvals for the manufacturing facilities; and
- the success of sales and marketing and adequate market uptake of the Company's products.

Pharmaceutical research and development

Pharmaceutical research and development involves long lead times and is costly. In addition, there is no guarantee that:

- the Company's research and development activities will be successful;
- each phase of the clinical trials will be successful in showing efficacy and clinical utility;
- that the required regulatory approvals will be obtained in the jurisdictions in which the Company wishes to market its products;
- the Company's products will be capable of being produced in commercial quantities at an acceptable cost;

- any products, if introduced, will achieve market acceptance; and
- that the cost of the products will be reimbursed by government or health maintenance organisations at an acceptable level.

As a result, significant monies invested and management time may be rendered unproductive and worthless. However, in respect of Bronchitol and Aridol™, the Directors believe that much of the risk in the research of these products is reduced as much of the initial research on these projects has already been successfully carried out. The products that are at an earlier stage of research, development and testing pose a higher degree of risk than those products that are more advanced. The Company has not yet completed the development of any pharmaceutical products, nor has it developed a pharmaceutical product through to commercialisation.

Pharmaceutical manufacturing, marketing and sales

The Company is required to obtain raw materials for the production of certain of its products. The inability of the Company to secure the raw materials at a commercially acceptable price may have a material effect on the Company.

If approved for commercial production, the Company will either need to outsource the manufacturing of the products or upgrade its existing manufacturing facility or build or obtain access to a suitable manufacturing plant for commercial production. The Company's existing manufacturing facilities are unlikely to be adequate for large scale production of the Company's products. If the Company decides to build or acquire a suitable manufacturing facility, then the Company may be exposed to a number of costs and undetermined risk factors. It is anticipated that the cost of establishing or acquiring such a facility would be significant. If the Company chooses to outsource the production of its products, the Company will have a lesser degree of control over the production of the product and may be subject to increases in the unit cost of production. There may also be additional occurrences outside the control of the Company that may prevent or interfere with the production of the Company's product for trials or sale.

The market's acceptance of the Company's products is uncertain. These uncertainties can be caused by difficulties in marketing any of the Company's products including problems with market acceptance associated with price, or the claims that can be made about the product and other competitive products. If approved for marketing, there can be no assurance that the Company's products will be successful in the market or that the Company will receive any profits from the sale of its products.

The failure to obtain the support of key respiratory clinicians and patient support foundations may make it more difficult to market the Company's most developed products which as a result could have a material adverse effect on the Company.

The Company may be required to enter into additional commercial agreements with others to manufacture, market and sell the Company's products. There can be no assurance that the Company will be able to enter into any such additional commercial agreements on acceptable terms, if at all. Furthermore, there can be no assurance that any third parties would perform their obligations under any such agreement and comply with any regulatory requirements or requirements imposed by the Company. If the Company is not able to enter into additional commercial agreements it could encounter delays in the development, manufacture or sale of the Company's products.

Regulatory approvals

The approval process for new products is likely to take many years and will involve substantial expenditure by the Company. In addition, the regulations may change and additional regulations may be imposed that could delay or prevent the approval of the Company's products.

The Company and its products are subject to complex Australian and international legislation and regulations, which are subject to change. These regulations create uncertainty as to whether the Company will be able to market its pharmaceutical products. There can be no assurance that regulatory approvals will be provided for a product. Delays, or failure to obtain regulatory approval for a product in Australia and other international markets is likely to have a material adverse effect on the financial performance of the Company.

The Company is subject to ongoing regulatory restrictions. There can be no assurance that additional regulations and legislation will not be enacted to which the Company and its agents will be required to comply. Such additional regulations and legislation can impose significant unanticipated cost burdens on the Company that may have a material adverse effect. Furthermore, the Company will be subject to ongoing regulatory requirements that may impose restrictions on its products, the manufacture of its products or the Company including the recall or withdrawal of the products from the market.

GMP compliance

The ability of the Company to offer its products for clinical trial or for sale and marketing depends on licences being maintained and the Company receiving favourable audit reports from the regulatory authority of the country in which the products are being offered for sale. Receipt of an unfavourable audit can impose unbudgeted cost burdens that may have a material adverse effect on the ability of the Company to conduct its business. In extreme cases the Company may have its licence revoked which would prevent the Company from offering any of its products for sale.

Technological developments

The pharmaceutical industry is characterised by change, evolving industry standards, frequent introduction of new products and services, continuing advances in technology and changes in customer requirements and preferences. A failure by the Company to secure a leading market position for its products and adapt to these changes could lead to a loss of market opportunities and adversely impact on the Company's operating results and financial position. No assurance is given that technological developments will not cause the Company's technology to be rendered obsolete or non-competitive.

Competition

The Company conducts business in a highly competitive industry in which there are a number of well established competitors that have substantially greater financial resources, sales and marketing organisations, market penetration and research and *development capabilities, as well as broader product offerings and greater market presence and name recognition.* The Company's business is risky, but this risk is increased in such an industry with such competitors.

There can be no assurance given in respect of the Company's ability to compete in the competitive markets in which it operates. Amongst other things, competition will affect the Company's ability to obtain and sustain proprietary rights to technology, marketing, sales and distribution of products and developing products for existing and new markets. No assurances can be given that the actions of existing and future competitors will not have material adverse effects on the Company's ability to implement its business plan and on the Company's operating and financial performance. Competition and new technologies can reduce product prices and profit margins and decrease the financial value of products or research projects and render costly research and development obsolete.

Patents and proprietary rights

The ability of the Company to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties is an integral part of the Company's business. Competition in obtaining and sustaining protection of technology and the complex nature of technologies can lead to patent disputes. In addition, the granting of a patent does not guarantee that the rights of others are not infringed or that competitors will not develop technology to avoid the patented technology. There can be no assurance that any patents which the Company may own or control will afford the Company commercially significant protection of its technology or its products or have commercial application.

The Company will pursue both its existing and all future patent applications. No guarantee can be given that the patents will be granted nor does the grant of a patent guarantee that the patent concerned is valid or that the technology (patented or otherwise) does not infringe the rights of others.

The Company licenses some of its intellectual property. There can be no assurance that any third party will abide by and perform their obligations under any such agreement. There is also a risk that the licences may be terminated in the event of breach. The risks in relation to patents referred to above are also applicable to the patents which the Company licenses.

Risks associated with the Company's patents are also set out in the Report on Intellectual Property in section 10 of this Prospectus.

Healthcare funding

The Company's business may be adversely affected by changes to the healthcare reimbursement regimes in Australia and international jurisdictions.

Reimbursement

The level of commercial benefit from the sales of its products will to a large degree be dependent on the ability of the Company to negotiate and obtain appropriate levels of reimbursements from governments on the cost of the Company's products.

Key personnel

The key personnel employed by the Company have a high degree of expertise and the Company is reliant on their continued service to maintain and develop its business. The loss of a key employee or the inability to recruit and retain high calibre staff to manage future anticipated growth could have a material adverse effect on the Company. The additions of new employees and departures of existing employees, particularly in key positions, can be disruptive and could also have a material adverse effect on the Company.

Product liability or other claims

The Company's business activities could result in claims against the Company including product liability claims from research and development, clinical trials, manufacturing, marketing and use of the Company's products. The Company attempts to reduce the risk of some of these losses through disclaimers and liability limitation clauses. However, the Company may not have obtained adequate legal protection in all instances. The Company will also seek to maintain adequate product liability insurance. However, adequate insurance coverage may not be forthcoming and any insurance coverage may not be adequate and any product liability claim for damages could be substantial. There can be no assurance that adequate or necessary insurance coverage will be available at an acceptable cost or in sufficient amounts. In the event of product liability claims, insufficient insurance coverage could have a material adverse effect on the Company's results of operations and financial condition.

If there is a problem that is attributable to the Company's products or services, the market perception of the effectiveness of the Company's products and services could also be harmed.

Business strategy

If the Company undertakes any acquisitions of businesses or technologies, it may face a number of difficulties in integrating those new businesses or technologies. The Company may be unable to obtain financing for acquisitions on favourable terms or at all. The Company may finance its activities through the issuance of additional shares that could dilute the ownership interests of the Company's existing shareholders. The Company's business strategy may introduce new risks and prove to be disruptive and divert management resources.

Additional funding requirements

The continued research and development, manufacturing, marketing and sales is dependent on the Company's ability to obtain funding over a long period of time. It is difficult to predict the level of funding required with accuracy and additional development costs may arise which are not currently contemplated by the Company. The continued development of the Company's business is dependent on the Company's ability to obtain necessary financing through additional debt or equity funding. There is no assurance that additional funding will be available or can be secured on acceptable terms. If funds are not available, there will be a material adverse effect on the Company's business.

Government assistance

The Company has received government assistance in various forms of funding and incentives to assist in the undertaking of research and development. The continuance of this funding cannot be assured. The terms of the R&D Start Grant provide that the grant money may be repaid in certain limited circumstances if the Company is in breach of the agreement.

Share market risk

There are a number of risks associated with a stock market investment. The market price of the Shares may be subject to general movements in local and international stock exchanges, economic conditions and interest rates. The Shares may trade at a price above or below the Offer Price depending on a range of factors including the performance of the market generally, the performance of the pharmaceutical sector of the market, market perceptions of the Company and the performance of the Company generally.

Income and capital risk

No assurances can be given in relation to the future earnings or working capital requirements of the Company. Changes in inflation rates, exchange rates, taxation or other legal regulations or government policies may negatively impact on the revenue generating capacity and future profitability of the Company. This investment is speculative in nature and the Company, its officers or any other person do not guarantee any returns from that capital. The speculative nature of the investment poses a risk that no income will be generated and capital may be lost. It is likely that the Company will record losses and is unlikely to pay a dividend for a number of years.

Other risks

The Directors of the Company have attempted to address relevant risks. However, there are other factors which are not specific to the Company, which may impact on the Company, including:

- government economic policies;
- interest rate charges;
- taxation policies;
- inflation rate changes;
- business confidence and consumer sentiment;
- changes in investors' attitudes towards pharmaceutical companies;
- the state of world stock markets; and
- the state of the Australian economy and global economies.

12 : Additional Information

Section

Incorporation

The Company was incorporated on 29 May 1998 and is registered in the Australian Capital Territory.

Year end date

The Company's financial year end is 30 June each year.

Company tax status

The Company will be taxed as an Australian public company limited by shares.

Board of the company

The current board of Directors of the Company consists of five non-executive Directors and two executive Directors.

- Denis Hanley is the non-executive Chairman who was appointed on 24 October 2001.
- Alan Robertson is the Chief Executive Officer who was appointed on 25 July 2000.
- Brett Charlton is the executive Medical Director who was appointed on 1 June 1998.
- Carrie Hillyard is a non-executive Director who was appointed on 28 August 2002.
- Charles Kiefel is a non-executive Director who was appointed on 2 May 2003.
- Malcolm McComas is a non-executive Director who was appointed on 4 July 2003.
- Brigitte Smith is a non-executive Director who was appointed on 22 October 1999.
- David McGarvey is the Company Secretary who was appointed on 6 December 2002.

Audit Committee

The audit committee of the Company comprises Charles Kiefel (as chairperson), Malcolm McComas and Denis Hanley.

Remuneration Committee

The remuneration committee of the Company comprises Carrie Hillyard, Brigitte Smith and Denis Hanley.

Scientific Advisory Board

The scientific advisory board comprises Sandra Anderson, Norbert Berend, Malcolm Fisher and Richard Morgan.

Corporate governance

The Company has or will adopt appropriate corporate governance policies and practices as provided by the Listing Rules and the principles of the ASX Corporate Governance Council (as applicable and appropriate for the Company). The Company will adopt a share trading policy which, amongst other things, provides that the Directors and employees of the Company may not trade the securities of the Company in the 30 days prior to the announcement of the Company's half year and full year financial results.

12.1 Constitution and Share Rights

On the issue and allotment of Shares under this Prospectus there will be only one class of Shares and all will rank equally. The Shares issued under this Prospectus will be fully paid Shares. Detailed provisions relating to the rights attaching to Shares are set out in the Company's constitution and the Corporations Act.

On the issue and allotment of Shares under this Prospectus, the Company's constitution will be of the kind usually adopted by a public company listed on the ASX. The following is a broad summary of the key provisions in the constitution and the rights attaching to Shares.

General meetings
Each shareholder is entitled to receive notice of and be present, to vote and speak at general meetings of the Company.

Voting rights
At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid Share on a poll, except in respect of each partly paid share held by a shareholder, where the shareholder has a fraction of a vote for each partly paid share they hold. This is subject to any other rights or restrictions which may be attached to any Shares.

Dividend rights
Subject to any special rights or restrictions attached to a Share, each holder of a fully paid Share will participate in all dividends declared after their issue and rank equally with all existing Shares.

Dividends are declared by the board of Directors at its discretion and, subject to any special rights, are payable on all Shares in proportion to the amount of capital for the time being paid up or credited as paid up on those Shares.

Rights on winding up
Subject to any special rights and restrictions attached to Shares, on a winding up any surplus must be divided among the shareholders in the proportion that the amount paid up on the shares bears to the total amount paid up on all shares on issue. Subject to any special rights and restrictions attached to shares, on a winding up, a liquidator of the Company may, with the sanction of a special resolution of shareholders, divide among shareholders the whole or any part of the property of the Company and may decide how to distribute the property as between the shareholders.

Transfer of shares
Subject to the constitution of the Company, the Corporations Act, the Listing Rules and any escrow arrangements, generally, shares are freely transferable.

Future changes in capital
Subject to Listing Rules and the constitution of the Company, the board of Directors may issue, grant options over, or otherwise dispose of shares on such conditions, at such times and with the preferred, deferred or other special rights or restrictions as the Directors think fit. Subject to the Corporations Act and the Listing Rules, the Company may by resolution, consolidate and divide its share capital or reduce its share capital and buy back its shares.

Variation of rights
The Company may only vary or cancel the rights attaching to any class of shares, or convert shares from one class to another, by a special resolution of the Company and a special resolution passed at a meeting of the holders of shares in that class or the written consent of shareholders with at least 75% of the votes in that class.

Proportional takeover
The constitution of the Company contains a proportional takeover provision which may be renewed from time to time in accordance with the Corporations Act.

Copy of constitution
A copy of the constitution of the Company may be inspected at the registered office of the Company during normal business hours by appointment with the Company Secretary.

12.2 Employee Option Plan

The Company adopted an Employee Option Plan in 1999 which was amended in 2003. The objective of the Employee Option Plan is to assist in the recruitment, reward, retention and motivation of employees of the Company. The Directors believe this is important for the long-term development of the Company. The Company currently has on issue 10,184,000 options under the Employee Option Plan. The following table sets out details of the existing employee options currently on issue. To satisfy the admission requirements of the Listing Rules, the ASX has provided in principle advice that it will grant the Company a waiver in respect of the options with an exercise price below $0.20. Following is a summary of the material terms and conditions of the Employee Option Plan, by expiry date.

Numbers of options	Number of options which have vested	Exercise price $	Expiry date
2,400,000	2,400,000	0.1250	30/11/2009
384,000	288,000	0.1250	30/06/2010
96,000	72,000	0.1250	31/12/2010
160,000	80,000	0.1250	30/11/2011
640,000	640,000	0.3125	30/08/2011
4,640,000	1,880,000	0.3125	30/06/2012
480,000	-	0.3125	30/11/2012
224,000	-	0.3125	30/04/2013
200,000	-	0.3125	03/07/2013
960,000	-	0.3125	30/06/2013
10,184,000	5,360,000		

Eligibility

The Directors, the Chief Executive Officer of the Company and the Remuneration Committee may offer options over ordinary Shares to any person considered by the board of Directors to be an employee of the Company and its subsidiaries, including executive Directors and non-executive Directors.

Entitlement

Each option issued under the Employee Option Plan entitles the holder to subscribe for one fully paid Share. When issued, each Share will rank equally with all other Shares then on issue.

Issue of options

Subject to the Corporations Act and Listing Rules, the Directors determine the issue price for the options and the terms and vesting conditions of the options.

Exercise of options

Any exercise conditions determined by the Board must be satisfied before the employee options vest and become exercisable. The employee options may only be exercised in accordance with the Corporations Act and the Listing Rules. Options typically vest over a four year period subject to employee performance.

Lapse of options

The employee options lapse on such date as determined by the board of Directors at the time the employee options are granted or on termination of employment with the Company and in certain other specified instances. Lapse occurs either immediately on termination or after a period of time.

Exercise price

Subject to the Listing Rules, the exercise price of the employee options will be the amount determined by the board of Directors at the time of granting the employee options.

New issues, bonus issues, rights issues and capital reorganisations

The impact on the employee options as a result of new issues, bonus issues, rights issues and capital reorganisations will be dealt with in accordance with the Listing Rules.

Restrictions on issue

The maximum number of employee options that may be granted under the Employee Option Plan is limited to the lesser of 15% of the total number of Shares on issue or such other number as is consistent with the Listing Rules and the Corporations Act.

No transfers

Except by transmission on death or with the prior written consent of the board of Directors employee options may not be transferred, encumbered, assigned or otherwise disposed of.

Voting

Subject to the Listing Rules and the Corporations Act, the employee options do not confer:

- a right to notices of general meetings, except as may be required by law;
- a right to attend or speak at general meetings of the Company; and
- a right to vote at any such general meetings of the Company.

Amendment

The board of Directors may amend the Employee Option Plan at any time in accordance with the Employee Option Plan and the Listing Rules.

12.3 Control of the Company

On the issue and allotment of Shares under this Prospectus, the ownership interests of the Company's existing shareholders will be as set out in the tables below. The first table includes the effect of the firm commitments of existing shareholders, Directors and management to acquire 12,000,000 Shares in the Offer (and the effect of a total of 450,000 Shares that certain shareholders will receive from the Underwriter in lieu of fees).

	Pre Offer	%	Post Offer	Approximate %
Shares held by existing shareholders, Directors and management	58,016,000	100%	70,466,000	70%
Shares held by new shareholders	–	–	29,550,000	30%
Total number of Shares	58,016,000	100%	100,016,000	100%

The following table includes the total number of Shares on issue and the effect of the exercise of the 10,184,000 million options already on issue.

	Pre Offer	%	Post Offer	Approximate %
Total number of Shares	58,016,000	85%	100,016,000	91%
Existing options	10,184,000	15%	10,184,000	9%
Total diluted share capital	68,200,000	100%	110,200,000	100%

Notes to the above tables:

(i) At the date of this Prospectus the Company has preference shares on issue. These preference shares convert automatically to the number of Shares detailed above on the issue and allotment of Shares under this Prospectus. The table assumes the conversion of all preference shares to Shares.

(ii) Certain existing shareholders, Directors and management of the Company have entered into firm commitment agreements to subscribe for 12,000,000 Shares under the Prospectus. Section 12.6.3 of this Prospectus details the commitments made by the Directors and the vehicles associated with those Directors. The acquisition of Shares by existing shareholders, Directors and management of the Company is included in 'Post Offer' calculations above. The table includes the impact of an aggregate total of 450,000 Shares that certain shareholders receive from the Underwriter in lieu of certain fees (more fully described in section 12.6.4).

(iii) The Company plans to issue the new Shares pursuant to this Prospectus. Accordingly, the persons who are ultimately to be allotted Shares are to be determined by the Company after considering Applications received. For the purposes of the above calculation it has been assumed that none of the Company's existing shareholders, Directors and management (other than those referred to in Note (ii)) subscribe for Shares in the Offer. If the Company's other existing shareholders, Directors and management subscribe for Shares pursuant to the Prospectus, the above figures will change accordingly.

(iv) Excludes shares issued by way of acceptance of oversubscriptions.

Substantial shareholders in the Company as at the date of this Prospectus:

Beneficial shareholder	Number of Shares
The Australian Bioscience Trust	19,200,000
Praxis Pharmaceuticals Inc	11,200,000
Mooroolbark Technology Pty Ltd	7,520,000
CM Capital Investment Trust No 3	7,200,000
Bioscience Ventures II	6,400,000
The Australian National University	3,200,000
Australia Venture Capital Fund L.P.	2,400,000

Notes:

(i) The table assumes the conversion of all preference shares to ordinary Shares which occurs automatically on the issue and allotment of Shares under this Prospectus.

(ii) The Australian Bioscience Trust, Bioscience Ventures II, CM Capital Investment Trust No 3 and Australia Venture Capital Fund L.P. through their respective trustees, managers and general partners have given firm commitments to subscribe for an aggregate total of 10,000,000 new Shares under the Prospectus, as detailed in section 12.6.3 of this Prospectus. These shareholders will also receive a cumulative total of 450,000 Shares from the Underwriter in lieu of fees, as detailed in section 12.6.4 of this Prospectus.

(iii) The interests of Directors in these entities is set out in section 12.6.3 of this Prospectus.

Restricted securities

The ASX may, as a condition of granting the Company's application for official quotation of the Shares, classify certain existing Shares and options or both as restricted securities. If so, prior to the official quotation of the Shares, the holders of restricted securities will be required to enter into a restriction agreement. The Directors expect that the escrow arrangements will prohibit the transfer of effective ownership or control of some or all of the Shares and options held by existing shareholders and optionholders of the Company for a period of up to 24 months from the date of quotation of the Company without the holders of those Shares and options first obtaining written consent of the ASX to the transfer. The Directors anticipate that up to 28% of the Company's securities will be regarded as restricted securities and subject to escrow for a period of 24 months (however this figure is subject to the discretion of ASX and may be higher or lower).

Voluntary escrow arrangements

In addition to the escrow arrangements required by the Listing Rules, all Directors and management of the Company and all shareholders whose Shares held prior to this Offer represent greater than 5% of the then issued share capital of the Company, have entered into voluntary restriction agreements agreeing not to transfer effective ownership or control of any of their Shares held prior to the Offer (or if the Listing Rules escrow requirements apply to that shareholder, to the balance of their Shares held prior to the Offer that are not subject to the Listing Rule escrow requirements) for a period of six months from the date of quotation of the Shares on the ASX. The restrictions do not otherwise restrict the rights attaching to the Shares (including voting rights and the right to attend general meetings). The restrictions will not preclude the relevant shareholders from accepting a takeover offer where holders of at least 50% of the bid class of securities (that are not subject to escrow) have accepted the offer and also to enable the Shares to be transferred or cancelled as part of a merger by way of scheme of arrangement. In relation to a takeover offer, the release from escrow would be conditional on the restrictions being reapplied if the takeover bid does not become unconditional. The Directors anticipate that the cumulative affect of the mandatory ASX and voluntary escrow arrangements is that up to 57% of the Company's securities will be subject to escrow arrangements in the six months from the date of quotation of the Shares on ASX (however this figure is subject to the discretion of ASX and may be higher or lower).

The entry into the restriction agreements described above may give the Company a 'relevant interest' in the securities for the purpose of the Corporations Act. The Company has sought relief from ASIC from the Corporations Act to ensure that the Company does not acquire such relevant interest as a result of those restriction agreements.

12.4 Material Contracts

The following are a summary of the key terms of the Company's material contracts. The summaries do not purport to contain the actual contractual terms entered into by the Company.

12.4.1 Underwriting agreement between the Company and Wilson HTM dated 26 September 2003

The Company and the Underwriter have entered into an agreement for the underwriting of the 42 million Shares under the Offer not including oversubscriptions.

Commission and expenses

The Company has agreed to pay the Underwriter:

- a retainer of $25,000;
- a management fee equal to 1.5% of the total funds raised under the Offer of the 42 million Shares (exclusive of any GST) being $315,000;
- a commission equal to 4.5% of the total funds raised under the Offer of the 42 million Shares (exclusive of any GST) being $945,000;
- an underwriting commission equal to 6% (exclusive of any GST) of all oversubscriptions accepted by the Company; and
- reimbursement of all outgoings, costs and expenses reasonably incurred by the Underwriter in connection with the Offer.

The Underwriter must pay all sub-underwriting fees, brokerage or other fees payable to sub-underwriters, brokers, licenced dealers in securities and investment advisors arising as a result of the issue of Shares under the Offer.

Termination

The Underwriter may terminate its obligations to satisfy a shortfall under the agreement by notice to the Company at any time prior to the date on which the Shares are issued and allotted under the Offer as a result of any one or more of the following events:

- approval by the ASX for the admission of the Company to the ASX is refused or not granted earlier than two days before the Closing Date or if approval is granted, such approval is subsequently withdrawn;
- the S&P ASX 200 Health Care Index is at any time prior to issue and allotment of the Shares more than 12.5% lower than the level of the index on the close of the trading on the business day before the date of the Underwriting Agreement;
- the NASDAQ Biotechnology Index is at any time prior to issue and allotment of the Shares more than 12.5% lower than the level of the index on the close of the trading on the business day before the date of the Underwriting Agreement;
- a materially adverse change occurs in the assets, liabilities, financial position or performance, profits, losses or prospects of the Company;
- any circumstance arises that results in the Company either repaying money to Applicants or offering Applicants an opportunity to withdraw their Applications and be repaid their Application Money (other than to Applicants whose Applications are not accepted in whole or in part);

The ability for the Underwriter to terminate its obligations to satisfy a shortfall are qualified by the requirement that the Underwriter must believe, on reasonable grounds, that the relevant termination has, or is likely to have a materially adverse effect on the outcome of the Offer or could give rise to a material liability for the Underwriter under any law or regulation. These qualified events of termination include:

- a statement contained in the Prospectus is misleading or deceptive, a matter is omitted from the Prospectus, the issue of the Prospectus is misleading or deceptive, or any other information supplied to the Underwriter by the Company (including the due diligence report associated with this Offer) is false, misleading or deceptive;
- any material adverse change or disruption occurs in the existing financial markets, political or economic conditions of Australia, Japan, the United Kingdom, the U.S. or in the international financial markets or any material adverse change occurs in national or international political, financial or economic conditions, in each case the effect of which is that, in the

reasonable opinion of the Underwriter reached in good faith after consultation with the Company, it is impracticable to market the Offer or to enforce contracts to issue and allot the Shares or that the success of the Offer is likely to be adversely affected;

- the Prospectus does not contain all information required by the Corporations Act;
- the Company fails to lodge a supplementary or replacement prospectus in a form acceptable to the Underwriter in circumstances where the Company is prohibited by the Corporations Act from offering the Shares without further disclosure;
- the termination or material amendment of any material contract of the Company;
- there is an outbreak of hostilities political or civil unrest (whether or not war has been declared), or a major escalation in existing hostilities political or civil unrest occurs, involving any one or more of Australia, New Zealand, the U.S., the United Kingdom, any member state of the European Union, Japan, Indonesia, North Korea or the Peoples Republic of China or a significant terrorist act is perpetrated on any of those countries or any diplomatic, military, commercial or political establishment of any of those countries anywhere in the world;
- there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia, or any State or Territory of Australia, a new law, or the Reserve Bank of Australia, or any Commonwealth, State or Territory authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of the Underwriting Agreement), any of which does or is likely to have a material adverse effect on the success of the Offer;
- a change in the board of Directors or senior management of the Company occurs;
- a director of the Company is charged with an indictable offence or is disqualified from acting as a director;
- material legal proceedings are commenced against the Company;
- other than to adopt the constitution of the public listed company immediately prior to the issue and allotment of Shares or as otherwise contemplated by this Prospectus, the Company changes its constitution or the capital structure of the Company without the prior written consent of the Underwriter
- there is a material contravention by the Company of the Corporations Act, the Listing Rules, the Company's constitution, or any of the Listing Rules, or the Prospectus or any aspect of the Offer does not materially comply with the Corporations Act, the Listing Rules or any other applicable law or regulation;
- ASIC gives notice of an intention to hold a hearing under section 739(2) Corporations Act or issues an order under sections 739(1) or (3) Corporations Act;
- an application is made by ASIC for an order under Part 9.5 Corporations Act in relation to the Prospectus or ASIC commences any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act 2001 (Cth) in relation to the Prospectus;
- any person who is required under the Corporations Act to consent to the lodgement of the Prospectus, withdraws their consent
- there is a material default by the Company in the performance of any of their obligations under the Underwriting Agreement or a warranty contained in the Underwriting Agreement by the Company is not true or correct.
- an event specified in section 652C(1) or 652C(2) of the Corporations Act (substituting the Company for "target") occurs in relation to the Company;
- an event specified in the timetable contained in the Underwriting Agreement is delayed for more than 3 Business Days (other than as a result of actions taken by the Underwriter) without the Underwriter's prior written consent.

Indemnities

The Company has also agreed to indemnify and keep indemnified the Underwriter and its officers, employees, advisors and related bodies corporate and to hold them harmless from and against all third party claims, demands, damages, losses, costs, expenses and liabilities suffered or incurred as a result, whether directly or indirectly, of:

- this Prospectus and the Offer;
- the issue and allotment of Shares;
- any of the representations and warranties given by the Company contained in the Underwriting Agreement not being true and correct;
- a breach by the Company of its obligations under the Underwriting Agreement;
- the occurrence of a termination event under the Underwriting Agreement;
- any announcement, statement, advertising, publicity or public information made in relation to the Prospectus or the Offer; or
- any claim of liability under the Corporations Act or any other applicable law in relation to the Prospectus or the Offer.

The indemnity provided by the Company does not extend to any claims, demands, damages, losses, costs, expenses and liabilities arising out of the fraud, wilful misconduct, negligence or breach of contract of an indemnified party.

12.4.2 CSAHS Licence between the Company and Central Sydney Area Health Service dated 10 October 2001

Licence

CSAHS has granted the Company an exclusive, world-wide sub-licensable licence to exploit the CSAHS Intellectual Property. The Company must bear the cost of maintaining the registered CSAHS Intellectual Property and must use its reasonable commercial endeavours to exploit and undertake research and development of the CSAHS Intellectual Property.

Term

The term of the CSAHS Licence in each relevant country is for the longer of 10 years from the first commercial sale of products which exploits the CSAHS Intellectual Property in that country until the expiry of the last registered patent in that country unless the CSAHS Licence is terminated earlier for breach of the agreement by the Company or insolvency of the Company or if the Company determines in its commercial judgement that it is not prudent to continue the CSAHS Licence.

New intellectual property rights and improvements

With respect to any new patentable inventions arising in the course of exploiting the CSAHS Intellectual Property, the Company may at its own cost prosecute new patent applications in the name of the Company. If the Company does not seek patent protection for the new patentable invention in any country, CSAHS may at its own cost file patent applications.

Royalty

The following royalties are payable by the Company to CSAHS for the term of the CSAHS Licence on net sales of products and services which exploit the CSAHS Intellectual Property:

(a) in respect of the upper and lower airway function test application of the patents:

- no royalties until aggregate net sales of products and services from all countries of A$500,000 have been achieved;
- a royalty of 4% of the gross margin if the net sales of the products or services by the Company achieve a gross margin of 20% or less;
- a royalty of 8% of the gross margin if the net sales of the products or services by the Company achieve a gross margin between 20% and 40%;
- a royalty of 10% of the gross margin if the net sales of the products or services by the Company achieve a gross margin greater than 40%; and
- 20% of any royalty received from a sub-licensee;

(b) in respect of the mucociliary clearance and sputum induction applications of the patents:

- no royalties until sales representing a gross margin of $1 million have been achieved then, when the gross margin achieved by the product sales is between $1 million and $25 million a royalty equal to 3% of the gross margin will apply, when it is between $25 million and $75 million a royalty equal to 2.5% of the gross margin will apply and when it is greater than $75 million a royalty equal to 2% of the gross margin will apply; and
- 20% of any royalty received from a sub-licensee.

Indemnity
The Company has agreed to indemnify CSAHS against all loss and damage that CSAHS may sustain or incur as a result of any actions, claims, suits, proceedings or demands arising directly or indirectly out of the breach of the CSAHS Licence by the Company.

Both parties have agreed to indemnify the other party against all loss and damage that the other party may sustain or incur as a result of any damage to the other party's property or injury to or death of any of the other party's personnel arising out of the CSAHS Licence.

Insurance
Subject to a policy being available on commercially reasonable terms, the Company must maintain a product liability insurance policy naming CSAHS, both during and for a period of six months after the termination of the CSAHS Licence.

12.4.3 Anutech Licence between the Company and Anutech Pty Limited dated 14 October 1999

Licence
As agent for and on behalf of the ANU, Anutech has granted the Company an exclusive, world-wide sub-licensable licence to, within the field of phosphosugars as ethical therapeutics:

- exploit, make or dispose of any thing which arises from the use of, among other things, the ANU Intellectual Property; and
- use the ANU Intellectual Property for the purposes of further research and development and to exploit the results of such research and development.

The Company must reimburse Anutech for one third of any costs incurred in filing, maintaining and renewing the ANU Intellectual Property whether those costs were incurred before or after the date of the Anutech Licence.

The Company must provide to Anutech:

- a report every 12 months detailing the activities by the Company for the prior 12-month period and future plans to achieve its objectives under the Anutech Licence; and
- a brief report every six months describing the Company's progress against prior plans outlined in the 12-monthly report described above.

The Company must use its reasonable endeavours to exploit the ANU Intellectual Property and has agreed to commence the sale of products which incorporates or arises from the whole or partial use of the ANU Intellectual Property by 2011.

Term
The term of the Anutech Licence in respect of each patent is for the life of each of the licensed patents unless the Anutech Licence is terminated earlier for breach of the agreement by the Company or insolvency of the Company.

Refer to section 11 of this Prospectus in relation to specific risks associated with the Anutech Licence.

New intellectual property rights and improvements
Any new intellectual property acquired or developed by the Company during the term of the Anutech Licence becomes the property of the Company.

Anutech must advise the Company of the filing of any patent application or the issue of any patent which is legally or beneficially owned by ANU or Anutech which is dominated by the patents included in the ANU Intellectual Property or relates to the product arising wholly or partially from the ANU Intellectual Property. The Company has the option of having any such intellectual property included as part of the ANU Intellectual Property without an increase to any royalty rate payable.

Royalty

A royalty of 2% of revenue (net of expenses) received by the Company in connection with its use of the ANU Intellectual Property is payable by the Company to Anutech. The obligation to pay the royalty survives termination of the ANU Licence.

Indemnity

The Company has agreed to indemnify ANU and Anutech and any of their directors, officers, employees, staff, students and agents against all loss, liability, damage, claim, cost and expense arising from or in connection with, amongst other things:

- a breach by the Company of its warranties or obligations under the Anutech Licence; and
- the Company's use of the ANU Intellectual Property.

Insurance

The Company must maintain a $10 million product liability insurance policy in respect of products covered by the Anutech Licence.

12.4.4 Employment agreements

The Company has entered into employment agreements with Alan Robertson as Chief Executive Officer, Brett Charlton as executive Medical Director, William Cowden as Chief Scientific Officer, David McGarvey as Company Secretary and Chief Financial Officer and John Crapper as Chief Operations Officer. Each of the employment agreements are on substantially the same terms. A summary of the key terms of their employment agreements are as follows:

- they are to devote substantially the whole of their time and attention to the business of the Company;
- they are bound by usual confidentiality and intellectual property assignment provisions;
- they are subject to usual commercial non-competition clause during the course of the employment and after employment;
- the employment can be terminated immediately by the Company for serious misconduct, with one months' notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months' notice on the grounds of redundancy and with three months' notice without cause; and
- each of the agreements terminate automatically on 30 June 2005 unless the Company extends the agreement in writing or a further agreement is entered into.

The current remuneration payable to each of the executives which includes base remuneration, superannuation and a variable bonus (payable on the employee achieving certain milestones) is as follows:

- Alan Robertson – $270,750
- Brett Charlton – $171,700
- William Cowden – $171,700
- David McGarvey – $206,200
- John Crapper – $195,300

12.4.5 Services Agreement between the Company and Anutech Pty Ltd dated 9 December 2002

Services

The Company has agreed to pay Anutech to use its best endeavours to:

- provide the Company with research staff on employment terms acceptable to the Company; and
- provide human resource management services to the Company.

The Company has an arrangement with the John Curtin School of Medical Research (part of ANU) to provide the research staff employed under the Services Agreement with access to the John Curtin School of Medical Research.

Term

The term of the Services Agreement is until 1 January 2005 unless extended or terminated earlier for breach or insolvency.

Fees

The Company must pay a fee to Anutech determined by adding the staff salaries and any salary related expenses (including superannuation, payroll tax etc) (currently $318,272 per annum) and a management fee (currently $47,741 per annum). The management fee is calculated as 15% of the staff salaries and salary related expenses. At the date of this Prospectus, Anutech currently provides the services of six research staff under this arrangement.

Intellectual property

Any intellectual property created by the research staff under the Services Agreement is owned by and vests in the Company. The Company has granted the ANU a royalty free, irrevocable and perpetual non-exclusive licence to use the Company's intellectual property and confidential information generated under the Services Agreement for non-commercial research purposes.

Indemnity

Anutech will not be liable for any direct, consequential, or other damages suffered by the Company, any licensee or any others resulting from the use of the research results or any such invention or product.

12.4.6 **Deeds of access, indemnity and insurance**

The Company has entered into Deeds of Access, Indemnity and Insurance with each of the officers of the Company. Each deed provides each respective officer with the following:

- a right to access certain board papers of the Company during the period of their tenure and for a period of seven years after that tenure ends;
- subject to the Corporations Act, an indemnity in respect of liability to persons other than the Company and its related bodies corporate that they may incur while acting in their capacity as an officer of the Company or a related body corporate, except where that liability involves a lack of good faith and for defending certain legal proceedings; and
- the requirement that the Company maintain appropriate directors' and officers' insurance for the officer.

12.4.7 **Rodborough Road Lease between the Company and Trust Company of Australia Ltd dated 15 October 2002**

Lease

The Company has a lease over Unit 2, 10 Rodborough Road, Frenchs Forest, New South Wales. The lease is on usual commercial terms. The Company may use the premises for commercial offices and warehousing and facilities for research and development, and for the manufacture and supply of biomedical and medical devices.

Term

The Rodborough Road Lease expires on 21 June 2006, with an option to renew for a further five years.

Rent

The Company currently pays $233,244 annually, increasing by 3% in June of each year. The Company must also pay for certain outgoings. The Company has a bank guarantee in place for an amount equivalent to six months' rent in respect of the Rodborough Road lease.

12.4.8 **R&D Start Program Grant Agreement between the Commonwealth of Australia and the Company dated 17 June 2003**

Grant

Subject to the satisfaction of certain specified technical milestones and conditions, the Commonwealth of Australia having sufficient funding available and the Company demonstrating satisfactory progress and expenditure on a project for the development of a new treatment for cystic fibrosis, the Commonwealth of Australia has provided the Company with a grant of 50% of the Company's eligible expenditure on a project for the development of a new treatment for cystic fibrosis up to a maximum grant amount of A$3,013,658 payable over the period to 31 March 2005.

The Company must use the grant solely for the development of new treatments for cystic fibrosis. Grant payments are made in accordance with an agreed schedule and on completion of specified milestones.

The Company must use its best endeavours to commercialise the cystic fibrosis project on normal commercial terms within a reasonable time of completion of the project.

The Directors have no reason to believe that the Company will not continue to meet the milestones required by the grant.

Report
The Company must provide a report to the Commonwealth of Australia every three months relating to the conduct of the project and the commercialisation of its outcomes.

Termination
The Commonwealth of Australia may terminate the R&D Start Grant for breach of the agreement by the Company or failure to undertake the required research. In certain limited circumstances where the Company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project or upon termination of a grant due to breach of agreement or insolvency, the Commonwealth of Australia may require the Company to repay some or all of the grant paid to the Company.

12.5 Litigation

The Company is not involved in any significant legal proceedings. The Directors are not aware of any pending legal proceedings.

12.6 Directors' Interests

12.6.1 **Other than as set out below or elsewhere in this Prospectus:**
(a) no Director or proposed Director has, or has had in the two years before the date of this Prospectus, any interests in:

- the formation or promotion of the Company;
- property acquired or proposed to be acquired by the Company in connection with:
  - its formation or promotion;
  - the Offer; or
- the Offer; and

(b) no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to:

- any Director or proposed Director to induce him or her to become, or to qualify as, a Director of the Company; or
- any Director or proposed Director for services which he or she has provided in connection with the formation or promotion of the Company or the Offer.

12.6.2 **Remuneration of Directors**
Non-executive Directors are entitled to be remunerated as determined in general meeting of the Company to be apportioned between them as the Directors agree. For the current financial year ending 30 June 2004, the maximum aggregate amount of remuneration that may be paid to non-executive Directors' is $300,000.

Executive Directors are full time employees of the Company. The remuneration of Alan Robertson and Brett Charlton is set out at section 12.4.4. No Directors' fees (or alternate Directors' fees) are payable to these executives by the Company in addition to their remuneration.

A Director may be paid all travelling and other expenses properly incurred by them in attending meetings of Directors of committees of the Company or shareholder meetings of the Company or otherwise in connection with the execution of their duties as Directors.

A Director may be paid fees or other amounts as the Directors may determine where a Director performs special duties or otherwise performs services outside the scope of the ordinary directors. A Director may also be reimbursed for out of pocket expenses incurred as a result of his or her directorship or any special duties.

12.6.3 Directors' Share and option holdings

The Directors and their associated entities will have the following interests in the Company's shares on the issue and allotment of Shares under this Prospectus:

Director	Ordinary shares	Employee options over Shares
Denis Hanley[(i)]	160,000 Firm commitment for a further 400,000	1,040,000
Alan Robertson[(ii)]		2,080,000
Brett Charlton[(iii)]	11,200,000	1,600,000
Carrie Hillyard[(iv)]	9,600,000 Firm commitment and will receive a further 5,225,000	
Charles Kiefel[(v)]	Firm commitment of 400,000	200,000
Malcolm McComas[(vi)]		200,000
Brigitte Smith[(vii)]	25,600,000 Firm commitment and will receive a further 5,225,000	

Notes:

(i) Denis Hanley holds 160,000 Shares and has given Wilson HTM a firm committment to subscribe for a further 400,000 Shares in the Offer. Denis Hanley holds 640,000 unlisted options with an expiry date of 30 August 2011 and an exercise price of $0.3125 and 400,000 unlisted options with a lapse date of 30 June 2012 and an exercise price of $0.3125;

(ii) Alan Robertson holds 1,120,000 unlisted options with an expiry date of 30 November 2009 and an exercise price of $0.125 and 960,000 unlisted options with a lapse date of 30 June 2012 and an exercise price of $0.3125;

(iii) Brett Charlton will until the issue and allotment of Shares under this Prospectus be associated with Praxis Pharmaceuticals Inc. Praxis Pharmaceuticals Inc holds 11,200,000 Shares. Brett Charlton holds 640,000 unlisted options with an expiry date of 30 November 2009 and an exercise price of $0.125 and 960,000 unlisted options with a lapse date of 30 June 2012 and an exercise price of $0.3125.

(iv) Carrie Hillyard is associated with CM Capital Investment Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia VC Fund LLC and the Australia Venture Capital Fund L.P.

CM Capital Investments Pty Ltd as trustee of the CM Capital Investment Trust No 3 will on issue and allotment of Shares hold 7,200,000 existing Shares. CM Capital Investments Pty Ltd as trustee for CM Capital Investments Trust No 3 has given Wilson HTM a firm commitment to subscribe for 3,750,000 new Shares under the Prospectus and will as a result receive a firm commitment and naming fee from Wilson HTM which will be satisfied by Wilson HTM subscribing for 168,750 new Shares (included in the table above) and then transferring them to CM Capital Investments Pty Ltd as trustee of the CM Capital Investment Trust No 3.

CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P. will on issue and allotment of Shares under this Prospectus hold 2,400,000 existing Shares. CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P. has given Wilson HTM a firm commitment to subscribe for 1,250,000 new Shares under the Prospectus and as a result will receive a firm commitment and naming fee from Wilson HTM which will be satisfied by Wilson HTM subscribing for 56,250 new Shares (included in the table above) and then transferring them to CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P.

(v) Charles Kiefel holds unlisted options with a lapse date of 30 April 2013 with an exercise price of $0.3125.

(vi) Malcolm McComas holds unlisted options with a lapse date of 3 July 2013 with an exercise price of $0.3125.

(vii) Brigitte Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II.

On the issue and allotment of Shares under this Prospectus, Perpetual Trustees Nominees Limited as trustee of The Australian Bioscience Trust will hold 19,200,000 existing Shares. GBS Venture Partners Ltd as manager of The Australian Bioscience Trust has given Wilson HTM a firm commitment to subscribe for 1,000,000 new Shares to be held on trust by Perpetual Trustees Nominees Limited and GBS Venture Partners Ltd as manager of The Australian Bioscience Trust will as a result receive a firm commitment and naming fee from Wilson HTM which will be satisfied by Wilson HTM subscribing for 45,000 new Shares (included in the table above) and then transferring them to Perpetual Trustees Nominees Limited as trustee of The Australian Bioscience Trust.

On the issue and allotment of Shares under this Prospectus, GBS Venture Partners Ltd as trustee and manager of Bioscience Ventures II will hold 6,400,000 existing Shares. GBS Venture Partners Ltd as manager of Bioscience Ventures II has given Wilson HTM a firm commitment to subscribe for 4,000,000 new Shares and as a result will receive a firm commitment and naming fee from Wilson HTM which will be satisfied by Wilson HTM subscribing for 180,000 new Shares (included in the table above) and then transferring them to GBS Venture Partners Ltd as trustee and manager of Bioscience Ventures II.

(viii) Directors and their associated entities are entitled to subscribe for additional Shares in this Offer which are not reflected in this table (other than as described above).

12.6.4 Other interests of Directors

Neysa Investments Pty Ltd, a vehicle associated with Brett Charlton, provided scientific consultancy services to the Company between 29 June 2001 and 1 July 2002 and was paid a total of approximately $50,004.

Charles Kiefel is a director of WHTM Asset Management Ltd, Wilson HTM Charities Ltd and WHTM Capital Management Ltd and owns shares in Wilson HTM Investment Group Limited which are associated with the Underwriter.

The Principals Funds Management Pty Ltd, a vehicle associated with Denis Hanley and Charles Kiefel provided consulting services to the Company in 2002 and was paid a total of approximately $150,000. The Principals Funds Management Pty Ltd will be paid a fee of $45,000 from Wilson HTM being a 3% firm commitment fee and a 1.5% naming fee calculated on the amount of firm commitments to subscribe for Shares in the Prospectus given by certain existing shareholders and Directors of the Company.

CM Capital Investments Pty Ltd, CM Capital Venture Trust No 3, CIBC Australia VC Fund LLC and the Australia Venture Capital Fund L.P. are vehicles associated with Carrie Hillyard. In consideration of the entry into the firm commitment agreements described in section 12.6.3 of this Prospectus:

- CM Capital Investments Pty Ltd as trustee of CM Capital Venture Trust No 3 will be paid a firm commitment fee of 3% of the amount committed to be invested and a naming fee of 1.5% of the amount committed to be invested (fees equivalent to $84,375). These fees will be satisfied by Wilson HTM subscribing for 168,750 Shares and then transferring them to CM Capital Investments Pty Ltd as trustee of CM Capital Trust No 3.
- CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P. will be paid a firm commitment fee of 3% of the amount committed to be invested and a naming fee of 1.5% of the amount committed to be invested (fees equivalent to $28,125). These fees will be satisfied by Wilson HTM subscribing for 56,250 new Shares and then transferring them to CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P.

GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II are vehicles associated with Brigitte Smith. In consideration of the entry into the firm commitment agreements described in section 12.6.3 of this Prospectus:

- GBS Venture Partners Ltd as manager of The Australian Bioscience Trust will be paid a firm commitment fee of 3% of the amount invested and a naming fee of 1.5% of the amount invested (fees totalling $22,500) by Wilson HTM. This amount will be satisfied by Wilson HTM subscribing 45,000 new Shares and then transferring them to Perpetual Trustees Limited as trustee of The Australian Bioscience Trust.
- GBS Venture Partners Ltd as manager of Bioscience Ventures II will be paid a firm commitment fee of 3% of the amount invested and a naming fee of 1.5% of the amount invested (fees totalling $90,000) by Wilson HTM. This amount will be satisfied by Wilson HTM subscribing for 180,000 new Shares and then transferring them to GBS Venture Partners Ltd as manager and trustee of Bioscience Ventures II.

12.6.5 Disclosure of interests of non-Directors

Other than as set out below or elsewhere in this Prospectus:

(a) no promoter of the Company or person named in this Prospectus as having performed a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus has, or has in the two years before the date of this Prospectus had, any interest:

- in the formation or promotion of the Company;
- in property acquired or proposed to be acquired by the Company in connection with:
  - its formation or promotion;
  - the Offer; or
- the Offer; and

(b) no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any promoter of the Company, stockbroker or underwriter to the Offer or other person named in this Prospectus as having performed a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus or provided in connection with the formation or promotion of the Company or the Offer.

12.7 Expenses of the Offer

The expenses of the Offer are estimated to be $1.7 million, covering fees payable to the Underwriter, legal advisor, the investigating accountant, the Company's patent attorneys, the share registrar, the Company's financial communication consultants, the printing costs of the Offer, ASX and ASIC costs and other related expenses. These expenses have been paid or will be payable by the Company. The interests and the amounts payable to experts and advisors are as follows:

Wilson HTM Corporate Finance Ltd acts as Underwriter and Lead Manager in respect of the Offer and will be paid an underwriting fee and management fee totalling 6% of the funds raised under the Offer for its services, in addition to a $25,000 fee paid on initial engagement.

Piper Alderman acts as legal advisor to the Company in respect of this Prospectus and the Offer and will be paid approximately $117,000 (exclusive of GST) for its services to the date of this Prospectus and will be reimbursed for disbursements, with further amounts payable for any additional services relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual hourly charge out rates.

PricewaterhouseCoopers Securities Ltd acts as investigating accountant and to the Company in respect of the Offer and will be paid approximately $50,000 (exclusive of GST) for its services to the date of this Prospectus and will be reimbursed for disbursements, with further amounts payable for any additional services relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual hourly charge out rates.

Venable, Baetjer, Howard and Civiletti, LLP acts as patent attorney and prepared the Report on Intellectual Property for inclusion in this Prospectus and will be paid $33,000 for work provided in relation to this Prospectus and the Offer and will be reimbursed for disbursements, with further amounts payable for any additional services relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual hourly charge out rates.

Computershare Investor Services Pty Ltd acts as share registrar for the Company and will be paid approximately $8,000 (exclusive of GST) for its services to the date of this Prospectus and will be reimbursed for disbursements, with further amounts payable for any additional services relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual rates.

12.8 Consents

Wilson HTM Corporate Finance Ltd has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as Underwriter and Lead Manager in this Prospectus in the form and context in which it is named. Wilson HTM Corporate Finance Ltd has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

Emerging Growth Capital Pty Ltd has given, and has not before lodgement of this Prospectus with ASIC withdrawn, its consent to being named as co-manager of the Offer in this Prospectus in the form and context in which it is named. Emerging Growth Capital Pty Ltd has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

Piper Alderman has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as legal advisor to the Company in this Prospectus in the form and context in which it is named. Piper Alderman has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

PricewaterhouseCoopers has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as auditor in this Prospectus in the form and context in which it is named. PricewaterhouseCoopers has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

PricewaterhouseCoopers Securities Ltd has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as investigating accountant in this Prospectus in the form and context in which it is named. PricewaterhouseCoopers Securities Ltd has made no statement included in this Prospectus or on which a statement in this Prospectus is based other than the Investigating Accountant's Report included in section 9 of this Prospectus.

Venable, Baetjer, Howard and Civiletti, LLP has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as patent attorney in this Prospectus in the form and context in which it is named. Venable, Baetjer, Howard and Civiletti, LLP has made no statement in this Prospectus or on which a statement in this Prospectus is based other than the Report on Intellectual Property included in section 10 of this Prospectus.

Computershare Investor Services Pty Ltd has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as share registry in this Prospectus in the form and context in which it is named. Computershare Investor Services Pty Ltd has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

13 : Definitions and Glossary

Section



Definitions and Key Terms

In this Prospectus, unless the context otherwise requires:

ADEC	Australian Drug Evaluation Committee.
ANU	means the Australian National University.
ANU Intellectual Property	means the patents and associated intellectual property and knowledge set out in the Report on Intellectual Property in section 10 of this Prospectus under the headings 'Patent Familly 2' and 'Patent Family 3'.
Anutech	means Anutech Pty Ltd ACN 008 548 650.
Anutech Licence	means the licence between the Company and Anutech dated 14 October 1999 described in section 12.4.3 of this Prospectus.
Applicant	means an applicant for Shares who duly completes an Application Form and pays the applicable Application Money.
Application Form	means the application form accompanying this Prospectus.
Application Money	means the aggregate amount of money payable for Shares applied for in the Application Form.
Application Period	means the period between the opening and the closing date of this Prospectus.
ASIC	means the Australian Securities and Investments Commission.
ASX	means Australian Stock Exchange Limited ACN 008 624 691.
autoimmune	means having the property of responding immunologically to tissues in one's own body.
bronchiectasis	means a disease characterised by irreversible dilation and destruction of bronchial walls.
Business Day	means any day which is defined to be a Business Day pursuant to Listing Rule 19.12 of the Listing Rules of the ASX.
CHESS	means Clearing House Electronic Sub-register System of ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532.
chronic bronchitis	means the clinical definition associated with the presence of a chronic productive cough without a discernible cause for at least three months out of the year, for two successive years.
chronic obstructive pulmonary disease	is a group of lung diseases characterised by limited airflow with variable degrees of air sac enlargement and lung tissue destruction. Emphysema and chronic bronchitis are the most common forms of chronic obstructive pulmonary disease.
Closing Date	means 31 October 2003 or such other date as may be determined by the Directors.
Company	means Pharmaxis Ltd ACN 082 811 630/ABN 75 082 811 630.
Corporations Act	means the Corporations Act 2001 (Cth).
CSAHS	means Central Sydney Area Health Service.
CSAHS Intellectual Property	means the patents and associated intellectual property and knowledge set out in the Report on Intellectual Property in section 10 of this Prospectus

	under the heading 'Patent Family 1, The Use of Inhaled Mannitol'.
CSAHS Licence	means the licence agreement between the Company and CSAHS dated 10 October 2001 which is summarised in section 12.4.2 of this Prospectus.
Directors	means the directors of the Company.
dollars or $	means dollars in Australian currency (unless otherwise stated).
Employee Option Plan	means the employee option plan of the Company as amended from time to time which is summarised in section 12.2 of this Prospectus.
EST	means Eastern Standard Time under the Standard Time Act 1987 (NSW).
FDA	means the U.S. Food and Drug Administration.
firm offer	means that part of the Offer which is open to Australian resident investors and institutional investors who are offered a firm allocation of Shares from the Underwriter or other brokers participating in the Offer which indicates that it is a firm offer.
general offer	means that part of the Offer open to members of the general public who are resident in Australia and institutions who have not been offered a firm offer.
GMP	means good manufacturing practice.
ICH	means International Committee on Harmonisation.
Listing Rules	means the Listing Rules of the ASX.
non-ionic osmolyte	means a chemical substance that is not a salt that promotes osmosis.
Offer	means the offer of Shares under this Prospectus.
Offer Price	means the offer price of $0.50.
Opening Date	means 7 October 2003 or such other date as may be determined by the Directors.
osmosis	the passage of water from a region of high water concentration through a semi-permeable membrane to a region of low water concentration.
Pharmaxis	means Pharmaxis Ltd ACN 082 811 630.
Prospectus	means this prospectus.
PXS25	means the compound PXS25 and any compounds derived from it.
PXS2000	means the compound PXS2000 and any compounds derived from it.
Report on Intellectual Property	means the report on intellectual property in section 10 of this Prospectus.
R&D Start Grant	means the R&D Start Program Grant Agreement entered into between the Company and the Commonwealth of Australia on 17 June 2003 which is summarised in section 12.4.8 of this Prospectus.
rheumatoid arthritis	is a disease characterised by an immune response to one's own body, usually manifesting as inflammation of the joints.
SCH Business Rules	means the business rules of ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532 as the approved Securities Clearing House under the Corporations Act.
Services Agreement	means the services agreement between the Company and Austech dated 9 December 2002 which is summarised in section 12 of this Prospectus.
Share	means a fully paid ordinary share in the Company.
TGA	means the Therapeutic Goods Administration.
Underwriter or Lead Manager	means Wilson HTM.
Underwriting Agreement	means the underwriting agreement entered into between the Company and Wilson HTM in respect of this Prospectus which is summarised at section 12.4.1 of this Prospectus.
Venable	means Venable, Baetjer, Howard and Civiletti, LLP.
Wilson HTM	means Wilson HTM Corporate Finance Ltd ACN 057 547 323.

14 :Authorisation

Section



This Prospectus is dated 26 September 2003 and is issued by Pharmaxis Ltd.

The lodgement of this Prospectus with ASIC was consented to by every Director of the Company.

Denis Hanley
Chairman

pharmaxis Pharmaxis Ltd ACN 082 811 630

Broker Reference Stamp Only

Public Share Offer

Application Form

Broker Code Advisor Code

A Shares applied for

No of Shares x per Share A$0.50

B Amount

A$

Must be a minimum of 5,000 Shares. Applications for more than 5,000 Shares must be in multiples of 1,000 Shares.

C Write your name below

Please ensure your application is in a valid format. See reverse for guidance

Name of Joint Applicant or < Account Name >

Name of Joint Applicant or < Account Name >

D Write your postal address below

Unit Street No. Street Name

City/Suburb/Town State Postcode

E Chess HIN (If Applicable)

X

F Email Address (optional)

G Telephone Number

Area Code ( ) Home Telephone

Area Code ( ) Work Telephone

This will help if we have any questions

THIS FORM DOES NOT HAVE TO BE SIGNED

Cheque Details

Name of drawer of cheque	Cheque No	BSB No	Account No	Amount A$
				A$ .00
				A$ .00

Total Amount Enclosed A$ .00

Declaration

I/we declare that by lodging this Application Form, I/we represent and acknowledge that I/we have received a paper or electronic Prospectus with the Application Form or a complete print out of the electronic Prospectus with the Application Form and I/we have read and understood the Prospectus to which this Application Form relates. I/we hereby apply for such number of Shares as maybe calculated in accordance with the terms of the Prospectus and agree to be bound by the constitution of Pharmaxis Ltd. I/we hereby authorise Pharmaxis Ltd to complete and execute any documents necessary to effect the allotment or transfer of any shares. To meet the requirements of the Corporations Act, this Application Form must not be distributed to any other person unless accompanied by a complete unaltered version of the Prospectus. By lodging this Application Form, I/we declare that this Application is completed and lodged according to the Prospectus and that all statements made by me/us are complete and accurate. I/we represent and warrant that by lodging this Application Form, I am/we are in compliance with all laws of any jurisdiction outside the Commonwealth of Australia relevant to this Application. I/we acknowledge that I am/we are residents of Australia and I/we make the representations described in the Important Information section of the Prospectus.

pharmaxis Pharmaxis Ltd ACN 082 811 630

WARNINGS: This Application Form is for Shares under the Prospectus. The Prospectus contains information relevant to a decision to invest in Pharmaxis Ltd and it is advisable that the Prospectus be read in full before an application is made. The Prospectus is available at www.pharmaxis.com.au using the same means as necessary to access the Application. Any supplementary or replacement documents that Pharmaxis Ltd issues while the Offer is open (if any) will also be available at www.pharmaxis.com.au and will be accessible by the same means. The Corporations Act prohibits a person from passing this Application Form to any person unless it is attached to the Prospectus and any relevant supplementary documents. While the Prospectus is current, persons who receive an electronic copy of the Prospectus are entitled to obtain a paper copy of the Prospectus free of charge by contacting Pharmaxis Ltd.

Guide to Completing the Application Form

A **Shares Applied for**
Enter the number of Shares you wish to apply for. The application must be for a minimum of 5,000 Shares. Applications for greater than 5,000 Shares must be in multiples of 1,000 Shares.

B **Application Monies**
Enter the amount of Application Monies. To calculate the amount, multiply the number of Shares applied for by the price per Share.

C **Registration Name(s)**
Enter the full name(s) you wish to appear on the statement of shareholdings. This must be either your own name or the name of a company. Up to three joint Applicants may register. You should refer to the table below for the correct forms of registration. Applications using the wrong form of name may be rejected. Clearing House Electronic Sub-Register System (CHESS) participants should complete their name and address in the same format as those that are presently registered in the CHESS system.

D **Postal Address**
Enter your postal address for all correspondence. All communications to you from the share registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E **CHESS HIN (if applicable)**
Pharmaxis Ltd will apply to the ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of Australian Stock Exchange Limited. In CHESS, the Company will operate an electronic CHESS subregister of shareholdings and an electronic Issuer Sponsored subregister of shareholdings. Together the two subregisters will make up the Company's principal register of Shares. The Company will not be issuing certificates to applicants in respect of Shares allotted.

If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold Shares allotted to you under this Application in uncertificated form on the CHESS subregister, enter your CHESS HIN. Otherwise, leave the section blank and on allotment, you will be sponsored by Pharmaxis Ltd and a Shareholder Reference Number (SRN) will be allocated to you.

F **Email Address**
Enter your email address. This may be used to communicate other matters to you.

G **Telephone Number**
Enter your telephone number. This is not required but will assist us if there are any problems with your application.

Payment
Make your cheque or bank draft payable to 'Pharmaxis Ltd Trust Account' in Australian currency and cross it 'Not Negotiable'. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the Payment section and cheque details in the boxes provided. The amount must agree with the amount shown in box 'B'.

Sufficient cleared funds should be held in your account.

Pin (do not staple) your cheque(s) to the Application Form where indicated.

BEFORE COMPLETING THE APPLICATION FORM THE APPLICANT(S) SHOULD READ THE DISCLOSURE DOCUMENT TO WHICH THE APPLICATION RELATES. BY LODGING THE APPLICATION FORM, THE APPLICANT(S) AGREES THAT THIS APPLICATION IS FOR SHARES IN PHARMAXIS LTD UPON AND SUBJECT TO THE TERMS OF THE OFFER, AGREES TO TAKE ANY NUMBER OF SHARES EQUAL TO OR LESS THAN THE NUMBER OF SHARES INDICATED IN BOX 'A' THAT MAY BE ALLOTTED TO THE APPLICANT(S) PURSUANT TO THE OFFER AND DECLARES THAT ALL DETAILS AND STATEMENTS MADE ARE COMPLETE AND ACCURATE. IT IS NOT NECESSARY TO SIGN THE APPLICATION FORM.

Lodgement of Applications
Applicants who received a firm offer (as described in section 4.4 of the Prospectus) should return their completed Application Forms and Application Money to Wilson HTM or the broker from whom they received their firm offer of Shares (unless instructed otherwise). Applicants who have received a general offer should return their Application Form with cheque(s) attached to:

PHARMAXIS Ltd	PHARMAXIS Ltd
Computershare Investor Services Pty Ltd	Computershare Investor Services Pty Ltd
GPO Box 7115	Level 3
Sydney NSW 2001	60 Carrington Street
	Sydney NSW 2000

Application must be received at the Sydney office of Computershare Investor Services Pty Limited no later than 5.00pm Sydney time on 31 October 2003 or such other date as the Directors may determine.

Correct forms of Registration
Note that ONLY legal entities are allowed to hold Shares. Applications must be in the name(s) of natural persons, companies or other legal entities acceptable to Pharmaxis Ltd. At least one full given name and the surname is required for each natural person. The name of the beneficial holder or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable names below.

Type of Investor	Correct Form	Examples of Incorrect Form
Individuals Use given names – not initials	John Alfred Smith	J.A.Smith
Company Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts Use trustee(s) personal name(s) Do not use the name of the trust	Janet Smith <Janet Smith Family A/C>	Janet Smith Family Trust
Deceased Estates Use executor(s) personal name(s) Do not use name of deceased	Michael Smith <Est John Smith A/C>	Estate of late John Smith
Partnerships Use partners' personal names, Do not use the name of the partnership	John Smith and Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s) Do not use the name of the clubs etc.	Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds Use name of trustee of fund Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Put the name(s) of any joint applicant(s) and/or account description using < > as indicated above in designated space(s) on the Application.

15 : Corporate Directory

Section

Directors' Information
Denis Hanley (Chairman)
Alan Robertson (CEO)
Brett Charlton (Medical Director)
Carrie Hillyard
Charles Kiefel
Malcolm McComas
Brigitte Smith

Company Secretary and Chief Financial Officer
David McGarvey

Registered Office
Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Australia
Telephone: +61 2 9451 5961
Fax: +61 2 9451 3622
Email: info@pharmaxis.com.au
Web: www.pharmaxis.com.au

Underwriter and Lead Manager
Wilson HTM Corporate Finance Ltd
Level 21 Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia

Co-Manager
Emerging Growth Capital Pty Ltd
Level 2, 52 Phillip Street
Sydney NSW 2000
Australia

Legal Advisor
Piper Alderman
Level 23, Governor Macquarie Tower
1 Farrer Place
Sydney NSW 2000
Australia

Auditor
PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171
Australia

Investigating Accountant
PricewaterhouseCoopers Securities Ltd
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171
Australia

Patent Attorney
Venable, Baetjer, Howard And Civiletti, LLP
810 Towers Crescent Drive, Suite 300
Vienna, Virginia, 22182
United States of America

Share Registry (on listing)
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

Home Stock Exchange (on listing)
Sydney

Enquiry Line
1800 805 226

Design and Production: DownerMancini|design



pharmaxis

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PHARMAXIS LTD	
ABN: 75 082 811 630	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRETT CHARLTON
Date of appointment	1 June 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Ordinary shares: 20,000 Options over ordinary shares: 1,600,000

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PHARMAXIS LTD	
ABN: 75 082 811 630	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DENIS MICHAEL HANLEY
Date of appointment	24 October 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Ordinary shares: 560,000 Options over Ordinary shares: 1,040,000

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **Nil**	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHARMAXIS LTD
ABN:	75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CARMEL JUDITH HILLYARD
Date of appointment	28 August 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund LP	Ordinary shares: 3,635,956
CM Capital Investments Pty Ltd as trustee for CM Capital Venture No 3	Ordinary shares: 11,189,044
The above vehicles are associated with Carmel Hillyard.	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHARMAXIS LTD
ABN:	75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CHARLES PETER HUNT KIEFEL
Date of appointment	1 May 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Ordinary shares: 200,000 Options over ordinary shares: 200,000

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. **Nil**	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHARMAXIS LTD
ABN:	75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MALCOLM JOHN McCOMAS
Date of appointment	4 July 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Options over ordinary shares: 200,000

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Movilli Pty Ltd – company controlled by the director	Ordinary shares: 100,000

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity PHARMAXIS LTD	
ABN: 75 082 811 630	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DR ALAN ROBERTSON
Date of appointment	25 July 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Options over ordinary shares: 2,080,000

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Nil	

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHARMAXIS LTD
ABN:	75 082 811 630

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIGITTE HELEN SMITH
Date of appointment	22 October 1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Perpetual Trustees Nominees Ltd as trustee for The Australian Bioscience Trust Brigitte Smith is associated with the manager of the above trust	Ordinary shares: 20,245,000
GBS Venture Partners Ltd as trustee and manager for Bioscience Ventures II Brigitte Smith is associated with the trustee and manager of the above	Ordinary shares: 10,580,000

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial shareholder

To Company Name/Scheme PHARMAXIS LTD

ACN/ARSN 082 811 630

1. Details of substantial shareholder(1)

Name PRAXIS PHARMACEUTICALS INC

ACN/ARSN (if applicable)

The holder became a substantial holder on 10/11/2003

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	11,200,000	11,200,000	10.37%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
PRAXIS PHARMACEUTICALS INC	REGISTERED HOLDER	11,200,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
PRAXIS PHARMACEUTICALS INC	PRAXIS PHARMACEUTICALS INC	PRAXIS PHARMACEUTICALS INC	11,200,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	

6. Associates

The reason the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name of ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
PRAXIS PHARMACEUTICALS INC	50 WEST BROADWAY, SALT LAKE CITY, UTAH, UNITED STATES OF AMERICA

Signature

Print Name Winston Cabell

Sign here

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically name group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection (671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies)/

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may become, entitled to receive in relation to that acquisition. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial shareholder

To Company Name/Scheme	PHARMAXIS LTD
ACN/ARSN	082 811 630

1. Details of substantial shareholder(1)

Name	PERPETUAL TRUSTEES NOMINEES LIMITED AS TRUSTEE OF THE AUSTRALIAN BIOSCIENCE TRUST AND GBS VENTURE PARTNERS LTD AS MANAGER OF THE AUSTRALIAN BIOSCIENCE TRUST
ACN/ARSN (if applicable)	000 341 533 / 072 515 247
The holder became a substantial holder on	10/11/2003

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	20,245,000	20,245,000	18.74%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
PERPETUAL TRUSTEES NOMINEES LIMITED AS TRUSTEES OF THE AUSTRALIAN BIOSCIENCE TRUST	REGISTERED HOLDER	ORDINARY 20,245,000
GBS VENTURE PARTNERS LIMITED AS MANAGER OF THE AUSTRALIAN BIOSCIENCE TRUST	POWER TO CONTROL DISPOSAL	ORDINARY 20,245,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
PERPETUAL TRUSTEES NOMINEES LIMITED AS TRUSTEES OF THE AUSTRALIAN BIOSCIENCE TRUST	PERPETUAL TRUSTEES NOMINEES LIMITED AS TRUSTEES OF THE AUSTRALIAN BIOSCIENCE TRUST	PERPETUAL TRUSTEES NOMINEES LIMITED AS TRUSTEES OF THE AUSTRALIAN BIOSCIENCE TRUST	20,245,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities
PERPETUAL TRUSTEES NOMINEES LIMITED AS TRUSTEES OF THE AUSTRALIAN BIOSCIENCE TRUST	31/10/2003	$522,500	ORDINARY 1,045,000

6. Associates

The reason the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name of ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
PERPETUAL TRUSTEES NOMINEES LIMITED AS TRUSTEE OF THE AUSTRALIAN BIOSCIENCE TRUST	Level 8, 9 Castlereagh St. Sydney NSW 2000
GBS VENTURE PARTNERS LIMITED AS MANAGER OF THE AUSTRALIAN BIOSCIENCE TRUST	LEVEL 5, [illegible] HOUSE, 71 COLLINS STREET, MELBOURNE VIC 3000

Signed in my presence for and on behalf of Perpetual Trustees Nominees Ltd. (A B N 99 000 341 533) under the Power of Attorney dated 12 March 2002 (Registration No. ....) by its Attorneys

JOHN GALLAGHER — Senior Manager
[Signature of Attorney] [Full name of Attorney] [Title of Attorney] and

VINCENT TOUCHARD — ASSISTANT MANAGER
[Signature of Attorney] [Full name of Attorney] [Title of Attorney]

who are personally known to me and each of whom declare that they have received no notice of revocation of the Power of Attorney under which this document is signed

Greg Wright
[Signature of Witness] [Full name of Witness]

Signature

Print Name ____________

Sign here ____________

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically name group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 200.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection (671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial shareholder

To Company Name/Scheme: PHARMAXIS LTD

ACN/ARSN: 082 811 630

1. Details of substantial shareholder(1)

Name: CM CAPITAL INVESTMENTS PTY LTD

ACN/ARSN (if applicable): 098 048 830

The holder became a substantial holder on: 10/11/2003

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	13,825,000	13,825,000	12.799%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
CM CAPITAL INVESTMENTS PTY LTD	REGISTERED HOLDER	ORDINARY 11,189,044
CIBC AUSTRALIA VC FUND LLC	REGISTERED HOLDER	ORDINARY 2,635,956

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
CM CAPITAL INVESTMENTS PTY LTD	CM CAPITAL INVESTMENTS PTY LTD AS TRUSTEE FOR THE CM CAPITAL VENTURE TRUST NO. 3	CM CAPITAL INVESTMENTS PTY LTD AS TRUSTEE FOR THE CM CAPITAL VENTURE TRUST NO. 3	11,189,044
CIBC AUSTRALIA VC FUND LLC	CIBC AUSTRALIA VC FUND LLC AS GENERAL PARTNER OF THE AUSTRALIAN VENTURE CAPITAL FUND LP	CIBC AUSTRALIA VC FUND LLC AS GENERAL PARTNER OF THE AUSTRALIAN VENTURE CAPITAL FUND LP	2,635,956

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities
CM CAPITAL INVESTMENTS PTY LTD	31/10/2003	$1,994,522.00	ORDINARY 3,989,044
CIBC AUSTRALIA VC FUND LLC	31/10/2003	$117,978.00	ORDINARY 235,956

6. Associates

The reason the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name of ACN/ARSN (if applicable)	Nature of association
CIBC AUSTRALIA VC FUND LLC	CIBC AUSTRALIA VC FUND LLC & CM CAPITAL INVESTMENTS PTY LTD ACT IN CONCERT IN RELATION TO THE AFFAIRS OF PHARMAXIS LTD

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
CM CAPITAL INVESTMENTS PTY LTD AS TRUSTEE FOR THE CM CAPITAL VENTURE TRUST NO. 3	TELSTRA HOUSE, 167 EAGLE STREET, BRISBANE, QUEENSLAND 4000
CIBC AUSTRALIA VC FUND LLC AS GENERAL PARTNER OF THE AUSTRALIAN VENTURE CAPITAL FUND LP	C/O CM CAPITAL INVESTMENT PTY LTD, 167 EAGLE STREET, BRISBANE, QUEENSLAND 4000

Signature

Print Name Carmel Judith Hillyard (Director of CM Capital Investments Pty Ltd)

Sign here [signature]

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically name group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 200.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection (671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies)/

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises **because of an** option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may become, entitled to receive in relation to that acquisition. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial shareholder

To Company Name/Scheme PHARMAXIS LTD

ACN/ARSN 082 811 630

1. Details of substantial shareholder(1)

Name GBS VENTURE PARTNERS LTD AS TRUSTEE OF BIOSCIENCE VENTURES II

ACN/ARSN (if applicable) 072 515 247

The holder became a substantial holder on 10/11/2003

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	10,580,000	10,580,000	9.79%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
GBS VENTURE PARTNERS LTD AS TRUSTEE OF BIOSCIENCE VENTURES II	REGISTERED HOLDER	ORDINARY 10,580,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
GBS VENTURE PARTNERS LTD AS TRUSTEE OF BIOSCIENCE VENTURES II	GBS VENTURE PARTNERS LTD AS TRUSTEE OF BIOSCIENCE VENTURES II	GBS VENTURE PARTNERS LTD AS TRUSTEE OF BIOSCIENCE VENTURES II	10,580,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities
GBS VENTURE PARTNERS LTD AS TRUSTEE OF BIOSCIENCE VENTURES II	31/10/2003	$2,090,000	ORDINARY 4,180,000

6. Associates

The reason the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name of ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
GBS VENTURE PARTNERS LTD AS TRUSTEE OF BIOSCIENCE VENTURES II	LEVEL 5. HARLEY HOUSE, 71 COLLINS STREET, MELBOURNE, VICTORIA, 3000

Signature

Print Name G. BROOKE

Sign here ______________________

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically name group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection (671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies)/

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may become, entitled to receive in relation to that acquisition. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial shareholder

To Company Name/Scheme: PHARMAXIS LTD

ACN/ARSN: 082 811 630

1. Details of substantial shareholder(1)

Name: MOOROOLBARK TECHNOLOGY PTY LTD AS TRUSTEE FOR THE PHARMAXIS INVESTMENT TRUST

ACN/ARSN (if applicable): 080 904 892

The holder became a substantial holder on: 10/11/2003

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	7,520,000	7,520,000	6.96%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
MOOROOLBARK TECHNOLOGY PTY LTD	REGISTERED HOLDER	7,520,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
MOOROOLBARK TECHNOLOGY PTY LTD AS TRUSTEE OF THE PHARMAXIS INVESTMENT TRUST	MOOROOLBARK TECHNOLOGY PTY LTD	MOOROOLBARK TECHNOLOGY PTY LTD	7,520,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	

6. Associates

The reason the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name of ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MOOROOLBARK TECHNOLOGY PTY LTD	LEVEL 1, 159 DORCAS STREET, SOUTH MELBOURNE, VICTORIA, 3250

Signature

Print Name John Bennett

Sign here

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically name group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection (671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies)/

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may become, entitled to receive in relation to that acquisition. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Constitution

of

Pharmaxis Ltd

ACN 082 811 630

Piper Alderman ***Lawyers***
Level 23, Governor Macquarie Tower
1 Farrer Place
Sydney NSW 2000
Australia

Telephone: (02) 9253 9999
Facsimile: (02) 9253 9900
Email: lawcom@piper-alderman.com.au

Contents

Page

Pharmaxis Ltd

ACN 082 811 630

Constitution

Part 1 - Preliminary

1. Name

The Company's name is Pharmaxis Ltd or other name adopted from time to time.

2. Nature of Company

The Company is a public company limited by shares.

3. Replaceable rules

The replaceable rules in the Corporations Act do not apply to the Company.

Part 2 – Shares

4. Issue of shares

Section 124; Chapter 2H

Without limiting the Company's powers under the Corporations Act, the Company (under the control of the Directors) may:

4.1 issue shares in the Company; and

4.2 grant options over unissued shares in the Company,

on any terms, with any rights or restrictions attached to the shares, at any time, and for any consideration the Directors decide. *Section 124; Chapter 2H*

5. Preference shares

Section 254A, 246C; Part 2H.2

5.1 The Company may issue preference shares on terms approved by special resolution of the Company as to:

5.1.1 repayment of capital;

5.1.2 participation in surplus assets and profits;

5.1.3 cumulative and non-cumulative dividends;

5.1.4 voting; and

5.1.5 priority of payment of capital and dividends in relation to other shares or classes of preference shares.

5.2 The Company may issue new preference shares that rank equally with existing preference shares. A new issue is taken not to vary the rights attached to the existing preference shares.

5.3 The Company may only redeem redeemable preference shares according to their terms of issue.

6. Variation of classes and class rights

Part 2F.2; 254G

6.1 Subject to the Corporations Act, the Company may:

6.1.1 vary or cancel rights attached to shares in a class of shares; and

6.1.2 convert shares from one class to another by:

(a) special resolution of the Company; and

(b) approval of the holders of shares in that class by:

(i) special resolution passed at a meeting of the holders of shares in that class; or

(ii) the written consent of shareholders with at least 75% of the votes in that class.

6.2 Part 5 of this constitution (with the necessary changes) applies to meetings of holders of a class of shares.

6.3 The Company may issue new shares that rank equally with existing shares. The new issue is taken not to vary the rights attached to the existing shares.

7. Alteration of share capital

254H

The Company in general meeting may convert its shares into a larger or smaller number of shares.

8. Reduction of capital and buy-backs

Part 2J.1

Subject to the Corporations Act and the Listing Rules if the Company is listed, the Company may:

8.1 reduce its share capital; and

8.2 buy-back shares in itself.

9. Brokerage

Section 258C

The Company may pay brokerage or commission if a person takes up securities in the Company.

10. Joint holders

10.1 Two or more persons may hold a share only as joint tenants.

10.2 Subject to the Corporations Act and the Listing Rules if the Company is listed, the Company need not register more than three persons as joint holders of a share.

11. Trust not recognised

Except as required by law or this constitution, the Company need not recognise:

11.1 that a person holds a share on trust; or

11.2 any interest in a share except the registered holder's absolute ownership of the whole share.

12. Share and option certificates and statements

12.1 When the Company registers securities of any class to a shareholder or option holder, the Company must issue to the shareholder or option holder, without charge, in the discretion of the Directors:

12.1.1 one or more certificates for those securities;

12.1.2 if the Company is bound by the operating rules of a prescribed CS facility in relation to those securities, a statement of holdings or similar required by the operating rules; or

12.1.3 any other document that confirms ownership of the securities as the Directors decide.

12.2 If the Corporations Act so permits, the Company:

12.2.1 need not issue a certificate for the securities; and

12.2.2 may cancel a certificate and not issue a replacement.

12.3 The Company must comply with the Corporations Act, the Listing Rules if the Company is listed, and the operating rules of a prescribed CS facility if the Company is bound by those rules, in issuing those certificates, statements of holdings or other documents.

12.4 If required to issue a certificate, the Company need issue only one certificate for securities registered in more than one name. The Company must deliver that certificate to any one of the registered holders.

12.5 Subject to the Corporations Act, the Listing Rules if the Company is listed, and the operating rules of a prescribed CS facility if the Company is bound by those rules, the Company must issue a replacement certificate for a defaced, worn out, lost or destroyed certificate. *Section 1070D; Listing Rules 8.8*

13. Restricted securities

13.1 If the Company is listed on ASX, then despite any other provision in this constitution:

13.1.1 restricted securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or ASX;

13.1.2 the Company may ask ASTC to apply a holding lock to prevent a transfer;

13.1.3 the Company must refuse to acknowledge a disposal (including registering a transfer) of restricted securities during the escrow period except as permitted by the Listing Rules or ASX; and

13.1.4 during a breach of the Listing Rules relating to restricted securities, or a breach of a Restriction Agreement, the holder of the restricted securities is not entitled to any Dividend or distribution, or voting rights, in respect of the restricted securities.

13.2 In this clause:

13.2.1 **dispose** has the same meaning as in the Listing Rules; and

13.2.2 **restricted securities** has the same meaning as in the Listing Rules.

Part 3 - Calls, liens and forfeiture

14. Calls

Listing Rules Appendix 6A.5

14.1 Subject to the Listing Rules if the Company is listed, and subject to the terms of issue, the Directors may make calls on the holder of a share for any unpaid portion of the issue price of that share at any time.

14.2 The Directors may make a call payable by instalments.

14.3 While the Company is listed on ASX, the Directors must give to the shareholder:

14.3.1 the period of notice of the call required by the Listing Rules; and

14.3.2 a call notice containing the information required by the Listing Rules.

While the Company is not listed on ASX, the Company must give to the shareholder at least 14 days' notice of a call, specifying the amount payable, and the time and place of payment.

14.4 A call is made when the Directors resolve to make the call.

14.5 The Directors may revoke or postpone a call or extend the time for payment.

14.6 A call is still valid if either or both:

14.6.1 a shareholder does not receive notice of the call; or

14.6.2 the Company accidentally does not give notice of the call to a shareholder.

14.7 A shareholder must pay to the Company:

14.7.1 the amount called, by the time and at the place specified;

14.7.2 if the amount called is not paid by that time, interest at the rate fixed in this Part on an unpaid call (or instalment) from the date the call (or instalment) becomes presently payable until and including the date of payment; and

14.7.3 costs incurred by the Company in respect of the non-payment or late payment of the call.

14.8 Joint holders of a share and their respective personal representatives are all jointly and severally liable to pay all calls on the share.

14.9 If, by the terms of issue of a share, an amount is payable on issue or at a fixed date, the Company is taken to have properly called that amount and given proper notice of it.

14.10 The Directors may waive all or any part of an amount payable under this clause or the terms of issue of a share.

14.11 The Directors may recover an amount presently payable under this clause from a shareholder in all or any of the following ways:

14.11.1 by suing the shareholder for debt;

14.11.2 by enforcing the lien on the share; or

14.11.3 by declaring forfeit the share.

14.12 A debt is sufficiently proved by evidence that:

14.12.1 the shareholder is registered as a holder or a joint holder of the share; and

14.12.2 the resolution for the call is recorded in the minute book.

14.13 The Directors may authorise the Company:

14.13.1 to accept from a shareholder an amount paid before call;

14.13.2 to pay interest on the amount paid before call, at any rate the Directors decide, from the date of payment until and including the date the call becomes presently payable; and

14.13.3 to repay the amount to the shareholder.

14.14 An amount paid before call is ignored in determining a Dividend or surplus in a winding up.

15. Indemnity from taxation

15.1 If the Company is required by law to pay an amount (including a tax) in respect of a shareholder or a share held by that shareholder or a Dividend in respect of a share held by that shareholder:

15.1.1 the shareholder or the shareholder's personal representative must:

(a) indemnify the Company against that liability; and

(b) on demand, reimburse the Company for any payment by the Company, and pay to the Company interest on it at the rate fixed under this Part from the date of payment by the Company until and including the date the shareholder reimburses the Company and pays any costs incurred by the Company because of the payment; and

15.1.2 subject to clause 24, the Company may refuse to register a transfer of any shares by or to the shareholder or the shareholder's personal representative until payment of all amounts presently payable under this clause.

15.2 The Directors may waive any of the Company's rights under this clause.

15.3 The Directors may recover an amount presently payable under this clause from a shareholder in both or either of the following ways:

15.3.1 by suing the shareholder for debt; or

15.3.2 by enforcing the lien on the share.

16. Forfeiture

16.1 The Directors may resolve that a shareholder's share is forfeited if:

16.1.1 the shareholder does not pay a call or instalment on the share when presently payable;

16.1.2 the Company gives the shareholder notice:

(a) requiring payment of that call or instalment, any interest on it and any costs incurred by the Company because of the non-payment; and

(b) stating that the share will be forfeited if the shareholder does not pay to the Company, at the place named, the total amount within 14 days (or any longer period stated) after the notice is given; and

16.1.3 the shareholder does not pay the total amount within that period.

16.2 When a share is forfeited, the Company must:

16.2.1 notify the former holder that the share is forfeited; and

16.2.2 record the forfeiture and date of forfeiture in the register of shareholders.

A failure to do this does not invalidate the forfeiture.

16.3 The former holder of a forfeited share must pay to the Company:

16.3.1 all calls, instalments, interest and costs in respect of the share to the date of forfeiture; and

16.3.2 interest at the rate fixed in this Part on those amounts from the date of forfeiture until and including the date of payment.

16.4 The forfeiture of a share extinguishes:

16.4.1 the former shareholder's interest in the share; and

16.4.2 all claims against the Company in respect of the share, including all Dividends presently payable by the Company on the share.

16.5 Subject to the Listing Rules if the Company is listed, the Company may sell or otherwise dispose of a forfeited share on any terms and in any way the Directors decide.

16.6 A certificate by a Director or secretary of the Company that the share was forfeited on a specified date is sufficient evidence of the matter, unless it is proved to be incorrect.

16.7 The Directors may:

16.7.1 waive any of the Company's rights under this clause; and

16.7.2 before sale or re-issue of a forfeited share, annul the forfeiture on any terms the Directors decide.

17. Lien

Listing Rule 6.13

17.1 The Company has a first ranking lien on:

17.1.1 each share registered to a shareholder;

17.1.2 Dividends on the share; and

17.1.3 proceeds of sale of the share,

for:

17.1.4 an unpaid call or instalment that is due but unpaid on the share;

17.1.5 if the share was acquired under an employee incentive scheme or an employee share or option plan, an amount owing to the Company for acquiring the share;

17.1.6 any amounts the Company is required by law to pay (and has paid) in respect of the shares of that shareholder or deceased former shareholder; and

17.1.7 any indemnity amount or any interest and costs presently payable to the Company under this Part.

17.2 The Company may sell a share to enforce the lien if:

17.2.1 an amount secured by the lien is presently payable;

17.2.2 the Company gives the shareholder notice:

(a) requiring payment of that amount, any interest on it and any costs incurred by the Company because of the non-payment; and

(b) stating that the share will be sold if the shareholder does not pay to the Company, at the place named, the total amount within 14 days (or any longer period stated) after service of the notice; and

17.2.3 the shareholder does not pay the total amount within that period.

17.3 The Directors may waive any of the Company's rights under this clause.

17.4 Registration by the Company of a transfer of a share releases any lien on that share, insofar as the lien relates to money owing by the transferor or previous transferor, unless the Company gives the transferee notice of its claim.

18. Sale

18.1 The Directors may authorise a person to sign a transfer of a forfeited share or a share sold to enforce a lien.

18.2 The Company must apply the sale price from:

18.2.1 the sale of a forfeited share; and

18.2.2 the sale of a share sold to enforce a lien,

in the following order:

18.2.3 to the costs of the sale;

18.2.4 to the amount presently payable by the former holder to the Company; and

18.2.5 to the former holder or the former holder's personal representative, on receipt of the certificate for the share.

18.3 The Company must register the purchaser of the share as the holder of the share.

18.4 The purchaser need not enquire whether the Company:

18.4.1 properly exercised its powers in respect of the share; or

18.4.2 properly applied the sale price for the share.

These matters do not affect the title of the purchaser.

18.5 Unless expressly agreed, the purchaser is not liable for calls and other amounts presently payable in respect of the share before the sale.

19. Interest

19.1 A shareholder must pay interest under this Part to the Company:

19.1.1 at a rate the Directors decide; or

19.1.2 if the Directors do not decide a rate, at 10% per annum.

19.2 Interest payable to the Company accrues daily.

19.3 The Company may capitalise interest monthly or at any other intervals the Directors decide.

Part 4 - Transfer of shares

20. Instruments of transfer

Subject to this constitution, a shareholder may transfer a share:

20.1 in the case of transfers effected through a prescribed CS facility, in accordance with the operating rules of the CS facility;

20.2 by an instrument of transfer in any common form or other form approved by the Directors; and

20.3 by any other method of transferring securities recognised by the Corporations Act and ASX if the Company is listed, and also approved by the Directors.

21. Registration

21.1 If a security transfer is effected through a prescribed CS facility, the Company must comply with the operating rules of the CS facility in respect of that transfer and must not fail to register or give effect to the transfer if it is a proper ASTC transfer of that security.

21.2 If an instrument of transfer is used, it must be:

21.2.1 a proper instrument of transfer for the purpose of the Corporations Act;

21.2.2 delivered to the Company's share registry, together with any evidence the Directors require to prove:

(a) the title of the transferor;

(b) the transferor's right to transfer the shares; and

(c) it is a proper instrument of transfer for the purpose of the Corporations Act.

22. Effect of transfer

Subject to the operating rules of the CS facility if the Company is bound by those rules, a transferor of shares remains the holder of the shares until the transfer is registered and the name of the transferee is entered in the register of shareholders as the owner of the shares.

23. No charge

The Company must not charge a fee to register a transfer.

24. Refusal to register transfer

1072, Listing Rule 8.10

24.1 If the Company is not listed on ASX, the Directors may refuse to register a transfer of shares only if:

24.1.1 clause 15, 20 or 21 is not complied with;

24.1.2 the shares are not fully paid;

24.1.3 the Company has a lien on the shares; or

24.1.4 the transfer is not a proper instrument of transfer for the purpose of the Corporations Act.

24.2 If the Company is listed on ASX, the Company must not prevent, delay or interfere with the generation of a proper ASTC transfer. However, the Company may ask ASTC to apply a holding lock to prevent a proper ASTC transfer where permitted by the Corporations Act or the Listing Rules. The

Company must ask for the application of such a holding lock if the Corporations Act or the Listing Rules so require.

24.3 The Directors must give notice of any refusal to the security holder and any broker lodging the transfer. The notice must set out the reason for the refusal. Failure to do so does not invalidate the decision of the Directors.

25. Suspension of registration

Subject to the Corporations Act, the Listing Rules if the Company is listed, and the operating rules of the prescribed CS facility if the Company is bound by those rules, the Directors may suspend registration of transfers of shares in the Company at the times and for the periods they decide. The periods of suspension must not exceed an aggregate total of 30 days in any calendar year.

26. Company retains instrument of transfer

26.1 The Company may keep an instrument of transfer after registration.

26.2 If demand is made within 12 months after the Company gives notice of a refusal to register and there is no allegation of fraud, the Company must return the instrument of transfer to the depositor.

27. Death of shareholder

27.1 If a shareholder (other than a joint shareholder) dies, the Company must recognise only the personal representative of the deceased shareholder as being entitled to the deceased shareholder's shares.

27.2 If a shareholder who owns shares jointly dies, the Company must recognise only the survivor as being entitled to the deceased shareholder's interest in the shares.

27.3 Whether the deceased shareholder owned the shares solely or jointly, the estate of the deceased shareholder is not released from any liability in respect of the shares.

28. Transmission

28.1 If a person is entitled to shares because of a Transmission Event and gives the Directors the information they reasonably require to establish the person's entitlement:

28.1.1 the person may:

(a) by giving notice to the Company, elect to be registered as the holder of the shares; or

(b) by giving a completed instrument of transfer to the Company, transfer the shares to another person; and

28.1.2 the person is entitled, whether or not registered as the holder of the shares, to the same rights as the shareholder or deceased shareholder.

28.2 On receiving a notice under clause 28.1.1(a), the Company must register the person as the holder of the shares.

28.3 A transfer under clause 28.1.1(b) is subject to the same rules (for example, about entitlement to transfer and registration of transfers) as apply to transfers generally.

Part 5 - Proceedings of shareholders

29. One shareholder

249B

While the Company has only one shareholder:

29.1 it may pass a resolution by the shareholder recording it and signing the record; and

29.2 the rest of this Part does not apply.

30. Annual general meetings

250N

Subject to the Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and within 5 months after the end of its financial year.

31. Who may call meetings of shareholders

Part 2G.2.2, 249CA, Reg.2G.2.01

31.1 A Director may call and arrange a meeting of shareholders at such reasonable time and place as the Director decides.

31.2 The Directors may call and arrange a meeting of shareholders at such reasonable time and place as the Directors decide.

249R

31.3 The Directors must call and arrange a meeting of shareholders when requested by the shareholders as specified in the Corporations Act.

31.4 The shareholders specified in the Corporations Act may call a meeting of shareholders.

32. How to call meetings of shareholders

Part 2G.2.3; Defects 1322; Listing Rules Chapter 14, s.1074E(2)(g)(i) and regs 7.11.37 and 7.11.38

32.1 When required by the Corporations Act, at least 28 days' notice must be given of a general meeting. If 28 days' notice is not required by the Corporations

Act, at least 21 days' notice must be given of a general meeting. However, unless prohibited by the Corporations Act, the Company may call on shorter notice:

32.1.1 an annual general meeting, if all the shareholders entitled to attend and vote at the annual general meeting agree beforehand; and

32.1.2 any other general meeting, if shareholders with at least 95% of the votes that may be cast at the meeting agree beforehand.

249H, 249HA

32.2 Notice of a meeting must be given to shareholders, Directors, the auditor and, if the Company is listed, ASX.

249J, 249K

32.3 A notice of a general meeting must:

32.3.1 set out the place, date and time for the meeting;

32.3.2 state the general nature of the meeting's business;

250R

32.3.3 if a special resolution is to be proposed at the meeting, set out an intention to propose the special resolution and state the resolution; and

32.3.4 contain a statement setting out the following information:

(a) that the shareholder has the right to appoint a proxy;

(b) that the proxy need not be a shareholder of the Company; and

(c) that a shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise;

32.3.5 if the Company is listed on ASX, specify a place and a fax number, and may specify an electronic address, for the purposes of receipt of proxy appointments;

250BA

32.3.6 if the Company is listed on ASX, contain a proxy form in accordance with the requirements (if any) of the Listing Rules; and

32.3.7 contain anything else required by the Corporations Act or, if the Company is listed on ASX, the Listing Rules. *E.g related party benefits – section 221; increase in directors' fees – LR 10.17.1; undirected proxies to chairman –LR 14.2.3.*

32.4 The business of an annual general meeting may include any of the following, even if not referred to in the notice of meeting:

32.4.1 the consideration of the annual financial report, Directors' report and auditor's report;

32.4.2 the election of Directors;

32.4.3 the appointment of the auditor; or

32.4.4 the fixing of the auditor's remuneration.

250R

32.5 Non-receipt of notice of a meeting, or failure to give proper notice of a meeting to a person entitled to receive it, does not invalidate anything done at the meeting if:

32.5.1 the failure was accidental;

32.5.2 the person gives notice to the Company that the person waives proper notice or agrees to the thing done at the meeting; or

32.5.3 the person attends the meeting and:

(a) does not object at the start of the meeting to the holding of the meeting; or

(b) if the notice omitted an item of business (including an item of business referred to in clause 32.4), does not object to the consideration of the business when it is presented to the meeting.

33. The right to attend meetings

The chairman of the meeting may refuse any person's (other than a Director) admission to a meeting or require any person (other than a Director) to leave or remain out of the meeting, without limitation, if that person:

33.1 in the opinion of the chairman, is not complying with the reasonable directions of the chairman;

33.2 has any audio or visual recording device;

33.3 has a placard or banner;

33.4 has an article the chairman considers to be dangerous, offensive or liable to cause destruction;

33.5 refuses to comply with security measures undertaken by the Company at the meeting;

33.6 behaves or threatens to behave in a dangerous, offensive or disruptive manner; or

33.7 is not:

33.7.1 a Director;

33.7.2 a member;

33.7.3 a proxy, attorney or representative of a shareholder; or

33.7.4 the auditor.

34. Membership at a specified time

s.1074E(2)(g)(i) and regs 7.11.37 and 7.11.38

For the purpose of a particular general meeting, the Directors may decide that the shareholders at a specified time before the meeting, are taken to be the shareholders at the time of the meeting.

35. Quorum

Based on replaceable rule in S.249T

35.1 If there are less than 20 shareholders on the register of shareholders (counting joint holders of a share as one shareholder), a quorum for a meeting of shareholders is two shareholders entitled to vote. If there are 20 or more shareholders on the register of shareholders (counting joint holders of a share as one shareholder), a quorum is five shareholders entitled to vote.

35.2 In determining whether a quorum is present, the chairman must count shareholders, proxies, attorneys, body corporate representatives and any other persons entitled to vote. However, if a shareholder has more than one proxy, attorney or body corporate representative, the chairman must count only one of them. If an individual is attending both as a shareholder and as a proxy, attorney or body corporate representative, or in any other capacity, the chairman must count them only once.

35.3 If a quorum is not present within 30 minutes after the time appointed for the meeting:

35.3.1 if the meeting was called on the request of shareholders or by shareholders, the meeting is dissolved; and

35.3.2 any other meeting is adjourned to any day, time and place the Directors decide.

35.4 If a quorum is not present within 30 minutes after the time appointed for an adjourned meeting, the meeting is dissolved.

36. Chairman

36.1 The chairman of Directors is entitled to chair all meetings of shareholders.

36.2 If there is no chairman of Directors, or if the chairman is not present within 15 minutes after the time appointed for the meeting or is unable or unwilling to act, the deputy chairman of Directors may chair the meeting. If there is no

deputy chairman, or if the deputy chairman is not present within 15 minutes after the time appointed for the meeting or is unable or unwilling to act, the Directors present must elect one of themselves to chair the meeting. If they do not do so, the shareholders present must elect a person to chair the meeting.

37. Regulation of meetings

37.1 Subject to the Corporations Act, the chairman may regulate the meeting of shareholders in any way consistent with this constitution. Without limitation, the chairman of a meeting of shareholders:

37.1.1 is responsible for the general conduct of, and the procedures to be adopted at, the meeting;

37.1.2 may make rulings or adjourn the meeting without putting a question (or any question) to the vote if that action is required to ensure the orderly conduct of the meeting;

37.1.3 may determine the procedures to be adopted for the casting or recording of votes;

37.1.4 may determine any dispute concerning the admission, validity or rejection of a vote at the meeting;

37.1.5 may terminate debate or discussion on any matter being considered at the meeting and require that matter to be put to a vote;

37.1.6 may refuse to allow debate or discussion on any matter which is not business referred to in the notice of meeting or is not business referred to in clause 32.4;

37.1.7 may refuse to allow any amendment to be moved to a resolution set out in the notice of meeting; and

37.1.8 may delegate to any person any power conferred by this clause 37.

37.2 The powers conferred on the chairman of a meeting of shareholders pursuant to this clause 37 shall not limit the powers otherwise conferred by law.

37.3 Unless the approval of the chairman of the meeting of shareholders is obtained, no person may move at any meeting of shareholders any resolution or any amendment of a resolution.

38. Adjournment

Based on replaceable rule s.249M

38.1 The chairman may adjourn a meeting of shareholders to any day, time and place with the consent of the shareholders able to vote at the meeting on a show of hands or a poll.

38.2 The chairman must adjourn a meeting of shareholders if the shareholders able to vote and holding a majority of votes at the meeting agree or direct the

chairman to do so. The chairman may adjourn the meeting to any day, time and place.

38.3 When a meeting is adjourned, new notice of the resumed meeting must be given if the meeting is adjourned for more than a month.

38.4 Only unfinished business is to be transacted at a meeting resumed after an adjournment.

39. How shareholders make decisions at meetings

39.1 A meeting of shareholders makes a decision by passing a resolution. A resolution is passed if more than 50% of the votes cast by the shareholders entitled to vote are in favour of the resolution (unless the law requires a special resolution).

39.2 A special resolution is passed if:

39.2.1 the notice of the meeting sets out an intention to propose the special resolution and states the resolution; and

39.2.2 it is passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

40. How voting is carried out

40.1 Unless a poll is properly requested, a resolution put to the vote at a meeting of shareholders must be decided on a show of hands.

40.2 If a poll is properly requested, the result of the poll is the resolution of the meeting.

40.3 A declaration by the chairman that a resolution is passed, or passed by a particular majority, or lost, and an entry to that effect in the minutes, are sufficient evidence of that fact, unless proved incorrect.

41. Polls

250K, 250L, replaceable rule 250M

41.1 A poll may be requested on any resolution.

41.2 A poll may be requested by:

41.2.1 at least five shareholders entitled to vote on the resolution;

41.2.2 shareholders with at least 5% of the votes that may be cast on the resolution on a poll; or

41.2.3 the chairman.

41.3 A poll may be requested:

41.3.1 before a vote is taken;

41.3.2 before the voting results on a show of hands are declared; or

41.3.3 immediately after the voting results on a show of hands are declared.

41.4 A request for a poll may be withdrawn.

41.5 A poll requested on a matter other than the election of a chairman or the question of an adjournment must be taken when and how the chairman directs.

41.6 A poll on the election of a chairman or the question of an adjournment must be taken immediately.

41.7 A request for a poll does not prevent the meeting dealing with other business.

42. How many votes a shareholder has

Listing Rule 6.9

42.1 Subject to the Listing Rules if the Company is listed, this constitution and any special rights or restrictions attached to a share, at a meeting of shareholders:

42.1.1 on a show of hands, each shareholder present (in person, by proxy, attorney or representative) has one vote; and

42.1.2 on a poll, each shareholder present (in person, by proxy, attorney or representative) has:

(a) one vote for each fully paid share they hold; and

(b) a fraction of a vote for each partly paid share they hold. The fraction must be equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited). Amounts paid in advance of a call are ignored.

42.2 In the case of an equality of votes, on a resolution at a meeting of shareholders (whether on a show of hands or on a poll), the chairman of the meeting has a casting vote in addition to any vote that the chairman of the meeting has in respect of that resolution.

42.3 If a share is held jointly and more than one shareholder votes the share, only the vote of the shareholder whose name appears first in the register of shareholders counts.

42.4 The parent or guardian of an infant shareholder may vote that infant's share, if the parent or guardian satisfies the Directors of the relationship or appointment before the meeting. If the infant's parent or guardian votes the share, the infant shareholder must not vote.

42.5 A person may vote a share if:

42.5.1 the person is entitled to be registered as the holder of the share because of a Transmission Event; and

42.5.2 the person satisfies the Directors of that entitlement before the meeting.

The shareholder must not vote a share if another person does so under this sub-clause.

42.6 A shareholder must not vote a share if:

42.6.1 a call or other amount is presently payable in respect of the share;

42.6.2 the shareholder is in breach of a Restriction Agreement in respect of the share; or

42.6.3 the Listing Rules or the Corporations Act require the Company to disregard the shareholder's vote in respect of the share.

42.7 The chairman must disregard any vote by a shareholder who is not entitled to vote.

43. Challenging a right to vote

43.1 A challenge to a right to vote at a meeting of shareholders may only be made:

43.1.1 before the meeting, to the Directors; or

43.1.2 at the meeting, to the chairman of the meeting.

43.2 The challenge must be decided by the Directors or the chairman (as the case may be), which decision is final.

44. Proxies, attorneys and representatives

44.1 A shareholder, who is entitled to vote at a meeting of shareholders, may vote:

44.1.1 on a show of hands:

(a) personally;

(b) by one proxy;

(c) by one attorney; or

(d) if a shareholder is a body corporate, by its representative, or by one proxy; or

44.1.2 on a poll:

(a) personally;

(b) if the shareholder is entitled to cast two or more votes at the meeting, by not more than two proxies;

(c) by one attorney; or

(d) if a shareholder is a body corporate, by its representative, or if the shareholder is entitled to cast two or more votes at the meeting, by not more than two proxies.

44.2 A proxy, attorney or representative need not be a shareholder of the Company.

44.3 A shareholder may appoint a proxy, attorney or representative for all or for particular meetings of shareholders.

44.4 An appointment of an attorney or representative must be in a form approved by the Directors.

44.5 An appointment of a proxy is valid if it is signed by the shareholder making the appointment and it contains the following information:

44.5.1 the shareholder's name and address;

44.5.2 the Company's name;

44.5.3 the proxy's name or the name of the office held by the proxy; and

44.5.4 the meetings at which the appointment may be used.

The chairman may decide to accept a proxy even if it contains only some of that information.

s.250A

44.6 Unless otherwise specified in the appointment, the proxy, attorney or representative may:

249Y, 250D

44.6.1 agree to short notice for the meeting;

44.6.2 even if the appointment directs how to vote on a particular resolution:

(a) vote on an amendment to the particular resolution, a motion not to put the particular resolution or any similar motion; and

(b) vote on a procedural motion, including a motion to elect the chairman, to vacate the chair or adjourn the meeting;

44.6.3 speak at the meeting in respect of any resolution at a meeting in which the proxy, attorney or representative (as applicable) may vote;

44.6.4 vote (but only to the extent allowed by the appointment); and

44.6.5 request, or join in a request, for a poll on any resolution at a meeting of shareholders in which the proxy may vote.

44.7 If a person represents two or more shareholders, on a show of hands that person has only one vote for those shareholders voting in favour of a resolution and one vote for those voting against a resolution.

44.8 If a shareholder appoints two proxies or two attorneys in one instrument and both are present, on a show of hands only the first named proxy or attorney may vote.

44.9 The appointment may specify the proportion or number of votes that the proxy or attorney may exercise. If the shareholder appoints two proxies or two attorneys and the appointment does not specify the proportion or number of the shareholder's votes each proxy or attorney may exercise, on a poll each proxy or attorney may exercise half of the votes.

44.10 A later appointment of a proxy or attorney revokes an earlier one if both appointments could not be validly exercised at the meeting.

250A(7)

44.11 An appointment may specify the way a proxy or attorney is to vote on a particular resolution. A proxy may vote only as directed.

250A(4)

44.12 An appointment of a proxy is effective only if the Company receives the appointment (and any authority under which the appointment was signed or certified copy of the authority) at least 48 hours before the meeting or resumed meeting, unless the Directors decide to reduce that time. For the avoidance of doubt, where a meeting is resumed, any proxies received by the Company only apply to the items of business of the meeting which have not been resolved. The Company receives an appointment or authority when it is received at any of the following:

44.12.1 the Company's registered office;

44.12.2 a fax number at the Company's registered office; or

44.12.3 a place, fax number or electronic address specified for the purpose in the notice of meeting.

These requirements also apply to an appointment of an attorney.

44.13 Unless the Company receives written notice of the matter before the start or resumption of a meeting, a vote by a proxy, attorney or representative is valid even if:

44.13.1 there is a Transmission Event in respect of the shareholder;

44.13.2 the appointment of the proxy, attorney or representative is revoked;

44.13.3 the shareholder revokes the authority under which the proxy was appointed by a third party; or

44.13.4 the shareholder becomes an externally-administered body corporate.

44.14 A vote by a proxy, attorney or representative is valid even if the shareholder transfers the share for which the appointment was given, if the transfer is not

registered at the time of the meeting (or at any earlier time fixed by the Directors so that shareholders at that time are taken to be shareholders at the time of the meeting).

44.15 A proxy or attorney may take part in a meeting of shareholders even if the appointor or representative is present. However, if the appointor or representative votes on a resolution, the proxy or attorney must not vote.

45. Proportional takeovers

648D – G These expire after 3 years (or shorter specified period).

45.1 If offers are made under a proportional takeover bid for securities of the Company:

45.1.1 the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution (an **approving resolution**) to approve the bid is passed in accordance with this clause;

45.1.2 a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote on an approving resolution;

45.1.3 the Directors may determine whether an approving resolution is voted on:

(a) at a meeting, convened and conducted by the Company, of the persons entitled to vote on the resolution; or

(b) by means of a postal ballot conducted by the Company in accordance with the procedure set out in this clause; and

45.1.4 an approving resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

45.2 The provisions that apply to a general meeting of the Company apply, with such modifications as the Directors decide are necessary, to a meeting convened under this clause.

45.3 In a postal ballot:

45.3.1 the Company must send a notice of postal ballot and ballot paper, to all persons holding shares in the relevant class, at least 14 days (or any shorter period the Directors decide) before the ballot closing date;

45.3.2 non-receipt of a notice of postal ballot or ballot paper, or accidental failure to give a notice of postal ballot or ballot paper to a shareholder entitled to receive them, does not invalidate the postal ballot or any resolution passed under the postal ballot;

45.3.3 the notice of postal ballot must contain the text of the proposed resolution and the ballot closing date, and may contain any other information the Directors consider appropriate;

45.3.4 each ballot paper must specify the name of the shareholder entitled to vote;

45.3.5 a postal ballot is only valid if the ballot paper is properly completed and:

(a) if the shareholder is an individual, signed by the individual or a duly authorised attorney; or

(b) if the shareholder is a corporation, executed by the corporation in any way permitted by its constitution or the Corporations Act or by a duly authorised officer or duly authorised attorney;

45.3.6 a postal ballot is only valid if the Company receives the ballot paper (and any authority under which the ballot paper is signed or a certified copy of the authority) before the close of business on the ballot closing date at the registered office or share registry of the Company or any other place specified for that purpose in the notice of postal ballot; and

45.3.7 a person may revoke a postal ballot vote by notice received by the Company before the close of business on the ballot closing date.

Part 6 – Directors

46. Number of Directors

201A

46.1 There must be at least three Directors and at most nine Directors.

46.2 The Company in general meeting may:

46.2.1 increase or reduce the number of Directors; and

46.2.2 decide in what rotation the increased or reduced number retires.

47. Appointment of Directors

Listing Rules 14.3-5

47.1 The Directors may appoint a Director.

47.2 The Company in general meeting may appoint a Director.

47.3 A person is eligible for election as a Director at a general meeting only if:

47.3.1 the person is a Director retiring under the next clause and notifies the Company that he or she is available for re-election; or

47.3.2 the person has signed a consent to nomination and lodged it at the Company's registered office.

The Company must accept these notices and nominations up to 30 Business Days (the same applies in the case of a meeting that shareholders requested the Directors to call) before the general meeting. The Directors may decide to accept these notices and nominations closer to the date of the general meeting.

47.4 Subject to the Corporations Act, an employee of the Company may be appointed a Director and a Director of the Company may be appointed an employee of the Company.

48. Compulsory retirement

48.1 The following Directors automatically retire at the end of each annual general meeting:

48.1.1 any Director appointed by the Directors since the last annual general meeting;

48.1.2 one third (or if that is not a whole number, the next lowest whole number) of the other Directors (not counting the managing Director) provided that there must be at least one retiring Director; and

Listing Rules 14.4

48.1.3 any Director (not counting the managing Director) for whom this would be the third annual general meeting since their last appointment or three years since their last appointment (whichever is the longer).

48.2 The Directors who must retire under clause 48.1.2 are those Directors who have been longest in office since their initial appointment on registration or their last election (whichever is later). If they became Directors on the same day, they may agree who retires. If they do not agree, they must select by lot who retires.

48.3 This clause does not apply to the managing Director.

49. Vacation of office

203B, 206A, 206B

A Director ceases to be a Director if:

49.1 the Corporations Act so provides;

49.2 the Director resigns by notice to the Company;

49.3 the Company in general meeting removes the person as a Director;

49.4 the Director is absent, without the consent of the Directors, from all Directors' meetings over any six month period;

49.5 the Director becomes mentally incapable and the Director's estate or property has had a personal representative or trustee appointed to administer it;

49.6 the Director automatically retires under the previous clause; or

49.7 the Director is an executive Director, the Director ceases to be an executive of the Company.

50. Alternate Directors

50.1 A Director may appoint an alternate for a specified period if the alternate is approved by a majority of Directors.

50.2 An appointment is only effective if:

50.2.1 it is in writing;

50.2.2 both the alternate and the appointor signs it; and

50.2.3 the Company is given notice of it.

50.3 The appointor may terminate the alternate's appointment at any time.

50.4 A termination is effective only if:

50.4.1 it is in writing;

50.4.2 the appointor signs it; and

50.4.3 the Company is given notice of it.

50.5 The alternate need not be a shareholder or Director of the Company.

50.6 The alternate is entitled to notice of Directors' meetings.

50.7 If the appointor is not present, the alternate may:

50.7.1 attend the Directors' meeting, be counted in the quorum, speak, and vote in the place of the appointor; and

50.7.2 exercise any other powers (except the power to appoint an alternate) that the appointor may exercise.

50.8 A person may only act as an alternate for one Director.

50.9 If the appointor ceases to be a Director, the alternate cannot exercise the appointor's powers.

50.10 Where:

50.10.1 an appointor ceases to be a Director; and

50.10.2 that appointor's alternate purports to do an act as a Director,

that act is as valid, in relation to a person dealing with the Company in good faith and for value and without actually knowing that the appointor has ceased to be a Director, as if the appointor had not ceased to be a Director.

50.11 The Company may pay an alternate remuneration in the amount the relevant appointor decides, in reduction of the appointor's remuneration.

50.12 While acting as a Director, an alternate is an officer of the Company and not the agent of the appointor.

51. Remuneration

Replaceable rule 202A, 211, 212, Listing Rules 10.17

51.1 The Company may remunerate each Director as the Directors decide, but the total amount of the remuneration of non-executive Directors may not exceed the amount fixed by the Company in general meeting for that purpose (if any).

51.2 A Director's remuneration may be any combination of:

51.2.1 a stated salary;

51.2.2 a fixed sum for each attendance at a Directors' meeting; and

51.2.3 if a non-executive Director, a share of the amount fixed under clause 51.1 of this clause, divided among them as the Directors decide and in default equally.

51.3 A Director's remuneration must not include a commission on, or percentage of, operating revenue.

51.4 A stated salary or a share of a fixed amount accrues from day-to-day.

51.5 The Company must also pay travelling and other expenses that a Director properly incurs on the Company's business.

51.6 If a Director performs extra or special services for the Company, the Company may pay to the Director any special remuneration the Directors decide, in addition to the Director's normal remuneration.

51.7 The Company may pay a former Director, or the estate of a Director who dies in office, a benefit for past services as the Directors decide. This must not exceed the amount permitted by the Corporations Act and the Listing Rules if the Company is listed.

51.8 The Company may establish or support superannuation or similar funds for the Directors, as the Directors decide or as required by law.

52. Share qualification

52.1 A Director need not be a shareholder of the Company.

52.2 A Director, who is not a shareholder, may still attend and speak at meetings of shareholders.

53. Director's interests

191, 195, Chapter 2D.1

53.1 Subject to the Corporations Act and the Listing Rules if the Company is listed, a Director may:

53.1.1 hold an office or place of profit (except as auditor) in the Company, on any terms the Directors decide;

53.1.2 hold an office or otherwise be interested in any related body corporate or other body corporate in which the Company is interested; and

53.1.3 retain benefits for doing so.

53.2 Subject to the Corporations Act and the Listing Rules if the Company is listed:

53.2.1 a Director who has a material personal interest in a matter that is being considered at a Directors' meeting must not be present during the consideration of the matter and may not vote on the matter;

53.2.2 a Director (or a Spouse, parent or child of a Director or child of a Spouse, or any entity in which a Director or a Spouse, parent or child of a Director or child of a Spouse has an interest) may contract or make an arrangement with the Company (or a related body corporate or a body corporate in which the Company is interested) in any matter in any capacity;

53.2.3 a Director may sign for the Company, or attest the affixing of the common seal to, any document in respect of that contract or arrangement;

53.2.4 a Director may retain benefits under that contract or arrangement; and

53.2.5 the Company cannot avoid that contract or arrangement because of the Director's interest.

Part 7 - Proceedings of Directors

54. Circulating resolutions

Replaceable rule 248A

54.1 The Directors may pass a resolution without a Directors' meeting being held, if all Directors entitled to vote on the resolution sign a document containing a statement that they are in favour of the resolution set out in the document.

54.2 Separate copies of a document may be used for signing by Directors, if the wording of the resolution and statement is identical in each copy.

54.3 The resolution is passed when the last of the Directors who approves the resolution signs.

54.4 Passage of the resolution must be recorded in the Company's minute book.

55. Meetings

248D

55.1 The Directors may meet, adjourn and otherwise regulate their meetings as they decide.

55.2 A Directors' meeting may be held using any technology consented to by all the Directors. The consent may be a standing one. A Director may only withdraw consent within a reasonable period before the meeting.

55.3 If a Directors' meeting is held by telephone link-up or other contemporaneous audio or audio visual communication, a Director is taken to be present unless the Director states to the chairman that the Director is disconnecting his or her telephone or communication device.

56. Calling meetings

56.1 Any Director may call a Directors' meeting.

56.2 On the request of any Director, the company secretary must call a Directors' meeting.

57. Notice

248D

57.1 Unless otherwise agreed, reasonable notice of a Directors' meeting must be given to each Director and each alternate.

57.2 The notice must:

57.2.1 specify the day, time and place of the meeting;

57.2.2 state the general nature of the business to be transacted; and

57.2.3 be given at least 48 hours before the meeting, unless all Directors otherwise agree.

57.3 Non-receipt of notice of a meeting, or failure to give notice of a meeting to a Director or an alternate, does not invalidate anything done at the meeting if:

57.3.1 the failure was accidental;

57.3.2 the Director or alternate gives notice to the Company that he or she waives the notice or agrees to the thing done at the meeting; or

57.3.3 the Director or alternate attends the meeting.

58. Quorum

58.1 The quorum for a Directors' meeting is two Directors, unless the Directors otherwise decide.

58.2 In determining whether a quorum is present, the chairman must count alternates. If a Director is also an alternate, the chairman must count the Director as a Director and separately as an alternate. Despite anything else in this clause 58.2, there must always be at least two persons actually present to form a quorum.

58.3 In determining whether a quorum is present, the chairman must not count a Director if he or she is not entitled to vote on a particular resolution under the Corporations Act, the Listing Rules or under this constitution.

58.4 If there are not enough Directors in office to form a quorum, the remaining Directors may act only:

58.4.1 to increase the number of Directors to a quorum;

58.4.2 to call a general meeting of the Company; or

58.4.3 in an emergency.

59. Chairman and deputy chairman

59.1 The Directors may elect a Director as chairman for any period they decide.

59.2 The Directors may elect a Director as deputy chairman for any period they decide.

59.3 The Directors may remove the chairman or deputy chairman.

59.4 The Directors may decide that either office is an extra or special service for the Company, for the purpose of deciding special remuneration.

59.5 The chairman is entitled to chair each Directors' meeting.

59.6 If there is no chairman, or if the chairman is not present within 10 minutes after the time appointed for the meeting or is unable or unwilling to act, the deputy chairman may chair the Directors' meeting. If there is no deputy chairman, or if the deputy chairman is not present within 10 minutes after the time appointed for the meeting or is unable or unwilling to act, the Directors present must elect one of themselves to chair the meeting.

59.7 If the chairman is unable or unwilling to chair a part of the meeting, the deputy chairman may chair that part. If there is no deputy chairman, or the deputy chairman is unable or unwilling to act, the Directors present must elect one of themselves to chair that part.

60. Decisions of Directors

60.1 Subject to the Corporations Act, each Director has one vote.

60.2 If a Director is also an alternate, the Director has one vote as a Director and one vote as an alternate. If a person is an alternate for more than one Director, the person has one vote for each appointment.

60.3 A resolution of the Directors is passed by a majority of votes cast.

60.4 Subject to the Listing Rules if the Company is listed, the chairman has a casting vote.

Listing Rule 14.10

Part 8 - Directors' powers

61. General powers

61.1 The business of the Company is managed by or under the direction of the Directors.

61.2 The Directors may exercise all the powers of the Company except any powers that the Corporations Act or this constitution requires the Company to exercise in general meeting.

62. Execution of documents

127

62.1 The Company may execute a document without a common seal if the document is signed by:

62.1.1 two Directors of the Company; or

62.1.2 a Director and a company secretary of the Company.

62.2 If the Company has a common seal, it may execute a document if the seal is fixed to the document and the fixing of the seal is witnessed by:

62.2.1 two Directors of the Company; or

62.2.2 a Director and a company secretary of the Company.

62.3 The Company may execute a document only if authorised by the Directors or by a committee of Directors authorised by the Directors to do so. The Directors may also authorise particular persons or classes of persons to execute documents on behalf of the Company subject to such limitations as the Directors decide.

62.4 The Directors may decide, generally or in a particular case, that any two Directors or any Director and company secretary may sign certificates for securities of the Company by mechanical or other means.

62.5 This clause does not limit the ways in which the Directors may decide that the Company may execute a document (including a deed).

63. Negotiable instruments

The Directors may decide how negotiable instruments (including cheques) may be signed, drawn, accepted, endorsed or otherwise executed.

64. Committee and delegate

64.1 The Directors may delegate any of their powers (including this power to delegate) to a committee of Directors or to one Director.

64.2 The Directors may revoke or vary that delegation.

64.3 A committee or delegate must exercise the powers delegated subject to any directions of the Directors. The effect of the committee or delegate exercising a power in this way is the same as if the Directors exercised it.

64.4 Part 7 applies with the necessary changes to meetings of a committee.

64.5 The Directors may decide that membership of a committee or acting as a delegate is an extra or special service for the Company, for the purpose of deciding special remuneration.

65. Attorney and agent

65.1 The Directors may appoint any person to be the attorney or agent of the Company for any purpose, for any period and on any terms (including as to remuneration) the Directors decide.

65.2 The Directors may delegate any of their powers (including the power to delegate) to an attorney or agent.

65.3 The Directors may revoke or vary:

65.3.1 the appointment; or

65.3.2 any power delegated to the attorney or agent.

Part 9 - Executive officers

66. Managing Director

66.1 The Directors may appoint one of themselves as managing Director, for any period and on any terms (including as to remuneration) the Directors decide.

66.2 Subject to any agreement between the Company and the managing Director, the Directors may remove or dismiss the managing Director at any time, with or without cause.

66.3 The managing Director will not be subject to retirement by rotation.

66.4 The Directors may delegate any of their powers (including the power to delegate) to a managing Director.

66.5 The Directors may revoke or vary:

66.5.1 the appointment; or

66.5.2 any power delegated to the managing Director.

66.6 A managing Director must exercise the powers delegated subject to any directions of the Directors. The effect of the managing Director exercising a power in this way is the same as if the Directors exercised it.

66.7 A person automatically ceases to be managing Director if the person ceases to be a Director or an executive of the Company.

67. Company secretary

67.1 The Directors may appoint one or more company secretaries, for any period and on any terms (including as to remuneration) the Directors decide.

67.2 Subject to any agreement between the Company and the company secretary, the Directors may remove or dismiss the company secretary at any time, with or without cause.

67.3 Unless the Directors otherwise decide, the company secretary is the public officer of the Company.

68. Indemnity

199A, 199B

68.1 To the extent permitted by the Corporations Act, the Company:

68.1.1 must indemnify each person who is or has been an Officer of the Company against any liability incurred by the person as an Officer of the Company; and

68.1.2 may pay a premium for a contract insuring an Officer of the Company against that liability.

68.2 Subject to the Corporations Act, the Company may enter into an agreement or deed with an Officer under which the Company must do all or any of the following:

68.2.1 keep a set of the Company's books (including minute books) and allow the Officer and the Officer's advisers access to the books for any period agreed;

68.2.2 indemnify the Officer against any liability incurred by the Officer as an Officer; and

68.2.3 keep the Officer insured for any period agreed in respect of any act or omission by the Officer while an Officer.

68.3 In this clause, **Officer** means an officer of the Company or of a subsidiary of the Company or both.

Part 10 – Dividends

69. Who may determine Dividends

254T

69.1 Subject to any special rights or restrictions attached to a share, the Directors may pay Dividends as they decide but only out of profits.

69.2 The Directors may determine that a Dividend will be payable on a share and fix:

69.2.1 the amount;

69.2.2 the time for payment; and

69.2.3 the method of payment.

The methods of payment may include the payment of cash, the issue of shares or other securities, the grant of options and the transfer of assets.

69.3 If the Directors do not exercise their power under this clause, the Company in general meeting may.

70. Dividends for different classes

Dividends may be paid:

70.1 on shares of one class but not another; and

70.2 at different rates for different classes.

71. Dividends proportional to paid up capital

Listing Rules 6.11

71.1 Subject to any special rights or restrictions attached to a share:

71.1.1 the holder of a fully paid share is entitled to the full Dividend on the share (whether the issue price was paid or credited or both); and

71.1.2 the holder of a partly paid share is not entitled to a greater proportion of a Dividend than the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the share.

71.2 Amounts paid or credited as paid in advance of a call are ignored.

72. Transfers before payment of Dividend

Subject to the Listing Rules if the Company is listed, the Directors may fix a record date to identify shareholders entitled to a Dividend. A transferee of shares is entitled to a Dividend on the shares only if:

72.1 the Directors fix a record date and the transfer is registered or left with the Company for registration on or before the record date; or

72.2 the Directors do not fix a record date and the transfer is registered or left with the Company for registration on or before the date the Directors pass the resolution that a Dividend will be payable.

73. No interest

Interest is not payable on a Dividend.

74. Calls

The Directors may deduct from a Dividend payable to or for a shareholder any money presently payable by the shareholder to the Company for calls or otherwise in respect of any shares held by the shareholder.

75. Capitalising profits

254S

75.1 The Directors may capitalise any profits and distribute that capital to the shareholders, in the same proportions as the shareholders are entitled in a distribution by Dividend.

75.2 The Directors may decide to apply that capital in either or both of the following ways:

75.2.1 in paying up amounts unpaid on shares already issued; or

75.2.2 in paying up in full any unissued shares or other securities in the Company.

75.3 The shareholders must accept that application of capital in full satisfaction of their interests in the capital.

76. Transfer of assets

The Directors may settle any problem about a distribution under this Part in any way. This may include:

76.1 rounding up or down amounts to the nearest whole number;

76.2 ignoring fractions;

76.3 valuing assets for distribution;

76.4 paying cash to any shareholder on the footing of the valuation of the assets; or

76.5 vesting assets in trustees on trust for the shareholders entitled.

77. Notice of Dividend

The Company must give to the shareholders notice of any Dividend.

78. Payments

78.1 The Company may pay Dividends and other amounts in respect of a share, at the sole discretion of the Directors:

78.1.1 by crediting a financial institution account authorised by the shareholder; or

78.1.2 by cheque or warrant posted to:

(a) the address of the holder of the share shown in the register of shareholders;

(b) if joint holders, to the address (shown in the register of shareholders) of the holder named first in the register of shareholders; or

(c) to any other address which the holder or joint holders direct in writing.

78.2 A cheque may be made payable to bearer or to the order of the shareholder or any other person the shareholder directs.

78.3 Any joint holder of a share may give an effective receipt for the Dividend or other amounts paid in respect of the share.

79. Dividend reinvestment plan

The Directors may:

79.1 implement a dividend reinvestment plan on any terms, under which the Dividends of participants are applied in subscribing for securities of the Company or a related body corporate; and

79.2 amend, suspend or end the plan.

80. Dividend selection plan

The Directors may:

80.1 implement a dividend selection plan on any terms, under which participants may choose:

80.1.1 to receive a Dividend from the Company out of profits derived from a particular source; or

80.1.2 to forego a Dividend from the Company in place of another distribution from the Company or another body corporate or a trust; and

80.2 amend, suspend or end the plan.

81. Unclaimed Dividends

The Directors may invest unclaimed Dividends for the benefit of the Company, until they are claimed or dealt with under a law about unclaimed money.

82. Restricted securities

A shareholder is not entitled to a Dividend on restricted securities (within the meaning of the Listing Rules) under a current Restriction Agreement, while in breach of the agreement.

Part 11 - Winding up

83. Distribution of assets

Subject to any special rights or restrictions attached to shares:

83.1 if on a winding up there are enough assets to repay all capital to shareholders, all capital must be repaid to the shareholders and any surplus must be distributed among the shareholders in proportion to the amounts paid on their respective shares before the winding up began; or

83.2 if on a winding up there are not enough assets to repay all capital to shareholders, the available assets must be distributed among the shareholders in proportion to the amounts paid on their respective shares before the winding up began (without the necessity of a call up).

84. Distribution of property in kind

84.1 Subject to any special rights or restrictions attached to shares, on a winding up, the liquidator may, with the sanction of a special resolution of shareholders:

84.1.1 distribute among the shareholders the whole or any part of the property (in its actual state) of the Company; or

84.1.2 decide how to distribute the property as between the shareholders or different classes of shareholders.

84.2 The liquidator may settle any problem about a distribution under this clause in any way. This may include:

84.2.1 rounding up or down amounts to the nearest whole number;

84.2.2 ignoring fractions;

84.2.3 valuing assets for distribution;

84.2.4 paying cash to any shareholder on the footing of the valuation of the assets;

84.2.5 vesting assets in a trustee on trust for the shareholders entitled; or

84.2.6 capitalising profits and distributing capital as if the liquidator were the Directors.

84.3 A shareholder need not accept a security carrying a liability.

85. Restricted shares

Restricted shares, under a Restriction Agreement current at the start of the winding up, must rank behind all other shares in the repayment of capital on a winding up.

86. Commissions

86.1 The Company must not pay to a Director, the Directors or a liquidator a commission or fee for sale of assets on a winding up, unless approved by the shareholders.

86.2 The Company must notify the shareholders of the amount of the proposed commission or fee in the notice of the shareholders' meeting.

Part 12 – Records

87. Register

168, 169

The Company must keep a register of shareholders in accordance with the Corporations Act.

88. Branch registers

88.1 The Company may keep a branch register of shareholders in any place.

88.2 The Directors may regulate the transfer of shares among the main register of shareholders and branch registers of shareholders.

89. Inspection

172, 173, 1300

The Company must allow inspection of any register of shareholders only as required by the Corporations Act.

90. Evidence of register

176

Unless proved incorrect, the register of shareholders is sufficient evidence of the matters shown in the register.

91. Minute book

251A

91.1 The Company must keep minute books in which it records within one month:

91.1.1 proceedings and resolutions of meetings of the members;

91.1.2 proceedings and resolutions of Directors' meetings (including meetings of a committee of Directors);

91.1.3 resolutions passed by members without a meeting; and

91.1.4 resolutions passed by Directors without a meeting.

91.2 The Company must ensure that minutes of a meeting are signed within a reasonable time after the meeting by one of the following:

91.2.1 the chair of the meeting; or

91.2.2 the chair of the next meeting.

91.3 The Company must ensure that minutes of the passing of a resolution without a meeting are signed by a Director within a reasonable time after the resolution is passed.

92. Evidence of minutes

A minute that is so recorded and signed is evidence of the proceeding, resolution or declaration to which it relates, unless the contrary is proved.

93. Financial records

286

93.1 The Company must keep the financial records required by the Corporations Act.

93.2 The financial records must be audited as required by the Corporations Act.

94. Inspection

247A, 290

Unless authorised by the Directors or the Company in general meeting or the Corporations Act, a shareholder is not entitled to inspect the Company's books.

Part 13 - Notices and interpretation

95. In writing

Notice must be in writing and in English, and may be given by an authorised representative of the sender.

96. Notice to shareholders

249H, 249J, 249L

96.1 The Company may give notice to a shareholder:

96.1.1 personally;

96.1.2 by sending it by post to the address of the shareholder in the register of shareholders or the alternative address (if any) nominated by the shareholder; or

96.1.3 by sending it to the fax number or electronic address (if any) nominated by the shareholder.

96.2 The Company may give notice to a person entitled to a share because of a Transmission Event in the same ways.

96.3 Notice to joint shareholders must be given to the joint shareholder named first in the register of shareholders.

96.4 Notice to a person, entitled to a share because of a Transmission Event, is taken to be notice to the shareholder.

96.5 A notice to a shareholder is sufficient, even if the shareholder (whether or not a joint shareholder) is dead, mentally incapacitated, an infant, bankrupt or an externally-administered body corporate, and the Company has notice of that event.

96.6 A person, entitled to a share because of a transfer, Transmission Event or otherwise, is bound by every notice given in respect of the share.

97. Notice to Directors

248D

The Company may give notice to a Director or alternate Director:

97.1 personally;

97.2 by sending it by post to the Director's or alternate Director's usual residential or business address or any other address nominated by them;

97.3 if a notice calling a meeting - by sending it to the fax or electronic address (if any) nominated by the Director or alternate, only if all the Directors have consented to the use of that technology; or

97.4 if any other kind of notice - by sending it to the fax or electronic address (if any) nominated by the Director or alternate.

98. Notice to the Company

98.1 A person may give notice to the Company:

98.2 by leaving it at the Company's registered office;

98.3 by sending it by post to the Company's registered office; or

98.4 by sending it to the fax or electronic address (if any) of the Company's registered office.

99. Addresses outside Australia

A notice sent by post to or from a place outside Australia must be sent by air mail.

100. Time of service

100.1 A notice sent by post within Australia is taken to be given one day after posting.

100.2 A notice sent by post to or from a place outside Australia is taken to be given two days after posting.

100.3 A notice sent by fax, or other electronic means, is taken to be given on the Business Day after it is sent (if the sender's transmission report shows that the whole notice was sent to the correct facsimile number).

101. Listing Rules

Listing Rules Appendix 15A

If the Company is listed on ASX:

101.1 notwithstanding anything contained in this constitution, if the Listing Rules prohibit an act being done, the act must not be done;

101.2 nothing contained in this constitution prevents an act being done that the Listing Rules require to be done;

101.3 if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

101.4 if the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is deemed to contain that provision;

101.5 if the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is deemed not to contain that provision; and

101.6 if any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is deemed not to contain that provision to the extent of the inconsistency.

102. Operating rules of CS facility

The Company must comply with the operating rules of the CS facility if the Company is bound by those rules.

103. Interpretation

In this constitution, unless the context otherwise requires:

103.1 subject to the next clause, a word or phrase has the same meaning as it has in the Corporations Act;

103.2 singular includes plural and plural includes singular;

103.3 words of one gender include any other gender;

103.4 reference to legislation includes any amendment to it, any legislation substituted for it, and any statutory instruments issued under it and in force;

103.5 reference to a person includes a corporation, a firm and any other entity;

103.6 headings do not affect interpretation; and

103.7 the Company must not exercise any power in contravention of the Corporations Act or the Listing Rules if the Company is listed or the operating rules of the CS facility, if applicable.

104. Definitions

In this constitution:

ASX means Australian Stock Exchange Limited and any successor body;

ASIC means the Australian Securities and Investments Commission;

ASTC means the ASX Settlement and Transfer Corporation Pty Limited;

Business Day means:

(a) while the Company is listed on ASX, Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day; or

(b) while the Company is not listed on ASX, any day except a Saturday or Sunday or other public holiday in the State of New South Wales Australia;

Company means the company named in clause 1 (as that name may be changed from time to time);

Corporations Act means the Corporations Act 2001 as amended or replaced from time to time;

CS Facility means the prescribed Australian clearing and settlement facility;

Directors means the directors of the Company and may include an alternate director;

Dividend means a dividend paid or to be paid by the Company and includes, without limitation, interim dividend and bonus;

Listing Rules means the listing rules of ASX and any other rules of ASX which are applicable while the Company is listed on ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

Restriction Agreement means a restriction agreement within the meaning of the Listing Rules;

Spouse of a person means:

(a) that person's husband, wife, widow or widower (whether or not remarried); or

(b) anyone else who, although not legally married to that person, in the Directors' opinion, lives or lived with that person on a genuine domestic basis as the husband or wife of that person; and

Transmission Event means:

(a) if the shareholder is an individual - death, bankruptcy, or becoming of unsound mind or becoming a person whose property is liable to be dealt with under a law about mental health; or

(b) if the shareholder is a body corporate - the deregistration or winding up of the shareholder or the succession by another body corporate to the assets and liabilities of the shareholder.

Rules 1.1 Cond 3, 1.7

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C).
The form is in 3 parts:

1. *Application for admission to the +official list;*
2. *Information to be completed; and*
3. *Agreement to be completed.*

Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduced 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Part 1 - Application for admission to the official list

Name of entity	ABN
PHARMAXIS LTD	75 082 811 630

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

2 +Main class of +securities

Number	+Class

	Maximum of 108,016,000 ordinary shares, being: - 42,000,000 to be issued under the Company's prospectus dated 29 September 2003 - the potential for 8,000,000 in oversubscriptions under the prospectus - 58,016,000 ordinary shares (there are at the date of this application ordinary shares and two classes of preference shares which convert automatically 1:1 into the number of shares referred to above on the issue and allotment of shares under the prospectus. The company requests that the conversion of the preference shares be a condition of quotation but not a condition of admission.	ORDINARY SHARES
3 Additional +classes of +securities (except +CDIs)	Number to be quoted	+Class
	-	-
	Number not to be quoted	+Class
	10,184,000	EMPLOYEE OPTIONS

4 Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and e-mail address for contact purposes.	PHONE: +61 2 9451 5961 POSTAL ADDRESS: UNIT 2, 10 RODBOROUGH ROAD FRENCHS FOREST NSW 2086 GENERAL FAX: +61 2 9451 3622 FAX FOR ANNOUNCEMENTS: +61 2 9451 3622 DAVID.MCGARVEY@PHARMAXIS.COM.AU
5 Address of principal +security registries for each +class of +security (including +CDIs)	COMPUTERSHARE INVESTOR SERVICES PTY LTD LEVEL 3, CARRINGTON STREET SYDNEY NSW 2000

+ See chapter 19 of the ASX Listing Rules for defined terms.

6 Annual balance date	30 JUNE

Companies only
(Other entities go to 19)

7	Name and title of chief executive officer/managing director	DR ALAN ROBERTSON CHIEF EXECUTIVE OFFICER
8	Name and title of chairperson of directors	MR DENIS HANLEY CHAIRPERSON
9	Names of all directors	DR ALAN ROBERTSON MR DENIS HANLEY DR BRETT CHARLTON DR CARMEL HILLYARD MR CHARLES KIEFEL MR MALCOLM McCOMAS MS BRIGITTE SMITH
10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	SUBJECT TO RETIREMENT BY ROTATION PURSUANT TO CLAUSE 48 OF THE CONSTITUTION NO ENTITLEMENT TO PARTICIPATE IN PROFITS
11	Name and title of company secretary	MR DAVID MCGARVEY COMPANY SECRETARY AND CHIEF FINANCIAL OFFICER
12	Place of incorporation	TAKEN TO BE REGISTERED IN THE AUSTRALIAN CAPITAL TERRITORY
13	Date of incorporation	29 MAY 1998
14	Legislation under which incorporated	CORPORATIONS ACT 2001
15	Address of registered office in Australia	UNIT 2, 10 RODBOROUGH ROAD FRENCHS FOREST SYDNEY NSW 2086

+ See chapter 19 of the ASX Listing Rules for defined terms.

16	Month in which annual meeting is usually held	ANTICIPATED TO BE OCTOBER
17	Months in which dividends are usually paid (or are intended to be paid)	NOT APPLICABLE
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	NOT APPLICABLE
18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	NOT APPLICABLE

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	NOT APPLICABLE
20	Name and title of chairperson of directors of responsible entity	NOT APPLICABLE
21	Names of all directors of the responsible entity	NOT APPLICABLE
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	NOT APPLICABLE

+ See chapter 19 of the ASX Listing Rules for defined terms.

23	Name and title of company secretary of responsible entity	NOT APPLICABLE
23A	Trusts only - if the trust is a registered managed investment scheme, the names of the members of the compliance committee (if any)	NOT APPLICABLE
24	Place of registration of the entity	NOT APPLICABLE
25	Date of registration of the entity	NOT APPLICABLE
26	Legislation under which the entity is registered	NOT APPLICABLE.
27	Address of administration office in Australia of the entity	NOT APPLICABLE
28	If an annual meeting is held, month in which it is usually held	NOT APPLICABLE
29	Months in which distributions are usually paid (or are intended to be paid)	NOT APPLICABLE
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	NOT APPLICABLE
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	NOT APPLICABLE

+ See chapter 19 of the ASX Listing Rules for defined terms.

About the entity

All entities

Tick to indicate you are providing the information or documents			Where is the information or document to be found? (eg, prospectus cross reference)
31	☒	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	PROSPECTUS SECTION 4 - NOTE WAIVER GRANTED ON 26 SEPTEMBER 2003 IN RESPECT OF CERTAIN EMPLOYEE OPTIONS AS SET OUT TO THE LETTER TO THE ASX DATED 19 SEPTEMBER 2003
32	☒	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	PROSPECTUS – ANNEXURE 1 - COPY LODGED WITH ASIC. ADDITIONAL COPIES TO FOLLOW WHEN PRINTED AFTER THE EXPOSURE PERIOD
33	☒	Cheque for fees	TO BE PAID – ASX TO CONFIRM THE AMOUNT
34	☒	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	CHESS SUB-REGISTER FOR RESTRICTED SECURITIES
35	☒	Copies of any contracts referred to in the prospectus Product Disclosure Statement or information memorandum (including any underwriting agreement)	SEE ATTACHED – ANNEXURE 2
36	☒	A certified copy of any restriction agreement entered into in relation to +restricted securities	TO BE PROVIDED
37	☒	If there are +restricted securities, undertaking issued by any bank or +recognised trustee	TO BE PROVIDED
38	☒	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	SEE ATTACHED – ANNEXURE 5
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	NOT APPLICABLE

+ See chapter 19 of the ASX Listing Rules for defined terms.

40	☒	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	SEE ATTACHED – ANNEXURE 6 CONSTITUTION ALREADY ADOPTED BY SHAREHOLDERS AND TAKES EFFECT IMMEDIATELY PRIOR TO THE ISSUE AND ALLOTMENT OF SHARES UNDER THE PROSPECTUS. CONSTITUTION UNCHANGED FROM VERSION SENT TO ASX ON 17 SEPTEMBER 2003. WE UNDERSTAND THE FORM OF THE CONSTITUTION HAS BEEN APPROVED

+ See chapter 19 of the ASX Listing Rules for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
41	☒	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	CHECKLIST IN ANNEXURE 6. CHECKLIST UNCHANGED FROM VERSION SENT TO ASX ON 17 SEPTEMBER 2003. INTERNAL CHECKLIST ALSO CONTAINED WITHIN THE PRINTED CONSTITUTION
42	☒	A brief history of the entity or, if applicable, the group	REFER TO PROSPECTUS - SECTION 5
42A	☒	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	SEE ATTACHED – ANNEXURE 5 ORIGINAL PROVIDED

About the securities to be quoted

All entities

43	☒	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	REFER TO PROSPECTUS - SECTION 4 ORDINARY SHARES ARE THE MAIN CLASS OF SECURITIES TO BE QUOTED. TERMS OF THE SECURITIES CONSISTENT WITH THE REQUIREMENT OF THE LISTING RULES
44	☒	Voting rights of +securities to be quoted	REFER TO PROSPECTUS - SECTION 12
45	☒	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	ANNEXURE 10
46	☒	Terms of the +securities to be quoted	PROSPECTUS SECTION 4 AND 12.1
47	☒	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	TO BE PROVIDED
48	☒	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	TO BE PROVIDED

+ See chapter 19 for defined terms.

49	☒	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	TO BE PROVIDED
50	☐	Terms of any +debt securities and +convertible debt securities	NOT APPLICABLE

Where is the information or document to be found? (eg, prospectus cross reference)

51	☐	Trust deed for any +debt securities and +convertible debt securities	NOT APPLICABLE
52	☐	Trusts only - if the trust is not a registered managed investment scheme, ASIC exemption re buy-back provisions	NOT APPLICABLE

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

53	☒	The name of the vendor and details of any relationship of the vendor with us	PRAXIS PHARMACEUTICALS INC, THE FOUNDING SHAREHOLDER OF PHARMAXIS LTD AND A CONTINUING SUBSTANTIAL SHAREHOLDER OF PHARMAXIS LTD. REGARDED AS A VENDOR AS A RESULT OF THE RELINQUISHMENT OF PART OF AN INTELLECTUAL PROPERTY LICENCE IN CONSIDERATION FOR SHARES IN PHARMAXIS

+ See chapter 19 of the ASX Listing Rules for defined terms.

54	☒	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	THE AUSTRALIAN NATIONAL UNIVERSITY. PHARMAXIS LTD NOW LICENCES THE RELEVANT INTELLECTUAL PROPERTY FROM THE AUSTRALIAN NATIONAL UNIVERSITY THROUGH A LICENCE AGREEMENT WITH ANUTECH PTY LTD. NOTE THAT THE AUSTRALIAN NATIONAL UNIVERSITY IS ALSO A SHAREHOLDER OF PHARMAXIS LTD BUT THESE SHARES ARE UNRELATED TO THE LICENCE AND WERE ACQUIRED ON ARMS LENGTH TERMS
55	☒	The date that the vendor acquired the +classified asset	27 OCTOBER 1997
56	☒	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	LICENCE AGREEMENT WITH ANUTECH PTY LTD AS AGENT FOR THE AUSTRALIAN NATIONAL UNIVERSITY
57	☒	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	ISSUE OF ORDINARY SHARES IN PHARMAXIS LTD
58	☒	Full details of the +classified asset, including any title particulars	REFER TO PROSPECTUS. PATENTS REFERRED TO AS PATENT FAMILIES 2 & 3 IN SECTION 10 OF THE PROSPECTUS
59	☒	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX).	TWO YEARS OF RESEARCH AND DEVELOPMENT
60	☒	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	INDIRECTLY ON 14 SEPTEMBER 1999 EFFECTIVELY THROUGH THE ISSUE OF 1.4 MILLION ORDINARY SHARES

+ See chapter 19 for defined terms.

61	☒	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached).	VALUE EFFECTIVELY DETERMINED BY ARMS LENGTH THIRD PARTY VENTURE CAPITAL INVESTMENT IN PHARMAXIS LTD IN 1999

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☐	A copy of the register of members, if ASX asks	NOT APPLICABLE
64	☐	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	NOT APPLICABLE
65	☒	The terms of any +employee incentive scheme	SEE ATTACHED – ANNEXURE 8
66	☐	The terms of any +dividend or distribution plan	NOT APPLICABLE
67	☒	The terms of any +securities that will not be quoted	OPTIONS ISSUED UNDER THE EMPLOYEE OPTIONS SCHEME – REFER TO PROSPECTUS SECTION 12.2
68		Deleted 1/7/98.	

+ See chapter 19 of the ASX Listing Rules for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
69	☒	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	REFER TO PROSPECTUS – SECTION 12
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	NOT APPLICABLE
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	NOT APPLICABLE
72	☒	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	REFER TO PROSPECTUS – SECTION 4. 10,184,000 UNLISTED EMPLOYEE OPTIONS
73	☒	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	OPTIONS – REFER TO THE ABOVE
74	☐	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	NOT APPLICABLE

+ See chapter 19 for defined terms.

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

			Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	NOT APPLICABLE
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	NOT APPLICABLE
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	NOT APPLICABLE
77	☐	Audited +accounts for the last 3 full financial years and audit reports	NOT APPLICABLE
78 - 79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	NOT APPLICABLE
80A	☐	Pro forma balance sheet and review	NOT APPLICABLE
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	NOT APPLICABLE

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99.

81		Deleted 1/7/97	
81A	☒	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of at least $10 million	REFER TO PROSPECTUS - SECTION 8
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	NOT APPLICABLE
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	NOT APPLICABLE

+ See chapter 19 of the ASX Listing Rules for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
82	☐	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	NOT APPLICABLE
83	☒	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	REFER TO PROSPECTUS – SECTIONS 4 AND 6
84	☒	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	REFER TO PROSPECTUS – SECTION 4.9
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☒	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	ATTACHED – ANNEXURE 9
87A	☐	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	NOT APPLICABLE
87B	☒	Audited balance sheet (if required) and audit report	REFER TO PROSPECTUS – SECTION 8
87C	☒	Pro forma balance sheet and review	REFER TO PROSPECTUS – SECTION 8

(Now go to 106)

88	Deleted 1/7/97.
89-92C	Deleted 1/9/99.
93	Deleted 1/7/97.
94-98C	Deleted 1/9/99.
99	Deleted 1/7/97.
100-105C	Deleted 1/9/99.

+ See chapter 19 for defined terms.

About the entity's business plan and level of operations

All entities

		Information contained in the information memorandum	Where is the information or document to be found? (eg, prospectus cross reference)
106	☒	Details of the entity's existing and proposed activities, and level of operations. State the main business	REFER TO PROSPECTUS - SECTIONS 3 AND 6
107	☒	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	ATTACHED - ANNEXURE 10

Information memorandum requirements

All entities

108	☐	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	NOT APPLICABLE
109	☐	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	NOT APPLICABLE
110	☐	The date the information memorandum is signed	NOT APPLICABLE
111(a)	☐	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be acquired by it	NOT APPLICABLE
111(b)	☐	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	NOT APPLICABLE

+ See chapter 19 of the ASX Listing Rules for defined terms.

Information contained in the information memorandum			Where is the information or document to be found? (eg, prospectus cross reference)
111(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	NOT APPLICABLE
112(a)	☐	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	NOT APPLICABLE
112(b)	☐	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	NOT APPLICABLE
112(c)	☐	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	NOT APPLICABLE
113	☐	A statement that ASX does not take any responsibility for the contents of the information memorandum	NOT APPLICABLE
114	☐	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	NOT APPLICABLE
115	☐	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	NOT APPLICABLE

+ See chapter 19 for defined terms.

Where is the information or document to be found? (eg, prospectus cross reference)

116 ☐ A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum

NOT APPLICABLE

117 ☐ A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated.

- A material statement in the information memorandum is misleading or deceptive.
- There is a material omission from the information memorandum.
- There has been a significant change affecting a matter included in the information memorandum.
- A significant new circumstance has arisen and it would have been required to be included in the information memorandum

NOT APPLICABLE

Information contained in the supplementary information memorandum

118 ☐ If there is a supplementary information memorandum:

- Correction of any deficiency.
- Details of any material omission, change or new matter.
- A prominent statement that it is a supplementary information memorandum.
- The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity).
- The date the supplementary information memorandum is signed.

NOT APPLICABLE

Evidence if supplementary information memorandum is issued

119 ☐ Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum.

NOT APPLICABLE

+ See chapter 19 of the ASX Listing Rules for defined terms.

Other information

All entities

No.	Tick	Item	Where is the information or document to be found? (eg, prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	NOT APPLICABLE
121	☒	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	REFER TO PROSPECTUS – SECTION 12 DEEDS OF ACCESS, INDEMNITY AND INSURANCE – ANNEXURE 2(F)
122	☒	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	ATTACHED – ANNEXURE 9
123	☒	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	NO SUCH INFORMATION
123A	☒	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise. Example: ASX may agree otherwise if the entity was recently incorporated	PROSPECTUS – SECTION 8

Mining exploration entities

No.	Tick	Item	Where is the information or document to be found?
124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	NOT APPLICABLE

125 Deleted 1/7/97

+ See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the +mining tenement is currently held.	NOT APPLICABLE
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	NOT APPLICABLE
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each +mining tenement or, where appropriate, each group of tenements	NOT APPLICABLE
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and +ore reserves	NOT APPLICABLE

+ See chapter 19 of the ASX Listing Rules for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.

- There is no reason why the +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application or of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that +CHESS cannot be used for holding legal title to +securities:

- We will satisfy the +SCH +technical and performance requirements and meet any other requirements +SCH imposes in connection with +CHESS approval of our +securities.
- When +securities are issued we will enter them in the +CHESS subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- +SCH is irrevocably authorised to establish and administer a +CHESS subregister in respect of the +securities for which +quotation is sought.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that +CHESS cannot be used for holding legal title to +securities, we confirm that either:

☐ we have given a copy of this application to +SCH in accordance with section 3 of the SCH Business Rules; or

☒ we ask ASX to forward a copy of this application to +SCH.

+ See chapter 19 of the ASX Listing Rules for defined terms.

12 In the case of an entity established in a jurisdiction whose laws have the effect that +CHESS cannot be used for holding legal title to +securities:

- SCH is irrevocably authorised to establish and administer a +CHESS subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that +CHESS cannot be used for holding legal title to +securities:

☐ we have given a copy of this application to +SCH in accordance with section 3A of the SCH Business Rules; or

☐ we ask ASX to forward a copy of this application to +SCH.

Dated: 26TH SEPTEMBER 2003

Executed by **Pharmaxis Ltd:**

Alan D. Robertson
Director

ALAN D ROBERTSON
Name (please print)

[signature]
Director/~~Secretary~~

DAVID MC GARVEY
Name (please print)

pharmaxis

Pharmaxis Ltd

ABN 75 082 81 1630

FOR RELEASE TO THE MARKET

Pharmaxis Ltd (**Company**) provides the following information requested by the Australian Stock Exchange for release to the market:

1. Details of the 20 largest ordinary shareholders of Company;

2. A distribution schedule detailing the number of ordinary shareholders of the Company;

3. Confirmation that all of the Company's converting preference shares have converted into fully paid ordinary shares;

4. A statement setting out the number of securities subject to escrow and the escrow period applied to those securities;

5. A statement setting out the number of securities subject to voluntary escrow and the escrow period applied to those securities;

6. An updated pro-forma balance sheet based on the $25 million raised; and

7. The full terms and conditions of the Company's Employee Option Plan.

pharmaxis

Pharmaxis Ltd

ABN 75 082 81 1630

TOP TWENTY ORDINARY SHAREHOLDERS OF PHARMAXIS LTD

	Clients	Number of Shares
1.	Perpetual Trustees Nominees Limited <Australian Bioscience A/C>	14,200,000
2.	Praxis Pharmaceutical Inc	11,200,000
3.	CM Capital Investments Pty Ltd <CM Capital Venture No 3 A/C>	11,017,267
4.	GBS Venture Partners Ltd <Bioscience Ventures Trust II A/C>	10,400,000
5.	Mooroolbark Technology Pty Ltd	7,520,000
6.	Perpetual Trustees Nominees Limited	6,000,000
7.	National Nominees Limited	4,168,242
8.	CIBC Australia VC Fund LLC	3,582,733
9.	The Australian National University	3,200,000
10.	RBC Global Services Australia Nominees Pty Limited <BKCUST A/C>	1,800,000
11.	Powers Pty Ltd	1,650,000
12.	Permanent Trustee Australia Limited <PAR0002>	1,500,000
13.	Queensland Investment Corporation	1,200,000
14.	HSBC Custody Nominees (Australia) Limited	831,758
15.	ANZ Nominees Limited	750,000
16.	MF Custodians Ltd	700,000
17.	Mirrabooka Investments Limited <Investment Portfolio A/C>	600,000
18.	Mr Denis Michael Hanley	560,000
19.	Masi Sima Pty Ltd	560,000
20.	Mr Robert Green	460,000

pharmaxis

Pharmaxis Ltd
ABN 75 082 81 1630

DISTRIBUTION SCHEDULE OF ORDINARY SHARES

Following is a distribution schedule detailing the number ordinary shareholders of the Company.

Range of shares	Ordinary Shares
1 to 1,000	0
1,001 to 5,000	286
5,001 to 10,000	324
10,001 to 100,000	526
100,001 above	50
Total	**1186**

CONFIRMATION THAT ALL OF THE COMPANY'S CONVERTING PREFERENCE SHARES HAVE CONVERTED INTO FULLY PAID ORDINARY SHARES

The Company confirms that all series A converting preference shares and series B converting preference preferred shares previously on issue in the capital of the Company have been converted to fully paid ordinary shares in the capital of the Company on a one for one basis.

pharmaxis

Pharmaxis Ltd

ABN 75 082 81 1630

RESTRICTED SECURITIES

RESTRICTED SECURITIES SUBJECT TO ESCROW FOR 24 MONTHS FROM THE DATE OF QUOTATION OF THE COMPANY (ESCROWED UNTIL 10 NOVEMBER 2005)

The Company has on issue 24,964,000 fully paid ordinary shares in the Company subject to escrow for a period of 24 months from the date of official quotation of the Company.

The Company has on issue 6,720,000 employee options over ordinary shares in the Company subject to escrow for a period of 24 months from the date of official quotation of the Company.

RESTRICTED SECURITIES SUBJECT TO ESCROW FOR 12 MONTHS FROM THE DATE OF ISSUE OF THE SECURITIES (ESCROWED UNTIL 2 MAY 2004)

The Company has on issue 276,000 fully paid ordinary shares in the Company subject to escrow for a period of 12 months from the date of issue of the securities which was 2 May 2003

VOLUNTARILY RESTRICTED SECURITIES SUBJECT TO ESCROW FOR 6 MONTHS FROM THE QUOTATION OF THE COMPANY (ESCROWED UNTIL 10 MAY 2004)

The Company has on issue 32,840,000 fully paid ordinary shares in the Company subject to voluntary escrow for a period of 6 months from the date of official quotation of the Company.

The Company has on issue 1,920,000 employee options over ordinary shares in the Company subject to voluntary escrow for a period of 6 months from the date of official quotation of the Company.

pharmaxis
Pharmaxis Ltd
ABN 75 082 81 1630

PRO FORMA BALANCE SHEET (UPDATED FROM PROSPECTUS FOR OVERSUBSCRIPTIONS)

Pharmaxis Ltd **Pro Forma Balance Sheet**		**Audited 30 June 2003 $**	**Effect of the Initial Public Offering $**	**Proforma $**
Current Assets				
Cash and bank accepted commercial bills		7,383,923	23,100,000	30,483,923
Receivables – government research grants		62,582		62,582
Other		84,235		84,235
Total Current Assets		7,530,740	23,100,000	30,630,740
Non-Current Assets				
Property, plant and equipment		1,515,016		1,515,016
Intangible assets		1,205,000		1,205,000
Other – security deposits		243,800		243,800
Total Non-Current Assets		2,963,816		2,963,816
Total Assets		10,494,556	23,100,000	33,594,556
Current Liabilities				
Accounts payable		231,736		231,736
Other liabilities – deferred research grants		318,563		318,563
Provisions		52,697		52,697
Total Current Liabilities		602,996		602,996
Non-Current Liabilities				
Provisions		1,499		1,499
Total Non-Current Liabilities		1,499		1,499
Total Liabilities		604,495		604,495
Net Assets		$ 9,890,061	$23,100,000	$32,990,061
Shareholders' Equity				
Share capital		12,804,529	23,100,000	35,904,529
Retained earnings		(2,914,468)		(2,914,468)
Total Shareholders' Equity		$ 9,890,061	$23,100,000	$ 32,990,061

PHARMAXIS PTY LTD
ABN 75 082 811 630

EMPLOYEE OPTION PLAN

c:\my documents\pharmaxis\files\pharmaxis employee option plan june 03.doc (31.20...)
SMH Doc 14643.5

TABLE OF CONTENTS

Pharmaxis Pty Ltd
ABN 75 082 811 630

EMPLOYEE OPTION PLAN

1 DEFINITIONS AND INTERPRETATIONS

1.1 Definitions

In this Plan unless there is something in the subject or context inconsistent, the following terms have the following meaning:

"Board" means the Board of Directors from time to time of the Company, or any sub-committee of the Board of the Company to which responsibility for this Plan is delegated from time to time;

"Business Day" means any day on which banks (as that expression is defined in the Banking Act 1959) are open for normal banking business in Sydney, New South Wales other than a Saturday, Sunday or public holiday;

"Company" means Pharmaxis Pty Ltd ABN 75 082 811 630;

"Corporations Act" means the Corporations Act 2001 ("Cth");

"Directors" means the Directors from time to time of the Company;

"Exercise Price" in respect of an Option, means the price determined in accordance with Clause 6.10;

"Eligible Person" means any person considered by the Board to be employed by the Company or any other entity in the Group whether full time, part time or on a long term casual basis and includes all executive and non-executive directors;

"Expert" means the person appointed at any time and from time to time by the Board (being a person reasonably believed by the Board to be a competent valuer) to determine the Market Value of a Share;

"Group" means the Company and all of its Subsidiaries or other related bodies corporate;

"Listed" means that a class of securities of the Company are admitted to the official list of, or otherwise listed on, a securities exchange;

"Listing Rules" means the listing rules of a securities exchange on which the Company is Listed;

"Liquidity Event" means:

(a) while the Company is not listed, a disposal of the whole or substantially the whole of the property, business and undertaking of the Company;

(b) while the Company is not Listed, a disposal by the holders of 100% of the Shares in the Company of their Shares, or the acquisition by one of the shareholders in the Company of all of the remaining Shares, other than in the context of a solvent reconstruction where underlying beneficial ownership remains substantially unchanged; or

(c) if the Company is Listed, a target statement is issued by the Company in respect of a takeover offer for all the Shares of the Company ;

"Market Value" in relation to a Share, means the amount determined by the Board as being the market value of the Share, calculated having regard to such matters and factors as the Board may consider to be relevant to the Company including without limitation:

(a) the profitability of the Company;

(b) future prospects and opportunities;

(c) recent transactions and developments of other companies of a similar type or engaged in a similar business to that of the Company; and/or

(d) the value as determined by the Expert (applying generally-accepted valuation methods) provided that the decision as to whether or not to engage an Expert shall rest entirely in the discretion of the Board;

"Option" means an option to acquire Shares pursuant to the Plan;

"Optionholder" means a person who holds an Option(s) granted under and in accordance with this Plan;

"Plan" means this Employee Option Plan as amended from time to time;

"Share" means a fully paid ordinary share in the capital of the Company;

"Shareholders' Agreement" means a shareholders' agreement entered into between the Company and the shareholders of the Company;

"Subsidiary" has the meaning given to that expression in the Corporations Act.

1.2 **Interpretation**

In this Plan unless there is something in the subject or context inconsistent:

1.2.1 a reference to any legislation or to any provision of any legislation shall include any modification or re-enactment of, or any legislative provision substituted for, and all legislation and statutory instruments issued under, such legislation or such provision and shall include the corresponding legislation in such other State or Territory of the Commonwealth of Australia as may be relevant from time to time;

1.2.2 words (including words defined in this Plan) denoting the singular number shall include the plural and vice versa.

1.2.3 words importing natural persons shall (where appropriate) include corporations, firms, unincorporated associations, partnerships, trusts and any other entities recognised by law and vice versa;

1.2.4 words denoting any gender shall include all genders;

1.2.5 words "written" and "in writing" include any means of visible reproduction of words in a tangible and permanently viable form;

1.2.6 references to Clauses are references to the Clauses of this Plan;

1.2.7 a reference to any document or agreement shall be deemed to include references to such document or agreement as novated, supplemented, varied or replaced from time to time; and

1.2.8 the headings in this Plan are for the purpose of more convenient reference only and shall not form part of this Plan or affect its construction or interpretation.

1.3 **Business Days**

Except where otherwise expressly provided, where under or pursuant to this Plan the day on or by which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the immediately succeeding Business Day.

1.4 **Successors and Assigns**

The obligations and liabilities imposed and the rights and benefits conferred on persons under this Plan shall be binding upon and enure in favour of the respective persons and each of their respective successors in title, legal personal representatives and permitted assigns.

1.5 **Commencement of the Plan**

Subject to any necessary shareholder approval, this Plan takes effect from the date determined by the Board. This Plan is an amendment of the preceding plan under which the Company has issued certain Options. The Options granted under the previous plan are hereby amended to conform to the terms of this Plan.

2 GRANT OF OPTIONS

2.1 Subject to Clause 2.3, the Board may, in its discretion and from time to time, grant to Eligible Persons any number of Options on such terms as they may determine in accordance with these rules.

2.2 The Board may from time to time delegate to the Chief Executive Officer of the Company or the Remuneration Committee, the authority to grant Options and determine the terms on which those Options are granted to Eligible Persons or specified categories of Eligible Persons.

2.3 If and to the extent applicable at any time, the grant of Options under this Plan generally or to particular Eligible Persons is subject to receipt of any necessary shareholder or other approvals under:

2.3.1 the Corporations Act 2001 or any other law applicable to the Company; and

2.3.2 if the Company is Listed, the applicable Listing Rules.

2.4 Subject to any limitations under the Corporations Act 2001 or any other law applicable to the Company, when granting Options to an Eligible Person the Board:

2.4.1 must determine the date on which the Options are to lapse (if not exercised or lapsed in accordance with this Plan before that date);

2.4.2 may determine the dates on which the Options vest in the Optionholder and thereby become exercisable by the Optionholder; and

2.4.3 may determine any other conditions which must be satisfied before the Options vest in the Optionholder or are otherwise exercisable by the Optionholder.

2.5 Options must be granted on the terms of this Plan and each Optionholder will be taken to have agreed to be bound by the terms of this Plan and on the terms those Options are granted, on the grant of Options to that Optionholder.

2.6 Neither this Plan nor any Option shall confer upon any Optionholder any right with respect to continuing the Optionholder's relationship as an Eligible Person with the Company, nor shall it interfere with his or her right or the Company's right to terminate such relationship.

3 MAXIMUM NUMBER OF OPTIONS

3.1 The maximum number of Options that may be granted under this Plan from time to time is limited to:

3.1.1 15% of the total number of shares on issue in the capital of the Company (calculated as if all securities convertible into Shares had been converted into Shares);

3.1.2 if the Company is Listed, such number as is consistent with any applicable Listing Rules; and

3.1.3 to such number having regard to regulatory constraints under the Corporations Act or any other law applicable to the Company.

4 NOTICE OF GRANT OF OPTIONS

4.1 When Options are granted to an Eligible Person, the Eligible Person (now an Optionholder) is to be notified by the Company of the grant. The notice is to specify:

4.1.1 the number of Options granted;

4.1.2 the Exercise Price of the Options granted;

4.1.3 the date on which the Options lapse as determined by the Board under Clause 2.4;

4.1.4 if applicable, the dates on which the Options vest as determined by the Board under Clause 2.4; and

4.1.5 if applicable, any conditions attaching to vesting of the Options as determined by the Board under Clause 2.4.

4.2 An Eligible Person may, within ten (10) business days after receipt of a notice of grant under Clause 4.1, by notice to the Company, decline to accept some or all of the Options referred to in the notice of grant. If notice is received from an Eligible Person under this rule, the Options will not be granted to that person. If no notice is received under this rule, the Options are deemed granted to that person.

4.3 The Board may determine whether or not an Eligible Person may or may not have to pay consideration for the grant of an Option to that person.

5 EXERCISE OF OPTIONS

5.1 If an Option is subject to vesting pursuant to Clause 2.4, it may only be exercised if it has vested.

5.2 Subject to Clause 5.1, an Option may be exercised by an Optionholder at such time(s) as the Board determines at the time of grant.

5.3 When exercised, each Option held by an Optionholder entitles the Optionholder to subscribe for and to be issued one Share (credited as fully paid). The subscription price for the Share is equal to and satisfied by payment of the Exercise Price of the Option.

5.4 An Optionholder may exercise Options by lodging with the Company a notice of exercise in a form approved or accepted by the Board. The notice of exercise must be accompanied by payment of the aggregate Exercise Price for the Options the subject of the notice.

5.5 If an Optionholder does not exercise all Options held by the Optionholder, the Optionholder must exercise Options in multiples of 100 or other multiple permitted by the Board. On exercise of any Options by an Optionholder, the Company must issue Shares in accordance with this Plan. The Company must comply with the requirements of the Corporations Act and, if the Company is Listed, the Listing Rules in connection with the manner and timing of issue of the Shares. The Company is not obliged to issue Shares unless it has received cleared funds on account of the Exercise Price of the relevant Options.

5.6 Shares issued on exercise of Options rank equally with all existing Shares from the date of the issue of such Shares.

5.7 Shares may only be issued in the name of the Optionholder exercising the Option unless the Board otherwise agrees.

5.8 **Shareholders Agreement**

If, at the time that an Optionholder purports to exercise any Option, a Shareholders Agreement is in existence, the Optionholder must also execute the Shareholders Agreement or, if the Board so determines, a Deed of Accession to the Shareholders Agreement (pursuant to which the Optionholder will be deemed to be a party to the Shareholders Agreement and will agree to be bound by the Shareholders Agreement) in a form and substance satisfactory to the Company. This sub-Clause does not apply if the Company is Listed.

5.9 **Attorney**

Each Optionholder, by accepting the grant of Options irrevocably appoints any two Directors of the Company jointly as their attorneys to do all such acts, matters and things and to execute transfers and other documents on their behalf to effect compliance by that Optionholder with their obligations under this Plan, and each Optionholder, by accepting the Invitation, ratifies and confirms all such actions carried out on its behalf by the attorneys. This sub-Clause does not apply if the Company is Listed.

5.10 **Exercise Price**

5.11 Subject to Clause 10, the Exercise Price in respect of each Option shall be determined by the Board in its absolute discretion and set out in the notice of grant.

5.12 **Compliance with Laws**

Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issue and delivery of such Shares complies with all applicable laws.

6 LAPSE OF OPTIONS

6.1 If an Optionholder ceases to be an Eligible Person (other than through the death of the Optionholder):

6.1.1 all Options which have not yet vested automatically lapse; and

6.1.2 the Options which have already vested in the Optionholder lapse on the expiry of 30 days (or such longer period as determined by the Board) after the date on which the Optionholder ceases to be an employee (or director as the case may be), unless the employee ceases to be an employee (or director) as a result of termination for cause (as defined in the relevant Optionholder's employment agreement) dishonesty or fraud in which case the Options lapse immediately on ceasing to be an employee.

6.2 On the death of an Optionholder:

6.2.1 all Options which have not yet vested automatically lapse; and

6.2.2 notwithstanding anything to the contrary in this Plan, the Options that had already vested in the Optionholder prior to death, lapse on

the expiry of 12 months after the death of the Optionholder (except to the extent that the executor or beneficiaries of that Optionholder's estate exercise any or all of those Options).

6.3 Notwithstanding anything to the contrary contained in this Plan, the Board may in its absolute discretion allow an Optionholder that is no longer an Eligible Person to exercise some or all of the vested Options held by that Optionholder.

7 **BUY BACK**

7.1 The Board may, in its absolute discretion, at any time determine (in accordance with the requirements of the Company's constitution and the Corporations Act) to revoke, cancel or make arrangements to buy back Shares issued as a result of the exercise by an Optionholder of an Option at a price that is not less than the Market Value of the Shares and in accordance with the requirements of the Constitution and the Corporations Act. It is a condition of issue of each Share issued on exercise of an Option that this provision of the Plan continues to apply to the holder of the Shares and its transferees despite exercise of the Options giving rise to the issue of the Shares. The holder must procure that transferees agree with the Company to be bound by this condition.

7.2 Clause 7.1 only applies until the Company is Listed with the intent that:

7.2.1 Clause 7.1 ceases to apply once the Company is Listed; and

7.2.2 as long as the Company is not listed, if there is a trade sale or takeover of the Company or the Company wishes for any other reason to buy back or cancel Shares issued on exercise of Options, the Company can do so in accordance with Clause 7.1.

7.3 The provisions of this Clause may be applied on more than one occasion to some or all Shares subject to which this Clause applies.

8 **NO TRANSFERS**

8.1 Options may not be transferred, encumbered, assigned or otherwise disposed of except by transmission on death of the Optionholder or with the prior written consent of the Board (which may be given or withheld at its discretion), and may be exercised (during the lifetime of an Optionholder) only by the relevant Optionholder, or, a person or persons to whom the Options have been transferred pursuant to, and in accordance with, this Clause.

8.2 The Shares issued on conversion of Options may not be transferred, encumbered, assigned or otherwise disposed of except by transmission on death or with the prior written consent of the Board. This sub-Clause does not apply if the Company is Listed.

9 **QUOTATION OF OPTIONS AND SHARES**

9.1 Options will not be listed on any securities exchange on which the Company is Listed.

9.2 If the Company is Listed at the time of exercise of any Options, the Company will make application to the relevant securities exchange for listing or quotation of the Shares issued on exercise of the Options. Any such application is to be made in accordance with the requirements of the applicable Listing Rules.

9.3 The grant of each Option is subject to a condition that if the Company becomes Listed, the Optionholder or holder of Shares issued on exercise of Options must sign any restriction (escrow) agreement required by the relevant securities exchange or the Company, in respect of the Option or any shares issued on exercise of the Option.

10 VARIATIONS OF CAPITAL AND PARTICIPATION RIGHTS

10.1 Reorganisation

In the event of a consolidation, subdivision or similar reconstruction of the issued capital of the Company:

10.1.1 the number of Shares to which a Participant is entitled on exercise of an Option will be reduced or increased in the same proportion as the issued capital of the Company is consolidated, subdivided or reconstructed (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the consolidation, subdivision or reconstruction); and

10.1.2 an appropriate adjustment will be made to the Exercise Price (if required), to the effect that the total amount payable on an exercise of all Options by each Participant will not alter.

10.2 Pro rata Rights Issues

If, prior to an exercise of an Option by an Optionholder, any offer or invitation is made by the Company to at least all holders of Shares, the Exercise Price of the Option will be reduced according to the following formula:

$$O' = O - \frac{E[P - (S + D)]}{N + 1}$$

Where:

O' = the new Exercise Price of the Option;

O = the old Exercise Price of the Option;

E = the number of Shares into which the Option is exercisable;

P = the subscription price for a Share under the pro rata issue or, if the Company is Listed, the average market price per Share (weighted by reference to volume) of the Shares during the 5 trading days on the exchange on which the shares are Listed ending on the day before the ex-rights date or ex-entitlements date or if there is no such date then the date chosen by the Board. If the Company is Listed on more than one exchange, then this provision is to be interpreted by reference to trading

SYD_Com 14642 8

on the primary exchange on which Shares are Listed (unless the Board otherwise determines);

S = the subscription price for a Share under the pro rata issue;

D = the dividend due but not yet paid on the existing Shares (except those to be issued under the pro rata issue); and

N = the number of Shares with rights or entitlements that must be held to receive a right to one new Share.

10.3 **Bonus Issues**

In the event that the Company makes a bonus issue of Shares to ordinary shareholders the number of Shares over which the Options are exercisable may be increased by the number of Shares which the Optionholder would have received if the relevant Option had been exercised before the record date of the bonus issue.

10.4 **Return of Capital**

If, prior to the exercise of an Option by an Optionholder, the Company makes a return of capital to holders of Shares generally, the Exercise Price will be reduced by the amount of the capital returned in respect of each Share.

10.5 **Cumulative Adjustments**

The terms of this Clause 10 relating to bonus issues, rights issues, reconstructions and returns of capital may be applied on more than one occasion such that their effects may be cumulative. It is intended that the adjustments they progressively effect will be such as to reflect in relation to the Shares subject to Options, the adjustments which on the occasions in question are progressively effected in relation to Shares already on issue.

10.6 **Notice of Adjustments**

Whenever the number of Shares subject to an Option or the Exercise Price is adjusted in accordance with these rules, the Company will give notice of the adjustment to the Optionholder holding the Option.

10.7 **Dividends**

Options shall not confer on the Optionholder a right to participate in any dividends paid by the Company.

10.8 **Participation in New Issues**

An Optionholder may only participate in issues of securities by the Company if the Option has been exercised and a Share allotted in respect of the exercise of that Option before the books closing date for determining entitlements to the security issue.

10.9 **Voting**

Options do not confer:

10.9.1 a right to notices of general meetings, except as may be required by law;

10.9.2 a right to attend or speak at general meetings of the Company;

10.9.3 a right to vote at any such general meetings of the Company.

11 LIQUIDITY EVENTS

Upon the occurrence of a Liquidity Event, all Options (if any) which has not yet vested, vest on the Business Day immediately preceding the Liquidity Event and shall be capable of immediate exercise.

12 PLAN AND OPTION AMENDMENTS

12.1 The rights attaching to the Options may be amended by the Board subject to receipt of any necessary shareholder or other approval under:

12.1.1 the Corporations Act 2001 or any other law applicable to the Company; and

12.1.2 if the Company is Listed, the applicable Listing Rules.

12.2 If the provisions of this Plan or the terms of grant of the Options are inconsistent with the Corporations Act, then the Corporations Act prevails to the extent of any inconsistency and the terms of the Options will be deemed modified accordingly without further action by the Company, the Board or the holder of the Option being necessary.

12.3 If the Company is Listed and the provisions of this Plan or the terms of grant of the Options are inconsistent with the Listing Rules, then the Listing Rules prevail to the extent of any inconsistency and the terms of the Options will be deemed modified accordingly without further action by the Company, the Board or the holder of the Option being necessary.

12.4 Without limiting the generality of Clause 12.3, it is a term of each Option that, if the Company is Listed, the rights of the Optionholder who holds the Option are deemed modified from time to time as necessary to ensure the terms of the Options comply with the Listing Rules applying to reorganisations of capital at the time of any re-organisation of the Company's capital and despite any inconsistent provision in the terms of this Plan.

12.5 Subject to Clauses 12.1 to 12.3 (inclusive) and, if the Company is Listed, to receipt of any necessary approvals under the Listing Rules, the terms of this Plan may be amended by the Board but without prejudice to the existing or accrued rights of Optionholders before any amendments are made.

13 ADMINISTRATION

13.1 This Plan shall be administered by the Board and any determination by the Board in respect of the operation of this Plan shall be final and binding on all Optionholders.

13.2 Without limiting the generality of Clause 13.1, the Board has the powers, among other things:

13.2.1 to determine appropriate procedures for administration of this Plan;

13.2.2 to resolve conclusively all questions of fact or interpretation in connection with this Plan;

13.2.3 to approve forms of invitations, acceptances and other documents for the purposes of this Plan;

13.2.4 if the Market Value of the Shares has declined since the date the Options are granted, to reduce the Exercise Price of that Option to any then current Market Value; and

13.2.5 to delegate to any one or more persons, for such period and on such conditions as they may determine, the exercise of any of its powers or discretions arising under this Plan.

14 NOTICES

14.1 Notices may be given by the Company to Optionholders in the manner permitted by the Company's Constitution for the giving of notices to holders of Shares and the relevant provisions of the Constitution apply (with necessary changes) to notices given to Optionholders.

14.2 Service of all documents required by this Plan shall be deemed to be affected if the Company sends the document by registered post to the last address of the Optionholder known to the Company.

15 TERMINATION OF THE PLAN

This Plan may be determined at any time by resolution of the Board. Termination of this Plan will be without prejudice to the rights of Optionholders in respect of Options outstanding at the date of termination.

16 GOVERNING LAW

The terms of this Plan are governed by the laws of the State of New South Wales, Australia.

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

7 November 2003

Pharmaxis Limited

ADMISSION TO OFFICIAL LIST

Pharmaxis Limited was admitted to the Official List of Australian Stock Exchange Limited on Friday, 7 November 2003.

Official Quotation of the following securities will commence at 11.00 am E.D.S.T. on Monday, 10 November 2003.

82,776,000	ordinary shares fully paid issued at $0.50 per share

Security Code: PXS

A Smythe

Adrian Smythe
Senior Companies Advisor

ASX
AUSTRALIAN STOCK EXCHANGE

COMMENCEMENT OF OFFICIAL QUOTATION - PHARMAXIS LIMITED

Pharmaxis Limited (the "Company") was admitted to the official list of the Australian Stock Exchange Limited on Friday, 7 November 2003.

Official quotation of the Company's securities will commence on Monday, 10 November 2003.

Quoted Securities:	82,776,000 fully paid ordinary shares
ASX Code:	PXS
Time: Date: SEAT Abbreviation:	11:00 AM EDST 10 November 2003 PHARMAXIS
ISIN:	AU000000PXS5
Home Branch:	Sydney
Industry Classification:	3520 Pharmaceuticals & Biotechnology
Registered Office:	Unit 2 10 Rodborough Road Frenchs Forrest NSW 2086
Company Secretary:	David McGarvey
Share Registry:	Computershare Investor Services Pty Ltd Level 3, 60 Carrington Street Sydney NSW 2000 Phone: (02) 8234 5400 Fax: (02) 8234 5050

ASX

Underwriter and Lead Manager:	Wilson HTM Corporate Finance Limited Level 21, Riverside Centre 123 Eagle Street Brisbane QLD 4000 Phone: 1300 655 015 Fax: (07) 3212 1399
Balance Date:	30 June
CHESS:	Participating. The Company will also operate an issuer sponsored subregister.
State of Incorporation:	Australian Capital Territory
ASX restricted securities:	See below
Dividend Policy:	See page 5 of the Company's prospectus dated 26 September 2003 for details.
Activities:	The company is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases and the development of an improved lung function test.
Securities not quoted:	7,144,000 employee options exercisable at $0.3125, with various expiry dates between August 2011 and June 2013. 3,040,000 employee options exercisable at $0.125, with various expiry dates between November 2009 and November 2011. 24,964,000 ordinary shares fully paid classified by ASX as restricted securities and to be held in escrow for a period of 24 months from commencement of official quotation. 276,000 ordinary shares fully paid issued on 2 May 2003 classified by ASX as restricted securities and to be held in escrow for a period of 12 months from the date of issue.

ASX Contact:	Adrian Smythe
Business Unit	Companies Sydney
Ext.No:	7640
Date:	7 November 2003

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/ City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

ASIC
Australian Securities & Investments Commission

[redacted]

Notification of division or conversion of classes of shares

Form 211 — Corporations Act 2001

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement. Alternatively, please provide details in an annexure. Annexures must conform with the specifications outlined in the Guide.

Company details

Company name

PHARMAXIS LTD

ACN/ABN

082 811 630

share class code	full title	share class code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title (in the following tables).

Complete Sections 1, 2 and 4 for a share division and Sections 1, 3 and 4 for a share conversion.

Date of conversion/subdivision

Date

31 / 10 / 03
[D D] [M M] [Y Y]

1 Share structure before division/conversion

The total of all the amounts paid and unpaid should be the same before and after division/conversion.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ACP	A series converting preference	16,000,000	2,000,000	-
BCP	B series converting preference	30,816,000	9,630,000	-
ORD		11,200,000	1,400,000	-
Total amount paid and total amount unpaid for ALL share classes			13,030,000	-

2 Share structure after division

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
Total amount paid and total amount unpaid for ALL share classes				

3 Share structure after conversion

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD		58,016,000	13,030,000	-
Total amount paid and total amount unpaid for ALL share classes			13,030,000	-

4 Details of top 20 members after the division/conversion

Only show the details of the top 20 members in each share class that was affected by the division/conversion.

- If there are 20 members or less in a share class, all members need to be notified
- If there are more than 20 members in a share class, only the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Member details
Please indicate the member's name, address and shareholding

☐ Family name:
Given names:

OR

☒ Company name: Perpetual Trustees Nominees Limited

ACN/ARBN/ABN: 000 341 533

Office, unit, level, or PO Box number: Level 8

Street number and Street name: 9 Castlereagh Street

Suburb/City: Sydney

State/Territory: NSW

Postcode: 2000

Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	19,200,000	3,000,000	-	Yes	No

Continues on next page...

4 Continued ... Details of another top 20 member

Member details
Please indicate the member's name, address and shareholding

☐ Family name:

Given names:

OR

☒ Company name: Praxis Pharmaceuticals Inc.

ACN/ARBN/ABN:

Office, unit, level, or PO Box number:

Street number and Street name: 1 East First Street

Suburb/City: Reno

State/Territory: Nevada

Postcode:

Country (if not Australia): USA

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	11,200,000	1,400,000	-	Yes	Yes

Continues on next page...

4 Continued ... Details of another top 20 member

Member details
Please indicate the member's name, address and shareholding

☐ Family name:
Given names:

OR

☒ Company name: CM Capital Investments Pty Ltd

ACN/ARBN/ABN: 098 048 830

Office, unit, level, or PO Box number: Level 4

Street number and Street name: 167 Eagle Street

Suburb/City: Brisbane

State/Territory: QLD

Postcode: 4000

Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	7,200,000	2,250,000	-	Yes	No

Continues on next page...

4 Continued ... **Details of another top 20 member**

Member details
Please indicate the member's name, address and shareholding

☐ Family name:
Given names:

OR

☒ Company name: CIBC Australia VC Fund LLC

ACN/ARBN/ABN:

Office, unit, level, or PO Box number:

Street number and Street name: 425 Lexington Avenue

Suburb/City: New York

State/Territory: New York

Postcode: 10017

Country (if not Australia): USA

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	2,400,000	750,000	-	Yes	No

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

DAVID MCGARVEY

Capacity

☐ Director

☒ Company secretary

Signature

Date signed

06 / 11 / 03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

PIPER ALDERMAN

ASIC registered agent number

17535

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☒ ASIC registered agent above

☐ Name of lodging party

PIPER ALDERMAN

Office, unit, level, or PO Box number

LEVEL 23, GOVERNOR MACQUARIE TOWER

Street number and Street name

1 FARRER PLACE

Suburb/City

SYDNEY

State/Territory

NSW

Postcode

2000

Country (if not Australia)

DX Number

10216

DX City/suburb

SYDNEY STOCK EXCHANGE

Telephone Number

(02) 9253 9999

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

4 Details of top 20 members after the division/conversion

Only show the details of the top 20 members in each share class that was affected by the division/conversion.

- If there are 20 members or less in a share class, all members need to be notified
- If there are more than 20 members in a share class, only the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Member details
Please indicate the member's name, address and shareholding

☐ Family name:
Given names:

OR

☒ Company name: Mooroolbark Technology Pty Ltd

ACN/ARBN/ABN: 030 904 892

Office, unit, level, or PO Box number: Level 1

Street number and Street name: 159 Dorcas Street

Suburb/City: South Melbourne

State/Territory: VIC

Postcode: 3205

Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	7,520,000	2,350,000	-	Yes	No

Continues on next page...

4 Continued ... Details of another top 20 member

Member details
Please indicate the member's name, address and shareholding

☐ Family name:
Given names:

OR

☒ Company name: The Australian National University

ACN/ARBN/ABN:

Office, unit, level, or PO Box number: The Australian National University Investment Office

Street number and Street name: Building 10C

Suburb/City: Acton

State/Territory: ACT

Postcode: 0200

Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	3,200,000	1,000,000	-	Yes	Yes

Continues on next page...

4 Continued ... **Details of another top 20 member**

Member details
Please indicate the member's name, address and shareholding

- [ ] Family name:
- Given names:

OR

- [x] Company name: CBS Venture Partners Limited

ACN/ ARBN/ ABN: 072 515 247

Office, unit, level, or PO Box number: Level 5

Street number and Street name: 71 Collins Street

Suburb/City: Melbourne

State/Territory: VIC

Postcode: 3000

Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	6,400,000	2,000,000	-	Yes	No

Continues on next page...

4 Continued ... **Details of another top 20 member**

Member details
Please indicate the member's name, address and shareholding

[X] Family name: Hanley
Given names: Denis Michael

OR

[ ] Company name:

ACN/ ARBN/ ABN:

Office, unit, level, or PO Box number: RMB 5512

Street number and Street name: Coachwood Road

Suburb/City: Matcham

State/Territory: NSW

Postcode: 2250

Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	160,000	50,000	-	Yes	Yes

4 Details of top 20 members after the division/conversion

Only show the details of the top 20 members in each share class that was affected by the division/conversion.

- If there are 20 members or less in a share class, all members need to be notified
- If there are more than 20 members in a share class, only the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Member details
Please indicate the member's name, address and shareholding

☐ Family name:
Given names:

OR

☒ Company name: Masi Sima Pty Ltd

ACN/ARBN/ABN: 057 766 328

Office, unit, level, or PO Box number: c/ Mr Silvio Salom

Street number and Street name: 18 Camberwell Road

Suburb/City: Hawthorn East

State/Territory: VIC

Postcode: 3123

Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	160,000	50,000	-	Yes	Yes

Continues on next page...

4 Continued ... **Details of another top 20 member**

Member details
Please indicate the member's name, address and shareholding

[X] Family name: Denver
Given names: Andrew

OR

[ ] Company name:

ACN/ ARBN/ ABN:

Office, unit, level, or PO Box number:

Street number and Street name: 27 Woodville Avenue

Suburb/City: Wahroonga
State/Territory: NSW

Postcode: 2076
Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	160,000	50,000	-	Yes	Yes

Continues on next page...

Linda Denver

27 Woodville Avenue
Wahroonga
NSW 2076

Held Jointly with Andrew Denver

Held Jointly:

160,000 fully paid Ordinary shares

$50,000 total paid on these shares

4 Continued ... Details of another top 20 member

Member details
Please indicate the member's name, address and shareholding

[X] Family name: Green
Given names: Robert E

OR

[ ] Company name:

ACN/ ARBN/ ABN:

Office, unit, level, or PO Box number: RMB 5336

Street number and Street name: Wattle Tree Road

Suburb/City: Holgate
State/Territory: NSW

Postcode: 2250
Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	160,000	50,000	-	Yes	Yes

Continues on next page...

4 Continued ... Details of another top 20 member

Member details
Please indicate the member's name, address and shareholding

☐ Family name

Given names

CR

☒ Company name

Wealthplan Technologies Pty Ltd

ACN/ARBN/ABN

:01 789 440

Office, unit, level, or PO Box number

c/ Mr Ian Lister

Street number and Street name

4 Robert Street

Suburb/City

Gordon

State/Territory

NSW

Postcode

2072

Country (if not Australia)

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	160,000	50,000	-	Yes	Yes

4 Continued ... Details of another top 20 member

Member details
Please indicate the member's name, address and shareholding

[X] Family name: Fisher
Given names: Shirley Flora

OR

[ ] Company name:

ACN/ ARBN/ ABN:

Office, unit, level, or PO Box number:

Street number and Street name: 6 Woodside Avenue

Suburb/City: Lindfield

State/Territory: NSW

Postcode: 2070

Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	32,000	10,000	-	Yes	No

Continues on next page...

Malcolm McDougal Fisher

6 Woodside Avenue
Lindfield
NSW 2070

Held Jointly with Shirley Flora Fisher

Held Jointly:

32,000 fully paid Ordinary shares

$10,000 total paid on these shares

4 Continued ... **Details of another top 20 member**

Member details
Please indicate the member's name, address and shareholding

[X] Family name: Crapper
Given names: John Francis

or

[ ] Company name:

ACN/ ARBN/ ABN:

Office, unit, level, or PO Box number:

Street number and Street name: 10 Bluegum Grove

Suburb/City: Glenwood
State/Territory: NSW

Postcode: 2768
Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	32,000	10,000	-	Yes	Yes

Continues on next page...

4 Continued ... Details of another top 20 member

Member details
Please indicate the member's name, address and shareholding

[X] Family name: Glynn
Given names: Michael Joseph

OR

[ ] Company name:

ACN/ ARBN/ ABN:

Office, unit, level, or PO Box number: 8 Claymore Hill

Street number and Street name: 20-01 Claymore Point

Suburb/City: Singapore

State/Territory:

Postcode: 229572

Country (if not Australia): Republic of Singapore

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	32,000	10 000	-	Yes	Yes

Elizabeth Mary Glynn

8 Claymore Hill
20-01 Claymore Point
Singapore
Republic of Singapore 229572

Held Jointly with Michael Joseph Glynn

Held Jointly:

32,000 fully paid Ordinary shares

$10,000 total paid on these shares

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

DAVID MCGARVEY

Capacity

- [ ] Director
- [x] Company secretary

Signature

Date signed

06/11/03

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

PIPER ALDERMAN

ASIC registered agent number

17535

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [x] ASIC registered agent above
- [ ] Name of lodging party

PIPER ALDERMAN

Office, unit, level, or PO Box number

LEVEL 23, GOVERNOR MACQUARIE TOWER

Street number and Street name

1 FARRER PLACE

Suburb/City: SYDNEY

State/Territory: NSW

Postcode: 2000

Country (if not Australia):

DX Number: 10216

DX City/suburb: SYDNEY STOCK EXCHANGE

Telephone Number

(02) 9253 9999

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC

Australian Securities & Investments Commission

RECEIVED

2004 AUG 26 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

RECEIVED 7 NOV 2003 ASIC SSC

Use this form to notify ASIC of:

C1 Change to share structure table
C2 Issue of shares
C3 Cancellation of shares
C4 Changes to members' register

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

PHARMAXIS LTD

ACN/ ABN

082 811 630

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 Change to share structure table	C2 Issue of shares	C3 Cancellation of shares	C4 Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD		108,016,000	38,030,000	-

Earliest date of change

Please indicate the earliest date that any of the above changes occured

31/10/03
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	16,000,000	$0.125	-
ORD	30,816,000	$0.3125	-
ORD	50,000,000	$0.50	-

Earliest date of change

Please indicate the earliest date that any of the above changes occured

31/10/03
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes (If yes, proprietary companies must also lodge a Form 2072 certifying that all stamp duties have been paid. Public companies must also lodge a Form 2072 and either a Form 208 or a copy of the contract.)

☐ No (If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — ss.257H(3)
- [ ] Minimum holding buy-back only
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change
Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

Family name | Given names

OR

Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete.

Name

DAVID MCGARVEY

Capacity

- [ ] Director
- [x] Company secretary

Signature

Date signed

06/11/03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

PIPER ALDERMAN

ASIC registered agent number

17535

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [x] ASIC registered agent above
- [ ] Name of lodging party

PIPER ALDERMAN

Office, unit, level, or PO Box number

LEVEL 23, GOVERNOR MACQUARIE TOWER

Street number and Street name

1 FARRER PLACE

Suburb/City: SYDNEY
State/Territory: NSW

Postcode: 2000
Country (if not Australia):

DX Number: 10216
DX City/suburb: SYDNEY STOCK EXCHANGE

Telephone Number

(02) 9253 9999

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

IPC

991/992 1/1 15 July 2001

[redacted]

06 NOV 2003

ASIC registered agent number

lodging party or agent name PHARMAXIS LTD

office, level, building name or PO Box no. UNIT 2

street number and name 10 ROXBOROUGH RD

suburb / city FRENCHS FOREST state/territory NSW postcode 2086

telephone (02) 9451 5203

facsimile (02) 9451 3622

DX number suburb / city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of

location of books on computer

ASCOT **991/992**

Corporations Act 2001

1301, 1301(4)

corporation name PHARMAXIS LTD

A.C.N. 082 811 630

Notification

The corporation hereby gives notice that under Section 1301 of the Corporations Act 2001 in respect to books and records kept otherwise than in writing:

tick the appropriate box

(991) ☐ situation of the place of storage or the place of inspection

(992) ☐ change in the situation of the place of storage or inspection

insert details of book(s) PXS - Ordinary

The above listed books are stored on computer at the following address:

at the office of COMPUTERSHARE INVESTOR SERVICES PTY LIMITED

office, level, building name LEVEL THREE

street number and name 60 CARRINGTON STREET

suburb/city SYDNEY state NSW postcode 2000

and may be inspected at that place/the following place:

at the office of COMPUTERSHARE INVESTOR SERVICES PTY LIMITED

office, level, building name LEVEL THREE

street number and name 60 CARRINGTON STREET

suburb/city SYDNEY state NSW postcode 2000

Effective date

(d/m/y) 31/10/2003

Signature

I certify that the information in this form is true and complete.

print name DAVID MC GARVEY capacity COMPANY SECRETARY

sign here [signature] date 4/11/2003

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

RECEIVED 2004 AUG 26 A 11:15 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Securities and Investments Commission

Corporations Act 2001 – Paragraph 655A(1)(b) – Declaration

Under paragraph 655A(1)(b) of the Corporations Act 2001 (Cth) ("**Act**") the Australian Securities and Investments Commission ("**ASIC**") declares that Chapter 6 and Chapter 6C of the Act applies to the person named in Schedule A in the case referred to in Schedule B as if section 609 of the Act were modified or varied by inserting the following subsection immediately after subsection 609(13):

> "609(14) A person does not have a relevant interest in securities or voting power in a bodycorporate merely because of an escrow deed relating to those securities of that body corporate."

Schedule A

Pharmaxis Ltd ACN 082 811 630 ("**Pharmaxis**").

Schedule B

An increase in voting power or acquisition of a relevant interest in up to approximately 30,800,000 voting shares in Pharmaxis arising as a result of the entry into escrow deeds (including any amending deed) on or about 23 September 2003 ("**Escrow Deed**"), that includes terms substantially in the form of the draft amending deed provided to ASIC on 25th September 2003, as disclosed in a prospectus lodged with ASIC on 26th September 2003 for voting shares in Pharmaxis to be issued on or about 10 November 2003, between Pharmaxis and each of the following shareholders in Pharmaxis:

a) Praxis Pharmaceuticals Inc;

b) Perpetual Trustees Nominees Ltd as trustee for The Australian Bioscience Trust;

c) GBS Venture Partners Ltd as manager of Biosciences Venture Trust II;

d) CM Capital Investment Pty Ltd as trustee of CM Capital Venture Trust No 3;

e) CIBC Australia VC Fund as general partner of Australia Venture Capital Fund L.P.;

f) Mooroolbark Technology Pty Ltd;

g) The Australian National University;

h) Shirley Flora Fisher and Malcolm McDougal Fisher as trustee for the Fisher Superannuation Fund;

i) Denis Hanley;

j) Masi Sima Pty Ltd;

k) Andrew and Linda Dever;

l) Robert Green;

m) Wealthplan Technologies Pty Ltd;

n) John Crapper;

o) Michael and Elizabeth Glynn;

p) Alan Robertson;

q) Brett Charlton;

r) William Cowden;

s) Charles Kiefel;

t) Malcolm McComas; and

u) David McGarvey.

(together, the "**Existing Securityholders**"), in which clause 1 of each Escrow Deed imposes restrictions on the ability of each Existing Securityholder to dispose of their shares in Pharmaxis for the period commencing on or about 10 November 2003 and ending on or about 10 May 2004.

Dated 27 October 2003

Signed by Belisa Jong
delegate for the Australian Securities & Investments Commission

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 (02) 9227 0640
Facsimile 61 (02) 9241 7620
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

3 November 2003

Cameron Billingsley
Associate
Piper Alderman
Level 23
Governor Macquarie Tower
1 Farrer Place
Sydney NSW 2000

By Facsimile: (02) 9253 9900

Dear Cameron

Pharmaxis Limited (the "Company")

I refer to the application by the Company for admission to the Official List on Australian Stock Exchange Limited ("ASX").

ASX has considered the Company's application and decided as follows:

DECISION

1. Pharmaxis Limited (the "Company") be admitted to the official list of Australian Stock Exchange Limited ("ASX") on a date to be decided by ASX subject to compliance with the following conditions precedent.

   1.1. Close of the offer under the prospectus dated 26 September 2003 (the "Prospectus") and completion of the allotment and issue of at least 42 million ordinary shares and up to 50 million ordinary shares each fully paid at an issue price of $0.50 per share.

   1.2. ASX being satisfied that the Company has an appropriate spread of shareholders and in any case that there are at least 500 shareholders, each having a parcel of shares with a value of at least $2,000, excluding restricted securities.

   1.3. Provision of copies of restriction agreements entered into by the Company, together with undertakings provided by a bank, recognised trustee company or the provider of registry services in relation to the restricted securities of the Company.

2. Official quotation of up to 82,776,000 ordinary shares each fully paid be granted subject to compliance with the following conditions precedent and deferred until a date to be decided by ASX.

   2.1. Despatch of each of the following.

4.6. 1,600,000 options issued to Brett Charlton.

4.7. 200,000 options and 18,000 fully paid ordinary shares issued to Charles Kiefel.

4.8. 200,000 options issued to Malcolm McComas.

4.9. 1,600,000 options issued to William Cowden.

4.10. 18,000 ordinary shares fully paid issued to Andrew Denver.

4.11. 171,777 ordinary shares fully paid issued to CM Capital Investment Pty Ltd as trustee of CM Capital Venture Trust No.3.

4.12. 53,223 ordinary shares fully paid issued to CIBC Australia VC Fund as general partner of Australia Venture Capital Fund L.P.

5. The following securities not be quoted and be classified as restricted securities for a period of 12 months from the date of issue of the securities.

5.1. 12,000 ordinary shares fully paid issued to Shirley Flora Fisher & Malcolm McDougal Fisher as trustee for the Fisher Superannuation Fund.

5.2. 12,000 ordinary shares fully paid issued to John Crapper.

5.3. 60,000 ordinary shares fully paid issued to Masi Sima Pty Ltd.

5.4. 60,000 ordinary shares fully paid issued to Andrew and Linda Denver.

5.5. 60,000 ordinary shares fully paid issued to Robert Green.

5.6. 60,000 ordinary shares fully paid issued to Wealthplan Technologies Pty Ltd.

5.7. 12,000 ordinary shares fully paid issued to Michael and Elizabeth Glynn.

6. For the purposes of resolutions 1 and 2, any decision to be made by or discretion to be exercised by ASX can be made by or exercised by the Manager Companies or Assistant Manager Companies at the State office of ASX processing the application for admission or another authorised Manager Companies.

7. If the conditions set out in resolutions 1 and 2 are not satisfied by 26 December 2003, resolutions 1 to 5 inclusive cease to have effect and if the Company has been admitted to the official list, it be removed.

BASIS FOR DECISION

Listing rule 1.1 condition 11

UNDERLYING POLICY

1. Exercise price of options must be at least 20 cents – supports listing rule 2.1 condition 2 – demonstrates quality – supports ASX market.

PRESENT APPLICATION

Pharmaxis Ltd ACN 082 811 630

A fully underwritten Offer of 42 million Shares at an issue price of $0.50 to raise $21 million with an ability to accept oversubscriptions of up to 8 million Shares to raise up to $4 million

Prospectus





pharmaxis

Wilson HTM

Underwriter and Lead Manager
Wilson HTM Corporate Finance Ltd
ACN 057 547 323

pharmaxis

Pharmaxis is an emerging pharmaceutical company devoted to the research, development and commercial application of new treatment options for autoimmune and respiratory diseases.

Contents

IMPORTANT INFORMATION

This Prospectus is dated 26 September 2003.

A copy of this Prospectus was lodged with ASIC on 26 September 2003. Neither ASIC nor ASX, or any of their officers, take any responsibility for the contents of this Prospectus.

No applications for Shares will be accepted nor will Shares be issued on the basis of this Prospectus:

(a) earlier than seven days after lodgement of this Prospectus with ASIC or any longer period required by ASIC under section 727(3) of the Corporations Act 2001; or

(b) later than 13 months after the date of this Prospectus (i.e. 25 October 2004).

The Prospectus has not been, nor will it be, lodged, filed or registered with any regulatory authority under the securities laws of any other country. The Shares the subject of this Prospectus have not been, nor will they be, approved by or registered with any regulatory authority of any other country.

This Prospectus does not constitute an offer or issue in any place in which, or to any person to whom, it would not be lawful to make such an offer or issue. If this is an electronic Prospectus, the offer of Shares under the electronic Prospectus is only made to persons receiving the electronic Prospectus within Australia who reside in Australia.

No person is authorised to give any information or make any representation in connection with the Offer other than as contained in this Prospectus. Any information or representation in connection with the Offer not contained in this Prospectus is not, and may not be relied on as having been, authorised by the Company (or any of its officers).

The Company will place this Prospectus on the Company's website at www.pharmaxis.com.au. Persons who receive a copy of this Prospectus in electronic form are entitled to obtain a paper copy of the Prospectus free of charge by contacting the Company.

Investors can only apply for Shares on the Application Form accompanying a complete paper copy of this Prospectus or a completed downloaded copy of the electronic Prospectus and on the terms and conditions set out in this Prospectus.

This document is important and it should be read in its entirety. The research, development, manufacturing, marketing and sales of pharmaceutical products involve a number of risks. The Shares offered under this Prospectus should be viewed as a speculative investment. You should consult your professional advisor about the contents of this Prospectus.

1 :Summary of the Offer

Section

The Company is seeking to raise approximately $21 million through the fully underwritten Offer of 42 million new Shares at an issue price of $0.50 each with an ability to accept oversubscriptions of up to 8 million new Shares to raise up to a further $4 million. All Shares to be issued are new fully paid ordinary Shares in the capital of the Company.

Summary of the Offer

Amount to be raised	$21 million (with an ability to accept oversubscriptions up to a further $4 million)
Offer price per Share	$0.50
Number of new Shares being offered under this Prospectus	42 million (with an ability to accept oversubscriptions of up to 8 million Shares)
Number of existing Shares (at the time of issue and allotment of new Shares under the Offer)	58 million
Total number of Shares at the time of issue and allotment of Shares under the Offer	100 million (plus any oversubscriptions)
Indicative market capitalisation on quotation of the Company at the Offer Price	$50 million (plus any oversubscriptions)

Notes:

(i) Table excludes the 10,184,000 existing unlisted options currently granted (of which 5,360,000 are vested).

(ii) Figures rounded.

Indicative Key Dates

Prospectus lodged with ASIC	26 September 2003
Expected Opening Date	7 October 2003
Expected Closing Date	31 October 2003
Expected date for dispatch of holding statements	12 November 2003
Expected date of quotation for the Company's Shares on the ASX	14 November 2003

The Directors expressly reserve the right to vary the Offer dates. The Directors also reserve the right not to proceed with the Offer. In that case Application Money will be returned without interest. In any event, no Application Form for Shares will be accepted nor will Shares be issued until the expiry of a minimum period of seven days or any longer period required by ASIC under section 727(3) of the Corporations Act, after lodgement of this Prospectus with ASIC.

2 :Chairman's Letter

Section



Dear Investor

On behalf of the board of Directors, it is with great pleasure that I invite you to become a shareholder of Pharmaxis Ltd.

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases.

Pharmaxis' key strength lies in its diversified portfolio of products at various stages of development which target highly attractive international markets across a range of diseases. Pharmaxis is supported by an experienced board of Directors and led by a management team with a proven track record in developing and commercialising breakthrough products.

Pharmaxis' portfolio of products capitalises on an internationally recognised base of Australian research in respiratory diseases and immunology. Pharmaxis' projects include new treatments for multiple sclerosis, cystic fibrosis, rheumatoid arthritis, chronic bronchitis and bronchiectasis, as well as a lung function test for people with airway diseases, including asthma, which is already in the final stage of clinical trials.

Pharmaxis' main projects in later stage development address respiratory diseases. In the 12 months to June 2003 the respiratory therapeutic market represented the fourth largest therapeutic category with worldwide sales of US$27 billion.

Pharmaxis' strategy is to build a fully integrated specialist pharmaceutical company with activities spanning research and development, through to the manufacture and marketing of its products to clinicians across major international markets. In selected situations, Pharmaxis may secure value for its products by developing collaborative relationships with market leaders.

Pharmaxis is well advanced in many of its development programs, it has the use of research and development facilities at the Australian National University and has established a modern manufacturing plant in Sydney. The manufacturing plant has been licensed by the Therapeutics Goods Administration and is currently manufacturing product for clinical trials.

Pharmaxis' board and management have significant medical research, development and manufacturing expertise. To date, Pharmaxis has secured the benefit of five government research and development grants and has obtained equity funding from reputable and knowledgeable investors and a prestigious Australian research institute. Existing shareholders, Directors and management have committed to purchase $6 million worth of new Shares under this Prospectus. All independent Directors and senior management have indicated their intention to subscribe to this Offer.

Pharmaxis is seeking to raise $21 million under this Offer which will be used predominantly for the further development of its products and technologies.

An investment in Pharmaxis involves a number of risks but also provides an excellent opportunity to participate in the building of an internationally competitive pharmaceutical company. On behalf of the board of Directors, I commend this Offer to you and recommend that you read this Prospectus in full. I look forward to welcoming you as a shareholder of Pharmaxis.

Yours faithfully

Denis Hanley AM
Chairman

3 :Investment Overview

Section

3.1 The Company

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases and the development of an improved lung function test.

3.2 Product Pipeline and Portfolio

Pharmaxis is focused on the development of its two leading technologies. The first technology includes Bronchitol and Aridol™, inhaled non-ionic osmolytes. Bronchitol is being developed for the treatment of respiratory diseases – in particular, cystic fibrosis, bronchiectasis and chronic bronchitis. Aridol™ is an improved lung function test. The second technology focuses on new immune response modifiers represented by PXS25 and PXS2000 for the treatment of multiple sclerosis and rheumatoid arthritis.

Bronchitol and Aridol™ represent the culmination of 10 years research at the Royal Prince Alfred Hospital in Sydney. PXS25, discovered in the Company's research laboratories, represents the outcome of 10 years research at the John Curtin School of Medical Research in Canberra. PXS2000 has been discovered most recently in the Company's research laboratories.

The Company's product development pipeline and the indicative timeframe for the development of those products is illustrated below.

For further information on the development pipeline, refer to section 6 of this Prospectus.

3.2.1 Respiratory diseases

Bronchitol and Aridol™ are both inhaled non-ionic osmolytes targeting the following inflammatory lung diseases:

- *Bronchitol for the treatment of cystic fibrosis* – Pilot clinical trials undertaken by scientists at the Royal Prince Alfred Hospital in Sydney have shown that the use of Bronchitol helps the lungs of people with cystic fibrosis clear mucus more effectively. Bronchitol is a proprietary formulation of mannitol taken in a dry powder inhaler system (mannitol is readily available and is used variously as a food additive, a therapeutic product and a sweetener). The Company has commenced additional clinical trials with a view to demonstrating that Bronchitol improves lung function and quality of life. These phase II trials are expected to complete mid 2004. The Company expects that ongoing use of Bronchitol will reduce the number of infectious episodes and consequently reduce the need for patients to use antibiotics.




Clinical Trials
Research Laboratory Studies
Pre-clinical Safety Testing
Phase I Healthy Volunteer
Phase II Patient Studies
Phase III Patient Studies
Registration
Respiratory diseases
Bronchitol - Cystic Fibrosis
Bronchitol - Bronchiectasis
Bronchitol - Chronic Bronchitis
Aridol™ - Airway Function
Immune response modifiers
PXS25 - Multiple Sclerosis
PXS25 - Rheumatoid Arthritis
PXS2000 - Multiple Sclerosis
3-5 years
15 months
15 months
18 months
18 months
12 months
Indicative time to complete
Refer to section 6.7 of this Prospectus.

- *Bronchitol for the treatment of bronchiectasis and chronic bronchitis* – Clinical studies undertaken by scientists at the Royal Prince Alfred Hospital have shown that Bronchitol can bring about a dramatic improvement in mucus clearance and significantly improve the quality of life for people suffering from bronchiectasis. The Company has commenced more extensive clinical trials which are expected to complete in 2004 ahead of the important pre-registration phase III studies. Additional pilot studies have also shown a benefit for people suffering from chronic bronchitis.
- *Aridol™ for lung function testing* – Aridol™ is in the final clinical development phase prior to registration. These phase III trials are expected to complete in mid 2004. Aridol™ (also a proprietary respirable form of mannitol) is an innovative lung function test. The Aridol™ test is a simple, accurate and rapid test that allows more accurate monitoring of lung function in people with diseases such as asthma.

3.2.2 **Autoimmune diseases**

PXS25 and PXS2000 are both immune response modifiers targeting the following autoimmune diseases:

- *PXS25 targeting multiple sclerosis* – This new compound invented in the Company's research laboratories interferes with the inappropriate migration of the immune cells implicated in the progression of multiple sclerosis without compromising the normal function of the immune system. Laboratory studies indicate that PXS25 has the potential to reduce the severity of the disease and shorten the disability period. PXS25 is in an early pre-clinical development phase.
- *PXS25 targeting rheumatoid arthritis* – The Company's research studies have shown that PXS25 has a positive effect in retarding the progression of rheumatoid arthritis.
- *PXS2000 targeting multiple sclerosis* – This new compound, also invented in the Company's research laboratories, operates through activation of receptors on immune cells and has shown benefit in models of multiple sclerosis. The potential of this compound in other autoimmune diseases is also being evaluated. This compound is potentially complementary with PXS25 to alleviate the symptoms of multiple sclerosis.

For more information on the Company's projects and the market for these projects, refer to section 6 of this Prospectus.

3.3 Strategy

The Company's goal is to build a fully integrated specialist pharmaceutical company which develops and commercialises specialist therapeutic products both independently and through collaborative relationships with selected market leaders. Key aspects of its strategy comprise:

- focusing on highly attractive product development and commercialisation opportunities;
- participating in the complete product development and commercialisation value chain;
- focusing on its core therapeutic markets and maintaining a diversified product pipeline; and
- expanding the Company's research and development pipeline.

The Company's commercialisation value chain is highlighted on the next page and the details of the strategy are in section 6.3 of this Prospectus.






Pre-clinical
Drug development, safety testing
Research
Laboratory studies
Integrated Business Model
Alternate Value Model
Phase I
Healthy volunteers
Phase II
Proof of concept patient studies
Phase III
Patient studies for registration
Registration
TGA, FDA, etc
Sales and Marketing
Manufacturing Scale-up For clinical trials
Manufacturing Scale-up For commercial manufacture
Partner with Others
Royalty Income
Revenue
Product Sales

3.4 Board and Management

The Company has a highly experienced board of Directors and management with extensive experience in technology development including drug development and commercialisation, research, clinical trials, manufacturing, business development and corporate finance. The Company will capitalise on this experience and expertise in building a valuable business, recognised internationally for its approach to therapeutic discovery, development and commercialisation. For further details of the Company's Directors and management, refer to section 7 of this Prospectus.



3.5 Financial Prospects, Dividend Policy and Risk Factors

The Company is in a development stage. Revenue, profits and cash flows for the Company are dependent on a number of factors including the level of sales achieved after the registration of the Company's products, a process only complete after extensive product research and development. In light of these factors, the Directors consider that at this stage of the Company's development, they are unable to provide potential investors with reliable revenue, profit or cash flow projections or forecasts.

The primary focus of the Company is to complete the development and commercialisation of its existing projects. During this phase, the Company is unlikely to pay a dividend. The ability for the Company to pay a dividend in the future and the timing of any dividend is dependent on a number of factors including deriving sufficient cash flows from future operations.

An investment in the Company should be regarded as being speculative and involving a number of risks. These risks are set out throughout this Prospectus and in particular in section 11 of this Prospectus.

4 :Details of the Offer

Section

4.1 The Offer

The Company is offering 42 million new Shares at an issue price of $0.50 under this Prospectus to raise $21 million. The Company may accept oversubscriptions up to a further 8 million Shares to raise up to $4 million.

4.2 Offer Price

The Offer Price of the Shares is $0.50 per Share. The Offer Price is payable in full on application.

4.3 Number of Shares Offered

The Company is offering 42 million new Shares under this Prospectus.

In the event that the Offer is oversubscribed, the Directors in consultation with the Underwriter may at their discretion determine the amount and the basis of allocation (giving priority in the manner described below) of oversubscriptions up to 8 million Shares.

Certain existing shareholders, Directors and management of the Company have committed in advance to subscribe for 12,000,000 new Shares at the Offer Price under the Offer. For details of the commitments and certain fees payable to these Applicants by Wilson HTM in respect of these commitments, refer to section 12 of this Prospectus.

Applications for Shares must be for a minimum of 5,000 Shares and thereafter in multiples of 1,000.

4.4 Allocation of Shares

Priority allocation will be given to those existing shareholders, Directors and management of the Company that have given a firm commitment to Wilson HTM to apply for Shares. Priority allocation will then be given to Applicants who receive a firm offer over Applicants under the general offer.

The firm offer is open to Australian resident investors and institutional investors who are offered a firm allocation of Shares from the Underwriter or other brokers participating in the Offer which indicate that it is a firm offer.

The general offer is open to members of the general public who are resident in Australia and institutions who have not been offered an allocation of Shares under the firm offer.

The Directors, in consultation with the Underwriter reserve the right to allocate to any Applicant a lesser number of Shares than that Applicant applied for, or to reject any Application without being obliged to provide any reason. Pending the allocation of Shares under the Offer, all Application Money will be deposited into a separate bank account to be held in trust for so long as the money is liable to be repaid under the Corporations Act. Surplus Application Money will be returned to the relevant Applicants within 45 days after the Closing Date. No interest will be paid on returned Application Money.

Successful Applicants will be notified in writing of the number of Shares allotted to them as soon as practicable after the Closing Date. It is the responsibility of Applicants to confirm the number of Shares allotted to them prior to trading in the Shares.

4.5 Terms of Shares

The Shares are to be issued as new fully paid ordinary Shares in the capital of the Company. These Shares will rank equally with all other existing issued Shares. For a summary of the terms of the Shares, refer to section 12 of this Prospectus.

4.6 Summary Capital Structure

On the issue and allotment of Shares under this Prospectus, the Company will have 100,016,000 Shares on issue and 10,184,000 unlisted options (of which 5,360,000 are vested) and any further Shares issued as a result of acceptance of oversubscriptions.

	Shares on issue and allotment under this Prospectus	% of Shares on issue and allotment	Issued unlisted options
Existing Shares	58,016,000	58%	10,184,000
New Shares	42,000,000	42%	Nil
Total securities on issue	100,016,000	100%	10,184,000

For details of the capital structure and control of the Company, refer to section 12 of this Prospectus.
The table does not include the impact of the acceptance of any oversubscriptions.

4.7 Underwriting

The Offer of 42 million new Shares is fully underwritten by Wilson HTM Corporate Finance Ltd. For a summary of the Underwriting Agreement, refer to section 12 of this Prospectus.

4.8 Allotment

The Company will proceed to allotment of Shares once the Offer closes. The Closing Date of the Offer may vary.

4.9 Source and Use of Funds

The amount raised under the Offer and the cash reserves that the Company currently has available to it and the R&D Start Grant and miscellaneous income, will be applied to the clinical and pre-clinical development and commercialisation of its projects, scale-up of its manufacturing capability, general corporate purposes and expenses of the Offer.

The sources of funds available to the Company are summarised in the table below:

Source of funds	$'000
Proceeds of the Offer	21,000(i)
Cash on hand	7,000
R&D Start Grant and other miscellaneous income	3,700(ii)
Total	$31,700

The money raised pursuant to this Offer will be used by the Company as follows:

Use of Funds	$'000
For the further development of its existing technologies and products including the cost of: • clinical trials and related manufacture of Bronchitol for cystic fibrosis and bronchiectasis; • clinical trials, related manufacture and registration of Aridol™; • clinical trials and related manufacture of PXS25 and PXS2000; and • additional development associated with the Company's technology.	20,100(i)
Commercial scale-up for the manufacture of Bronchitol and Aridol™	1,700
General corporate purposes including staff costs and administrative overheads	8,200
The costs of this Offer	1,700
Total	$31,700(i)(ii)

Notes to tables:

(i) The Company may accept oversubscriptions of up to 8 million Shares to raise up to $4 million. If the Company accepts oversubscriptions, the Company will increase the level of funds it provides for the further development of its existing technologies and products. The costs of the Offer will also increase by 6% of the value of the oversubscriptions accepted being the fee payable to the Underwriter under the Underwriting Agreement.

(ii) Assumes receipt in full of that amount of the R&D Start Grant that has yet to be received and that the Company continues to satisfy the conditions associated with the receipt of the R&D Start Grant so it is not required to be repaid. The R&D Start Grant funds are paid in tranches and are not all available at the date of this Prospectus. For a summary of the terms of the R&D Start Grant, refer to section 12 of this Prospectus.

The final allocation of funds may vary depending upon the circumstances in which the business develops and operates.

In accordance with the use of funds table above and the objectives set out in section 6 of this Prospectus, on the successful completion of the Offer, the Directors believe that the Company will have sufficient working capital to carry out those stated objectives.

The funds raised from the Offer will not enable the Company to progress all of the Company's projects to the point where sales revenue can be derived from products. To continue the development of the Company's projects, additional sources of funding will be required within the next three years. This funding may be obtained by the issue of additional equity, debt finance or other appropriate means determined by the Directors at that time.

4.10 Stock Exchange Listing

The Company intends to apply within seven days after the date of this Prospectus to be admitted to the official list of the ASX and for the Shares to be granted official quotation on the ASX.

If the Company is not admitted to the official list of the ASX and the Shares offered under this Prospectus are not granted official quotation within three months after the date of this Prospectus, none of the Shares offered under this Prospectus will be issued and allotted and all Application Monies will be refunded without interest to Applicants within the time prescribed by the Corporations Act.

The ASX takes no responsibility for the contents of this Prospectus. The fact that the ASX may admit the Company to the official list is not to be taken in any way as an indication of the merits of the Offer, the Company or the Shares offered pursuant to this Prospectus.

4.11 CHESS

The Company will participate in the Clearing House Electronic Sub-register System, known as CHESS, in accordance with the Listing Rules and the SCH Business Rules, and will maintain an electronic issuer sponsored sub-register and an electronic CHESS sub-register.

Following the allotment of the Shares to successful Applicants, shareholders will receive an initial statement of holding that sets out the number of Shares which they have been allocated in the Offer and details of the shareholder's holder identification number or sponsoring issuer number. Shareholders will receive subsequent statements at the end of any month in which there has been a change in their holding on the register and as otherwise required under the Listing Rules and SCH Business Rules. The shareholder may require the Company to provide a statement at other times subject to payment of an administration fee for these additional statements.

4.12 Application Form and Monies

Applicants who receive a firm offer (as described in section 4.4 of this Prospectus) should return their completed Application Forms with the necessary Application Monies to the Underwriter or broker from whom they received their firm allocation of Shares (unless instructed otherwise).

Applicants who receive a general offer should return their completed Application Forms and cheques payable to the 'Pharmaxis Ltd Trust Account' and crossed 'Not Negotiable':

By mail to:
The Pharmaxis Share Offer
Computershare Investor Services Pty Ltd
GPO Box 7115
Sydney NSW 1115

By hand to:
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW 2000

Applications must be received by 5.00pm Australian Eastern Standard Time on the Closing Date. As previously stated, the Offer may be closed early or may be extended beyond this date. Accordingly, Applicants are encouraged to submit their Application as early as possible.

4.13 Stamping Fee

A stamping fee of 1.0% of the value of Shares issued in respect of Applications lodged and accepted under the general offer bearing their stamp will be paid by the Underwriter to participating organisations of the ASX, dealers in securities and licensed investment advisors.

4.14 Questions

If you have any questions as to how to subscribe for Shares under this Offer, consult your professional advisor.

5 :Corporate History

Section

The Company was incorporated on 29 May 1998 as a proprietary limited company. Until October 1999, the Company was a wholly owned subsidiary of Praxis Pharmaceuticals Inc., a public company incorporated and listed in the U.S.

The Australian Bioscience Trust managed by Rothschild Bioscience Managers Limited (now known as GBS Venture Partners Ltd), invested in the Company in October 1999 and the funds raised were used for the development of autoimmune disease research licensed from Anutech Pty Ltd (the development arm of the ANU).

In October 2001, the Company secured a further licence to a patent family owned by the CSAHS covering new treatments for chronic lung diseases and for the measurement of lung function.

The CSAHS Licence and the Anutech Licence are summarised in section 12 of this Prospectus.

In August 2002, a group of investors invested in the Company in order to fund further development of its product portfolio. The investors who took a beneficial interest in the Company include:

- The Australian Bioscience Trust;
- Bioscience Ventures II;
- CM Capital Venture Trust No 3;
- Australia Venture Capital Fund L.P.;
- Mooroolbark Technology Ltd; and
- Australian National University.

To date, the Company has secured approximately $13 million in equity funding. The Company has also secured the benefit of five research grants totalling approximately $4.8 million. The most recent grant of $3 million was awarded in June 2003 by the Commonwealth of Australia R&D Start Grant Program for the development of new treatments for cystic fibrosis.

In November 2002, the Company established an office and clean room manufacturing facility in Frenchs Forest, a suburb of Sydney, Australia. In May 2003, the TGA accredited the Company's facilities for the manufacture of Bronchitol and Aridol™ for clinical trials.





6 :The Business

Section



6.1 The Company

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases and the development of an improved lung function test.

The mission of the Company is to build a valuable business, recognised internationally for its approach to therapeutic discovery, development and commercialisation in the fields of respiratory and autoimmune diseases.

6.2 Industry Overview

The pharmaceutical industry is a global industry that supplies medicinal products for human or veterinary health. The global human pharmaceutical market, measured by the 13 leading countries, had sales of US$293 billion in the 12 months to June 2003. According to the IMS Health Drug Monitor, drugs for cardiovascular disease were the largest single therapeutic category in those territories, with sales of US$56 billion in the 12 months to June 2003. Respiratory disease (including cystic fibrosis, asthma and chronic obstructive lung disease) was the fourth largest therapeutic category, with sales of US$27 billion at a growth rate of 3% in the 12 months to June 2003. The musculo-skeletal therapeutic category, which includes rheumatoid arthritis and multiple sclerosis, had sales of US$18 billion at a growth rate of 7% in the 12 months to June 2003.

6.3 Strategy

The goal of the Company is to build a fully integrated pharmaceutical company developing and commercialising specialist therapeutic products both independently and in collaborative relationships with selected market leaders. Key aspects of the Company's strategy comprise:

- Focusing on highly attractive product development and commercialisation opportunities. The Company is developing products that address selected categories of chronic respiratory and autoimmune disease markets. These markets represent highly attractive opportunities for Pharmaxis due to:
  - the limited number of effective and convenient alternative therapeutic options. By way of example there are few effective therapies for cystic fibrosis patients and no product comparable to Aridol™ is currently available;
  - current treatments represent a significant cost to the healthcare system and represent potential high value product opportunities;





- current treatment alternatives suffer from patient dissatisfaction. As an example, for chronic obstructive lung disease, current treatment alternatives are sometimes ineffective and sometimes use inconvenient nebuliser systems. Bronchitol, however, offers the potential of both a safe and effective therapy and the convenience of a hand-held portable dry powder inhalation device; and
- the markets in which some of the Company's projects will operate are highly concentrated and primarily served by specialist physicians. As such, they are accessible and can be addressed effectively with a relatively modest commercialisation infrastructure. In many cases key opinion leaders in these physician groups are participants in Pharmaxis' late stage clinical development programs. As such these highly regarded physicians become fully aware of the product's potential.

- Participating in the complete product development and commercialisation value chain. Pharmaxis intends to build a fully integrated specialist pharmaceutical company. It has focused strategically on attractive product development opportunities where it can undertake the complete product development, registration and commercialisation activities. Pharmaxis has assembled a high calibre pharmaceutical product research, development and commercialisation management team and has advanced its products in certain cases through to late stage clinical development with the associated completion of manufacturing infrastructure.

In situations where its products address markets that are larger, more diverse or in some way less accessible, Pharmaxis will establish selective collaborative relationships with market leaders, to capture the maximum value from its investment in product related research and development.

- Focusing on its core therapeutic markets and maintaining a diversified product pipeline. To mitigate the risk of any one product's delay or failure, Pharmaxis has established a portfolio with a diversified product development pipeline in its selected therapeutic categories. This product pipeline is diversified both from the perspective of the differentiated approach to multiple disease categories and in terms of its variety of stages of pre-clinical and clinical development. Pharmaxis will seek to maintain a diversified product pipeline consistent with its core competencies in its selected therapeutic markets.
- Expanding the Company's research and development pipeline. The Company will build selectively by strengthening its existing technology, and may also acquire complementary technology and drug development candidates from research institutes, universities and private and public companies. These acquisitions may take the form of collaborations, licensing arrangements or outright purchase of intellectual property, research groups or corporate entities in a manner determined by the board of Directors at that time. In addition, the Company will evaluate opportunities to acquire other businesses that complement its existing business, and either add to the product development pipeline or enhance the Company's ability to execute its strategy.



Product	Target Application	Targeted Product Features	Approximate Patient Population World[ii]
Bronchitol	Cystic fibrosis	Quantitative improvement in lung function, more effective clearance of mucus, reduced infection rate, improved quality of life	75,000
Bronchitol	Chronic obstructive pulmonary disease – Bronchiectasis	Improved mucus clearance, improved quality of life, reduction in infection rate	580,000
Bronchitol	Chronic obstructive pulmonary disease – Chronic bronchitis	Improved mucus clearance, improved quality of life	30,000,000
Aridol™	Lung function test – Management of asthma treatment	Monitoring of asthma severity allowing improved management of asthma medications	Data not available[i]
PXS25	Multiple sclerosis	Reduce severity of disease, shorten disability periods	1,100,000
PXS2000	Multiple sclerosis	Alleviate symptoms	1,100,000
PXS25	Rheumatoid arthritis	Retard progression of disease	5,500,000

Notes:

(i) The Aridol™ test is currently being developed for sufferers of asthma with moderate to severe forms of the disease. For illustrative purposes only, the world population of asthma sufferers is approximately 30 million and the market size of treatments for asthma is A$5,069 million. The Company has no reliable figures of how much of this market the Company can target and there are currently no reliable figures available as to the potential patient population size and existing market size for a lung function test.

(ii) References to "World" in this table only includes the eight largest pharmaceutical markets.



Approximate Market Size (sale of existing treatments)	Development Status	
World A$[2]	Development status as at September 2003	Plans for 2004 and 2005
575 million	Commenced multicentre phase II clinical study in Australia	Complete phase II dose ranging study; commence phase II/III clinical trials in Australia, UK and U.S., and commence major phase III clinical trials in Australia and U.S.
Data not available. Market data not segregated from chronic obstructive pulmonary disease/chronic bronchitis described below	Commenced phase II proof of efficacy in Australia and New Zealand	Complete phase II proof of efficacy; commence and substantially complete international phase III clinical trial
3,840 million	Pilot proof of concept study completed	Wait for completion of the bronchiectasis trials
Data not available[1]	Commenced phase III clinical trial for Australian and European registration; commenced long-term toxicology studies	Complete phase III clinical trials; prepare and lodge marketing authorisation applications in Australia and Europe; commence marketing and sales in Australia and Europe
3,533 million	Commenced scale-up synthesis and toxicology studies	Initiate and complete phase I safety studies in humans. Commence phase II proof of efficacy clinical trials
3,533 million	Candidate identified	Complete scale-up synthesis and toxicology studies; commence phase I clinical trial – safety in humans
3,600 million	Commenced scale-up synthesis and toxicology studies	Complete phase I safety studies in humans; commence phase II proof of efficacy clinical trials



6.4 Product Pipeline and Portfolio

The table below illustrates the Company's pipeline of products and gives an indicative timeframe for the research and development of those products. The Company currently has four projects at clinical study stage (in patients), two projects in pre-clinical evaluation (prior to being administered to volunteers or patients) and one research project to identify a compound for development.

The Company has a suite of products that are being developed simultaneously for large world markets, each in various stages of development. The Company's development program has been designed to produce a series of marketed products over the coming years.


Clinical Trials
Research Laboratory Studies
Pre-clinical Safety Testing
Phase Health Volunteer
Phase II Patient Studies
Phase III Patient Studies
Registration
Respiratory diseases
Bronchitol – Cystic Fibrosis
Bronchitol – Bronchiectasis
Bronchitol – Chronic Bronchitis
Aridol™ – Airway Function
Immune response modifiers
PXS25 – Multiple Sclerosis
PXS25 – Rheumatoid Arthritis
PXS2000 – Multiple Sclerosis
3-5 years
15 months
15 months
18 months
18 months
12 months
Indicative time to complete
Refer to section 6.7 of this Prospectus.

6.5 Respiratory Diseases

6.5.1 Bronchitol for respiratory diseases

Pharmaxis is developing Bronchitol for the management of various chronic obstructive lung diseases, in particular cystic fibrosis, bronchiectasis and chronic bronchitis. Bronchitol is a proprietary formulation of mannitol in a dry powder inhaler system. Mannitol is readily available and is used variously as a food additive, a therapeutic product and a sweetener. Bronchitol is formulated as a dry powder of a specific particle size to allow effective respiration of the mannitol into the lungs. Bronchitol has been licensed from CSAHS.

The lungs (and other mucosal surfaces of the body) have a natural mechanism for cleansing and protecting the mucosal surface. Mucus is secreted by cells lining the lung. Specialised surface cells projecting cilia beat continuously and propel the overlying blanket of salt, water and mucus to the throat where secretions are swallowed or expelled (this process is called mucociliary clearance).

Many people who suffer from various chronic obstructive lung diseases such as bronchiectasis, chronic bronchitis and cystic fibrosis are generally affected by a breakdown in the natural process of mucosal hydration and mucociliary clearance. Sufferers face the constant challenge of clearing excessive and thickened lung secretions. A key therapeutic goal for clinicians treating these patients is to assist in the resumption of the natural process of mucosal hydration and mucociliary clearance.

In a number of trials in diseased patients and healthy volunteers, inhaled mannitol has been shown to be safe and well tolerated and to effectively assist in the hydration of mucus and promote mucociliary clearance. The results to date have been published in prominent respiratory journals including American Journal of Respiratory and Critical Care



Bronchitol is prepared as a powder of a specific particle size and a measured dose incorporated into a capsule. The device delivers the measured dose to the patient's lungs.

Medicine, Paediatric Pulmonology, European Respiratory Journal and Chest. These findings have been well received by leaders in the field of lung disease at international meetings of Thoracic Societies in Europe, Canada and the U.S.

Bronchitol for cystic fibrosis

Pharmaxis is developing Bronchitol as a therapy for the management of cystic fibrosis.

The disease

Cystic fibrosis is a life-threatening disease involving a genetic mutation that disrupts the cystic fibrosis transmembrane regulator protein. This protein acts as an ion-specific channel that modulates salt and water transport. A disruption to the balance of salt and water leads to poorly hydrated and thick mucus secretions in the airways and lungs and a severely impaired ability to clear excessive mucus through the natural process of mucociliary clearance. Impairments in these vital lung defence mechanisms typically begin in early childhood and often result in chronic secondary infections, resulting in progressive lung dysfunction and deterioration.

Respiratory failure accounts for about 90% of deaths in patients with cystic fibrosis. According to the U.S. Cystic Fibrosis Foundation, the median life expectancy today for patients with cystic fibrosis is 31 years.

There are 33,000 diagnosed cystic fibrosis patients in the United States and a total of 75,000 in the eight major pharmaceutical markets. In Australia, 2,500 people suffer from the disease. The problem of mucus clearance and resulting progressive deterioration in lung function is common to all sufferers and is a chronic lifelong disability.

A clinical trial participant undergoing treatment with Bronchitol for the management of her chronic lung complaint.



Treatment options

Currently there is no cure for cystic fibrosis. The goal for clinicians treating sufferers of cystic fibrosis is to hydrate, breakdown and mobilise the viscous, excessive mucus secretions and thus improve lung function and reduce the number and severity of secondary lung infections. Doctors typically prescribe various nebulised agents and recommend physical therapy, but treatment options are limited and of these, few are effective. In cases where secondary infections have occurred, clinicians may prescribe an antibiotic. In addition most treatment options suffer from the inconvenience of nebuliser delivery requiring a time consuming, at-home procedure.

Expected product advantages

Pharmaxis expects Bronchitol to meet the key clinical goals in the management of cystic fibrosis, that of stimulating mucociliary clearance, reducing the viscosity of mucus and enhancing cough clearance. In addition to helping patients clear mucus more effectively and improving quality of life, the Company expects that the use of Bronchitol will improve lung function and reduce the number of infectious episodes and the need for antibiotics.

In addition, the Company believes an important advantage of Bronchitol is that it is formulated as a respirable powder and administered by a convenient, hand-held, pocket-sized device making it significantly more user friendly and portable than nebulised aerosols.

Development program

Studies performed by clinicians at Royal Prince Alfred Hospital in Sydney evaluated inhaled Bronchitol's impact on mucociliary clearance in cystic fibrosis patients. In these studies a single intervention with Bronchitol increased mucociliary clearance over 24 hours. These proof-of-concept studies for the acute benefit of Bronchitol on mucociliary clearance have been published in various well-respected medical journals. This is a significant advance for patients with cystic fibrosis and the Company is undertaking further studies aimed at assessing the benefit of long-term daily use.

It is expected that the use of Bronchitol will improve mucus clearance and thereby reduce infectious episodes and antibiotic use. The Company has commenced longer-term clinical studies to determine the optimum dose and frequency of administration to maximise clinical benefit for the patient. Key trial sites have been identified and 60 patients are being recruited for a two-week trial of daily Bronchitol inhalation. The data generated from this trial is scheduled to be available in the second quarter of 2004 and will be used to support phase III studies in Australia, the U.S. and the U.K.

As a prerequisite to longer-term (three-month) chronic studies, a comprehensive rodent safety study of chronic Bronchitol inhalation is in progress. The Company is aiming to have all studies completed to enable submission of a general marketing approval with Australian, U.S. and European regulatory authorities before the end of 2007.

Bronchitol for bronchiectasis and chronic bronchitis

A new treatment for the management of chronic obstructive pulmonary disease

This application of the Bronchitol technology has been investigated in patients suffering from chronic obstructive pulmonary disease. The phase II clinical studies have been undertaken in a condition known as bronchiectasis and pilot studies have also been completed in patients with chronic bronchitis. These studies have been positive and the Company is currently undertaking more extensive studies.

The diseases

Chronic bronchitis is defined as the presence of chronic productive cough for at least three months in each of two consecutive years, without other specific causes of cough. These symptoms result from inflammation and scarring of the lining of the bronchial tubes.

Symptoms of chronic bronchitis include the presence of yellow/green mucus, shortness of breath, and acute exacerbations consisting of worsening cough and mucus production and shortness of breath. Patients with chronic bronchitis experience persistent airway inflammation and airflow obstruction, with recurrent exacerbations often induced by bacterial pathogens contributing to the progressive decline in pulmonary function. Infectious exacerbations not only cause direct damage to the bronchial epithelium, but also contribute to the maintenance of chronic inflammation and immune-mediated cell damage.

Bronchiectasis is a disease characterised by irreversible dilation and destruction of bronchial walls. Bronchiectasis results in impaired mucociliary clearance, excessive mucus secretions throughout the bronchial tree and consequential secondary infections.

Worldwide, there is an estimated 30 million people affected with chronic bronchitis. Mortality is significant in this condition. In the U.S. and most western European countries, chronic obstructive pulmonary disease represents the fourth leading cause of death following heart disease, cancer and stroke. Many of the deaths associated with chronic bronchitis are included in the chronic obstructive pulmonary disease figure that now accounts for over 100,000 deaths a year.

Treatment options

Conventional treatment of chronic bronchitis consists of various general supportive measures, as well as pharmacologic management. Supportive measures include giving up smoking, limiting exposure to dust and chemicals, avoiding sudden temperature changes, chest physiotherapy, deep-breathing exercises and increased fluid intake to keep bronchial secretions thin. The mainstays of conventional pharmacologic management of chronic bronchitis and bronchiectasis target:

- dilation of the airways;
- reduction of airway inflammation; and
- mobilisation and clearance of mucus secretions.

While there are a number of pharmaceutical options to dilate the airway and reduce airway inflammation, there are few therapeutic products available to effectively clear excess mucus secretions.

Expected product advantages

The Company expects Bronchitol to address the need for an effective agent for the clearance of excess mucus secretions. The Company believes that the use of Bronchitol potentially in combination with other agents will improve lung function and improve the quality of life for chronic bronchitis and bronchiectasis sufferers.

Development program

A patient study undertaken by clinicians at the Royal Prince Alfred Hospital has shown that inhaled Bronchitol can bring about an improvement in mucus clearance for patients suffering from bronchiectasis. Analogous to the results that are being obtained in patients with cystic fibrosis, the Company believes there is a role for Bronchitol in treating patients suffering chronic obstructive pulmonary diseases such as chronic bronchitis, bronchiectasis and smoking-related diseases. Longer-term chronic studies are in progress.

Percentage fluid clearance from lungs of bronchiectasis patients with and without Bronchitol


Right peripheral region of lung
Mean % Clearance
40
30
20
10
0
-10
24 hr
p<0.001
p<0.003

This data was taken from an acute study in patients suffering from bronchiectasis and having difficulty with mucus clearance. The data shows that the effect of Bronchitol is rapid and durable.

Clinical studies are in progress and the ultimate goal is to demonstrate an improved quality of life for the patient through:

- reducing the number of bacterial infections;
- improving the oxygen delivery from the lungs;
- reducing the need for physiotherapy;
- reducing the need for hospitalisation;
- improving exercise capacity;
- improving sleep quality; and
- improving lung function.



The phase II clinical trials are due to be completed in 2004 and the Company is aiming to have all studies completed to enable submission of a general marketing approval for bronchiectasis with the Australian regulatory authorities by 2006. Clinical trials for the use of Bronchitol for the treatment of chronic bronchitis will be scheduled following completion of the above bronchiectasis studies.

Aridol™ for monitoring lung function

The Company is developing a simple, rapid and inexpensive to manufacture test that will diagnose not only the presence but, most importantly, the severity of bronchial hyper-responsiveness consistent with various respiratory diseases such as asthma.

The disease

Asthma is a condition which affects the small airways of the lungs. People with asthma have sensitive airways, which, when exposed to certain 'triggers' can cause the airways to narrow, leading to difficulty in breathing. The narrowing of the airways is caused by inflammation and swelling of the airway lining, the tightening of the muscles around the airways and the production of excess mucus. The result is a reduction of air flow in and out of the lungs.

Asthma is a major public health problem. Approximately 2 million Australians have reported asthma as either a recent or a long-term condition. There are about 15 million asthmatics in the U.S. Recent studies have shown that asthma incidence in Australian children is increasing. Asthma remains a major cause of mortality and morbidity with over 500 deaths from asthma in Australia in 2001.

Treatment options

Although there are multiple therapeutic options for asthmatics, a key challenge is effective diagnosis and monitoring. Underdiagnosis and misdiagnosis of asthma is a serious unmet medical need causing extensive morbidity and mortality. Much of the deterioration in the quality of life of the asthma sufferer could be prevented through correct early diagnosis of the disease, appropriate treatment and effective ongoing monitoring.

A diagnosis of asthma is currently achieved using hypertonic saline or methacholine as a provocative agent. At present there is no accepted product for the monitoring of asthma severity and therefore no method of regulating medication levels.

Expected product advantages

The Company considers the Aridol™ test will be:

- simple, rapid and inexpensive;
- specific for the presence and severity of bronchial hyper-responsiveness and asthma;
- convenient and not restricted to specialist centres.

Development program

Studies using the Aridol™ test have been performed in 500 adults and children with asthma and in healthy subjects. Over 1,000 tests in total have been carried out and these have established the efficacy, safety, repeatability and patient acceptability of the test. No untoward side effects have been experienced and no medical intervention has been required during testing. The median time to complete a positive test is 13 minutes and the median time to complete a negative test is 21 minutes.

The ability of Aridol™ to confirm a diagnosis of asthma represents a modest market opportunity. However, a more significant market opportunity exists for its ability to determine the severity of disease progression and the effectiveness of therapeutic intervention.

The development of Aridol™ is now in its final clinical stages, with the 12-month pivotal phase III registration study having commenced. The data collected from this study will be used to file a marketing authorisation application in Europe and Australia. Additional data will be collected prior to submitting a marketing authorisation application in the U.S.

The Company is aiming to have all studies completed to enable submission of a general marketing approval application with the Australian and European regulatory authorities by the end of 2004.

6.5.2 Immune response modifiers for autoimmune disease

The Company is developing new immune response modifiers for the treatment of autoimmune disease, in particular, multiple sclerosis and rheumatoid arthritis. The lead candidates are PXS25 and PXS2000.

If functioning normally, the immune system reacts against foreign antigens and provides essential protection against infectious agents. In autoimmune diseases the immune system reacts to proteins or other molecules that are natural constituents of the body that normally do not illicit an immune response giving rise to diseases such as multiple sclerosis, rheumatoid arthritis, psoriasis and irritable bowel disease.

PXS25 for multiple sclerosis

The Company is developing PXS25 as a therapy for the management of multiple sclerosis.

The disease

Multiple sclerosis is a progressive debilitating disease of the central nervous system which is thought to be caused by an autoimmune reaction. The immune system attacks the protective protein sheath (known as myelin) that coats the axons (elongated extensions of nerve cells, or neurones, that send information to target cells in the brain and spinal cord). Myelin helps speed the conduction of nerve signals around the body. Damage to the myelin is eventually replaced by scar-like tissue, which further interferes with nerve signalling.

There are about 1.1 million people affected by multiple sclerosis in the developed world. There is no cure for multiple sclerosis although treatments aimed at delaying the progression of the disease do exist.

The average annual economic cost of multiple sclerosis in the U.K. has been estimated at more than £1.2 billion, or about £18,000 per patient. About 40% of this cost results from medical treatments and most of the balance from indirect costs, including lost earnings.

Treatment options

There are currently five drugs available for the treatment of multiple sclerosis, of which three are beta interferons.

The mechanism of action of the interferons in the treatment of multiple sclerosis is not well understood. To date, the major treatments concentrate on relieving the symptoms rather than addressing the underlying cause. Many of the current treatments have limited effectiveness, a poor side effect profile and suffer from low level of patient acceptability.

Expected product profile

The Company is developing PXS25 to target the underlying disease process. The market for a safe and effective agent with low side effects in the major forms of multiple sclerosis will be large, the total worldwide market in 2002 was more than US$2.3 billion.

The Company has an active research program designed to identify compounds that prevent inappropriate migration of immune cells (leukocyte) from the blood compartment to the surrounding tissue. PXS25 has been identified as such a compound and has demonstrated therapeutic efficacy in rodent models of autoimmune diseases such as multiple sclerosis and rheumatoid arthritis. The Company believes PXS25 stops enzyme expression and therefore prevents leukocyte migration to sites of inflammation.

Unlike existing approaches to the management of multiple sclerosis, PXS25 has the potential to be delivered orally.

Pharmaxis inhibitors prevent leukocytes reaching nerve cells


Leukocyte
PXS25 competes with enzyme binding
Mannose phosphate receptor
Mannose 6 phosphate
Enzyme
Endothelial subcellular matrix

Development program

PXS has been studied in widely accepted rodent models of experimentally induced multiple sclerosis.

Overall, treatment with PXS25 has resulted in a marked reduction in peak severity of disease signs, with complete abrogation of disease in some experiments.

Treatment of rodents with PXS25 following experimentally induced multiple sclerosis


Severely Impaired
Untreated
Increase in disease severity
Normal
PXS25 treated
4
5
6
7
8
Day of Treatment

In pre-clinical trials, rodents treated with PXS25 did not develop the symptoms of the disease and remained normal throughout the course of the study. This important result highlights the potential of this class of compound and is superior to published results obtained in this model with the current clinical treatments.

The Company has commenced toxicology studies and initial clinical trials are scheduled for 2004.

PXS25 for rheumatoid arthritis

The same technology that gave rise to PXS25 has a number of other potential applications. The Company is studying new compounds from this family for their potential application in other autoimmune diseases such as rheumatoid arthritis.

The disease

Rheumatoid arthritis is a form of arthritis that leads to inflammation in the lining of the joints. Although its exact cause is unknown, it is thought to result from an autoimmune condition. Rheumatoid arthritis varies a great deal from person to person. For some sufferers, it can last for up to a couple of years, then goes away without causing any noticeable damage. Other patients have mild or moderate disease, with periods of worsening symptoms, called flares, and periods in which they feel better, called remissions. Still others have severe disease that is active most of the time, lasts for many years, and leads to serious joint damage and disability.

Rheumatoid arthritis affects 1-3% of the population in the U.S. and Europe, 70% of the sufferers are women, with a usual age of onset of 30-40 years.

Treatment options

The disease modifying anti-rheumatic drugs are reserved for moderate to severe forms of the disease. They have demonstrated an ability to alter the course of the disease but are associated with increased safety risks.

Expected product profile

The Company has discovered that immune cell inhibitors such as PXS25 can also have a positive impact on the progression of rheumatoid arthritis in rodent models of the disease. The Company believes that PXS25 will inhibit inflammatory cells from migrating to the joint and halt the progression of the disease. Unlike the more recent innovations in this market, PXS25 has the potential to be delivered orally.

Development program

PXS25 has been studied in rodent models of experimentally induced arthritis. In these studies PXS25 had a marked effect on disease progression. Those rodents treated with PXS25 did not progress to the more severe form of the disease, and by the end of the experiment were returning to normal. In contrast, those rodents that did not receive the drug developed extensive symptoms of experimentally-induced arthritis. This result highlights the excellent potential for this class of compound in rheumatoid arthritis.

Treatment of rodents with PXS25 following experimentally induced arthritis


Severe Impairment
Increase in disease severity
Slight Impairment
Normal
Untreated
PXS25 treated
6
8
12
14
16
Days of Treatment

PXS25 has commenced pre-clinical safety studies and the Company is scheduling initial clinical trials for 2004.

PXS25 technology is potentially applicable to other autoimmune diseases. A research initiative of the Company is to examine the effects of the compounds on other diseases such as inflammatory bowel disease and psoriasis.

PXS2000 for the treatment of multiple sclerosis
PXS2000 is a new synthetic compound which was discovered by the Company's research scientists and exploits the positive clinical benefits that can be obtained from the administration of cannabis. PXS2000 is a selective cannabinoid ligand, and is anticipated to provide relief of symptoms for people with autoimmune diseases such as multiple sclerosis.

The approach
Cannabinoids are compounds derived from the cannabis sativa plant, commonly known as marijuana. The most active constituent of the naturally occurring cannabinoids is tetrahydrocannabinol. This compound was isolated and identified in the 1960's and since that time there has been scientific interest in the effects and pharmacology of the cannabinoids. However, prior to the discovery of tetrahydrocannabinol, the effects and benefits of marijuana use have been known for several thousand years. Marijuana-based medications have been a mainstay of many herbal and folk medicines for many centuries. Among the beneficial pharmacological properties attributed to marijuana are analgesia, lowering blood and intraocular pressure and anti-emetic activity in both animals and man. Indeed, in NSW, it is proposed that marijuana use be permitted in certain limited situations, such as its use in cancer patients for ameliorating the nausea induced by chemotherapy, for treating pain or for reducing the side effects associated with multiple sclerosis.

As marijuana's beneficial effects have long been known, so have its negative effects. Notably psychological distortions of perception, loss of short-term memory, loss of motor coordination, sedation and euphoria.

The Company has been working on developing new treatments based on the findings that the administration of cannabis can be of therapeutic effect. The Company has now developed a new series of compounds, typified by PXS2000, that retain the beneficial properties associated with cannabis but remove the undesirable psychotropic effects. These new compounds have shown positive effects in rodent models of multiple sclerosis.

Development program
PXS2000 represents the lead compound for the Company in this area and is undergoing tests to determine its suitability for clinical use. It will be developed to assist with the management of the side effects associated with multiple sclerosis. PXS2000 is also being investigated for its potential in treating other autoimmune diseases such as asthma.

The Company is scheduling pre-clinical toxicology studies for 2004.

6.6 Manufacturing

6.6.1 Bronchitol and Aridol™
Mannitol (the major raw material of Bronchitol and Aridol™) is readily available and there are a number of suppliers of Good Manufacturing Practice grade material suitable for Bronchitol and Aridol™ production. The Company has established a GMP accredited facility in Sydney, NSW that is producing Bronchitol and Aridol™ for clinical trials. The TGA inspected the Company's facilities and issued a licence to manufacture therapeutic goods in May 2003 for the manufacture of clinical trial material (licence number 170995). The Company expects to require additional facilities as commercial demand for the product increases.

6.6.2 PXS25
The scale-up manufacture of PXS25 has been developed by the Company's scientists. The manufacture of the material is through a totally synthetic process using readily available starting materials. Sufficient drug substance has been prepared by the Company's scientists to undertake pre-clinical development. GMP grade material is not required for the pre-clinical and early clinical evaluation.

6.7 Regulation and Approval Process

The development of human therapeutic products is a highly regulated process. Evaluation and testing for safety and efficacy proceed through laboratory (research), animal (pre-clinical) and human (clinical) phases of development. Guidelines have been prepared by the International Committee on Harmonisation which have provided a consistent set of test guidelines applicable to the major pharmaceutical territories of the world before evaluation in humans can proceed. These guidelines cover the manufacture of the drug substance, the manufacture of the dosage form and the safety testing. The Company conducts its pre-clinical safety evaluation in accordance with these guidelines.

Clinical testing involves a three-phase process.

- In phase I, clinical trials are conducted with a small number (typically 10-50) of healthy subjects to determine the early safety profile and pharmacokinetic profile (pattern of drug distribution and metabolism).
- In phase II, clinical trials are conducted with groups of patients with a specified disease (typically 100-200) to determine preliminary effectiveness, optimal dosages and expanded evidence of safety. This is intended to show that the drug is effective in different patient populations under a variety of doses.
- In phase III, large-scale (typically >1,000), multicentre, comparative clinical trials are conducted with patients with the target disease to provide sufficient data to statistically evaluate the effectiveness and safety of the product. During these clinical studies, the manufacture of the drug will be refined and an optimal formulation will be selected. Additional safety studies will be required, including long-term toxicology studies (possibly of 12 months duration) and carcinogenicity studies. The Company will also undertake a detailed study of the pharmacology of the drug as well as identify any breakdown products and the routes of excretion.
- The Company's therapeutic and diagnostic products require regulatory approval by governmental agencies before the Company can start testing in humans and marketing.

For a summary of the risks associated with the regulation and approval process, refer to section 11 of this Prospectus.

Drug registration and reimbursement process in Australia



Point at which approval looks likely – ADEC delegate submission was positive
Complete phase III clinical studies
30 days
Dossier compilation
Submission to TGA
60 days
Quality, safety and efficacy checks
Drug approved for marketing
Ongoing monitoring of adverse effects by Adverse Drug Reactions Advisory Committee
Select a comparator reimbursement approval
Randomised head to head trials or meta analysis
Develop pharmacoeconomic evaluation
Submit application
Drug approved for reimbursement
Rejected
• Pharmacoeconomic evaluation against comparator
• Estimate implications for pharmaceutical benefit scheme
• Estimate usage over two years

6.8 Intellectual Property

6.8.1 Patents

The Company has the benefit of a portfolio of four core patent families.

These are based on:

- a licensed patent family of a new formulation of mannitol facilitating mucociliary clearance in diseases such as cystic fibrosis and chronic obstructive pulmonary disease and for a lung function test for the management of asthma; and
- two licensed patent families and one of the Company's own patent families based on the use of carbohydrate-based drugs as anti-inflammatory agents.

The Company also has two provisional patent families based on the use of carbohydrate-based drugs as anti-inflammatory agents.

The Company's portfolio of patent families and provisional patent families is set out in the Report on Intellectual Property in section 10 of this Prospectus.

In respect of the intellectual property that is referred to in the Report on Intellectual Property which the Company does not own, the Company has entered into licence arrangements to secure the intellectual property.

6.8.2 Licences

CSAHS Licence

The Company has secured a licence to intellectual property relating to the use of respirable dry powders for assessment of bronchial hyper-responsiveness, a condition consistent with active asthma, for monitoring steroid use in asthma patients, and for the management of diseases such as cystic fibrosis, bronchiectasis and chronic bronchitis. The test was developed in the Department of Respiratory Medicine at the Royal Prince Alfred Hospital, Sydney, NSW, which collaborates with the Company on the development of this technology.

Anutech Licence

The Company has entered into an agreement with Anutech (as agent for and on behalf of the ANU) to exclusively licence intellectual property possessed by the ANU in the area of phosphosugars and their analogues as anti-inflammatory agents. The Company's ongoing research and development has led to filing of further patents in this area that are owned exclusively by the Company.

For a summary of the CSAHS Licence and the Anutech Licence, refer to section 12 of this Prospectus. Refer to the Report on Intellectual Property in section 10 of this Prospectus for details of the licensed patents.



7 Section: Board, Management and Employees



L – R
Charles Kiefel
Carrie Hillyard
Denis Hanley
David McGarvey
Alan Robertson
Brigitte Smith
Brett Charlton
Malcolm McComas

7.1 Board of Directors

Denis M Hanley MBA
Independent Chairman

Denis is recognised as a leading expert in developing and commercialising new Australian technology. He also has extensive experience in growing Australian corporations to become successful global entities. He is a fellow of the Australian Institute of Company Directors and a Fellow of CPA Australia.

In 1994, Denis was awarded membership in the Order of Australia and the Clunies Ross Medal for his work in helping Australian technology businesses commercialise their assets. He is a foundation member of the Principals group of companies, which focuses on helping Australian technology businesses commercialise their technologies.

For 14 years Denis led Memtec Limited, first as Managing Director and later as Chairman and CEO. During this time Memtec grew from a small start-up company with four employees, to become a successful NASDAQ and later NYSE-listed global business with 1,800 employees, multiple technology platforms and a market capitalisation of approximately $900 million.

Memtec grew organically but also internationally through the acquisition of related businesses and their successful integration into the overall global business.

Prior to his Memtec experience, Denis spent more than a decade at the international medical company Baxter Labs, both in the U.S. and also as their Australian Managing Director.

Denis has also served as a Board member and then Chairman of the IR&D Board, a Member of the Prime Minister's Science and Engineering Council, a Member of the Industry & Higher Education round table, a Member of the Australian Council for the Development of Environmental Opportunity and as Chairman of Judges at the Australian Technology Awards.

In 1976, Denis was awarded an MBA with High Distinction and was named a Baker Scholar at the Harvard Graduate School of Business Administration.

Alan D Robertson BSc, PhD
Chief Executive Officer

Alan has more than 20 years' experience in drug discovery and development with leading pharmaceutical companies. He has also assisted early-stage pharmaceutical companies in their start-up and development.

Alan is the co-inventor of 18 patents and author of more than 35 scientific papers. He has a PhD in synthetic organic chemistry from the University of Glasgow and undertook a three-year post-doctoral appointment with Nobel Laureate, Professor Sir John Cornforth, at the University of Sussex.

Alan joined the pharmaceutical company Wellcome plc in 1984 as a medicinal chemist working on the design and synthesis of new prostaglandin compounds. During this period a number of innovative discoveries were made and two compounds progressed to clinical study. Alan then led a large team of medicinal chemists targeting new treatments for migraine and cardiovascular disease from which a number of important scientific discoveries were made.

Three compounds progressed to clinical study and one to market. This compound, now known as Zomig, is distributed and marketed worldwide by Astra Zeneca.

He joined the Faulding group in 1992 as New Product Development Manager with specific responsibilities for the global development of generic injectable drugs. He introduced a number of new formulations and helped expand the company from an imitator of marketed drugs to inventor. He was actively involved in introducing improved formulations, many of which were developed for worldwide sale and continue to contribute to Fauldings' growth.

In 1994, Alan joined Amrad Pty Ltd as Head of Drug Development and assisted in preparing Amrad for listing on the ASX. Alan was also responsible for a large number of drug discovery/development projects, three of which have now reached the stage of clinical trials in patients.

Since leaving Amrad Pty Ltd in 1999, Alan has assisted in the establishment of two start-up companies, Promics Pty Ltd and Pharmaxis, as well as providing expert drug discovery and development advice to Kinacia Pty Ltd.

Brett Charlton MBBS, PhD
Medical Director

Brett is a medical researcher and specialist, particularly in the areas of autoimmune disease. Brett co-founded Pharmaxis in 1998 and has negotiated licence and research arrangements with the ANU for intellectual property and research facilities. He helped to successfully attract funding from Rothschild Bioscience, AusIndustry Start, the ACT Government and the Biotechnology Innovation Fund.

He has an MBBS with Honours from the University of NSW. He completed a PhD at the Centre for Biomedical Engineering in 1985. He has written more than 60 scientific papers, attracted significant research grants, and served on several professional society committees.

After completing his PhD, Brett was an NH&MRC postdoctoral fellow at the Walter and Eliza Hall Institute, and visiting clinician at Royal Melbourne Hospital working on diabetes and autoimmunity. Brett was recruited to the Baxter Centre for Medical Research in 1988 and was a part of Baxter Healthcare's technology and business assessment team. He produced corporate strategy reports for the Baxter Healthcare board in the fields of diabetes and transplantation and was responsible for establishing and managing a multi-centre clinical trial in renal dialysis.

In 1992, Brett took a Research Associate position in Immunology at Stanford University working on autoimmune disease. He also consulted to Sciclone Pharmaceuticals and the Polymer Technology Group.

In 1995, he was awarded the Aza/Lilly Diabetes Fellowship of Diabetes Australia and returned to a faculty position at the John Curtin School of Medical Research, which he still holds. He was founding Medical Director of the National Health Sciences Centre in Canberra and established the Clinical Trials Unit where he was responsible for the conduct of clinical trials arising from research at the ANU. He has managed research programs in autoimmunity including successfully attracting research grants of more than $3 million and has been involved in the management of clinical trials for 15 years.

Brigitte H Smith B.Chem Eng, MBA, MALD
Non-executive Director

Brigitte is a venture capital investor, with more than 10 years' experience in strategy and working with early stage technology businesses. A former Fulbright Scholar, in 1995 Brigitte was awarded an MBA with Honours from the Harvard Business School, and a Master of Arts from the Fletcher School of Law and Diplomacy. She also holds a Bachelor of Chemical Engineering with Honours from the University of Melbourne and is a Member of the Australian Institute of Company Directors.

Brigitte worked as a strategic management consultant for Bain & Company between 1989 and 1992. After working for Motorola to develop an international customisation strategy for a $3 billion product group, she commenced a business and corporate development role for Molten Metal Technology, a spin-out company from the Massachusetts Institute of Technology. During her time at Molten Metal Technology, the company grew from 150 to 650 employees, and to a market capitalisation of US$1 billion.

On returning to Australia, Brigitte consulted to a variety of early stage technology-based businesses before joining Rothschild Bioscience in 1998. In 2002, Brigitte and her business partner completed a management buy-out of Rothschild Bioscience's $150 million specialist life science venture capital business and formed GBS Venture Partners, of which she is Managing Director. Brigitte sits on the board of four of GBS Venture Partners' portfolio companies.

Brigitte is an Adjunct Senior Lecturer at Melbourne Business School where she teaches Entrepreneurial Finance. She has published eight case studies and five academic papers.

Charles PH Kiefel BCom
Non-executive Director

Charles has more than 17 years' experience in the financial and investment banking sector having advised clients in a broad range of industry sectors including information technology and data communications, pharmaceutical,

telecommunications, financial services, environmental and water management, resources and mining, utilities and transport. Charles has relevant experience with technology growth companies including serving as an original investment banker in the initial public offerings and equity raisings for Memtec Ltd and Datacraft Limited. Charles has wide experience and access to equity investors including high net worth individuals, institutions and fund managers.

Charles was formerly Managing Director of Corporate Finance at ANZ Investment Bank and worked in the ANZ Banking Group for 10 years. Prior to joining the ANZ Banking Group, Charles worked as a chartered accountant with Coopers&Lybrand in Sydney and London, served as Director of Corporate Finance at Ord Minnett, and also worked with Lazard Brothers & Co. Ltd (London) and Lazard Frere (New York).

Charles is current Chairman of the Military Superannuation and Benefits Board of Trustees and serves on a number of company boards including Lochard Limited, Universal Biosensors Pty Ltd, Wilson HTM Asset Management Limited (non-executive Chairman), Wilson HTM Capital Management Limited (non-executive Chairman), The Principals Funds Management Pty Ltd and The Principals Cornerstone Fund Pty Ltd. He is also retained as a consultant U.S. money manager.

Charles is a Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors. He has a Bachelor of Commerce from the University of NSW.

Malcolm J McComas BEc, LLB
Non-executive Director

Malcolm McComas has 18 years' investment banking experience and five years' legal experience. He has experience in equity and debt finance, acquisitions and divestments, and the structuring and implementation of major equity issues and privatisations. He has advised on more than 50 equity issues for corporations, institutions and governments in various sectors including financial institutions, consumer products, media and telecommunications, manufacturing and healthcare.

Since 1999, he has been a director of Grant Samuel, the corporate advisory property services and funds management group. In the 10 years from 1988, he established and developed County NatWest's Corporate Finance business which in 1998 became, through a merger, the Investment Banking division of Salomon Smith Barney in Australia (a subsidiary of Citigroup, Inc). Malcolm was a Managing Director and Co-Head of Investment Banking at Salomon Smith Barney. He was Managing Director of Investment Banking at County NatWest. He has also had executive roles with Morgan Grenfell (now a subsidiary of Deutsche Bank AG) in Australia and London. He was formerly a lawyer in Melbourne, where he specialised in tax and corporate reorganisations.

Malcolm has a Bachelor of Economics and a Bachelor of Laws from Monash University. He is a director of ION Limited, a Fellow of the Securities Institute of Australia and a member of Markets Policy Group.

Carrie Hillyard BSc (Hons), PhD, FTSE
Non-executive Director

Carrie has more than 20 years' experience in medical research and commercialisation, including eight as the Director of Research and Development for AGEN Biomedical Ltd. in Brisbane, where she led a staff of 25 scientists in the development of new diagnostic tests and technologies for human and veterinary medicine.

She is the inventor of six patent families and has been responsible for the development of new products from initial research to commercialisation and clinical trials. Her roles have also involved liaison with pharmaceutical companies and institutions, licensing of technology, managing collaborations, assisting entrepreneurs and early stage life science companies.

Carrie was a member of the Federal Industry Research and Development Board from 1995-1998, involving advice to government to promote the use of science and technology and in commercialising Australian research and development programs. She chaired the Tax Concession Committee from 1996-1997, was a member of the Start Grants and Biological Committees and a member of biotechnology, venture capital and pharmaceutical advisory boards to the Federal and Queensland Governments. Carrie is the Partner at CM Capital Investments responsible for the Life Sciences practice, a director of three other portfolio companies and a member of the board of the Australian Nuclear Science and Technology Organisation.

Carrie holds an honours degree from the University of London and a PhD for her early research in cancer and endocrinology of the menopause at the Royal Postgraduate Medical School (London). She has been a regular international speaker and has published more than 100 scientific papers. She was elected as a fellow of the Academy of Technological Sciences and Engineering in 1997 and awarded a Centenary medal in 2003.

David M McGarvey BA, CA
Company Secretary and Chief Financial Officer

For career synopsis, see summary under the heading 'Senior Management Team' in section 7.3 of this Prospectus.

7.2 Scientific Advisory Board

Sandra Anderson BSc Syd, PhD London, DSc London, FANZSRS
Sandra's major work has been in the field of asthma, particularly the application of measurement to its diagnosis and treatment. She has developed a variety of tests for identifying asthma and is a world authority in the measurement, management and mechanisms of exercise-induced asthma.

Sandra works in the Department of Respiratory Medicine of the Royal Prince Alfred Hospital, Sydney, where she holds the position of Principal Hospital Scientist. She is an Honorary Associate of the Department of Pharmacology at the University of Sydney and a Visiting Fellow of the University of New South Wales. She is a Vice President of Asthma NSW and is the Co-Chairman of their Research Advisory Committee. She has served as a member of the European Respiratory Society Task Force on Indirect Challenges and the Bronchial Provocation Committee of the American Academy of Allergy, Asthma and Immunology. She currently serves on an independent panel of the International Olympic Committee Medical Commission.

In 1990, she was awarded a Doctor of Science in Medicine from the University of London for her published research in clinical respiratory physiology. She has received the Fisons' Medal for Research from the Thoracic Society of Australia and New Zealand, the RPA Achievement Award, and later the RPA Foundation Medal for Research. In 2000, Sandra became the first Fellow of the Australian and New Zealand Society of Respiratory Science.

Sandra graduated as a Bachelor of Science in Physiology from the University of Sydney. She completed post-graduate training at the Universities of California (Cardiovascular Research Institute, San Francisco) and London (Institute of Diseases of the Chest, The Brompton Hospital) and received her Doctor of Philosophy in Medicine from the University of London for studies on 'Exercise-induced Bronchoconstriction'. She has more than 130 papers in peer-reviewed journals and 100 invited publications and book chapters.

Norbert Berend MBBS, MD, FRACP
Norbert is Director of the Woolcock Institute of Medical Research, Royal Prince Alfred Hospital, Sydney and is internationally recognised for work on the structure-functional relationships in chronic obstructive pulmonary disease.

Norbert has previously held positions on the NHMRC Grants Committee, the Asthma Foundation of NSW Research Advisory Committee and is currently Chairman of the Lincoln Centre for Bone and Joint Disease Research Advisory Committee. Norbert is active in national and international peer groups, is a member of the chronic obstructive pulmonary disease guidelines working party and serves on the Respiratory Clinical Expert Reference Committee, NSW Department of Health.

He is author of more than 95 publications, including 50 related to airways disease and emphysema and 10 related to infection in chronic obstructive pulmonary disease. Norbert is a Senior Investigator for the CRC for Asthma and a Director of the CRC for Chronic Inflammatory Diseases.

Malcolm Fisher MBChB, MD
Professor Malcolm Fisher has been recognised for his work in critical care medicine. He has received a number of awards including the Thomas J. Iberti Memorial Award, the Christer Grenvik Award for international services to critical care medicine, the Alan Gilston Medal, the Inaugural ANZICS Medal and he is an officer in the Order of Australia.

He is a Staff Specialist in Intensive Care Unit of Royal North Shore Hospital, Area Director of Intensive Care and Clinical Professor in Intensive Care Medicine, Departments of Medicine and Anaesthesia, University of Sydney. He is a past President of the World Federation of Intensive and Critical Care Medicine Societies, and ANZICS.

He is the author of two books and more than 130 scientific articles.

Richard JI Morgan CBiol MIBiol, DRCPath
Richard has more than 25 years experience in pharmaceutical research and development. He has held various senior management positions within Pre-clinical Safety including Head of Toxicology at Wellcome plc and International Head of Toxicology and Pre-clinical Outsourcing for GlaxoWellcome plc.

With GlaxoWellcome (later GlaxoSmithKline) he was responsible for the Pre-clinical Safety Evaluation of more than 100 new chemical entities, covering areas as diverse as CNS, CVS, respiratory, metabolic, anti-infectives, anti-parasitics, neuromuscular blockers, oncology, monoclonals, and vaccines. He has been involved in the development of a large number of successful, marketed pharmaceutical products.

After leaving GlaxoSmithKline and after a period as Interim Head of Pre-clinical for PowderJect Pharmaceuticals, Richard established his own consultancy company (R&B HealthCare Ltd), providing advice on Toxicology and Pre-clinical Discovery and Development to client companies in the UK and Australia.

Richard holds CBiol MIBiol (Laboratory Animal Pathology) and is a Diplomate of the Royal College of Pathologists in Toxicology.

7.3 Senior Management Team

The Company has an experienced team of pharmaceutical/technology industry professionals with extensive experience both in Australia and internationally. The group has a demonstrable track record in innovation management and commercialisation, combining its complementary skills to facilitate the smooth running of the business.

The senior management team has extensive combined experience in discovery, intellectual property protection and management, drug development, commercialisation and business. The team's complementary skills allow rapid evaluation of new project opportunities and have been responsible for the negotiation and successful execution of a large number of agreements.

Alan D Robertson BSc PhD
Chief Executive Officer

For career synopsis, refer to previous summary under the heading 'Board of Directors' in section 7.1 of this Prospectus.

Brett Charlton MBBS, PhD
Medical Director

For career synopsis, refer to previous summary under the heading 'Board of Directors' in section 7.1 of this Prospectus.



L - R
John Crapper
William Cowden
David McGarvey
Alan Robertson
Brett Charlton

William B Cowden BS, PhD
Chief Scientific Officer

Bill is Chief Scientific Officer of Pharmaxis, which he co-founded in 1998 to commercialise a promising group of patented compounds with the potential to treat inflammatory diseases and other immune-mediated diseases.

Bill has spent 20 years developing new therapeutic compounds for the treatments of cancer, infectious disease, and inflammatory diseases, including multiple sclerosis, and has developed patented compounds that are licensed to Johnson & Johnson Medical and to Cypros Pharmaceuticals (currently in phase III clinical trials).

He has extensive experience in research, including positions with the Department of Medical Chemistry at the John Curtin School of Medical Research (Australian National University), a Research Fellowship in the same institution, funded by the World Health Organisation in the Department of Experimental Pathology, and with Peptide Technology Ltd (Peptech) as Senior Scientist. Work carried out during Bill's time at Peptech led to the development of compounds that are also in human clinical trials, several of which are licensed to major pharmaceutical companies. One aspect of Bill's research, carried out in collaboration with Professor Ian Ramshaw, has been sold to Auragen/Agracetis and this forms a substantive basis of that company's international patent on DNA vaccine technology.

He was appointed at the John Curtin School as a Senior Research Fellow, in the Department of Cell Biology and Virology. He was consulting scientist to Anutech on a project conducted in collaboration with Progen Industries Ltd and maintains a fractional appointment at the John Curtin School where he is Head of the Immunopathology Research Group. Bill has been a specialist advisor to the TGA and has been an assessor for several prescription drugs currently registered for use in Australia.

Bill received a PhD in Medical Chemistry from the University of Queensland in 1979. He is the co-inventor of 12 patents and author of over 130 scientific papers, and has raised more than $9 million in grants and stipends to support work under his direction.

David M McGarvey BA, CA
Company Secretary and Chief Financial Officer

David has 18 years' experience as Chief Financial Officer of successful Australian-based international technology businesses.

After 10 years with PricewaterhouseCoopers, David joined high technology start-up Memtec Limited as Chief Financial Officer. At that time the company had sales of A$40,000 with 22 employees and a focus on R&D, manufacturing scale-up and application marketing. The next 12 years saw Memtec grow to become a NYSE-listed company with sales of US$243 million and 1,800 employees. As a global business, Memtec's operations and revenues were predominantly based outside of Australia with subsidiaries in North America, Germany, France, the U.K., Italy, Japan and South East Asia. Memtec's growth was attributable to a focused development of the core Australian technology business and more than 10 successful international acquisitions of mature, established filtration businesses.

Following the acquisition of Memtec by US Filter Corporation in late 1997, David remained with the restructured and renamed US Filter Filtration & Separations Group, a business that continued the Memtec growth strategy, achieving global sales to US$415 million and employing 3,150 people by the end of 2001.

David headed the financial and due diligence aspects of US Filter's divestment of FSG, across three separate transactions. Subsequently David worked with the successful bidder to facilitate smooth integration.

David has a Bachelor of Arts (Accounting Major) from Macquarie University. He was admitted to the Institute of Chartered Accountants in Australia in 1981, and the Australian Society of CPAs in 1993.

John F Crapper BSc, MBA
Chief Operations Officer

John has 32 years of manufacturing and operations experience, 17 years of which has been in the pharmaceutical industry. He is formerly Senior Vice-President and General Manager of Memcor International and Managing Director Memcor Australia Pty Ltd (formerly a subsidiary of Memtec Limited).

Memcor Australia houses the international membrane manufacturing operation and the major research and development group for the global organisation. John's role was to manage these operations and a small technical sales and engineering group for the Asian region, including full profit and loss, balance sheet and cash flow management, as well as Board responsibilities for the local legal entity.

During his time at Memcor, John was responsible for establishing the membrane manufacturing operation, including managing the scale-up of new manufacturing equipment and processes from the R&D group, creating full scale production operations and managing the establishment of the QA (Quality Assurance) and ERP systems. Over the 15 years of John's tenure he managed the development and growth of the operations from start-up to a global manufacturing operation with more than 200 people at a large facility producing membranes and filtration modules, 95% of which were exported to the U.S., Europe and Asia.

Prior to this John was Technical Director at Syntex Pharmaceutical's Animal Health division in Australia. John was originally at VR Laboratories, an Australian start-up veterinary pharmaceutical company which after 10 years continuous growth was acquired by Syntex in the early 1980's. John was responsible for formulation development, as well as all manufacturing operations. During this time he was also responsible for construction of a new manufacturing facility including sterile products, tablets, capsules, creams and liquid processes and obtaining TGA/FDA licences.

John has a Bachelor of Science in Applied Chemistry from the University of Technology, Sydney and an MBA from Macquarie University.

8 : Historical Financial Position

Section

The historical results for each of the years ended 30 June 2002 and 2003 set out in section 8.1 below and the audited balance sheet at 30 June 2003 set out in section 8.3 below have been extracted from the Company's financial statements for the year ended 30 June 2003 which were audited by PricewaterhouseCoopers. The Investigating Accountant's Report on the historical financial information is set out in section 9 of this Prospectus. The financial information should be read in conjunction with the assumptions in this section, the risk factors in section 11 and other information contained in this Prospectus.

8.1 Overview of Financial Performance

	2003 $	2002 $
Revenue		
Interest received	284,417	43,456
Grant revenue	975,974	645,533
Rental income	41,441	-
Other	1,617	-
Revenues from ordinary activities	$1,303,449	$688,989
Other expenses from ordinary activities		
Research and development expenses	(1,789,762)	(1,151,212)
Administration expenses	(981,476)	(140,012)
Profit/(loss) before income tax expense	(1,467,789)	(602,235)
Income tax expense/(credit)	-	-
Net profit/(loss)	$(1,467,789)	$(602,235)
Depreciation and amortisation included in expenses		
Depreciation of plant and equipment	169,812	46,829
Amortisation of intangible assets	85,922	83,289
	$255,734	$130,118

8.2 Review of Historical Results

Period from incorporation to 30 June 2002

In the period from incorporation to 30 June 2002 (approximately four years) the Company spent approximately $2.9 million on research and development costs and $200,000 on administration expenses. Government research grants provided funds of approximately $1.6 million in this period and interest income earned on cash balances contributed approximately $100,000 over the period. The balance of funding requirements of $1.4 million was contributed as equity invested by the shareholders.

Year ended 30 June 2003

Revenue increased significantly in 2003 reflecting increased research grant revenue and increased interest revenue, a result of the Company's available funds increasing as discussed below. In addition rental income was received for the first time as a result of a sub-leasing arrangement on the Company leased facilities at Frenchs Forest, NSW.

In 2002, the Company received support from four separate government research grants. The two smaller grants effectively completed at 30 June 2002, the third continuing until 30 September 2002, and the fourth and significantly larger grant continuing through until 30 June 2003. In June of 2003 the Company was awarded a new $3 million Commonwealth R&D Start Grant to assist in the clinical development of Bronchitol for cystic fibrosis. This large grant had an effective start date of 6 March 2003 and $380,000 of this particular grant was recorded as revenue in the period to June 2003. Refer to section 8.5 below for details of the Company's accounting policies in relation to the recognition of grant revenue.

A share placement in August 2002 raised approximately $9.5 million. The cash was invested in bank money market deposit accounts and bank accepted commercial bills, and resulted in the significant increase in interest income in 2003 as noted above.

The significant increase in expenses during 2003 reflects the Company's transition from a 'virtual company' based at the ANU, to a growing organisation with its own dedicated facilities and employees.

On 1 November 2002, the Company leased 1,400 square metres of facilities in Frenchs Forest, NSW providing the Company with clean room manufacturing facilities, laboratory facilities, accounting and administration offices, and space for future expansion. One floor of this facility is currently sublet. Also on 1 November 2002, a small office suite was rented in Canberra as a base for the clinical trial group. In conjunction with the leasing of suitable premises to provide its own base of operations, the Company employed manufacturing, quality control, clinical trial, accounting and administration staff. Over the remainder of the fiscal year the Company installed manufacturing equipment at Frenchs Forest to produce its Bronchitol and Aridol™ products for clinical trials while preparations for the trials commenced.

The manufacturing and administration activities established at Frenchs Forest and the preparation for clinical trials have consequently been the primary reasons for the increase in both administration expenses and the research and development expenses in 2003.



8.3 Pro Forma Consolidated Balance Sheet

The pro forma balance sheet has been adjusted for the minimum $21 million of gross proceeds from the issue of shares under this Offer less estimated costs associated with the issue of $1.7 million, as if these transactions had occurred at 30 June 2003. Refer to Section 4.8 in relation to oversubscriptions.

	Ref	Audited 30 June 2003 $	Effect of the Initial Public Offering $	Pro Forma $
Current Assets				
Cash and bank accepted commercial bills	8.7	7,383,923	19,300,000	26,683,923
Receivables – government research grants		62,582		62,582
Other		84,235		84,235
Total Current Assets		7,530,740	19,300,000	26,830,740
Non-current Assets				
Property, plant and equipment	8.8	1,515,016		1,515,016
Intangible assets	8.9	1,205,000		1,205,000
Other – security deposits		243,800		243,800
Total Non-current Assets		2,963,816		2,963,816
Total Assets		10,494,556	19,300,000	29,794,556
Current Liabilities				
Accounts payable		231,736		231,736
Other liabilities – deferred research grants		318,563		318,563
Provisions		52,697		52,697
Total Current Liabilities		602,996		602,996
Non-current Liabilities				
Provisions		1,499		1,499
Total Non-current Liabilities		1,499		1,499
Total Liabilities		604,495		604,495
Net Assets		$9,890,061	$19,300,000	$29,190,061
Shareholders' Equity				
Share capital		12,804,529	19,300,000	32,104,529
Retained earnings		(2,914,468)		(2,914,468)
Total Shareholders' Equity		$9,890,061	$19,300,000	$29,190,061

8.4 Cash Flow Statements

The table below summarises the Company's historical cash flows for each of the years ended 30 June 2002 and 2003.

	2003 $	2002 $
Cash Flows from Operating Activities		
Research grant receipts from governments	1,290,093	785,716
Payments to suppliers and employees	(2,773,124)	(1,191,765)
Interest received	269,543	43,456
Rental income	45,585	-
Tax paid	-	-
Net cash flows from operating activities	(1,167,903)	(362,593)
Cash Flows from Investing Activities		
Payment for properties, plant and equipment	(1,569,278)	(11,241)
Payment for patents	(83,075)	(25,092)
Net cash flows from investing activities	(1,652,353)	(36,333)
Cash Flows from Financing Activities		
Issuance of shares	9,630,000	-
Transaction costs on share issue	(176,579)	
Cancellation of shares	(101)	
Net cash flows from financing activities	9,453,320	-
Net increase (decrease) in cash held	6,633,064	(398,926)
Cash at the beginning of the financial year	750,859	1,149,785
Cash at the end of the financial year	$7,383,923	$750,859

8.5 Summary of Significant Accounting Policies

The principal accounting policies adopted by the Company are discussed below to assist in a general understanding of the financial information set out in this section. These policies have been consistently applied unless otherwise indicated.

8.5.1 Basis of accounting

The financial information in this section has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia. Some of the disclosure requirements under these Accounting Standards have not been included where the information that would be disclosed is not considered material or relevant to potential investors. The financial information has been prepared in accordance with the historical cost convention.

8.5.2 Operating revenue

Revenues are recognised at fair value of the consideration received net of any applicable taxes.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instruments.

Government research and development grant income is recognised as and when the relevant research expenditure is incurred. When the Company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the Company does not control the income until the relevant expenditure has been incurred.

8.5.3 Research and development costs

Internally generated research and development costs are expensed as incurred.

8.5.4 Inventories

Research and development stores and materials manufactured for clinical trials are expensed as incurred. Raw materials for clinical trials are stated at the lower of cost or net realisable value.

8.5.5 Cash

For purposes of the statement of cash flows, cash includes deposits at call and bank accepted commercial bills which are readily convertible to cash and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

8.5.6 Depreciation of plant and equipment

Items of plant and equipment, including leasehold improvements, are depreciated/amortised over their estimated useful life to the Company, ranging from three years to 10 years using either the straight line or reducing balance method. Assets are depreciated or amortised from the date of acquisition and up to the date of disposal.

8.5.7 Trade and other creditors

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 45 days of recognition.

8.5.8 Wages, salaries and annual leave

Liabilities for wages, salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

8.5.9 Superannuation

The Company contributes to standard defined contribution superannuation funds on behalf of all employees and directors at 9% of employee gross salary.

8.5.10 Employee share options

The value of options granted under share option plans is not charged as an employee entitlement expense.

8.5.11 Long service leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

8.5.12 Intangible assets

Costs of purchase of patent licences and application costs for new patents are capitalised and amortised over the period in which the related benefits are expected to be realised.

8.5.13 Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

8.5.14 Foreign currency translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

8.5.15 Lease payments

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expense in the periods in which they are incurred.

8.5.16 Acquisitions of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

8.5.17 Non-current assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount.

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

8.5.18 Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Any transaction costs arising on the issue of shares are recognised directly in equity as a reduction of the share proceeds received.

8.6 Income Tax

	2003 $
Future income tax benefit not booked:	
Tax losses	776,207
Timing differences	10,675
	786,882

The future income tax benefits will only be obtained if:

i. The Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

ii. The Company continues to comply with the conditions for deductibility imposed by tax legislation, in particular those conditions that deal with the impact of changes in ownership and the business typically associated with the development and funding of new businesses, and

iii. No change in tax legislation adversely affects the Company in realising the benefit from the deductions for the losses.

8.7 Cash and Bank Accepted Commercial Bills

	2003 $
Cash at bank	71,752
Cash on hand	447
Cash on deposit	1,319,508
Bank accepted commercial bills	5,992,216
	7,383,923

Bank accepted commercial bills matured in July 2003 and are rolled over approximately every 30 days. The average interest rate on the bank accepted commercial bills is 4.7%.

8.8 Plant and Equipment

	2003 $
Plant and equipment – at cost	1,644,526
Less: Accumulated depreciation	(224,679)
	1,419,847
Leasehold improvements – at cost	120,264
Less: Accumulated depreciation	(25,095)
	95,169
	1,515,016

8.9 Intangible Assets

(refer to licence agreement summaries in section 12 of this Prospectus)

	2003 $
Patents and licences – at cost	1,511,571
Less: Accumulated amortisation	(306,571)
	1,205,000

8.10 Operating Lease Commitments

	2003 $
Lease commitments	
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:	
Payable no later than one year	351,064
Payable later than one year, not later than five years	699,340
Capital commitments	-
	1,050,404

8.11 Contingent Liabilities

Included in the government research grants received by the Company and discussed in section 8.2 above, are three Commonwealth Government research grants under the R&D Start Grant Program, two of which have now completed. The Commonwealth Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

- the Company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or
- upon termination of a grant due to breach of agreement or insolvency.

The Company continues the development and commercialisation of all three projects funded by the R&D Start Grant.

The total amount received by the Company since incorporation under the Start Grant Program at 30 June 2003 was $2,394,159, of which $313,563 was recorded as deferred research grants liability at 30 June 2003.

The Company has a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

8.12 Share Capital

For details of the share capital and options of the Company, refer to Section 12.2 and 12.3 of this Prospectus.

Section 9: Investigating Accountant's Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of dealer's licence No 11203

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Directors
Pharmaxis Ltd
Unit 2, 10 Rodborough Road
FRENCHS FOREST NSW 2086

26 September 2003

Dear Directors

Investigating Accountant's Report

We have prepared this report on the historical financial information of Pharmaxis Ltd (the Company) for inclusion in a Prospectus dated on or about 26 September 2003 (the Prospectus) relating to the issue of 42 million ordinary shares in the Company with the ability to accept oversubscriptions for a further 8 million ordinary shares (the Offer).

Expressions defined in the Prospectus have the same meaning in this report.

The nature of this Report is such that it should be given by an entity which holds a dealer's licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate dealer's licence.

Background

The Company was formerly known as Pharmaxis Pty Ltd and following conversion to a public company on 5 September 2003 changed its name to Pharmaxis Ltd. The current capital structure of the Company (assuming conversion of the existing preference shares occurs on listing), together with details of the existing Employee Option Plan is set out in Section 12.3 of the Prospectus.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report (the Report) covering the following information:

Historical Financial Information

(a) the historical financial performance of the Company for each of the years ended 30 June 2002 and 30 June 2003; and

(b) the historical statement of financial position as at 30 June 2003 and the pro forma statement of financial position as at 30 June 2003 which assumes completion of the contemplated transactions disclosed in Section 8 of the Prospectus (the pro forma transactions).

(collectively, the Historical Financial Information)

This Report has been prepared for inclusion in the Prospectus. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Financial Information to which it relates for any purposes other than for which it was prepared.

PRICEWATERHOUSECOOPERS

Scope of review of Historical Financial Information

The Historical Financial Information set out in Section 8 of the Prospectus has been extracted from the audited financial statements of the Company, which were audited by PricewaterhouseCoopers who issued an unmodified audit opinion on the financial statements. The Directors are responsible for the preparation of the Historical Financial Information.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the audited financial performance of the Company for the relevant historical period;
- a review of work papers, accounting records and other documents;
- a review of the assumptions used to compile the pro forma statement of financial position;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Company disclosed in Section 8 of the Prospectus; and
- *enquiry of directors, management and others.*

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review statement on Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro forma statement of financial position has not been properly prepared on the basis of the pro forma transactions;
- the pro forma transactions do not form a reasonable basis for the pro forma statement of financial position;
- the Historical Financial Information, as set out in Section 8 of the Prospectus does not present fairly:
  (a) the historical financial performance of the Company for each of the years ended 30 June 2002 and 30 June 2003, and
  (b) the historical and pro forma statement of financial position of the Company as at 30 June 2003.

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by the Company disclosed in Section 8 of the Prospectus.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Company have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or disclosure of interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this Offer other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully

Glen Hadlow
Authorised Representative
PricewaterhouseCoopers Securities Ltd

10 : Report on Intellectual Property

Section

VENABLE LLP

575 7th Street, NW
Washington, DC 20004-1601

Telephone 202-344-4000
Facsimile 202-344-8300

www.venable.com

Pharmaxis Ltd
2/10 Rodborough Road
Frenchs Forest, New South Wales, 2086, Australia
Phone 61 2 9451 5961
Facsimile 61 02 9451 3622

VENABLE LLP
Attorneys at Law

9 September 2003

This report about patents and patent applications in the name of, or licensed to, Pharmaxis Ltd or its predecessors in interest is provided for inclusion in a prospectus to be issued by Pharmaxis Ltd.

Background

Venable LLP is a firm of attorneys that includes members concentrating in the law and practice relating to intellectual property, of which significant number are registered United States patent attorneys and agents. All partners, associates and patent agents of Venable LLP who are involved in patent prosecution matters are registered members of the patent bar of the United States Patent and Trademark Office ("PTO"). A substantial part of the firm's patent practice focuses on pharmaceutical and biotechnology-related inventions. All members of the firm's patent prosecution group who work in the life sciences and chemistry have academic qualifications (Bachelors, Masters or Doctoral degrees) in chemistry or the life sciences, including biochemistry, molecular biology, immunology and the like.

The term "Intellectual property" encompasses a group of rights granted by a government which provide varying degrees of protection of products, processes, designs and trademarks/service marks, in commerce and industry. Patents are a form of intellectual property that covers "inventions" and are granted a quid pro quo in exchange for an inventors' full disclosure of his invention to the public. This report is concerned with patents and patent applications which are the property of, or are licensed to, Pharmaxis Ltd, and which patents concern primarily novel small molecule inhibitors of immunity and inflammation that are useful in treating autoimmune and related diseases and conditions.

Patents represent a monopolistic right granted separately by jurisdiction (generally by country) which grant the patent owner a limited right to exclude others from practicing (making, using, or selling) the patented subject matter throughout the relevant jurisdiction. Patents have a finite term which in many countries of the world runs 20 years from the date of the filing of a complete application, subject to the payment of regular maintenance, renewal or annuity fees. Commercialization of developments, improvements or new uses of patented products and processes by third parties are often subject to the temporary monopoly afforded by the earlier existing patent(s), and require the party wishing to use such developments to obtain a license and pay the patent holder royalties. Remedies to the patent owner for infringement of his patent by a third party, which vary by country, may include money damages, equitable remedies such as injunctions, and bars to importation of infringing goods.

WASHINGTON, DC   MARYLAND   VIRGINIA

The schedule of patents and patent applications provided herein refers to the expiration date of the patent term, which is based on the standard statutory term of the patent monopoly provided in a particular jurisdiction. In the case of certain pharmaceuticals/therapeutic products or medical devices that require regulatory approval prior to marketing and sale, the patent term may be extended in certain jurisdictions by a prescribed period, generally not exceeding five years. Patent term extensions generally relate to pharmaceutical compositions per se or medical devices for which regulatory or marketing approval has been obtained.

Patent rights are obtained by filing a patent application, which includes (1) a patent specification that describes the invention, and (2) claims which define the specific invention to be protected. In the United States, Australia and other jurisdictions, a "provisional" patent application may be filed to establish the "priority date" for the invention disclosed in that application. However, it is not possible to obtain a patent merely on the basis of a provisional patent application, which is never examined. Rather, an associated complete or formal application must be filed within 12 months of the filing date of the provisional application, and this latter application is subjected to examination by the relevant patent office and is either granted or rejected.

In today's patent regime, the filing of a provisional patent application (most commonly in an applicant's home country) serves as a possible first step in obtaining patent rights in countries throughout the world, with each foreign patent application being entitled to claim priority from the initial national (e.g., U.S. or Australian) provisional application. A simplified means for filing multiple international patent applications was created under the provisions of the Patent Cooperation Treaty ("PCT") administered by the World Intellectual Property Organization. The PCT permits the filing of a single international patent application (termed a "PCT application") which must designate a priori the countries in which the applicant may subsequently wish to proceed. At the end of either 20 or 30 months from the earliest priority date, the applicant must file national (or regional, in the case of the European Patent Office and other regional patent offices) patent applications in some or all of those designated countries. Alternatively, or additionally, patent applications may be filed directly in a country of interest within 12 months of the priority date. Under the Paris Convention of 1883, member countries honor a foreign patent application by according it a priority date that corresponds to its priority date in its home country.

A patent application is examined by the patent office of each country (or region) in which it was filed. Subject to the results of the examination, a patent may be granted. Common requirements for obtaining a patent around the world include that the invention be (1) useful or industrially applicable, (2) novel, and (3) not obvious such that an inventive step was involved in its conception. Such requirements are generally judged as of the application's filing date. Novelty in the patent sense is judged in relation to what was known, used or "on sale" on the date the application was filed. The United States patent law (unlike most countries) provides a one year grace period for public disclosure prior to the filing date. Inventiveness, or unobviousness, generally requires a distinct advance over what was previously known. As a consequence, patent protection may not be obtained for trivial or obvious improvements or modifications. Because of differences in the patent laws and examination procedures around the world, the same patent application may result in the granting of different claims in various jurisdictions. In the medical arena, certain countries' laws do not permit patenting methods to treat the human body or to methods of diagnosis that are carried out within the body, although alternative claiming strategies may be available to obtain effective patent protection for such uses. We note also that the order in which various claims appear in a patent or application has no bearing on their commercial importance or enforceability.

Patents and patent applications are assets as property right that, like real property, is capable of sale, transfer, license, recordal of legal interest, and the like. A patent and patent application may be in the name of one or more entities, depending upon whether more than one inventor was responsible for the invention. In most of the world, applications are filed in the name of companies/employers. In the United States, the inventor(s) are the applicants for, and recipients of, patents, but may be required contractually to assign their rights to their respective employers. Generally, absent specific agreement to the contrary, joint patent owners are considered to hold equal undivided interests in a patent.

Pharmaxis Ltd Patents/Patent Applications

Set forth below are details of patents and patent applications licensed to, or owned by Pharmaxis Ltd or its predecessors in interest, Pharmaxis Pty Ltd or Praxis Pharmaceuticals Australia Pty (Ltd). This report relies on the representations of Pharmaxis Ltd with respect to its licenses from third party patent owners as set forth below. We have been advised by Pharmaxis Ltd that it has:

(1) secured a license to intellectual property of Central Sydney Area Health Service relating to the use of mannitol of a certain particle size for assessment of bronchial hyperresponsiveness consistent with active asthma, for monitoring steroid use in asthma patients and for the management of diseases such as cystic fibrosis and bronchiectasis (Patent Family 1, below).

(2) entered into an agreement with ANUTECH Pty Ltd (as agent for and on behalf of the Australian National University) to exclusively license intellectual property of the university in the area of phosphosugars and their analogues as anti-inflammatory agents (Patent Families 2 and 3, below).

In some countries, such as Australia,[1] entitlement as a licensee to an interest in a patent is a "prescribed particular" which must be recorded. In general, if this has not yet been done, it is advisable to record the licenses in each of the countries where patents have been granted, including all of the European validations, as well as in those countries in which applications are still pending, so as to place the fact that Pharmaxis Ltd has an interest in the patents or applications on the official record.

Information concerning the status of patent applications outside the United States is based upon reports provided to us between about 21 June and 8 September 2003, by various corresponding patent firms around the world. Their reports are variously based on inspection of public records and/or databases of their national (or regional) patent offices. Information concerning U.S. patents/applications are based upon search of U.S. patent office records, including assignment recordations, or upon the internal files of Venable LLP for the patent applications of Families 5 and 6, below.

The portfolio of patent and patent application rights listed below is divided by individual patents/applications and, where appropriate, the resultant family of corresponding international patents/applications based on the same priority document.

Other than Family 1, the remaining groups of patents or applications are related to novel compounds of several different classes that share a common effect of suppressing unwanted immune and inflammatory responses. Some of these compounds have been shown to act by inhibiting emigration of immune system cells (T lymphocytes) from the circulation to the tissues where cell-mediated damage is effected. The patents relate further to pharmaceutical compositions comprising these compounds and methods of using these compounds and compositions to inhibit T lymphocyte-mediated immunity and the ensuing inflammatory processes. These methods are applicable to the treatment of diseases such as arthritis, multiple sclerosis and various other autoimmune/inflammatory diseases. Patent Family 1 involves use of mannitol and other compounds for (1) testing airway function in and susceptibility to, asthma, as well as (2) promoting airway clearance, thereby treating conditions that require clearance of excess mucus.

The actual patent claims already granted, or those that may be granted, in each national jurisdiction could vary depending on individual differences in patent laws and regulations.

[1] as we have been informed by our Australian associates

Patent Family 1 – The Use of Inhaled Mannitol

The invention covered by this family of patents and patent applications generally relates to the use of mannitol and other substances in the form of a dispersible dry powder capable of inducing sputum and promoting airway clearance in conditions where clearance of excess mucus would be advantageous. Included is a test of airway function and susceptibility to asthma based on inhaling an effective amount of mannitol or other substance.

Country	Patent/Application No.	Status	Expires
Australia	682756	Granted – 5-Feb-1998	23-Feb-2015
Canada	2183471	Pending • Request for Exam 18-Jan-2002; • Official action 09-Jul-2003; • Response due 09-Jan-2004	23-Feb-2015
Europe (EPO) (designating Austria, Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, UK, Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden)	95910331.8	Pending • 1st Examination report 12-Jun-2003 • Response due 12-Oct-2003)	23-Feb-2015
Japan	7-522021	Pending • Request for examination and amendment filed 21-Feb-2002	23-Feb-2015
Malaysia	PI9603590	Approved – grant fee paid Jun-2003 Awaiting Grant Certificate	23-Feb-2015
New Zealand	281522	Granted	23-Feb-2015
P.R. China	95191808.7	Granted – 05-Dec-2001	25-Feb-2015
Republic of Korea	96-704666	Granted – 16-May-2003	23-Feb-2015
Singapore	34525	Granted – 19-Dec-1997	19-Dec-2015
The Philippines	I-54034	Pending • Allowed - Jun-2003 • Acceptance fee paid; grant expected	23-Feb-2015
USA	5,817,028	Issued – 06 Oct-1998	06 Oct-2015
Vietnam	SC0131/96	Granted – 21 Mar-2002	23-Feb-2015

This series of patents and patent applications are held in the name of Central Sydney Area Health Service and stem from an initial Australian provisional patent application PM4114 filed 25-Feb-1994. Subsequently, complete applications were filed via a PCT application (PCT/AU/95/00086; 23-Feb-1995). Based on the information we have received, maintenance or annuity fees for all these patents and applications have been timely paid, so that the patents and applications are in good standing. See Appendix A for due dates of the next maintenance/annuity payments. Subject to continued payment of these prescribed fees, most of these patents are expected to run for a term of 20 years expiring on 23 or 25 Feb-2015 (see above). Exceptions to this are U.S. Patent 5,817,028 which expires on 06 Oct-2015 and Singapore patent 34525 which expires on 19 Dec-2015.

Pharmaxis Ltd has represented that it has licensed these patents.

Patent Family 2 – Phosphosugar-based anti-inflammatory and/or immunosuppressive drugs

The invention covered by this family of patents and patent applications generally relates to a method for treating inflammatory or immune-mediated conditions in patients by administering a phosphosugar (mainly mannose-6-phosphate and fructose-6-phosphate) as well as oligo- and polysaccharides that contain such phosphosugars. These agents act as antagonists at mannose phosphate receptors by competitive inhibition of the binding of the natural ligand for these receptors. This treatment targets

"delayed hypersensitivity' types of immune reactions and their attendant inflammatory processes, and the patent is directed specifically to the treatment of arthritis, inflammatory diseases of the central nervous system, and the rejection of organ transplants.

Country	Patent No.	Status	Expires
Australia	627500	Granted - 21-Dec-1992	18-Aug-2009[2]
European states:			
Austria	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Belgium			17/18 Aug-2009
France			17/18 Aug-2009
Germany			17/18 Aug-2009
Italy			17/18 Aug-2009
Liechtenstein			17/18 Aug-2009
Luxembourg			17/18 Aug-2009
Netherlands			17/18 Aug-2009
Sweden			17/18 Aug-2009
Switzerland			17/18 Aug-2009
United Kingdom			17/18 Aug-2009
Japan	509079/89	Granted 03-Dec-1999	18-Aug-2009
USA	5,506,210	Issued 09-Apr-1996	09-Apr-2013

This family of patents is owned by The Australian National University ("ANU") and claims priority to Australian Provisional application P19942/88 filed on 19-Aug-1988. Subsequently, complete applications were based on a PCT application (PCT/AU89/00350) filed 18-Aug-1989). Based on the information we have received, maintenance fees for all these patents have been timely paid, so that the patents and applications are in good standing. See Appendix A for due dates of the next *maintenance/annuity payments. Subject to continued payment of these prescribed fees, most of the listed patents are set to* expire on about 17 Aug-2009 (see above). An exception to this is U.S. patent 5,506,210 which is set to expire on 09-Apr-2013.

Pharmaxis Ltd has represented that it has licensed these patents.

<u>Patent Family 3</u> – **Novel phosphosugars and phosphosugar-containing compounds having anti-inflammatory activity**
These patents are for substituted D-mannoside-6-phosphate compounds that have anti-inflammatory activity and their use in treating inflammatory diseases, particularly cell-mediated inflammatory diseases. The patent discloses use of these compounds to suppress experimental autoimmune encephalomyelitis in the rat (a model of multiple sclerosis) and two different types of delayed-type hypersensitivity responses in mice. Issued claims in the U.S. patent cover some of these novel phosphosugar compositions and methods of treating cell-mediated inflammation in a human or non-human mammalian patient by administering these compositions.

Country	Patent No.	Status	Expires
Australia	728393	Granted 26 Apr-2001	17-Oct-2017 (extension may be available)
USA	6,294,521*	Issued 25-Sep-2001	18-Oct-2017

* A number of typographical/printing errors were identified in the printed U.S. patent which errors should not have any substantive impact on its validity. These errors can most likely be corrected by applying for a Certificate of Correction (cost-free if due to PTO errors).

[2] According to our Australian associates, an extension may be available.

The above family of patents are held in the name of the ANU and stem from a priority Australian provisional patent application PO 3098/96 filed 18 October 1996. Based on the information we have received, maintenance or annuity fees for all these patents and applications have been timely paid, so that these patents are in good standing. See Appendix A for due dates of the next maintenance/annuity payments. Subject to the continued payment of these prescribe fees, each of the patents will run for a term expiring on about 17 October 2017.

Pharmaxis Ltd has represented that it has licensed these patents.

Patent Family 4 – Novel compounds and methods

This family of patent applications relates generally to novel phosphotetrahydropyran (mannose-6-phosphate derivatives) compounds and their use in treating diseases that are dependent upon T lymphocyte migration. These compounds were shown to inhibit (a) T lymphocyte migration across rat brain endothelial cell layers in vitro; (b) lymphocyte migration into lymphatic and extralymphatic tissues in vivo; and (c) delayed hypersensitivity-type immune responses and development of T cell-mediated autoimmune disease in vivo in animal models. In particular, the present invention relates to the use of the above compounds in the treatment of T lymphocyte mediated inflammatory diseases in animals and man, such as rheumatoid arthritis, multiple sclerosis, etc.

Country	Application No.	Status	Expires
Australia	2001270356 (formerly 70356/01)	Pending • Awaiting direction to request examination • Examination not yet requested by applicant	11-Jul-2021
Canada	2415214	Pending • Request for examination due 11-Jul-2006	11-Jul-2021
Europe (designating Austria, Belgium, Switzerland/ Liechtenstein, Cyprus, Germany, Denmark, Spain, Finland, France, UK, Greece, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Sweden, Turkey).	01949109.1	Pending • Examination fee paid upon entry; • Awaiting EPO supplemental search report • Will have 6 months from report to confirm desire for examination	11-Jul-2021
New Zealand	523565 (filing date: 05 Jan 2003)	Pending: • Official action pending	11-Jul-2021
USA	10/338,679 (filed: 09 Jan-2003)	Pending • Assignment recorded • Preliminary amendment filed for procedural reasons	11-Jul-2021

This family of patent applications was originally filed in the name of Praxis Pharmaceuticals Australia Pty Ltd, which we are advised, as noted above was predecessor in title of Pharmaxis Pty Ltd and Pharmaxis Ltd. These applications stem from Australian Provisional Patent Application No. PQ8723/00 filed on 11 July 2000. Complete applications were based on a PCT application (PCT/AU01/00831) filed on 11 July 2001. For the U.S. application, Official Filing Receipt notes that this is a "continuation-in-part application, meaning that new subject matter was added at some stage of filing compared to the priority document. Based on the information we have received, for those applications requiring annuities, these have been timely paid, so that these applications are in good standing. See Appendix A for due dates of the next maintenance/annuity payments. Any patents granted from these applications will run for a term expiring on about 11 July 2021, provided that payment of prescribed maintenance fees for the applications (if required), and patents granted therefrom, are timely paid.

We understand that the inventors have yet to assign the Australian application to Pharmaxis Ltd. Also, if not yet done, the change of name from Praxis Pharmaceuticals Australia Pty Ltd to Pharmaxis Ltd should be recorded in each country in which this application has been filed.

Patent Family 5 - Novel phosphotetrahydropyrans and methods

The present invention relates generally to novel phosphotetrahydropyran compounds, primarily derivatives of mannose-6-phosphate, and their use in treating diseases or disorders that are mediated at least in part by T lymphocyte emigration from blood to tissues. These compounds are said to be improved inhibitors as compared to the compounds in Patent Family 4. Pharmaceutical compositions containing these compounds are used in methods to treat T lymphocyte mediated inflammatory and autoimmune diseases in animals and man, including rheumatoid arthritis, multiple sclerosis, acute disseminated encephalomyelitis, psoriasis, Crohn's disease, T cell-mediated dermatitis, stromal keratitis, uveitis, thyroiditis, sialitis or type I diabetes.

Country	Application No.	Status
USA	60/471,716	• Filed 20-May-2003 • Must be filed as complete national or international application by 20 May 2004

This U.S. provisional application was prepared and filed by our firm in the name of Pharmaxis Pty Ltd on 20 May 2003, which will serve as the worldwide priority date for this Patent Family provided that national stage applications and/or an international (PCT) application is filed by 20 May 2004. We are advised that Pharmaxis Ltd will expect Venable LLP to be responsible for future U.S. national stage and international filings. The filing fee was timely paid and the provisional application will lapse on 20 May 2004. The inventors have not yet executed a formal assignment of their rights to Pharmaxis Ltd, but will be asked to do so in due course during the provisional year.

Patent Family 6 - Novel Cannabinoid CB-2 Receptor Agonists and Uses Thereof

This patent application relates to compounds and pharmaceutical compositions comprising novel cannabinoid CB-2 receptor agonists that have a number of biological and pharmacological activities, including bronchial, immunomodulatory and analgesic. These compounds are therefore useful for the treatment of inflammatory conditions, immune disorders and cell proliferative disorders, as well as in pain management, either alone or in combination with known agents for these conditions.

Country	Application No.	Status
USA	60/498,288	• Filed 28-Aug-2003; provisional fee paid • Must be filed as complete national and/or international application by 28-Aug-2004

This U.S. provisional application was prepared and filed by Venable LLP on 28-Aug-2003. This date will serve as the worldwide priority date for this Patent Family provided that national stage applications and/or an international (PCT) application is filed by 28-Aug-2004. We are advised that Pharmaxis Ltd will expect Venable LLP to be responsible for future U.S. national stage and international filings. The filing fee was timely paid and the provisional application will lapse on 28-Aug-2004, one year after its filing date. The inventors have not yet executed a formal assignment of their rights to Pharmaxis Ltd, but will be asked to do so in due course during the provisional year.

General Statements about Patent Status

The status of each of the patents and patent applications listed herein has been verified by reference to records of the various national or regional patent offices, through the use of computer databases and/or manual examination of patent office records, as well as our firm's own records for Patent Families 5 and 6. For non U.S. patents or applications, we have obtained information directly from firms of patent attorneys in the relevant countries, in some cases the firm responsible for a particular patent or application in its jurisdiction, or from the Australian firm overseeing the worldwide patent prosecution.

In certain patent offices, a third party opposition to a granted patent is available, and/or third party observations may be filed during the course of examination (which is laid open to the public). We are advised that none of the above granted patents are known to have been involved in such proceedings. We are further advised by associates in the various countries that none of the granted patents have been involved in legal proceedings in courts of the relevant jurisdictions.

During examination, a separate "divisional" patent application may arise from a single "parent" application as a result of a formal requirement[3] of examination to split the claims into two or more separate applications (e.g., one for compositions, another for methods). A patent from such a divisional application results in the grant of a separate patent right for the particular embodiments claimed therein. We are not aware that any divisional or "continuation" applications (which would also be based on the same underlying specification as the applications/patents listed above) are currently pending. Such applications could result in the granting of patent claims not only to additional embodiments, but possibly to broader claims covering the same embodiments.

Change of Corporate Name

We are advised that Pharmaxis Ltd ceased doing business as Pharmaxis Pty Ltd and changed it name to Pharmaxis Ltd on September 5, 2003. This change of name remains to be formally recorded in respect of the relevant patents and patent applications which were either owned by or licensed to Praxis Pharmaceuticals Australia Pty Ltd or Pharmaxis Pty Ltd. These are formal, procedural steps that, once taken, would not be expected to compromise the validity or standing of any of the foregoing patents or patent applications in any jurisdiction.

Patentability, Patent Validity and Infringement of Third Party Rights

It should be noted that the patent applications listed above that are not labeled as "granted" or "issued" remain pending. There can be no assurance that any or all of these applications will result in the grant of a patent after examination (for novelty, inventive step or otherwise) in the particular patent office. Further, there can be no assurance that any claims granted in these applications will have the scope of the originally filed claims or the pending claims.

In addition, there can be no assurance that any of the already granted patents, or any new patent granted on any of the above applications,[4] will be valid or enforceable in the particular country in which it was granted, or that the scope of protection provided by any granted patent will be identical to the scope of (a) the invention disclosed in the application as filed, or (b) claims granted in a corresponding application in a different jurisdiction.

There can be no assurance that the patents as granted, even if valid, will adequately cover any commercial product or process made or sold by Pharmaxis Ltd or its licensees or sublicensees.

There can be no assurance that practice of any aspect of the foregoing patents in any jurisdiction will not infringe the patent rights of third parties who may have (a) dominating patents to the Pharmaxis Ltd products or methods, or (b) patents that cover a part or all of the production processes that Pharmaxis Ltd or its licensee deems most advantageous to employ in manufacturing the patented products.

Independence

Venable LLP currently acts as patent attorneys in relation to two of the applications noted above (Patent Family 5 and 6), and has prepared this report for inclusion in the Pharmaxis Ltd prospectus based on available information. Venable LLP will be paid its usual professional fees for the preparation of this report.

Venable LLP
Dr Shmuel Livnat
Partner

[3] which may differ among different jurisdictions

[4] or patents granted on divisional or continuation application derived from these applications

Status of Maintenance Fee/Annuity Payments[5]

Patent Family 1

Country	Patent/Application No.	Last fee paid	Next Annuity/Maint. Fee due
Australia	682756	30-Jan-2003	23 Feb-2004
Canada	2183471	23-Feb-2003	23-Feb-2004
European Patent Office	95910331.8	28-Feb-2003	29-Feb-2004
Japan	7-522021	N/A	after grant
Malaysia	PI9603590	Grant fee – Jun-2003	begins after Grant Certificate
New Zealand	281522	18-02-2002	23-02-2005
Peoples Republic of China	95191808.7	Not known	25-05-2004
Republic of Korea	96-704666	16-May-2003	16-May-2006
Singapore	34525	23-Feb-2003	23-Feb-2004
The Philippines	1-54034	[Acceptance fee, June 2003]	**undetermined**
USA	5817028	21-Mar-2002	06-Oct-2005 – 06-Apr-2006
Vietnam	SC0131/96	Paid through 23-Feb-2004	23-Aug-2003 – 23-Feb-2004

Patent Family 2

Country	Patent No.	Last fee paid	Next Annuity/Maint. Fee due
Australia	627500	15-May-2002	18-Aug-2003-18-Feb-2004
European Patent Office (granted in Austria, Belgium, France, Germany, Italy, Luxembourg, Sweden, Switzerland/Liechtenstein, Netherlands0, UK)	0429522	18-Aug-2002 in all countries	Aug-2003
Japan	509079/89	27-Nov-2002	03-Dec-2003
USA	5,506,210	08-Oct-1999	09-Apr-2003 – 09-Oct-2003

Patent Family 3

Country	Patent No.	Last fee paid	Next Annuity/Maint. Fee due
Australia	728393	22-Jul-2002	17-Oct-2003
USA	6,294,521	n/a	27-Sep-2004 to 27-Mar-2005

[5] not yet applicable for Patent Family 5 and Patent Family 6

Patent Family 4

Country	Application No.	Last fee paid	Next Annuity/Maint. Fee due
Australia	2001270356	n/a	1st annuity: 11-Jul-2006
Canada	2415214	11-Jul-2003	11-Jul-2004
European Patent Office	01949109.1	Feb-2003	31-Jul-2004
New Zealand	523565	filing fee	after grant
USA	10/338,679	filing fee	after grant

11 : Investment Risks

Section

Introduction

Potential investors should be aware that an investment in the Company involves various risks. The Company's business activities are subject to risk factors both specific to its business activities and those of a general nature. If any of the risks associated with the Company occur, the Company's business, results of operations, financial condition and prospects could be materially and adversely affected, which could result in the loss of all or part of your investment. Some of these factors can be mitigated by appropriate commercial action, but many are outside of the control of the Company and cannot be mitigated. In addition, potential investors should be aware that the value of the Company's securities on the ASX may rise and fall depending on a range of factors that affect the market price of securities. These include local, regional and global economic conditions and sentiment towards equity markets in general.

The Company is at an early research and development stage, with no pre-tax profit. Any profitability in the future will be dependent on the successful research, development, manufacture, sales and marketing of the Company's products. The Shares issued under this Prospectus carry no guarantee with respect to the profitability, the payment of dividends, return of capital or the price at which the Shares may trade on the ASX.

The Shares being issued under this Prospectus should be considered speculative given the current stage of development of the Company.

Potential investors should carefully consider these risk factors, together with the other information in this Prospectus and seek their own professional advice in relation to the risks associated with an investment in the Company and should make their own assessment as to whether to invest in the Company. The principal risk factors applicable to the Company include, but are not limited to, the following

Pharmaceutical industry

The ability of the Company to research, develop, manufacture and market a pharmaceutical product will depend on a number of critical factors including, in particular:

- the ability of the Company to raise further capital in addition to the Offer to fund the continued research and development of the Company's projects;
- the success of the Company's research and development;
- prompt regulatory approval of the Company's products;
- the Company's ability to manufacture and market its products;
- achieving and maintaining necessary approvals for the manufacturing facilities; and
- the success of sales and marketing and adequate market uptake of the Company's products.

Pharmaceutical research and development

Pharmaceutical research and development involves long lead times and is costly. In addition, there is no guarantee that:

- the Company's research and development activities will be successful;
- each phase of the clinical trials will be successful in showing efficacy and clinical utility;
- that the required regulatory approvals will be obtained in the jurisdictions in which the Company wishes to market its products;
- the Company's products will be capable of being produced in commercial quantities at an acceptable cost;

- any products, if introduced, will achieve market acceptance; and
- that the cost of the products will be reimbursed by government or health maintenance organisations at an acceptable level.

As a result, significant monies invested and management time may be rendered unproductive and worthless. However, in respect of Bronchitol and Aridol™, the Directors believe that much of the risk in the research of these products is reduced as much of the initial research on these projects has already been successfully carried out. The products that are at an earlier stage of research, development and testing pose a higher degree of risk than those products that are more advanced. The Company has not yet completed the development of any pharmaceutical products, nor has it developed a pharmaceutical product through to commercialisation.

Pharmaceutical manufacturing, marketing and sales

The Company is required to obtain raw materials for the production of certain of its products. The inability of the Company to secure the raw materials at a commercially acceptable price may have a material effect on the Company.

If approved for commercial production, the Company will either need to outsource the manufacturing of the products or upgrade its existing manufacturing facility or build or obtain access to a suitable manufacturing plant for commercial production. The Company's existing manufacturing facilities are unlikely to be adequate for large scale production of the Company's products. If the Company decides to build or acquire a suitable manufacturing facility, then the Company may be exposed to a number of costs and undetermined risk factors. It is anticipated that the cost of establishing or acquiring such a facility would be significant. If the Company chooses to outsource the production of its products, the Company will have a lesser degree of control over the production of the product and may be subject to increases in the unit cost of production. There may also be additional occurrences outside the control of the Company that may prevent or interfere with the production of the Company's product for trials or sale.

The market's acceptance of the Company's products is uncertain. These uncertainties can be caused by difficulties in marketing any of the Company's products including problems with market acceptance associated with price, or the claims that can be made about the product and other competitive products. If approved for marketing, there can be no assurance that the Company's products will be successful in the market or that the Company will receive any profits from the sale of its products.

The failure to obtain the support of key respiratory clinicians and patient support foundations may make it more difficult to market the Company's most developed products which as a result could have a material adverse effect on the Company.

The Company may be required to enter into additional commercial agreements with others to manufacture, market and sell the Company's products. There can be no assurance that the Company will be able to enter into any such additional commercial agreements on acceptable terms, if at all. Furthermore, there can be no assurance that any third parties would perform their obligations under any such agreement and comply with any regulatory requirements or requirements imposed by the Company. If the Company is not able to enter into additional commercial agreements it could encounter delays in the development, manufacture or sale of the Company's products.

Regulatory approvals

The approval process for new products is likely to take many years and will involve substantial expenditure by the Company. In addition, the regulations may change and additional regulations may be imposed that could delay or prevent the approval of the Company's products.

The Company and its products are subject to complex Australian and international legislation and regulations, which are subject to change. These regulations create uncertainty as to whether the Company will be able to market its pharmaceutical products. There can be no assurance that regulatory approvals will be provided for a product. Delays, or failure to obtain regulatory approval for a product in Australia and other international markets is likely to have a material adverse effect on the financial performance of the Company.

The Company is subject to ongoing regulatory restrictions. There can be no assurance that additional regulations and legislation will not be enacted to which the Company and its agents will be required to comply. Such additional regulations and legislation can impose significant unanticipated cost burdens on the Company that may have a material adverse effect. Furthermore, the Company will be subject to ongoing regulatory requirements that may impose restrictions on its products, the manufacture of its products or the Company including the recall or withdrawal of the products from the market.

GMP compliance

The ability of the Company to offer its products for clinical trial or for sale and marketing depends on licences being maintained and the Company receiving favourable audit reports from the regulatory authority of the country in which the products are being offered for sale. Receipt of an unfavourable audit can impose unbudgeted cost burdens that may have a material adverse effect on the ability of the Company to conduct its business. In extreme cases the Company may have its licence revoked which would prevent the Company from offering any of its products for sale.

Technological developments

The pharmaceutical industry is characterised by change, evolving industry standards, frequent introduction of new products and services, continuing advances in technology and changes in customer requirements and preferences. A failure by the Company to secure a leading market position for its products and adapt to these changes could lead to a loss of market opportunities and adversely impact on the Company's operating results and financial position. No assurance is given that technological developments will not cause the Company's technology to be rendered obsolete or non-competitive.

Competition

The Company conducts business in a highly competitive industry in which there are a number of well established competitors that have substantially greater financial resources, sales and marketing organisations, market penetration and research and development capabilities, as well as broader product offerings and greater market presence and name recognition. The Company's business is risky, but this risk is increased in such an industry with such competitors.

There can be no assurance given in respect of the Company's ability to compete in the competitive markets in which it operates. Amongst other things, competition will affect the Company's ability to obtain and sustain proprietary rights to technology, marketing, sales and distribution of products and developing products for existing and new markets. No assurances can be given that the actions of existing and future competitors will not have material adverse effects on the Company's ability to implement its business plan and on the Company's operating and financial performance. Competition and new technologies can reduce product prices and profit margins and decrease the financial value of products or research projects and render costly research and development obsolete.

Patents and proprietary rights

The ability of the Company to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties is an integral part of the Company's business. Competition in obtaining and sustaining protection of technology and the complex nature of technologies can lead to patent disputes. In addition, the granting of a patent does not guarantee that the rights of others are not infringed or that competitors will not develop technology to avoid the patented technology. There can be no assurance that any patents which the Company may own or control will afford the Company commercially significant protection of its technology or its products or have commercial application.

The Company will pursue both its existing and all future patent applications. No guarantee can be given that the patents will be granted nor does the grant of a patent guarantee that the patent concerned is valid or that the technology (patented or otherwise) does not infringe the rights of others.

The Company licenses some of its intellectual property. There can be no assurance that any third party will abide by and perform their obligations under any such agreement. There is also a risk that the licences may be terminated in the event of breach. The risks in relation to patents referred to above are also applicable to the patents which the Company licenses.

Risks associated with the Company's patents are also set out in the Report on Intellectual Property in section 10 of this Prospectus.

Healthcare funding

The Company's business may be adversely affected by changes to the healthcare reimbursement regimes in Australia and international jurisdictions.

Reimbursement

The level of commercial benefit from the sales of its products will to a large degree be dependent on the ability of the Company to negotiate and obtain appropriate levels of reimbursements from governments on the cost of the Company's products.

Key personnel

The key personnel employed by the Company have a high degree of expertise and the Company is reliant on their continued service to maintain and develop its business. The loss of a key employee or the inability to recruit and retain high calibre staff to manage future anticipated growth could have a material adverse effect on the Company. The additions of new employees and departures of existing employees, particularly in key positions, can be disruptive and could also have a material adverse effect on the Company.

Product liability or other claims

The Company's business activities could result in claims against the Company including product liability claims from research and development, clinical trials, manufacturing, marketing and use of the Company's products. The Company attempts to reduce the risk of some of these losses through disclaimers and liability limitation clauses. However, the Company may not have obtained adequate legal protection in all instances. The Company will also seek to maintain adequate product liability insurance. However, adequate insurance coverage may not be forthcoming and any insurance coverage may not be adequate and any product liability claim for damages could be substantial. There can be no assurance that adequate or necessary insurance coverage will be available at an acceptable cost or in sufficient amounts. In the event of product liability claims, insufficient insurance coverage could have a material adverse effect on the Company's results of operations and financial condition.

If there is a problem that is attributable to the Company's products or services, the market perception of the effectiveness of the Company's products and services could also be harmed.

Business strategy

If the Company undertakes any acquisitions of businesses or technologies, it may face a number of difficulties in integrating those new businesses or technologies. The Company may be unable to obtain financing for acquisitions on favourable terms or at all. The Company may finance its activities through the issuance of additional shares that could dilute the ownership interests of the Company's existing shareholders. The Company's business strategy may introduce new risks and prove to be disruptive and divert management resources.

Additional funding requirements

The continued research and development, manufacturing, marketing and sales is dependent on the Company's ability to obtain funding over a long period of time. It is difficult to predict the level of funding required with accuracy and additional development costs may arise which are not currently contemplated by the Company. The continued development of the Company's business is dependent on the Company's ability to obtain necessary financing through additional debt or equity funding. There is no assurance that additional funding will be available or can be secured on acceptable terms. If funds are not available, there will be a material adverse effect on the Company's business.

Government assistance

The Company has received government assistance in various forms of funding and incentives to assist in the undertaking of research and development. The continuance of this funding cannot be assured. The terms of the R&D Start Grant provide that the grant money may be repaid in certain limited circumstances if the Company is in breach of the agreement.

Share market risk

There are a number of risks associated with a stock market investment. The market price of the Shares may be subject to general movements in local and international stock exchanges, economic conditions and interest rates. The Shares may trade at a price above or below the Offer Price depending on a range of factors including the performance of the market generally, the performance of the pharmaceutical sector of the market, market perceptions of the Company and the performance of the Company generally.

Income and capital risk

No assurances can be given in relation to the future earnings or working capital requirements of the Company. Changes in inflation rates, exchange rates, taxation or other legal regulations or government policies may negatively impact on the revenue generating capacity and future profitability of the Company. This investment is speculative in nature and the Company, its officers or any other person do not guarantee any returns from that capital. The speculative nature of the investment poses a risk that no income will be generated and capital may be lost. It is likely that the Company will record losses and is unlikely to pay a dividend for a number of years.

Other risks

The Directors of the Company have attempted to address relevant risks. However, there are other factors which are not specific to the Company, which may impact on the Company, including:

- government economic policies;
- interest rate charges;
- taxation policies;
- inflation rate changes;
- business confidence and consumer sentiment;
- changes in investors' attitudes towards pharmaceutical companies;
- the state of world stock markets; and
- the state of the Australian economy and global economies.

Section 12: Additional Information

Incorporation

The Company was incorporated on 29 May 1998 and is registered in the Australian Capital Territory.

Year end date

The Company's financial year end is 30 June each year.

Company tax status

The Company will be taxed as an Australian public company limited by shares.

Board of the company

The current board of Directors of the Company consists of five non-executive Directors and two executive Directors.

- Denis Hanley is the non-executive Chairman who was appointed on 24 October 2001.
- Alan Robertson is the Chief Executive Officer who was appointed on 25 July 2000.
- Brett Charlton is the executive Medical Director who was appointed on 1 June 1998.
- Carrie Hillyard is a non-executive Director who was appointed on 28 August 2002.
- Charles Kiefel is a non-executive Director who was appointed on 2 May 2003.
- Malcolm McComas is a non-executive Director who was appointed on 4 July 2003.
- Brigitte Smith is a non-executive Director who was appointed on 22 October 1999.
- David McGarvey is the Company Secretary who was appointed on 6 December 2002.

Audit Committee

The audit committee of the Company comprises Charles Kiefel (as chairperson), Malcolm McComas and Denis Hanley.

Remuneration Committee

The remuneration committee of the Company comprises Carrie Hillyard, Brigitte Smith and Denis Hanley.

Scientific Advisory Board

The scientific advisory board comprises Sandra Anderson, Norbert Berend, Malcolm Fisher and Richard Morgan.

Corporate governance

The Company has or will adopt appropriate corporate governance policies and practices as provided by the Listing Rules and the principles of the ASX Corporate Governance Council (as applicable and appropriate for the Company). The Company will adopt a share trading policy which, amongst other things, provides that the Directors and employees of the Company may not trade the securities of the Company in the 30 days prior to the announcement of the Company's half year and full year financial results.

12.1 Constitution and Share Rights

On the issue and allotment of Shares under this Prospectus there will be only one class of Shares and all will rank equally. The Shares issued under this Prospectus will be fully paid Shares. Detailed provisions relating to the rights attaching to Shares are set out in the Company's constitution and the Corporations Act.

On the issue and allotment of Shares under this Prospectus, the Company's constitution will be of the kind usually adopted by a public company listed on the ASX. The following is a broad summary of the key provisions in the constitution and the rights attaching to Shares.

General meetings

Each shareholder is entitled to receive notice of and be present, to vote and speak at general meetings of the Company.

Voting rights

At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid Share on a poll, except in respect of each partly paid share held by a shareholder, where the shareholder has a fraction of a vote for each partly paid share they hold. This is subject to any other rights or restrictions which may be attached to any Shares.

Dividend rights

Subject to any special rights or restrictions attached to a Share, each holder of a fully paid Share will participate in all dividends declared after their issue and rank equally with all existing Shares.

Dividends are declared by the board of Directors at its discretion and, subject to any special rights, are payable on all Shares in proportion to the amount of capital for the time being paid up or credited as paid up on those Shares.

Rights on winding up

Subject to any special rights and restrictions attached to Shares, on a winding up any surplus must be divided among the shareholders in the proportion that the amount paid up on the shares bears to the total amount paid up on all shares on issue. Subject to any special rights and restrictions attached to shares, on a winding up, a liquidator of the Company may, with the sanction of a special resolution of shareholders, divide among shareholders the whole or any part of the property of the Company and may decide how to distribute the property as between the shareholders.

Transfer of shares

Subject to the constitution of the Company, the Corporations Act, the Listing Rules and any escrow arrangements, generally, shares are freely transferable.

Future changes in capital

Subject to Listing Rules and the constitution of the Company, the board of Directors may issue, grant options over, or otherwise dispose of shares on such conditions, at such times and with the preferred, deferred or other special rights or restrictions as the Directors think fit Subject to the Corporations Act and the Listing Rules, the Company may by resolution, consolidate and divide its share capital or reduce its share capital and buy back its shares.

Variation of rights

The Company may only vary or cancel the rights attaching to any class of shares, or convert shares from one class to another, by a special resolution of the Company and a special resolution passed at a meeting of the holders of shares in that class or the written consent of shareholders with at least 75% of the votes in that class.

Proportional takeover

The constitution of the Company contains a proportional takeover provision which may be renewed from time to time in accordance with the Corporations Act.

Copy of constitution

A copy of the constitution of the Company may be inspected at the registered office of the Company during normal business hours by appointment with the Company Secretary.

12.2 Employee Option Plan

The Company adopted an Employee Option Plan in 1999 which was amended in 2003. The objective of the Employee Option Plan is to assist in the recruitment, reward, retention and motivation of employees of the Company. The Directors believe this is important for the long-term development of the Company. The Company currently has on issue 10,184,000 options under the Employee Option Plan. The following table sets out details of the existing employee options currently on issue. To satisfy the admission requirements of the Listing Rules, the ASX has provided in principle advice that it will grant the Company a waiver in respect of the options with an exercise price below $0.20. Following is a summary of the material terms and conditions of the Employee Option Plan, by expiry date.

Numbers of options	Number of options which have vested	Exercise price $	Expiry date
2,400,000	2,400,000	0.1250	30/11/2009
384,000	288,000	0.1250	30/06/2010
96,000	72,000	0.1250	31/12/2010
160,000	80,000	0.1250	30/11/2011
640,000	640,000	0.3125	30/08/2011
4,640,000	1,880,000	0.3125	30/06/2012
480,000	-	0.3125	30/11/2012
224,000	-	0.3125	30/04/2013
200,000	-	0.3125	03/07/2013
960,000	-	0.3125	30/06/2013
10,184,000	5,360,000		

Eligibility

The Directors, the Chief Executive Officer of the Company and the Remuneration Committee may offer options over ordinary Shares to any person considered by the board of Directors to be an employee of the Company and its subsidiaries, including executive Directors and non-executive Directors.

Entitlement

Each option issued under the Employee Option Plan entitles the holder to subscribe for one fully paid Share. When issued, each Share will rank equally with all other Shares then on issue.

Issue of options

Subject to the Corporations Act and Listing Rules, the Directors determine the issue price for the options and the terms and vesting conditions of the options.

Exercise of options

Any exercise conditions determined by the Board must be satisfied before the employee options vest and become exercisable. The employee options may only be exercised in accordance with the Corporations Act and the Listing Rules. Options typically vest over a four year period subject to employee performance.

Lapse of options

The employee options lapse on such date as determined by the board of Directors at the time the employee options are granted or on termination of employment with the Company and in certain other specified instances. Lapse occurs either immediately on termination or after a period of time.

Exercise price

Subject to the Listing Rules, the exercise price of the employee options will be the amount determined by the board of Directors at the time of granting the employee options.

New issues, bonus issues, rights issues and capital reorganisations

The impact on the employee options as a result of new issues, bonus issues, rights issues and capital reorganisations will be dealt with in accordance with the Listing Rules.

Restrictions on issue

The maximum number of employee options that may be granted under the Employee Option Plan is limited to the lesser of 15% of the total number of Shares on issue or such other number as is consistent with the Listing Rules and the Corporations Act.

No transfers

Except by transmission on death or with the prior written consent of the board of Directors employee options may not be transferred, encumbered, assigned or otherwise disposed of.

Voting

Subject to the Listing Rules and the Corporations Act, the employee options do not confer:

- a right to notices of general meetings, except as may be required by law;
- a right to attend or speak at general meetings of the Company; and
- a right to vote at any such general meetings of the Company.

Amendment

The board of Directors may amend the Employee Option Plan at any time in accordance with the Employee Option Plan and the Listing Rules.

12.3 Control of the Company

On the issue and allotment of Shares under this Prospectus, the ownership interests of the Company's existing shareholders will be as set out in the tables below. The first table includes the effect of the firm commitments of existing shareholders, Directors and management to acquire 12,000,000 Shares in the Offer (and the effect of a total of 450,000 Shares that certain shareholders will receive from the Underwriter in lieu of fees).

	Pre Offer	%	Post Offer	Approximate %
Shares held by existing shareholders, Directors and management	58,016,000	100%	70,466,000	70%
Shares held by new shareholders	–	–	29,550,000	30%
Total number of Shares	58,016,000	100%	100,016,000	100%

The following table includes the total number of Shares on issue and the effect of the exercise of the 10,184,000 million options already on issue.

	Pre Offer	%	Post Offer	Approximate %
Total number of Shares	58,016,000	85%	100,016,000	91%
Existing options	10,184,000	15%	10,184,000	9%
Total diluted share capital	68,200,000	100%	110,200,000	100%

Notes to the above tables:

(i) At the date of this Prospectus the Company has preference shares on issue. These preference shares convert automatically to the number of Shares detailed above on the issue and allotment of Shares under this Prospectus. The table assumes the conversion of all preference shares to Shares.

(ii) Certain existing shareholders, Directors and management of the Company have entered into firm commitment agreements to subscribe for 12,000,000 Shares under the Prospectus. Section 12.6.3 of this Prospectus details the commitments made by the Directors and the vehicles associated with those Directors. The acquisition of Shares by existing shareholders, Directors and management of the Company is included in 'Post Offer' calculations above. The table includes the impact of an aggregate total of 450,000 Shares that certain shareholders receive from the Underwriter in lieu of certain fees (more fully described in section 12.6.4).

(iii) The Company plans to issue the new Shares pursuant to this Prospectus. Accordingly, the persons who are ultimately to be allotted Shares are to be determined by the Company after considering Applications received. For the purposes of the above calculation it has been assumed that none of the Company's existing shareholders, Directors and management (other than those referred to in Note (ii)) subscribe for Shares in the Offer. If the Company's other existing shareholders, Directors and management subscribe for Shares pursuant to the Prospectus, the above figures will change accordingly.

(iv) Excludes shares issued by way of acceptance of oversubscriptions.

Substantial shareholders in the Company as at the date of this Prospectus:

Beneficial shareholder	Number of Shares
The Australian Bioscience Trust	19,200,000
Praxis Pharmaceuticals Inc	11,200,000
Mooroolbark Technology Pty Ltd	7,520,000
CM Capital Investment Trust No 3	7,200,000
Bioscience Ventures II	6,400,000
The Australian National University	3,200,000
Australia Venture Capital Fund L.P.	2,400,000

Notes:

(i) The table assumes the conversion of all preference shares to ordinary Shares which occurs automatically on the issue and allotment of Shares under this Prospectus.

(ii) The Australian Bioscience Trust, Bioscience Ventures II, CM Capital Investment Trust No 3 and Australia Venture Capital Fund L.P. through their respective trustees, managers and general partners have given firm commitments to subscribe for an aggregate total of 10,000,000 new Shares under the Prospectus, as detailed in section 12.6.3 of this Prospectus. These shareholders will also receive a cumulative total of 450,000 Shares from the Underwriter in lieu of fees, as detailed in section 12.6.4 of this Prospectus.

(iii) The interests of Directors in these entities is set out in section 12.6.3 of this Prospectus.

Restricted securities

The ASX may, as a condition of granting the Company's application for official quotation of the Shares, classify certain existing Shares and options or both as restricted securities. If so, prior to the official quotation of the Shares, the holders of restricted securities will be required to enter into a restriction agreement. The Directors expect that the escrow arrangements will prohibit the transfer of effective ownership or control of some or all of the Shares and options held by existing shareholders and optionholders of the Company for a period of up to 24 months from the date of quotation of the Company without the holders of those Shares and options first obtaining written consent of the ASX to the transfer. The Directors anticipate that up to 28% of the Company's securities will be regarded as restricted securities and subject to escrow for a period of 24 months (however this figure is subject to the discretion of ASX and may be higher or lower).

Voluntary escrow arrangements

In addition to the escrow arrangements required by the Listing Rules, all Directors and management of the Company and all shareholders whose Shares held prior to this Offer represent greater than 5% of the then issued share capital of the Company, have entered into voluntary restriction agreements agreeing not to transfer effective ownership or control of any of their Shares held prior to the Offer (or if the Listing Rules escrow requirements apply to that shareholder, to the balance of their Shares held prior to the Offer that are not subject to the Listing Rule escrow requirements) for a period of six months from the date of quotation of the Shares on the ASX. The restrictions do not otherwise restrict the rights attaching to the Shares (including voting rights and the right to attend general meetings). The restrictions will not preclude the relevant shareholders from accepting a takeover offer where holders of at least 50% of the bid class of securities (that are not subject to escrow) have accepted the offer and also to enable the Shares to be transferred or cancelled as part of a merger by way of scheme of arrangement. In relation to a takeover offer, the release from escrow would be conditional on the restrictions being reapplied if the takeover bid does not become unconditional. The Directors anticipate that the cumulative affect of the mandatory ASX and voluntary escrow arrangements is that up to 57% of the Company's securities will be subject to escrow arrangements in the six months from the date of quotation of the Shares on ASX (however this figure is subject to the discretion of ASX and may be higher or lower).

The entry into the restriction agreements described above may give the Company a 'relevant interest' in the securities for the purpose of the Corporations Act. The Company has sought relief from ASIC from the Corporations Act to ensure that the Company does not acquire such relevant interest as a result of those restriction agreements.

12.4 Material Contracts

The following are a summary of the key terms of the Company's material contracts. The summaries do not purport to contain the actual contractual terms entered into by the Company.

12.4.1 Underwriting agreement between the Company and Wilson HTM dated 26 September 2003

The Company and the Underwriter have entered into an agreement for the underwriting of the 42 million Shares under the Offer not including oversubscriptions.

Commission and expenses

The Company has agreed to pay the Underwriter:

- a retainer of $25,000;
- a management fee equal to 1.5% of the total funds raised under the Offer of the 42 million Shares (exclusive of any GST) being $315,000;
- a commission equal to 4.5% of the total funds raised under the Offer of the 42 million Shares (exclusive of any GST) being $945,000;
- an underwriting commission equal to 6% (exclusive of any GST) of all oversubscriptions accepted by the Company; and
- reimbursement of all outgoings, costs and expenses reasonably incurred by the Underwriter in connection with the Offer.

The Underwriter must pay all sub-underwriting fees, brokerage or other fees payable to sub-underwriters, brokers, licenced dealers in securities and investment advisors arising as a result of the issue of Shares under the Offer.

Termination

The Underwriter may terminate its obligations to satisfy a shortfall under the agreement by notice to the Company at any time prior to the date on which the Shares are issued and allotted under the Offer as a result of any one or more of the following events:

- approval by the ASX for the admission of the Company to the ASX is refused or not granted earlier than two days before the Closing Date or if approval is granted, such approval is subsequently withdrawn;
- the S&P ASX 200 Health Care Index is at any time prior to issue and allotment of the Shares more than 12.5% lower than the level of the index on the close of the trading on the business day before the date of the Underwriting Agreement;
- the NASDAQ Biotechnology Index is at any time prior to issue and allotment of the Shares more than 12.5% lower than the level of the index on the close of the trading on the business day before the date of the Underwriting Agreement;
- a materially adverse change occurs in the assets, liabilities, financial position or performance, profits, losses or prospects of the Company;
- any circumstance arises that results in the Company either repaying money to Applicants or offering Applicants an opportunity to withdraw their Applications and be repaid their Application Money (other than to Applicants whose Applications are not accepted in whole or in part);

The ability for the Underwriter to terminate its obligations to satisfy a shortfall are qualified by the requirement that the Underwriter must believe, on reasonable grounds, that the relevant termination has, or is likely to have a materially adverse effect on the outcome of the Offer or could give rise to a material liability for the Underwriter under any law or regulation. These qualified events of termination include:

- a statement contained in the Prospectus is misleading or deceptive, a matter is omitted from the Prospectus, the issue of the Prospectus is misleading or deceptive, or any other information supplied to the Underwriter by the Company (including the due diligence report associated with this Offer) is false, misleading or deceptive;
- any material adverse change or disruption occurs in the existing financial markets, political or economic conditions of Australia, Japan, the United Kingdom, the U.S. or in the international financial markets or any material adverse change occurs in national or international political, financial or economic conditions, in each case the effect of which is that, in the

reasonable opinion of the Underwriter reached in good faith after consultation with the Company, it is impracticable to market the Offer or to enforce contracts to issue and allot the Shares or that the success of the Offer is likely to be adversely affected;

- the Prospectus does not contain all information required by the Corporations Act;
- the Company fails to lodge a supplementary or replacement prospectus in a form acceptable to the Underwriter in circumstances where the Company is prohibited by the Corporations Act from offering the Shares without further disclosure;
- the termination or material amendment of any material contract of the Company;
- there is an outbreak of hostilities political or civil unrest (whether or not war has been declared), or a major escalation in existing hostilities political or civil unrest occurs, involving any one or more of Australia, New Zealand, the U.S., the United Kingdom, any member state of the European Union, Japan, Indonesia, North Korea or the Peoples Republic of China or a significant terrorist act is perpetrated on any of those countries or any diplomatic, military, commercial or political establishment of any of those countries anywhere in the world;
- there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia, or any State or Territory of Australia, a new law, or the Reserve Bank of Australia, or any Commonwealth, State or Territory authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of the Underwriting Agreement), any of which does or is likely to have a material adverse effect on the success of the Offer;
- a change in the board of Directors or senior management of the Company occurs;
- a director of the Company is charged with an indictable offence or is disqualified from acting as a director;
- material legal proceedings are commenced against the Company;
- other than to adopt the constitution of the public listed company immediately prior to the issue and allotment of Shares or as otherwise contemplated by this Prospectus, the Company changes its constitution or the capital structure of the Company without the prior written consent of the Underwriter
- there is a material contravention by the Company of the Corporations Act, the Listing Rules, the Company's constitution, or any of the Listing Rules, or the Prospectus or any aspect of the Offer does not materially comply with the Corporations Act, the Listing Rules or any other applicable law or regulation;
- ASIC gives notice of an intention to hold a hearing under section 739(2) Corporations Act or issues an order under sections 739(1) or (3) Corporations Act;
- an application is made by ASIC for an order under Part 9.5 Corporations Act in relation to the Prospectus or ASIC commences any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act 2001 (Cth) in relation to the Prospectus;
- any person who is required under the Corporations Act to consent to the lodgement of the Prospectus, withdraws their consent
- there is a material default by the Company in the performance of any of their obligations under the Underwriting Agreement or a warranty contained in the Underwriting Agreement by the Company is not true or correct.
- an event specified in section 652C(1) or 652C(2) of the Corporations Act (substituting the Company for "target") occurs in relation to the Company;
- an event specified in the timetable contained in the Underwriting Agreement is delayed for more than 3 Business Days (other than as a result of actions taken by the Underwriter) without the Underwriter's prior written consent.

Indemnities

The Company has also agreed to indemnify and keep indemnified the Underwriter and its officers, employees, advisors and related bodies corporate and to hold them harmless from and against all third party claims, demands, damages, losses, costs, expenses and liabilities suffered or incurred as a result, whether directly or indirectly, of:

- this Prospectus and the Offer;
- the issue and allotment of Shares;
- any of the representations and warranties given by the Company contained in the Underwriting Agreement not being true and correct;
- a breach by the Company of its obligations under the Underwriting Agreement;
- the occurrence of a termination event under the Underwriting Agreement;
- any announcement, statement, advertising, publicity or public information made in relation to the Prospectus or the Offer; or
- any claim of liability under the Corporations Act or any other applicable law in relation to the Prospectus or the Offer.

The indemnity provided by the Company does not extend to any claims, demands, damages, losses, costs, expenses and liabilities arising out of the fraud, wilful misconduct, negligence or breach of contract of an indemnified party.

12.4.2 **CSAHS Licence between the Company and Central Sydney Area Health Service dated 10 October 2001**

Licence

CSAHS has granted the Company an exclusive, world-wide sub-licensable licence to exploit the CSAHS Intellectual Property. The Company must bear the cost of maintaining the registered CSAHS Intellectual Property and must use its reasonable commercial endeavours to exploit and undertake research and development of the CSAHS Intellectual Property.

Term

The term of the CSAHS Licence in each relevant country is for the longer of 10 years from the first commercial sale of products which exploits the CSAHS Intellectual Property in that country until the expiry of the last registered patent in that country unless the CSAHS Licence is terminated earlier for breach of the agreement by the Company or insolvency of the Company or if the Company determines in its commercial judgement that it is not prudent to continue the CSAHS Licence.

New intellectual property rights and improvements

With respect to any new patentable inventions arising in the course of exploiting the CSAHS Intellectual Property, the Company may at its own cost prosecute new patent applications in the name of the Company. If the Company does not seek patent protection for the new patentable invention in any country, CSAHS may at its own cost file patent applications.

Royalty

The following royalties are payable by the Company to CSAHS for the term of the CSAHS Licence on net sales of products and services which exploit the CSAHS Intellectual Property:

(a) in respect of the upper and lower airway function test application of the patents:

  - no royalties until aggregate net sales of products and services from all countries of A$500,000 have been achieved;
  - a royalty of 4% of the gross margin if the net sales of the products or services by the Company achieve a gross margin of 20% or less;
  - a royalty of 8% of the gross margin if the net sales of the products or services by the Company achieve a gross margin between 20% and 40%;
  - a royalty of 10% of the gross margin if the net sales of the products or services by the Company achieve a gross margin greater than 40%; and
  - 20% of any royalty received from a sub-licensee;

(b) in respect of the mucociliary clearance and sputum induction applications of the patents:

- no royalties until sales representing a gross margin of $1 million have been achieved then, when the gross margin achieved by the product sales is between $1 million and $25 million a royalty equal to 3% of the gross margin will apply, when it is between $25 million and $75 million a royalty equal to 2.5% of the gross margin will apply and when it is greater than $75 million a royalty equal to 2% of the gross margin will apply; and
- 20% of any royalty received from a sub-licensee.

Indemnity
The Company has agreed to indemnify CSAHS against all loss and damage that CSAHS may sustain or incur as a result of any actions, claims, suits, proceedings or demands arising directly or indirectly out of the breach of the CSAHS Licence by the Company.

Both parties have agreed to indemnify the other party against all loss and damage that the other party may sustain or incur as a result of any damage to the other party's property or injury to or death of any of the other party's personnel arising out of the CSAHS Licence.

Insurance
Subject to a policy being available on commercially reasonable terms, the Company must maintain a product liability insurance policy naming CSAHS, both during and for a period of six months after the termination of the CSAHS Licence.

12.4.3 **Anutech Licence between the Company and Anutech Pty Limited dated 14 October 1999**

Licence
As agent for and on behalf of the ANU, Anutech has granted the Company an exclusive, world-wide sub-licensable licence to, within the field of phosphosugars as ethical therapeutics:

- exploit, make or dispose of any thing which arises from the use of, among other things, the ANU Intellectual Property; and
- use the ANU Intellectual Property for the purposes of further research and development and to exploit the results of such research and development.

The Company must reimburse Anutech for one third of any costs incurred in filing, maintaining and renewing the ANU Intellectual Property whether those costs were incurred before or after the date of the Anutech Licence.

The Company must provide to Anutech:

- a report every 12 months detailing the activities by the Company for the prior 12-month period and future plans to achieve its objectives under the Anutech Licence; and
- a brief report every six months describing the Company's progress against prior plans outlined in the 12-monthly report described above.

The Company must use its reasonable endeavours to exploit the ANU Intellectual Property and has agreed to commence the sale of products which incorporates or arises from the whole or partial use of the ANU Intellectual Property by 2011.

Term
The term of the Anutech Licence in respect of each patent is for the life of each of the licensed patents unless the Anutech Licence is terminated earlier for breach of the agreement by the Company or insolvency of the Company.

Refer to section 11 of this Prospectus in relation to specific risks associated with the Anutech Licence.

New intellectual property rights and improvements
Any new intellectual property acquired or developed by the Company during the term of the Anutech Licence becomes the property of the Company.

Anutech must advise the Company of the filing of any patent application or the issue of any patent which is legally or beneficially owned by ANU or Anutech which is dominated by the patents included in the ANU Intellectual Property or relates to the product arising wholly or partially from the ANU Intellectual Property. The Company has the option of having any such intellectual property included as part of the ANU Intellectual Property without an increase to any royalty rate payable.

Royalty

A royalty of 2% of revenue (net of expenses) received by the Company in connection with its use of the ANU Intellectual Property is payable by the Company to Anutech. The obligation to pay the royalty survives termination of the ANU Licence.

Indemnity

The Company has agreed to indemnify ANU and Anutech and any of their directors, officers, employees, staff, students and agents against all loss, liability, damage, claim, cost and expense arising from or in connection with, amongst other things:

- a breach by the Company of its warranties or obligations under the Anutech Licence; and
- the Company's use of the ANU Intellectual Property.

Insurance

The Company must maintain a $10 million product liability insurance policy in respect of products covered by the Anutech Licence.

12.4.4 Employment agreements

The Company has entered into employment agreements with Alan Robertson as Chief Executive Officer, Brett Charlton as executive Medical Director, William Cowden as Chief Scientific Officer, David McGarvey as Company Secretary and Chief Financial Officer and John Crapper as Chief Operations Officer. Each of the employment agreements are on substantially the same terms. A summary of the key terms of their employment agreements are as follows:

- they are to devote substantially the whole of their time and attention to the business of the Company;
- they are bound by usual confidentiality and intellectual property assignment provisions;
- they are subject to usual commercial non-competition clause during the course of the employment and after employment;
- the employment can be terminated immediately by the Company for serious misconduct, with one months' notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months' notice on the grounds of redundancy and with three months' notice without cause; and
- each of the agreements terminate automatically on 30 June 2005 unless the Company extends the agreement in writing or a further agreement is entered into.

The current remuneration payable to each of the executives which includes base remuneration, superannuation and a variable bonus (payable on the employee achieving certain milestones) is as follows:

- Alan Robertson – $270,750
- Brett Charlton – $171,700
- William Cowden – $171,700
- David McGarvey – $206,200
- John Crapper – $195,300

12.4.5 Services Agreement between the Company and Anutech Pty Ltd dated 9 December 2002

Services

The Company has agreed to pay Anutech to use its best endeavours to:

- provide the Company with research staff on employment terms acceptable to the Company; and
- provide human resource management services to the Company.

The Company has an arrangement with the John Curtin School of Medical Research (part of ANU) to provide the research staff employed under the Services Agreement with access to the John Curtin School of Medical Research.

Term

The term of the Services Agreement is until 1 January 2005 unless extended or terminated earlier for breach or insolvency.

Fees

The Company must pay a fee to Anutech determined by adding the staff salaries and any salary related expenses (including superannuation, payroll tax etc) (currently $318,272 per annum) and a management fee (currently $47,741 per annum). The management fee is calculated as 15% of the staff salaries and salary related expenses. At the date of this Prospectus, Anutech currently provides the services of six research staff under this arrangement.

Intellectual property

Any intellectual property created by the research staff under the Services Agreement is owned by and vests in the Company. The Company has granted the ANU a royalty free, irrevocable and perpetual non-exclusive licence to use the Company's intellectual property and confidential information generated under the Services Agreement for non-commercial research purposes.

Indemnity

Anutech will not be liable for any direct, consequential, or other damages suffered by the Company, any licensee or any others resulting from the use of the research results or any such invention or product.

12.4.6 Deeds of access, indemnity and insurance

The Company has entered into Deeds of Access, Indemnity and Insurance with each of the officers of the Company. Each deed provides each respective officer with the following:

- a right to access certain board papers of the Company during the period of their tenure and for a period of seven years after that tenure ends;
- subject to the Corporations Act, an indemnity in respect of liability to persons other than the Company and its related bodies corporate that they may incur while acting in their capacity as an officer of the Company or a related body corporate, except where that liability involves a lack of good faith and for defending certain legal proceedings; and
- the requirement that the Company maintain appropriate directors' and officers' insurance for the officer.

12.4.7 Rodborough Road Lease between the Company and Trust Company of Australia Ltd dated 15 October 2002

Lease

The Company has a lease over Unit 2, 10 Rodborough Road, Frenchs Forest, New South Wales. The lease is on usual commercial terms. The Company may use the premises for commercial offices and warehousing and facilities for research and development, and for the manufacture and supply of biomedical and medical devices.

Term

The Rodborough Road Lease expires on 21 June 2006, with an option to renew for a further five years.

Rent

The Company currently pays $233,244 annually, increasing by 3% in June of each year. The Company must also pay for certain outgoings. The Company has a bank guarantee in place for an amount equivalent to six months' rent in respect of the Rodborough Road lease.

12.4.8 R&D Start Program Grant Agreement between the Commonwealth of Australia and the Company dated 17 June 2003

Grant

Subject to the satisfaction of certain specified technical milestones and conditions, the Commonwealth of Australia having sufficient funding available and the Company demonstrating satisfactory progress and expenditure on a project for the development of a new treatment for cystic fibrosis, the Commonwealth of Australia has provided the Company with a grant of 50% of the Company's eligible expenditure on a project for the development of a new treatment for cystic fibrosis up to a maximum grant amount of A$3,013,658 payable over the period to 31 March 2005.

The Company must use the grant solely for the development of new treatments for cystic fibrosis. Grant payments are made in accordance with an agreed schedule and on completion of specified milestones.

The Company must use its best endeavours to commercialise the cystic fibrosis project on normal commercial terms within a reasonable time of completion of the project.

The Directors have no reason to believe that the Company will not continue to meet the milestones required by the grant.

Report

The Company must provide a report to the Commonwealth of Australia every three months relating to the conduct of the project and the commercialisation of its outcomes.

Termination

The Commonwealth of Australia may terminate the R&D Start Grant for breach of the agreement by the Company or failure to undertake the required research. In certain limited circumstances where the Company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project or upon termination of a grant due to breach of agreement or insolvency, the Commonwealth of Australia may require the Company to repay some or all of the grant paid to the Company.

12.5 Litigation

The Company is not involved in any significant legal proceedings. The Directors are not aware of any pending legal proceedings.

12.6 Directors' Interests

12.6.1 Other than as set out below or elsewhere in this Prospectus:

(a) no Director or proposed Director has, or has had in the two years before the date of this Prospectus, any interests in:

- the formation or promotion of the Company;
- property acquired or proposed to be acquired by the Company in connection with:
  - its formation or promotion;
  - the Offer; or
- the Offer; and

(b) no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to:

- any Director or proposed Director to induce him or her to become, or to qualify as, a Director of the Company; or
- any Director or proposed Director for services which he or she has provided in connection with the formation or promotion of the Company or the Offer.

12.6.2 Remuneration of Directors

Non-executive Directors are entitled to be remunerated as determined in general meeting of the Company to be apportioned between them as the Directors agree. For the current financial year ending 30 June 2004, the maximum aggregate amount of remuneration that may be paid to non-executive Directors' is $300,000.

Executive Directors are full time employees of the Company. The remuneration of Alan Robertson and Brett Charlton is set out at section 12.4.4. No Directors' fees (or alternate Directors' fees) are payable to these executives by the Company in addition to their remuneration.

A Director may be paid all travelling and other expenses properly incurred by them in attending meetings of Directors of committees of the Company or shareholder meetings of the Company or otherwise in connection with the execution of their duties as Directors.

A Director may be paid fees or other amounts as the Directors may determine where a Director performs special duties or otherwise performs services outside the scope of the ordinary directors. A Director may also be reimbursed for out of pocket expenses incurred as a result of his or her directorship or any special duties.

12.6.3 Directors' Share and option holdings

The Directors and their associated entities will have the following interests in the Company's shares on the issue and allotment of Shares under this Prospectus:

Director	Ordinary shares	Employee options over Shares
Denis Hanley[(i)]	160,000 Firm commitment for a further 400,000	1,040,000
Alan Robertson[(ii)]		2,080,000
Brett Charlton[(iii)]	11,200,000	1,600,000
Carrie Hillyard[(iv)]	9,600,000 Firm commitment and will receive a further 5,225,000	
Charles Kiefel[(v)]	Firm commitment of 400,000	200,000
Malcolm McComas[(vi)]		200,000
Brigitte Smith[(vii)]	25,600,000 Firm commitment and will receive a further 5,225,000	

Notes:

(i) Denis Hanley holds 160,000 Shares and has given Wilson HTM a firm committment to subscribe for a further 400,000 Shares in the Offer. Denis Hanley holds 640,000 unlisted options with an expiry date of 30 August 2011 and an exercise price of $0.3125 and 400,000 unlisted options with a lapse date of 30 June 2012 and an exercise price of $0.3125;

(ii) Alan Robertson holds 1,120,000 unlisted options with an expiry date of 30 November 2009 and an exercise price of $0.125 and 960,000 unlisted options with a lapse date of 30 June 2012 and an exercise price of $0.3125;

(iii) Brett Charlton will until the issue and allotment of Shares under this Prospectus be associated with Praxis Pharmaceuticals Inc. Praxis Pharmaceuticals Inc holds 11,200,000 Shares. Brett Charlton holds 640,000 unlisted options with an expiry date of 30 November 2009 and an exercise price of $0.125 and 960,000 unlisted options with a lapse date of 30 June 2012 and an exercise price of $0.3125.

(iv) Carrie Hillyard is associated with CM Capital Investment Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia VC Fund LLC and the Australia Venture Capital Fund L.P.

CM Capital Investments Pty Ltd as trustee of the CM Capital Investment Trust No 3 will on issue and allotment of Shares hold 7,200,000 existing Shares. CM Capital Investments Pty Ltd as trustee for CM Capital Investments Trust No 3 has given Wilson HTM a firm commitment to subscribe for 3,750,000 new Shares under the Prospectus and will as a result receive a firm commitment and naming fee from Wilson HTM which will be satisfied by Wilson HTM subscribing for 168,750 new Shares (included in the table above) and then transferring them to CM Capital Investments Pty Ltd as trustee of the CM Capital Investment Trust No 3.

CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P. will on issue and allotment of Shares under this Prospectus hold 2,400,000 existing Shares. CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P. has given Wilson HTM a firm commitment to subscribe for 1,250,000 new Shares under the Prospectus and as a result will receive a firm commitment and naming fee from Wilson HTM which will be satisfied by Wilson HTM subscribing for 56,250 new Shares (included in the table above) and then transferring them to CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P.

(v) Charles Kiefel holds unlisted options with a lapse date of 30 April 2013 with an exercise price of $0.3125.

(vi) Malcolm McComas holds unlisted options with a lapse date of 3 July 2013 with an exercise price of $0.3125.

(vii) Brigitte Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II.

On the issue and allotment of Shares under this Prospectus, Perpetual Trustees Nominees Limited as trustee of The Australian Bioscience Trust will hold 19,200,000 existing Shares. GBS Venture Partners Ltd as manager of The Australian Bioscience Trust has given Wilson HTM a firm commitment to subscribe for 1,000,000 new Shares to be held on trust by Perpetual Trustees Nominees Limited and GBS Venture Partners Ltd as manager of The Australian Bioscience Trust will as a result receive a firm commitment and naming fee from Wilson HTM which will be satisfied by Wilson HTM subscribing for 45,000 new Shares (included in the table above) and then transferring them to Perpetual Trustees Nominees Limited as trustee of The Australian Bioscience Trust.

On the issue and allotment of Shares under this Prospectus, GBS Venture Partners Ltd as trustee and manager of Bioscience Ventures II will hold 6,400,000 existing Shares. GBS Venture Partners Ltd as manager of Bioscience Ventures II has given Wilson HTM a firm commitment to subscribe for 4,000,000 new Shares and as a result will receive a firm commitment and naming fee from Wilson HTM which will be satisfied by Wilson HTM subscribing for 180,000 new Shares (included in the table above) and then transferring them to GBS Venture Partners Ltd as trustee and manager of Bioscience Ventures II.

(viii) Directors and their associated entities are entitled to subscribe for additional Shares in this Offer which are not reflected in this table (other than as described above).

12.6.4 Other interests of Directors

Neysa Investments Pty Ltd, a vehicle associated with Brett Charlton, provided scientific consultancy services to the Company between 29 June 2001 and 1 July 2002 and was paid a total of approximately $50,004.

Charles Kiefel is a director of WHTM Asset Management Ltd, Wilson HTM Charities Ltd and WHTM Capital Management Ltd and owns shares in Wilson HTM Investment Group Limited which are associated with the Underwriter.

The Principals Funds Management Pty Ltd, a vehicle associated with Denis Hanley and Charles Kiefel provided consulting services to the Company in 2002 and was paid a total of approximately $150,000. The Principals Funds Management Pty Ltd will be paid a fee of $45,000 from Wilson HTM being a 3% firm commitment fee and a 1.5% naming fee calculated on the amount of firm commitments to subscribe for Shares in the Prospectus given by certain existing shareholders and Directors of the Company.

CM Capital Investments Pty Ltd, CM Capital Venture Trust No 3, CIBC Australia VC Fund LLC and the Australia Venture Capital Fund L.P. are vehicles associated with Carrie Hillyard. In consideration of the entry into the firm commitment agreements described in section 12.6.3 of this Prospectus:

- CM Capital Investments Pty Ltd as trustee of CM Capital Venture Trust No 3 will be paid a firm commitment fee of 3% of the amount committed to be invested and a naming fee of 1.5% of the amount committed to be invested (fees equivalent to $84,375). These fees will be satisfied by Wilson HTM subscribing for 168,750 Shares and then transferring them to CM Capital Investments Pty Ltd as trustee of CM Capital Trust No 3.
- CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P. will be paid a firm commitment fee of 3% of the amount committed to be invested and a naming fee of 1.5% of the amount committed to be invested (fees equivalent to $28,125). These fees will be satisfied by Wilson HTM subscribing for 56,250 new Shares and then transferring them to CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P.

GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II are vehicles associated with Brigitte Smith. In consideration of the entry into the firm commitment agreements described in section 12.6.3 of this Prospectus:

- GBS Venture Partners Ltd as manager of The Australian Bioscience Trust will be paid a firm commitment fee of 3% of the amount invested and a naming fee of 1.5% of the amount invested (fees totalling $22,500) by Wilson HTM. This amount will be satisfied by Wilson HTM subscribing 45,000 new Shares and then transferring them to Perpetual Trustees Limited as trustee of The Australian Bioscience Trust.
- GBS Venture Partners Ltd as manager of Bioscience Ventures II will be paid a firm commitment fee of 3% of the amount invested and a naming fee of 1.5% of the amount invested (fees totalling $90,000) by Wilson HTM. This amount will be satisfied by Wilson HTM subscribing for 180,000 new Shares and then transferring them to GBS Venture Partners Ltd as manager and trustee of Bioscience Ventures II.

12.6.5 **Disclosure of interests of non-Directors**

Other than as set out below or elsewhere in this Prospectus:

(a) no promoter of the Company or person named in this Prospectus as having performed a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus has, or has in the two years before the date of this Prospectus had, any interest:

- in the formation or promotion of the Company;
- in property acquired or proposed to be acquired by the Company in connection with:
  - its formation or promotion;
  - the Offer; or
- the Offer; and

(b) no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any promoter of the Company, stockbroker or underwriter to the Offer or other person named in this Prospectus as having performed a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus or provided in connection with the formation or promotion of the Company or the Offer.

12.7 Expenses of the Offer

The expenses of the Offer are estimated to be $1.7 million, covering fees payable to the Underwriter, legal advisor, the investigating accountant, the Company's patent attorneys, the share registrar, the Company's financial communication consultants, the printing costs of the Offer, ASX and ASIC costs and other related expenses. These expenses have been paid or will be payable by the Company. The interests and the amounts payable to experts and advisors are as follows:

Wilson HTM Corporate Finance Ltd acts as Underwriter and Lead Manager in respect of the Offer and will be paid an underwriting fee and management fee totalling 6% of the funds raised under the Offer for its services, in addition to a $25,000 fee paid on initial engagement.

Piper Alderman acts as legal advisor to the Company in respect of this Prospectus and the Offer and will be paid approximately $117,000 (exclusive of GST) for its services to the date of this Prospectus and will be reimbursed for disbursements, with further amounts payable for any additional services relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual hourly charge out rates.

PricewaterhouseCoopers Securities Ltd acts as investigating accountant and to the Company in respect of the Offer and will be paid approximately $50,000 (exclusive of GST) for its services to the date of this Prospectus and will be reimbursed for disbursements, with further amounts payable for any additional services relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual hourly charge out rates.

Venable, Baetjer, Howard and Civiletti, LLP acts as patent attorney and prepared the Report on Intellectual Property for inclusion in this Prospectus and will be paid $33,000 for work provided in relation to this Prospectus and the Offer and will be reimbursed for disbursements, with further amounts payable for any additional services relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual hourly charge out rates.

Computershare Investor Services Pty Ltd acts as share registrar for the Company and will be paid approximately $8,000 (exclusive of GST) for its services to the date of this Prospectus and will be reimbursed for disbursements, with further amounts payable for any additional services relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual rates.

12.8 Consents

Wilson HTM Corporate Finance Ltd has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as Underwriter and Lead Manager in this Prospectus in the form and context in which it is named. Wilson HTM Corporate Finance Ltd has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

Emerging Growth Capital Pty Ltd has given, and has not before lodgement of this Prospectus with ASIC withdrawn, its consent to being named as co-manager of the Offer in this Prospectus in the form and context in which it is named. Emerging Growth Capital Pty Ltd has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

Piper Alderman has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as legal advisor to the Company in this Prospectus in the form and context in which it is named. Piper Alderman has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

PricewaterhouseCoopers has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as auditor in this Prospectus in the form and context in which it is named. PricewaterhouseCoopers has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

PricewaterhouseCoopers Securities Ltd has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as investigating accountant in this Prospectus in the form and context in which it is named. PricewaterhouseCoopers Securities Ltd has made no statement included in this Prospectus or on which a statement in this Prospectus is based other than the Investigating Accountant's Report included in section 9 of this Prospectus.

Venable, Baetjer, Howard and Civiletti, LLP has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as patent attorney in this Prospectus in the form and context in which it is named. Venable, Baetjer, Howard and Civiletti, LLP has made no statement in this Prospectus or on which a statement in this Prospectus is based other than the Report on Intellectual Property included in section 10 of this Prospectus.

Computershare Investor Services Pty Ltd has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as share registry in this Prospectus in the form and context in which it is named. Computershare Investor Services Pty Ltd has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

13 :Definitions and Glossary

Section



Definitions and Key Terms

In this Prospectus, unless the context otherwise requires:

ADEC	Australian Drug Evaluation Committee.
ANU	means the Australian National University.
ANU Intellectual Property	means the patents and associated intellectual property and knowledge set out in the Report on Intellectual Property in section 10 of this Prospectus under the headings 'Patent Familly 2' and 'Patent Family 3'.
Anutech	means Anutech Pty Ltd ACN 008 548 650.
Anutech Licence	means the licence between the Company and Anutech dated 14 October 1999 described in section 12.4.3 of this Prospectus.
Applicant	means an applicant for Shares who duly completes an Application Form and pays the applicable Application Money.
Application Form	means the application form accompanying this Prospectus.
Application Money	means the aggregate amount of money payable for Shares applied for in the Application Form.
Application Period	means the period between the opening and the closing date of this Prospectus.
ASIC	means the Australian Securities and Investments Commission.
ASX	means Australian Stock Exchange Limited ACN 008 624 691.
autoimmune	means having the property of responding immunologically to tissues in one's own body.
bronchiectasis	means a disease characterised by irreversible dilation and destruction of bronchial walls.
Business Day	means any day which is defined to be a Business Day pursuant to Listing Rule 19.12 of the Listing Rules of the ASX.
CHESS	means Clearing House Electronic Sub-register System of ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532.
chronic bronchitis	means the clinical definition associated with the presence of a chronic productive cough without a discernible cause for at least three months out of the year, for two successive years.
chronic obstructive pulmonary disease	is a group of lung diseases characterised by limited airflow with variable degrees of air sac enlargement and lung tissue destruction. Emphysema and chronic bronchitis are the most common forms of chronic obstructive pulmonary disease.
Closing Date	means 31 October 2003 or such other date as may be determined by the Directors.
Company	means Pharmaxis Ltd ACN 082 811 630/ABN 75 082 811 630.
Corporations Act	means the Corporations Act 2001 (Cth).
CSAHS	means Central Sydney Area Health Service.
CSAHS Intellectual Property	means the patents and associated intellectual property and knowledge set out in the Report on Intellectual Property in section 10 of this Prospectus

	under the heading 'Patent Family 1, The Use of Inhaled Mannitol'.
CSAHS Licence	means the licence agreement between the Company and CSAHS dated 10 October 2001 which is summarised in section 12.4.2 of this Prospectus.
Directors	means the directors of the Company.
dollars or $	means dollars in Australian currency (unless otherwise stated).
Employee Option Plan	means the employee option plan of the Company as amended from time to time which is summarised in section 12.2 of this Prospectus.
EST	means Eastern Standard Time under the Standard Time Act 1987 (NSW).
FDA	means the U.S. Food and Drug Administration.
firm offer	means that part of the Offer which is open to Australian resident investors and institutional investors who are offered a firm allocation of Shares from the Underwriter or other brokers participating in the Offer which indicates that it is a firm offer.
general offer	means that part of the Offer open to members of the general public who are resident in Australia and institutions who have not been offered a firm offer.
GMP	means good manufacturing practice.
ICH	means International Committee on Harmonisation.
Listing Rules	means the Listing Rules of the ASX.
non-ionic osmolyte	means a chemical substance that is not a salt that promotes osmosis.
Offer	means the offer of Shares under this Prospectus.
Offer Price	means the offer price of $0.50.
Opening Date	means 7 October 2003 or such other date as may be determined by the Directors.
osmosis	the passage of water from a region of high water concentration through a semi-permeable membrane to a region of low water concentration.
Pharmaxis	means Pharmaxis Ltd ACN 082 811 630.
Prospectus	means this prospectus.
PXS25	means the compound PXS25 and any compounds derived from it.
PXS2000	means the compound PXS2000 and any compounds derived from it.
Report on Intellectual P·operty	means the report on intellectual property in section 10 of this Prospectus.
R&D Start Grant	means the R&D Start Program Grant Agreement entered into between the Company and the Commonwealth of Australia on 17 June 2003 which is summarised in section 12.4.8 of this Prospectus.
rheumatoid arthritis	is a disease characterised by an immune response to one's own body, usually manifesting as inflammation of the joints.
SCH Business Rules	means the business rules of ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532 as the approved Securities Clearing House under the Corporations Act.
Services Agreement	means the services agreement between the Company and Austech dated 9 December 2002 which is summarised in section 12 of this Prospectus.
Share	means a fully paid ordinary share in the Company.
TGA	means the Therapeutic Goods Administration.
Underwriter or Lead Manager	means Wilson HTM.
Underwriting Agreement	means the underwriting agreement entered into between the Company and Wilson HTM in respect of this Prospectus which is summarised at section 12.4.1 of this Prospectus.
Venable	means Venable, Baetjer, Howard and Civiletti, LLP.
Wilson HTM	means Wilson HTM Corporate Finance Ltd ACN 057 547 323.

14 :Authorisation

Section

This Prospectus is dated 26 September 2003 and is issued by Pharmaxis Ltd.

The lodgement of this Prospectus with ASIC was consented to by every Director of the Company.

Denis Hanley
Chairman

pharmaxis Pharmaxis Ltd ACN 082 811 630

Broker Reference Stamp Only

Public Share Offer

Application Form

Broker Code | Advisor Code

A Shares applied for

No. of Shares ☐☐☐☐☐☐ X per Share A$0.50

B Amount

A$ ☐☐☐☐☐☐☐☐☐

Must be a minimum of 5,000 Shares. Applications for more than 5,000 Shares must be in multiples of 1,000 Shares.

C Write your name below

Please ensure your application is in a valid format. See reverse for guidance

Name of Joint Applicant or < Account Name >

Name of Joint Applicant or < Account Name >

D Write your postal address below

Unit | Street No. | Street Name

City/Suburb/Town | State | Postcode

E Chess HIN (If Applicable)

X

F Email Address (optional)

G Telephone Number

Area Code ( ) Home Telephone | Area Code ( ) Work Telephone

This will help if we have any questions

Cheque Details

THIS FORM DOES NOT HAVE TO BE SIGNED

Name of drawer of cheque	Cheque No	BSB No	Account No	Amount A$
				A$ .00
				A$ .00
			Total Amount Enclosed	A$ .00

Declaration

I/we declare that by lodging this Application Form, I/we represent and acknowledge that I/we have received a paper or electronic Prospectus with the Application Form or a complete print out of the electronic Prospectus with the Application Form and I/we have read and understood the Prospectus to which this Application Form relates. I/we hereby apply for such number of Shares as maybe calculated in accordance with the terms of the Prospectus and agree to be bound by the constitution of Pharmaxis Ltd. I/we hereby authorise Pharmaxis Ltd to complete and execute any documents necessary to effect the allotment or transfer of any shares. To meet the requirements of the Corporations Act, this Application Form must not be distributed to any other person unless accompanied by a complete unaltered version of the Prospectus. By lodging this Application Form, I/we declare that this Application is completed and lodged according to the Prospectus and that all statements made by me/us are complete and accurate. I/we represent and warrant that by lodging this Application Form, I am/we are in compliance with all laws of any jurisdiction outside the Commonwealth of Australia relevant to this Application. I/we acknowledge that I am/we are residents of Australia and I/we make the representations described in the Important Information section of the Prospectus.

pharmaxis Pharmaxis Ltd ACN 082 811 630

WARNINGS: This Application Form is for Shares under the Prospectus. The Prospectus contains information relevant to a decision to invest in Pharmaxis Ltd and it is advisable that the Prospectus be read in full before an application is made. The Prospectus is available at www.pharmaxis.com.au using the same means as necessary to access the Application. Any supplementary or replacement documents that Pharmaxis Ltd issues while the Offer is open (if any) will also be available at www.pharmaxis.com.au and will be accessible by the same means. The Corporations Act prohibits a person from passing this Application Form to any person unless it is attached to the Prospectus and any relevant supplementary documents. While the Prospectus is current, persons who receive an electronic copy of the Prospectus are entitled to obtain a paper copy of the Prospectus free of charge by contacting Pharmaxis Ltd.

Guide to Completing the Application Form

A **Shares Applied for**
Enter the number of Shares you wish to apply for. The application must be for a minimum of 5,000 Shares. Applications for greater than 5,000 Shares must be in multiples of 1,000 Shares.

B **Application Monies**
Enter the amount of Application Monies. To calculate the amount, multiply the number of Shares applied for by the price per Share.

C **Registration Name(s)**
Enter the full name(s) you wish to appear on the statement of shareholdings. This must be either your own name or the name of a company. Up to three joint Applicants may register. You should refer to the table below for the correct forms of registration. Applications using the wrong form of name may be rejected. Clearing House Electronic Sub-Register System (CHESS) participants should complete their name and address in the same format as those that are presently registered in the CHESS system.

D **Postal Address**
Enter your postal address for all correspondence. All communications to you from the share registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E **CHESS HIN (if applicable)**
Pharmaxis Ltd will apply to the ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of Australian Stock Exchange Limited. In CHESS, the Company will operate an electronic CHESS subregister of shareholdings and an electronic Issuer Sponsored subregister of shareholdings. Together the two subregisters will make up the Company's principal register of Shares. The Company will not be issuing certificates to applicants in respect of Shares allotted.

If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold Shares allotted to you under this Application in uncertificated form on the CHESS subregister, enter your CHESS HIN. Otherwise, leave the section blank and on allotment, you will be sponsored by Pharmaxis Ltd and a Shareholder Reference Number (SRN) will be allocated to you.

F **Email Address**
Enter your email address. This may be used to communicate other matters to you.

G **Telephone Number**
Enter your telephone number. This is not required but will assist us if there are any problems with your application.

Payment
Make your cheque or bank draft payable to 'Pharmaxis Ltd Trust Account' in Australian currency and cross it 'Not Negotiable'. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the Payment section and cheque details in the boxes provided. The amount must agree with the amount shown in box 'B'.

Sufficient cleared funds should be held in your account.

Pin (do not staple) your cheque(s) to the Application Form where indicated.

BEFORE COMPLETING THE APPLICATION FORM THE APPLICANT(S) SHOULD READ THE DISCLOSURE DOCUMENT TO WHICH THE APPLICATION RELATES. BY LODGING THE APPLICATION FORM, THE APPLICANT(S) AGREES THAT THIS APPLICATION IS FOR SHARES IN PHARMAXIS LTD UPON AND SUBJECT TO THE TERMS OF THE OFFER, AGREES TO TAKE ANY NUMBER OF SHARES EQUAL TO OR LESS THAN THE NUMBER OF SHARES INDICATED IN BOX 'A' THAT MAY BE ALLOTTED TO THE APPLICANT(S) PURSUANT TO THE OFFER AND DECLARES THAT ALL DETAILS AND STATEMENTS MADE ARE COMPLETE AND ACCURATE. IT IS NOT NECESSARY TO SIGN THE APPLICATION FORM.

Lodgement of Applications
Applicants who received a firm offer (as described in section 4.4 of the Prospectus) should return their completed Application Forms and Application Money to Wilson HTM or the broker from whom they received their firm offer of Shares (unless instructed otherwise). Applicants who have received a general offer should return their Application Form with cheque(s) attached to:

PHARMAXIS Ltd
Computershare Investor Services Pty Ltd
GPO Box 7115
Sydney NSW 2001

PHARMAXIS Ltd
Computershare Investor Services Pty Ltd
Level 3
60 Carrington Street
Sydney NSW 2000

Application must be received at the Sydney office of Computershare Investor Services Pty Limited no later than 5.00pm Sydney time on 31 October 2003 or such other date as the Directors may determine.

Correct forms of Registration
Note that ONLY legal entities are allowed to hold Shares. Applications must be in the name(s) of natural persons, companies or other legal entities acceptable to Pharmaxis Ltd. At least one full given name and the surname is required for each natural person. The name of the beneficial holder or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable names below.

Type of Investor	Correct Form	Examples of Incorrect Form
Individuals Use given names – not initials	John Alfred Smith	J.A.Smith
Company Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts Use trustee(s) personal name(s) Do not use the name of the trust	Janet Smith <Janet Smith Family A/C>	Janet Smith Family Trust
Deceased Estates Use executor(s) personal name(s) Do not use name of deceased	Michael Smith <Est John Smith A/C>	Estate of late John Smith
Partnerships Use partners' personal names, Do not use the name of the partnership	John Smith and Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s) Do not use the name of the clubs etc	Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds Use name of trustee of fund Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Put the name(s) of any joint applicant(s) and/or account description using < > as indicated above in designated space(s) on the Application.

15 :Corporate Directory

Section

Directors' Information
Denis Hanley (Chairman)
Alan Robertson (CEO)
Brett Charlton (Medical Director)
Carrie Hillyard
Charles Kiefel
Malcolm McComas
Brigitte Smith

Company Secretary and Chief Financial Officer
David McGarvey

Registered Office
Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2085
Australia
Telephone: +61 2 9451 5961
Fax: +61 2 9451 3622
Email: info@pharmaxis.com.au
Web: www.pharmaxis.com.au

Underwriter and Lead Manager
Wilson HTM Corporate Finance Ltd
Level 21 Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia

Co-Manager
Emerging Growth Capital Pty Ltd
Level 2, 52 Phillip Street
Sydney NSW 2000
Australia

Legal Advisor
Piper Alderman
Level 23, Governor Macquarie Tower
1 Farrer Place
Sydney NSW 2000
Australia

Auditor
PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171
Australia

Investigating Accountant
PricewaterhouseCoopers Securities Ltd
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171
Australia

Patent Attorney
Venable, Baetjer, Howard And Civiletti, LLP
810 Towers Crescent Drive, Suite 300
Vienna, Virginia, 22182
United States of America

Share Registry (on listing)
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

Home Stock Exchange (on listing)
Sydney

Enquiry Line
1800 805 226

Design and Production: DownerMancini|design



pharmaxis

[redacted]

ASIC

Australian Securities & Investments Commission

Notification of resolutions regarding shares

Form 2205 — Corporations Act 2001

RECEIVED
- 1 OCT 2003
ASIC
SSC

RECEIVED
2004 AUG 26 A
OFFICE OF INTERNAL
CORPORATE FINANCE

Use this form to notify ASIC of resolutions regarding shares.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement. Alternatively, please provide details in an annexure. Annexures must conform with the specifications outlined in the Guide.

Company details

Company name

PHARMAXIS LTD

ACN/ABN

082 811 630

1 Subject(s) of the resolution

Tick one or more boxes.

- A [ ] 246[illegible] (1) & (2) Alteration in rights of issues or unissued shares
- B [x] 254H(4) Convert shares into larger or smaller number (consolidation/subdivision) – Complete details of consolidation/subdivision at Attachment 1
- C [ ] 254N(2) Calls may be limited to when company is externally administered
- E [ ] 256C Reduction in share capital
- F [ ] 260B(7) Financial assistance by a company for acquiring shares in the company or holding company – approval by the company's own shareholders
- G [ ] 260B(7) Financial assistance by a company for acquiring shares in the company or holding company – approval by shareholders of listed holding company
- H [ ] 260B(7) Financial assistance by a company for acquiring shares in the company or holding company – approval by shareholders of the ultimate Australian holding company
- [illegible] [ ] Other

Section number

Brief description

2 Details of the resolution

Date of resolution

Date

25/09/03
[D D] [M M] [Y Y]

Tick one box

The resolution [X] set out below

[ ] in an annexure marked [ ] (show mark A, B etc)

was passed or agreed to as a special or ordinary resolution as required by the Corporations Act 2001

Resolved that the Company subdivide the Company's ordinary shares, seris A converting preference shares and series B converting preference shares by 8.

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

DAVID MCGARVEY

Capacity

[ ] Director

[X] Company secretary

Signature

[signature]

Date signed

30 / 09 / 03

(D D) (M M) (Y Y)

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

17535

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[ ] Signatory above

[ ] ASIC registered agent above

[X] Name of lodging party

Piper Alderman

Office, unit, level, or PO Box number

Level 23, Governor macquarie Tower

Street number and Street name

1 Farrer Place

Suburb/City: Sydney

State/Territory: NSW

Postcode: 2000

Country (if not Australia)

DX Number: 10216

DX City/suburb: Sydney Stock Exchange

Telephone Number

02 9253 9999

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Notification of resolutions regarding shares

Form 2205 — Corporations Act 2001

Attachment 1

Details of share consolidation/subdivision

Complete Sections 1, 2 and 4 to consolidate a share class and Sections 1, 3 and 4 to subdivide a share class.

You are only required to show the share classes that are affected by the consolidation/subdivision. The total share capital of the company (ie the sum of all the amounts paid and unpaid) should be the same before and after the consolidation/subdivision.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement. Alternatively, please provide details in an annexure. Annexures must conform with the specifications outlined in the Guide.

share class code	full title	share class code	full title
A	A	PRF	preference
B	B etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

1 Share structure before consolidation/subdivision

You are only required to show the share classes that are affected by the consolidation/subdivision. The total of all the amounts paid and unpaid should be the same before and after the consolidation/subdivision.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ACP	Series 'A' converting PRF shares	2,000,000	2,000,000	-
BCP	Series 'B' converting PRF shares	3,852,000	9,630,000	-
ORD		1,400,000	1,400,000	-
Total amount paid and total amount unpaid for ALL share classes affected by the change			13,030,000	-

2 Share structure after consolidation

You are only required to show the share classes that are affected by the consolidation/subdivision. The total of all the amounts paid and unpaid should be the same before and after the consolidation/subdivision.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
Total amount paid and total amount unpaid for ALL share classes affected by the change				

3 Share structure after subdivision

You are only required to show the share classes that are affected by the consolidation/subdivision. The total of all the amounts paid and unpaid should be the same before and after the consolidation/subdivision.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ACP	Series 'A' converting PRF shares	16,000,000	2,000,000	-
BCP	Series 'B' converting PRF shares	30,816,000	9,630,000	-
ORD		11,200,000	1,400,000	-
Total amount paid and total amount unpaid for ALL share classes affected by the change			13,030,000	-

4 Details of top 20 members after the consolidation/subdivision

Show the details of the top 20 members in each share class affected who will hold shares after the consolidation/subdivision. Only show member details for those share classes affected by the consolidation/subdivision.

If there are 20 members or less in a share class, all members need to be notified

If there are more than 20 members in a share class, only the top twenty need be notified (s178B).

If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Member details

Please indicate the member's name, address and shareholding

[ ] Family name:

Given names:

OR

[x] Company name: Perpetual Trustees Nominees Ltd

ACN/ARBN/ABN: 000 341 533

Office, unit, level, or PO Box number: Level 8

Street number and Street name: 9 Castlereagh Street

Suburb/City: Sydney

State/Territory: NSW

Postcode: 2000

Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ACP	16,000,000	2,000,000	-	Yes	No

Continues on next page...

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

[ ] Family name:
Given names:

OR

[x] Company name: Praxis Pharmaceuticals Inc

ACN/ARBN/ABN:

Office, unit, level, or PO Box number:

Street number and Street name: 1 East First Street

Suburb/City: Reno
State/Territory: Nevada

Postcode:
Country (if not Australia): United States of America

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
ORD	11,200,000	1,400,000	-	Yes	Yes

Continues on next page

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

☐ Family name:
Given names:

OR

☒ Company name: Mooroolbark Technology Pty Ltd

ACN/ ARBN/ ABN: 080 904 892

Office, unit, level, or PO Box number: Level 1

Street number and Street name: 159 Dorcas

Suburb/City: South Melbourne

State/Territory: VIC

Postcode: 3205

Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	7,520,000	2,350,000	-	Yes	Yes

Continues on next page

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

☐ Family name | Given names

OR

☒ Company name
CM Capital Investments Pty Ltd

ACN/ARBN/ABN
098 048 830

Office, unit, level, or PO Box number
Level 4

Street number and Street name
167 Eagle Street

Suburb/City: Brisbane
State/Territory: QLD

Postcode: 4000
Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	7,200,000	2,250,000	-	Yes	Yes

Continues on next page

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

☐ Family name

Given names

OR

☒ Company name

GBS Venture Partners Ltd

ACN/ARBN/ABN

072 515 247

Office, unit, level or PO Box number

Level 5

Street number and Street name

71 Collins Street

Suburb/City

Melbourne

State/Territory

VIC

Postcode

3000

Country (if not Australia)

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	6,400,000	2,000,000	-	Yes	No

Continued on next page...

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

[ ] Family name
Given names

OR

[X] Company name
The Australian National University

ACN/ARBN/ABN

Office, unit, level, or PO Box number
The Australian National University Investment Office

Street number and Street name
Building 10C

Suburb/City
Acton

State/Territory
ACT

Postcode
0200

Country (if not Australia)

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	3,200,000	1,000,000	-	Yes	No

Continued on next page...

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

[ ] Family name | Given names

OR

[X] Company name
Perpetual Trustees Nominees Ltd

ACN/ARBN/ABN
000 341 533

Office, unit, level, or PO Box number
Level 8

Street number and Street name
9 Castlereagh Street

Suburb/City: Sydney
State/Territory: NSW

Postcode: 2000
Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	3,200,000	1,000,000	-	Yes	No

Continues on next page...

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

☐ Family name

Given names

OR

☒ Company name
CIBC Australia VC Fund LLC

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name
425 Lexington Avenue

Suburb/City
New York

State/Territory
New York

Postcode
10017

Country (if not Australia)
United States of America

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	2,400,000	750,000	-	Yes	No

Continues on next page...

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

[X] Family name: Green
Given names: Robert E

OR

[ ] Company name:

ACN/ARBN/ABN:

Office, unit, level, or PO Box number: RMB 5336

Street number and Street name: Wattle Tree Road

Suburb/City: Holgate
State/Territory: NSW

Postcode: 2250
Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	160,000	50,000	-	Yes	Yes

Continues on next page

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

[X] Family name: Denver
Given names: Andrew

OR

[ ] Company name:

ACN/ ARBN/ ABN:

Office, unit, level, or PO Box number:

Street number and Street name: 27 Woodville Avenue

Suburb/City: Wahroonga
State/Territory: NSW

Postcode: 2076
Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	160,000	50,000	-	Yes	Yes

Continues on next page...

Linda Denver

27 Woodville Avenue
Wahroonga
NSW 2076

Held Jointly with Andrew Denver

Held Jointly:

160,000 BCP share

$50,000 total paid on these shares

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

[X] Family name: Hanley
Given names: Denis Maichael

OR

[ ] Company name:

ACN/ ARBN/ ABN:

Office, unit, level, or PO Box number: RMB 5512

Street number and Street name: Coachwood Road

Suburb/City: Matcham
State/Territory: NSW

Postcode: 2250
Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	160,000	50,000	-	Yes	Yes

Continues on next page

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

[ ] Family name: Given name(s):

OR

[X] Company name: Masi Sima Pty Ltd

ACN/ARBN/ABN: 057 515 247

Office, unit, level, or PO Box number:

Street number and Street name: 18 Camberwell Road

Suburb/City: Hawthorn East

State/Territory: VIC

Postcode: 3123

Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	160,000	50,000	-	Yes	Yes

Continues on next page

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

☐ Family name:
Given names:

OR

☒ Company name: Wealthplan Technologies Pty Ltd

ACN/ ARBN/ ABN: 101 789 440

Office, unit, level, or PO Box number: c/- Mr Ian Lister

Street number and Street name: 4 Robert Street

Suburb/City: Gordon

State/Territory: NSW

Postcode: 2072

Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	160,000	50,000	-	Yes	Yes

Continues on next page...

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

[X] Family name: Fisher
Given names: Shirley Flora

OR

[ ] Company name:

ACN/ARBN/ABN:

Office, unit, level or PO Box number:

Street number and Street name: 6 Woodside Avenue

Suburb/City: Lindfield
State/Territory: NSW

Postcode: 2070
Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	32,000	10,000	-	Yes	No

Continues on next page...

Malcolm McDougal Fisher

6 Woodside Avenue
Lindfield
NSW 2070

Held Jointly with Shirley Flora Fisher

Held Jointly:

32,000 BCP share

$10,000 total paid on these shares

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

[X] Family name: Crapper
Given names: John Francis

OR

[ ] Company name:

ACN/ARBN/ABN:

Office, unit, level or PO Box number:

Street number and Street name: 10 Bluegum Grove

Suburb/City: Glenwoood
State/Territory: NSW

Postcode: 2768
Country (if not Australia):

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	32,000	10,000	-	Yes	Yes

Continues on next page...

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

[X] Family name: Glynn
Given names: Michael Joseph

OR

[ ] Company name:

ACN/ARBN/ABN:

Office, unit, level or PO Box number: 8 Claymore Hill

Street number and Street name: 20-01 Claymore Point

Suburb/City: Singapore
State/Territory:

Postcode: 229572
Country (if not Australia): Republic of Singapore

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
BCP	160,000	50,000	-	Yes	Yes

Continues on next page ...

Elizabeth Mary Glynn

8 Claymore Hill
20-01 Claymore Point
Singapore
Republic of Singapore 229572

Held Jointly with Michael Joseph Glynn

Held Jointly:

32,000 BCP share

$10,000 total paid on these shares

4 Continued ... Details of another top 20 member after the consolidation/subdivision

Member details
Please indicate the member's name, address and shareholding

Family name | Given names

OR

Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

Shareholding details

Share class code	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)
					No

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

DAVID MCGARVEY

Capacity

☐ Director

☒ Company secretary

Signature

[signature]

Date signed

3 0 / 0 9 / 0 3
D D M M Y Y

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Constitution

of

Pharmaxis Ltd

ACN 082 811 630

Piper Alderman ***Lawyers***
Level 23, Governor Macquarie Tower
1 Farrer Place
Sydney NSW 2000
Australia

Telephone: (02) 9253 9999
Facsimile: (02) 9253 9900
Email: lawcom@piper-alderman.com.au

Contents

Page

Pharmaxis Ltd

ACN 082 811 630

Constitution

Part 1 - Preliminary

1. Name

The Company's name is Pharmaxis Ltd or other name adopted from time to time.

2. Nature of Company

The Company is a public company limited by shares.

3. Replaceable rules

The replaceable rules in the Corporations Act do not apply to the Company.

Part 2 – Shares

4. Issue of shares

Section 124; Chapter 2H

Without limiting the Company's powers under the Corporations Act, the Company (under the control of the Directors) may:

4.1 issue shares in the Company; and

4.2 grant options over unissued shares in the Company,

on any terms, with any rights or restrictions attached to the shares, at any time, and for any consideration the Directors decide. *Section 124; Chapter 2H*

5. Preference shares

Section 254A, 246C; Part 2H.2

5.1 The Company may issue preference shares on terms approved by special resolution of the Company as to:

5.1.1 repayment of capital;

5.1.2 participation in surplus assets and profits;

5.1.3 cumulative and non-cumulative dividends;

5.1.4 voting; and

5.1.5 priority of payment of capital and dividends in relation to other shares or classes of preference shares.

5.2 The Company may issue new preference shares that rank equally with existing preference shares. A new issue is taken not to vary the rights attached to the existing preference shares.

5.3 The Company may only redeem redeemable preference shares according to their terms of issue.

6. Variation of classes and class rights

Part 2F.2; 254G

6.1 Subject to the Corporations Act, the Company may:

6.1.1 vary or cancel rights attached to shares in a class of shares; and

6.1.2 convert shares from one class to another by:

(a) special resolution of the Company; and

(b) approval of the holders of shares in that class by:

(i) special resolution passed at a meeting of the holders of shares in that class; or

(ii) the written consent of shareholders with at least 75% of the votes in that class.

6.2 Part 5 of this constitution (with the necessary changes) applies to meetings of holders of a class of shares.

6.3 The Company may issue new shares that rank equally with existing shares. The new issue is taken not to vary the rights attached to the existing shares.

7. Alteration of share capital

254H

The Company in general meeting may convert its shares into a larger or smaller number of shares.

8. Reduction of capital and buy-backs

Part 2J.1

Subject to the Corporations Act and the Listing Rules if the Company is listed, the Company may:

8.1 reduce its share capital; and

8.2 buy-back shares in itself.

9. Brokerage

Section 258C

The Company may pay brokerage or commission if a person takes up securities in the Company.

10. Joint holders

10.1 Two or more persons may hold a share only as joint tenants.

10.2 Subject to the Corporations Act and the Listing Rules if the Company is listed, the Company need not register more than three persons as joint holders of a share.

11. Trust not recognised

Except as required by law or this constitution, the Company need not recognise:

11.1 that a person holds a share on trust; or

11.2 any interest in a share except the registered holder's absolute ownership of the whole share.

12. Share and option certificates and statements

12.1 When the Company registers securities of any class to a shareholder or option holder, the Company must issue to the shareholder or option holder, without charge, in the discretion of the Directors:

12.1.1 one or more certificates for those securities;

12.1.2 if the Company is bound by the operating rules of a prescribed CS facility in relation to those securities, a statement of holdings or similar required by the operating rules; or

12.1.3 any other document that confirms ownership of the securities as the Directors decide.

12.2 If the Corporations Act so permits, the Company:

12.2.1 need not issue a certificate for the securities; and

12.2.2 may cancel a certificate and not issue a replacement.

12.3 The Company must comply with the Corporations Act, the Listing Rules if the Company is listed, and the operating rules of a prescribed CS facility if the Company is bound by those rules, in issuing those certificates, statements of holdings or other documents.

12.4 If required to issue a certificate, the Company need issue only one certificate for securities registered in more than one name. The Company must deliver that certificate to any one of the registered holders.

12.5 Subject to the Corporations Act, the Listing Rules if the Company is listed, and the operating rules of a prescribed CS facility if the Company is bound by those rules, the Company must issue a replacement certificate for a defaced, worn out, lost or destroyed certificate. *Section 1070D; Listing Rules 8.8*

13. Restricted securities

13.1 If the Company is listed on ASX, then despite any other provision in this constitution:

13.1.1 restricted securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or ASX;

13.1.2 the Company may ask ASTC to apply a holding lock to prevent a transfer;

13.1.3 the Company must refuse to acknowledge a disposal (including registering a transfer) of restricted securities during the escrow period except as permitted by the Listing Rules or ASX; and

13.1.4 during a breach of the Listing Rules relating to restricted securities, or a breach of a Restriction Agreement, the holder of the restricted securities is not entitled to any Dividend or distribution, or voting rights, in respect of the restricted securities.

13.2 In this clause:

13.2.1 **dispose** has the same meaning as in the Listing Rules; and

13.2.2 **restricted securities** has the same meaning as in the Listing Rules.

Part 3 - Calls, liens and forfeiture

14. Calls

Listing Rules Appendix 6A.5

14.1 Subject to the Listing Rules if the Company is listed, and subject to the terms of issue, the Directors may make calls on the holder of a share for any unpaid portion of the issue price of that share at any time.

14.2 The Directors may make a call payable by instalments.

14.3 While the Company is listed on ASX, the Directors must give to the shareholder:

14.3.1 the period of notice of the call required by the Listing Rules; and

14.3.2 a call notice containing the information required by the Listing Rules.

While the Company is not listed on ASX, the Company must give to the shareholder at least 14 days' notice of a call, specifying the amount payable, and the time and place of payment.

14.4 A call is made when the Directors resolve to make the call.

14.5 The Directors may revoke or postpone a call or extend the time for payment.

14.6 A call is still valid if either or both:

14.6.1 a shareholder does not receive notice of the call; or

14.6.2 the Company accidentally does not give notice of the call to a shareholder.

14.7 A shareholder must pay to the Company:

14.7.1 the amount called, by the time and at the place specified;

14.7.2 if the amount called is not paid by that time, interest at the rate fixed in this Part on an unpaid call (or instalment) from the date the call (or instalment) becomes presently payable until and including the date of payment; and

14.7.3 costs incurred by the Company in respect of the non-payment or late payment of the call.

14.8 Joint holders of a share and their respective personal representatives are all jointly and severally liable to pay all calls on the share.

14.9 If, by the terms of issue of a share, an amount is payable on issue or at a fixed date, the Company is taken to have properly called that amount and given proper notice of it.

14.10 The Directors may waive all or any part of an amount payable under this clause or the terms of issue of a share.

14.11 The Directors may recover an amount presently payable under this clause from a shareholder in all or any of the following ways:

14.11.1 by suing the shareholder for debt;

14.11.2 by enforcing the lien on the share; or

14.11.3 by declaring forfeit the share.

14.12 A debt is sufficiently proved by evidence that:

14.12.1 the shareholder is registered as a holder or a joint holder of the share; and

14.12.2 the resolution for the call is recorded in the minute book.

14.13 The Directors may authorise the Company:

14.13.1 to accept from a shareholder an amount paid before call;

14.13.2 to pay interest on the amount paid before call, at any rate the Directors decide, from the date of payment until and including the date the call becomes presently payable; and

14.13.3 to repay the amount to the shareholder.

14.14 An amount paid before call is ignored in determining a Dividend or surplus in a winding up.

15. Indemnity from taxation

15.1 If the Company is required by law to pay an amount (including a tax) in respect of a shareholder or a share held by that shareholder or a Dividend in respect of a share held by that shareholder:

15.1.1 the shareholder or the shareholder's personal representative must:

(a) indemnify the Company against that liability; and

(b) on demand, reimburse the Company for any payment by the Company, and pay to the Company interest on it at the rate fixed under this Part from the date of payment by the Company until and including the date the shareholder reimburses the Company and pays any costs incurred by the Company because of the payment; and

15.1.2 subject to clause 24, the Company may refuse to register a transfer of any shares by or to the shareholder or the shareholder's personal representative until payment of all amounts presently payable under this clause.

15.2 The Directors may waive any of the Company's rights under this clause.

15.3 The Directors may recover an amount presently payable under this clause from a shareholder in both or either of the following ways:

15.3.1 by suing the shareholder for debt; or

15.3.2 by enforcing the lien on the share.

16. Forfeiture

16.1 The Directors may resolve that a shareholder's share is forfeited if:

16.1.1 the shareholder does not pay a call or instalment on the share when presently payable;

16.1.2 the Company gives the shareholder notice:

(a) requiring payment of that call or instalment, any interest on it and any costs incurred by the Company because of the non-payment; and

(b) stating that the share will be forfeited if the shareholder does not pay to the Company, at the place named, the total amount within 14 days (or any longer period stated) after the notice is given; and

16.1.3 the shareholder does not pay the total amount within that period.

16.2 When a share is forfeited, the Company must:

16.2.1 notify the former holder that the share is forfeited; and

16.2.2 record the forfeiture and date of forfeiture in the register of shareholders.

A failure to do this does not invalidate the forfeiture.

16.3 The former holder of a forfeited share must pay to the Company:

16.3.1 all calls, instalments, interest and costs in respect of the share to the date of forfeiture; and

16.3.2 interest at the rate fixed in this Part on those amounts from the date of forfeiture until and including the date of payment.

16.4 The forfeiture of a share extinguishes:

16.4.1 the former shareholder's interest in the share; and

16.4.2 all claims against the Company in respect of the share, including all Dividends presently payable by the Company on the share.

16.5 Subject to the Listing Rules if the Company is listed, the Company may sell or otherwise dispose of a forfeited share on any terms and in any way the Directors decide.

16.6 A certificate by a Director or secretary of the Company that the share was forfeited on a specified date is sufficient evidence of the matter, unless it is proved to be incorrect.

16.7 The Directors may:

16.7.1 waive any of the Company's rights under this clause; and

16.7.2 before sale or re-issue of a forfeited share, annul the forfeiture on any terms the Directors decide.

17. Lien

Listing Rule 6.13

17.1 The Company has a first ranking lien on:

17.1.1 each share registered to a shareholder;

17.1.2 Dividends on the share; and

17.1.3 proceeds of sale of the share,

for:

17.1.4 an unpaid call or instalment that is due but unpaid on the share;

17.1.5 if the share was acquired under an employee incentive scheme or an employee share or option plan, an amount owing to the Company for acquiring the share;

17.1.6 any amounts the Company is required by law to pay (and has paid) in respect of the shares of that shareholder or deceased former shareholder; and

17.1.7 any indemnity amount or any interest and costs presently payable to the Company under this Part.

17.2 The Company may sell a share to enforce the lien if:

17.2.1 an amount secured by the lien is presently payable;

17.2.2 the Company gives the shareholder notice:

(a) requiring payment of that amount, any interest on it and any costs incurred by the Company because of the non-payment; and

(b) stating that the share will be sold if the shareholder does not pay to the Company, at the place named, the total amount within 14 days (or any longer period stated) after service of the notice; and

17.2.3 the shareholder does not pay the total amount within that period.

17.3 The Directors may waive any of the Company's rights under this clause.

17.4 Registration by the Company of a transfer of a share releases any lien on that share, insofar as the lien relates to money owing by the transferor or previous transferor, unless the Company gives the transferee notice of its claim.

18. Sale

18.1 The Directors may authorise a person to sign a transfer of a forfeited share or a share sold to enforce a lien.

18.2 The Company must apply the sale price from:

18.2.1 the sale of a forfeited share; and

18.2.2 the sale of a share sold to enforce a lien,

in the following order:

18.2.3 to the costs of the sale;

18.2.4 to the amount presently payable by the former holder to the Company; and

18.2.5 to the former holder or the former holder's personal representative, on receipt of the certificate for the share.

18.3 The Company must register the purchaser of the share as the holder of the share.

18.4 The purchaser need not enquire whether the Company:

18.4.1 properly exercised its powers in respect of the share; or

18.4.2 properly applied the sale price for the share.

These matters do not affect the title of the purchaser.

18.5 Unless expressly agreed, the purchaser is not liable for calls and other amounts presently payable in respect of the share before the sale.

19. Interest

19.1 A shareholder must pay interest under this Part to the Company:

19.1.1 at a rate the Directors decide; or

19.1.2 if the Directors do not decide a rate, at 10% per annum.

19.2 Interest payable to the Company accrues daily.

19.3 The Company may capitalise interest monthly or at any other intervals the Directors decide.

Part 4 - Transfer of shares

20. Instruments of transfer

Subject to this constitution, a shareholder may transfer a share:

20.1 in the case of transfers effected through a prescribed CS facility, in accordance with the operating rules of the CS facility;

20.2 by an instrument of transfer in any common form or other form approved by the Directors; and

20.3 by any other method of transferring securities recognised by the Corporations Act and ASX if the Company is listed, and also approved by the Directors.

21. Registration

21.1 If a security transfer is effected through a prescribed CS facility, the Company must comply with the operating rules of the CS facility in respect of that transfer and must not fail to register or give effect to the transfer if it is a proper ASTC transfer of that security.

21.2 If an instrument of transfer is used, it must be:

21.2.1 a proper instrument of transfer for the purpose of the Corporations Act;

21.2.2 delivered to the Company's share registry, together with any evidence the Directors require to prove:

(a) the title of the transferor;

(b) the transferor's right to transfer the shares; and

(c) it is a proper instrument of transfer for the purpose of the Corporations Act.

22. Effect of transfer

Subject to the operating rules of the CS facility if the Company is bound by those rules, a transferor of shares remains the holder of the shares until the transfer is registered and the name of the transferee is entered in the register of shareholders as the owner of the shares.

23. No charge

The Company must not charge a fee to register a transfer.

24. Refusal to register transfer

1072, Listing Rule 8.10

24.1 If the Company is not listed on ASX, the Directors may refuse to register a transfer of shares only if:

24.1.1 clause 15, 20 or 21 is not complied with;

24.1.2 the shares are not fully paid;

24.1.3 the Company has a lien on the shares; or

24.1.4 the transfer is not a proper instrument of transfer for the purpose of the Corporations Act.

24.2 If the Company is listed on ASX, the Company must not prevent, delay or interfere with the generation of a proper ASTC transfer. However, the Company may ask ASTC to apply a holding lock to prevent a proper ASTC transfer where permitted by the Corporations Act or the Listing Rules. The

Company must ask for the application of such a holding lock if the Corporations Act or the Listing Rules so require.

24.3 The Directors must give notice of any refusal to the security holder and any broker lodging the transfer. The notice must set out the reason for the refusal. Failure to do so does not invalidate the decision of the Directors.

25. Suspension of registration

Subject to the Corporations Act, the Listing Rules if the Company is listed, and the operating rules of the prescribed CS facility if the Company is bound by those rules, the Directors may suspend registration of transfers of shares in the Company at the times and for the periods they decide. The periods of suspension must not exceed an aggregate total of 30 days in any calendar year.

26. Company retains instrument of transfer

26.1 The Company may keep an instrument of transfer after registration.

26.2 If demand is made within 12 months after the Company gives notice of a refusal to register and there is no allegation of fraud, the Company must return the instrument of transfer to the depositor.

27. Death of shareholder

27.1 If a shareholder (other than a joint shareholder) dies, the Company must recognise only the personal representative of the deceased shareholder as being entitled to the deceased shareholder's shares.

27.2 If a shareholder who owns shares jointly dies, the Company must recognise only the survivor as being entitled to the deceased shareholder's interest in the shares.

27.3 Whether the deceased shareholder owned the shares solely or jointly, the estate of the deceased shareholder is not released from any liability in respect of the shares.

28. Transmission

28.1 If a person is entitled to shares because of a Transmission Event and gives the Directors the information they reasonably require to establish the person's entitlement:

28.1.1 the person may:

(a) by giving notice to the Company, elect to be registered as the holder of the shares; or

(b) by giving a completed instrument of transfer to the Company, transfer the shares to another person; and

28.1.2 the person is entitled, whether or not registered as the holder of the shares, to the same rights as the shareholder or deceased shareholder.

28.2 On receiving a notice under clause 28.1.1(a), the Company must register the person as the holder of the shares.

28.3 A transfer under clause 28.1.1(b) is subject to the same rules (for example, about entitlement to transfer and registration of transfers) as apply to transfers generally.

Part 5 - Proceedings of shareholders

29. One shareholder

249B

While the Company has only one shareholder:

29.1 it may pass a resolution by the shareholder recording it and signing the record; and

29.2 the rest of this Part does not apply.

30. Annual general meetings

250N

Subject to the Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and within 5 months after the end of its financial year.

31. Who may call meetings of shareholders

Part 2G.2.2, 249CA, Reg.2G.2.01

31.1 A Director may call and arrange a meeting of shareholders at such reasonable time and place as the Director decides.

31.2 The Directors may call and arrange a meeting of shareholders at such reasonable time and place as the Directors decide.

249R

31.3 The Directors must call and arrange a meeting of shareholders when requested by the shareholders as specified in the Corporations Act.

31.4 The shareholders specified in the Corporations Act may call a meeting of shareholders.

32. How to call meetings of shareholders

Part 2G.2.3; Defects 1322; Listing Rules Chapter 14, s.1074E(2)(g)(i) and regs 7.11.37 and 7.11.38

32.1 When required by the Corporations Act, at least 28 days' notice must be given of a general meeting. If 28 days' notice is not required by the Corporations

Act, at least 21 days' notice must be given of a general meeting. However, unless prohibited by the Corporations Act, the Company may call on shorter notice:

32.1.1 an annual general meeting, if all the shareholders entitled to attend and vote at the annual general meeting agree beforehand; and

32.1.2 any other general meeting, if shareholders with at least 95% of the votes that may be cast at the meeting agree beforehand.

249H, 249HA

32.2 Notice of a meeting must be given to shareholders, Directors, the auditor and, if the Company is listed, ASX.

249J, 249K

32.3 A notice of a general meeting must:

32.3.1 set out the place, date and time for the meeting;

32.3.2 state the general nature of the meeting's business;

250R

32.3.3 if a special resolution is to be proposed at the meeting, set out an intention to propose the special resolution and state the resolution; and

32.3.4 contain a statement setting out the following information:

(a) that the shareholder has the right to appoint a proxy;

(b) that the proxy need not be a shareholder of the Company; and

(c) that a shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise;

32.3.5 if the Company is listed on ASX, specify a place and a fax number, and may specify an electronic address, for the purposes of receipt of proxy appointments;

250BA

32.3.6 if the Company is listed on ASX, contain a proxy form in accordance with the requirements (if any) of the Listing Rules; and

32.3.7 contain anything else required by the Corporations Act or, if the Company is listed on ASX, the Listing Rules. *E.g related party benefits – section 221; increase in directors' fees – LR 10.17.1; undirected proxies to chairman –LR 14.2.3.*

32.4 The business of an annual general meeting may include any of the following, even if not referred to in the notice of meeting:

32.4.1 the consideration of the annual financial report, Directors' report and auditor's report;

32.4.2 the election of Directors;

32.4.3 the appointment of the auditor; or

32.4.4 the fixing of the auditor's remuneration.

250R

32.5 Non-receipt of notice of a meeting, or failure to give proper notice of a meeting to a person entitled to receive it, does not invalidate anything done at the meeting if:

32.5.1 the failure was accidental;

32.5.2 the person gives notice to the Company that the person waives proper notice or agrees to the thing done at the meeting; or

32.5.3 the person attends the meeting and:

(a) does not object at the start of the meeting to the holding of the meeting; or

(b) if the notice omitted an item of business (including an item of business referred to in clause 32.4), does not object to the consideration of the business when it is presented to the meeting.

33. The right to attend meetings

The chairman of the meeting may refuse any person's (other than a Director) admission to a meeting or require any person (other than a Director) to leave or remain out of the meeting, without limitation, if that person:

33.1 in the opinion of the chairman, is not complying with the reasonable directions of the chairman;

33.2 has any audio or visual recording device;

33.3 has a placard or banner;

33.4 has an article the chairman considers to be dangerous, offensive or liable to cause destruction;

33.5 refuses to comply with security measures undertaken by the Company at the meeting;

33.6 behaves or threatens to behave in a dangerous, offensive or disruptive manner; or

33.7 is not:

33.7.1 a Director;

33.7.2 a member;

33.7.3 a proxy, attorney or representative of a shareholder; or

33.7.4 the auditor.

34. Membership at a specified time

s.1074E(2)(g)(i) and regs 7.11.37 and 7.11.38

For the purpose of a particular general meeting, the Directors may decide that the shareholders at a specified time before the meeting, are taken to be the shareholders at the time of the meeting.

35. Quorum

Based on replaceable rule in S.249T

35.1 If there are less than 20 shareholders on the register of shareholders (counting joint holders of a share as one shareholder), a quorum for a meeting of shareholders is two shareholders entitled to vote. If there are 20 or more shareholders on the register of shareholders (counting joint holders of a share as one shareholder), a quorum is five shareholders entitled to vote.

35.2 In determining whether a quorum is present, the chairman must count shareholders, proxies, attorneys, body corporate representatives and any other persons entitled to vote. However, if a shareholder has more than one proxy, attorney or body corporate representative, the chairman must count only one of them. If an individual is attending both as a shareholder and as a proxy, attorney or body corporate representative, or in any other capacity, the chairman must count them only once.

35.3 If a quorum is not present within 30 minutes after the time appointed for the meeting:

35.3.1 if the meeting was called on the request of shareholders or by shareholders, the meeting is dissolved; and

35.3.2 any other meeting is adjourned to any day, time and place the Directors decide.

35.4 If a quorum is not present within 30 minutes after the time appointed for an adjourned meeting, the meeting is dissolved.

36. Chairman

36.1 The chairman of Directors is entitled to chair all meetings of shareholders.

36.2 If there is no chairman of Directors, or if the chairman is not present within 15 minutes after the time appointed for the meeting or is unable or unwilling to act, the deputy chairman of Directors may chair the meeting. If there is no

deputy chairman, or if the deputy chairman is not present within 15 minutes after the time appointed for the meeting or is unable or unwilling to act, the Directors present must elect one of themselves to chair the meeting. If they do not do so, the shareholders present must elect a person to chair the meeting.

37. Regulation of meetings

37.1 Subject to the Corporations Act, the chairman may regulate the meeting of shareholders in any way consistent with this constitution. Without limitation, the chairman of a meeting of shareholders:

37.1.1 is responsible for the general conduct of, and the procedures to be adopted at, the meeting;

37.1.2 may make rulings or adjourn the meeting without putting a question (or any question) to the vote if that action is required to ensure the orderly conduct of the meeting;

37.1.3 may determine the procedures to be adopted for the casting or recording of votes;

37.1.4 may determine any dispute concerning the admission, validity or rejection of a vote at the meeting;

37.1.5 may terminate debate or discussion on any matter being considered at the meeting and require that matter to be put to a vote;

37.1.6 may refuse to allow debate or discussion on any matter which is not business referred to in the notice of meeting or is not business referred to in clause 32.4;

37.1.7 may refuse to allow any amendment to be moved to a resolution set out in the notice of meeting; and

37.1.8 may delegate to any person any power conferred by this clause 37.

37.2 The powers conferred on the chairman of a meeting of shareholders pursuant to this clause 37 shall not limit the powers otherwise conferred by law.

37.3 Unless the approval of the chairman of the meeting of shareholders is obtained, no person may move at any meeting of shareholders any resolution or any amendment of a resolution.

38. Adjournment

Based on replaceable rule s.249M

38.1 The chairman may adjourn a meeting of shareholders to any day, time and place with the consent of the shareholders able to vote at the meeting on a show of hands or a poll.

38.2 The chairman must adjourn a meeting of shareholders if the shareholders able to vote and holding a majority of votes at the meeting agree or direct the

chairman to do so. The chairman may adjourn the meeting to any day, time and place.

38.3 When a meeting is adjourned, new notice of the resumed meeting must be given if the meeting is adjourned for more than a month.

38.4 Only unfinished business is to be transacted at a meeting resumed after an adjournment.

39. How shareholders make decisions at meetings

39.1 A meeting of shareholders makes a decision by passing a resolution. A resolution is passed if more than 50% of the votes cast by the shareholders entitled to vote are in favour of the resolution (unless the law requires a special resolution).

39.2 A special resolution is passed if:

39.2.1 the notice of the meeting sets out an intention to propose the special resolution and states the resolution; and

39.2.2 it is passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

40. How voting is carried out

40.1 Unless a poll is properly requested, a resolution put to the vote at a meeting of shareholders must be decided on a show of hands.

40.2 If a poll is properly requested, the result of the poll is the resolution of the meeting.

40.3 A declaration by the chairman that a resolution is passed, or passed by a particular majority, or lost, and an entry to that effect in the minutes, are sufficient evidence of that fact, unless proved incorrect.

41. Polls

250K, 250L, replaceable rule 250M

41.1 A poll may be requested on any resolution.

41.2 A poll may be requested by:

41.2.1 at least five shareholders entitled to vote on the resolution;

41.2.2 shareholders with at least 5% of the votes that may be cast on the resolution on a poll; or

41.2.3 the chairman.

41.3 A poll may be requested:

41.3.1 before a vote is taken;

41.3.2 before the voting results on a show of hands are declared; or

41.3.3 immediately after the voting results on a show of hands are declared.

41.4 A request for a poll may be withdrawn.

41.5 A poll requested on a matter other than the election of a chairman or the question of an adjournment must be taken when and how the chairman directs.

41.6 A poll on the election of a chairman or the question of an adjournment must be taken immediately.

41.7 A request for a poll does not prevent the meeting dealing with other business.

42. How many votes a shareholder has

Listing Rule 6.9

42.1 Subject to the Listing Rules if the Company is listed, this constitution and any special rights or restrictions attached to a share, at a meeting of shareholders:

42.1.1 on a show of hands, each shareholder present (in person, by proxy, attorney or representative) has one vote; and

42.1.2 on a poll, each shareholder present (in person, by proxy, attorney or representative) has:

(a) one vote for each fully paid share they hold; and

(b) a fraction of a vote for each partly paid share they hold. The fraction must be equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited). Amounts paid in advance of a call are ignored.

42.2 In the case of an equality of votes, on a resolution at a meeting of shareholders (whether on a show of hands or on a poll), the chairman of the meeting has a casting vote in addition to any vote that the chairman of the meeting has in respect of that resolution.

42.3 If a share is held jointly and more than one shareholder votes the share, only the vote of the shareholder whose name appears first in the register of shareholders counts.

42.4 The parent or guardian of an infant shareholder may vote that infant's share, if the parent or guardian satisfies the Directors of the relationship or appointment before the meeting. If the infant's parent or guardian votes the share, the infant shareholder must not vote.

42.5 A person may vote a share if:

42.5.1 the person is entitled to be registered as the holder of the share because of a Transmission Event; and

42.5.2 the person satisfies the Directors of that entitlement before the meeting.

The shareholder must not vote a share if another person does so under this sub-clause.

42.6 A shareholder must not vote a share if:

42.6.1 a call or other amount is presently payable in respect of the share;

42.6.2 the shareholder is in breach of a Restriction Agreement in respect of the share; or

42.6.3 the Listing Rules or the Corporations Act require the Company to disregard the shareholder's vote in respect of the share.

42.7 The chairman must disregard any vote by a shareholder who is not entitled to vote.

43. Challenging a right to vote

43.1 A challenge to a right to vote at a meeting of shareholders may only be made:

43.1.1 before the meeting, to the Directors; or

43.1.2 at the meeting, to the chairman of the meeting.

43.2 The challenge must be decided by the Directors or the chairman (as the case may be), which decision is final.

44. Proxies, attorneys and representatives

44.1 A shareholder, who is entitled to vote at a meeting of shareholders, may vote:

44.1.1 on a show of hands:

(a) personally;

(b) by one proxy;

(c) by one attorney; or

(d) if a shareholder is a body corporate, by its representative, or by one proxy; or

44.1.2 on a poll:

(a) personally;

(b) if the shareholder is entitled to cast two or more votes at the meeting, by not more than two proxies;

(c) by one attorney; or

(d) if a shareholder is a body corporate, by its representative, or if the shareholder is entitled to cast two or more votes at the meeting, by not more than two proxies.

44.2 A proxy, attorney or representative need not be a shareholder of the Company.

44.3 A shareholder may appoint a proxy, attorney or representative for all or for particular meetings of shareholders.

44.4 An appointment of an attorney or representative must be in a form approved by the Directors.

44.5 An appointment of a proxy is valid if it is signed by the shareholder making the appointment and it contains the following information:

44.5.1 the shareholder's name and address;

44.5.2 the Company's name;

44.5.3 the proxy's name or the name of the office held by the proxy; and

44.5.4 the meetings at which the appointment may be used.

The chairman may decide to accept a proxy even if it contains only some of that information.

s.250A

44.6 Unless otherwise specified in the appointment, the, proxy, attorney or representative may:

249Y, 250D

44.6.1 agree to short notice for the meeting;

44.6.2 even if the appointment directs how to vote on a particular resolution:

(a) vote on an amendment to the particular resolution, a motion not to put the particular resolution or any similar motion; and

(b) vote on a procedural motion, including a motion to elect the chairman, to vacate the chair or adjourn the meeting;

44.6.3 speak at the meeting in respect of any resolution at a meeting in which the proxy, attorney or representative (as applicable) may vote;

44.6.4 vote (but only to the extent allowed by the appointment); and

44.6.5 request, or join in a request, for a poll on any resolution at a meeting of shareholders in which the proxy may vote.

44.7 If a person represents two or more shareholders, on a show of hands that person has only one vote for those shareholders voting in favour of a resolution and one vote for those voting against a resolution.

44.8 If a shareholder appoints two proxies or two attorneys in one instrument and both are present, on a show of hands only the first named proxy or attorney may vote.

44.9 The appointment may specify the proportion or number of votes that the proxy or attorney may exercise. If the shareholder appoints two proxies or two attorneys and the appointment does not specify the proportion or number of the shareholder's votes each proxy or attorney may exercise, on a poll each proxy or attorney may exercise half of the votes.

44.10 A later appointment of a proxy or attorney revokes an earlier one if both appointments could not be validly exercised at the meeting.

250A(7)

44.11 An appointment may specify the way a proxy or attorney is to vote on a particular resolution. A proxy may vote only as directed.

250A(4)

44.12 An appointment of a proxy is effective only if the Company receives the appointment (and any authority under which the appointment was signed or certified copy of the authority) at least 48 hours before the meeting or resumed meeting, unless the Directors decide to reduce that time. For the avoidance of doubt, where a meeting is resumed, any proxies received by the Company only apply to the items of business of the meeting which have not been resolved. The Company receives an appointment or authority when it is received at any of the following:

44.12.1 the Company's registered office;

44.12.2 a fax number at the Company's registered office; or

44.12.3 a place, fax number or electronic address specified for the purpose in the notice of meeting.

These requirements also apply to an appointment of an attorney.

44.13 Unless the Company receives written notice of the matter before the start or resumption of a meeting, a vote by a proxy, attorney or representative is valid even if:

44.13.1 there is a Transmission Event in respect of the shareholder;

44.13.2 the appointment of the proxy, attorney or representative is revoked;

44.13.3 the shareholder revokes the authority under which the proxy was appointed by a third party; or

44.13.4 the shareholder becomes an externally-administered body corporate.

44.14 A vote by a proxy, attorney or representative is valid even if the shareholder transfers the share for which the appointment was given, if the transfer is not

registered at the time of the meeting (or at any earlier time fixed by the Directors so that shareholders at that time are taken to be shareholders at the time of the meeting).

44.15 A proxy or attorney may take part in a meeting of shareholders even if the appointor or representative is present. However, if the appointor or representative votes on a resolution, the proxy or attorney must not vote.

45. Proportional takeovers

648D – G These expire after 3 years (or shorter specified period).

45.1 If offers are made under a proportional takeover bid for securities of the Company:

45.1.1 the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution (an **approving resolution**) to approve the bid is passed in accordance with this clause;

45.1.2 a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote on an approving resolution;

45.1.3 the Directors may determine whether an approving resolution is voted on:

(a) at a meeting, convened and conducted by the Company, of the persons entitled to vote on the resolution; or

(b) by means of a postal ballot conducted by the Company in accordance with the procedure set out in this clause; and

45.1.4 an approving resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

45.2 The provisions that apply to a general meeting of the Company apply, with such modifications as the Directors decide are necessary, to a meeting convened under this clause.

45.3 In a postal ballot:

45.3.1 the Company must send a notice of postal ballot and ballot paper, to all persons holding shares in the relevant class, at least 14 days (or any shorter period the Directors decide) before the ballot closing date;

45.3.2 non-receipt of a notice of postal ballot or ballot paper, or accidental failure to give a notice of postal ballot or ballot paper to a shareholder entitled to receive them, does not invalidate the postal ballot or any resolution passed under the postal ballot;

45.3.3 the notice of postal ballot must contain the text of the proposed resolution and the ballot closing date, and may contain any other information the Directors consider appropriate;

45.3.4 each ballot paper must specify the name of the shareholder entitled to vote;

45.3.5 a postal ballot is only valid if the ballot paper is properly completed and:

(a) if the shareholder is an individual, signed by the individual or a duly authorised attorney; or

(b) if the shareholder is a corporation, executed by the corporation in any way permitted by its constitution or the Corporations Act or by a duly authorised officer or duly authorised attorney;

45.3.6 a postal ballot is only valid if the Company receives the ballot paper (and any authority under which the ballot paper is signed or a certified copy of the authority) before the close of business on the ballot closing date at the registered office or share registry of the Company or any other place specified for that purpose in the notice of postal ballot; and

45.3.7 a person may revoke a postal ballot vote by notice received by the Company before the close of business on the ballot closing date.

Part 6 – Directors

46. Number of Directors

201A

46.1 There must be at least three Directors and at most nine Directors.

46.2 The Company in general meeting may:

46.2.1 increase or reduce the number of Directors; and

46.2.2 decide in what rotation the increased or reduced number retires.

47. Appointment of Directors

Listing Rules 14.3-5

47.1 The Directors may appoint a Director.

47.2 The Company in general meeting may appoint a Director.

47.3 A person is eligible for election as a Director at a general meeting only if:

47.3.1 the person is a Director retiring under the next clause and notifies the Company that he or she is available for re-election; or

47.3.2 the person has signed a consent to nomination and lodged it at the Company's registered office.

The Company must accept these notices and nominations up to 30 Business Days (the same applies in the case of a meeting that shareholders requested the Directors to call) before the general meeting. The Directors may decide to accept these notices and nominations closer to the date of the general meeting.

47.4 Subject to the Corporations Act, an employee of the Company may be appointed a Director and a Director of the Company may be appointed an employee of the Company.

48. Compulsory retirement

48.1 The following Directors automatically retire at the end of each annual general meeting:

48.1.1 any Director appointed by the Directors since the last annual general meeting;

48.1.2 one third (or if that is not a whole number, the next lowest whole number) of the other Directors (not counting the managing Director) provided that there must be at least one retiring Director; and

Listing Rules 14.4

48.1.3 any Director (not counting the managing Director) for whom this would be the third annual general meeting since their last appointment or three years since their last appointment (whichever is the longer).

48.2 The Directors who must retire under clause 48.1.2 are those Directors who have been longest in office since their initial appointment on registration or their last election (whichever is later). If they became Directors on the same day, they may agree who retires. If they do not agree, they must select by lot who retires.

48.3 This clause does not apply to the managing Director.

49. Vacation of office

203B, 206A, 206B

A Director ceases to be a Director if:

49.1 the Corporations Act so provides;

49.2 the Director resigns by notice to the Company;

49.3 the Company in general meeting removes the person as a Director;

49.4 the Director is absent, without the consent of the Directors, from all Directors' meetings over any six month period;

49.5 the Director becomes mentally incapable and the Director's estate or property has had a personal representative or trustee appointed to administer it;

49.6 the Director automatically retires under the previous clause; or

49.7 the Director is an executive Director, the Director ceases to be an executive of the Company.

50. Alternate Directors

50.1 A Director may appoint an alternate for a specified period if the alternate is approved by a majority of Directors.

50.2 An appointment is only effective if:

50.2.1 it is in writing;

50.2.2 both the alternate and the appointor signs it; and

50.2.3 the Company is given notice of it.

50.3 The appointor may terminate the alternate's appointment at any time.

50.4 A termination is effective only if:

50.4.1 it is in writing;

50.4.2 the appointor signs it; and

50.4.3 the Company is given notice of it.

50.5 The alternate need not be a shareholder or Director of the Company.

50.6 The alternate is entitled to notice of Directors' meetings.

50.7 If the appointor is not present, the alternate may:

50.7.1 attend the Directors' meeting, be counted in the quorum, speak, and vote in the place of the appointor; and

50.7.2 exercise any other powers (except the power to appoint an alternate) that the appointor may exercise.

50.8 A person may only act as an alternate for one Director.

50.9 If the appointor ceases to be a Director, the alternate cannot exercise the appointor's powers.

50.10 Where:

50.10.1 an appointor ceases to be a Director; and

50.10.2 that appointor's alternate purports to do an act as a Director,

that act is as valid, in relation to a person dealing with the Company in good faith and for value and without actually knowing that the appointor has ceased to be a Director, as if the appointor had not ceased to be a Director.

50.11 The Company may pay an alternate remuneration in the amount the relevant appointor decides, in reduction of the appointor's remuneration.

50.12 While acting as a Director, an alternate is an officer of the Company and not the agent of the appointor.

51. Remuneration

Replaceable rule 202A, 211, 212, Listing Rules 10.17

51.1 The Company may remunerate each Director as the Directors decide, but the total amount of the remuneration of non-executive Directors may not exceed the amount fixed by the Company in general meeting for that purpose (if any).

51.2 A Director's remuneration may be any combination of:

51.2.1 a stated salary;

51.2.2 a fixed sum for each attendance at a Directors' meeting; and

51.2.3 if a non-executive Director, a share of the amount fixed under clause 51.1 of this clause, divided among them as the Directors decide and in default equally.

51.3 A Director's remuneration must not include a commission on, or percentage of, operating revenue.

51.4 A stated salary or a share of a fixed amount accrues from day-to-day.

51.5 The Company must also pay travelling and other expenses that a Director properly incurs on the Company's business.

51.6 If a Director performs extra or special services for the Company, the Company may pay to the Director any special remuneration the Directors decide, in addition to the Director's normal remuneration.

51.7 The Company may pay a former Director, or the estate of a Director who dies in office, a benefit for past services as the Directors decide. This must not exceed the amount permitted by the Corporations Act and the Listing Rules if the Company is listed.

51.8 The Company may establish or support superannuation or similar funds for the Directors, as the Directors decide or as required by law.

52. Share qualification

52.1 A Director need not be a shareholder of the Company.

52.2 A Director, who is not a shareholder, may still attend and speak at meetings of shareholders.

53. Director's interests

191, 195, Chapter 2D.1

53.1 Subject to the Corporations Act and the Listing Rules if the Company is listed, a Director may:

53.1.1 hold an office or place of profit (except as auditor) in the Company, on any terms the Directors decide;

53.1.2 hold an office or otherwise be interested in any related body corporate or other body corporate in which the Company is interested; and

53.1.3 retain benefits for doing so.

53.2 Subject to the Corporations Act and the Listing Rules if the Company is listed:

53.2.1 a Director who has a material personal interest in a matter that is being considered at a Directors' meeting must not be present during the consideration of the matter and may not vote on the matter;

53.2.2 a Director (or a Spouse, parent or child of a Director or child of a Spouse, or any entity in which a Director or a Spouse, parent or child of a Director or child of a Spouse has an interest) may contract or make an arrangement with the Company (or a related body corporate or a body corporate in which the Company is interested) in any matter in any capacity;

53.2.3 a Director may sign for the Company, or attest the affixing of the common seal to, any document in respect of that contract or arrangement;

53.2.4 a Director may retain benefits under that contract or arrangement; and

53.2.5 the Company cannot avoid that contract or arrangement because of the Director's interest.

Part 7 - Proceedings of Directors

54. Circulating resolutions

Replaceable rule 248A

54.1 The Directors may pass a resolution without a Directors' meeting being held, if all Directors entitled to vote on the resolution sign a document containing a statement that they are in favour of the resolution set out in the document.

54.2 Separate copies of a document may be used for signing by Directors, if the wording of the resolution and statement is identical in each copy.

54.3 The resolution is passed when the last of the Directors who approves the resolution signs.

54.4 Passage of the resolution must be recorded in the Company's minute book.

55. Meetings

248D

55.1 The Directors may meet, adjourn and otherwise regulate their meetings as they decide.

55.2 A Directors' meeting may be held using any technology consented to by all the Directors. The consent may be a standing one. A Director may only withdraw consent within a reasonable period before the meeting.

55.3 If a Directors' meeting is held by telephone link-up or other contemporaneous audio or audio visual communication, a Director is taken to be present unless the Director states to the chairman that the Director is disconnecting his or her telephone or communication device.

56. Calling meetings

56.1 Any Director may call a Directors' meeting.

56.2 On the request of any Director, the company secretary must call a Directors' meeting.

57. Notice

248D

57.1 Unless otherwise agreed, reasonable notice of a Directors' meeting must be given to each Director and each alternate.

57.2 The notice must:

57.2.1 specify the day, time and place of the meeting;

57.2.2 state the general nature of the business to be transacted; and

57.2.3 be given at least 48 hours before the meeting, unless all Directors otherwise agree.

57.3 Non-receipt of notice of a meeting, or failure to give notice of a meeting to a Director or an alternate, does not invalidate anything done at the meeting if:

57.3.1 the failure was accidental;

57.3.2 the Director or alternate gives notice to the Company that he or she waives the notice or agrees to the thing done at the meeting; or

57.3.3 the Director or alternate attends the meeting.

58. Quorum

58.1 The quorum for a Directors' meeting is two Directors, unless the Directors otherwise decide.

58.2 In determining whether a quorum is present, the chairman must count alternates. If a Director is also an alternate, the chairman must count the Director as a Director and separately as an alternate. Despite anything else in this clause 58.2, there must always be at least two persons actually present to form a quorum.

58.3 In determining whether a quorum is present, the chairman must not count a Director if he or she is not entitled to vote on a particular resolution under the Corporations Act, the Listing Rules or under this constitution.

58.4 If there are not enough Directors in office to form a quorum, the remaining Directors may act only:

58.4.1 to increase the number of Directors to a quorum;

58.4.2 to call a general meeting of the Company; or

58.4.3 in an emergency.

59. Chairman and deputy chairman

59.1 The Directors may elect a Director as chairman for any period they decide.

59.2 The Directors may elect a Director as deputy chairman for any period they decide.

59.3 The Directors may remove the chairman or deputy chairman.

59.4 The Directors may decide that either office is an extra or special service for the Company, for the purpose of deciding special remuneration.

59.5 The chairman is entitled to chair each Directors' meeting.

59.6 If there is no chairman, or if the chairman is not present within 10 minutes after the time appointed for the meeting or is unable or unwilling to act, the deputy chairman may chair the Directors' meeting. If there is no deputy chairman, or if the deputy chairman is not present within 10 minutes after the time appointed for the meeting or is unable or unwilling to act, the Directors present must elect one of themselves to chair the meeting.

59.7 If the chairman is unable or unwilling to chair a part of the meeting, the deputy chairman may chair that part. If there is no deputy chairman, or the deputy chairman is unable or unwilling to act, the Directors present must elect one of themselves to chair that part.

60. Decisions of Directors

60.1 Subject to the Corporations Act, each Director has one vote.

60.2 If a Director is also an alternate, the Director has one vote as a Director and one vote as an alternate. If a person is an alternate for more than one Director, the person has one vote for each appointment.

60.3 A resolution of the Directors is passed by a majority of votes cast.

60.4 Subject to the Listing Rules if the Company is listed, the chairman has a casting vote.

Listing Rule 14.10

Part 8 - Directors' powers

61. General powers

61.1 The business of the Company is managed by or under the direction of the Directors.

61.2 The Directors may exercise all the powers of the Company except any powers that the Corporations Act or this constitution requires the Company to exercise in general meeting.

62. Execution of documents

127

62.1 The Company may execute a document without a common seal if the document is signed by:

62.1.1 two Directors of the Company; or

62.1.2 a Director and a company secretary of the Company.

62.2 If the Company has a common seal, it may execute a document if the seal is fixed to the document and the fixing of the seal is witnessed by:

62.2.1 two Directors of the Company; or

62.2.2 a Director and a company secretary of the Company.

62.3 The Company may execute a document only if authorised by the Directors or by a committee of Directors authorised by the Directors to do so. The Directors may also authorise particular persons or classes of persons to execute documents on behalf of the Company subject to such limitations as the Directors decide.

62.4 The Directors may decide, generally or in a particular case, that any two Directors or any Director and company secretary may sign certificates for securities of the Company by mechanical or other means.

62.5 This clause does not limit the ways in which the Directors may decide that the Company may execute a document (including a deed).

63. Negotiable instruments

The Directors may decide how negotiable instruments (including cheques) may be signed, drawn, accepted, endorsed or otherwise executed.

64. Committee and delegate

64.1 The Directors may delegate any of their powers (including this power to delegate) to a committee of Directors or to one Director.

64.2 The Directors may revoke or vary that delegation.

64.3 A committee or delegate must exercise the powers delegated subject to any directions of the Directors. The effect of the committee or delegate exercising a power in this way is the same as if the Directors exercised it.

64.4 Part 7 applies with the necessary changes to meetings of a committee.

64.5 The Directors may decide that membership of a committee or acting as a delegate is an extra or special service for the Company, for the purpose of deciding special remuneration.

65. Attorney and agent

65.1 The Directors may appoint any person to be the attorney or agent of the Company for any purpose, for any period and on any terms (including as to remuneration) the Directors decide.

65.2 The Directors may delegate any of their powers (including the power to delegate) to an attorney or agent.

65.3 The Directors may revoke or vary:

65.3.1 the appointment; or

65.3.2 any power delegated to the attorney or agent.

Part 9 - Executive officers

66. Managing Director

66.1 The Directors may appoint one of themselves as managing Director, for any period and on any terms (including as to remuneration) the Directors decide.

66.2 Subject to any agreement between the Company and the managing Director, the Directors may remove or dismiss the managing Director at any time, with or without cause.

66.3 The managing Director will not be subject to retirement by rotation.

66.4 The Directors may delegate any of their powers (including the power to delegate) to a managing Director.

66.5 The Directors may revoke or vary:

66.5.1 the appointment; or

66.5.2 any power delegated to the managing Director.

66.6 A managing Director must exercise the powers delegated subject to any directions of the Directors. The effect of the managing Director exercising a power in this way is the same as if the Directors exercised it.

66.7 A person automatically ceases to be managing Director if the person ceases to be a Director or an executive of the Company.

67. Company secretary

67.1 The Directors may appoint one or more company secretaries, for any period and on any terms (including as to remuneration) the Directors decide.

67.2 Subject to any agreement between the Company and the company secretary, the Directors may remove or dismiss the company secretary at any time, with or without cause.

67.3 Unless the Directors otherwise decide, the company secretary is the public officer of the Company.

68. Indemnity

199A, 199B

68.1 To the extent permitted by the Corporations Act, the Company:

68.1.1 must indemnify each person who is or has been an Officer of the Company against any liability incurred by the person as an Officer of the Company; and

68.1.2 may pay a premium for a contract insuring an Officer of the Company against that liability.

68.2 Subject to the Corporations Act, the Company may enter into an agreement or deed with an Officer under which the Company must do all or any of the following:

68.2.1 keep a set of the Company's books (including minute books) and allow the Officer and the Officer's advisers access to the books for any period agreed;

68.2.2 indemnify the Officer against any liability incurred by the Officer as an Officer; and

68.2.3 keep the Officer insured for any period agreed in respect of any act or omission by the Officer while an Officer.

68.3 In this clause, **Officer** means an officer of the Company or of a subsidiary of the Company or both.

Part 10 – Dividends

69. Who may determine Dividends

254T

69.1 Subject to any special rights or restrictions attached to a share, the Directors may pay Dividends as they decide but only out of profits.

69.2 The Directors may determine that a Dividend will be payable on a share and fix:

69.2.1 the amount;

69.2.2 the time for payment; and

69.2.3 the method of payment.

The methods of payment may include the payment of cash, the issue of shares or other securities, the grant of options and the transfer of assets.

69.3 If the Directors do not exercise their power under this clause, the Company in general meeting may.

70. Dividends for different classes

Dividends may be paid:

70.1 on shares of one class but not another; and

70.2 at different rates for different classes.

71. Dividends proportional to paid up capital

Listing Rules 6.11

71.1 Subject to any special rights or restrictions attached to a share:

71.1.1 the holder of a fully paid share is entitled to the full Dividend on the share (whether the issue price was paid or credited or both); and

71.1.2 the holder of a partly paid share is not entitled to a greater proportion of a Dividend than the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the share.

71.2 Amounts paid or credited as paid in advance of a call are ignored.

72. Transfers before payment of Dividend

Subject to the Listing Rules if the Company is listed, the Directors may fix a record date to identify shareholders entitled to a Dividend. A transferee of shares is entitled to a Dividend on the shares only if:

72.1 the Directors fix a record date and the transfer is registered or left with the Company for registration on or before the record date; or

72.2 the Directors do not fix a record date and the transfer is registered or left with the Company for registration on or before the date the Directors pass the resolution that a Dividend will be payable.

73. No interest

Interest is not payable on a Dividend.

74. Calls

The Directors may deduct from a Dividend payable to or for a shareholder any money presently payable by the shareholder to the Company for calls or otherwise in respect of any shares held by the shareholder.

75. Capitalising profits

254S

75.1 The Directors may capitalise any profits and distribute that capital to the shareholders, in the same proportions as the shareholders are entitled in a distribution by Dividend.

75.2 The Directors may decide to apply that capital in either or both of the following ways:

75.2.1 in paying up amounts unpaid on shares already issued; or

75.2.2 in paying up in full any unissued shares or other securities in the Company.

75.3 The shareholders must accept that application of capital in full satisfaction of their interests in the capital.

76. Transfer of assets

The Directors may settle any problem about a distribution under this Part in any way. This may include:

76.1 rounding up or down amounts to the nearest whole number;

76.2 ignoring fractions;

76.3 valuing assets for distribution;

76.4 paying cash to any shareholder on the footing of the valuation of the assets; or

76.5 vesting assets in trustees on trust for the shareholders entitled.

77. Notice of Dividend

The Company must give to the shareholders notice of any Dividend.

78. Payments

78.1 The Company may pay Dividends and other amounts in respect of a share, at the sole discretion of the Directors:

78.1.1 by crediting a financial institution account authorised by the shareholder; or

78.1.2 by cheque or warrant posted to:

(a) the address of the holder of the share shown in the register of shareholders;

(b) if joint holders, to the address (shown in the register of shareholders) of the holder named first in the register of shareholders; or

(c) to any other address which the holder or joint holders direct in writing.

78.2 A cheque may be made payable to bearer or to the order of the shareholder or any other person the shareholder directs.

78.3 Any joint holder of a share may give an effective receipt for the Dividend or other amounts paid in respect of the share.

79. Dividend reinvestment plan

The Directors may:

79.1 implement a dividend reinvestment plan on any terms, under which the Dividends of participants are applied in subscribing for securities of the Company or a related body corporate; and

79.2 amend, suspend or end the plan.

80. Dividend selection plan

The Directors may:

80.1 implement a dividend selection plan on any terms, under which participants may choose:

80.1.1 to receive a Dividend from the Company out of profits derived from a particular source; or

80.1.2 to forego a Dividend from the Company in place of another distribution from the Company or another body corporate or a trust; and

80.2 amend, suspend or end the plan.

81. Unclaimed Dividends

The Directors may invest unclaimed Dividends for the benefit of the Company, until they are claimed or dealt with under a law about unclaimed money.

82. Restricted securities

A shareholder is not entitled to a Dividend on restricted securities (within the meaning of the Listing Rules) under a current Restriction Agreement, while in breach of the agreement.

Part 11 - Winding up

83. Distribution of assets

Subject to any special rights or restrictions attached to shares:

83.1 if on a winding up there are enough assets to repay all capital to shareholders, all capital must be repaid to the shareholders and any surplus must be distributed among the shareholders in proportion to the amounts paid on their respective shares before the winding up began; or

83.2 if on a winding up there are not enough assets to repay all capital to shareholders, the available assets must be distributed among the shareholders in proportion to the amounts paid on their respective shares before the winding up began (without the necessity of a call up).

84. Distribution of property in kind

84.1 Subject to any special rights or restrictions attached to shares, on a winding up, the liquidator may, with the sanction of a special resolution of shareholders:

84.1.1 distribute among the shareholders the whole or any part of the property (in its actual state) of the Company; or

84.1.2 decide how to distribute the property as between the shareholders or different classes of shareholders.

84.2 The liquidator may settle any problem about a distribution under this clause in any way. This may include:

84.2.1 rounding up or down amounts to the nearest whole number;

84.2.2 ignoring fractions;

84.2.3 valuing assets for distribution;

84.2.4 paying cash to any shareholder on the footing of the valuation of the assets;

84.2.5 vesting assets in a trustee on trust for the shareholders entitled; or

84.2.6 capitalising profits and distributing capital as if the liquidator were the Directors.

84.3 A shareholder need not accept a security carrying a liability.

85. Restricted shares

Restricted shares, under a Restriction Agreement current at the start of the winding up, must rank behind all other shares in the repayment of capital on a winding up.

86. Commissions

86.1 The Company must not pay to a Director, the Directors or a liquidator a commission or fee for sale of assets on a winding up, unless approved by the shareholders.

86.2 The Company must notify the shareholders of the amount of the proposed commission or fee in the notice of the shareholders' meeting.

Part 12 – Records

87. Register

168, 169

The Company must keep a register of shareholders in accordance with the Corporations Act.

88. Branch registers

88.1 The Company may keep a branch register of shareholders in any place.

88.2 The Directors may regulate the transfer of shares among the main register of shareholders and branch registers of shareholders.

89. Inspection

172, 173, 1300

The Company must allow inspection of any register of shareholders only as required by the Corporations Act.

90. Evidence of register

176

Unless proved incorrect, the register of shareholders is sufficient evidence of the matters shown in the register.

91. Minute book

251A

91.1 The Company must keep minute books in which it records within one month:

91.1.1 proceedings and resolutions of meetings of the members;

91.1.2 proceedings and resolutions of Directors' meetings (including meetings of a committee of Directors);

91.1.3 resolutions passed by members without a meeting; and

91.1.4 resolutions passed by Directors without a meeting.

91.2 The Company must ensure that minutes of a meeting are signed within a reasonable time after the meeting by one of the following:

91.2.1 the chair of the meeting; or

91.2.2 the chair of the next meeting.

91.3 The Company must ensure that minutes of the passing of a resolution without a meeting are signed by a Director within a reasonable time after the resolution is passed.

92. Evidence of minutes

A minute that is so recorded and signed is evidence of the proceeding, resolution or declaration to which it relates, unless the contrary is proved.

93. Financial records

286

93.1 The Company must keep the financial records required by the Corporations Act.

93.2 The financial records must be audited as required by the Corporations Act.

94. Inspection

247A, 290

Unless authorised by the Directors or the Company in general meeting or the Corporations Act, a shareholder is not entitled to inspect the Company's books.

Part 13 - Notices and interpretation

95. In writing

Notice must be in writing and in English, and may be given by an authorised representative of the sender.

96. Notice to shareholders

249H, 249J, 249L

96.1 The Company may give notice to a shareholder:

96.1.1 personally;

96.1.2 by sending it by post to the address of the shareholder in the register of shareholders or the alternative address (if any) nominated by the shareholder; or

96.1.3 by sending it to the fax number or electronic address (if any) nominated by the shareholder.

96.2 The Company may give notice to a person entitled to a share because of a Transmission Event in the same ways.

96.3 Notice to joint shareholders must be given to the joint shareholder named first in the register of shareholders.

96.4 Notice to a person, entitled to a share because of a Transmission Event, is taken to be notice to the shareholder.

96.5 A notice to a shareholder is sufficient, even if the shareholder (whether or not a joint shareholder) is dead, mentally incapacitated, an infant, bankrupt or an externally-administered body corporate, and the Company has notice of that event.

96.6 A person, entitled to a share because of a transfer, Transmission Event or otherwise, is bound by every notice given in respect of the share.

97. Notice to Directors

248D

The Company may give notice to a Director or alternate Director:

97.1 personally;

97.2 by sending it by post to the Director's or alternate Director's usual residential or business address or any other address nominated by them;

97.3 if a notice calling a meeting - by sending it to the fax or electronic address (if any) nominated by the Director or alternate, only if all the Directors have consented to the use of that technology; or

97.4 if any other kind of notice - by sending it to the fax or electronic address (if any) nominated by the Director or alternate.

98. Notice to the Company

98.1 A person may give notice to the Company:

98.2 by leaving it at the Company's registered office;

98.3 by sending it by post to the Company's registered office; or

98.4 by sending it to the fax or electronic address (if any) of the Company's registered office.

99. Addresses outside Australia

A notice sent by post to or from a place outside Australia must be sent by air mail.

100. Time of service

100.1 A notice sent by post within Australia is taken to be given one day after posting.

100.2 A notice sent by post to or from a place outside Australia is taken to be given two days after posting.

100.3 A notice sent by fax, or other electronic means, is taken to be given on the Business Day after it is sent (if the sender's transmission report shows that the whole notice was sent to the correct facsimile number).

101. Listing Rules

Listing Rules Appendix 15A

If the Company is listed on ASX:

101.1 notwithstanding anything contained in this constitution, if the Listing Rules prohibit an act being done, the act must not be done;

101.2 nothing contained in this constitution prevents an act being done that the Listing Rules require to be done;

101.3 if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

101.4 if the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is deemed to contain that provision;

101.5 if the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is deemed not to contain that provision; and

101.6 if any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is deemed not to contain that provision to the extent of the inconsistency.

102. Operating rules of CS facility

The Company must comply with the operating rules of the CS facility if the Company is bound by those rules.

103. Interpretation

In this constitution, unless the context otherwise requires:

103.1 subject to the next clause, a word or phrase has the same meaning as it has in the Corporations Act;

103.2 singular includes plural and plural includes singular;

103.3 words of one gender include any other gender;

103.4 reference to legislation includes any amendment to it, any legislation substituted for it, and any statutory instruments issued under it and in force;

103.5 reference to a person includes a corporation, a firm and any other entity;

103.6 headings do not affect interpretation; and

103.7 the Company must not exercise any power in contravention of the Corporations Act or the Listing Rules if the Company is listed or the operating rules of the CS facility, if applicable.

104. Definitions

In this constitution:

ASX means Australian Stock Exchange Limited and any successor body;

ASIC means the Australian Securities and Investments Commission;

ASTC means the ASX Settlement and Transfer Corporation Pty Limited;

Business Day means:

(a) while the Company is listed on ASX, Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day; or

(b) while the Company is not listed on ASX, any day except a Saturday or Sunday or other public holiday in the State of New South Wales Australia;

Company means the company named in clause 1 (as that name may be changed from time to time);

Corporations Act means the Corporations Act 2001 as amended or replaced from time to time;

CS Facility means the prescribed Australian clearing and settlement facility;

Directors means the directors of the Company and may include an alternate director;

Dividend means a dividend paid or to be paid by the Company and includes, without limitation, interim dividend and bonus;

Listing Rules means the listing rules of ASX and any other rules of ASX which are applicable while the Company is listed on ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

Restriction Agreement means a restriction agreement within the meaning of the Listing Rules;

Spouse of a person means:

(a) that person's husband, wife, widow or widower (whether or not remarried); or

(b) anyone else who, although not legally married to that person, in the Directors' opinion, lives or lived with that person on a genuine domestic basis as the husband or wife of that person; and

Transmission Event means:

(a) if the shareholder is an individual - death, bankruptcy, or becoming of unsound mind or becoming a person whose property is liable to be dealt with under a law about mental health; or

(b) if the shareholder is a body corporate - the deregistration or winding up of the shareholder or the succession by another body corporate to the assets and liabilities of the shareholder.

205 page 1/1 15 July 2001

ASIC registered agent number 17535
lodging party or agent name
office, level, building name or PO Box no. Level 23, Governor Macquarie Tower
street number & name 1 Farrer PLace
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9253 9999
facsimile (02) 9253 9900
DX number 10216 suburb/city Sydney Stock Echange

[redacted]

ASS ☐ CASH ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
resolution

form 205

Corporations Act 2001
Regulation 1.0.12

Company name PHARMAXIS LTD
ACN 082 811 630

Subject(s) of the resolution

(tick boxes which apply)

157(2)	change of company name	☐	A
162(3)	change from public company to proprietary company	☐	B
162(3)	change from proprietary company to public company	☐	C
162(3)	change from no-liability company to company limited by shares	☐	F
162(3)	change from limited company to unlimited company	☐	G
162(3)	change from unlimited company to limited company	☐	H
162(3)	change from company limited by guarantee to company limited by shares	☐	AA
167AA(1)	change from company limited by both shares & guarantee to company limited by shares	☐	AB
167AA(1)	change from company limited by both shares & guarantee to company limited by guarantee	☐	AC
162(3)	change from limited (mining) company to a no-liability company	☐	X
136(5)	alteration of constitution	☒	J
491(1)	voluntary winding up by members	☐	L
491(1)	voluntary winding up by creditors	☐	M
461(2)	company resolved to be wound up by Court	☐	AD
506(1B)	powers & duties of liquidator (voluntary)	☐	AF
507(11)	company's arrangement with liquidator	☐	AG
510(1A)	binding arrangements on company/creditors	☐	AH
	other	☐	R

section number
brief description

Details of the resolution (tick the appropriate box & provide details)

date of meeting 25/9/2003

The resolution ☒ set out below
☐ in the attached annexure marked "..................." (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001.

The Resolution

Resolved that approval be given to:
a) repeal the existing consitution of the Company;
b) adopt a new constitution (containing a proportional takeover provision) in substantially the form enclosed with this resolution as annexure A,
with effect immediately prior to the issue and allotment of shares under the inital public offer.

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☐ no

if yes, provide business name(s) registration details

Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

RECEIVED 1 OCT 2003 ASIC SSC

RECEIVED 2004 AUG 26 A II: 15 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Signature

I certify that the information in this form is true and correct.

print name DAVID MCGARVEY capacity COMPANY SECRETARY

sign here [signature] date 30/9/03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Pharmaxis Ltd ACN 082 811 630

A fully underwritten Offer of 42 million Shares at an issue price of $0.50 to raise $21 million with an ability to accept oversubscriptions of up to 8 million Shares to raise up to $4 million

Prospectus







pharmaxis

Wilson HTM INVESTMENT GROUP

Underwriter and Lead Manager
Wilson HTM Corporate Finance Ltd
ACN 057 547 323

pharmaxis

Pharmaxis is an emerging pharmaceutical company devoted to the research, development and commercial application of new treatment options for autoimmune and respiratory diseases.

Contents

Section

IMPORTANT INFORMATION

This Prospectus is dated 26 September 2003.

A copy of this Prospectus was lodged with ASIC on 26 September 2003. Neither ASIC nor ASX, or any of their officers, take any responsibility for the contents of this Prospectus.

No applications for Shares will be accepted nor will Shares be issued on the basis of this Prospectus:

(a) earlier than seven days after lodgement of this Prospectus with ASIC or any longer period required by ASIC under section 727(3) of the Corporations Act 2001; or

(b) later than 13 months after the date of this Prospectus (i.e. 25 October 2004).

The Prospectus has not been, nor will it be, lodged, filed or registered with any regulatory authority under the securities laws of any other country. The Shares the subject of this Prospectus have not been, nor will they be, approved by or registered with any regulatory authority of any other country.

This Prospectus does not constitute an offer or issue in any place in which, or to any person to whom, it would not be lawful to make such an offer or issue. If this is an electronic Prospectus, the offer of Shares under the electronic Prospectus is only made to persons receiving the electronic Prospectus within Australia who reside in Australia.

No person is authorised to give any information or make any representation in connection with the Offer other than as contained in this Prospectus. Any information or representation in connection with the Offer not contained in this Prospectus is not, and may not be relied on as having been, authorised by the Company (or any of its officers).

The Company will place this Prospectus on the Company's website at www.pharmaxis.com.au. Persons who receive a copy of this Prospectus in electronic form are entitled to obtain a paper copy of the Prospectus free of charge by contacting the Company.

Investors can only apply for Shares on the Application Form accompanying a complete paper copy of this Prospectus or a completed downloaded copy of the electronic Prospectus and on the terms and conditions set out in this Prospectus.

This document is important and it should be read in its entirety. The research, development, manufacturing, marketing and sales of pharmaceutical products involve a number of risks. The Shares offered under this Prospectus should be viewed as a speculative investment. You should consult your professional advisor about the contents of this Prospectus.

1 : Summary of the Offer

Section

The Company is seeking to raise approximately $21 million through the fully underwritten Offer of 42 million new Shares at an issue price of $0.50 each with an ability to accept oversubscriptions of up to 8 million new Shares to raise up to a further $4 million. All Shares to be issued are new fully paid ordinary Shares in the capital of the Company.

Summary of the Offer

Amount to be raised	$21 million (with an ability to accept oversubscriptions up to a further $4 million)
Offer price per Share	$0.50
Number of new Shares being offered under this Prospectus	42 million (with an ability to accept oversubscriptions of up to 8 million Shares)
Number of existing Shares (at the time of issue and allotment of new Shares under the Offer)	58 million
Total number of Shares at the time of issue and allotment of Shares under the Offer	100 million (plus any oversubscriptions)
Indicative market capitalisation on quotation of the Company at the Offer Price	$50 million (plus any oversubscriptions)

Notes:

(i) Table excludes the 10,184,000 existing unlisted options currently granted (of which 5,360,000 are vested).

(ii) Figures rounded.

Indicative Key Dates

Prospectus lodged with ASIC	26 September 2003
Expected Opening Date	7 October 2003
Expected Closing Date	31 October 2003
Expected date for dispatch of holding statements	12 November 2003
Expected date of quotation for the Company's Shares on the ASX	14 November 2003

The Directors expressly reserve the right to vary the Offer dates. The Directors also reserve the right not to proceed with the Offer. In that case Application Money will be returned without interest. In any event, no Application Form for Shares will be accepted nor will Shares be issued until the expiry of a minimum period of seven days or any longer period required by ASIC under section 727(3) of the Corporations Act, after lodgement of this Prospectus with ASIC.

2 :Chairman's Letter

Section



Dear Investor

On behalf of the board of Directors, it is with great pleasure that I invite you to become a shareholder of Pharmaxis Ltd.

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases.

Pharmaxis' key strength lies in its diversified portfolio of products at various stages of development which target highly attractive international markets across a range of diseases. Pharmaxis is supported by an experienced board of Directors and led by a management team with a proven track record in developing and commercialising breakthrough products.

Pharmaxis' portfolio of products capitalises on an internationally recognised base of Australian research in respiratory diseases and immunology. Pharmaxis' projects include new treatments for multiple sclerosis, cystic fibrosis, rheumatoid arthritis, chronic bronchitis and bronchiectasis, as well as a lung function test for people with airway diseases, including asthma, which is already in the final stage of clinical trials.

Pharmaxis' main projects in later stage development address respiratory diseases. In the 12 months to June 2003 the respiratory therapeutic market represented the fourth largest therapeutic category with worldwide sales of US$27 billion.

Pharmaxis' strategy is to build a fully integrated specialist pharmaceutical company with activities spanning research and development, through to the manufacture and marketing of its products to clinicians across major international markets. In selected situations, Pharmaxis may secure value for its products by developing collaborative relationships with market leaders.

Pharmaxis is well advanced in many of its development programs, it has the use of research and development facilities at the Australian National University and has established a modern manufacturing plant in Sydney. The manufacturing plant has been licensed by the Therapeutics Goods Administration and is currently manufacturing product for clinical trials.

Pharmaxis' board and management have significant medical research, development and manufacturing expertise. To date, Pharmaxis has secured the benefit of five government research and development grants and has obtained equity funding from reputable and knowledgeable investors and a prestigious Australian research institute. Existing shareholders, Directors and management have committed to purchase $6 million worth of new Shares under this Prospectus. All independent Directors and senior management have indicated their intention to subscribe to this Offer.

Pharmaxis is seeking to raise $21 million under this Offer which will be used predominantly for the further development of its products and technologies.

An investment in Pharmaxis involves a number of risks but also provides an excellent opportunity to participate in the building of an internationally competitive pharmaceutical company. On behalf of the board of Directors, I commend this Offer to you and recommend that you read this Prospectus in full. I look forward to welcoming you as a shareholder of Pharmaxis.

Yours faithfully

Denis Hanley AM
Chairman

3 : Investment Overview

Section

3.1 The Company

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases and the development of an improved lung function test.

3.2 Product Pipeline and Portfolio

Pharmaxis is focused on the development of its two leading technologies. The first technology includes Bronchitol and Aridol™, inhaled non-ionic osmolytes. Bronchitol is being developed for the treatment of respiratory diseases – in particular, cystic fibrosis, bronchiectasis and chronic bronchitis. Aridol™ is an improved lung function test. The second technology focuses on new immune response modifiers represented by PXS25 and PXS2000 for the treatment of multiple sclerosis and rheumatoid arthritis.

Bronchitol and Aridol™ represent the culmination of 10 years research at the Royal Prince Alfred Hospital in Sydney. PXS25, discovered in the Company's research laboratories, represents the outcome of 10 years research at the John Curtin School of Medical Research in Canberra. PXS2000 has been discovered most recently in the Company's research laboratories.

The Company's product development pipeline and the indicative timeframe for the development of those products is illustrated below.

For further information on the development pipeline, refer to section 6 of this Prospectus.

3.2.1 Respiratory diseases

Bronchitol and Aridol™ are both inhaled non-ionic osmolytes targeting the following inflammatory lung diseases:

- *Bronchitol for the treatment of cystic fibrosis* – Pilot clinical trials undertaken by scientists at the Royal Prince Alfred Hospital in Sydney have shown that the use of Bronchitol helps the lungs of people with cystic fibrosis clear mucus more effectively. Bronchitol is a proprietary formulation of mannitol taken in a dry powder inhaler system (mannitol is readily available and is used variously as a food additive, a therapeutic product and a sweetener). The Company has commenced additional clinical trials with a view to demonstrating that Bronchitol improves lung function and quality of life. These phase II trials are expected to complete mid 2004. The Company expects that ongoing use of Bronchitol will reduce the number of infectious episodes and consequently reduce the need for patients to use antibiotics.





Clinical Trials
Research Laboratory Studies
Pre-clinical Safety Testing
Phase I Healthy Volunteer
Phase II Patient Studies
Phase III Patient Studies
Registration
Respiratory diseases
Bronchitol - Cystic Fibrosis
Bronchitol - Bronchiectasis
Bronchitol - Chronic Bronchitis
Aridol™ - Airway Function
Immune response modifiers
PXS25 - Multiple Sclerosis
PXS25 - Rheumatoid Arthritis
PXS2000 - Multiple Sclerosis
3-5 years
15 months
15 months
18 months
18 months
12 months
Indicative time to complete
Refer to section 6.7 of this Prospectus.

- *Bronchitol for the treatment of bronchiectasis and chronic bronchitis* – Clinical studies undertaken by scientists at the Royal Prince Alfred Hospital have shown that Bronchitol can bring about a dramatic improvement in mucus clearance and significantly improve the quality of life for people suffering from bronchiectasis. The Company has commenced more extensive clinical trials which are expected to complete in 2004 ahead of the important pre-registration phase III studies. Additional pilot studies have also shown a benefit for people suffering from chronic bronchitis.
- *Aridol™ for lung function testing* – Aridol™ is in the final clinical development phase prior to registration. These phase III trials are expected to complete in mid 2004. Aridol™ (also a proprietary respirable form of mannitol) is an innovative lung function test. The Aridol™ test is a simple, accurate and rapid test that allows more accurate monitoring of lung function in people with diseases such as asthma.

3.2.2 **Autoimmune diseases**

PXS25 and PXS2000 are both immune response modifiers targeting the following autoimmune diseases:

- *PXS25 targeting multiple sclerosis* – This new compound invented in the Company's research laboratories interferes with the inappropriate migration of the immune cells implicated in the progression of multiple sclerosis without compromising the normal function of the immune system. Laboratory studies indicate that PXS25 has the potential to reduce the severity of the disease and shorten the disability period. PXS25 is in an early pre-clinical development phase.
- *PXS25 targeting rheumatoid arthritis* – The Company's research studies have shown that PXS25 has a positive effect in retarding the progression of rheumatoid arthritis.
- *PXS2000 targeting multiple sclerosis* – This new compound, also invented in the Company's research laboratories, operates through activation of receptors on immune cells and has shown benefit in models of multiple sclerosis. The potential of this compound in other autoimmune diseases is also being evaluated. This compound is potentially complementary with PXS25 to alleviate the symptoms of multiple sclerosis.

For more information on the Company's projects and the market for these projects, refer to section 6 of this Prospectus.

3.3 Strategy

The Company's goal is to build a fully integrated specialist pharmaceutical company which develops and commercialises specialist therapeutic products both independently and through collaborative relationships with selected market leaders. Key aspects of its strategy comprise:

- focusing on highly attractive product development and commercialisation opportunities;
- participating in the complete product development and commercialisation value chain;
- focusing on its core therapeutic markets and maintaining a diversified product pipeline; and
- expanding the Company's research and development pipeline.

The Company's commercialisation value chain is highlighted on the next page and the details of the strategy are in section 6.3 of this Prospectus.







Pre-clinical
Drug development, safety testing
Research
Laboratory studies
Integrated Business Model
Alternate Value Model
Phase I
Healthy volunteers
Phase II
Proof of concept
patient studies
Phase III
Patient studies
for registration
Registration
TGA, FDA, etc
Sales and
Marketing
Manufacturing
Scale-up
For clinical trials
Manufacturing
Scale-up
For commercial
manufacture
Partner with
Others
Royalty
Income
Revenue
Product
Sales

3.4 Board and Management

The Company has a highly experienced board of Directors and management with extensive experience in technology development including drug development and commercialisation, research, clinical trials, manufacturing, business development and corporate finance. The Company will capitalise on this experience and expertise in building a valuable business, recognised internationally for its approach to therapeutic discovery, development and commercialisation. For further details of the Company's Directors and management, refer to section 7 of this Prospectus.



3.5 Financial Prospects, Dividend Policy and Risk Factors

The Company is in a development stage. Revenue, profits and cash flows for the Company are dependent on a number of factors including the level of sales achieved after the registration of the Company's products, a process only complete after extensive product research and development. In light of these factors, the Directors consider that at this stage of the Company's development, they are unable to provide potential investors with reliable revenue, profit or cash flow projections or forecasts.

The primary focus of the Company is to complete the development and commercialisation of its existing projects. During this phase, the Company is unlikely to pay a dividend. The ability for the Company to pay a dividend in the future and the timing of any dividend is dependent on a number of factors including deriving sufficient cash flows from future operations.

An investment in the Company should be regarded as being speculative and involving a number of risks. These risks are set out throughout this Prospectus and in particular in section 11 of this Prospectus.

4 :Details of the Offer

Section

4.1 The Offer

The Company is offering 42 million new Shares at an issue price of $0.50 under this Prospectus to raise $21 million. The Company may accept oversubscriptions up to a further 8 million Shares to raise up to $4 million.

4.2 Offer Price

The Offer Price of the Shares is $0.50 per Share. The Offer Price is payable in full on application.

4.3 Number of Shares Offered

The Company is offering 42 million new Shares under this Prospectus.

In the event that the Offer is oversubscribed, the Directors in consultation with the Underwriter may at their discretion determine the amount and the basis of allocation (giving priority in the manner described below) of oversubscriptions up to 8 million Shares.

Certain existing shareholders, Directors and management of the Company have committed in advance to subscribe for 12,000,000 new Shares at the Offer Price under the Offer. For details of the commitments and certain fees payable to these Applicants by Wilson HTM in respect of these commitments, refer to section 12 of this Prospectus.

Applications for Shares must be for a minimum of 5,000 Shares and thereafter in multiples of 1,000.

4.4 Allocation of Shares

Priority allocation will be given to those existing shareholders, Directors and management of the Company that have given a firm commitment to Wilson HTM to apply for Shares. Priority allocation will then be given to Applicants who receive a firm offer over Applicants under the general offer.

The firm offer is open to Australian resident investors and institutional investors who are offered a firm allocation of Shares from the Underwriter or other brokers participating in the Offer which indicate that it is a firm offer.

The general offer is open to members of the general public who are resident in Australia and institutions who have not been offered an allocation of Shares under the firm offer.

The Directors, in consultation with the Underwriter reserve the right to allocate to any Applicant a lesser number of Shares than that Applicant applied for, or to reject any Application without being obliged to provide any reason. Pending the allocation of Shares under the Offer, all Application Money will be deposited into a separate bank account to be held in trust for so long as the money is liable to be repaid under the Corporations Act. Surplus Application Money will be returned to the relevant Applicants within 45 days after the Closing Date. No interest will be paid on returned Application Money.

Successful Applicants will be notified in writing of the number of Shares allotted to them as soon as practicable after the Closing Date. It is the responsibility of Applicants to confirm the number of Shares allotted to them prior to trading in the Shares.

4.5 Terms of Shares

The Shares are to be issued as new fully paid ordinary Shares in the capital of the Company. These Shares will rank equally with all other existing issued Shares. For a summary of the terms of the Shares, refer to section 12 of this Prospectus.

4.6 Summary Capital Structure

On the issue and allotment of Shares under this Prospectus, the Company will have 100,016,000 Shares on issue and 10,184,000 unlisted options (of which 5,360,000 are vested) and any further Shares issued as a result of acceptance of oversubscriptions.

	Shares on issue and allotment under this Prospectus	% of Shares on issue and allotment	Issued unlisted options
Existing Shares	58,016,000	58%	10,184,000
New Shares	42,000,000	42%	Nil
Total securities on issue	100,016,000	100%	10,184,000

For details of the capital structure and control of the Company, refer to section 12 of this Prospectus.
The table does not include the impact of the acceptance of any oversubscriptions.

4.7 Underwriting

The Offer of 42 million new Shares is fully underwritten by Wilson HTM Corporate Finance Ltd. For a summary of the Underwriting Agreement, refer to section 12 of this Prospectus.

4.8 Allotment

The Company will proceed to allotment of Shares once the Offer closes. The Closing Date of the Offer may vary.

4.9 Source and Use of Funds

The amount raised under the Offer and the cash reserves that the Company currently has available to it and the R&D Start Grant and miscellaneous income, will be applied to the clinical and pre-clinical development and commercialisation of its projects, scale-up of its manufacturing capability, general corporate purposes and expenses of the Offer.

The sources of funds available to the Company are summarised in the table below:

Source of funds	$'000
Proceeds of the Offer	21,000(i)
Cash on hand	7,000
R&D Start Grant and other miscellaneous income	3,700(ii)
Total	$31,700

The money raised pursuant to this Offer will be used by the Company as follows:

Use of Funds	$'000
For the further development of its existing technologies and products including the cost of: • clinical trials and related manufacture of Bronchitol for cystic fibrosis and bronchiectasis; • clinical trials, related manufacture and registration of Aridol™; • clinical trials and related manufacture of PXS25 and PXS2000; and • additional development associated with the Company's technology.	20,100(i)
Commercial scale-up for the manufacture of Bronchitol and Aridol™	1,700
General corporate purposes including staff costs and administrative overheads	8,200
The costs of this Offer	1,700
Total	$31,700(i)(ii)

Notes to tables:

(i) The Company may accept oversubscriptions of up to 8 million Shares to raise up to $4 million. If the Company accepts oversubscriptions, the Company will increase the level of funds it provides for the further development of its existing technologies and products. The costs of the Offer will also increase by 6% of the value of the oversubscriptions accepted being the fee payable to the Underwriter under the Underwriting Agreement.

(ii) Assumes receipt in full of that amount of the R&D Start Grant that has yet to be received and that the Company continues to satisfy the conditions associated with the receipt of the R&D Start Grant so it is not required to be repaid. The R&D Start Grant funds are paid in tranches and are not all available at the date of this Prospectus. For a summary of the terms of the R&D Start Grant, refer to section 12 of this Prospectus.

The final allocation of funds may vary depending upon the circumstances in which the business develops and operates.

In accordance with the use of funds table above and the objectives set out in section 6 of this Prospectus, on the successful completion of the Offer, the Directors believe that the Company will have sufficient working capital to carry out those stated objectives.

The funds raised from the Offer will not enable the Company to progress all of the Company's projects to the point where sales revenue can be derived from products. To continue the development of the Company's projects, additional sources of funding will be required within the next three years. This funding may be obtained by the issue of additional equity, debt finance or other appropriate means determined by the Directors at that time.

4.10 Stock Exchange Listing

The Company intends to apply within seven days after the date of this Prospectus to be admitted to the official list of the ASX and for the Shares to be granted official quotation on the ASX.

If the Company is not admitted to the official list of the ASX and the Shares offered under this Prospectus are not granted official quotation within three months after the date of this Prospectus, none of the Shares offered under this Prospectus will be issued and allotted and all Application Monies will be refunded without interest to Applicants within the time prescribed by the Corporations Act.

The ASX takes no responsibility for the contents of this Prospectus. The fact that the ASX may admit the Company to the official list is not to be taken in any way as an indication of the merits of the Offer, the Company or the Shares offered pursuant to this Prospectus.

4.11 CHESS

The Company will participate in the Clearing House Electronic Sub-register System, known as CHESS, in accordance with the Listing Rules and the SCH Business Rules, and will maintain an electronic issuer sponsored sub-register and an electronic CHESS sub-register.

Following the allotment of the Shares to successful Applicants, shareholders will receive an initial statement of holding that sets out the number of Shares which they have been allocated in the Offer and details of the shareholder's holder identification number or sponsoring issuer number. Shareholders will receive subsequent statements at the end of any month in which there has been a change in their holding on the register and as otherwise required under the Listing Rules and SCH Business Rules. The shareholder may require the Company to provide a statement at other times subject to payment of an administration fee for these additional statements.

4.12 Application Form and Monies

Applicants who receive a firm offer (as described in section 4.4 of this Prospectus) should return their completed Application Forms with the necessary Application Monies to the Underwriter or broker from whom they received their firm allocation of Shares (unless instructed otherwise).

Applicants who receive a general offer should return their completed Application Forms and cheques payable to the 'Pharmaxis Ltd Trust Account' and crossed 'Not Negotiable':

By mail to:
The Pharmaxis Share Offer
Computershare Investor Services Pty Ltd
GPO Box 7115
Sydney NSW 1115

By hand to:
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW 2000

Applications must be received by 5.00pm Australian Eastern Standard Time on the Closing Date. As previously stated, the Offer may be closed early or may be extended beyond this date. Accordingly, Applicants are encouraged to submit their Application as early as possible.

4.13 Stamping Fee

A stamping fee of 1.0% of the value of Shares issued in respect of Applications lodged and accepted under the general offer bearing their stamp will be paid by the Underwriter to participating organisations of the ASX, dealers in securities and licensed investment advisors.

4.14 Questions

If you have any questions as to how to subscribe for Shares under this Offer, consult your professional advisor.

5 :Corporate History

Section

The Company was incorporated on 29 May 1998 as a proprietary limited company. Until October 1999, the Company was a wholly owned subsidiary of Praxis Pharmaceuticals Inc., a public company incorporated and listed in the U.S.

The Australian Bioscience Trust managed by Rothschild Bioscience Managers Limited (now known as GBS Venture Partners Ltd), invested in the Company in October 1999 and the funds raised were used for the development of autoimmune disease research licensed from Anutech Pty Ltd (the development arm of the ANU).

In October 2001, the Company secured a further licence to a patent family owned by the CSAHS covering new treatments for chronic lung diseases and for the measurement of lung function.

The CSAHS Licence and the Anutech Licence are summarised in section 12 of this Prospectus.

In August 2002, a group of investors invested in the Company in order to fund further development of its product portfolio. The investors who took a beneficial interest in the Company include:

- The Australian Bioscience Trust;
- Bioscience Ventures II;
- CM Capital Venture Trust No 3;
- Australia Venture Capital Fund L.P.;
- Mooroolbark Technology Ltd; and
- Australian National University.

To date, the Company has secured approximately $13 million in equity funding. The Company has also secured the benefit of five research grants totalling approximately $4.8 million. The most recent grant of $3 million was awarded in June 2003 by the Commonwealth of Australia R&D Start Grant Program for the development of new treatments for cystic fibrosis.

In November 2002, the Company established an office and clean room manufacturing facility in Frenchs Forest, a suburb of Sydney, Australia. In May 2003, the TGA accredited the Company's facilities for the manufacture of Bronchitol and Aridol™ for clinical trials.





6 :The Business

Section



6.1 The Company

Pharmaxis is a specialist pharmaceutical company committed to the research, development and commercialisation of human therapeutic products for chronic respiratory and autoimmune diseases and the development of an improved lung function test.

The mission of the Company is to build a valuable business, recognised internationally for its approach to therapeutic discovery, development and commercialisation in the fields of respiratory and autoimmune diseases.

6.2 Industry Overview

The pharmaceutical industry is a global industry that supplies medicinal products for human or veterinary health. The global human pharmaceutical market, measured by the 13 leading countries, had sales of US$293 billion in the 12 months to June 2003. According to the IMS Health Drug Monitor, drugs for cardiovascular disease were the largest single therapeutic category in those territories, with sales of US$56 billion in the 12 months to June 2003. Respiratory disease (including cystic fibrosis, asthma and chronic obstructive lung disease) was the fourth largest therapeutic category, with sales of US$27 billion at a growth rate of 3% in the 12 months to June 2003. The musculo-skeletal therapeutic category, which includes rheumatoid arthritis and multiple sclerosis, had sales of US$18 billion at a growth rate of 7% in the 12 months to June 2003.

6.3 Strategy

The goal of the Company is to build a fully integrated pharmaceutical company developing and commercialising specialist therapeutic products both independently and in collaborative relationships with selected market leaders. Key aspects of the Company's strategy comprise:

- Focusing on highly attractive product development and commercialisation opportunities. The Company is developing products that address selected categories of chronic respiratory and autoimmune disease markets. These markets represent highly attractive opportunities for Pharmaxis due to:
  - the limited number of effective and convenient alternative therapeutic options. By way of example there are few effective therapies for cystic fibrosis patients and no product comparable to Aridol™ is currently available;
  - current treatments represent a significant cost to the healthcare system and represent potential high value product opportunities;



- current treatment alternatives suffer from patient dissatisfaction. As an example, for chronic obstructive lung disease, current treatment alternatives are sometimes ineffective and sometimes use inconvenient nebuliser systems. Bronchitol, however, offers the potential of both a safe and effective therapy and the convenience of a hand-held portable dry powder inhalation device; and
- the markets in which some of the Company's projects will operate are highly concentrated and primarily served by specialist physicians. As such, they are accessible and can be addressed effectively with a relatively modest commercialisation infrastructure. In many cases key opinion leaders in these physician groups are participants in Pharmaxis' late stage clinical development programs. As such these highly regarded physicians become fully aware of the product's potential.

- Participating in the complete product development and commercialisation value chain. Pharmaxis intends to build a fully integrated specialist pharmaceutical company. It has focused strategically on attractive product development opportunities where it can undertake the complete product development, registration and commercialisation activities. Pharmaxis has assembled a high calibre pharmaceutical product research, development and commercialisation management team and has advanced its products in certain cases through to late stage clinical development with the associated completion of manufacturing infrastructure.

In situations where its products address markets that are larger, more diverse or in some way less accessible, Pharmaxis will establish selective collaborative relationships with market leaders, to capture the maximum value from its investment in product related research and development.

- Focusing on its core therapeutic markets and maintaining a diversified product pipeline. To mitigate the risk of any one product's delay or failure, Pharmaxis has established a portfolio with a diversified product development pipeline in its selected therapeutic categories. This product pipeline is diversified both from the perspective of the differentiated approach to multiple disease categories and in terms of its variety of stages of pre-clinical and clinical development. Pharmaxis will seek to maintain a diversified product pipeline consistent with its core competencies in its selected therapeutic markets.
- Expanding the Company's research and development pipeline. The Company will build selectively by strengthening its existing technology, and may also acquire complementary technology and drug development candidates from research institutes, universities and private and public companies. These acquisitions may take the form of collaborations, licensing arrangements or outright purchase of intellectual property, research groups or corporate entities in a manner determined by the board of Directors at that time. In addition, the Company will evaluate opportunities to acquire other businesses that complement its existing business, and either add to the product development pipeline or enhance the Company's ability to execute its strategy.



Product	Target Application	Targeted Product Features	Approximate Patient Population World[ii]
Bronchitol	Cystic fibrosis	Quantitative improvement in lung function, more effective clearance of mucus, reduced infection rate, improved quality of life	75,000
Bronchitol	Chronic obstructive pulmonary disease – Bronchiectasis	Improved mucus clearance, improved quality of life, reduction in infection rate	580,000
Bronchitol	Chronic obstructive pulmonary disease – Chronic bronchitis	Improved mucus clearance, improved quality of life	30,000,000
Aridol™	Lung function test – Management of asthma treatment	Monitoring of asthma severity allowing improved management of asthma medications	Data not available[i]
PXS25	Multiple sclerosis	Reduce severity of disease, shorten disability periods	1,100,000
PXS2000	Multiple sclerosis	Alleviate symptoms	1,100,000
PXS25	Rheumatoid arthritis	Retard progression of disease	5,500,000

Notes:

(i) The Aridol™ test is currently being developed for sufferers of asthma with moderate to severe forms of the disease. For illustrative purposes only, the world population of asthma sufferers is approximately 30 million and the market size of treatments for asthma is A$5,069 million. The Company has no reliable figures of how much of this market the Company can target and there are currently no reliable figures available as to the potential patient population size and existing market size for a lung function test.

(ii) References to 'World' in this table only includes the eight largest pharmaceutical markets.



Approximate Market Size (sale of existing treatments)	Development Status	
World A$	Development status as at September 2003	Plans for 2004 and 2005
575 million	Commenced multicentre phase II clinical study in Australia	Complete phase II dose ranging study; commence phase II/III clinical trials in Australia, UK and U.S.; and commence major phase III clinical trials in Australia and U.S.
Data not available. Market data not segregated from chronic obstructive pulmonary disease/chronic bronchitis described below	Commenced phase II proof of efficacy in Australia and New Zealand	Complete phase II proof of efficacy; commence and substantially complete international phase III clinical trial
3,840 million	Pilot proof of concept study completed	Wait for completion of the bronchiectasis trials
Data not available[(1)]	Commenced phase III clinical trial for Australian and European registration; commenced long-term toxicology studies	Complete phase III clinical trials; prepare and lodge marketing authorisation applications in Australia and Europe; commence marketing and sales in Australia and Europe
3,533 million	Commenced scale-up synthesis and toxicology studies	Initiate and complete phase I safety studies in humans. Commence phase II proof of efficacy clinical trials
3,533 million	Candidate identified	Complete scale-up synthesis and toxicology studies, commence phase I clinical trial – safety in humans
3,600 million	Commenced scale-up synthesis and toxicology studies	Complete phase I safety studies in humans; commence phase II proof of efficacy clinical trials



6.4 Product Pipeline and Portfolio

The table below illustrates the Company's pipeline of products and gives an indicative timeframe for the research and development of those products. The Company currently has four projects at clinical study stage (in patients), two projects in pre-clinical evaluation (prior to being administered to volunteers or patients) and one research project to identify a compound for development.

The Company has a suite of products that are being developed simultaneously for large world markets, each in various stages of development. The Company's development program has been designed to produce a series of marketed products over the coming years.


Clinical Trials
Research Laboratory Studies
Pre-clinical Safety Testing
Phase I Healthy Volunteer
Phase II Patient Studies
Phase III Patient Studies
Registration
Respiratory diseases
Bronchitol – Cystic Fibrosis
Bronchitol – Bronchiectasis
Bronchitol – Chronic Bronchitis
Aridol™ – Airway Function
Immune response modifiers
PXS25 – Multiple Sclerosis
PXS25 – Rheumatoid Arthritis
PXS2000 – Multiple Sclerosis
3-5 years
15 months
15 months
18 months
18 months
12 months
Indicative time to complete
Refer to section 6.7 of this Prospectus.

6.5 Respiratory Diseases

6.5.1 Bronchitol for respiratory diseases

Pharmaxis is developing Bronchitol for the management of various chronic obstructive lung diseases, in particular cystic fibrosis, bronchiectasis and chronic bronchitis. Bronchitol is a proprietary formulation of mannitol in a dry powder inhaler system. Mannitol is readily available and is used variously as a food additive, a therapeutic product and a sweetener. Bronchitol is formulated as a dry powder of a specific particle size to allow effective respiration of the mannitol into the lungs. Bronchitol has been licensed from CSAHS.

The lungs (and other mucosal surfaces of the body) have a natural mechanism for cleansing and protecting the mucosal surface. Mucus is secreted by cells lining the lung. Specialised surface cells projecting cilia beat continuously and propel the overlying blanket of salt, water and mucus to the throat where secretions are swallowed or expelled (this process is called mucociliary clearance).

Many people who suffer from various chronic obstructive lung diseases such as bronchiectasis, chronic bronchitis and cystic fibrosis are generally affected by a breakdown in the natural process of mucosal hydration and mucociliary clearance. Sufferers face the constant challenge of clearing excessive and thickened lung secretions. A key therapeutic goal for clinicians treating these patients is to assist in the resumption of the natural process of mucosal hydration and mucociliary clearance.

In a number of trials in diseased patients and healthy volunteers, inhaled mannitol has been shown to be safe and well tolerated and to effectively assist in the hydration of mucus and promote mucociliary clearance. The results to date have been published in prominent respiratory journals including American Journal of Respiratory and Critical Care



Bronchitol is prepared as a powder of a specific particle size and a measured dose incorporated into a capsule. The device delivers the measured dose to the patient's lungs.

Medicine, Paediatric Pulmonology, European Respiratory Journal and Chest. These findings have been well received by leaders in the field of lung disease at international meetings of Thoracic Societies in Europe, Canada and the U.S.

Bronchitol for cystic fibrosis

Pharmaxis is developing Bronchitol as a therapy for the management of cystic fibrosis.

The disease

Cystic fibrosis is a life-threatening disease involving a genetic mutation that disrupts the cystic fibrosis transmembrane regulator protein. This protein acts as an ion-specific channel that modulates salt and water transport. A disruption to the balance of salt and water leads to poorly hydrated and thick mucus secretions in the airways and lungs and a severely impaired ability to clear excessive mucus through the natural process of mucociliary clearance. Impairments in these vital lung defence mechanisms typically begin in early childhood and often result in chronic secondary infections, resulting in progressive lung dysfunction and deterioration.

Respiratory failure accounts for about 90% of deaths in patients with cystic fibrosis. According to the U.S. Cystic Fibrosis Foundation, the median life expectancy today for patients with cystic fibrosis is 31 years.

There are 33,000 diagnosed cystic fibrosis patients in the United States and a total of 75,000 in the eight major pharmaceutical markets. In Australia, 2,500 people suffer from the disease. The problem of mucus clearance and resulting progressive deterioration in lung function is common to all sufferers and is a chronic lifelong disability.

A clinical trial participant undergoing treatment with Bronchitol for the management of her chronic lung complaint.



Treatment options

Currently there is no cure for cystic fibrosis. The goal for clinicians treating sufferers of cystic fibrosis is to hydrate, breakdown and mobilise the viscous, excessive mucus secretions and thus improve lung function and reduce the number and severity of secondary lung infections. Doctors typically prescribe various nebulised agents and recommend physical therapy, but treatment options are limited and of these, few are effective. In cases where secondary infections have occurred, clinicians may prescribe an antibiotic. In addition most treatment options suffer from the inconvenience of nebuliser delivery requiring a time consuming, at-home procedure.

Expected product advantages

Pharmaxis expects Bronchitol to meet the key clinical goals in the management of cystic fibrosis, that of stimulating mucociliary clearance, reducing the viscosity of mucus and enhancing cough clearance. In addition to helping patients clear mucus more effectively and improving quality of life, the Company expects that the use of Bronchitol will improve lung function and reduce the number of infectious episodes and the need for antibiotics.

In addition, the Company believes an important advantage of Bronchitol is that it is formulated as a respirable powder and administered by a convenient, hand-held, pocket-sized device making it significantly more user friendly and portable than nebulised aerosols.

Development program

Studies performed by clinicians at Royal Prince Alfred Hospital in Sydney evaluated inhaled Bronchitol's impact on mucociliary clearance in cystic fibrosis patients. In these studies a single intervention with Bronchitol increased mucociliary clearance over 24 hours. These proof-of-concept studies for the acute benefit of Bronchitol on mucociliary clearance have been published in various well-respected medical journals. This is a significant advance for patients with cystic fibrosis and the Company is undertaking further studies aimed at assessing the benefit of long-term daily use.

It is expected that the use of Bronchitol will improve mucus clearance and thereby reduce infectious episodes and antibiotic use. The Company has commenced longer-term clinical studies to determine the optimum dose and frequency of administration to maximise clinical benefit for the patient. Key trial sites have been identified and 60 patients are being recruited for a two-week trial of daily Bronchitol inhalation. The data generated from this trial is scheduled to be available in the second quarter of 2004 and will be used to support phase III studies in Australia, the U.S. and the U.K.

As a prerequisite to longer-term (three-month) chronic studies, a comprehensive rodent safety study of chronic Bronchitol inhalation is in progress. The Company is aiming to have all studies completed to enable submission of a general marketing approval with Australian, U.S. and European regulatory authorities before the end of 2007.

Bronchitol for bronchiectasis and chronic bronchitis

A new treatment for the management of chronic obstructive pulmonary disease

This application of the Bronchitol technology has been investigated in patients suffering from chronic obstructive pulmonary disease. The phase II clinical studies have been undertaken in a condition known as bronchiectasis and pilot studies have also been completed in patients with chronic bronchitis. These studies have been positive and the Company is currently undertaking more extensive studies.

The diseases

Chronic bronchitis is defined as the presence of chronic productive cough for at least three months in each of two consecutive years, without other specific causes of cough. These symptoms result from inflammation and scarring of the lining of the bronchial tubes.

Symptoms of chronic bronchitis include the presence of yellow/green mucus, shortness of breath, and acute exacerbations consisting of worsening cough and mucus production and shortness of breath. Patients with chronic bronchitis experience persistent airway inflammation and airflow obstruction, with recurrent exacerbations often induced by bacterial pathogens contributing to the progressive decline in pulmonary function. Infectious exacerbations not only cause direct damage to the bronchial epithelium, but also contribute to the maintenance of chronic inflammation and immune-mediated cell damage.

Bronchiectasis is a disease characterised by irreversible dilation and destruction of bronchial walls. Bronchiectasis results in impaired mucociliary clearance, excessive mucus secretions throughout the bronchial tree and consequential secondary infections.

Worldwide, there is an estimated 30 million people affected with chronic bronchitis. Mortality is significant in this condition. In the U.S. and most western European countries, chronic obstructive pulmonary disease represents the fourth leading cause of death following heart disease, cancer and stroke. Many of the deaths associated with chronic bronchitis are included in the chronic obstructive pulmonary disease figure that now accounts for over 100,000 deaths a year.

Treatment options

Conventional treatment of chronic bronchitis consists of various general supportive measures, as well as pharmacologic management. Supportive measures include giving up smoking, limiting exposure to dust and chemicals, avoiding sudden temperature changes, chest physiotherapy, deep-breathing exercises and increased fluid intake to keep bronchial secretions thin. The mainstays of conventional pharmacologic management of chronic bronchitis and bronchiectasis target:

- dilation of the airways;
- reduction of airway inflammation; and
- mobilisation and clearance of mucus secretions.

While there are a number of pharmaceutical options to dilate the airway and reduce airway inflammation, there are few therapeutic products available to effectively clear excess mucus secretions.

Expected product advantages

The Company expects Bronchitol to address the need for an effective agent for the clearance of excess mucus secretions. The Company believes that the use of Bronchitol potentially in combination with other agents will improve lung function and improve the quality of life for chronic bronchitis and bronchiectasis sufferers.

Development program

A patient study undertaken by clinicians at the Royal Prince Alfred Hospital has shown that inhaled Bronchitol can bring about an improvement in mucus clearance for patients suffering from bronchiectasis. Analogous to the results that are being obtained in patients with cystic fibrosis, the Company believes there is a role for Bronchitol in treating patients suffering chronic obstructive pulmonary diseases such as chronic bronchitis, bronchiectasis and smoking-related diseases. Longer-term chronic studies are in progress.

Percentage fluid clearance from lungs of bronchiectasis patients with and without Bronchitol


Right peripheral region of lung
Without Bronchitol
With Bronchitol
40
30
20
10
0
-10
Mean % Clearance
120 min
24 hr
p<0.001
p<0.003

This data was taken from an acute study in patients suffering from bronchiectasis and having difficulty with mucus clearance. The data shows that the effect of Bronchitol is rapid and durable.

Clinical studies are in progress and the ultimate goal is to demonstrate an improved quality of life for the patient through:

- reducing the number of bacterial infections;
- improving the oxygen delivery from the lungs;
- reducing the need for physiotherapy;
- reducing the need for hospitalisation;
- improving exercise capacity;
- improving sleep quality; and
- improving lung function.



The phase II clinical trials are due to be completed in 2004 and the Company is aiming to have all studies completed to enable submission of a general marketing approval for bronchiectasis with the Australian regulatory authorities by 2006. Clinical trials for the use of Bronchitol for the treatment of chronic bronchitis will be scheduled following completion of the above bronchiectasis studies.

Aridol™ for monitoring lung function

The Company is developing a simple, rapid and inexpensive to manufacture test that will diagnose not only the presence but, most importantly, the severity of bronchial hyper-responsiveness consistent with various respiratory diseases such as asthma.

The disease

Asthma is a condition which affects the small airways of the lungs. People with asthma have sensitive airways, which, when exposed to certain 'triggers' can cause the airways to narrow, leading to difficulty in breathing. The narrowing of the airways is caused by inflammation and swelling of the airway lining, the tightening of the muscles around the airways and the production of excess mucus. The result is a reduction of air flow in and out of the lungs.

Asthma is a major public health problem. Approximately 2 million Australians have reported asthma as either a recent or a long-term condition. There are about 15 million asthmatics in the U.S. Recent studies have shown that asthma incidence in Australian children is increasing. Asthma remains a major cause of mortality and morbidity with over 500 deaths from asthma in Australia in 2001.

Treatment options

Although there are multiple therapeutic options for asthmatics, a key challenge is effective diagnosis and monitoring. Underdiagnosis and misdiagnosis of asthma is a serious unmet medical need causing extensive morbidity and mortality. Much of the deterioration in the quality of life of the asthma sufferer could be prevented through correct early diagnosis of the disease, appropriate treatment and effective ongoing monitoring.

A diagnosis of asthma is currently achieved using hypertonic saline or methacholine as a provocative agent. At present there is no accepted product for the monitoring of asthma severity and therefore no method of regulating medication levels.

Expected product advantages
The Company considers the Aridol™ test will be:

- simple, rapid and inexpensive;
- specific for the presence and severity of bronchial hyper-responsiveness and asthma;
- convenient and not restricted to specialist centres.

Development program
Studies using the Aridol™ test have been performed in 500 adults and children with asthma and in healthy subjects. Over 1,000 tests in total have been carried out and these have established the efficacy, safety, repeatability and patient acceptability of the test. No untoward side effects have been experienced and no medical intervention has been required during testing. The median time to complete a positive test is 13 minutes and the median time to complete a negative test is 21 minutes.

The ability of Aridol™ to confirm a diagnosis of asthma represents a modest market opportunity. However, a more significant market opportunity exists for its ability to determine the severity of disease progression and the effectiveness of therapeutic intervention.

The development of Aridol™ is now in its final clinical stages, with the 12-month pivotal phase III registration study having commenced. The data collected from this study will be used to file a marketing authorisation application in Europe and Australia. Additional data will be collected prior to submitting a marketing authorisation application in the U.S.

The Company is aiming to have all studies completed to enable submission of a general marketing approval application with the Australian and European regulatory authorities by the end of 2004.

6.5.2 Immune response modifiers for autoimmune disease
The Company is developing new immune response modifiers for the treatment of autoimmune disease, in particular, multiple sclerosis and rheumatoid arthritis. The lead candidates are PXS25 and PXS2000.

If functioning normally, the immune system reacts against foreign antigens and provides essential protection against infectious agents. In autoimmune diseases the immune system reacts to proteins or other molecules that are natural constituents of the body that normally do not illicit an immune response giving rise to diseases such as multiple sclerosis, rheumatoid arthritis, psoriasis and irritable bowel disease.

PXS25 for multiple sclerosis
The Company is developing PXS25 as a therapy for the management of multiple sclerosis.

The disease
Multiple sclerosis is a progressive debilitating disease of the central nervous system which is thought to be caused by an autoimmune reaction. The immune system attacks the protective protein sheath (known as myelin) that coats the axons (elongated extensions of nerve cells, or neurones, that send information to target cells in the brain and spinal cord). Myelin helps speed the conduction of nerve signals around the body. Damage to the myelin is eventually replaced by scar-like tissue, which further interferes with nerve signalling.

There are about 1.1 million people affected by multiple sclerosis in the developed world. There is no cure for multiple sclerosis although treatments aimed at delaying the progression of the disease do exist.

The average annual economic cost of multiple sclerosis in the U.K. has been estimated at more than £1.2 billion, or about £18,000 per patient. About 40% of this cost results from medical treatments and most of the balance from indirect costs, including lost earnings.

Treatment options
There are currently five drugs available for the treatment of multiple sclerosis, of which three are beta interferons.

The mechanism of action of the interferons in the treatment of multiple sclerosis is not well understood. To date, the major treatments concentrate on relieving the symptoms rather than addressing the underlying cause. Many of the current treatments have limited effectiveness, a poor side effect profile and suffer from low level of patient acceptability.

Expected product profile
The Company is developing PXS25 to target the underlying disease process. The market for a safe and effective agent with low side effects in the major forms of multiple sclerosis will be large, the total worldwide market in 2002 was more than US$2.3 billion.

The Company has an active research program designed to identify compounds that prevent inappropriate migration of immune cells (leukocyte) from the blood compartment to the surrounding tissue. PXS25 has been identified as such a compound and has demonstrated therapeutic efficacy in rodent models of autoimmune diseases such as multiple sclerosis and rheumatoid arthritis. The Company believes PXS25 stops enzyme expression and therefore prevents leukocyte migration to sites of inflammation.

Unlike existing approaches to the management of multiple sclerosis, PXS25 has the potential to be delivered orally.

Pharmaxis inhibitors prevent leukocytes reaching nerve cells


Leukocyte
PXS25 competes with enzyme binding
Mannose phosphate receptor
Mannose 6 phosphate
Enzyme
Endothelial subcellular matrix

Development program

PXS has been studied in widely accepted rodent models of experimentally induced multiple sclerosis.

Overall, treatment with PXS25 has resulted in a marked reduction in peak severity of disease signs, with complete abrogation of disease in some experiments.

Treatment of rodents with PXS25 following experimentally induced multiple sclerosis


Severely Impaired
Untreated
Increase in disease severity
Normal
PXS25 treated
4
5
6
7
8
Days of Treatment

In pre-clinical trials, rodents treated with PXS25 did not develop the symptoms of the disease and remained normal throughout the course of the study. This important result highlights the potential of this class of compound and is superior to published results obtained in this model with the current clinical treatments.

The Company has commenced toxicology studies and initial clinical trials are scheduled for 2004.

PXS25 for rheumatoid arthritis

The same technology that gave rise to PXS25 has a number of other potential applications. The Company is studying new compounds from this family for their potential application in other autoimmune diseases such as rheumatoid arthritis.

The disease

Rheumatoid arthritis is a form of arthritis that leads to inflammation in the lining of the joints. Although its exact cause is unknown, it is thought to result from an autoimmune condition. Rheumatoid arthritis varies a great deal from person to person. For some sufferers, it can last for up to a couple of years, then goes away without causing any noticeable damage. Other patients have mild or moderate disease, with periods of worsening symptoms, called flares, and periods in which they feel better, called remissions. Still others have severe disease that is active most of the time, lasts for many years, and leads to serious joint damage and disability.

Rheumatoid arthritis affects 1-3% of the population in the U.S. and Europe, 70% of the sufferers are women, with a usual age of onset of 30-40 years.

Treatment options

The disease modifying anti-rheumatic drugs are reserved for moderate to severe forms of the disease. They have demonstrated an ability to alter the course of the disease but are associated with increased safety risks.

Expected product profile

The Company has discovered that immune cell inhibitors such as PXS25 can also have a positive impact on the progression of rheumatoid arthritis in rodent models of the disease. The Company believes that PXS25 will inhibit inflammatory cells from migrating to the joint and halt the progression of the disease. Unlike the more recent innovations in this market, PXS25 has the potential to be delivered orally.

Development program

PXS25 has been studied in rodent models of experimentally induced arthritis. In these studies PXS25 had a marked effect on disease progression. Those rodents treated with PXS25 did not progress to the more severe form of the disease, and by the end of the experiment were returning to normal. In contrast, those rodents that did not receive the drug developed extensive symptoms of experimentally-induced arthritis. This result highlights the excellent potential for this class of compound in rheumatoid arthritis.

Treatment of rodents with PXS25 following experimentally induced arthritis


Severe Impairment
Increase in disease severity
Slight Impairment
Normal
Untreated
PXS25 treated
6
8
10
12
14
16
Days of Treatment

PXS25 has commenced pre-clinical safety studies and the Company is scheduling initial clinical trials for 2004.

PXS25 technology is potentially applicable to other autoimmune diseases. A research initiative of the Company is to examine the effects of the compounds on other diseases such as inflammatory bowel disease and psoriasis.

PXS2000 for the treatment of multiple sclerosis
PXS2000 is a new synthetic compound which was discovered by the Company's research scientists and exploits the positive clinical benefits that can be obtained from the administration of cannabis. PXS2000 is a selective cannabinoid ligand, and is anticipated to provide relief of symptoms for people with autoimmune diseases such as multiple sclerosis.

The approach
Cannabinoids are compounds derived from the cannabis sativa plant, commonly known as marijuana. The most active constituent of the naturally occurring cannabinoids is tetrahydrocannabinol. This compound was isolated and identified in the 1960's and since that time there has been scientific interest in the effects and pharmacology of the cannabinoids. However, prior to the discovery of tetrahydrocannabinol, the effects and benefits of marijuana use have been known for several thousand years. Marijuana-based medications have been a mainstay of many herbal and folk medicines for many centuries. Among the beneficial pharmacological properties attributed to marijuana are analgesia, lowering blood and intraocular pressure and anti-emetic activity in both animals and man. Indeed, in NSW, it is proposed that marijuana use be permitted in certain limited situations, such as its use in cancer patients for ameliorating the nausea induced by chemotherapy, for treating pain or for reducing the side effects associated with multiple sclerosis.

As marijuana's beneficial effects have long been known, so have its negative effects. Notably psychological distortions of perception, loss of short-term memory, loss of motor coordination, sedation and euphoria.

The Company has been working on developing new treatments based on the findings that the administration of cannabis can be of therapeutic effect. The Company has now developed a new series of compounds, typified by PXS2000, that retain the beneficial properties associated with cannabis but remove the undesirable psychotropic effects. These new compounds have shown positive effects in rodent models of multiple sclerosis.

Development program
PXS2000 represents the lead compound for the Company in this area and is undergoing tests to determine its suitability for clinical use. It will be developed to assist with the management of the side effects associated with multiple sclerosis. PXS2000 is also being investigated for its potential in treating other autoimmune diseases such as asthma.

The Company is scheduling pre-clinical toxicology studies for 2004.

6.6 Manufacturing

6.6.1 Bronchitol and Aridol™
Mannitol (the major raw material of Bronchitol and Aridol™) is readily available and there are a number of suppliers of Good Manufacturing Practice grade material suitable for Bronchitol and Aridol™ production. The Company has established a GMP accredited facility in Sydney, NSW that is producing Bronchitol and Aridol™ for clinical trials. The TGA inspected the Company's facilities and issued a licence to manufacture therapeutic goods in May 2003 for the manufacture of clinical trial material (licence number 170995). The Company expects to require additional facilities as commercial demand for the product increases.

6.6.2 PXS25
The scale-up manufacture of PXS25 has been developed by the Company's scientists. The manufacture of the material is through a totally synthetic process using readily available starting materials. Sufficient drug substance has been prepared by the Company's scientists to undertake pre-clinical development. GMP grade material is not required for the pre-clinical and early clinical evaluation.

6.7 Regulation and Approval Process

The development of human therapeutic products is a highly regulated process. Evaluation and testing for safety and efficacy proceed through laboratory (research), animal (pre-clinical) and human (clinical) phases of development. Guidelines have been prepared by the International Committee on Harmonisation which have provided a consistent set of test guidelines applicable to the major pharmaceutical territories of the world before evaluation in humans can proceed. These guidelines cover the manufacture of the drug substance, the manufacture of the dosage form and the safety testing. The Company conducts its pre-clinical safety evaluation in accordance with these guidelines.

Clinical testing involves a three-phase process.

- In phase I, clinical trials are conducted with a small number (typically 10-50) of healthy subjects to determine the early safety profile and pharmacokinetic profile (pattern of drug distribution and metabolism).
- In phase II, clinical trials are conducted with groups of patients with a specified disease (typically 100-200) to determine preliminary effectiveness, optimal dosages and expanded evidence of safety. This is intended to show that the drug is effective in different patient populations under a variety of doses.
- In phase III, large-scale (typically >1,000), multicentre, comparative clinical trials are conducted with patients with the target disease to provide sufficient data to statistically evaluate the effectiveness and safety of the product. During these clinical studies, the manufacture of the drug will be refined and an optimal formulation will be selected. Additional safety studies will be required, including long-term toxicology studies (possibly of 12 months duration) and carcinogenicity studies. The Company will also undertake a detailed study of the pharmacology of the drug as well as identify any breakdown products and the routes of excretion.
- The Company's therapeutic and diagnostic products require regulatory approval by governmental agencies before the Company can start testing in humans and marketing.

For a summary of the risks associated with the regulation and approval process, refer to section 11 of this Prospectus.

Drug registration and reimbursement process in Australia


Point at which approval looks likely – ADEC delegate submission was positive
Complete phase III clinical studies
30 days
Dossier compilation
Submission to TGA
60 days
Quality, safety and efficacy checks
Drug approved for marketing
Ongoing monitoring of adverse effects by Adverse Drug Reactions Advisory Committee
Select a comparator reimbursement approval
Randomised head to head trials or meta analysis
Develop pharmacoeconomic evaluation
Submit application
Drug approved for reimbursement
Rejected
• Pharmacoeconomic evaluation against comparator
• Estimate implications for pharmaceutical benefit scheme
• Estimate usage over two years

6.8 Intellectual Property

6.8.1 Patents

The Company has the benefit of a portfolio of four core patent families.

These are based on:

- a licensed patent family of a new formulation of mannitol facilitating mucociliary clearance in diseases such as cystic fibrosis and chronic obstructive pulmonary disease and for a lung function test for the management of asthma; and
- two licensed patent families and one of the Company's own patent families based on the use of carbohydrate-based drugs as anti-inflammatory agents.

The Company also has two provisional patent families based on the use of carbohydrate-based drugs as anti-inflammatory agents.

The Company's portfolio of patent families and provisional patent families is set out in the Report on Intellectual Property in section 10 of this Prospectus.

In respect of the intellectual property that is referred to in the Report on Intellectual Property which the Company does not own, the Company has entered into licence arrangements to secure the intellectual property.

6.8.2 Licences

CSAHS Licence

The Company has secured a licence to intellectual property relating to the use of respirable dry powders for assessment of bronchial hyper-responsiveness, a condition consistent with active asthma, for monitoring steroid use in asthma patients, and for the management of diseases such as cystic fibrosis, bronchiectasis and chronic bronchitis. The test was developed in the Department of Respiratory Medicine at the Royal Prince Alfred Hospital, Sydney, NSW, which collaborates with the Company on the development of this technology.

Anutech Licence

The Company has entered into an agreement with Anutech (as agent for and on behalf of the ANU) to exclusively licence intellectual property possessed by the ANU in the area of phosphosugars and their analogues as anti-inflammatory agents. The Company's ongoing research and development has led to filing of further patents in this area that are owned exclusively by the Company.

For a summary of the CSAHS Licence and the Anutech Licence, refer to section 12 of this Prospectus. Refer to the Report on Intellectual Property in section 10 of this Prospectus for details of the licensed patents.





7 :Board, Management and Employees

Section



L – R
Charles Kiefel
Carrie Hillyard
Denis Hanley
David McGarvey
Alan Robertson
Brigitte Smith
Brett Charlton
Malcolm McComas

7.1 Board of Directors

Denis M Hanley MBA
Independent Chairman

Denis is recognised as a leading expert in developing and commercialising new Australian technology. He also has extensive experience in growing Australian corporations to become successful global entities. He is a fellow of the Australian Institute of Company Directors and a Fellow of CPA Australia.

In 1994, Denis was awarded membership in the Order of Australia and the Clunies Ross Medal for his work in helping Australian technology businesses commercialise their assets. He is a foundation member of the Principals group of companies, which focuses on helping Australian technology businesses commercialise their technologies.

For 14 years Denis led Memtec Limited, first as Managing Director and later as Chairman and CEO. During this time Memtec grew from a small start-up company with four employees, to become a successful NASDAQ and later NYSE-listed global business with 1,800 employees, multiple technology platforms and a market capitalisation of approximately $900 million.

Memtec grew organically but also internationally through the acquisition of related businesses and their successful integration into the overall global business.

Prior to his Memtec experience, Denis spent more than a decade at the international medical company Baxter Labs, both in the U.S. and also as their Australian Managing Director.

Denis has also served as a Board member and then Chairman of the IR&D Board, a Member of the Prime Minister's Science and Engineering Council, a Member of the Industry & Higher Education round table, a Member of the Australian Council for the Development of Environmental Opportunity and as Chairman of Judges at the Australian Technology Awards.

In 1976, Denis was awarded an MBA with High Distinction and was named a Baker Scholar at the Harvard Graduate School of Business Administration.

Alan D Robertson BSc, PhD
Chief Executive Officer

Alan has more than 20 years' experience in drug discovery and development with leading pharmaceutical companies. He has also assisted early-stage pharmaceutical companies in their start-up and development.

Alan is the co-inventor of 18 patents and author of more than 35 scientific papers. He has a PhD in synthetic organic chemistry from the University of Glasgow and undertook a three-year post-doctoral appointment with Nobel Laureate, Professor Sir John Cornforth, at the University of Sussex.

Alan joined the pharmaceutical company Wellcome plc in 1984 as a medicinal chemist working on the design and synthesis of new prostaglandin compounds. During this period a number of innovative discoveries were made and two compounds progressed to clinical study. Alan then led a large team of medicinal chemists targeting new treatments for migraine and cardiovascular disease from which a number of important scientific discoveries were made.

Three compounds progressed to clinical study and one to market. This compound, now known as Zomig, is distributed and marketed worldwide by Astra Zeneca.

He joined the Faulding group in 1992 as New Product Development Manager with specific responsibilities for the global development of generic injectable drugs. He introduced a number of new formulations and helped expand the company from an imitator of marketed drugs to inventor. He was actively involved in introducing improved formulations, many of which were developed for worldwide sale and continue to contribute to Fauldings' growth.

In 1994, Alan joined Amrad Pty Ltd as Head of Drug Development and assisted in preparing Amrad for listing on the ASX. Alan was also responsible for a large number of drug discovery/development projects, three of which have now reached the stage of clinical trials in patients.

Since leaving Amrad Pty Ltd in 1999, Alan has assisted in the establishment of two start-up companies, Promics Pty Ltd and Pharmaxis, as well as providing expert drug discovery and development advice to Kinacia Pty Ltd.

Brett Charlton MBBS, PhD
Medical Director

Brett is a medical researcher and specialist, particularly in the areas of autoimmune disease. Brett co-founded Pharmaxis in 1998 and has negotiated licence and research arrangements with the ANU for intellectual property and research facilities. He helped to successfully attract funding from Rothschild Bioscience, AusIndustry Start, the ACT Government and the Biotechnology Innovation Fund.

He has an MBBS with Honours from the University of NSW. He completed a PhD at the Centre for Biomedical Engineering in 1985. He has written more than 60 scientific papers, attracted significant research grants, and served on several professional society committees.

After completing his PhD, Brett was an NH&MRC postdoctoral fellow at the Walter and Eliza Hall Institute, and visiting clinician at Royal Melbourne Hospital working on diabetes and autoimmunity. Brett was recruited to the Baxter Centre for Medical Research in 1988 and was a part of Baxter Healthcare's technology and business assessment team. He produced corporate strategy reports for the Baxter Healthcare board in the fields of diabetes and transplantation and was responsible for establishing and managing a multi-centre clinical trial in renal dialysis.

In 1992, Brett took a Research Associate position in Immunology at Stanford University working on autoimmune disease. He also consulted to Sciclone Pharmaceuticals and the Polymer Technology Group.

In 1995, he was awarded the Aza/Lilly Diabetes Fellowship of Diabetes Australia and returned to a faculty position at the John Curtin School of Medical Research, which he still holds. He was founding Medical Director of the National Health Sciences Centre in Canberra and established the Clinical Trials Unit where he was responsible for the conduct of clinical trials arising from research at the ANU. He has managed research programs in autoimmunity including successfully attracting research grants of more than $3 million and has been involved in the management of clinical trials for 15 years.

Brigitte H Smith B.Chem Eng, MBA, MALD
Non-executive Director

Brigitte is a venture capital investor, with more than 10 years' experience in strategy and working with early stage technology businesses. A former Fulbright Scholar, in 1995 Brigitte was awarded an MBA with Honours from the Harvard Business School, and a Master of Arts from the Fletcher School of Law and Diplomacy. She also holds a Bachelor of Chemical Engineering with Honours from the University of Melbourne and is a Member of the Australian Institute of Company Directors.

Brigitte worked as a strategic management consultant for Bain & Company between 1989 and 1992. After working for Motorola to develop an international customisation strategy for a $3 billion product group, she commenced a business and corporate development role for Molten Metal Technology, a spin-out company from the Massachusetts Institute of Technology. During her time at Molten Metal Technology, the company grew from 150 to 650 employees, and to a market capitalisation of US$1 billion.

On returning to Australia, Brigitte consulted to a variety of early stage technology-based businesses before joining Rothschild Bioscience in 1998. In 2002, Brigitte and her business partner completed a management buy-out of Rothschild Bioscience's $150 million specialist life science venture capital business and formed GBS Venture Partners, of which she is Managing Director. Brigitte sits on the board of four of GBS Venture Partners' portfolio companies.

Brigitte is an Adjunct Senior Lecturer at Melbourne Business School where she teaches Entrepreneurial Finance. She has published eight case studies and five academic papers.

Charles PH Kiefel BCom
Non-executive Director

Charles has more than 17 years' experience in the financial and investment banking sector having advised clients in a broad range of industry sectors including information technology and data communications, pharmaceutical,

telecommunications, financial services, environmental and water management, resources and mining, utilities and transport. Charles has relevant experience with technology growth companies including serving as an original investment banker in the initial public offerings and equity raisings for Memtec Ltd and Datacraft Limited. Charles has wide experience and access to equity investors including high net worth individuals, institutions and fund managers.

Charles was formerly Managing Director of Corporate Finance at ANZ Investment Bank and worked in the ANZ Banking Group for 10 years. Prior to joining the ANZ Banking Group, Charles worked as a chartered accountant with Coopers&Lybrand in Sydney and London, served as Director of Corporate Finance at Ord Minnett, and also worked with Lazard Brothers & Co. Ltd (London) and Lazard Frere (New York).

Charles is current Chairman of the Military Superannuation and Benefits Board of Trustees and serves on a number of company boards including Lochard Limited, Universal Biosensors Pty Ltd, Wilson HTM Asset Management Limited (non-executive Chairman), Wilson HTM Capital Management Limited (non-executive Chairman), The Principals Funds Management Pty Ltd and The Principals Cornerstone Fund Pty Ltd. He is also retained as a consultant U.S. money manager.

Charles is a Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors. He has a Bachelor of Commerce from the University of NSW.

Malcolm J McComas BEc LLB
Non-executive Director

Malcolm McComas has 13 years' investment banking experience and five years' legal experience. He has experience in equity and debt finance, acquisitions and divestments, and the structuring and implementation of major equity issues and privatisations. He has advised on more than 50 equity issues for corporations, institutions and governments in various sectors including financial institutions, consumer products, media and telecommunications, manufacturing and healthcare.

Since 1999, he has been a director of Grant Samuel, the corporate advisory, property services and funds management group. In the 10 years from 1988, he established and developed County NatWest's Corporate Finance business which in 1998 became, through a merger, the Investment Banking division of Salomon Smith Barney in Australia (a subsidiary of Citigroup, Inc). Malcolm was a Managing Director and Co-Head of Investment Banking at Salomon Smith Barney. He was Managing Director of Investment Banking at County NatWest. He has also had executive roles with Morgan Grenfell (now a subsidiary of Deutsche Bank AG) in Australia and London. He was formerly a lawyer in Melbourne, where he specialised in tax and corporate reorganisations.

Malcolm has a Bachelor of Economics and a Bachelor of Laws from Monash University. He is a director of ION Limited, a Fellow of the Securities Institute of Australia and a member of Markets Policy Group.

Carrie Hillyard BSc (Hons), PhD, FTSE
Non-executive Director

Carrie has more than 20 years' experience in medical research and commercialisation, including eight as the Director of Research and Development for AGEN Biomedical Ltd. in Brisbane, where she led a staff of 25 scientists in the development of new diagnostic tests and technologies for human and veterinary medicine.

She is the inventor of six patent families and has been responsible for the development of new products from initial research to commercialisation and clinical trials. Her roles have also involved liaison with pharmaceutical companies and institutions, licensing of technology, managing collaborations, assisting entrepreneurs and early stage life science companies.

Carrie was a member of the Federal Industry Research and Development Board from 1995-1998, involving advice to government to promote the use of science and technology and in commercialising Australian research and development programs. She chaired the Tax Concession Committee from 1996-1997, was a member of the Start Grants and Biological Committees and a member of biotechnology, venture capital and pharmaceutical advisory boards to the Federal and Queensland Governments. Carrie is the Partner at CM Capital Investments responsible for the Life Sciences practice, a director of three other portfolio companies and a member of the board of the Australian Nuclear Science and Technology Organisation.

Carrie holds an honours degree from the University of London and a PhD for her early research in cancer and endocrinology of the menopause at the Royal Postgraduate Medical School (London). She has been a regular international speaker and has published more than 100 scientific papers. She was elected as a fellow of the Academy of Technological Sciences and Engineering in 1997 and awarded a Centenary medal in 2003.

David M McGarvey BA, CA
Company Secretary and Chief Financial Officer

For career synopsis, see summary under the heading 'Senior Management Team' in section 7.3 of this Prospectus.

7.2 Scientific Advisory Board

Sandra Anderson BSc Syd, PhD London, DSc London, FANZSRS
Sandra's major work has been in the field of asthma, particularly the application of measurement to its diagnosis and treatment. She has developed a variety of tests for identifying asthma and is a world authority in the measurement, management and mechanisms of exercise-induced asthma.

Sandra works in the Department of Respiratory Medicine of the Royal Prince Alfred Hospital, Sydney, where she holds the position of Principal Hospital Scientist. She is an Honorary Associate of the Department of Pharmacology at the University of Sydney and a Visiting Fellow of the University of New South Wales. She is a Vice President of Asthma NSW and is the Co-Chairman of their Research Advisory Committee. She has served as a member of the European Respiratory Society Task Force on Indirect Challenges and the Bronchial Provocation Committee of the American Academy of Allergy, Asthma and Immunology. She currently serves on an independent panel of the International Olympic Committee Medical Commission.

In 1990, she was awarded a Doctor of Science in Medicine from the University of London for her published research in clinical respiratory physiology. She has received the Fisons' Medal for Research from the Thoracic Society of Australia and New Zealand, the RPA Achievement Award, and later the RPA Foundation Medal for Research. In 2000, Sandra became the first Fellow of the Australian and New Zealand Society of Respiratory Science.

Sandra graduated as a Bachelor of Science in Physiology from the University of Sydney. She completed post-graduate training at the Universities of California (Cardiovascular Research Institute, San Francisco) and London (Institute of Diseases of the Chest, The Brompton Hospital) and received her Doctor of Philosophy in Medicine from the University of London for studies on 'Exercise-induced Bronchoconstriction'. She has more than 130 papers in peer-reviewed journals and 100 invited publications and book chapters.

Norbert Berend MBBS, MD, FRACP
Norbert is Director of the Woolcock Institute of Medical Research, Royal Prince Alfred Hospital, Sydney and is internationally recognised for work on the structure-functional relationships in chronic obstructive pulmonary disease.

Norbert has previously held positions on the NHMRC Grants Committee, the Asthma Foundation of NSW Research Advisory Committee and is currently Chairman of the Lincoln Centre for Bone and Joint Disease Research Advisory Committee. Norbert is active in national and international peer groups, is a member of the chronic obstructive pulmonary disease guidelines working party and serves on the Respiratory Clinical Expert Reference Committee, NSW Department of Health.

He is author of more than 95 publications, including 50 related to airways disease and emphysema and 10 related to infection in chronic obstructive pulmonary disease. Norbert is a Senior Investigator for the CRC for Asthma and a Director of the CRC for Chronic Inflammatory Diseases.

Malcolm Fisher MBChB, MD
Professor Malcolm Fisher has been recognised for his work in critical care medicine. He has received a number of awards including the Thomas J. Iberti Memorial Award, the Christer Grenvik Award for international services to critical care medicine, the Alan Gilston Medal, the Inaugural ANZICS Medal and he is an officer in the Order of Australia.

He is a Staff Specialist in Intensive Care Unit of Royal North Shore Hospital, Area Director of Intensive Care and Clinical Professor in Intensive Care Medicine, Departments of Medicine and Anaesthesia, University of Sydney. He is a past President of the World Federation of Intensive and Critical Care Medicine Societies, and ANZICS.

He is the author of two books and more than 130 scientific articles.

Richard JI Morgan CBiol MIBiol, DRCPath
Richard has more than 25 years experience in pharmaceutical research and development. He has held various senior management positions within Pre-clinical Safety including Head of Toxicology at Wellcome plc and International Head of Toxicology and Pre-clinical Outsourcing for GlaxoWellcome plc.

With GlaxoWellcome (later GlaxoSmithKline) he was responsible for the Pre-clinical Safety Evaluation of more than 100 new chemical entities, covering areas as diverse as CNS, CVS, respiratory, metabolic, anti-infectives, anti-parasitics, neuromuscular blockers, oncology, monoclonals, and vaccines. He has been involved in the development of a large number of successful, marketed pharmaceutical products.

After leaving GlaxoSmithKline and after a period as Interim Head of Pre-clinical for PowderJect Pharmaceuticals, Richard established his own consultancy company (R&B HealthCare Ltd), providing advice on Toxicology and Pre-clinical Discovery and Development to client companies in the UK and Australia.

Richard holds CBiol MIBiol (Laboratory Animal Pathology) and is a Diplomate of the Royal College of Pathologists in Toxicology.

7.3 Senior Management Team

The Company has an experienced team of pharmaceutical/technology industry professionals with extensive experience both in Australia and internationally. The group has a demonstrable track record in innovation management and commercialisation, combining its complementary skills to facilitate the smooth running of the business.

The senior management team has extensive combined experience in discovery, intellectual property protection and management, drug development, commercialisation and business. The team's complementary skills allow rapid evaluation of new project opportunities and have been responsible for the negotiation and successful execution of a large number of agreements.

Alan D Robertson BSc, PhD
Chief Executive Officer

For career synopsis, refer to previous summary under the heading 'Board of Directors' in section 7.1 of this Prospectus.

Brett Charlton MBBS, PhD
Medical Director

For career synopsis, refer to previous summary under the heading 'Board of Directors' in section 7.1 of this Prospectus.



L - R
John Crapper
William Cowden
David McGarvey
Alan Robertson
Brett Charlton

William B Cowden BS, PhD
Chief Scientific Officer

Bill is Chief Scientific Officer of Pharmaxis, which he co-founded in 1998 to commercialise a promising group of patented compounds with the potential to treat inflammatory diseases and other immune-mediated diseases.

Bill has spent 20 years developing new therapeutic compounds for the treatments of cancer, infectious disease, and inflammatory diseases, including multiple sclerosis, and has developed patented compounds that are licensed to Johnson & Johnson Medical and to Cypros Pharmaceuticals (currently in phase III clinical trials).

He has extensive experience in research, including positions with the Department of Medical Chemistry at the John Curtin School of Medical Research (Australian National University), a Research Fellowship in the same institution, funded by the World Health Organisation in the Department of Experimental Pathology, and with Peptide Technology Ltd (Peptech) as Senior Scientist. Work carried out during Bill's time at Peptech led to the development of compounds that are also in human clinical trials, several of which are licensed to major pharmaceutical companies. One aspect of Bill's research, carried out in collaboration with Professor Ian Ramshaw, has been sold to Auragen/Agracetis and this forms a substantive basis of that company's international patent on DNA vaccine technology.

He was appointed at the John Curtin School as a Senior Research Fellow, in the Department of Cell Biology and Virology. He was consulting scientist to Anutech on a project conducted in collaboration with Progen Industries Ltd and maintains a fractional appointment at the John Curtin School where he is Head of the Immunopathology Research Group. Bill has been a specialist advisor to the TGA and has been an assessor for several prescription drugs currently registered for use in Australia.

Bill received a PhD in Medical Chemistry from the University of Queensland in 1979. He is the co-inventor of 12 patents and author of over 130 scientific papers, and has raised more than $9 million in grants and stipends to support work under his direction.

David M McGarvey BA, CA
Company Secretary and Chief Financial Officer

David has 18 years' experience as Chief Financial Officer of successful Australian-based international technology businesses.

After 10 years with PricewaterhouseCoopers, David joined high technology start-up Memtec Limited as Chief Financial Officer. At that time the company had sales of A$40,000 with 22 employees and a focus on R&D, manufacturing scale-up and application marketing. The next 12 years saw Memtec grow to become a NYSE-listed company with sales of US$243 million and 1,800 employees. As a global business, Memtec's operations and revenues were predominantly based outside of Australia with subsidiaries in North America, Germany, France, the U.K., Italy, Japan and South East Asia. Memtec's growth was attributable to a focused development of the core Australian technology business and more than 10 successful international acquisitions of mature, established filtration businesses.

Following the acquisition of Memtec by US Filter Corporation in late 1997, David remained with the restructured and renamed US Filter Filtration & Separations Group, a business that continued the Memtec growth strategy, achieving global sales to US$415 million and employing 3,150 people by the end of 2001.

David headed the financial and due diligence aspects of US Filter's divestment of FSG, across three separate transactions. Subsequently David worked with the successful bidder to facilitate smooth integration.

David has a Bachelor of Arts (Accounting Major) from Macquarie University. He was admitted to the Institute of Chartered Accountants in Australia in 1981, and the Australian Society of CPAs in 1993.

John F Crapper BSc, MBA
Chief Operations Officer

John has 32 years of manufacturing and operations experience, 17 years of which has been in the pharmaceutical industry. He is formerly Senior Vice-President and General Manager of Memcor International and Managing Director Memcor Australia Pty Ltd (formerly a subsidiary of Memtec Limited).

Memcor Australia houses the international membrane manufacturing operation and the major research and development group for the global organisation. John's role was to manage these operations and a small technical sales and engineering group for the Asian region, including full profit and loss, balance sheet and cash flow management, as well as Board responsibilities for the local legal entity.

During his time at Memcor, John was responsible for establishing the membrane manufacturing operation, including managing the scale-up of new manufacturing equipment and processes from the R&D group, creating full scale production operations and managing the establishment of the QA (Quality Assurance) and ERP systems. Over the 15 years of John's tenure he managed the development and growth of the operations from start-up to a global manufacturing operation with more than 200 people at a large facility producing membranes and filtration modules, 95% of which were exported to the U.S., Europe and Asia.

Prior to this John was Technical Director at Syntex Pharmaceutical's Animal Health division in Australia. John was originally at VR Laboratories, an Australian start-up veterinary pharmaceutical company which after 10 years continuous growth was acquired by Syntex in the early 1980's. John was responsible for formulation development, as well as all manufacturing operations. During this time he was also responsible for construction of a new manufacturing facility including sterile products, tablets, capsules, creams and liquid processes and obtaining TGA/FDA licences.

John has a Bachelor of Science in Applied Chemistry from the University of Technology, Sydney and an MBA from Macquarie University.

8 :Historical Financial Position

Section

The historical results for each of the years ended 30 June 2002 and 2003 set out in section 8.1 below and the audited balance sheet at 30 June 2003 set out in section 8.3 below have been extracted from the Company's financial statements for the year ended 30 June 2003 which were audited by PricewaterhouseCoopers. The Investigating Accountant's Report on the historical financial information is set out in section 9 of this Prospectus. The financial information should be read in conjunction with the assumptions in this section, the risk factors in section 11 and other information contained in this Prospectus.

8.1 Overview of Financial Performance

	2003 $	2002 $
Revenue		
Interest received	284,417	43,456
Grant revenue	975,974	645,533
Rental income	41,441	-
Other	1,617	-
Revenues from ordinary activities	$1,303,449	$688,989
Other expenses from ordinary activities		
Research and development expenses	(1,789,762)	(1,151,212)
Administration expenses	(981,476)	(140,012)
Profit/(loss) before income tax expense	(1,467,789)	(602,235)
Income tax expense/(credit)	-	-
Net profit/(loss)	$(1,467,789)	$(602,235)
Depreciation and amortisation included in expenses		
Depreciation of plant and equipment	169,812	46,829
Amortisation of intangible assets	85,922	83,289
	$255,734	$130,118

8.2 Review of Historical Results

Period from incorporation to 30 June 2002

In the period from incorporation to 30 June 2002 (approximately four years) the Company spent approximately $2.9 million on research and development costs and $200,000 on administration expenses. Government research grants provided funds of approximately $1.6 million in this period and interest income earned on cash balances contributed approximately $100,000 over the period. The balance of funding requirements of $1.4 million was contributed as equity invested by the shareholders.

Year ended 30 June 2003

Revenue increased significantly in 2003 reflecting increased research grant revenue and increased interest revenue, a result of the Company's available funds increasing as discussed below. In addition rental income was received for the first time as a result of a sub-leasing arrangement on the Company leased facilities at Frenchs Forest, NSW.

In 2002, the Company received support from four separate government research grants. The two smaller grants effectively completed at 30 June 2002, the third continuing until 30 September 2002, and the fourth and significantly larger grant continuing through until 30 June 2003. In June of 2003 the Company was awarded a new $3 million Commonwealth R&D Start Grant to assist in the clinical development of Bronchitol for cystic fibrosis. This large grant had an effective start date of 6 March 2003 and $380,000 of this particular grant was recorded as revenue in the period to June 2003. Refer to section 8.5 below for details of the Company's accounting policies in relation to the recognition of grant revenue.

A share placement in August 2002 raised approximately $9.5 million. The cash was invested in bank money market deposit accounts and bank accepted commercial bills, and resulted in the significant increase in interest income in 2003 as noted above.

The significant increase in expenses during 2003 reflects the Company's transition from a 'virtual company' based at the ANU, to a growing organisation with its own dedicated facilities and employees.

On 1 November 2002, the Company leased 1,400 square metres of facilities in Frenchs Forest, NSW providing the Company with clean room manufacturing facilities, laboratory facilities, accounting and administration offices, and space for future expansion. One floor of this facility is currently sublet. Also on 1 November 2002, a small office suite was rented in Canberra as a base for the clinical trial group. In conjunction with the leasing of suitable premises to provide its own base of operations, the Company employed manufacturing, quality control, clinical trial, accounting and administration staff. Over the remainder of the fiscal year the Company installed manufacturing equipment at Frenchs Forest to produce its Bronchitol and Aridol™ products for clinical trials, while preparations for the trials commenced.

The manufacturing and administration activities established at Frenchs Forest and the preparation for clinical trials have consequently been the primary reasons for the increase in both administration expenses and the research and development expenses in 2003.



8.3 Pro Forrna Consolidated Balance Sheet

The pro forma balance sheet has been adjusted for the minimum $21 million of gross proceeds from the issue of shares under this Offer less estimated costs associated with the issue of $1.7 million, as if these transactions had occurred at 30 June 2003. Refer to Section 4.8 in relation to oversubscriptions.

	Ref	Audited 30 June 2003 $	Effect of the Initial Public Offering $	Pro Forma $
Current Assets				
Cash and bank accepted commercial bills	8.7	7,383,923	19,300,000	26,683,923
Receivables – government research grants		62,582		62,582
Other		84,235		84,235
Total Current Assets		7,530,740	19,300,000	26,830,740
Non-current Assets				
Property, plant and equipment	8.8	1,515,016		1,515,016
Intangible assets	8.9	1,205,000		1,205,000
Other – security deposits		243,800		243,800
Total Non-current Assets		2,963,816		2,963,816
Total Assets		10,494,556	19,300,000	29,794,556
Current Liabilities				
Accounts payable		231,736		231,736
Other liabilities – deferred research grants		318,563		318,563
Provisions		52,697		52,697
Total Current Liabilities		602,996		602,996
Non-current Liabilities				
Provisions		1,499		1,499
Total Non-current Liabilities		1,499		1,499
Total Liabilities		604,495		604,495
Net Assets		$9,890,061	$19,300,000	$29,190,061
Shareholders' Equity				
Share capital		12,804,529	19,300,000	32,104,529
Retained earnings		(2,914,468)		(2,914,468)
Total Shareholders' Equity		$9,890,061	$19,300,000	$29,190,061

8.4 Cash Flow Statements

The table below summarises the Company's historical cash flows for each of the years ended 30 June 2002 and 2003.

	2003 $	2002 $
Cash Flows from Operating Activities		
Research grant receipts from governments	1,290,093	785,716
Payments to suppliers and employees	(2,773,124)	(1,191,765)
Interest received	269,543	43,456
Rental income	45,585	-
Tax paid	-	-
Net cash flows from operating activities	(1,167,903)	(362,593)
Cash Flows from Investing Activities		
Payment for properties, plant and equipment	(1,569,278)	(11,241)
Payment for patents	(83,075)	(25,092)
Net cash flows from investing activities	(1,652,353)	(36,333)
Cash Flows from Financing Activities		
Issuance of shares	9,630,000	-
Transaction costs on share issue	(176,579)	
Cancellation of shares	(101)	
Net cash flows from financing activities	9,453,320	-
Net increase (decrease) in cash held	6,633,064	(398,926)
Cash at the beginning of the financial year	750,859	1,149,785
Cash at the end of the financial year	$7,383,923	$750,859

8.5 Summary of Significant Accounting Policies

The principal accounting policies adopted by the Company are discussed below to assist in a general understanding of the financial information set out in this section. These policies have been consistently applied unless otherwise indicated.

8.5.1 Basis of accounting

The financial information in this section has been prepared in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia. Some of the disclosure requirements under these Accounting Standards have not been included where the information that would be disclosed is not considered material or relevant to potential investors. The financial information has been prepared in accordance with the historical cost convention.

8.5.2 Operating revenue

Revenues are recognised at fair value of the consideration received net of any applicable taxes.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instruments.

Government research and development grant income is recognised as and when the relevant research expenditure is incurred. When the Company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the Company does not control the income until the relevant expenditure has been incurred.

8.5.3 Research and development costs

Internally generated research and development costs are expensed as incurred.

8.5.4 Inventories

Research and development stores and materials manufactured for clinical trials are expensed as incurred. Raw materials for clinical trials are stated at the lower of cost or net realisable value.

8.5.5 **Cash**

For purposes of the statement of cash flows, cash includes deposits at call and bank accepted commercial bills which are readily convertible to cash and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

8.5.6 **Depreciation of plant and equipment**

Items of plant and equipment, including leasehold improvements, are depreciated/amortised over their estimated useful life to the Company, ranging from three years to 10 years using either the straight line or reducing balance method. Assets are depreciated or amortised from the date of acquisition and up to the date of disposal.

8.5.7 **Trade and other creditors**

These amounts represent liabilities for goods and services provided to the Company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 45 days of recognition.

8.5.8 **Wages, salaries and annual leave**

Liabilities for wages, salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

8.5.9 **Superannuation**

The Company contributes to standard defined contribution superannuation funds on behalf of all employees and directors at 9% of employee gross salary.

8.5.10 **Employee share options**

The value of options granted under share option plans is not charged as an employee entitlement expense.

8.5.11 **Long service leave**

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

8.5.12 **Intangible assets**

Costs of purchase of patent licences and application costs for new patents are capitalised and amortised over the period in which the related benefits are expected to be realised.

8.5.13 **Income tax**

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

8.5.14 **Foreign currency translation**

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

8.5.15 **Lease payments**

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expense in the periods in which they are incurred.

8.5.16 **Acquisitions of assets**

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

8.5.17 **Non-current assets**

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount.

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

8.5.18 **Contributed equity**

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Any transaction costs arising on the issue of shares are recognised directly in equity as a reduction of the share proceeds received.

8.6 Income Tax

	2003 $
Future income tax benefit not booked:	
Tax losses	776,207
Timing differences	10,675
	786,882

The future income tax benefits will only be obtained if:

i. The Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

ii. The Company continues to comply with the conditions for deductibility imposed by tax legislation, in particular those conditions that deal with the impact of changes in ownership and the business typically associated with the development and funding of new businesses, and

iii. No change in tax legislation adversely affects the Company in realising the benefit from the deductions for the losses.

8.7 Cash and Bank Accepted Commercial Bills

	2003 $
Cash at bank	71,752
Cash on hand	447
Cash on deposit	1,319,508
Bank accepted commercial bills	5,992,216
	7,383,923

Bank accepted commercial bills matured in July 2003 and are rolled over approximately every 30 days. The average interest rate on the bank accepted commercial bills is 4.7%.

8.8 Plant and Equipment

	2003 $
Plant and equipment – at cost	1,644,526
Less: Accumulated depreciation	(224,679)
	1,419,847
Leasehold improvements – at cost	120,264
Less: Accumulated depreciation	(25,095)
	95,169
	1,515,016

8.9 Intangible Assets

(refer to licence agreement summaries in section 12 of this Prospectus)

	2003 $
Patents and licences – at cost	1,511,571
Less: Accumulated amortisation	(306,571)
	1,205,000

8.10 Operating Lease Commitments

	2003 $
Lease commitments	
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:	
Payable no later than one year	351,064
Payable later than one year, not later than five years	699,340
Capital commitments	–
	1,050,404

8.11 Contingent Liabilities

Included in the government research grants received by the Company and discussed in section 8.2 above, are three Commonwealth Government research grants under the R&D Start Grant Program, two of which have now completed. The Commonwealth Government may require the Company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

- the Company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or
- upon termination of a grant due to breach of agreement or insolvency.

The Company continues the development and commercialisation of all three projects funded by the R&D Start Grant.

The total amount received by the Company since incorporation under the Start Grant Program at 30 June 2003 was $2,394,159, of which $318,563 was recorded as deferred research grants liability at 30 June 2003.

The Company has a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

8.12 Share Capital

For details of the share capital and options of the Company, refer to Section 12.2 and 12.3 of this Prospectus.

9 : Investigating Accountant's Report

Section

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of dealer's licence No 11203

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Directors
Pharmaxis Ltd
Unit 2, 10 Rodborough Road
FRENCHS FOREST NSW 2086

26 September 2003

Dear Directors

Investigating Accountant's Report

We have prepared this report on the historical financial information of Pharmaxis Ltd (the Company) for inclusion in a Prospectus dated on or about 26 September 2003 (the Prospectus) relating to the issue of 42 million ordinary shares in the Company with the ability to accept oversubscriptions for a further 8 million ordinary shares (the Offer).

Expressions defined in the Prospectus have the same meaning in this report.

The nature of this Report is such that it should be given by an entity which holds a dealer's licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate dealer's licence.

Background

The Company was formerly known as Pharmaxis Pty Ltd and following conversion to a public company on 5 September 2003 changed its name to Pharmaxis Ltd. The current capital structure of the Company (assuming conversion of the existing preference shares occurs on listing), together with details of the existing Employee Option Plan is set out in Section 12.3 of the Prospectus.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report (the Report) covering the following information:

Historical Financial Information

(a) the historical financial performance of the Company for each of the years ended 30 June 2002 and 30 June 2003; and

(b) the historical statement of financial position as at 30 June 2003 and the pro forma statement of financial position as at 30 June 2003 which assumes completion of the contemplated transactions disclosed in Section 8 of the Prospectus (the pro forma transactions).

(collectively, the Historical Financial Information)

This Report has been prepared for inclusion in the Prospectus. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Financial Information to which it relates for any purposes other than for which it was prepared.

PRICEWATERHOUSECOOPERS

Scope of review of Historical Financial Information

The Historical Financial Information set out in Section 8 of the Prospectus has been extracted from the audited financial statements of the Company, which were audited by PricewaterhouseCoopers who issued an unmodified audit opinion on the financial statements. The Directors are responsible for the preparation of the Historical Financial Information.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the audited financial performance of the Company for the relevant historical period;
- a review of work papers, accounting records and other documents;
- a review of the assumptions used to compile the pro forma statement of financial position;
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Company disclosed in Section 8 of the Prospectus; and
- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review statement on Historical Financial Information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro forma statement of financial position has not been properly prepared on the basis of the pro forma transactions;
- the pro forma transactions do not form a reasonable basis for the pro forma statement of financial position;
- the Historical Financial Information, as set out in Section 8 of the Prospectus does not present fairly:
  (a) the historical financial performance of the Company for each of the years ended 30 June 2002 and 30 June 2003, and
  (b) the historical and pro forma statement of financial position of the Company as at 30 June 2003.

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by the Company disclosed in Section 8 of the Prospectus.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Company have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or disclosure of interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this Offer other than the preparation of this Report and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully

Glen Hadlow
Authorised Representative
PricewaterhouseCoopers Securities Ltd

10: Report on Intellectual Property

Section

VENABLE LLP

575 7th Street, NW
Washington, DC 20004-1601

Telephone 202-344-4000
Facsimile 202-344-8300

www.venable.com

Pharmaxis Ltd
2/10 Rodborough Road
Frenchs Forest, New South Wales, 2086, Australia
Phone 61 2 9451 5961
Facsimile 61 02 9451 3622

VENABLE LLP
Attorneys at Law

9 September 2003

This report about patents and patent applications in the name of, or licensed to, Pharmaxis Ltd or its predecessors in interest is provided for inclusion in a prospectus to be issued by Pharmaxis Ltd.

Background

Venable LLP is a firm of attorneys that includes members concentrating in the law and practice relating to intellectual property, of which significant number are registered United States patent attorneys and agents. All partners, associates and patent agents of Venable LLP who are involved in patent prosecution matters are registered members of the patent bar of the United States Patent and Trademark Office ("PTO"). A substantial part of the firm's patent practice focuses on pharmaceutical and biotechnology-related inventions. All members of the firm's patent prosecution group who work in the life sciences and chemistry have academic qualifications (Bachelors, Masters or Doctoral degrees) in chemistry or the life sciences, including biochemistry, molecular biology, immunology and the like.

The term "Intellectual property" encompasses a group of rights granted by a government which provide varying degrees of protection of products, processes, designs and trademarks/service marks, in commerce and industry. Patents are a form of intellectual property that covers "inventions" and are granted a quid pro quo in exchange for an inventors' full disclosure of his invention to the public. This report is concerned with patents and patent applications which are the property of, or are licensed to, Pharmaxis Ltd, and which patents concern primarily novel small molecule inhibitors of immunity and inflammation that are useful in treating autoimmune and related diseases and conditions.

Patents represent a monopolistic right granted separately by jurisdiction (generally by country) which grant the patent owner a limited right to exclude others from practicing (making, using, or selling) the patented subject matter throughout the relevant jurisdiction. Patents have a finite term which in many countries of the world runs 20 years from the date of the filing of a complete application, subject to the payment of regular maintenance, renewal or annuity fees. Commercialization of developments, improvements or new uses of patented products and processes by third parties are often subject to the temporary monopoly afforded by the earlier existing patent(s), and require the party wishing to use such developments to obtain a license and pay the patent holder royalties. Remedies to the patent owner for infringement of his patent by a third party, which vary by country, may include money damages, equitable remedies such as injunctions, and bars to importation of infringing goods.

WASHINGTON, DC MARYLAND VIRGINIA

The schedule of patents and patent applications provided herein refers to the expiration date of the patent term, which is based on the standard statutory term of the patent monopoly provided in a particular jurisdiction. In the case of certain pharmaceuticals/therapeutic products or medical devices that require regulatory approval prior to marketing and sale, the patent term may be extended in certain jurisdictions by a prescribed period, generally not exceeding five years. Patent term extensions generally relate to pharmaceutical compositions per se or medical devices for which regulatory or marketing approval has been obtained.

Patent rights are obtained by filing a patent application, which includes (1) a patent specification that describes the invention, and (2) claims which define the specific invention to be protected. In the United States, Australia and other jurisdictions, a "provisional" patent application may be filed to establish the "priority date" for the invention disclosed in that application. However, it is not possible to obtain a patent merely on the basis of a provisional patent application, which is never examined. Rather, an associated complete or formal application must be filed within 12 months of the filing date of the provisional application, and this latter application is subjected to examination by the relevant patent office and is either granted or rejected.

In today's patent regime, the filing of a provisional patent application (most commonly in an applicant's home country) serves as a possible first step in obtaining patent rights in countries throughout the world, with each foreign patent application being entitled to claim priority from the initial national (e.g., U.S. or Australian) provisional application. A simplified means for filing multiple international patent applications was created under the provisions of the Patent Cooperation Treaty ("PCT") administered by the World Intellectual Property Organization. The PCT permits the filing of a single international patent application (termed a "PCT application") which must designate a priori the countries in which the applicant may subsequently wish to proceed. At the end of either 20 or 30 months from the earliest priority date, the applicant must file national (or regional, in the case of the European Patent Office and other regional patent offices) patent applications in some or all of those designated countries. Alternatively, or additionally, patent applications may be filed directly in a country of interest within 12 months of the priority date. Under the Paris Convention of 1883, member countries honor a foreign patent application by according it a priority date that corresponds to its priority date in its home country.

A patent application is examined by the patent office of each country (or region) in which it was filed. Subject to the results of the examination, a patent may be granted. Common requirements for obtaining a patent around the world include that the invention be (1) useful or industrially applicable, (2) novel, and (3) not obvious such that an inventive step was involved in its conception. Such requirements are generally judged as of the application's filing date. Novelty in the patent sense is judged in relation to what was known, used or "on sale" on the date the application was filed. The United States patent law (unlike most countries) provides a one year grace period for public disclosure prior to the filing date. Inventiveness, or unobviousness, generally requires a distinct advance over what was previously known. As a consequence, patent protection may not be obtained for trivial or obvious improvements or modifications. Because of differences in the patent laws and examination procedures around the world, the same patent application may result in the granting of different claims in various jurisdictions. In the medical arena, certain countries' laws do not permit patenting methods to treat the human body or to methods of diagnosis that are carried out within the body, although alternative claiming strategies may be available to obtain effective patent protection for such uses. We note also that the order in which various claims appear in a patent or application has no bearing on their commercial importance or enforceability.

Patents and patent applications are assets as property right that, like real property, is capable of sale, transfer, license, recordal of legal interest, and the like. A patent and patent application may be in the name of one or more entities, depending upon whether more than one inventor was responsible for the invention. In most of the world, applications are filed in the name of companies/employers. In the United States, the inventor(s) are the applicants for, and recipients of, patents, but may be required contractually to assign their rights to their respective employers. Generally, absent specific agreement to the contrary, joint patent owners are considered to hold equal undivided interests in a patent.

Pharmaxis Ltd Patents/Patent Applications

Set forth below are details of patents and patent applications licensed to, or owned by Pharmaxis Ltd or its predecessors in interest, Pharmaxis Pty Ltd or Praxis Pharmaceuticals Australia Pty (Ltd). This report relies on the representations of Pharmaxis Ltd with respect to its licenses from third party patent owners as set forth below. We have been advised by Pharmaxis Ltd that it has:

(1) secured a license to intellectual property of Central Sydney Area Health Service relating to the use of mannitol of a certain particle size for assessment of bronchial hyperresponsiveness consistent with active asthma, for monitoring steroid use in asthma patients and for the management of diseases such as cystic fibrosis and bronchiectasis (Patent Family 1, below).

(2) entered into an agreement with ANUTECH Pty Ltd (as agent for and on behalf of the Australian National University) to exclusively license intellectual property of the university in the area of phosphosugars and their analogues as anti-inflammatory agents (Patent Families 2 and 3, below).

In some countries, such as Australia,[1] entitlement as a licensee to an interest in a patent is a "prescribed particular" which must be recorded. In general, if this has not yet been done, it is advisable to record the licenses in each of the countries where patents have been granted, including all of the European validations, as well as in those countries in which applications are still pending, so as to place the fact that Pharmaxis Ltd has an interest in the patents or applications on the official record.

Information concerning the status of patent applications outside the United States is based upon reports provided to us between about 21 June and 8 September 2003, by various corresponding patent firms around the world. Their reports are variously based on inspection of public records and/or databases of their national (or regional) patent offices. Information concerning U.S. patents/applications are based upon search of U.S. patent office records, including assignment recordations, or upon the internal files of Venable LLP for the patent applications of Families 5 and 6, below.

The portfolio of patent and patent application rights listed below is divided by individual patents/applications and, where appropriate, the resultant family of corresponding international patents/applications based on the same priority document.

Other than Family 1, the remaining groups of patents or applications are related to novel compounds of several different classes that share a common effect of suppressing unwanted immune and inflammatory responses. Some of these compounds have been shown to act by inhibiting emigration of immune system cells (T lymphocytes) from the circulation to the tissues where cell-mediated damage is effected. The patents relate further to pharmaceutical compositions comprising these compounds and methods of using these compounds and compositions to inhibit T lymphocyte-mediated immunity and the ensuing inflammatory processes. These methods are applicable to the treatment of diseases such as arthritis, multiple sclerosis and various other autoimmune/inflammatory diseases. Patent Family 1 involves use of mannitol and other compounds for (1) testing airway function in and susceptibility to, asthma, as well as (2) promoting airway clearance, thereby treating conditions that require clearance of excess mucus.

The actual patent claims already granted, or those that may be granted, in each national jurisdiction could vary depending on individual differences in patent laws and regulations.

[1] as we have been informed by our Australian associates

Patent Family 1 – The Use of Inhaled Mannitol

The invention covered by this family of patents and patent applications generally relates to the use of mannitol and other substances in the form of a dispersible dry powder capable of inducing sputum and promoting airway clearance in conditions where clearance of excess mucus would be advantageous. Included is a test of airway function and susceptibility to asthma based on inhaling an effective amount of mannitol or other substance.

Country	Patent/Application No.	Status	Expires
Australia	682756	Granted – 5-Feb-1998	23-Feb-2015
Canada	2183471	Pending • Request for Exam 18-Jan-2002; • Official action 09-Jul-2003; • Response due 09-Jan-2004	23-Feb-2015
Europe (EPO) (designating Austria, Belgium, Switzerland, Germany, Denmark, Spain, Finland, France, UK, Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden)	95910331.8	Pending • 1st Examination report 12-Jun-2003 • Response due 12-Oct-2003)	23-Feb-2015
Japan	7-522021	Pending • Request for examination and amendment filed 21-Feb-2002	23-Feb-2015
Malaysia	PI9603590	Approved – grant fee paid Jun-2003 Awaiting Grant Certificate	23-Feb-2015
New Zealand	281522	Granted	23-Feb-2015
P.R. China	95191808.7	Granted – 05-Dec-2001	25-Feb-2015
Republic of Korea	96-704666	Granted – 16-May-2003	23-Feb-2015
Singapore	34525	Granted – 19-Dec-1997	19-Dec-2015
The Philippines	I-54034	Pending • Allowed - Jun-2003 • Acceptance fee paid; grant expected	23-Feb-2015
USA	5,817,028	Issued – 06 Oct-1998	06 Oct-2015
Vietnam	SC0131/96	Granted – 21 Mar-2002	23-Feb-2015

This series of patents and patent applications are held in the name of Central Sydney Area Health Service and stem from an initial Australian provisional patent application PM4114 filed 25-Feb-1994. Subsequently, complete applications were filed via a PCT application (PCT/AU/95/00086; 23-Feb-1995). Based on the information we have received, maintenance or annuity fees for all these patents and applications have been timely paid, so that the patents and applications are in good standing. See Appendix A for due dates of the next maintenance/annuity payments. Subject to continued payment of these prescribed fees, most of these patents are expected to run for a term of 20 years expiring on 23 or 25 Feb-2015 (see above). Exceptions to this are U.S. Patent 5,817,028 which expires on 06 Oct-2015 and Singapore patent 34525 which expires on 19 Dec-2015.

Pharmaxis Ltd has represented that it has licensed these patents.

Patent Family 2 – Phosphosugar-based anti-inflammatory and/or immunosuppressive drugs

The invention covered by this family of patents and patent applications generally relates to a method for treating inflammatory or immune-mediated conditions in patients by administering a phosphosugar (mainly mannose-6-phosphate and fructose-6-phosphate) as well as oligo- and polysaccharides that contain such phosphosugars. These agents act as antagonists at mannose phosphate receptors by competitive inhibition of the binding of the natural ligand for these receptors. This treatment targets

"delayed hypersensitivity" types of immune reactions and their attendant inflammatory processes, and the patent is directed specifically to the treatment of arthritis, inflammatory diseases of the central nervous system, and the rejection of organ transplants.

Country	Patent No.	Status	Expires
Australia	627500	Granted - 21-Dec-1992	18-Aug-2009[2]
European states:			
Austria	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Belgium	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
France	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Germany	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Italy	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Liechtenstein	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Luxembourg	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Netherlands	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Sweden	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Switzerland	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
United Kingdom	0429522	Granted (EP) – 30-June-1996	17/18 Aug-2009
Japan	509079/89	Granted 03-Dec-1999	18-Aug-2009
USA	5,506,210	Issued 09-Apr-1996	09-Apr-2013

This family of patents is owned by The Australian National University ("ANU") and claims priority to Australian Provisional application P19942/88 filed on 19-Aug-1988. Subsequently, complete applications were based on a PCT application (PCT/AU89/00350) filed 18-Aug-1989). Based on the information we have received, maintenance fees for all these patents have been timely paid, so that the patents and applications are in good standing. See Appendix A for due dates of the next maintenance/annuity payments. Subject to continued payment of these prescribed fees, most of the listed patents are set to expire on about 17 Aug-2009 (see above). An exception to this is U.S. patent 5,506,210 which is set to expire on 09-Apr-2013.

Pharmaxis Ltd has represented that it has licensed these patents.

<u>Patent Family 3</u> – **Novel phosphosugars and phosphosugar-containing compounds having anti-inflammatory activity**
These patents are for substituted D-mannoside-6-phosphate compounds that have anti-inflammatory activity and their use in treating inflammatory diseases, particularly cell-mediated inflammatory diseases. The patent discloses use of these compounds to suppress experimental autoimmune encephalomyelitis in the rat (a model of multiple sclerosis) and two different types of delayed-type hypersensitivity responses in mice. Issued claims in the U.S. patent cover some of these novel phosphosugar compositions and methods of treating cell-mediated inflammation in a human or non-human mammalian patient by administering these compositions.

Country	Patent No.	Status	Expires
Australia	728393	Granted 26 Apr-2001	17-Oct-2017 (extension may be available)
USA	6,294,521*	Issued 25-Sep-2001	18-Oct-2017

* A number of typographical/printing errors were identified in the printed U.S. patent which errors should not have any substantive impact on its validity. These errors can most likely be corrected by applying for a Certificate of Correction (cost-free if due to PTO errors).

[2] According to our Australian associates, an extension may be available.

The above family of patents are held in the name of the ANU and stem from a priority Australian provisional patent application PO 3098/96 filed 18 October 1996. Based on the information we have received, maintenance or annuity fees for all these patents and applications have been timely paid, so that these patents are in good standing. See Appendix A for due dates of the next maintenance/annuity payments. Subject to the continued payment of these prescribe fees, each of the patents will run for a term expiring on about 17 October 2017.

Pharmaxis Ltd has represented that it has licensed these patents.

Patent Family 4 – Novel compounds and methods
This family of patent applications relates generally to novel phosphotetrahydropyran (mannose-6-phosphate derivatives) compounds and their use in treating diseases that are dependent upon T lymphocyte migration. These compounds were shown to inhibit (a) T lymphocyte migration across rat brain endothelial cell layers in vitro; (b) lymphocyte migration into lymphatic and extralymphatic tissues in vivo; and (c) delayed hypersensitivity-type immune responses and development of T cell-mediated autoimmune disease in vivo in animal models. In particular, the present invention relates to the use of the above compounds in the treatment of T lymphocyte mediated inflammatory diseases in animals and man, such as rheumatoid arthritis, multiple sclerosis, etc.

Country	Application No.	Status	Expires
Australia	2001270356 (formerly 70356/01)	Pending • Awaiting direction to request examination • Examination not yet requested by applicant	11-Jul-2021
Canada	2415214	Pending • Request for examination due 11-Jul-2006	11-Jul-2021
Europe (designating Austria, Belgium, Switzerland/ Liechtenstein, Cyprus, Germany, Denmark, Spain, Finland, France, UK, Greece, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Sweden, Turkey).	01949109.1	Pending • Examination fee paid upon entry; • Awaiting EPO supplemental search report • Will have 6 months from report to confirm desire for examination	11-Jul-2021
New Zealand	523565 (filing date: 05 Jan 2003)	Pending: • Official action pending	11-Jul-2021
USA	10/338,679 (filed: 09 Jan-2003)	Pending • Assignment recorded • Preliminary amendment filed for procedural reasons	11-Jul-2021

This family of patent applications was originally filed in the name of Praxis Pharmaceuticals Australia Pty Ltd, which we are advised, as noted above, was predecessor in title of Pharmaxis Pty Ltd and Pharmaxis Ltd. These applications stem from Australian Provisional Patent Application No. PQ8723/00 filed on 11 July 2000. Complete applications were based on a PCT application (PCT/AU01/00831) filed on 11 July 2001. For the U.S. application, Official Filing Receipt notes that this is a "continuation-in-part application, meaning that new subject matter was added at some stage of filing compared to the priority document. Based on the information we have received, for those applications requiring annuities, these have been timely paid, so that these applications are in good standing. See Appendix A for due dates of the next maintenance/annuity payments. Any patents granted from these applications will run for a term expiring on about 11 July 2021, provided that payment of prescribed maintenance fees for the applications (if required), and patents granted therefrom, are timely paid.

We understand that the inventors have yet to assign the Australian application to Pharmaxis Ltd. Also, if not yet done, the change of name from Praxis Pharmaceuticals Australia Pty Ltd to Pharmaxis Ltd should be recorded in each country in which this application has been filed.

Patent Family 5 – Novel Phosphotetrahydropyrans and methods

The present invention relates generally to novel phosphotetrahydropyran compounds, primarily derivatives of mannose-6-phosphate, and their use in treating diseases or disorders that are mediated at least in part by T lymphocyte emigration from blood to tissues. These compounds are said to be improved inhibitors as compared to the compounds in Patent Family 4. Pharmaceutical compositions containing these compounds are used in methods to treat T lymphocyte mediated inflammatory and autoimmune diseases in animals and man, including rheumatoid arthritis, multiple sclerosis, acute disseminated encephalomyelitis, psoriasis, Crohn's disease, T cell-mediated dermatitis, stromal keratitis, uveitis, thyroiditis, sialitis or type I diabetes.

Country	Application No.	Status
USA	60/471,716	• Filed 20-May-2003 • Must be filed as complete national or international application by 20 May 2004

This U.S. provisional application was prepared and filed by our firm in the name of Pharmaxis Pty Ltd on 20 May 2003, which will serve as the worldwide priority date for this Patent Family provided that national stage applications and/or an international (PCT) application is filed by 20 May 2004. We are advised that Pharmaxis Ltd will expect Venable LLP to be responsible for future U.S. national stage and international filings. The filing fee was timely paid and the provisional application will lapse on 20 May 2004. The inventors have not yet executed a formal assignment of their rights to Pharmaxis Ltd, but will be asked to do so in due course during the provisional year.

Patent Family 6 – Novel Cannabinoid CB-2 Receptor Agonists and Uses Thereof

This patent application relates to compounds and pharmaceutical compositions comprising novel cannabinoid CB-2 receptor agonists that have a number of biological and pharmacological activities, including bronchial, immunomodulatory and analgesic. These compounds are therefore useful for the treatment of inflammatory conditions, immune disorders and cell proliferative disorders, as well as in pain management, either alone or in combination with known agents for these conditions.

Country	Application No.	Status
USA	60/498,238	• Filed 28-Aug-2003; provisional fee paid • Must be filed as complete national and/or international application by 28-Aug-2004

This U.S. provisional application was prepared and filed by Venable LLP on 28-Aug-2003. This date will serve as the worldwide priority date for this Patent Family provided that national stage applications and/or an international (PCT) application is filed by 28-Aug-2004. We are advised that Pharmaxis Ltd will expect Venable LLP to be responsible for future U.S. national stage and international filings. The filing fee was timely paid and the provisional application will lapse on 28-Aug-2004, one year after its filing date. The inventors have not yet executed a formal assignment of their rights to Pharmaxis Ltd, but will be asked to do so in due course during the provisional year.

General Statements about Patent Status

The status of each of the patents and patent applications listed herein has been verified by reference to records of the various national or regional patent offices, through the use of computer databases and/or manual examination of patent office records, as well as our firm's own records for Patent Families 5 and 6. For non U.S. patents or applications, we have obtained information directly from firms of patent attorneys in the relevant countries, in some cases the firm responsible for a particular patent or application in its jurisdiction, or from the Australian firm overseeing the worldwide patent prosecution.

In certain patent offices, a third party opposition to a granted patent is available, and/or third party observations may be filed during the course of examination (which is laid open to the public). We are advised that none of the above granted patents are known to have been involved in such proceedings. We are further advised by associates in the various countries that none of the granted patents have been involved in legal proceedings in courts of the relevant jurisdictions.

During examination, a separate "divisional" patent application may arise from a single "parent" application as a result of a formal requirement[3] of examination to split the claims into two or more separate applications (e.g., one for compositions, another for methods). A patent from such a divisional application results in the grant of a separate patent right for the particular embodiments claimed therein. We are not aware that any divisional or "continuation" applications (which would also be based on the same underlying specification as the applications/patents listed above) are currently pending. Such applications could result in the granting of patent claims not only to additional embodiments, but possibly to broader claims covering the same embodiments.

Change of Corporate Name

We are advised that Pharmaxis Ltd ceased doing business as Pharmaxis Pty Ltd and changed it name to Pharmaxis Ltd on September 5, 2003. This change of name remains to be formally recorded in respect of the relevant patents and patent applications which were either owned by or licensed to Praxis Pharmaceuticals Australia Pty Ltd or Pharmaxis Pty Ltd. These are formal, procedural steps that, once taken, would not be expected to compromise the validity or standing of any of the foregoing patents or patent applications in any jurisdiction.

Patentability, Patent Validity and Infringement of Third Party Rights

It should be noted that the patent applications listed above that are not labeled as "granted" or "issued" remain pending. There can be no assurance that any or all of these applications will result in the grant of a patent after examination (for novelty, inventive step or otherwise) in the particular patent office. Further, there can be no assurance that any claims granted in these applications will have the scope of the originally filed claims or the pending claims.

In addition, there can be no assurance that any of the already granted patents, or any new patent granted on any of the above applications,[4] will be valid or enforceable in the particular country in which it was granted, or that the scope of protection provided by any granted patent will be identical to the scope of (a) the invention disclosed in the application as filed, or (b) claims granted in a corresponding application in a different jurisdiction.

There can be no assurance that the patents as granted, even if valid, will adequately cover any commercial product or process made or sold by Pharmaxis Ltd or its licensees or sublicensees.

There can be no assurance that practice of any aspect of the foregoing patents in any jurisdiction will not infringe the patent rights of third parties who may have (a) dominating patents to the Pharmaxis Ltd products or methods, or (b) patents that cover a part or all of the production processes that Pharmaxis Ltd or its licensee deems most advantageous to employ in manufacturing the patented products.

Independence

Venable LLP currently acts as patent attorneys in relation to two of the applications noted above (Patent Family 5 and 6), and has prepared this report for inclusion in the Pharmaxis Ltd prospectus based on available information. Venable LLP will be paid its usual professional fees for the preparation of this report.

Venable LLP
Dr Shmuel Livnat
Partner

[3] which may differ among different jurisdictions

[4] or patents granted on divisional or continuation application derived from these applications

Status of Maintenance Fee/Annuity Payments[5]

Patent Family 1

Country	Patent/Application No.	Last fee paid	Next Annuity/Maint. Fee due
Australia	682756	30-Jan-2003	23 Feb-2004
Canada	2183471	23-Feb-2003	23-Feb-2004
European Patent Office	95910331.8	28-Feb-2003	29-Feb-2004
Japan	7-522021	N/A	after grant
Malaysia	PI9603590	Grant fee – Jun-2003	begins after Grant Certificate
New Zealand	281522	18-02-2002	23-02-2005
Peoples Republic of China	95191808.7	Not known	25-05-2004
Republic of Korea	96-704666	16-May-2003	16-May-2006
Singapore	34525	23-Feb-2003	23-Feb-2004
The Philippines	I-54034	[Acceptance fee, June 2003]	**undetermined**
USA	5817028	21-Mar-2002	06-Oct-2005 – 06-Apr-2006
Vietnam	SC0131/96	Paid through 23-Feb-2004	23-Aug-2003 – 23-Feb-2004

Patent Family 2

Country	Patent No.	Last fee paid	Next Annuity/Maint. Fee due
Australia	627500	15-May-2002	18-Aug-2003-18-Feb-2004
European Patent Office (granted in Austria, Belgium, France, Germany, Italy, Luxembourg, Sweden, Switzerland/Liechtenstein, Netherlands0, UK)	0429522	18-Aug-2002 in all countries	Aug-2003
Japan	509079/89	27-Nov-2002	03-Dec-2003
USA	5,506,210	08-Oct-1999	09-Apr-2003 – 09-Oct-2003

Patent Family 3

Country	Patent No.	Last fee paid	Next Annuity/Maint. Fee due
Australia	728393	22-Jul-2002	17-Oct-2003
USA	6,294,521	n/a	27-Sep-2004 to 27-Mar-2005

[5] not yet applicable for Patent Family 5 and Patent Family 6

Patent Family 4

Country	Application No.	Last fee paid	Next Annuity/Maint. Fee due
Australia	2001270356	n/a	1st annuity: 11-Jul-2006
Canada	2415214	11-Jul-2003	11-Jul-2004
European Patent Office	01949109.1	Feb-2003	31-Jul-2004
New Zealand	523565	filing fee	after grant
USA	10/338,679	filing fee	after grant

11 :Investment Risks

Section

Introduction

Potential investors should be aware that an investment in the Company involves various risks. The Company's business activities are subject to risk factors both specific to its business activities and those of a general nature. If any of the risks associated with the Company occur, the Company's business, results of operations, financial condition and prospects could be materially and adversely affected, which could result in the loss of all or part of your investment. Some of these factors can be mitigated by appropriate commercial action, but many are outside of the control of the Company and cannot be mitigated. In addition, potential investors should be aware that the value of the Company's securities on the ASX may rise and fall depending on a range of factors that affect the market price of securities. These include local, regional and global economic conditions and sentiment towards equity markets in general.

The Company is at an early research and development stage, with no pre-tax profit. Any profitability in the future will be dependent on the successful research, development, manufacture, sales and marketing of the Company's products. The Shares issued under this Prospectus carry no guarantee with respect to the profitability, the payment of dividends, return of capital or the price at which the Shares may trade on the ASX.

The Shares being issued under this Prospectus should be considered speculative given the current stage of development of the Company.

Potential investors should carefully consider these risk factors, together with the other information in this Prospectus and seek their own professional advice in relation to the risks associated with an investment in the Company and should make their own assessment as to whether to invest in the Company. The principal risk factors applicable to the Company include, but are not limited to, the following:

Pharmaceutical industry

The ability of the Company to research, develop, manufacture and market a pharmaceutical product will depend on a number of critical factors including, in particular:

- the ability of the Company to raise further capital in addition to the Offer to fund the continued research and development of the Company's projects;
- the success of the Company's research and development;
- prompt regulatory approval of the Company's products;
- the Company's ability to manufacture and market its products;
- achieving and maintaining necessary approvals for the manufacturing facilities; and
- the success of sales and marketing and adequate market uptake of the Company's products.

Pharmaceutical research and development

Pharmaceutical research and development involves long lead times and is costly. In addition, there is no guarantee that:

- the Company's research and development activities will be successful;
- each phase of the clinical trials will be successful in showing efficacy and clinical utility;
- that the required regulatory approvals will be obtained in the jurisdictions in which the Company wishes to market its products;
- the Company's products will be capable of being produced in commercial quantities at an acceptable cost;

- any products, if introduced, will achieve market acceptance; and
- that the cost of the products will be reimbursed by government or health maintenance organisations at an acceptable level.

As a result, significant monies invested and management time may be rendered unproductive and worthless. However, in respect of Bronchitol and Aridol™, the Directors believe that much of the risk in the research of these products is reduced as much of the initial research on these projects has already been successfully carried out. The products that are at an earlier stage of research, development and testing pose a higher degree of risk than those products that are more advanced. The Company has not yet completed the development of any pharmaceutical products, nor has it developed a pharmaceutical product through to commercialisation.

Pharmaceutical manufacturing, marketing and sales

The Company is required to obtain raw materials for the production of certain of its products. The inability of the Company to secure the raw materials at a commercially acceptable price may have a material effect on the Company.

If approved for commercial production, the Company will either need to outsource the manufacturing of the products or upgrade its existing manufacturing facility or build or obtain access to a suitable manufacturing plant for commercial production. The Company's existing manufacturing facilities are unlikely to be adequate for large scale production of the Company's products. If the Company decides to build or acquire a suitable manufacturing facility, then the Company may be exposed to a number of costs and undetermined risk factors. It is anticipated that the cost of establishing or acquiring such a facility would be significant. If the Company chooses to outsource the production of its products, the Company will have a lesser degree of control over the production of the product and may be subject to increases in the unit cost of production. There may also be additional occurrences outside the control of the Company that may prevent or interfere with the production of the Company's product for trials or sale.

The market's acceptance of the Company's products is uncertain. These uncertainties can be caused by difficulties in marketing any of the Company's products including problems with market acceptance associated with price, or the claims that can be made about the product and other competitive products. If approved for marketing, there can be no assurance that the Company's products will be successful in the market or that the Company will receive any profits from the sale of its products.

The failure to obtain the support of key respiratory clinicians and patient support foundations may make it more difficult to market the Company's most developed products which as a result could have a material adverse effect on the Company.

The Company may be required to enter into additional commercial agreements with others to manufacture, market and sell the Company's products. There can be no assurance that the Company will be able to enter into any such additional commercial agreements on acceptable terms, if at all. Furthermore, there can be no assurance that any third parties would perform their obligations under any such agreement and comply with any regulatory requirements or requirements imposed by the Company. If the Company is not able to enter into additional commercial agreements it could encounter delays in the development, manufacture or sale of the Company's products.

Regulatory approvals

The approval process for new products is likely to take many years and will involve substantial expenditure by the Company. In addition, the regulations may change and additional regulations may be imposed that could delay or prevent the approval of the Company's products.

The Company and its products are subject to complex Australian and international legislation and regulations, which are subject to change. These regulations create uncertainty as to whether the Company will be able to market its pharmaceutical products. There can be no assurance that regulatory approvals will be provided for a product. Delays, or failure to obtain regulatory approval for a product in Australia and other international markets is likely to have a material adverse effect on the financial performance of the Company.

The Company is subject to ongoing regulatory restrictions. There can be no assurance that additional regulations and legislation will not be enacted to which the Company and its agents will be required to comply. Such additional regulations and legislation can impose significant unanticipated cost burdens on the Company that may have a material adverse effect. Furthermore, the Company will be subject to ongoing regulatory requirements that may impose restrictions on its products, the manufacture of its products or the Company including the recall or withdrawal of the products from the market.

GMP compliance

The ability of the Company to offer its products for clinical trial or for sale and marketing depends on licences being maintained and the Company receiving favourable audit reports from the regulatory authority of the country in which the products are being offered for sale. Receipt of an unfavourable audit can impose unbudgeted cost burdens that may have a material adverse effect on the ability of the Company to conduct its business. In extreme cases the Company may have its licence revoked which would prevent the Company from offering any of its products for sale.

Technological developments

The pharmaceutical industry is characterised by change, evolving industry standards, frequent introduction of new products and services, continuing advances in technology and changes in customer requirements and preferences. A failure by the Company to secure a leading market position for its products and adapt to these changes could lead to a loss of market opportunities and adversely impact on the Company's operating results and financial position. No assurance is given that technological developments will not cause the Company's technology to be rendered obsolete or non-competitive.

Competition

The Company conducts business in a highly competitive industry in which there are a number of well established competitors that have substantially greater financial resources, sales and marketing organisations, market penetration and research and development capabilities, as well as broader product offerings and greater market presence and name recognition. The Company's business is risky, but this risk is increased in such an industry with such competitors.

There can be no assurance given in respect of the Company's ability to compete in the competitive markets in which it operates. Amongst other things, competition will affect the Company's ability to obtain and sustain proprietary rights to technology, marketing, sales and distribution of products and developing products for existing and new markets. No assurances can be given that the actions of existing and future competitors will not have material adverse effects on the Company's ability to implement its business plan and on the Company's operating and financial performance. Competition and new technologies can reduce product prices and profit margins and decrease the financial value of products or research projects and render costly research and development obsolete.

Patents and proprietary rights

The ability of the Company to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of third parties is an integral part of the Company's business. Competition in obtaining and sustaining protection of technology and the complex nature of technologies can lead to patent disputes. In addition, the granting of a patent does not guarantee that the rights of others are not infringed or that competitors will not develop technology to avoid the patented technology. There can be no assurance that any patents which the Company may own or control will afford the Company commercially significant protection of its technology or its products or have commercial application.

The Company will pursue both its existing and all future patent applications. No guarantee can be given that the patents will be granted nor does the grant of a patent guarantee that the patent concerned is valid or that the technology (patented or otherwise) does not infringe the rights of others.

The Company licenses some of its intellectual property. There can be no assurance that any third party will abide by and perform their obligations under any such agreement. There is also a risk that the licences may be terminated in the event of breach. The risks in relation to patents referred to above are also applicable to the patents which the Company licenses.

Risks associated with the Company's patents are also set out in the Report on Intellectual Property in section 10 of this Prospectus.

Healthcare funding

The Company's business may be adversely affected by changes to the healthcare reimbursement regimes in Australia and international jurisdictions.

Reimbursement

The level of commercial benefit from the sales of its products will to a large degree be dependent on the ability of the Company to negotiate and obtain appropriate levels of reimbursements from governments on the cost of the Company's products.

Key personnel

The key personnel employed by the Company have a high degree of expertise and the Company is reliant on their continued service to maintain and develop its business. The loss of a key employee or the inability to recruit and retain high calibre staff to manage future anticipated growth could have a material adverse effect on the Company. The additions of new employees and departures of existing employees, particularly in key positions, can be disruptive and could also have a material adverse effect on the Company.

Product liability or other claims

The Company's business activities could result in claims against the Company including product liability claims from research and development, clinical trials, manufacturing, marketing and use of the Company's products. The Company attempts to reduce the risk of some of these losses through disclaimers and liability limitation clauses. However, the Company may not have obtained adequate legal protection in all instances. The Company will also seek to maintain adequate product liability insurance. However, adequate insurance coverage may not be forthcoming and any insurance coverage may not be adequate and any product liability claim for damages could be substantial. There can be no assurance that adequate or necessary insurance coverage will be available at an acceptable cost or in sufficient amounts. In the event of product liability claims, insufficient insurance coverage could have a material adverse effect on the Company's results of operations and financial condition.

If there is a problem that is attributable to the Company's products or services, the market perception of the effectiveness of the Company's products and services could also be harmed.

Business strategy

If the Company undertakes any acquisitions of businesses or technologies, it may face a number of difficulties in integrating those new businesses or technologies. The Company may be unable to obtain financing for acquisitions on favourable terms or at all. The Company may finance its activities through the issuance of additional shares that could dilute the ownership interests of the Company's existing shareholders. The Company's business strategy may introduce new risks and prove to be disruptive and divert management resources.

Additional funding requirements

The continued research and development, manufacturing, marketing and sales is dependent on the Company's ability to obtain funding over a long period of time. It is difficult to predict the level of funding required with accuracy and additional development costs may arise which are not currently contemplated by the Company. The continued development of the Company's business is dependent on the Company's ability to obtain necessary financing through additional debt or equity funding. There is no assurance that additional funding will be available or can be secured on acceptable terms. If funds are not available, there will be a material adverse effect on the Company's business.

Government assistance

The Company has received government assistance in various forms of funding and incentives to assist in the undertaking of research and development. The continuance of this funding cannot be assured. The terms of the R&D Start Grant provide that the grant money may be repaid in certain limited circumstances if the Company is in breach of the agreement.

Share market risk

There are a number of risks associated with a stock market investment. The market price of the Shares may be subject to general movements in local and international stock exchanges, economic conditions and interest rates. The Shares may trade at a price above or below the Offer Price depending on a range of factors including the performance of the market generally, the performance of the pharmaceutical sector of the market, market perceptions of the Company and the performance of the Company generally.

Income and capital risk

No assurances can be given in relation to the future earnings or working capital requirements of the Company. Changes in inflation rates, exchange rates, taxation or other legal regulations or government policies may negatively impact on the revenue generating capacity and future profitability of the Company. This investment is speculative in nature and the Company, its officers or any other person do not guarantee any returns from that capital. The speculative nature of the investment poses a risk that no income will be generated and capital may be lost. It is likely that the Company will record losses and is unlikely to pay a dividend for a number of years.

Other risks

The Directors of the Company have attempted to address relevant risks. However, there are other factors which are not specific to the Company, which may impact on the Company, including:

- government economic policies;
- interest rate charges;
- taxation policies;
- inflation rate changes;
- business confidence and consumer sentiment;
- changes in investors' attitudes towards pharmaceutical companies;
- the state of world stock markets; and
- the state of the Australian economy and global economies.

12 : Additional Information

Section

Incorporation
The Company was incorporated on 29 May 1998 and is registered in the Australian Capital Territory.

Year end date
The Company's financial year end is 30 June each year.

Company tax status
The Company will be taxed as an Australian public company limited by shares.

Board of the company
The current board of Directors of the Company consists of five non-executive Directors and two executive Directors.

- Denis Hanley is the non-executive Chairman who was appointed on 24 October 2001.
- Alan Robertson is the Chief Executive Officer who was appointed on 25 July 2000.
- Brett Charlton is the executive Medical Director who was appointed on 1 June 1998.
- Carrie Hillyard is a non-executive Director who was appointed on 28 August 2002.
- Charles Kiefel is a non-executive Director who was appointed on 2 May 2003.
- Malcolm McComas is a non-executive Director who was appointed on 4 July 2003.
- Brigitte Smith is a non-executive Director who was appointed on 22 October 1999.
- David McGarvey is the Company Secretary who was appointed on 6 December 2002.

Audit Committee
The audit committee of the Company comprises Charles Kiefel (as chairperson), Malcolm McComas and Denis Hanley.

Remuneration Committee
The remuneration committee of the Company comprises Carrie Hillyard, Brigitte Smith and Denis Hanley.

Scientific Advisory Board
The scientific advisory board comprises Sandra Anderson, Norbert Berend, Malcolm Fisher and Richard Morgan.

Corporate governance
The Company has or will adopt appropriate corporate governance policies and practices as provided by the Listing Rules and the principles of the ASX Corporate Governance Council (as applicable and appropriate for the Company). The Company will adopt a share trading policy which, amongst other things, provides that the Directors and employees of the Company may not trade the securities of the Company in the 30 days prior to the announcement of the Company's half year and full year financial results.

12.1 Constitution and Share Rights

On the issue and allotment of Shares under this Prospectus there will be only one class of Shares and all will rank equally. The Shares issued under this Prospectus will be fully paid Shares. Detailed provisions relating to the rights attaching to Shares are set out in the Company's constitution and the Corporations Act.

On the issue and allotment of Shares under this Prospectus, the Company's constitution will be of the kind usually adopted by a public company listed on the ASX. The following is a broad summary of the key provisions in the constitution and the rights attaching to Shares.

General meetings

Each shareholder is entitled to receive notice of and be present, to vote and speak at general meetings of the Company.

Voting rights

At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid Share on a poll, except in respect of each partly paid share held by a shareholder, where the shareholder has a fraction of a vote for each partly paid share they hold. This is subject to any other rights or restrictions which may be attached to any Shares.

Dividend rights

Subject to any special rights or restrictions attached to a Share, each holder of a fully paid Share will participate in all dividends declared after their issue and rank equally with all existing Shares.

Dividends are declared by the board of Directors at its discretion and, subject to any special rights, are payable on all Shares in proportion to the amount of capital for the time being paid up or credited as paid up on those Shares.

Rights on winding up

Subject to any special rights and restrictions attached to Shares, on a winding up any surplus must be divided among the shareholders in the proportion that the amount paid up on the shares bears to the total amount paid up on all shares on issue. Subject to any special rights and restrictions attached to shares, on a winding up, a liquidator of the Company may, with the sanction of a special resolution of shareholders, divide among shareholders the whole or any part of the property of the Company and may decide how to distribute the property as between the shareholders.

Transfer of shares

Subject to the constitution of the Company, the Corporations Act, the Listing Rules and any escrow arrangements, generally, shares are freely transferable.

Future changes in capital

Subject to Listing Rules and the constitution of the Company, the board of Directors may issue, grant options over, or otherwise dispose of shares on such conditions, at such times and with the preferred, deferred or other special rights or restrictions as the Directors think fit. Subject to the Corporations Act and the Listing Rules, the Company may by resolution, consolidate and divide its share capital or reduce its share capital and buy back its shares.

Variation of rights

The Company may only vary or cancel the rights attaching to any class of shares, or convert shares from one class to another, by a special resolution of the Company and a special resolution passed at a meeting of the holders of shares in that class or the written consent of shareholders with at least 75% of the votes in that class.

Proportional takeover

The constitution of the Company contains a proportional takeover provision which may be renewed from time to time in accordance with the Corporations Act.

Copy of constitution

A copy of the constitution of the Company may be inspected at the registered office of the Company during normal business hours by appointment with the Company Secretary.

12.2 Employee Option Plan

The Company adopted an Employee Option Plan in 1999 which was amended in 2003. The objective of the Employee Option Plan is to assist in the recruitment, reward, retention and motivation of employees of the Company. The Directors believe this is important for the long-term development of the Company. The Company currently has on issue 10,184,000 options under the Employee Option Plan. The following table sets out details of the existing employee options currently on issue. To satisfy the admission requirements of the Listing Rules, the ASX has provided in principle advice that it will grant the Company a waiver in respect of the options with an exercise price below $0.20. Following is a summary of the material terms and conditions of the Employee Option Plan, by expiry date.

Numbers of options	Number of options which have vested	Exercise price $	Expiry date
2,400,000	2,400,000	0.1250	30/11/2009
384,000	288,000	0.1250	30/06/2010
96,000	72,000	0.1250	31/12/2010
160,000	80,000	0.1250	30/11/2011
640,000	640,000	0.3125	30/08/2011
4,640,000	1,880,000	0.3125	30/06/2012
480,000	–	0.3125	30/11/2012
224,000	–	0.3125	30/04/2013
200,000	–	0.3125	03/07/2013
960,000	–	0.3125	30/06/2013
10,184,000	5,360,000		

Eligibility

The Directors, the Chief Executive Officer of the Company and the Remuneration Committee may offer options over ordinary Shares to any person considered by the board of Directors to be an employee of the Company and its subsidiaries, including executive Directors and non-executive Directors.

Entitlement

Each option issued under the Employee Option Plan entitles the holder to subscribe for one fully paid Share. When issued, each Share will rank equally with all other Shares then on issue.

Issue of options

Subject to the Corporations Act and Listing Rules, the Directors determine the issue price for the options and the terms and vesting conditions of the options.

Exercise of options

Any exercise conditions determined by the Board must be satisfied before the employee options vest and become exercisable. The employee options may only be exercised in accordance with the Corporations Act and the Listing Rules. Options typically vest over a four year period subject to employee performance.

Lapse of options

The employee options lapse on such date as determined by the board of Directors at the time the employee options are granted or on termination of employment with the Company and in certain other specified instances. Lapse occurs either immediately on termination or after a period of time.

Exercise price

Subject to the Listing Rules, the exercise price of the employee options will be the amount determined by the board of Directors at the time of granting the employee options.

New issues, bonus issues, rights issues and capital reorganisations

The impact on the employee options as a result of new issues, bonus issues, rights issues and capital reorganisations will be dealt with in accordance with the Listing Rules.

Restrictions on issue

The maximum number of employee options that may be granted under the Employee Option Plan is limited to the lesser of 15% of the total number of Shares on issue or such other number as is consistent with the Listing Rules and the Corporations Act.

No transfers

Except by transmission on death or with the prior written consent of the board of Directors employee options may not be transferred, encumbered, assigned or otherwise disposed of.

Voting

Subject to the Listing Rules and the Corporations Act, the employee options do not confer:

- a right to notices of general meetings, except as may be required by law;
- a right to attend or speak at general meetings of the Company; and
- a right to vote at any such general meetings of the Company.

Amendment

The board of Directors may amend the Employee Option Plan at any time in accordance with the Employee Option Plan and the Listing Rules.

12.3 Control of the Company

On the issue and allotment of Shares under this Prospectus, the ownership interests of the Company's existing shareholders will be as set out in the tables below. The first table includes the effect of the firm commitments of existing shareholders, Directors and management to acquire 12,000,000 Shares in the Offer (and the effect of a total of 450,000 Shares that certain shareholders will receive from the Underwriter in lieu of fees).

	Pre Offer	%	Post Offer	Approximate %
Shares held by existing shareholders, Directors and management	58,016,000	100%	70,466,000	70%
Shares held by new shareholders	–	–	29,550,000	30%
Total number of Shares	58,016,000	100%	100,016,000	100%

The following table includes the total number of Shares on issue and the effect of the exercise of the 10,184,000 million options already on issue.

	Pre Offer	%	Post Offer	Approximate %
Total number of Shares	58,016,000	85%	100,016,000	91%
Existing options	10,184,000	15%	10,184,000	9%
Total diluted share capital	68,200,000	100%	110,200,000	100%

Notes to the above tables:

(i) At the date of this Prospectus the Company has preference shares on issue. These preference shares convert automatically to the number of Shares detailed above on the issue and allotment of Shares under this Prospectus. The table assumes the conversion of all preference shares to Shares.

(ii) Certain existing shareholders, Directors and management of the Company have entered into firm commitment agreements to subscribe for 12,000,000 Shares under the Prospectus. Section 12.6.3 of this Prospectus details the commitments made by the Directors and the vehicles associated with those Directors. The acquisition of Shares by existing shareholders, Directors and management of the Company is included in 'Post Offer' calculations above. The table includes the impact of an aggregate total of 450,000 Shares that certain shareholders receive from the Underwriter in lieu of certain fees (more fully described in section 12.6.4).

(iii) The Company plans to issue the new Shares pursuant to this Prospectus. Accordingly, the persons who are ultimately to be allotted Shares are to be determined by the Company after considering Applications received. For the purposes of the above calculation it has been assumed that none of the Company's existing shareholders, Directors and management (other than those referred to in Note (ii)) subscribe for Shares in the Offer. If the Company's other existing shareholders, Directors and management subscribe for Shares pursuant to the Prospectus, the above figures will change accordingly.

(iv) Excludes shares issued by way of acceptance of oversubscriptions.

Substantial shareholders in the Company as at the date of this Prospectus:

Beneficial shareholder	Number of Shares
The Australian Bioscience Trust	19,200,000
Praxis Pharmaceuticals Inc	11,200,000
Mooroolbark Technology Pty Ltd	7,520,000
CM Capital Investment Trust No 3	7,200,000
Bioscience Ventures II	6,400,000
The Australian National University	3,200,000
Australia Venture Capital Fund L.P.	2,400,000

Notes:

(i) The table assumes the conversion of all preference shares to ordinary Shares which occurs automatically on the issue and allotment of Shares under this Prospectus.

(ii) The Australian Bioscience Trust, Bioscience Ventures II, CM Capital Investment Trust No 3 and Australia Venture Capital Fund L.P. *through their respective trustees, managers and general partners have given firm commitments to subscribe for* an aggregate total of 10,000,000 new Shares under the Prospectus, as detailed in section 12.6.3 of this Prospectus. These shareholders will also receive a cumulative total of 450,000 Shares from the Underwriter in lieu of fees, as detailed in section 12.6.4 of this Prospectus.

(iii) The interests of Directors in these entities is set out in section 12.6.3 of this Prospectus.

Restricted securities

The ASX may, as a condition of granting the Company's application for official quotation of the Shares, classify certain existing Shares and options or both as restricted securities. If so, prior to the official quotation of the Shares, the holders of restricted securities will be required to enter into a restriction agreement. The Directors expect that the escrow arrangements will prohibit the transfer of effective ownership or control of some or all of the Shares and options held by existing shareholders and optionholders of the Company for a period of up to 24 months from the date of quotation of the Company without the holders of those Shares and options first obtaining written consent of the ASX to the transfer. The Directors anticipate that up to 28% of the Company's securities will be regarded as restricted securities and subject to escrow for a period of 24 months (however this figure is subject to the discretion of ASX and may be higher or lower).

Voluntary escrow arrangements

In addition to the escrow arrangements required by the Listing Rules, all Directors and management of the Company and all shareholders whose Shares held prior to this Offer represent greater than 5% of the then issued share capital of the Company, have entered into voluntary restriction agreements agreeing not to transfer effective ownership or control of any of their Shares held prior to the Offer (or if the Listing Rules escrow requirements apply to that shareholder, to the balance of their Shares held prior to the Offer that are not subject to the Listing Rule escrow requirements) for a period of six months from the date of quotation of the Shares on the ASX. The restrictions do not otherwise restrict the rights attaching to the Shares (including voting rights and the right to attend general meetings). The restrictions will not preclude the relevant shareholders from accepting a takeover offer where holders of at least 50% of the bid class of securities (that are not subject to escrow) have accepted the offer and also to enable the Shares to be transferred or cancelled as part of a merger by way of scheme of arrangement. In relation to a takeover offer, the release from escrow would be conditional on the restrictions being reapplied if the takeover bid does not become unconditional. The Directors anticipate that the cumulative affect of the mandatory ASX and voluntary escrow arrangements is that up to 57% of the Company's securities will be subject to escrow arrangements in the six months from the date of quotation of the Shares on ASX (however this figure is subject to the discretion of ASX and may be higher or lower).

The entry into the restriction agreements described above may give the Company a 'relevant interest' in the securities for the purpose of the Corporations Act. The Company has sought relief from ASIC from the Corporations Act to ensure that the Company does not acquire such relevant interest as a result of those restriction agreements.

12.4 Material Contracts

The following are a summary of the key terms of the Company's material contracts. The summaries do not purport to contain the actual contractual terms entered into by the Company.

12.4.1 Underwriting agreement between the Company and Wilson HTM dated 26 September 2003
The Company and the Underwriter have entered into an agreement for the underwriting of the 42 million Shares under the Offer not including oversubscriptions.

Commission and expenses
The Company has agreed to pay the Underwriter:

- a retainer of $25,000;
- a management fee equal to 1.5% of the total funds raised under the Offer of the 42 million Shares (exclusive of any GST) being $315,000;
- a commission equal to 4.5% of the total funds raised under the Offer of the 42 million Shares (exclusive of any GST) being $945,000;
- an underwriting commission equal to 6% (exclusive of any GST) of all oversubscriptions accepted by the Company; and
- reimbursement of all outgoings, costs and expenses reasonably incurred by the Underwriter in connection with the Offer.

The Underwriter must pay all sub-underwriting fees, brokerage or other fees payable to sub-underwriters, brokers, licenced dealers in securities and investment advisors arising as a result of the issue of Shares under the Offer.

Termination
The Underwriter may terminate its obligations to satisfy a shortfall under the agreement by notice to the Company at any time prior to the date on which the Shares are issued and allotted under the Offer as a result of any one or more of the following events:

- approval by the ASX for the admission of the Company to the ASX is refused or not granted earlier than two days before the Closing Date or if approval is granted, such approval is subsequently withdrawn;
- the S&P ASX 200 Health Care Index is at any time prior to issue and allotment of the Shares more than 12.5% lower than the level of the index on the close of the trading on the business day before the date of the Underwriting Agreement;
- the NASDAQ Biotechnology Index is at any time prior to issue and allotment of the Shares more than 12.5% lower than the level of the index on the close of the trading on the business day before the date of the Underwriting Agreement;
- a materially adverse change occurs in the assets, liabilities, financial position or performance, profits, losses or prospects of the Company;
- any circumstance arises that results in the Company either repaying money to Applicants or offering Applicants an opportunity to withdraw their Applications and be repaid their Application Money (other than to Applicants whose Applications are not accepted in whole or in part);

The ability for the Underwriter to terminate its obligations to satisfy a shortfall are qualified by the requirement that the Underwriter must believe, on reasonable grounds, that the relevant termination has, or is likely to have a materially adverse effect on the outcome of the Offer or could give rise to a material liability for the Underwriter under any law or regulation. These qualified events of termination include:

- a statement contained in the Prospectus is misleading or deceptive, a matter is omitted from the Prospectus, the issue of the Prospectus is misleading or deceptive, or any other information supplied to the Underwriter by the Company (including the due diligence report associated with this Offer) is false, misleading or deceptive;
- any material adverse change or disruption occurs in the existing financial markets, political or economic conditions of Australia, Japan, the United Kingdom, the U.S. or in the international financial markets or any material adverse change occurs in national or international political, financial or economic conditions, in each case the effect of which is that, in the

reasonable opinion of the Underwriter reached in good faith after consultation with the Company, it is impracticable to market the Offer or to enforce contracts to issue and allot the Shares or that the success of the Offer is likely to be adversely affected;

- the Prospectus does not contain all information required by the Corporations Act;
- the Company fails to lodge a supplementary or replacement prospectus in a form acceptable to the Underwriter in circumstances where the Company is prohibited by the Corporations Act from offering the Shares without further disclosure;
- the termination or material amendment of any material contract of the Company;
- there is an outbreak of hostilities political or civil unrest (whether or not war has been declared), or a major escalation in existing hostilities political or civil unrest occurs, involving any one or more of Australia, New Zealand, the U.S., the United Kingdom, any member state of the European Union, Japan, Indonesia, North Korea or the Peoples Republic of China or a significant terrorist act is perpetrated on any of those countries or any diplomatic, military, commercial or political establishment of any of those countries anywhere in the world;
- there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia, or any State or Territory of Australia, a new law, or the Reserve Bank of Australia, or any Commonwealth, State or Territory authority, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of the Underwriting Agreement), any of which does or is likely to have a material adverse effect on the success of the Offer;
- a change in the board of Directors or senior management of the Company occurs;
- a director of the Company is charged with an indictable offence or is disqualified from acting as a director;
- material legal proceedings are commenced against the Company;
- other than to adopt the constitution of the public listed company immediately prior to the issue and allotment of Shares or as otherwise contemplated by this Prospectus, the Company changes its constitution or the capital structure of the Company without the prior written consent of the Underwriter
- there is a material contravention by the Company of the Corporations Act, the Listing Rules, the Company's constitution, or any of the Listing Rules or the Prospectus or any aspect of the Offer does not materially comply with the Corporations Act, the Listing Rules or any other applicable law or regulation;
- ASIC gives notice of an intention to hold a hearing under section 739(2) Corporations Act or issues an order under sections 739(1) or (3) Corporations Act;
- an application is made by ASIC for an order under Part 9.5 Corporations Act in relation to the Prospectus or ASIC commences any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act 2001 (Cth) in relation to the Prospectus;
- any person who is required under the Corporations Act to consent to the lodgement of the Prospectus, withdraws their consent
- there is a material default by the Company in the performance of any of their obligations under the Underwriting Agreement or a warranty contained in the Underwriting Agreement by the Company is not true or correct.
- an event specified in section 652C(1) or 652C(2) of the Corporations Act (substituting the Company for "target") occurs in relation to the Company;
- an event specified in the timetable contained in the Underwriting Agreement is delayed for more than 3 Business Days (other than as a result of actions taken by the Underwriter) without the Underwriter's prior written consent.

Indemnities

The Company has also agreed to indemnify and keep indemnified the Underwriter and its officers, employees, advisors and related bodies corporate and to hold them harmless from and against all third party claims, demands, damages, losses, costs, expenses and liabilities suffered or incurred as a result, whether directly or indirectly, of:

- this Prospectus and the Offer;
- the issue and allotment of Shares;
- any of the representations and warranties given by the Company contained in the Underwriting Agreement not being true and correct;
- a breach by the Company of its obligations under the Underwriting Agreement;
- the occurrence of a termination event under the Underwriting Agreement;
- any announcement, statement, advertising, publicity or public information made in relation to the Prospectus or the Offer; or
- any claim of liability under the Corporations Act or any other applicable law in relation to the Prospectus or the Offer.

The indemnity provided by the Company does not extend to any claims, demands, damages, losses, costs, expenses and liabilities arising out of the fraud, wilful misconduct, negligence or breach of contract of an indemnified party.

12.4.2 CSAHS Licence between the Company and Central Sydney Area Health Service dated 10 October 2001

Licence

CSAHS has granted the Company an exclusive, world-wide sub-licensable licence to exploit the CSAHS Intellectual Property. The Company must bear the cost of maintaining the registered CSAHS Intellectual Property and must use its reasonable commercial endeavours to exploit and undertake research and development of the CSAHS Intellectual Property.

Term

The term of the CSAHS Licence in each relevant country is for the longer of 10 years from the first commercial sale of products which exploits the CSAHS Intellectual Property in that country until the expiry of the last registered patent in that country unless the CSAHS Licence is terminated earlier for breach of the agreement by the Company or insolvency of the Company or if the Company determines in its commercial judgement that it is not prudent to continue the CSAHS Licence.

New intellectual property rights and improvements

With respect to any new patentable inventions arising in the course of exploiting the CSAHS Intellectual Property, the Company may at its own cost prosecute new patent applications in the name of the Company. If the Company does not seek patent protection for the new patentable invention in any country, CSAHS may at its own cost file patent applications.

Royalty

The following royalties are payable by the Company to CSAHS for the term of the CSAHS Licence on net sales of products and services which exploit the CSAHS Intellectual Property:

(a) in respect of the upper and lower airway function test application of the patents:

- no royalties until aggregate net sales of products and services from all countries of A$500,000 have been achieved;
- a royalty of 4% of the gross margin if the net sales of the products or services by the Company achieve a gross margin of 20% or less;
- a royalty of 8% of the gross margin if the net sales of the products or services by the Company achieve a gross margin between 20% and 40%;
- a royalty of 10% of the gross margin if the net sales of the products or services by the Company achieve a gross margin greater than 40%; and
- 20% of any royalty received from a sub-licensee;

(b) in respect of the mucociliary clearance and sputum induction applications of the patents:

- no royalties until sales representing a gross margin of $1 million have been achieved then, when the gross margin achieved by the product sales is between $1 million and $25 million a royalty equal to 3% of the gross margin will apply, when it is between $25 million and $75 million a royalty equal to 2.5% of the gross margin will apply and when it is greater than $75 million a royalty equal to 2% of the gross margin will apply; and
- 20% of any royalty received from a sub-licensee.

Indemnity

The Company has agreed to indemnify CSAHS against all loss and damage that CSAHS may sustain or incur as a result of any actions, claims, suits, proceedings or demands arising directly or indirectly out of the breach of the CSAHS Licence by the Company.

Both parties have agreed to indemnify the other party against all loss and damage that the other party may sustain or incur as a result of any damage to the other party's property or injury to or death of any of the other party's personnel arising out of the CSAHS Licence.

Insurance

Subject to a policy being available on commercially reasonable terms, the Company must maintain a product liability insurance policy naming CSAHS, both during and for a period of six months after the termination of the CSAHS Licence.

12.4.3 Anutech Licence between the Company and Anutech Pty Limited dated 14 October 1999

Licence

As agent for and on behalf of the ANU, Anutech has granted the Company an exclusive, world-wide sub-licensable licence to, within the field of phosphosugars as ethical therapeutics:

- exploit, make or dispose of any thing which arises from the use of, among other things, the ANU Intellectual Property; and
- use the ANU Intellectual Property for the purposes of further research and development and to exploit the results of such research and development.

The Company must reimburse Anutech for one third of any costs incurred in filing, maintaining and renewing the ANU Intellectual Property whether those costs were incurred before or after the date of the Anutech Licence.

The Company must provide to Anutech:

- a report every 12 months detailing the activities by the Company for the prior 12-month period and future plans to achieve its objectives under the Anutech Licence; and
- a brief report every six months describing the Company's progress against prior plans outlined in the 12-monthly report described above.

The Company must use its reasonable endeavours to exploit the ANU Intellectual Property and has agreed to commence the sale of products which incorporates or arises from the whole or partial use of the ANU Intellectual Property by 2011.

Term

The term of the Anutech Licence in respect of each patent is for the life of each of the licensed patents unless the Anutech Licence is terminated earlier for breach of the agreement by the Company or insolvency of the Company.

Refer to section 11 of this Prospectus in relation to specific risks associated with the Anutech Licence.

New intellectual property rights and improvements

Any new intellectual property acquired or developed by the Company during the term of the Anutech Licence becomes the property of the Company.

Anutech must advise the Company of the filing of any patent application or the issue of any patent which is legally or beneficially owned by ANU or Anutech which is dominated by the patents included in the ANU Intellectual Property or relates to the product arising wholly or partially from the ANU Intellectual Property. The Company has the option of having any such intellectual property included as part of the ANU Intellectual Property without an increase to any royalty rate payable.

Royalty

A royalty of 2% of revenue (net of expenses) received by the Company in connection with its use of the ANU Intellectual Property is payable by the Company to Anutech. The obligation to pay the royalty survives termination of the ANU Licence.

Indemnity

The Company has agreed to indemnify ANU and Anutech and any of their directors, officers, employees, staff, students and agents against all loss, liability, damage, claim, cost and expense arising from or in connection with, amongst other things:

- a breach by the Company of its warranties or obligations under the Anutech Licence; and
- the Company's use of the ANU Intellectual Property.

Insurance

The Company must maintain a $10 million product liability insurance policy in respect of products covered by the Anutech Licence.

12.4.4 Employment agreements

The Company has entered into employment agreements with Alan Robertson as Chief Executive Officer, Brett Charlton as executive Medical Director William Cowden as Chief Scientific Officer, David McGarvey as Company Secretary and Chief Financial Officer and John Crapper as Chief Operations Officer. Each of the employment agreements are on substantially the same terms. A summary of the key terms of their employment agreements are as follows:

- they are to devote substantially the whole of their time and attention to the business of the Company;
- they are bound by usual confidentiality and intellectual property assignment provisions;
- they are subject to usual commercial non-competition clause during the course of the employment and after employment;
- the employment can be terminated immediately by the Company for serious misconduct, with one months' notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months' notice on the grounds of redundancy and with three months' notice without cause; and
- each of the agreements terminate automatically on 30 June 2005 unless the Company extends the agreement in writing or a further agreement is entered into.

The current remuneration payable to each of the executives which includes base remuneration, superannuation and a variable bonus (payable on the employee achieving certain milestones) is as follows:

- Alan Robertson – $270,750
- Brett Charlton – $171,700
- William Cowden – $171,700
- David McGarvey – $206,200
- John Crapper – $195,300

12.4.5 Services Agreement between the Company and Anutech Pty Ltd dated 9 December 2002

Services

The Company has agreed to pay Anutech to use its best endeavours to:

- provide the Company with research staff on employment terms acceptable to the Company; and
- provide human resource management services to the Company.

The Company has an arrangement with the John Curtin School of Medical Research (part of ANU) to provide the research staff employed under the Services Agreement with access to the John Curtin School of Medical Research.

Term

The term of the Services Agreement is until 1 January 2005 unless extended or terminated earlier for breach or insolvency.

Fees

The Company must pay a fee to Anutech determined by adding the staff salaries and any salary related expenses (including superannuation, payroll tax etc) (currently $318,272 per annum) and a management fee (currently $47,741 per annum). The management fee is calculated as 15% of the staff salaries and salary related expenses. At the date of this Prospectus, Anutech currently provides the services of six research staff under this arrangement.

Intellectual property

Any intellectual property created by the research staff under the Services Agreement is owned by and vests in the Company. The Company has granted the ANU a royalty free, irrevocable and perpetual non-exclusive licence to use the Company's intellectual property and confidential information generated under the Services Agreement for non-commercial research purposes.

Indemnity

Anutech will not be liable for any direct, consequential, or other damages suffered by the Company, any licensee or any others resulting from the use of the research results or any such invention or product.

12.4.6 **Deeds of access, indemnity and insurance**

The Company has entered into Deeds of Access, Indemnity and Insurance with each of the officers of the Company. Each deed provides each respective officer with the following:

- a right to access certain board papers of the Company during the period of their tenure and for a period of seven years after that tenure ends;
- subject to the Corporations Act, an indemnity in respect of liability to persons other than the Company and its related bodies corporate that they may incur while acting in their capacity as an officer of the Company or a related body corporate, except where that liability involves a lack of good faith and for defending certain legal proceedings; and
- the requirement that the Company maintain appropriate directors' and officers' insurance for the officer.

12.4.7 **Rodborough Road Lease between the Company and Trust Company of Australia Ltd dated 15 October 2002**

Lease

The Company has a lease over Unit 2, 10 Rodborough Road, Frenchs Forest, New South Wales. The lease is on usual commercial terms. The Company may use the premises for commercial offices and warehousing and facilities for research and development, and for the manufacture and supply of biomedical and medical devices.

Term

The Rodborough Road Lease expires on 21 June 2006, with an option to renew for a further five years.

Rent

The Company currently pays $233,244 annually, increasing by 3% in June of each year. The Company must also pay for certain outgoings. The Company has a bank guarantee in place for an amount equivalent to six months' rent in respect of the Rodborough Road lease.

12.4.8 **R&D Start Program Grant Agreement between the Commonwealth of Australia and the Company dated 17 June 2003**

Grant

Subject to the satisfaction of certain specified technical milestones and conditions, the Commonwealth of Australia having sufficient funding available and the Company demonstrating satisfactory progress and expenditure on a project for the development of a new treatment for cystic fibrosis, the Commonwealth of Australia has provided the Company with a grant of 50% of the Company's eligible expenditure on a project for the development of a new treatment for cystic fibrosis up to a maximum grant amount of A$3,013,658 payable over the period to 31 March 2005.

The Company must use the grant solely for the development of new treatments for cystic fibrosis. Grant payments are made in accordance with an agreed schedule and on completion of specified milestones.

The Company must use its best endeavours to commercialise the cystic fibrosis project on normal commercial terms within a reasonable time of completion of the project.

The Directors have no reason to believe that the Company will not continue to meet the milestones required by the grant.

Report

The Company must provide a report to the Commonwealth of Australia every three months relating to the conduct of the project and the commercialisation of its outcomes.

Termination

The Commonwealth of Australia may terminate the R&D Start Grant for breach of the agreement by the Company or failure to undertake the required research. In certain limited circumstances where the Company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project or upon termination of a grant due to breach of agreement or insolvency, the Commonwealth of Australia may require the Company to repay some or all of the grant paid to the Company.

12.5 Litigation

The Company is not involved in any significant legal proceedings. The Directors are not aware of any pending legal proceedings.

12.6 Directors' Interests

12.6.1 **Other than as set out below or elsewhere in this Prospectus:**

(a) no Director or proposed Director has, or has had in the two years before the date of this Prospectus, any interests in:

- the formation or promotion of the Company;
- property acquired or proposed to be acquired by the Company in connection with:
  - its formation or promotion;
  - the Offer; or
- the Offer; and

(b) no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to:

- any Director or proposed Director to induce him or her to become, or to qualify as, a Director of the Company; or
- any Director or proposed Director for services which he or she has provided in connection with the formation or promotion of the Company or the Offer.

12.6.2 **Remuneration of Directors**

Non-executive Directors are entitled to be remunerated as determined in general meeting of the Company to be apportioned between them as the Directors agree. For the current financial year ending 30 June 2004, the maximum aggregate amount of remuneration that may be paid to non-executive Directors' is $300,000.

Executive Directors are full time employees of the Company. The remuneration of Alan Robertson and Brett Charlton is set out at section 12.4.4. No Directors' fees (or alternate Directors' fees) are payable to these executives by the Company in addition to their remuneration.

A Director may be paid all travelling and other expenses properly incurred by them in attending meetings of Directors of committees of the Company or shareholder meetings of the Company or otherwise in connection with the execution of their duties as Directors.

A Director may be paid fees or other amounts as the Directors may determine where a Director performs special duties or otherwise performs services outside the scope of the ordinary directors. A Director may also be reimbursed for out of pocket expenses incurred as a result of his or her directorship or any special duties.

12.6.3 Directors' Share and option holdings

The Directors and their associated entities will have the following interests in the Company's shares on the issue and allotment of Shares under this Prospectus:

Director	Ordinary shares	Employee options over Shares
Denis Hanley[i]	160,000 Firm commitment for a further 400,000	1,040,000
Alan Robertson[ii]		2,080,000
Brett Charlton[iii]	11,200,000	1,600,000
Carrie Hillyard[iv]	9,600,000 Firm commitment and will receive a further 5,225,000	
Charles Kiefel[v]	Firm commitment of 400,000	200,000
Malcolm McComas[vi]		200,000
Brigitte Smith[vii]	25,600,000 Firm commitment and will receive a further 5,225,000	

Notes:

(i) Denis Hanley holds 160,000 Shares and has given Wilson HTM a firm committment to subscribe for a further 400,000 Shares in the Offer. Denis Hanley holds 640,000 unlisted options with an expiry date of 30 August 2011 and an exercise price of $0.3125 and 400,000 unlisted options with a lapse date of 30 June 2012 and an exercise price of $0.3125;

(ii) Alan Robertson holds 1,120,000 unlisted options with an expiry date of 30 November 2009 and an exercise price of $0.125 and 960,000 unlisted options with a lapse date of 30 June 2012 and an exercise price of $0.3125;

(iii) Brett Charlton will until the issue and allotment of Shares under this Prospectus be associated with Praxis Pharmaceuticals Inc. Praxis Pharmaceuticals Inc holds 11,200,000 Shares. Brett Charlton holds 640,000 unlisted options with an expiry date of 30 November 2009 and an exercise price of $0.125 and 960,000 unlisted options with a lapse date of 30 June 2012 and an exercise price of $0.3125.

(iv) Carrie Hillyard is associated with CM Capital Investment Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia VC Fund LLC and the Australia Venture Capital Fund L.P.

CM Capital Investments Pty Ltd as trustee of the CM Capital Investment Trust No 3 will on issue and allotment of Shares hold 7,200,000 existing Shares. CM Capital Investments Pty Ltd as trustee for CM Capital Investments Trust No 3 has given Wilson HTM a firm commitment to subscribe for 3,750,000 new Shares under the Prospectus and will as a result receive a firm commitment and naming fee from Wilson HTM which will be satisfied by Wilson HTM subscribing for 168,750 new Shares (included in the table above) and then transferring them to CM Capital Investments Pty Ltd as trustee of the CM Capital Investment Trust No 3.

CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P. will on issue and allotment of Shares under this Prospectus hold 2,400,000 existing Shares. CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P. has given Wilson HTM a firm commitment to subscribe for 1,250,000 new Shares under the Prospectus and as a result will receive a firm commitment and naming fee from Wilson HTM which will be satisfied by Wilson HTM subscribing for 56,250 new Shares (included in the table above) and then transferring them to CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P.

(v) Charles Kiefel holds unlisted options with a lapse date of 30 April 2013 with an exercise price of $0.3125.

(vi) Malcolm McComas holds unlisted options with a lapse date of 3 July 2013 with an exercise price of $0.3125.

(vii) Brigitte Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II.

On the issue and allotment of Shares under this Prospectus, Perpetual Trustees Nominees Limited as trustee of The Australian Bioscience Trust will hold 19,200,000 existing Shares. GBS Venture Partners Ltd as manager of The Australian Bioscience Trust has given Wilson HTM a firm commitment to subscribe for 1,000,000 new Shares to be held on trust by Perpetual Trustees Nominees Limited and GBS Venture Partners Ltd as manager of The Australian Bioscience Trust will as a result receive a firm commitment and naming fee from Wilson HTM which will be satisfied by Wilson HTM subscribing for 45,000 new Shares (included in the table above) and then transferring them to Perpetual Trustees Nominees Limited as trustee of The Australian Bioscience Trust.

On the issue and allotment of Shares under this Prospectus, GBS Venture Partners Ltd as trustee and manager of Bioscience Ventures II will hold 6,400,000 existing Shares. GBS Venture Partners Ltd as manager of Bioscience Ventures II has given Wilson HTM a firm commitment to subscribe for 4,000,000 new Shares and as a result will receive a firm commitment and naming fee from Wilson HTM which will be satisfied by Wilson HTM subscribing for 180,000 new Shares (included in the table above) and then transferring them to GBS Venture Partners Ltd as trustee and manager of Bioscience Ventures II.

(viii) Directors and their associated entities are entitled to subscribe for additional Shares in this Offer which are not reflected in this table (other than as described above).

12.6.4 Other interests of Directors

Neysa Investments Pty Ltd, a vehicle associated with Brett Charlton, provided scientific consultancy services to the Company between 29 June 2001 and 1 July 2002 and was paid a total of approximately $50,004.

Charles Kiefel is a director of WHTM Asset Management Ltd, Wilson HTM Charities Ltd and WHTM Capital Management Ltd and owns shares in Wilson HTM Investment Group Limited which are associated with the Underwriter.

The Principals Funds Management Pty Ltd, a vehicle associated with Denis Hanley and Charles Kiefel provided consulting services to the Company in 2002 and was paid a total of approximately $150,000. The Principals Funds Management Pty Ltd will be paid a fee of $45,000 from Wilson HTM being a 3% firm commitment fee and a 1.5% naming fee calculated on the amount of firm commitments to subscribe for Shares in the Prospectus given by certain existing shareholders and Directors of the Company.

CM Capital Investments Pty Ltd, CM Capital Venture Trust No 3, CIBC Australia VC Fund LLC and the Australia Venture Capital Fund L.P. are vehicles associated with Carrie Hillyard. In consideration of the entry into the firm commitment agreements described in section 12.6.3 of this Prospectus:

- CM Capital Investments Pty Ltd as trustee of CM Capital Venture Trust No 3 will be paid a firm commitment fee of 3% of the amount committed to be invested and a naming fee of 1.5% of the amount committed to be invested (fees equivalent to $84,375). These fees will be satisfied by Wilson HTM subscribing for 168,750 Shares and then transferring them to CM Capital Investments Pty Ltd as trustee of CM Capital Trust No 3.
- CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P. will be paid a firm commitment fee of 3% of the amount committed to be invested and a naming fee of 1.5% of the amount committed to be invested (fees equivalent to $28,125). These fees will be satisfied by Wilson HTM subscribing for 56,250 new Shares and then transferring them to CIBC Australia VC Fund LLC as general partner of the Australia Venture Capital Fund L.P.

GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II are vehicles associated with Brigitte Smith. In consideration of the entry into the firm commitment agreements described in section 12.6.3 of this Prospectus:

- GBS Venture Partners Ltd as manager of The Australian Bioscience Trust will be paid a firm commitment fee of 3% of the amount invested and a naming fee of 1.5% of the amount invested (fees totalling $22,500) by Wilson HTM. This amount will be satisfied by Wilson HTM subscribing 45,000 new Shares and then transferring them to Perpetual Trustees Limited as trustee of The Australian Bioscience Trust.
- GBS Venture Partners Ltd as manager of Bioscience Ventures II will be paid a firm commitment fee of 3% of the amount invested and a naming fee of 1.5% of the amount invested (fees totalling $90,000) by Wilson HTM. This amount will be satisfied by Wilson HTM subscribing for 180,000 new Shares and then transferring them to GBS Venture Partners Ltd as manager and trustee of Bioscience Ventures II.

12.6.5 Disclosure of interests of non-Directors

Other than as set out below or elsewhere in this Prospectus:

(a) no promoter of the Company or person named in this Prospectus as having performed a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus has, or has in the two years before the date of this Prospectus had, any interest:

- in the formation or promotion of the Company;
- in property acquired or proposed to be acquired by the Company in connection with:
  - its formation or promotion;
  - the Offer; or
- the Offer; and

(b) no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given to any promoter of the Company, stockbroker or underwriter to the Offer or other person named in this Prospectus as having performed a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus or provided in connection with the formation or promotion of the Company or the Offer.

12.7 Expenses of the Offer

The expenses of the Offer are estimated to be $1.7 million, covering fees payable to the Underwriter, legal advisor, the investigating accountant, the Company's patent attorneys, the share registrar, the Company's financial communication consultants, the printing costs of the Offer, ASX and ASIC costs and other related expenses. These expenses have been paid or will be payable by the Company. The interests and the amounts payable to experts and advisors are as follows:

Wilson HTM Corporate Finance Ltd acts as Underwriter and Lead Manager in respect of the Offer and will be paid an underwriting fee and management fee totalling 6% of the funds raised under the Offer for its services, in addition to a $25,000 fee paid on initial engagement.

Piper Alderman acts as legal advisor to the Company in respect of this Prospectus and the Offer and will be paid approximately $117,000 (exclusive of GST) for its services to the date of this Prospectus and will be reimbursed for disbursements, with further amounts payable for any additional services relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual hourly charge out rates.

PricewaterhouseCoopers Securities Ltd acts as investigating accountant and to the Company in respect of the Offer and will be paid approximately $50,000 (exclusive of GST) for its services to the date of this Prospectus and will be reimbursed for disbursements, with further amounts payable for any additional services relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual hourly charge out rates.

Venable, Baetjer, Howard and Civiletti, LLP acts as patent attorney and prepared the Report on Intellectual Property for inclusion in this Prospectus and will be paid $33,000 for work provided in relation to this Prospectus and the Offer and will be reimbursed for disbursements, with further amounts payable for any additional services relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual hourly charge out rates.

Computershare Investor Services Pty Ltd acts as share registrar for the Company and will be paid approximately $8,000 (exclusive of GST) for its services to the date of this Prospectus and will be reimbursed for disbursements, with further amounts payable for any additional services relating to this Prospectus and the Offer, if any, to be paid in accordance with its usual rates.

12.8 Consents

Wilson HTM Corporate Finance Ltd has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as Underwriter and Lead Manager in this Prospectus in the form and context in which it is named. Wilson HTM Corporate Finance Ltd has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

Emerging Growth Capital Pty Ltd has given, and has not before lodgement of this Prospectus with ASIC withdrawn, its consent to being named as co-manager of the Offer in this Prospectus in the form and context in which it is named. Emerging Growth Capital Pty Ltd has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

Piper Alderman has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as legal advisor to the Company in this Prospectus in the form and context in which it is named. Piper Alderman has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

PricewaterhouseCoopers has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as auditor in this Prospectus in the form and context in which it is named. PricewaterhouseCoopers has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

PricewaterhouseCoopers Securities Ltd has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as investigating accountant in this Prospectus in the form and context in which it is named. PricewaterhouseCoopers Securities Ltd has made no statement included in this Prospectus or on which a statement in this Prospectus is based other than the Investigating Accountant's Report included in section 9 of this Prospectus.

Venable, Baetjer, Howard and Civiletti, LLP has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as patent attorney in this Prospectus in the form and context in which it is named. Venable, Baetjer, Howard and Civiletti, LLP has made no statement in this Prospectus or on which a statement in this Prospectus is based other than the Report on Intellectual Property included in section 10 of this Prospectus.

Computershare Investor Services Pty Ltd has given, and has not before the lodgement of this Prospectus with ASIC withdrawn, its consent to being named as share registry in this Prospectus in the form and context in which it is named. Computershare Investor Services Pty Ltd has made no statement included in this Prospectus or on which a statement in this Prospectus is based.

13 :Definitions and Glossary

Section

Definitions and Key Terms

In this Prospectus, unless the context otherwise requires:

ADEC	Australian Drug Evaluation Committee.
ANU	means the Australian National University.
ANU Intellectual Property	means the patents and associated intellectual property and knowledge set out in the Report on Intellectual Property in section 10 of this Prospectus under the headings 'Patent Familly 2' and 'Patent Family 3'.
Anutech	means Anutech Pty Ltd ACN 008 548 650.
Anutech Licence	means the licence between the Company and Anutech dated 14 October 1999 described in section 12.4.3 of this Prospectus.
Applicant	means an applicant for Shares who duly completes an Application Form and pays the applicable Application Money.
Application Form	means the application form accompanying this Prospectus.
Application Money	means the aggregate amount of money payable for Shares applied for in the Application Form.
Application Period	means the period between the opening and the closing date of this Prospectus.
ASIC	means the Australian Securities and Investments Commission.
ASX	means Australian Stock Exchange Limited ACN 008 624 691.
autoimmune	means having the property of responding immunologically to tissues in one's own body.
bronchiectasis	means a disease characterised by irreversible dilation and destruction of bronchial walls.
Business Day	means any day which is defined to be a Business Day pursuant to Listing Rule 19.12 of the Listing Rules of the ASX.
CHESS	means Clearing House Electronic Sub-register System of ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532.
chronic bronchitis	means the clinical definition associated with the presence of a chronic productive cough without a discernible cause for at least three months out of the year, for two successive years.
chronic obstructive pulmonary disease	is a group of lung diseases characterised by limited airflow with variable degrees of air sac enlargement and lung tissue destruction. Emphysema and chronic bronchitis are the most common forms of chronic obstructive pulmonary disease.
Closing Date	means 31 October 2003 or such other date as may be determined by the Directors.
Company	means Pharmaxis Ltd ACN 082 811 630/ABN 75 082 811 630.
Corporations Act	means the Corporations Act 2001 (Cth).
CSAHS	means Central Sydney Area Health Service.
CSAHS Intellectual Property	means the patents and associated intellectual property and knowledge set out in the Report on Intellectual Property in section 10 of this Prospectus

	under the heading 'Patent Family 1, The Use of Inhaled Mannitol'.
CSAHS Licence	means the licence agreement between the Company and CSAHS dated 10 October 2001 which is summarised in section 12.4.2 of this Prospectus.
Directors	means the directors of the Company.
dollars or $	means dollars in Australian currency (unless otherwise stated).
Employee Option Plan	means the employee option plan of the Company as amended from time to time which is summarised in section 12.2 of this Prospectus.
EST	means Eastern Standard Time under the Standard Time Act 1987 (NSW).
FDA	means the U.S. Food and Drug Administration.
firm offer	means that part of the Offer which is open to Australian resident investors and institutional investors who are offered a firm allocation of Shares from the Underwriter or other brokers participating in the Offer which indicates that it is a firm offer.
general offer	means that part of the Offer open to members of the general public who are resident in Australia and institutions who have not been offered a firm offer.
GMP	means good manufacturing practice.
ICH	means International Committee on Harmonisation.
Listing Rules	means the Listing Rules of the ASX.
non-ionic osmolyte	means a chemical substance that is not a salt that promotes osmosis.
Offer	means the offer of Shares under this Prospectus.
Offer Price	means the offer price of $0.50.
Opening Date	means 7 October 2003 or such other date as may be determined by the Directors.
osmosis	the passage of water from a region of high water concentration through a semi-permeable membrane to a region of low water concentration.
Pharmaxis	means Pharmaxis Ltd ACN 082 811 630.
Prospectus	means this prospectus.
PXS25	means the compound PXS25 and any compounds derived from it.
PXS2000	means the compound PXS2000 and any compounds derived from it.
Report on Intellectual Property	means the report on intellectual property in section 10 of this Prospectus.
R&D Start Grant	means the R&D Start Program Grant Agreement entered into between the Company and the Commonwealth of Australia on 17 June 2003 which is summarised in section 12.4.8 of this Prospectus.
rheumatoid arthritis	is a disease characterised by an immune response to one's own body, usually manifesting as inflammation of the joints.
SCH Business Rules	means the business rules of ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532 as the approved Securities Clearing House under the Corporations Act.
Services Agreement	means the services agreement between the Company and Austech dated 9 December 2002 which is summarised in section 12 of this Prospectus.
Share	means a fully paid ordinary share in the Company.
TGA	means the Therapeutic Goods Administration.
Underwriter or Lead Manager	means Wilson HTM.
Underwriting Agreement	means the underwriting agreement entered into between the Company and Wilson HTM in respect of this Prospectus which is summarised at section 12.4.1 of this Prospectus.
Venable	means Venable, Baetjer, Howard and Civiletti, LLP.
Wilson HTM	means Wilson HTM Corporate Finance Ltd ACN 057 547 323.

14 :Authorisation

Section

This Prospectus is dated 26 September 2003 and is issued by Pharmaxis Ltd.

The lodgement of this Prospectus with ASIC was consented to by every Director of the Company.

Denis Hanley
Chairman

pharmaxis Pharmaxis Ltd ACN 082 811 630

Broker Reference Stamp Only

Public Share Offer

Application Form

Broker Code | Advisor Code

A Shares applied for

No. of Shares ______ x per Share A$0.50

B Amount

A$ __________

Must be a minimum of 5,000 Shares. Applications for more than 5,000 Shares must be in multiples of 1,000 Shares.

C Write your name below

Please ensure your application is in a valid format. See reverse for guidance

Name of Joint Applicant or < Account Name >

Name of Joint Applicant or < Account Name >

D Write your postal address below

Unit | Street No. | Street Name

City/Suburb/Town | State | Postcode

E Chess HIN (If Applicable)

X

F Email Address (optional)

G Telephone Number

Area Code ( ) Home Telephone | Area Code ( ) Work Telephone

This will help if we have any questions

Cheque Details

THIS FORM DOES NOT HAVE TO BE SIGNED

Name of drawer of cheque	Cheque No	BSB No	Account No	Amount A$
				A$ .00
				A$ .00

Total Amount Enclosed A$ .00

Declaration

I/we declare that by lodging this Application Form, I/we represent and acknowledge that I/we have received a paper or electronic Prospectus with the Application Form or a complete print out of the electronic Prospectus with the Application Form and I/we have read and understood the Prospectus to which this Application Form relates. I/we hereby apply for such number of Shares as maybe calculated in accordance with the terms of the Prospectus and agree to be bound by the constitution of Pharmaxis Ltd. I/we hereby authorise Pharmaxis Ltd to complete and execute any documents necessary to effect the allotment or transfer of any shares. To meet the requirements of the Corporations Act, this Application Form must not be distributed to any other person unless accompanied by a complete unaltered version of the Prospectus. By lodging this Application Form, I/we declare that this Application is completed and lodged according to the Prospectus and that all statements made by me/us are complete and accurate. I/we represent and warrant that by lodging this Application Form, I am/we are in compliance with all laws of any jurisdiction outside the Commonwealth of Australia relevant to this Application. I/we acknowledge that I am/we are residents of Australia and I/we make the representations described in the Important Information section of the Prospectus.

pharmaxis Pharmaxis Ltd ACN 082 811 630

WARNINGS: This Application Form is for Shares under the Prospectus. The Prospectus contains information relevant to a decision to invest in Pharmaxis Ltd and it is advisable that the Prospectus be read in full before an application is made. The Prospectus is available at www.pharmaxis.com.au using the same means as necessary to access the Application. Any supplementary or replacement documents that Pharmaxis Ltd issues while the Offer is open (if any) will also be available at www.pharmaxis.com.au and will be accessible by the same means. The Corporations Act prohibits a person from passing this Application Form to any person unless it is attached to the Prospectus and any relevant supplementary documents. While the Prospectus is current, persons who receive an electronic copy of the Prospectus are entitled to obtain a paper copy of the Prospectus free of charge by contacting Pharmaxis Ltd.

Guide to Completing the Application Form

A **Shares Applied for**
Enter the number of Shares you wish to apply for. The application must be for a minimum of 5,000 Shares. Applications for greater than 5,000 Shares must be in multiples of 1,000 Shares.

B **Application Monies**
Enter the amount of Application Monies. To calculate the amount, multiply the number of Shares applied for by the price per Share.

C **Registration Name(s)**
Enter the full name(s) you wish to appear on the statement of shareholdings. This must be either your own name or the name of a company. Up to three joint Applicants may register. You should refer to the table below for the correct forms of registration. Applications using the wrong form of name may be rejected. Clearing House Electronic Sub-Register System (CHESS) participants should complete their name and address in the same format as those that are presently registered in the CHESS system.

D **Postal Address**
Enter your postal address for all correspondence. All communications to you from the share registry will be mailed to the person(s) and address as shown. For joint Applicants, only one address can be entered.

E **CHESS HIN (if applicable)**
Pharmaxis Ltd will apply to the ASX to participate in CHESS, operated by ASX Settlement and Transfer Corporation Pty Ltd, a wholly owned subsidiary of Australian Stock Exchange Limited. In CHESS, the Company will operate an electronic CHESS subregister of shareholdings and an electronic Issuer Sponsored subregister of shareholdings. Together the two subregisters will make up the Company's principal register of Shares. The Company will not be issuing certificates to applicants in respect of Shares allotted.

If you are a CHESS participant (or are sponsored by a CHESS participant) and you wish to hold Shares allotted to you under this Application in uncertificated form on the CHESS subregister, enter your CHESS HIN. Otherwise, leave the section blank and on allotment, you will be sponsored by Pharmaxis Ltd and a Shareholder Reference Number (SRN) will be allocated to you.

F **Email Address**
Enter your email address. This may be used to communicate other matters to you.

G **Telephone Number**
Enter your telephone number. This is not required but will assist us if there are any problems with your application.

Payment
Make your cheque or bank draft payable to 'Pharmaxis Ltd Trust Account' in Australian currency and cross it 'Not Negotiable'. Your cheque or bank draft must be drawn on an Australian Bank.

Complete the Payment section and cheque details in the boxes provided. The amount must agree with the amount shown in box 'B'.

Sufficient cleared funds should be held in your account.

Pin (do not staple) your cheque(s) to the Application Form where indicated.

BEFORE COMPLETING THE APPLICATION FORM THE APPLICANT(S) SHOULD READ THE DISCLOSURE DOCUMENT TO WHICH THE APPLICATION RELATES. BY LODGING THE APPLICATION FORM, THE APPLICANT(S) AGREES THAT THIS APPLICATION IS FOR SHARES IN PHARMAXIS LTD UPON AND SUBJECT TO THE TERMS OF THE OFFER, AGREES TO TAKE ANY NUMBER OF SHARES EQUAL TO OR LESS THAN THE NUMBER OF SHARES INDICATED IN BOX 'A' THAT MAY BE ALLOTTED TO THE APPLICANT(S) PURSUANT TO THE OFFER AND DECLARES THAT ALL DETAILS AND STATEMENTS MADE ARE COMPLETE AND ACCURATE. IT IS NOT NECESSARY TO SIGN THE APPLICATION FORM.

Lodgement of Applications
Applicants who received a firm offer (as described in section 4.4 of the Prospectus) should return their completed Application Forms and Application Money to Wilson HTM or the broker from whom they received their firm offer of Shares (unless instructed otherwise). Applicants who have received a general offer should return their Application Form with cheque(s) attached to:

PHARMAXIS Ltd
Computershare Investor Services Pty Ltd
GPO Box 7115
Sydney NSW 2001

PHARMAXIS Ltd
Computershare Investor Services Pty Ltd
Level 3
60 Carrington Street
Sydney NSW 2000

Application must be received at the Sydney office of Computershare Investor Services Pty Limited no later than 5.00pm Sydney time on 31 October 2003 or such other date as the Directors may determine.

Correct forms of Registration
Note that ONLY legal entities are allowed to hold Shares. Applications must be in the name(s) of natural persons, companies or other legal entities acceptable to Pharmaxis Ltd. At least one full given name and the surname is required for each natural person. The name of the beneficial holder or any other registrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms of registrable names below.

Type of Investor	Correct Form	Examples of Incorrect Form
Individuals Use given names – not initials	John Alfred Smith	J.A.Smith
Company Use company title, not abbreviations	ABC Pty Ltd	ABC P/L ABC Co
Trusts Use trustee(s) personal name(s) Do not use the name of the trust	Janet Smith <Janet Smith Family A/C>	Janet Smith Family Trust
Deceased Estates Use executor(s) personal name(s) Do not use name of deceased	Michael Smith <Est John Smith A/C>	Estate of late John Smith
Partnerships Use partners' personal names, Do not use the name of the partnership	John Smith and Michael Smith <John Smith & Son A/C>	John Smith & Son
Clubs/Unincorporated Bodies/Business Names Use office bearer(s) personal name(s) Do not use the name of the clubs etc.	Janet Smith <ABC Tennis Association A/C>	ABC Tennis Association
Superannuation Funds Use name of trustee of fund Do not use the name of the fund	John Smith Pty Ltd <Super Fund A/C>	John Smith Pty Ltd Superannuation Fund

Put the name(s) of any joint applicant(s) and/or account description using < > as indicated above in designated space(s) on the Application.

15 :Corporate Directory

Section

Directors' Information
Denis Hanley (Chairman)
Alan Robertson (CEO)
Brett Charlton (Medical Director)
Carrie Hillyard
Charles Kiefel
Malcolm McComas
Brigitte Smith

Company Secretary and Chief Financial Officer
David McGarvey

Registered Office
Unit 2, 10 Rodborough Road
Frenchs Forest NSW 2086
Australia
Telephone: +61 2 9451 5961
Fax: +61 2 9451 3622
Email: info@pharmaxis.com.au
Web: www.pharmaxis.com.au

Underwriter and Lead Manager
Wilson HTM Corporate Finance Ltd
Level 21 Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia

Co-Manager
Emerging Growth Capital Pty Ltd
Level 2, 52 Phillip Street
Sydney NSW 2000
Australia

Legal Advisor
Piper Alderman
Level 23, Governor Macquarie Tower
1 Farrer Place
Sydney NSW 2000
Australia

Auditor
PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171
Australia

Investigating Accountant
PricewaterhouseCoopers Securities Ltd
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171
Australia

Patent Attorney
Venable, Baetjer, Howard And Civiletti, LLP
810 Towers Crescent Drive, Suite 300
Vienna, Virginia, 22182
United States of America

Share Registry (on listing)
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

Home Stock Exchange (on listing)
Sydney

Enquiry Line
1800 805 226

Design and Production: DownerMancini|design



pharmaxis

ASIC

Australian Securities and Investments Commission

Forms Manager

Form being prepared

Date/time: 23-09-2003 16:22:31
Reference Id: 70193939

Change of company details

Form 484 - Corporations Act 2001

Company details

Company name
PHARMAXIS LTD
Australian Company Number (ACN)
082 811 630

B2 Cease company officeholder

Officer
This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)
Alternate Director - Cessation Date: 15-09-2003
The name of the ceased officeholder is:

Given names	**GEOFFREY EDWARD DUNCAN**
Family name	**BROOKE**
Date of Birth	**02-11-1955**
City/town of Birth	**MELBOURNE**
State (if born in Australia)	**Vic**

Alternate directorship

Given names	**BRIGITTE HELEN**
Family name	**SMITH**
Cessation Date	**15-09-2003**

Officer
This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)
Alternate Director - Cessation Date: 22-09-2003
The name of the ceased officeholder is:

Given names	**WILLIAM BUTLER**
Family name	**COWDEN**
Date of Birth	**15-06-1949**
City/town of Birth	**ALABAMA**
Country of Birth	**UNITED STATES**

Alternate directorship

Given names	**BRETT**
Family name	**CHARLTON**
Cessation Date	**22-09-2003**

Officer
This section shows the cessation of a company officeholder

Officeholder cessation Details
Role(s)
Alternate Director - Cessation Date: 17-09-2003
The name of the ceased officeholder is:

Given names	**MARK ANDREW**
Family name	**MORRISSON**
Date of Birth	**18-01-1962**
City/town of Birth	**BUNDABERG**
State (if born in Australia)	**Qld**

Alternate directorship

Given names	**CARMEL JUDITH**
Family name	**HILLYARD**
Cessation Date	**17-09-2003**

Authorisation
This form has been authorised by

I certify that the information in this form is true and complete
Name
Capacity
Date signed 23/9/03

Lodging party details
Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent
____
ASIC registered agent number
____

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)
- [X] Signatory above
- [ ] ASIC registered agent above

CONSTITUTION

— of —

PHARMAXIS LTD

RECEIVED
2004 AUG 26 A 11: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDEX

CONSTITUTION OF PHARMAXIS LTD

1. DEFINITIONS

1.1 In this Constitution the following expressions shall unless there is something in the subject or context inconsistent therewith have the meanings hereunder set out —

1.1.1 "**Allotment Date**" means in relation to a Series A Preferred Share or a Series B Preferred Share the date upon which that share is issued;

1.1.2 "**Board**" means the Board of Directors of the Company from time to time or any committee thereof;

1.1.3 "**Business Day**" means a day on which trading banks are open for business in Sydney, New South Wales;

1.1.4 "**call**" includes an instalment of a call payable upon a Share;

1.1.5 "**Closing Date**" means the date fixed by the Directors as the date on which Shares or securities of the Company pursuant to the Public Offering are issued;

1.1.6 "**Commencement Date**" means the date on which a special resolution is passed by the Members to adopt this Constitution;

1.1.7 "**Constitution**" shall mean this Constitution as supplemented substituted or amended from time to time;

1.1.8 "**Conversion Date**" means in relation to a Series A Preferred Share or a Series B Preferred Share the first to occur of the following dates –

1.1.8.1 the date expiring seven (7) Business Days after receipt by the Company of a Conversion Notice; or

1.1.8.2 the Specified Conversion Date;

1.1.9 "**Conversion Notice**" means a notice given by a Preferred Holder to the Company in accordance with the provisions of Clause 5.5;

1.1.10 "**Conversion Period**" means in relation to a Series A Preferred Share or a Series B Preferred Share, the period commencing on the Allotment Date and terminating on the Redemption Date;

1.1.11 "**Conversion Rate**" means in relation to each Series A Preferred Share and Series B Preferred Share required to be converted on the Conversion Date applicable thereto, one Ordinary Share subject however to such adjustment (if any) as may be required pursuant to the provisions of Clauses 5.5.8 or 5.5.9;

1.1.12 "**Directors**" means the Directors for the time being or such number of them as have authority to act for the Company acting as a body and includes a person duly appointed and for the time being acting as an attorney for a Director or as an alternate Director;

1.1.13 "**Dividend**" means –

1.1.13.1 in relation to each Ordinary Share, such dividend as the Directors may from time to time determine in accordance with the provisions of Clause 33; and

1.1.13.2 in relation to each Series A Preferred Share and Series B Preferred Share, such dividends as the respective Preferred Holders may be entitled to under Clause 5;

and includes any bonus and interim Dividend;

1.1.14 [Deleted];

1.1.15 [Deleted];

1.1.16 "**Founding Shareholder**" means Praxis Pharmaceuticals, Inc.;

1.1.17 "**Founding Shares**" means Ordinary Shares in the capital of the Company registered in the name of the Founding Shareholder as at the Commencement Date;

1.1.18 "**Holding company**" has the same meaning as is ascribed to that expression in Section 9 of the Law;

1.1.19 "**Issue Price**" means –

1.1.19.1 in respect of a Series A Preferred Share the sum of $1.00;

1.1.19.2 in respect of a Series B Preferred Share, the sum of $2.50; and

1.1.19.3 in respect of an Ordinary Share, such sum as the Directors may determine to be the issue price from time to time;

1.1.20 "**Law**" means the Corporations Act 2001(Cth);

1.1.21 "**Liquidity Event**" means –

1.1.21.1 a disposal of the whole or substantially the whole of the property, business and undertaking of the Company; or

1.1.21.2 Winding Up of the Company;

1.1.22 "**Member**" means any person who qualifies as a member of the Company and includes any person who is the holder of a Share in the capital of the Company;

1.1.23 "**month**" means calendar month;

1.1.24 "**office**" or "**office of the Company**" means the registered office of the Company for the time being;

1.1.25 "**Ordinary Holder**" means each person who is registered as the holder of an Ordinary Share in the capital of the Company;

1.1.26 "**Ordinary Share**" means a fully paid Ordinary Share in the capital of the Company issued in accordance with the provisions of Clause 5;

1.1.27 "**paid up**" includes credited as paid up;

1.1.28 "**Preferred Holder**" means each person who is registered as the holder of a Series A Preferred Share or a Series B Preferred Share in the capital of the Company;

1.1.29 "**present**" when used in relation to a Member at a meeting means present in person, or by proxy, or by attorney, or if a corporation, by a representative appointed pursuant to this Constitution or the Law;

1.1.30 "**Proposing Transferor**" means an Ordinary Holder or Preferred Holder which proposes to dispose of any Shares in the capital of the Company;

1.1.31 "**Public Offering**" means an offer to the public of Shares or securities of the Company which raises at least $10 million at a minimum price per publicly offered share that equals or exceeds:

1.1.31.1 $2.50; plus

1.1.31.2 such amount as ensures a 25% internal rate of return on $2.50 from such date as agreed in any shareholders agreement to which the Preferred Holders are party to at the date of the initial public offering;

1.1.32 "**Redemption Amount**" means in relation to a Series A Preferred Share or a Series B Preferred Share, the aggregate amount payable on redemption in accordance with their terms of issue or any shareholders agreement to which the Preferred Holders are party;

1.1.33 "**Redemption Date**" means in respect of a Series A Preferred Share the date expiring 60 Business Days after the date of receipt by the Company of a Redemption Notice;

1.1.34 "**Redemption Notice**" means a notice given by a Preferred Holder to the Company in accordance with the provisions of Clause 5.6;

1.1.35 "**Register**" means the register of Members of the Company maintained pursuant to the Law;

1.1.36 [Deleted];

1.1.37 "**Restricted Period**" means in relation to a Series A Preferred Share or a Series B Preferred Share the period:

1.1.37.1 commencing on the Allotment Date of Series A Preferred Shares or Series B Preferred Shares (as applicable); and

1.1.37.2 ending on the date that is the 6th anniversary of the Allotment Date of the Series A Preferred Shares;

1.1.38 "**Shares or securities**" has the same meaning ascribed thereto in the Law;

1.1.39 "**Shareholder**" means any person who is the registered holder of a Share in the capital of the Company;

1.1.40 "**Series A Preferred Share**" means a Series A Redeemable Convertible Preferred Share issued pursuant to and in accordance with the provisions of Clause 5;

1.1.41 "**Specified Conversion Date**" means the date expiring seven Business Days after the date of a notice having been given by the Company in accordance with Clause 5.5.11;

1.1.42 "**Specified Proportion**" means, in relation to a Shareholder, a fraction the numerator of which is the number of Shares held by that Shareholder for the time being and the denominator of which is the total number of Shares (including the Shares held by the relevant Shareholder) on issue for the time being (assuming that in so calculating the number of Shares held by a Shareholder and the total number of Shares on issue, all Series A Preferred Shares have been converted into Ordinary Shares);

1.1.43 "**Tax Act**" means the Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997 of the Commonwealth of Australia and all Acts encompassed thereby;

1.1.44 "**Transfer Notice**" means a notice given by a Preferred Holder or Ordinary Holder to the Company in accordance with the provisions of Clause 14;

1.1.45 "**Transfer Shares**" means Shares which a Proposing Transferor proposes to sell, transfer, assign or otherwise dispose of;

1.1.46 "**Winding Up**" means –

1.1.46.1 an order being made for the winding up or dissolution of the Company;

1.1.46.2 a liquidator or provisional liquidator being appointed to the Company; or

1.1.46.3 the Company being otherwise wound up, deregistered, dissolved or liquidated; and

1.1.47 "**writing**" or "**written**" includes printed lithographed or represented or reproduced in a visible form by any other means.

2. INTERPRETATION

2.1 In this Constitution —

2.1.1 references to any officer of the Company include any person acting for the time being as such officer;

2.1.2 words importing the singular include the plural and vice versa;

2.1.3 words importing any gender shall mean and include all other genders;

2.1.4 words importing persons include companies corporations partnerships associations bodies and entities (whether incorporated or not) and vice versa;

2.1.5 words or expressions defined in the Law but not defined in this Constitution shall, if not inconsistent with the subject or context, bear the same meaning in this Constitution; and

2.1.6 all references in this Constitution to any statutory enactment or law shall mean and be construed as references to that enactment or law as amended or modified or re-enacted from time to time and to the corresponding provisions of any similar enactment or law of any other relevant jurisdiction and includes regulations and statutory instruments thereunder.

2.2 The headings to Clauses or groups of Clauses shall not affect the construction or interpretation of this Constitution.

2.3 The replaceable rules contained in the Law shall not apply to the Company.

3. PUBLIC COMPANY

3.1 The Company is a public company limited by shares.

4. EXERCISE OF POWERS

The Company may by resolution or special resolution as the Law requires exercise from time to time any power which by the Law a company limited by Shares may exercise if authorised by its constitution.

5. SHARE CAPITAL

5.1 Shares in the capital of the Company which are issued from time to time shall be classified as either:

5.1.1 Ordinary Shares;

5.1.2 Series A Preferred Shares;

5.1.3 Series B Preferred Shares; or

5.1.4 Such other classification as the Directors may, subject to any agreement, arrangement or understanding existing between the Company and all or any other Members of the Company, determine at the time of issue.

5.2 Notwithstanding any other provisions of this Constitution but subject always to any agreement, arrangement or understanding existing between the Company and all or any other Members of the Company, the Directors may issue Shares designated as Series A Preferred Shares or Series B Preferred Shares at such time and to such person or persons as the Directors may, in their absolute discretion, think fit and, upon issue, such Series A Preferred Shares or Series B Preferred Shares shall confer on the relevant Preferred Holder thereof the rights contained in this Clause 5.

5.3 Series A Preferred Shares and Series B Preferred Shares shall be issued at their respective Issue Price per share and each Preferred Holder shall:

5.3.1 be entitled to such cumulative preferential dividends at such times and at such rate in respect of each Series A Preferred Share or Series B Preferred Share as respectively set out in the terms of issue or any shareholders agreement to which the Preferred Holders are party and:

5.3.1.1 all other Clauses of the Constitution relating to the right of the Company in general meeting or of the Directors to declare Dividends shall be read subject to those rights; and

5.3.1.2 the rights of Preferred Holders to payments under this clause 5.3.1 are:

5.3.1.2.1 a right of the Preferred Holders (on the one hand) to payment of dividends in priority to holders of all other classes of Shares;

5.3.1.2.2 a right of Series B Preferred Shares (on the one hand) to payment of dividends in priority to Series A Preferred Shares (on the other hand);

5.3.1.2.3 an equal ranking priority to payment of dividends between the holders of Series A Preferred Shares and Series B Preferred Shares among themselves respectively; and

5.3.2 in the event of an occurrence of a Liquidity Event or the voluntary merger or amalgamation of the Company be entitled to:

5.3.2.1 receive an amount equal to the Issue Price of each Series A Preferred Share or Series B Preferred Share (as the case may be) plus any unpaid cumulative preferential dividend payable in respect of each Series A Preferred Share or Series B Preferred Share (as the case may be) in priority to the payment of any amount to the holders of all other classes of Shares, and for this purpose the Series B Preferred Shares will rank in priority to the Series A Preferred Shares; and

5.3.2.2 participate in surplus assets or profits with all other classes of Shares entitled to participate in those surpluses (assuming for this purpose the Series A Preferred Shares and Series B Preferred Shares had been converted to Ordinary Shares at the Conversion Rate as if they had been converted under Clause 5.5.1 to 5.5.3 (inclusive), 5.5.8 and 5.5.10, at that time);

5.3.3 be entitled to receive:

5.3.3.1 notices of general meetings;

5.3.3.2 annual financial reports certified and audited by a nationally recognised accounting firm;

5.3.3.3 financial statements (including income statements, profit and loss statements, balance sheets and cash flow statements) on a regular basis at times coinciding with each board meeting;

5.3.3.4 an annual operating and financial plan agreed to by the board prior to the beginning of each financial year and any revisions to the plan promptly upon their adoption by the board; and

5.3.3.5 quarterly technical summary updates measured against milestones,

in accordance with the terms of issue or any shareholders agreement to which the Preferred Holders are party;

5.3.4 have the same rights as holders of Ordinary Shares to attend (whether in person, by proxy or attorney or, if a corporation, by representative) and (subject to the provisions of Clause 19) to vote at all general meetings.

5.4 If, prior to the Conversion Date of a Series A Preferred Share or Series B Preferred Shares, there is made to any of the holders of Ordinary Shares an offer or invitation by the Company to subscribe for Shares or other securities in the Company (other than Shares or securities issued under a board approved employee Share option or other plan for incentive purposes) (whether by way of renounceable or non-renounceable rights or otherwise), the Company shall procure that there is extended to each Preferred Holder the same offer or invitation as that Preferred Holder would have received if, immediately prior to the relevant date for determining entitlements of the

holders of Ordinary Shares in respect of the offer or invitation, all of the Preferred Holders had delivered to the Company a Conversion Notice in accordance with the provisions of Clause 5.5.1.

5.5 The following provisions shall apply in respect of the conversion of Series A Preferred Shares and Series B Preferred Shares:

5.5.1 each Preferred Holder shall be entitled at any time during the Conversion Period to require the Company to convert all or any of the Series A Preferred Shares or Series B Preferred Shares held by him in the capital of the Company into Ordinary Shares by delivering a Conversion Notice to the Company specifying the number of Series A Preferred Shares or Series B Preferred Shares (as applicable) required to be converted;

5.5.2 on the Conversion Date each Series A Preferred Share or Series B Preferred Share specified in a Conversion Notice shall be converted (without any further action required by any Preferred Holder) into such number of Ordinary Shares calculated in accordance with the Conversion Rate and to the extent that any fraction of a Series A Preferred Share or Series B Preferred Share would be required to be converted, then the number of Ordinary Shares shall be adjusted to the nearest whole Ordinary Share and no cash adjustment will be made in respect of any remaining fractional number of Series A Preferred Shares or Series B Preferred Shares and all such Series A Preferred Shares or Series B Preferred Shares shall on the Conversion Date cease to have any preference or priority;

5.5.3 each Ordinary Share issued on conversion of any Series A Preferred Shares or Series B Preferred Shares shall, as and from the Conversion Date, rank in all respects pari passu with the Ordinary Shares then on issue in the capital of the Company;

5.5.4 each Preferred Holder shall upon the Conversion Date be bound to deliver to the Company the certificate for all of the Series A Preferred Shares or Series B Preferred Shares (as applicable) held by him and the Company shall issue to each Preferred Holder a certificate for the Ordinary Shares issued on conversion free of any charges but the failure by any Preferred Holder to surrender a certificate for any Series A Preferred Share or Series B Preferred Shares shall not preclude, prejudice or affect the conversion of such Series A Preferred Share or Series B Preferred Shares;

5.5.5 if a takeover bid (as defined in the Law) is made for all of the Ordinary Shares at any time after the Allotment Date of any Series A Preferred Shares and prior to the Conversion Date, the Company shall give to each Preferred Holder written notice of the takeover bid within 5 Business Days of receiving notice of the takeover bid from the offeror;

5.5.6 where notice has been given by the Company pursuant to the provisions of Clause 5.5.5, a Preferred Holder may, within fourteen (14) Business Days from the date of receipt of such notice, deliver

a Conversion Notice and the certificate or certificates relating to all of the Series A Preferred Shares or Series B Preferred Shares to the Company stating that he requires the Company to convert all of the Series A Preferred Shares or Series B Preferred Shares held by him into Ordinary Shares in accordance with the provisions of Clause 5.5.5;

5.5.7 upon receipt by the Company of a Conversion Notice from a Preferred Holder in accordance with the provisions of Clause 5.5.6 the Company shall, pursuant to a resolution passed at a meeting of the Directors of the Company, convert all of the Series A Preferred Shares or Series B Preferred Shares specified in the Conversion Notice into Ordinary Shares in accordance with the provisions of Clause 5.5.2;

5.5.8 in the event of a reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company at any time prior to the Conversion Date, the Company shall reconstruct the basis for conversion of the Series A Preferred Shares and the Series B Preferred Shares, in the same proportion as the issued capital of the Company is reconstructed and in a manner which will not result in any additional benefits being conferred on any Preferred Holder which are not otherwise thereby conferred on the members of the Company (subject to the same provisions with respect to rounding of entitlements as sanctioned by the meeting of members approving the reconstruction of capital) but in all other respects the terms of the conversion of Series A Preferred Shares and the Series B Preferred Shares shall remain unchanged;

5.5.9 any adjustment to the rights attaching to Series A Preferred Shares or Series B Preferred Shares in accordance with the provisions of Clause 5.5.8 shall not take effect until the Conversion Date and shall not be taken to be a modification of the right of conversion hereby granted;

5.5.10 if after the Allotment Date the Company issues any new Shares, options, warrants for, or other securities (other than Shares or securities issued under a board approved Share option plan for incentive purposes) of the Company convertible into Shares at a price per Share or security less than the Issue Price, the Conversion Rate shall be adjusted so that the number of Ordinary Shares issued on the conversion of the Series A Preferred Shares or Series B Preferred Shares (as the case may be) will be calculated as follows for each case:

$$A = C \times \frac{IP}{B}$$

where:

A = the number of Ordinary Shares to be issued on the conversion of each Series A Preferred Share or Series B Preferred Shares (as applicable)

C = the number of Ordinary Shares that would have been issued on the conversion of each Series A Preferred Share or Series B Preferred Shares (as applicable) had it occurred immediately prior to the issue of the new Shares or securities

IP = the Issue Price of the Series A Preferred Shares or Series B Preferred Shares (as the case may be)

$$B = \frac{(S \times IP) + (N \times RP)}{S+N}$$

S = the number of Series A Preferred Shares or Series B Preferred Shares (as applicable) on issue

N = the number of new Shares or securities to be issued

RP = the price at which such new Shares or securities are to be issued;

5.5.11 notwithstanding anything hereinbefore contained the Company may, at any time on or after the Closing Date, by notice in writing to each Preferred Holder require all of the holder's Series A Preferred Shares and Series B Preferred Shares (as applicable) on issue to be converted into Ordinary Shares; and

5.5.12 where notice has been given by the Company pursuant to the provisions of Clause 5.5.11, the Company shall (without any further action required of it) convert all of the Series A Preferred Shares and Series B Preferred Shares into Ordinary Shares in accordance with the provisions of Clause 5.5.2.

5.6 The following provisions shall apply in respect of any redemption of Series A Preferred Shares and Series B Preferred Shares:

5.6.1 each Preferred Holder shall be entitled, on the occurrence of:

5.6.1.1 a Liquidity Event; or

5.6.1.2 at any time after the Restricted Period if the Company has not then listed on a securities exchange in Australia or elsewhere; or

5.6.1.3 on a voluntary merger or amalgamation of the Company,

to require the Company to redeem all or any of the Series A Preferred Shares or Series B Preferred Shares (as applicable) held by him in the capital of the Company by delivering a Redemption Notice to the Company specifying the number of Series A Preferred Shares or Series B Preferred Shares required to be redeemed and a copy of such Redemption Notice shall be

delivered by such Preferred Holder to each other Preferred Holder;

5.6.2 within 60 days after receipt of a copy of a Redemption Notice pursuant to the provision of Clause 5.6.1 by each other Preferred Holder, such other Preferred Holders shall be entitled to require the Company to redeem all or any of the Series A Preferred Shares or Series B Preferred Shares (as applicable) held by them in the capital of the Company by delivering a Redemption Notice to the Company specifying the number of Series A Preferred Shares or Series B Preferred Shares (respectively) required to be redeemed and such Redemption Notice shall be deemed to have been served on the Company on the same date as the Redemption Notice referred to in Clause 5.6.1;

5.6.3 on the Redemption Date each Preferred Holder shall be bound to surrender to the Company the certificate for the Series A Preferred Shares or Series B Preferred Shares (as applicable) to be redeemed and where any certificate includes any Series A Preferred Shares or Series B Preferred Shares (respectively) which are not specified in the Redemption Notice then the Company shall issue to the Preferred Holder thereof a new certificate therefore;

5.6.4 the failure by any Preferred Holder to surrender a certificate in respect of any Series A Preferred Share or Series B Preferred Shares shall not prejudice or affect the redemption of any Series A Preferred Shares or Series B Preferred Shares specified in the Redemption Notice but the Redemption Amount payable to the Preferred Holder in accordance with the provisions of Clauses 5.6.5 and 5.6.6 shall, after the Redemption Date thereof, be paid by the Company into a bank account established for the purpose of holding such moneys and be held by the Company in trust for that Preferred Holder and shall be paid to that Preferred Holder forthwith after the relevant certificate (or if it has been lost or misplaced, satisfactory evidence of that fact and any indemnity and release in favour of the Company in respect thereof) is delivered to the Company;

5.6.5 upon receipt by the Company of a Redemption Notice pursuant to the provisions of Clauses 5.6.1 and 5.6.2, the Company shall redeem (out of any profits or moneys of the Company or the proceeds of a new issue of Shares of the Company made for that purpose) the Series A Preferred Shares or Series B Preferred Shares (as applicable) specified in each such Redemption Notice at the Redemption Amount in accordance with the provisions of Clause 5.6.6;

5.6.6 subject to Clause 5.6.10, the Redemption Amount payable to any Preferred Holder in accordance with the provisions of Clause 5.6.5 shall (subject to the following provisions of this Clause 5 be satisfied as follows:

5.6.6.1 in the case of a Liquidity Event — in full on the Redemption Date; and

5.6.6.2 after the Restricted Period - by ten (10) equal instalments, the first of which shall become payable by the Company on the Redemption Date and thereafter on the first Business Day after the expiration of each ensuing six month period;

5.6.7 notwithstanding the provisions of Clause 5.6.6, the Company may at any time and from time to time pay to the relevant Preferred Holder such sum or sums in reduction of the Redemption Amount remaining unpaid;

5.6.8 subject to Clause 5.6.10, if at the Redemption Date there are insufficient profits or moneys available to the Company to pay the Redemption Amount to any Preferred Holder in accordance with the provisions of Clause 5.6.6, then the Company shall be required to pay such amount as may be lawfully applied for the purpose to each Preferred Holder pari passu and the Company shall thereafter continue to apply funds of the Company that may be lawfully applied for the purpose to each Preferred Holder pari passu until the Redemption Amount is paid in full;

5.6.9 upon payment of the Redemption Amount to the relevant Preferred Holder, the Company shall cancel the Series A Preferred Shares and Series B Preferred Shares and shall cancel the certificate or certificates relating to the shares so redeemed;

5.6.10 the rights of Preferred Holders to payments under this clause 5.6 are:

5.6.10.1 a right of the Preferred Holders (on the one hand) to payment of capital and dividends in priority to holders of all other classes of Shares;

5.6.10.2 a right of Series B Preferred Shares (on the one hand) to payment of capital and dividends in priority to Series A Preferred Shares (on the other hand);

5.6.10.3 an equal ranking priority between holders of Series A Preferred Shares and Series B Preferred Shares among themselves respectively; and

5.6.11 the right to participate in surplus assets or profits with all other classes of Shares entitled to participate in those surpluses (assuming for this purpose the Series A Preferred Shares and Series B Shares had been converted to Ordinary Shares at the Conversion Rate as if they had been converted under Clauses 5.5.1 to 5.5.3 (inclusive), 5.5.8 and 5.5.10, at that time).

5.7 For the purposes of this Constitution, any issue of further Series A Preferred Shares or further Series B Preferred Shares ranking in priority to, or any conversion of existing Shares to Shares ranking equally or in priority to the existing Series A Preferred Shares or Series B Preferred Shares shall be

deemed to be a variation or abrogation of the rights attaching to the existing Series A Preferred Shares or Series B Preferred Shares (as the case may be).

5.8 Notwithstanding anything contained in the Constitution:

5.8.1 the Company shall refuse to register the transfer of any Share unless the transferee has or the transferees have entered into a deed, agreement, arrangement or understanding with the Ordinary Holders, the Preferred Holders and the Company, agreeing to be bound by such agreement between the Ordinary Holders, Preferred Holders and the Company (if any) as is then in force, and such transfer is permitted by, or is made pursuant to and in accordance with the pre-emptive right, tag-along, drag-along or other transfer provisions of any agreement in writing between all the Ordinary Holders and all the Preferred Holders;

5.8.2 subject to Clause 5.8.3, the Company shall not be entitled to decline to register the transfer of any Share which otherwise qualifies under Clause 5.8.1;

5.8.3 for the purpose of ensuring that a particular transfer of Shares is permitted under this Constitution or under clause 5.8.1, the Company may require the transferor or the person named as transferee in any transfer lodged for registration to furnish the Company with such information and evidence as the Company may think necessary or relevant and failing such information or evidence being furnished to the satisfaction of the Company within a period of 28 days after such request, the Company shall be entitled to refuse to register the transfer in question.

5.9 If there is any inconsistency between the provisions of these Clauses 5.2 to 5.8 (inclusive) and any other Clauses of this Constitution, the provisions of Clauses 5.2 to 5.8 shall prevail.

5.10 Subject to the provisions of Clauses 5.2 to 5.9 (inclusive) and to the provisions of the Law with respect to the consent of the Members affected and subject and without prejudice to any special rights attached to any Shares for the time being issued, all Shares shall be under the absolute control of the Directors who may from time to time:

5.10.1 issue any Share;

5.10.2 create any class or new class of Ordinary Shares or Preference Shares (including a class of Preference Shares which are or at the option of the Company are to be redeemed the terms and manner of redemption being (subject to the Law) determined by the Directors upon the issue of the Shares);

5.10.3 reclassify any Share;

5.10.4 allot or grant options in respect of or otherwise dispose of any Shares to such persons on such terms and conditions and at such times and subject or not to the payment of any part of the amount of the Shares in cash as the Directors may determine;

5.10.5 allot any new Shares as fully or partly paid Shares as part payment for any property bought by the Company or for services rendered to the Company;

5.10.6 make any such issue and create any such new class with such preferred deferred or other special rights or subject to such rights of compulsory sale or pre-emption or subject to such restrictions whether in regard to Dividends, voting, return of Share capital or other matters as the Directors may determine.

5.11 The Company may, in accordance with the provisions of the Law, buy back its own Shares.

6. BROKERAGE AND COMMISSION

6.1 The Company may pay brokerage or commission to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any Shares or debentures of the Company or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any Shares or debentures of the Company and so that —

6.1.1 the statutory conditions and requirements for the time being in force (if any) shall be observed and complied with;

6.1.2 the brokerage or commission shall not exceed 10% of the price at which the Shares or debentures are issued unless otherwise determined by the Directors;

6.1.3 the brokerage or commission may be paid either in cash or in fully paid Shares or debentures of the Company of any class in such other manner as the Directors may determine; and

6.1.4 the Company may grant to any person so subscribing or agreeing to subscribe or procuring or agreeing to procure subscriptions an option to require the Company to issue to himself or his nominee any further Shares of the Company.

6.2 The powers conferred by Clause 6.1 upon the Company may be exercised on its behalf by the Directors.

7. OWNERSHIP OF SHARES

Except as required by law no person shall (unless the Directors in any case otherwise determine) be recognized by the Company as holding any Share upon any trust and the Company shall not be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or unit of a Share or (except only as by this Constitution or by law otherwise provided) any other rights in respect of any Share except an absolute right to the entirety thereof in the registered holder.

8. VARIATION OF RIGHTS

8.1 Subject to the provisions of Clause 5, if at any time the issued Share capital is divided into different classes of Shares the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied with either –

8.1.1 the written consent of the holders of not less than 75% of the issued Shares of that class; or

8.1.2 the sanction of a special resolution passed at a separate general meeting of the holders of the Shares of that class.

8.2 Without limiting the generality of Clause 5.7 the rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking equally therewith.

9. CERTIFICATES

9.1 Every person whose name is entered as a Member in the Register shall without payment be entitled to a certificate (whether under the common seal of the Company or not) in accordance with the Law.

9.2 In respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all.

10. CALLS ON SHARES

10.1 The Directors may from time to time make calls upon the Members in respect of any money unpaid on their Shares and not by the conditions of issue thereof made payable at fixed times but so that –

10.1.1 no call shall be payable earlier than one month from the date fixed for the payment of the last preceding call; and

10.1.2 each Member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company, at the time or times and place so specified, the amount called on his Shares.

10.2 A call may be revoked or postponed as the Directors may determine.

10.3 A call shall be deemed to have been made at the time when the resolution of the Directors authorizing the call was passed and may be required to be paid by instalments.

10.4 The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

10.5 If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate not exceeding 8% per annum, as the Directors may determine but the Directors shall be at liberty to waive payment of that interest wholly or in part.

10.6 Any sum which by the terms of issue of a Share becomes payable on issue or at any fixed date shall, for the purposes of this Constitution, be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and in the event of non—payment of interest and expenses, forfeiture or otherwise shall apply as if the sum had become payable by virtue of a call duly made and notified.

10.7 The Directors may on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

10.8 The Directors may if they think fit, receive from any Member willing to advance the same all or any part of the money uncalled and unpaid upon any Shares held by him and upon all or any part of the money so advanced may (until the same would but for the advance become payable) pay interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) 8% per annum as may be agreed upon between the Directors and the Member paying the sum in advance.

10.9 On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that —

10.9.1 the name of the Member sued is entered in the Register as the holder or one of the holders of the Shares in respect of which such debt accrued;

10.9.2 the resolution making the call is duly recorded in the minute book; and

10.9.3 notice of such call was duly given to the Member sued in pursuance of this Constitution

and it shall not be necessary to prove the appointment of the Directors who made such call or that a quorum of Directors was present at the meeting at which such call was made, nor any other matters whatsoever and the proof of the matters aforesaid shall be conclusive evidence of the debt.

11. FORFEITURE OF SHARES

11.1 If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof the Directors may, at any time thereafter, during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid,

together with any interest which may have accrued and all expenses which may have been incurred by the Company by reason of non—payment.

11.2 The notice shall name a day (not earlier than 14 days from the date of the notice) and a place or places on and at which the call and interest and expenses are to be paid. The notice shall also state that in the event of non—payment at or before the time and at the place appointed the Shares in respect of which the call is payable will be liable to be forfeited.

11.3 If the requirements of any such notice are not complied with, any Shares in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all Dividends declared in respect of the forfeited Shares and not actually paid before the forfeiture.

11.4 When any Share has been so forfeited, notice of the resolution shall be given to the Member in whose name it stood immediately prior to the forfeiture and an entry of the forfeiture with the date shall forthwith be made in the Register. The forfeiture of a Share shall involve the extinction of all interest in and also of all claims and demands against the Company in respect of the Share and all other rights incident to the Share except only such of those rights as by this Constitution are expressly waived.

11.5 A forfeited Share shall be deemed to be the property of the Company and may be sold, re-issued or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re—issue or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

11.6 A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares but shall notwithstanding remain liable to pay and shall forthwith pay to the Company all money which at the date of forfeiture was payable by him in respect of the Shares as set out in the notice hereinbefore provided (together with interest at the rate of 8% per annum from the date of forfeiture on the money for the time being unpaid if the Directors think fit to enforce payment of such interest) but his liability shall cease if and when the Company receives payment in full of all such money in respect of the Shares.

12. LIEN

12.1 The Company shall have a first and paramount lien on every Share registered in the name of each Member (whether solely or jointly with others) for all money (whether presently payable or not) called or payable at a fixed time in respect of that Share or presently payable by him or his estate to the Company and interest and expenses thereon but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Clause 12.

12.2 The Company's lien on a Share shall extend to all Dividends payable thereon.

12.3 Unless otherwise agreed the registration of a transfer of Shares shall operate as a waiver of the Company's lien (if any) on those Shares.

12.4 The Directors may sell in such manner as the Directors think fit any Shares on which the Company has a lien but no sale shall be made —

12.4.1 unless a sum in respect of which the lien exists is presently payable; and

12.4.2 until the expiration of 14 days after written notice stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable has been given to the registered holder for the time being of the Share or the person entitled thereto by reason of his death or bankruptcy.

12.5 To give effect to any sale pursuant to Clause 12.4 the Directors may authorize some person to execute on behalf of the holders thereof an instrument of transfer in order to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and shall not be bound to see to the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

12.6 The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue if any shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

13. TAXATION LIEN

13.1 Whenever in respect of, or in connection with, any Shares registered in the name of a Member (whether solely or jointly with others) or with any Dividends or bonus thereon and whether in consequence of his death or for any reason any law for the time being of the Commonwealth of Australia or of any Australian State or Territory or of any other country or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payments to any Government or taxing authority —

13.1.1 the Company shall, in respect of any such liability, be fully indemnified by the Member and his executors or administrators wheresoever constituted or situated;

13.1.2 any moneys paid by the Company in respect of any such liability imposed or purported to be imposed on the Company may be recovered by action from the Member or his executors or administrators wheresoever constituted as a debt due by him or his estate to the Company with interest at 8% per annum from the date when the moneys were paid until repayment;

13.1.3 any such moneys and interest may be deducted by the Company from any Dividend or other moneys payable by it to the Member or his executors or administrators;

13.1.4 the provisions of Clause 12 with respect to the Company's lien for debts of a Member and the Company's power of sale to enforce any such lien shall apply with respect to moneys paid by the Company in respect of any liability to which this Clause 13 relates;

13.1.5 nothing herein contained shall prejudice or affect any right or remedy which in respect of any such payment by the Company any law may confer or purport to confer upon the Company; and

13.1.6 it is hereby expressly declared that as between the Company and the Member or his estate and his executors or administrators wheresoever constituted, any such right or remedy shall be enforceable by the Company and every Member of the Company as between himself and the Company shall be deemed to agree and bind his executors administrators and estate to submit to the legislative power and jurisdiction of the State Territory country or place imposing such liability upon the Company.

13.2 If under the Tax Act or any other enactment the Company becomes liable to pay additional tax with respect to any undistributed amount of its profits then notwithstanding any other provisions of this Constitution the Company in making any subsequent distribution of its profits (whether out of that undistributed amount or out of other profits) may if the Directors think fit but not so as to affect any priority to which under this Constitution the holders of any class of Shares are entitled determine to pay Dividends at different rates with respect to the Shares of the same class held by different Members so as to ensure, as nearly as may be, that each Member bears his proper Share of the additional tax which the Company has become liable to pay.

14. TRANSFER OF SHARES

14.1 An instrument of transfer of any Shares shall be in writing in any usual or common form or in any other form which the Directors may approve.

14.2 The instrument of transfer shall be –

14.2.1 executed by or on behalf of both the transferor and the transferee; and

14.2.2 if required by law to be stamped, duly stamped

and the transferor shall remain the holder of the Shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect thereof.

14.3 Except as provided by this Constitution, there shall be no right of transfer of any Shares in the Company whatsoever except with the approval of the Directors and the Directors may, subject to the terms of issue of any Shares, refuse to register any transfer of a Share without being bound to give any reason for such refusal or without specifying any grounds therefor.

14.4 Every instrument of transfer shall be left at the office for registration accompanied by the certificate of the Shares to be transferred and such

other evidence as the Directors may require to prove the title of the transferor or his right to transfer the Shares.

14.5 All instruments of transfer which shall be registered shall be retained by the Company but any instrument of transfer which the Directors shall refuse to register shall, on demand, be returned to the person depositing the same.

14.6 If the Directors refuse to register any transfer of Shares they shall, within one month after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal but if within the said period of one month notice of refusal shall not have been sent to the transferee then acceptance of the transfer for registration shall be deemed to have occurred at the expiration of the said period.

14.7 Any non—voting Share may be transferred by a Member to any child or other issue, son—in—law, daughter—in—law, father, mother, brother, sister, nephew, niece, widow or widower of the Member.

14.8 Except as provided in Clauses 5, 14.7 and 15 no transfer of Shares shall be registered unless all Members of the Company so agree or unless the following procedures are complied with —

14.8.1 a person proposing to transfer any Shares ("the Proposing Transferor") shall give written notice to the Company ("a Transfer Notice") that he desires to transfer the Shares specified in the Transfer Notice and he shall specify in the Transfer Notice the price per Share which he fixes as the fair value thereof;

14.8.2 a Transfer Notice shall not be revocable except with the sanction of the Directors except where the fair value has been fixed by arbitration as provided in Clause 14.8.6 at a price lower than the price fixed by the Member in which case, the Proposing Transferor may revoke the Transfer Notice by written notice to the Company within 7 days after he has received notice of the result of such arbitration;

14.8.3 a Transfer Notice may include several parcels of Shares and in such case shall operate as if it were a separate Transfer Notice in respect of each parcel;

14.8.4 the service of a Transfer Notice shall be deemed to constitute the Company the agent of the Proposing Transferor for the sale of the Shares to a purchaser to be nominated by the Company as hereinafter provided at a price equal to the fair value thereof;

14.8.5 subject to the provisions of Clauses 14.8.2 and 14.8.10, within 28 days after being served with a Transfer Notice, the Company may by written notice to the Proposing Transferor nominate one or more Members or other persons whom in the opinion of the Directors it is desirable in the interests of the Company to admit to membership as purchaser of the parcel of Shares referred to in the Transfer Notice ("the Purchaser") whereupon the Proposing Transferor shall be bound upon payment of the fair value of the Shares to transfer the Shares to the Purchaser;

14.8.6 the Company may, by the same notice as is referred to in Clause 14.8.5, require the fair value of the Shares to be fixed by arbitration pursuant to the Commercial Arbitration Act (1984) in lieu of the fair value fixed in the Transfer Notice but in the event of the fair value so fixed by arbitration exceeding the fair value fixed in the Transfer Notice the Purchaser may, by written notice to the Proposing Transferor not later than 14 days after the determination, elect not to continue with the purchase;

14.8.7 if the Proposing Transferor having become bound pursuant to Clause 14.8.5 makes default in transferring the Shares, the Directors may authorise some person to execute on behalf of the holder thereof an instrument of transfer of and to transfer such Shares to the Purchaser and to receive the purchase price on behalf of the Proposing Transferor and the Purchaser shall be registered as the holder of the Shares comprised in any such transfer without production of the Share certificate and shall not be bound to see to the application of the purchase money;

14.8.8 after the Purchaser's name has been entered in the Register in purported exercise of the power given by Clause 14.8.7, the validity of the proceedings shall not be questioned by any person;

14.8.9 if no purchaser is nominated by the Company pursuant to Clause 14.8.5 in respect of the Shares specified in a Transfer Notice within 28 days after the Company is served with the Transfer Notice, or if the Purchaser elects not to continue with the purchase pursuant to the provisions of Clause 14.8.6, the Proposing Transferor shall be entitled at any time within one month after the expiration of the said period of 28 days or 14 days (as the case may be) —

14.8.9.1 to sell and transfer the Shares to any person at a price not less than the price fixed by him in the Transfer Notice; or

14.8.9.2 to require the Company to be put into liquidation in which case, notwithstanding anything contained in this Constitution, he shall in that event be entitled to require the Directors to call and arrange to hold a general meeting of the Company for the purpose of considering a resolution that the Company be wound up voluntarily and shall be entitled at such meeting to exercise ten thousand votes for every Share held by him in the Company;

14.8.10 any Shares specified in a Transfer Notice shall, forthwith upon the giving thereof by a Proposing Transferor, be offered to the other Members in proportion to the number of Shares already held by them (and where any fraction of a Share is involved the Shares offered shall be taken to the next lowest whole number and any Shares left over shall be offered to Members as determined by lot and the Directors shall allot sufficient Shares to those who do not draw the lots to enable the proportion to be exactly maintained)

and save as aforesaid the disposal of Shares the subject of a Transfer Notice shall be at the discretion of the Directors;

14.8.11 the Directors may exercise in the name of the Company all the powers contained in this Clause 14.8 but if any Director of the Company is the Proposing Transferor, or is a director or member of or otherwise interested in any Proposing Transferor, he shall not take part in any deliberations of the Directors or exercise any vote on any matter arising out of this Clause 14.8 and if there are only two Directors of the Company, one Director shall be a quorum in respect of any such matter;

14.8.12 the expression "parcel of Shares" in this Clause 14.8 means all the Shares of any one class referred to in a Transfer Notice; and

14.8.13 in the event of a Member or Director in any capacity and whether as creditor or otherwise presenting to the Court any petition to wind up the Company on any ground whatsoever, or instituting any proceedings against the Company for the recovery of any moneys allegedly due by the Company, the Member and in the case of a Director any Member of the Company being his wife or child or trustee for the family of such Director or a company of which such Director is a director, shall be deemed on the day prior to the presentation of the petition to have served a Transfer Notice pursuant to this Constitution in respect of all Shares in the Company owned by the Member or such other person or company as the case may be.

14.9 The Directors may subject to the Law suspend the registration of transfers for any time or times not exceeding in the aggregate 30 days in any year.

15. TRANSMISSION OF SHARES

15.1 The legal personal representatives of a deceased sole holder of a Share shall be the only persons recognized by the Company as having any title to the Share.

15.2 In the case of a Share registered in the names of two or more holders the survivors or survivor or the legal personal representatives of the deceased survivor shall be the only persons recognized by the Company as having any title to the Share but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any Share which had been held jointly by him with other persons.

15.3 Any of the following persons that is to say —

15.3.1 either of the parents or the guardian of any infant Member;

15.3.2 any person becoming entitled to a Share in consequence of the bankruptcy of a Member;

15.3.3 the legal personal representative of a deceased Member;

15.3.4 the beneficiaries of a deceased Member becoming entitled thereto under the deceased Member's will or the next of kin of the deceased Member entitled on an intestacy;

15.3.5 any person having authority in law to manage the affairs of a Member who by reason of mental or physical infirmity is unable to manage his affairs —

shall, upon such evidence being produced as to his or their status or authority as is from time to time properly required by the Directors, have the right either to be registered himself or themselves or to make such transfer of the Share as the Member could have made and the Directors shall have no right to decline or suspend registration as they would have had in the case of a transfer of the Share by the Member if the Member had been alive or capable of transferring the Share.

15.4 The Shares standing in the name of the trustees of the will of any deceased Member may be transferred upon any change of trustees to the trustees for the time being of the will.

15.5 Where two or more persons are jointly entitled to be registered pursuant to the provisions of this Clause 15 they shall, for the purposes of this Constitution, be deemed to be joint holders of the Share.

15.6 A person entitled to be registered as a Member in respect of a Share pursuant to this Clause 15 shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Share except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of the Share to exercise any right conferred by membership in relation to general meetings of the Company.

16. CONVERSION AND REDUCTION OF SHARE CAPITAL

16.1 The Company may (subject to the provisions of Clause 8 and the Law) by resolution convert all or any of its Shares into a larger or small number.

16.2 For the purposes of Clause 16.1, any amount unpaid on Shares to be converted is to be apportioned equally among the replacement Shares.

16.3 The Company may, subject to the provisions of the Law, reduce its Share capital in any way which is not otherwise authorised by law.

17. GENERAL MEETINGS

17.1 All general meetings of the Company shall be held in accordance with the provisions of the Law and this Constitution.

17.2 The Directors may whenever they think fit call a general meeting and, in addition to any other general meetings the Directors may, if they think necessary, call an annual general meeting in any calendar year and all

general meetings shall be called on such requisition or, in default, may be called by such requisitionists as provided by the Law.

17.3 If at any time there are not sufficient Directors capable of acting to form a quorum for the purpose of calling a general meeting, any Director or any Members of the Company with not less than 5% of the votes that may be cast at general meetings may call and arrange to hold a general meeting in the same manner, as nearly as possible, in which general meetings may be called by the Directors.

17.4 Subject to the provisions of the Law relating to resolutions and special resolutions and agreements for shorter notice not less than 21 days written notice (exclusive of the day on which the notice is served or deemed to be served but inclusive of the day for which notice is given) must be given of all general meetings specifying –

17.4.1 the place, date and time for the meeting (and, if the general meeting is to be held in 2 or more places, the technology that will be used to facilitate this);

17.4.2 the general nature of the business of the general meeting;

17.4.3 if a special resolution is to be proposed –

17.4.3.1 an intention to propose the special resolution; and

17.4.3.2 the special resolution itself;

17.4.4 if a Member is entitled to appoint a proxy, that –

17.4.4.1 the Member has a right to appoint a proxy;

17.4.4.2 the proxy does not need to be a Member of the Company; and

17.4.4.3 that a Member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

17.5 All business shall be deemed special that is transacted at a general meeting and all business that is transacted at an annual general meeting (if any) shall also be deemed special with the exception of sanctioning a Dividend, the consideration of the financial reports, Directors' reports and auditor's reports (if any) and the appointment of the auditor (if any) and the fixing of his remuneration and the election of Directors.

17.6 Subject to the Law, any resolution of the Company determined on without any general meeting and evidenced in writing under the hand of each Member of the Company who for the time being is entitled to vote, or of his proxy, or of his attorney appointed as provided in this Constitution or, if the Member is a corporation, of its representative appointed as provided in this Constitution or the Law, shall be as valid and effectual as a resolution duly passed at a general meeting of the Company.

17.7 Any resolution passed in accordance with the provisions of Clause 17.6 may consist of identical copies of the document recording the resolution and accompanying information, each signed by one or more Members or their respective proxies, attorneys or, if any Members are corporations, by their respective representatives.

18. PROCEEDINGS AT GENERAL MEETINGS

18.1 No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business.

18.2 A quorum shall be constituted by —

18.2.1 where all of the issued voting Shares are held by a single Member — that Member;

18.2.2 where all of the issued Shares are held by a Holding company - the person appointed to act as the representative of the Holding company at general meetings of the Company pursuant to Clause 21 and the Law; and

18.2.3 where all of the issued voting Shares are held by two or more Members — 2 Members.

18.3 If within 15 minutes from the time appointed for a general meeting a quorum is not present —

18.3.1 the meeting if convened upon the requisition of Members shall be dissolved; or

18.3.2 in any other case —

18.3.2.1 it shall stand adjourned to the same day, in the next week, at the same time and place; and

18.3.2.2 if at the adjourned meeting a quorum is not present within 15 minutes from the time appointed for the meeting, the meeting shall be dissolved.

18.4 The Chairperson (if any) elected by the Directors shall chair each general meeting of the Company or if there is no such Chairperson, or if at any meeting he is not present within 15 minutes after the time appointed for holding the meeting or is unwilling to act, the persons present and entitled to vote at a meeting shall choose some one of their number to chair the meeting.

18.5 The Chairperson may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place but so that —

18.5.1 no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place;

18.5.2 when a meeting is adjourned for 10 days or more at any one time, notice of the adjourned meeting shall be given as in the case of an original meeting;

18.5.3 save as aforesaid it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

18.6 At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded —

18.6.1 by the Chairperson; or

18.6.2 by at least three Members present having the right to vote at the meeting; or

18.6.3 by any Member or Members present and representing not less than 5% of the votes that may be cast on the resolution on a poll

and unless a poll is so demanded, a declaration by the Chairperson that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

18.7 The demand for a poll may be withdrawn.

18.8 If a poll is duly demanded it shall be taken in such manner and either at once or after an interval or adjournment or otherwise as the Chairperson directs and the result of the poll shall be the resolution of the meeting at which the poll was demanded but a poll demanded on the election of a Chairperson or on a question of adjournment shall be taken forthwith.

18.9 In the case of an equality of votes whether on a show of hands or on a poll the Chairperson of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

19. VOTES OF MEMBERS

19.1 Subject to any special rights or restrictions imposed on or attaching to any Shares or classes of Shares by the Directors on the issue of those Shares or classes of Shares, each Member present who holds one or more voting Shares shall be entitled to vote at meetings of Members and on a show of hands every such Member shall have one vote and on a poll every such Member shall have one vote for each such Share he holds.

19.2 In the case of joint holders the vote of the Member whose name appears first in the Register shall be accepted to the exclusion of the votes of the other joint holders.

19.3 A Member who is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under any relevant law relating to mental health may vote whether on a show of hands or on a poll by his committee or by the trustee or by such other person as properly has the management of his estate and any such committee trustee or other person may vote by proxy or attorney.

19.4 A Member who is an infant may vote by either of his parents or by his guardian upon such evidence being produced of the relationship or of the appointment of the guardian as the Directors may from time to time properly require.

19.5 No Member shall be entitled to vote at any general meeting unless all calls and other sums presently payable by him to the Company in respect of Shares in the Company have been paid.

19.6 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairperson of the meeting whose decision shall be final and conclusive.

20. PROXIES

20.1 Each Member of the Company entitled to attend and cast a vote at a general meeting may appoint an individual as his proxy to attend and vote for that Member at the general meeting.

20.2 The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, in accordance with the constitution of that corporation.

20.3 A proxy need not be a Member of the Company.

20.4 The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority must be received by the Company not less than 48 hours before the time for holding the general meeting or adjourned general meeting at which the person named in the instrument proposes to vote (unless a shorter period is specified in the notice of general meeting to which the proxy relates) and in default the instrument of proxy shall not be treated as valid unless otherwise determined by the Chairperson.

20.5 For the purposes of Clause 20.4, an instrument appointing a proxy must be received by the Company at any of the following –

20.5.1 the office of the Company; or

20.5.2 a fax number at the office of the Company; or

20.5.3 a place, fax number or electronic address specified for that purpose in the notice of meeting.

20.6 An instrument appointing a proxy may be in any usual form or in any other form which the Directors may approve and if a Member is entitled to cast two or more votes at the meeting, that Member may appoint not more than two proxies.

20.7 Where a Member appoints two proxies, the appointment may specify the proportion or number of votes that the proxy may exercise.

20.8 Any instrument appointing a proxy confers authority to demand or join in demanding a poll.

21. BODY CORPORATE REPRESENTATIVE

21.1 Any body corporate which is a Member of the Company may by resolution of its directors or other governing body appoint an individual (whether a Member of the Company or not) whom it thinks fit as its representative to exercise all or any of the powers that the body corporate may exercise –

21.1.1 at general meetings of the Company or of any class of Members of the Company; or

21.1.2 at meetings of creditors or debenture holders; or

21.1.3 in respect of resolutions to be passed without meetings.

21.2 The person so appointed shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise (including the giving of any consent and the signing of any resolution, appointment or other document) if it were a natural person and also to exercise all the powers mentioned in Clause 21.1 as are conferred by the instrument of appointment.

21.3 A certificate executed in accordance with the constitution of the body corporate, accompanied by such other evidence as the Directors may properly require of any appointment of a representative, must be received by the Company before the commencement of the meeting or adjourned meeting at which the person named in the certificate proposes to vote and, in the case of a resolution to be determined on without any general meeting, before the resolution or other document or statement in which the resolution is set out is circulated for signing by the Members of the Company entitled to vote on the resolution.

21.4 For the purposes of Clause 21.3, a certificate of appointment must be received by the Company at any of the following –

21.4.1 the office of the Company; or

21.4.2 a fax number at the office of the Company; or

21.4.3 a place, fax number or electronic address specified for that purpose in the notice of meeting.

22. ATTORNEY OF MEMBERS

22.1 Any Member may appoint an attorney (whether a Member or not) to act for him on his behalf at all general meetings of the Company at which he is not present himself and to give any consent and sign any appointment or resolution or other document which the Member himself could give or sign.

22.2 Any appointment shall be made by power of attorney duly executed by the Member and attested by one or more witness or witnesses or, if the Member is a body corporate, then in accordance with its constitution and the power of attorney must be received by the Company not less than 48 hours before the attorney becomes entitled to act thereunder (unless a shorter period is specified in the notice of general meeting to which the power of attorney relates) accompanied by such evidence of its due execution and non—revocation as the Directors require.

22.3 For the purposes of Clause 22.2, the power of attorney must be received by the Company at any of the following –

22.3.1 the office of the Company; or

22.3.2 a fax number at the office of the Company; or

22.3.3 a place, fax number or electronic address specified for that purpose in the notice of meeting.

22.4 The power of attorney may be in any usual form or in any other form which the Directors may approve.

22.5 The attorney so appointed may, during the absence of the Member and while the power of attorney remains unrevoked, attend at and take part in the proceedings and vote at all general meetings of the Company and demand or join in the demand for a poll in the same manner as the Member himself could do if personally present and may give any consent and sign any appointment or resolution or other document which the Member himself could give or sign.

22.6 A vote given or act done in accordance with the terms of an instrument of proxy or attorney shall be valid notwithstanding the previous death or mental incapacity of the principal or revocation of the instrument or of the authority under which the instrument was executed or the transfer of the Share in respect of which the instrument is given if the Company has not received written notice of such death, incapacity, revocation or transfer before the commencement of the meeting or adjourned meeting at which the instrument is used.

23. MEETINGS OF CLASSES OF SHAREHOLDERS

At every separate meeting of holders of Shares of any class the provisions of this Constitution relating to general meetings shall, with such adaptations as are necessary, apply but so that (subject to the provisions of Clause 8.1) —

23.1 the necessary quorum shall be two Members holding between them a majority of the issued Shares of the class; or

23.2 where only one Member is the holder of Shares of the class - that Member present shall for all purposes constitute a quorum; and

23.3 any holder of Shares of the class present at the meeting may demand a poll.

24. DIRECTORS

24.1 The number of the Directors shall be not less than five comprising –

24.1.1 an independent Chairperson;

24.1.2 the Managing Director appointed pursuant to Clause 26;

24.1.3 two persons appointed by Preferred Holders; and

24.1.4 one person appointed by the Founding Shareholder.

24.2 The Company may from time to time by resolution passed at a general meeting, or by resolution passed without a meeting, fix the number of Directors or increase or reduce the number of Directors (but so that the number shall not be less than the minimum number required by Clause 24.1 or the Law) and may also determine in what rotation (if any) the increased or reduced number is to go out of office.

24.3 Each Director shall hold office until he dies, or vacates office in accordance with the provisions of Clause 25.1, or the term for which he is appointed or elected expires as provided in this Constitution.

24.4 The Company may, subject to Clause 24.1, by resolution —

24.4.1 appoint a person to be a Director;

24.4.2 remove a Director;

24.4.3 appoint another person as a Director in place of any Director who dies, is removed or vacates office pursuant to the provisions of Clause 25.1; and

24.4.4 may appoint additional Directors.

24.5 The Directors shall have power at any time and from time to time to appoint any person to be a Director either to fill a casual vacancy, or as an addition to the existing Directors, but so that the total number of Directors shall not at any time exceed the number fixed in accordance with this Constitution.

24.6 If a person who is the only Director and the only Member of the Company –

24.6.1 dies; or

24.6.2 vacates office pursuant to the provisions of Clauses 25.1.2 or 25.1.4

and a personal representative or trustee is appointed to administer the person's estate or property then (subject to the provisions of the Law) the personal representative or trustee (as the case may be) shall have the power to appoint a person as the Director of the Company or to appoint themselves to that office.

24.7 No Share qualification shall be required of a Director.

24.8 A Director may hold any other office or place of profit in the Company in conjunction with his directorship and may be appointed thereto upon such terms as to remuneration, tenure of office and otherwise as may be arranged by the Directors.

24.9 The Directors shall be paid out of the funds of the Company by way of remuneration for their services such sum as the Directors may from time to time determine. The Directors shall also be entitled to be paid any outlay or expenses properly incurred by them on behalf of the Company in attending meetings of the Directors or of any committee of Directors or general meetings of the Company and in connection with the business of the Company as the Directors may from time to time determine.

24.10 If any Director being willing shall be called upon to perform extra services or to make any special exertions in going from his usual residence or otherwise for any of the purposes of the Company, the Company may remunerate the Director for so doing either by a fixed sum or by a percentage of profits or otherwise as may be determined by the Directors and such remuneration may be either in addition to or in substitution for his or their remuneration as herein provided.

25. DISQUALIFICATION OF DIRECTORS

25.1 The office of Director shall be vacated if the Director —

25.1.1 ceases to be a Director pursuant to any provision of the Law; or

25.1.2 becomes bankrupt or makes any arrangement or composition with his creditors generally; or

25.1.3 becomes prohibited from being a Director by reason of any order made under the Law; or

25.1.4 becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under any relevant law relating to mental health; or

25.1.5 resigns his office by notice in writing to the Company; or

25.1.6 is removed from office pursuant to this Constitution.

25.2 Notwithstanding any rule of law or equity to the contrary but subject to the provisions of the Law concerning disclosure of interests by Directors —

25.2.1 a Director shall not be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise or from being employed or acting in any capacity professionally or otherwise by or on behalf of the Company;

25.2.2 if a Director has an interest in a contract or arrangement or a proposed contract or arrangement with the Company (other than as a Member of the Company) and the Director discloses the nature and extent of the interest at a meeting of Directors –

25.2.2.1 the Director may vote on whether the Company enters into the contract or arrangement; and

25.2.2.2 the contract or arrangement may be entered into; and

25.2.2.3 the Director may vote on matters involving the contract or arrangement; and

25.2.2.4 if the disclosure is made before the contract or arrangement is entered into –

25.2.2.4.1 the Director may retain benefits under the contract or arrangement even though the Director has an interest in the contract or arrangement; and

25.2.2.4.2 the Company cannot avoid the contract merely because of the existence of the interest;

25.2.3 it shall be the duty of the Secretary to record every declaration under this Clause 25.2 in the minutes of the meeting but failure to record such declaration shall not in any way affect the validity of such contract or arrangement; and

25.2.4 a Director may sign any contract or other document relating to any contract or arrangement in which he is in anyway interested (whether or not under common seal of the Company).

25.3 The provisions of Clause 25.2.2 shall not apply to a Director –

25.3.1 if he is the only Director of the Company and is or represents the only Member of the Company; or

25.3.2 if the interest of that Director consists only of being a Member or creditor of a corporation that has an interest in a contract or arrangement with the Company if that interest may be regarded as not being a material interest; or

25.3.3 where the contract or arrangement relates to a loan to the Company – that Director has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan; or

25.3.4 where the contract or arrangement has been or will be made with or for the benefit of or on behalf of a related body corporate – that Director is a director of that related body corporate.

26. MANAGING DIRECTOR

26.1 The Directors may from time to time appoint one or more of their body to the office of Managing Director for such period and on such terms as they think fit and subject to the terms of agreement entered into in any particular case may revoke any such appointment.

26.2 A Director appointed as Managing Director shall not, while holding that office, be subject to retirement by rotation or be taken into account in determining the rotation of retirement of Directors but a person ceases to be a Managing Director if he ceases to be a Director.

26.3 A Managing Director shall subject to the terms of any agreement entered into in any particular case receive such remuneration (whether by way of salary commission or participation in profits or partly in one way and partly in another) as the Directors may determine.

26.4 The Directors may entrust to and confer upon a Managing Director any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke withdraw alter or vary all or any of those powers.

27. ALTERNATE OR SUBSTITUTE DIRECTORS

27.1 Any Director may, with the approval of the other Directors, appoint any person (whether a Member of the Company or not) to be an alternate or substitute Director in his place during such period as he thinks fit.

27.2 Any person while he so holds office as an alternate or substitute Director shall be entitled to notice of meetings of the Directors and to attend and vote thereat accordingly and to exercise all the powers of the appointor in his place.

27.3 An alternate or substitute Director shall ipso facto vacate office if his appointor vacates office as a Director or removes the appointee from office.

27.4 Any appointment or removal under this Clause 27 shall be effected by notice in writing to the Company and to the person concerned under the hand of the Director who makes the appointment or removal.

28. POWERS AND DUTIES OF DIRECTORS

28.1 The business of the Company shall be managed by the Directors who may exercise all the powers of the Company that are not by the Law or by this

Constitution required to be exercised by the Company in general meeting subject nevertheless to any provision of this Constitution and to the provisions of the Law.

28.2 No regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

28.3 Without limiting the generality of Clause 28.1 —

28.3.1 the Directors may in addition to all other general and special powers possessed by them from time to time borrow in the name and for all or any of the purposes of the Company or in connection with its business any sum or sums of money for such period and at such rate or rates of interest and otherwise upon such terms and conditions as the Directors may think fit and so that —

28.3.1.1 any sum or sums of money so borrowed may be raised or secured by mortgage charge or pledge of the whole or any part of the real or personal estate revenues property undertaking choses in action debts or effects of the Company including unpaid calls and uncalled capital or by deposit receipts debentures debenture stock bonds trusts deeds personal covenant or otherwise as the Directors may from time to time think fit without such security;

28.3.1.2 every such mortgage charge or other security may be in such form and contain such powers of sale and other powers trusts and provisions and may be accompanied by such collateral further and other security as the Directors may think fit;

28.3.2 the Directors may pay out of the Company's funds all expenses of the promotion, formation and registration of the Company and the vesting in it of the assets acquired by the Company; and

28.3.3 the Directors may from time to time by power of attorney appoint any company firm or person or body of persons whether nominated directly or indirectly by the Directors to be the attorney or attorneys of the Company for such purposes and with such powers authorities and discretions (not exceeding those vested in or exercisable by the Directors under this Constitution) and for such period and subject to such conditions as they may think fit and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers authorities and discretions vested in him.

29. PROCEEDINGS OF DIRECTORS

29.1 The Directors shall meet at least nine times in each year for the dispatch of business and may adjourn and otherwise regulate their meetings as they think fit using any technology consented to from time to time by all the Directors.

29.2 Questions arising at any meeting shall be decided by a majority of votes cast by Directors entitled to vote.

29.3 The Chairperson shall have a deliberative vote but not a second or casting vote.

29.4 A Director may and the Secretary on the requisition of a Director shall at any time summon a meeting of the Directors.

29.5 Subject to the provisions of Clause 29.15 the quorum necessary for transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be three, one of whom must be an appointee of the Preferred Holders.

29.6 In the case of a meeting of the Directors held in a State in which any Director or Directors are not usually resident, it shall not be necessary to give notice of such meetings to such Director or Directors and the failure to give such notice shall not invalidate the acts or proceedings of the Board done or carried out in the absence of such Director or Directors.

29.7 Unless the Directors in any case otherwise determine the provisions contained in Clauses 29.17 or 36 (as the case may be) shall apply to the giving of notice pursuant to the provisions of Clause 29.6.

29.8 The continuing Directors or Director may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed pursuant to this Constitution as the minimum number of Directors, the continuing Directors or Director may act in the event of an emergency or for the purpose of summoning a general meeting of the Company but for no other purpose.

29.9 The Directors may elect a Chairperson of their meetings and determine the period for which he is to hold office but if no Chairperson is elected or if at any meeting the Chairperson is not present within 15 minutes after the time appointed for holding the meeting or declines to act, the Directors present may choose one of their number to be Chairperson of the meeting.

29.10 The Directors may delegate any of their powers to a committee of Directors. Any committee so formed must exercise the powers delegated to it in accordance with any direction of the Directors.

29.11 A committee may elect a Chairperson of its meetings but if no Chairperson is elected or if at any meeting the Chairperson is not present within 15 minutes after the time appointed for holding the meeting or declines to act, the Members of that committee present may choose one of their number to be Chairperson of the meeting.

29.12 A committee may meet and adjourn as it thinks proper. Questions arising at any meeting of a committee shall be determined by a majority of votes of the Members of such committee present and the Chairperson shall have a deliberative but not second or casting vote.

29.13 The Directors may delegate any of their powers to one of their number who shall, in the exercise of the powers so delegated, conform to any regulations which may be imposed upon him by the Directors and receive such remuneration as the Directors may determine.

29.14 All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or person so acting or that they or any of them were disqualified, be as valid as if every Director or other person had been duly appointed and was qualified to be a Director.

29.15 A resolution in writing signed —

29.15.1 where the Company has only one Director — by that Director; and

29.15.2 where the Company has two or more Directors — by all the Directors for the time being entitled to attend and vote on the resolution

shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held.

29.16 Any resolution passed in accordance with the provisions of Clause 29.15 may consist of identical copies of the document recording the resolution and accompanying information, each signed by one or more Directors.

29.17 For the purpose of this Constitution the contemporaneous linking together by telephone or by such other method of audio or audio visual communication system of a number of the Directors not less than the quorum specified in Clause 29.5 whether or not any one or more of the Directors is out of Australia shall constitute a meeting of the Directors and all the provisions in this Constitution as to meetings of the Directors shall apply to such meetings subject to the following conditions namely —

29.17.1 all the Directors for the time being entitled to receive notice of a meeting of the Directors shall be entitled to notice of a meeting by telephone or by such other method of audio or audio visual communication system and to be linked by telephone or such other audio or audio visual communication system for the purposes of such meeting;

29.17.2 each of the Directors taking part in the meeting by telephone or by such other method of audio or audio visual communication system must be able to hear each of the other Directors taking part at the commencement of the meeting; and

29.17.3 at the commencement of the meeting each Director must acknowledge his presence for the purpose of a meeting of the Directors of the Company to all other Directors taking part.

29.18 A notice of a meeting of Directors may be given by telephone or by such other method of audio or audio visual communication system as the Directors may from time to time determine or as provided in Clause 36.

29.19 For the purposes of Clause 29.17 a Director may not leave the meeting by disconnecting his telephone or such other audio or audio visual communication system unless he has previously obtained the express consent of the Chairperson of the meeting and a Director shall be conclusively presumed to have been present and to have formed part of the quorum at all times during the meeting unless he has previously obtained the express consent of the Chairperson to leave the meeting as aforesaid.

29.20 A minute of the proceedings at meetings convened by telephone or by such other method of audio or audio visual communication system shall be sufficient evidence of such proceedings and of the observance of all necessary formalities if certified to be a correct minute by the Chairperson of the meeting.

30. SECRETARY

One or more Secretaries shall in accordance with the Law be appointed as Secretary or Secretaries of the Company by the Directors for such term at such remuneration and upon such conditions as they may think fit and any Secretary so appointed may be removed by them.

31. MINUTES

31.1 The Directors shall cause minutes to be made —

31.1.1 of all appointments of officers;

31.1.2 of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

31.1.3 of all resolutions and proceedings at all meetings of Members of the Company and of the Directors and of committees of Directors and of all resolutions determined on without meetings; and

31.1.4 of all other matters required by the Law.

31.2 Except in the case of documents deemed to constitute minutes in accordance with the provisions of the Law and resolutions signed in accordance with the provisions of Clauses 17.6 and 29.15, all minutes shall be signed by the Chairperson of the meeting at which the proceedings were held or by the Chairperson of any succeeding meeting.

32. SEAL AND EXECUTION OF DOCUMENTS

32.1 The Company may have a common seal.

32.2 The Directors shall provide for the safe custody of the common seal of the Company (and if they think fit of a Share seal which is hereby authorized in accordance with the Law) which shall only be used with the authority of the Directors and every instrument to which the seal is affixed shall be signed by a Director or by some other person or persons appointed by the Directors to attest the affixing of the common seal.

32.3 All documents which of legal necessity need not be under common seal and which the Company is capable in law of entering into shall be legally binding on the Company if signed by one of the Directors or by some other person or persons appointed by the Directors in that behalf.

32.4 Promissory notes cheques or other negotiable instruments shall be signed by or on behalf of the Company by one of the Directors or in such other manner as the Directors may from time to time determine.

33. DIVIDENDS

33.1 The profits of the Company, subject to any special rights relating thereto created or authorized by this Constitution and subject to the provisions of this Constitution as to reserves and provisions, shall be divisible among the Members in such proportion as the Directors may from time to time determine (subject always to the terms on which the Shares in the Company are issued) but so that all Dividends shall be paid according to the amounts paid up on the Shares of the class in respect whereof the Dividend is paid.

33.2 The Directors may (subject always to the terms on which the Shares in the Company are issued) from time to time determine that a Dividend is payable to the holders of one class of Shares to the exclusion of any other class of Shares and may fix the amount and the time for payment and the method of payment.

33.3 In making a determination that a Dividend is payable to the holders of any class of Shares, the Directors shall not be bound to consider the proportion of the paid up capital or Shareholding of any class of Shares in relation to the total paid up capital or Shareholding in the Company.

33.4 No Dividend shall be paid otherwise than out of profits nor bear interest against the Company.

33.5 No amount paid on a Share in advance of calls shall while carrying interest be treated for the purposes of Dividend as paid up on the Share.

33.6 If several persons are registered as joint holders of any Shares any one of them may give effectual receipts for any Dividends or other moneys payable on or in respect of the Share.

33.7 Subject to the provisions of Clause 33.2, any Dividend may be paid by cheque, sent through the post to the registered address of the Member or person entitled thereto or in the case of joint holders to any one of such joint holders at his registered address, or to such person and such address as the Member or person entitled or such joint holders (as the case may be) may direct.

33.8 For the purposes of Clause 33.7 every cheque shall be made payable to the person to whom it is sent or bearer and crossed "not negotiable" or to such other person as the Member or person entitled or such joint holders (as the case may be) may direct.

34. RESERVES AND PROVISIONS

34.1 The Directors may set aside out of the profits of the Company such sums as they think proper as reserves which shall at the discretion of the Directors be applicable for any purpose to which the profits of the Company may be properly applied and pending any such application may at the like discretion either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

34.2 The Directors may, without placing the same to reserve, carry forward any profits which they may think prudent not to divide.

34.3 The Directors may, subject to the Law, from time to time pass a resolution to the effect that any money investments or other assets available for distribution as Dividends but not required for the payment or provision of any fixed preferential Dividend whether standing to the credit of any reserve or provision or not and —

34.3.1 forming part of the undivided profits of the business of the Company; or

34.3.2 representing profits arising from an ascertained accretion to capital or from a revaluation of the assets of the Company; or

34.3.3 arising from the realisation of any capital assets of the Company or any investments representing the same —

shall be capitalised and, subject to the terms on which the Shares in the Company are issued, shall be distributed amongst the holders of all of the Shares or any one or more classes of Shares as the Directors think fit without making a distribution among the holders of other classes of Shares or shall be distributed in different proportions among the holders of different classes of Shares.

34.4 For the purposes of Clause 34.3 —

34.4.1 a resolution may declare that all or any part of the capitalised fund shall be applied in paying up in part or in full any Shares or debentures of the Company and that such application shall be accepted by the Members entitled to Share in the distribution in part or full satisfaction of their respective interests in the capitalised sum;

34.4.2 when any such resolution has been passed, the Directors may issue a sufficient number of Shares or may issue a sufficient amount of debentures to the Members entitled to Share in the distribution in satisfaction of their respective interests in the

capitalised sum and as nearly as may be in proportion to the amounts paid up on the Shares of the relevant class or classes held by them; and

34.4.3 prior to such issue the Directors may authorize any person on behalf of the holders of the Shares to whom a distribution is to be made to enter into any agreement with the Company for the issue to them of Shares to be credited as fully paid up or partly paid up and in satisfaction of the bonus or for the issue to them of debentures in satisfaction of the bonus any agreement made under such authority shall be effective.

34.5 For the purposes of giving effect to any resolution for capitalisation and distribution of undivided profits or other moneys or for satisfaction of a Dividend by distribution of Shares or other assets of the Company, the Directors may —

34.5.1 settle as they think expedient any difficulty that may arise in making the distribution and, in particular, they may determine that fractions of less value than $1 may be disregarded in order to adjust the rights of all parties;

34.5.2 fix the distribution value of any specific assets;

34.5.3 determine the amount of any cash payments to be made to any Members upon the footing of the value so fixed;

34.5.4 vest any such cash or specific assets in trustees for the persons entitled to the capitalised fund or Dividend (as the case may be) upon such trusts as may seem expedient to the Directors; and

34.5.5 where necessary, file a proper contract in accordance with any statutory requirements and appoint any person to sign the contract on behalf of the persons entitled to the capitalised fund or Dividend (as the case may be).

35. ACCOUNTS

The Directors shall keep proper books of account and shall distribute copies of financial reports as required by the Law and shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the records, accounts and books of the Company or any of them shall be open to the inspection of Members (not being Directors) and no Member (not being a Director) shall have any right of inspecting any record, account, book or paper of the Company except as conferred by statute or authorized by the Directors or by the Company in general meeting.

36. NOTICES

36.1 A notice may be given by the Company to any Member –

36.1.1 personally; or

36.1.2 by sending it by post to him at his registered address or to the address (if any) supplied by him to the Company for the giving of notices to him; or

36.1.3 by sending it to the fax number or electronic address (if any) nominated by the Member; or

36.1.4 by any other means determined by the Directors in accordance with the provisions of Clause 36.3.

36.2 Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing prepaying and posting a letter containing the notice and to have been effected, in the case of a notice of a meeting, on the day after the date of its posting and in any other case, at the time at which the letter would be delivered in the ordinary course of post. A notice of meeting sent by fax or other electronic means is taken to be given on the business day after it is sent.

36.3 Notwithstanding the provisions of Clause 36.1, if the Directors shall so determine, a notice may be given by any other means as shall ensure expeditious receipt of the notice and service of the notice shall be deemed to be effected if the mode of service of the notice is properly addressed and paid for and lodged for delivery or transmission with a competent authority or body and to have been effected at the time at which in the ordinary course that mode of service of the notice would be delivered.

36.4 A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder first named in the Register in respect of the Share.

36.5 A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name or by the title of representatives of the deceased or assignee of the bankrupt or by any like description at the address if any supplied for the purpose by the persons claiming to be so entitled or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

36.6 Notice of every general meeting shall be given in any manner hereinbefore authorized to —

36.6.1 every Member except those Members who have not supplied to the Company an address for the giving of notices to them;

36.6.2 every person entitled to a Share in consequence of the death or bankruptcy of a Member who but for his death or bankruptcy would be entitled to receive notice of the meeting;

36.6.3 the auditor for the time being of the Company; and

36.6.4 such other persons as required by the Law.

36.7 No person other than as referred to in Clause 36.6 shall be entitled to receive notices of general meetings.

37. WINDING UP

37.1 If the Company is wound up the liquidator may with the sanction of a special resolution of the Company divide amongst the Members in kind the whole or any part of the assets of the Company (whether they consist of property of the same kind or not) and may, for that purpose, set such value as he deems fair upon any property to be so divided and may determine how the division shall be carried out as between the Members or different classes of Members.

37.2 The liquidator may with the sanction of a special resolution vest the whole or any part of any such assets in trustees upon such trusts for the benefit of the contributories as the liquidator with the like sanction thinks fit but so that no Member shall be compelled to accept any Shares or other securities whereon there is any liability.

38. INDEMNITY AND INSURANCE

38.1 Subject to the Law, the Company may indemnify a person who is or has been an officer of the Company, to the full extent permissible by law, out of the property of the Company against all losses or liabilities to another person which any one of them has or may sustain or incur as such an officer of the Company or of a related body corporate in the proper performance of their duties at law or pursuant to the Constitution including, but not limited to, any liability for negligence or for reasonable costs and expenses incurred —

38.1.1 in defending proceedings, whether civil or criminal, in which either judgment is given in favour of the person or in which the person is acquitted or there is a non suit of the trial, or the proceeding is otherwise discontinued, dismissed or stayed or withdrawn before judgment; or

38.1.2 in connection with an application in relation to such proceedings in which the Court grants relief to the person under the Law; or

38.1.3 in connection with any administrative proceedings relating to the person's position with the Company, except proceedings which give rise to civil or criminal prosecutions against that person in which judgment is not given in that person's favour or in which that person is not acquitted or which arise out of conduct involving a lack of good faith.

38.2 The Company may indemnify a person who is or has been an officer of the Company, to the full extent permissible by law, out of the property of the Company against any liability to another person (other than the Company or related body corporate) as such an officer unless the liability arises out of conduct involving a lack of good faith.

38.3 Subject to the Law, each officer is entitled to enforce against the Company any indemnity conferred by Clauses 38.1 and 38.2 for a period of seven years after the officer ceases for any reason (including but not limited to death or disability but excluding removal from office because of conduct involving lack of good faith) to be an officer of the Company as if at all times during that period the officer was an eligible officer of the Company within the meaning of the Law (whether or not that is in fact the case).

38.4 The Company may pay a premium for a contract insuring a person who is or has been an officer of the Company and its related bodies corporate against —

38.4.1 any liability incurred by that person as such an officer which does not arise out of conduct involving a willful breach of duty in relation to the Company or a contravention of sections 232(5) or (6) of the Law; and

38.4.2 any liability for costs and expenses incurred by that person in defending proceedings relating to that person's position with the Company, whether civil or criminal, and whatever their outcome.

39. DEADLOCK

39.1 In the event of an equality of votes for and against any resolution proposed or submitted at any meeting of the Directors that resolution shall be put to a meeting of the Company called and held for that purpose.

39.2 In the event of an equality of votes for and against any resolution proposed or submitted at any meeting of Members of the Company, then that that resolution or the question to be determined thereby, whether it be or concern an issue of law or fact or policy or management of the Company or any other matter or question concerning the affairs of the Company, shall be submitted to the arbitration of two arbitrators (one of whom shall be nominated by the Members voting for the resolution and one by the Members voting against the resolution) and their umpire, if the arbitrators shall not be able to agree upon an award and any such reference, shall be subject to the provisions of the Commercial Arbitration Act (1984).

39.3 On the making of an award, each of the Members and Directors of the Company shall (so far as he may legally do so) call and hold or cause to be called and held a meeting of the Company for the purpose of passing any resolution or resolutions necessary to give effect to the award of the arbitrators or their umpire (as the case may be) and each of the Members and Directors of the Company shall (so far as he may legally do so) vote in favour of each and every such resolution and shall do or concur in doing all acts and things necessary to give effect to such award.

ASIC
Australian Securities & Investments Commission

[redacted]

Application for change of company type

Form 206 — Corporations Act 2001

RECEIVED
2004 AUG 26 A 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Use this form to apply to ASIC to change a company type.

Related Forms
Form 205 – Notification of resolution

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
PHARMAXIS PTY LTD

ACN/ABN
082 811 630

1 Change of type required

Please indicate the change of company type required.

Select one box.

Proprietary company limited by shares – convert to
- [ ] Unlimited proprietary company (sign the form and complete Attachment 1)
- [ ] Unlimited public company (sign the form and complete Attachment 1)
- [x] Public company limited by shares (sign the form)

Unlimited proprietary company – convert to
- [ ] Proprietary company limited by shares (sign the form if not a limited company that became unlimited within the last 3 years)
- [ ] Public company limited by shares (sign the form if not a limited company that became unlimited within the last 3 years)
- [ ] Unlimited public company (sign the form)

Public company limited by shares – convert to
- [ ] Unlimited public company (sign the form and complete Attachment 1)
- [ ] Unlimited proprietary company (sign the form and complete Attachment 1)
- [ ] Proprietary company limited by shares (sign the form and complete Attachment 4)
- [ ] No liability company (sole objects are mining purposes – sign the form and complete Attachment 5)

1 Continued ... **Change of type required**

Company limited by guarantee – convert to

- ☐ Public company limited by shares (sign the form and complete Attachment 2 and 3)
- ☐ Unlimited public company (sign the form and complete Attachment 1)
- ☐ Proprietary company limited by shares (sign the form and complete Attachment 2 and 3)
- ☐ Unlimited proprietary company (sign the form and complete Attachment 1, 2 and 3)

Unlimited public company – convert to

- ☐ Public company limited by shares (sign the form if not a limited company that became unlimited within the last 3 years)
- ☐ Proprietary company limited by shares (sign the form if not a limited company that became unlimited within the last 3 years)
- ☐ Unlimited proprietary company (sign the form)

Public no liability company – convert to

- ☐ Public company limited by shares (sign this form if all the issued shares are fully paid up)
- ☐ Proprietary company limited by shares (sign this form if all the issued shares are fully paid up)

Company limited by both shares and guarantee – convert to

- ☐ Proprietary company limited by shares (sign the form and complete declaration only at Attachments 2 and 3)
- ☐ Public company limited by shares (sign the form and complete declaration only at Attachments 2 and 3)
- ☐ Company limited by guarantee (sign the form and complete declaration only at Attachment 2)

2 Documents required to be lodged with this form

Any relevant special resolutions are required to be included as part of the lodgement of this form (signed statements, assents and declarations are required).

Select one or more boxes

Included as part of this lodgement is a special resolution which:

- ☑ resolves to change the type of the company and specifices the type sought
- ☑ makes appropriate alterations to the name of the company
- ☑ makes appropriate alterations to the company constitution (if required)
- ☐ adopts appropriate replaceable rules (if required)

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

DAVID McGARVEY

Capacity

- [ ] Director
- [x] Company secretary

Signature

Date signed

2 4 / 0 7 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

PIPER ALDERMAN - CAMERON BILLINGSLEY

ASIC registered agent number

17535

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [x] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

205 page 1/1 15 July 2001

ASIC registered agent number	17535
lodging party or agent name	PIPER ALDERMAN
office, level, building name or PO Box no.	LEVEL 23, GMT
street number & name	1 FARRER PLACE
suburb/city	SYDNEY state/territory NSW postcode 2000
telephone	(02) 9253 9999
facsimile	(02) 9253 9900
DX number	10216 suburb/city SYDNEY STOCK EXCHANGE

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form 205

Notification of
resolution

Corporations Act 2001
Regulation 1.0.12

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION ... 2003 JUL 28 A 11:17 ... RECEIVED

Company name PHARMAXIS PTY LTD

ACN 082 811 630

Subject(s) of the resolution

(tick boxes which apply)

Section	Subject	Box
157(2)	change of company name	[X] A
162(3)	change from public company to proprietary company	[ ] B
162(3)	change from proprietary company to public company	[X] C
162(3)	change from no-liability company to company limited by shares	[ ] F
162(3)	change from limited company to unlimited company	[ ] G
162(3)	change from unlimited company to limited company	[ ] H
162(3)	change from company limited by guarantee to company limited by shares	[ ] AA
167AA(1)	change from company limited by both shares & guarantee to company limited by shares	[ ] AB
167AA(1)	change from company limited by both shares & guarantee to company limited by guarantee	[ ] AC
162(3)	change from limited (mining) company to a no-liability company	[ ] X
136(5)	alteration of constitution	[X] J
491(1)	voluntary winding up by members	[ ] L
491(1)	voluntary winding up by creditors	[ ] M
461(2)	company resolved to be wound up by Court	[ ] AD
506(1B)	powers & duties of liquidator (voluntary)	[ ] AF
507(11)	company's arrangement with liquidator	[ ] AG
510(1A)	binding arrangements on company/creditors	[ ] AH
	other	[ ] R

section number

brief description

Details of the resolution (tick the appropriate box & provide details)

date of meeting 24/07/03

The resolution [X] set out below

[ ] in the attached annexure marked "................." (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001.

The Resolution

1. Resolved that approval is given to change the type of the Company from a proprietary company limited by shares to a public company limited by shares.
2. Resolved to change the name of the Company from Pharmaxis Pty Ltd to Pharmaxis Ltd, with effect from the change of company type.
3. Resolved to modify the existing constitution of the Company as follows:
   - delete all references to 'Pharmaxis Pty Ltd' and replace with 'Pharmaxis Ltd';
   - replace the existing clause 3 with 'The Company is a public company limited by shares';
   - any other such deletions, additions or other modifications as may be necessary or practical so that the constitution of the Company complies with the requirements under the Corporations Act 2001.

For change of company name

Is the proposed name identical to a registered business name(s)? [ ] yes [X] no

If yes, provide business name(s) registration details

Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and correct.

print name DAVID MCGARVEY capacity COMPANY SECRETARY

sign here [signature] date 24/07/03

ASIC

Australian Securities & Investments Commission

Application for change of company type

Form 206 — Corporations Act 2001

Use this form to apply to ASIC to change a company type.

Related Forms
Form 205 – Notification of resolution

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

PHARMAXIS PTY LTD

ACN/ABN

082 811 630

1 Change of type required

Please indicate the change of company type required:

Select one box.

Proprietary company limited by shares – convert to:

- [ ] Unlimited proprietary company (sign the form and complete Attachment 1)
- [ ] Unlimited public company (sign the form and complete Attachment 1)
- [x] Public company limited by shares (sign the form)

Unlimited proprietary company – convert to:

- [ ] Proprietary company limited by shares (sign the form if not a limited company that became unlimited within the last 3 years)
- [ ] Public company limited by shares (sign the form if not a limited company that became unlimited within the last 3 years)
- [ ] Unlimited public company (sign the form)

Public company limited by shares – convert to:

- [ ] Unlimited public company (sign the form and complete Attachment 1)
- [ ] Unlimited proprietary company (sign the form and complete Attachment 1)
- [ ] Proprietary company limited by shares (sign the form and complete Attachment 4)
- [ ] No liability company (sole objects are mining purposes – sign the form and complete Attachment 5)

1 Continued ... Change of type required

Company limited by guarantee – convert to

- [ ] Public company limited by shares (sign the form and complete Attachment 2 and 3)
- [ ] Unlimited public company (sign the form and complete Attachment 1)
- [ ] Proprietary company limited by shares (sign the form and complete Attachment 2 and 3)
- [ ] Unlimited proprietary company (sign the form and complete Attachment 1, 2 and 3)

Unlimited public company – convert to

- [ ] Public company limited by shares (sign the form if not a limited company that became unlimited within the last 3 years)
- [ ] Proprietary company limited by shares (sign the form if not a limited company that became unlimited within the last 3 years)
- [ ] Unlimited proprietary company (sign the form)

Public no liability company – convert to

- [ ] Public company limited by shares (sign this form if all the issued shares are fully paid up)
- [ ] Proprietary company limited by shares (sign this form if all the issued shares are fully paid up)

Company limited by both shares and guarantee – convert to

- [ ] Proprietary company limited by shares (sign the form and complete declaration only at Attachments 2 and 3)
- [ ] Public company limited by shares (sign the form and complete declaration only at Attachments 2 and 3)
- [ ] Company limited by guarantee (sign the form and complete declaration only at Attachment 2)

2 Documents required to be lodged with this form

Any relevant special resolutions are required to be included as part of the lodgement of this form (signed statements, assents and declarations are required).

Select one or more boxes

Included as part of this lodgement is a special resolution which:

- [x] resolves to change the type of the company and specifices the type sought
- [x] makes appropriate alterations to the name of the company
- [x] makes appropriate alterations to the company constitution (if required)
- [ ] adopts appropriate replaceable rules (if required)

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

DAVID McGARVEY

Capacity

[ ] Director

[x] Company secretary

Signature

Date signed

24/07/03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

PIPER ALDERMAN — CAMERON BILLINGSLEY.

ASIC registered agent number

17535

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[ ] Signatory above

[x] ASIC registered agent above

[ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section A

Section A may be lodged independently if no changes are to be notified via Sections B or C.

Use this form to notify ASIC of:
A1 **Change of address**
A2 **Change of name - officeholders or members**
A3 **Change - ultimate holding company**

Related Forms
484 B - appoint/cease officeholders, change to special status
484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

RECEIVED 2004 AUG 26 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company details

Company name
PHARMAXIS PTY LTD

ACN/ ABN
75 082 811 630

A1 Change of address

This section allows a new address to be applied to one or more purposes (eg registered office and principal place of business). You may copy and attach another Section A1 for each new address.

New address
(A PO Box is only allowed for a member address)

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)
Level 4

Street number and Street name
167 EAGLE STREET

Suburb/City
BRISBANE

State/Territory
QLD

Postcode
4000

Country (if not Australia)

Date of change
For members include date of change to members' register.

Date
15 / 06 / 03
[D D] [M M] [Y Y]

Continues on next page...

Apply address to
(You can apply the new address to one or more of the following — registered office, principal place of business, etc).

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Registered office address**

If registered office changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☐ **Company officeholder's residential address**

1 Family name | Given names

Place of birth (town/city) (state/country)

Date of birth
[D D] / [M M] / [Y Y]

2 Family name | Given names

Place of birth (town/city) (state/country)

Date of birth
[D D] / [M M] / [Y Y]

☒ **Member's address**

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

1 Family name | Given names

2 Family name | Given names

When a member is a company, not a person

Company name (only if a member)

1 CM CAPITAL INVESTMENTS PTY LTD

ACN/ ARBN/ ABN: 35098 048 830

Country of incorporation (if not Australia)

Company name (only if a member)

2

ACN/ ARBN/ ABN

Country of incorporation (if not Australia)

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

Apply change of name to
The following person (or entity) has changed their name (Select one or more boxes)

☐ **Director** ☐ **Alternate director**
☐ **Secretary** ☐ **Member**

Personal name change
(eg change by deed poll, marriage. To register a new officeholder go to B1)

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Their previous name was (Provide full given names, not initials)

Family name | Given names

Place of birth (town/city) | (state/country)

Date of Birth
[D D] / [M M] / [Y Y]

Their new name is (Provide full given names, not initials)

Family name | Given names

Date of change
[D D] / [M M] / [Y Y]

Organisation name change (member only)

(When a member is a company, not a person, and the company has changed its name)

The previous organisation name was

The new organisation name is

ACN/ ARBN/ ABN

Date of change
[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**
Company name
ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has ceased operation as the ultimate holding company**
Company name
ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has changed its name** (date of change not required)
New name
ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

Date of change
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

DAVID MC GARVEY

Capacity

- [ ] Director
- [x] Company secretary

Signature

Date signed

0 1 / 0 7 / 0 3

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC *registered agent, please complete agent* name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [x] Signatory above
- [ ] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

DX Number | DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section A

Section A may be lodged independently if no changes are to be notified via Sections B or C.

Use this form to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

Related Forms
484 B - appoint/cease officeholders, change to special status
484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
PHARMAXIS PTY LTD

ACN/ ABN
75 082 811 630

A1 Change of address

This section allows a new address to be applied to one or more purposes (eg registered office and principal place of business). You may copy and attach another Section A1 for each new address.

New address
(A PO Box is only allowed for a member address)

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)
LEVEL 5

Street number and Street name
71 COLLINS STREET

Suburb/City
MELBOURNE

State/Territory
VIC

Postcode
3000

Country (if not Australia)

Date of change
For members include date of change to members' register.

Date
30 / 06 / 03
[D D] [M M] [Y Y]

Continues on next page...

Apply address to
(You can apply the new address to one or more of the following — registered office, principal place of business, etc).

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Registered office address**

If registered office changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☐ **Company officeholder's residential address**

1 Family name | Given names

Place of birth (town/city) (state/country)

Date of birth
[D D] / [M M] / [Y Y]

2 Family name | Given names

Place of birth (town/city) (state/country)

Date of birth
[D D] / [M M] / [Y Y]

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☑ **Member's address**

1 Family name | Given names

2 Family name | Given names

When a member is a company, not a person

Company name (only if a member)

1 GSS VENTURE PARTNERS LIMITED

ACN/ ARBN/ ABN: 54 072515247

Country of incorporation (if not Australia)

Company name (only if a member)

2

ACN/ ARBN/ ABN

Country of incorporation (if not Australia)

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

Apply change of name to
The following person (or entity) has changed their name (Select one or more boxes)

☐ **Director** ☐ **Alternate director**
☐ **Secretary** ☐ **Member**

Personal name change
(eg change by deed poll, marriage. To register a new officeholder go to B1)

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Their previous name was (Provide full given names, not initials)

Family name ______ Given names ______

Place of birth (town/city) ______ (state/country) ______

Date of Birth
[D D] / [M M] / [Y Y]

Their new name is (Provide full given names, not initials)

Family name ______ Given names ______

Date of change
[D D] / [M M] / [Y Y]

Organisation name change (member only)
(When a member is a company, not a person, and the company has changed its name)

The previous organisation name was ______

The new organisation name is ______

ACN/ ARBN/ ABN ______

Date of change
[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**
Company name ______
ACN/ ARBN/ ABN ______ **OR** Country of incorporation (if not Australia) ______

☐ **The ultimate holding company has ceased operation as the ultimate holding company**
Company name ______
ACN/ ARBN/ ABN ______ **OR** Country of incorporation (if not Australia) ______

☐ **The ultimate holding company has changed its name** (date of change not required)
New name ______
ACN/ ARBN/ ABN ______ **OR** Country of incorporation (if not Australia) ______

Date of change
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

DAVID McGARVEY

Capacity

[ ] Director

[x] Company secretary

Signature

[signature]

Date signed

03/07/03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[x] Signatory above

[ ] ASIC registered agent above

[ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC

Australian Securities and Investments Commission

Electronic Lodgement

Document No. **7E0016726**

Lodgement date/time: 04-07-2003 17:30:07
Reference Id: 70050436

Change of company details

Form 484 - Corporations Act 2001

Company details

Company name
PHARMAXIS PTY LTD
Australian Company Number (ACN)
082 811 630

B1 Appoint company officeholder

Officer
This section shows the appointment of a company officeholder

Officeholder Appointment Details
Role(s)
Director - Appointment Date: 04-07-2003
The name of the appointed officeholder is:

Given names **Malcolm John**

Family name **MCCOMAS**

Date of Birth **10-09-1954**

City/town of Birth **Melbourne**

State (if born in Australia) **Vic**

Country of Birth **Australia**

Residental Address

Address

1A BUNYULA RD
BELLEVUE HILL NSW 2023
Australia

Authorisation

This form has been authorised by

I certify that the information in this form is true and complete
Name
David Morris MCGARVEY
Capacity
Secretary
Date signed
04-07-2003

Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details ASIC registered agent

If this form is being lodged by an ASIC registered agent, please complete agent name and number	______________________________________ ASIC registered agent number ______________________________________
Queries about this form You can nominate an officeholder, lodging party or ASIC registered agent	**If there is a query regarding this form, ASIC should contact** (Choose one of the following) ☒ Signatory above ☐ ASIC registered agent above

PHARMAXIS PTY LTD

ABN 75 082 811 630

(Company)

24 JULY 2003

CIRCULAR RESOLUTION OF SHAREHOLDERS

Section 249A of the Corporations Act 2001

We the undersigned, being all the shareholder of the Company entitled to vote on the resolution, are in favour of the resolution set out in this document:

1. **Resolved** that approval is given in accordance with section 162 of the Corporations Act 2001 to change the type of the Company from a proprietary company limited by shares to a public company limited by shares.

2. **Resolved** that approval is given in accordance with section 157 of the Corporations Act 2001 to change the name of the Company from Pharmaxis Pty Ltd to Pharmaxis Ltd, with effect from the change of company type.

3. **Resolved** that approval is given in accordance with section 136 of the Corporations Act 2001 to modify the existing constitution of the Company as follows:

   3.1 delete all references to 'Pharmaxis Pty Ltd' and replace with 'Pharmaxis Limited';

   3.2 replace the existing clause 3 with 'The Company is a public company limited by shares';

   3.3 make any other such deletions, additions or other modifications as may be necessary or practical so that the constitution of the Company complies with the requirements under the Corporations Act 2001 of a public company limited by shares,

   with effect from the change of company type.

4. **Resolved** that any director or any company secretary be authorised to do all things, including sign all documents and instruments, necessary for or in connection with the change of company type.

Signed for and on behalf of
Praxis Pharmaceuticals Inc by:

....	....
Director	Director/Secretary
....	....
Name (please print)	Name (please print)

Last resolution rec'd
24/7/03

SYD_Com:16558.1

RECEIVED
2004 AUG 26 A 11: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PHARMAXIS LTD

ACN 082 811 630

25 Sept 03

Waivers and Agreement

1. The shareholders agreement of the Company contains certain rights of pre-emption to existing shareholders on the issue of new shares.

   Each shareholder of the Company waives any pre-emptive rights that they may have in relation to the issue of new shares in the initial public offering under the Company's current constitution, shareholders agreement and the Corporations Act 2001.

2. The Company may compulsorily convert preference shares on an initial public offering and listing of the Company. Despite this right, the Company seeks the agreement of all shareholders in respect of the conversion of their shares.

   Each preference shareholder of the Company respectively agrees that their series A converting preferred shares and the series B converting preferred shares (as applicable) convert into ordinary shares, with effect immediately prior to the issue and allotment of shares under the initial public offer.

3. The preference shareholders do not have any right to a cumulative dividend if the Company undertakes an initial public offering in the manner contemplated. The Company seeks an acknowledgment of this from all preference shareholders.

   Each preference shareholder of the Company agrees that the series A converting preference shares and the series B converting preference shares have no entitlement to any form of cumulative dividend, with effect immediately prior to the issue and allotment of shares under the initial public offer.

4. The shareholders agreement terminates on the initial public offering and listing of the Company. The Company seeks the termination of the shareholders agreement on the terms set out below.

   Each shareholder of the Company agrees that the shareholders agreement is terminated, with effect immediately prior to the issue and allotment of shares under the initial public offer.

5. The constitution of the Company and the shareholders agreement contain a number of substantive and technical requirements. The Company is using its best endeavours to comply with these requirements. Provided that the Company is successful in the initial public offering, the Company seeks a general waiver from unintended technical breaches of the constitution or shareholders agreement with respect to the initial public offering.

   Each shareholder of the Company waives any technical breach of the shareholders agreement or constitution of the Company relating to any act or omission by the Company in relation to or in connection with the proposed initial public offering.

25 Sep 03

PHARMAXIS LTD

ACN 082 811 630

(Company)

Circular Resolution of

All Shareholders of the Company

Background

The Company is proposing to undertake an initial public offering of the Company's ordinary shares and to seek quotation of those shares on the Australian Stock Exchange. As part of this process a number of approvals are required under the Corporations Act 2001 and the existing shareholders agreement and constitution of the Company. Background on each of the resolutions is provided with the relevant resolutions.

Shareholders should note that if the initial public offering does not proceed, only resolution 2 will be of effect.

Resolutions

We the undersigned, being all the shareholders of the Company entitled to vote on the resolution, are in favour of the resolutions set out in this document.

1. The initial public offering of the Company's shares was contemplated by the shareholders agreement of the Company and requires the approval of shareholders.

   Resolved that approval is given for, and that the Company be authorised to do all things necessary for or in connection with:

   (a) the initial public offering of the Company's shares;

   (b) for the admission of the Company to the Australian Stock Exchange; and

   (c) the quotation of the Company's shares on the Australian Stock Exchange.

2. The Company proposes to issue ordinary shares in the initial public offering at an offer price of $0.50. To facilitate this offer price, the Company must subdivide each existing class of the Company's share capital by 8. Existing shareholders' proportional interests in the Company will not change as a result of the subdivision.

   Resolved that the Company subdivide the Company's ordinary shares, series A converting preference shares and series B converting preference shares by 8 so that, the share capital of the Company will be as set out in annexure A, with immediate effect.

3. The Company is currently proposing to issue up to 50 million new ordinary shares (including oversubscriptions) as part of the initial public offer. The Company seeks shareholder approval in respect of the issue of up to 50 million shares.

   Resolved that approval is given for the Company to issue up to 50 million ordinary shares at or around A$0.50 per ordinary share as part of the proposed initial public offering.

4. Immediately prior to the issue of and allotment of the new ordinary shares, the series A converting preference shares and the series B converting preference shares convert to ordinary shares. Shareholder approval is sought in respect of the issue of ordinary shares on conversion of the Company's preference shares.

Resolved that approval is given for the issue of ordinary shares on the conversion of the series A converting preference shares and the series B converting preference shares.

5. In order to be granted admission to the Australian Stock Exchange, the Company must adopt a constitution suitable for a listed public company. The Company's current constitution is not adequate for this purpose. Shareholder approval is sought in respect of the adoption of a new constitution in substantially for form as is enclosed with this resolution. The Australian Stock Exchange has yet to review the new constitution and they may require some minor changes. The Company's lawyers have confirmed that the constitution complies with both the Corporations Act and the Listing Rules of the Australian Stock Exchange.

The proposed new constitution contains a proportional takeover provision. The Corporations Act 2001 requires that if a proportional takeovers provision is to be included in a constitution, that the Company provide shareholders with certain information. This information is set out in annexure C.

Resolved that approval is given to

(a) repeal the existing constitution of the Company;

(b) adopt a new constitution (containing a proportional takeover provision) in substantially the form enclosed with this resolution as annexure B,

with effect immediately prior to the issue and allotment of shares under the initial public offer.

6. The Company proposes that the shareholders of the Company set the remuneration available for the non-executive directors, which will be divided amongst the Directors as the remuneration committee and the Directors may agree. In accordance with the proposed new constitution and while the Company is listed on the Australian Stock Exchange, the total amount of remuneration available to non-executive directors may only be increased with shareholder approval. The amount approved is not necessarily the amount that will be paid, it is the maximum payable. This maximum has been set well above current directors fees to allow for the payment of directors fees to all non executive directors; possible additional payments for board committee work; and the possibility of an additional director appointment before the 2004 annual general meeting.

Resolved that the total maximum amount of remuneration available to the non-executive directors of the Company is $300,000 per year.